114

07027110

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asya Katilim Bankasi A.S.

*CURRENT ADDRESS Kusbakisi Sokak, No. 2
Altunizade 34662
Istanbul, Turkey

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35122 FISCAL YEAR

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒
DEF 14A (PROXY) ☐

OICF/BY: [illegible]
DAT : 10/11/07

List of Information Made Public, Distributed or File Pursuant to the Communique On Principles Regarding Public Disclosure of Material Events

Article	Subject
5(a)(1)	Any change in the control of management, either directly or indirectly due to changes in the capital structure, voting rights of shares or other rights stated in articles of association or proxy solicitation in accordance with capital market legislation or as a result of a contract or in other ways.
5(a)(2)	Changes either within the direct or indirect ownership of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 75% or more of the total voting rights or capital of the corporation by natural or legal person or other natural or legal persons acting together with in case of a decrease of the mentioned ratios.
5(a)(3)	Acknowledgement of the existence of voting agreements by the corporation.
5(a)(4)	Direct or indirect ownership of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 75% or more of the total voting rights or capital by the mutual funds founded by the same legal person, or the decrease of the mentioned ratios below these mentioned thresholds.
5(b)(1)	Purchase, sale, lease, rent, of tangible assets or putting tangible assets as capital in kind, where the cumulative amount taken/given in these transactions or annual rental reach at least 25% of the total net value of tangible assets or at least 10% of total assets, on the last publicly announced balance sheet according to Communiqués of the Board. Purchase, sale, lease, rent, of tangible assets or putting tangible assets as capital in kind, which reach %5 or multiples of total assets or which reach %10 or multiples of total net asset value of tangible assets on the last publicly disclosed balance sheet, If any, the decisions on adding the resulting profit from these operations to the capital or recording the profit as income
5(b)(2)	Purchase, sale, lease, rent, of tangible assets or putting tangible assets as capital in kind, which have a significant impact on the

Article	Subject
	production of goods and services without regardless of ratios stated above in paragraph (1).
5(c)(1)	Taking decisions on changing the subject of actual operations of the corporation or engaging in new operations.
5(c)(2)	Taking decisions on the production of a new product or the use of new technology, which have an important effect in the operations of the corporation.
5(c)(3)	Partial or entire suspension of operations or production of corporation or conditions where the operations or production of the corporation become unattainable.
5(c)(4)	The new formation of a business relationship with a customer and/or a supplier which may possibly have a significant impact on the operations of the corporation or the termination of an existing relationship with a customer and/or a supplier which may possibly have a significant impact on the operations of the corporation, or the loss of significance of changes which or result in causing the above mentioned consequences.
5(c)(5)	Filing a suit of dissolution against the corporation.
5(c)(6)	If any, the occurrence of a reason for dissolution laid down in the Articles of Association or taking a decision on dissolution of the corporation at the shareholders' meeting.
5(c)(7)	Establishing domestic or abroad offices by the corporation, closing its existing units, changing the organisation of the corporation significantly, changing contact details of the corporation like the address, telephone or fax number etc.
5(c)(8)	Lawsuits in favour of or against the corporation or application of arbitration reaching an amount that could have a significant impact on financial structure or on the results of the operations of corporation.
5(c)(9)	Making such agreements as patent, royalty, license, know-how and technological cooperation or annulment of the existing agreements or amendment on the conditions of the agreement disclosed to the public before, Acquiring of new concessions, amending the existing

Article	Subject
	concession conditions or cancelling of concession or acquiring patent, Winning bids which amount to at least 10% of the gross revenue on the last publicly disclosed income statement, Making or cancelling or amending all kinds of agreements that would pose a potential significant effect on the operations of the corporation, or obtaining an operation license from the authorities, or the renewing or cancelling of such licenses which cannot be assessed as in scope of the above mentioned articles.
5(c)(10)	Significant losses on corporation's assets suffering due to natural disasters, fire flood etc.
5(c)(11)	Starting or finalizing collective bargaining, implementing or cancelling of the decisions on strikes or lockout.
5(c)(12)	Increase or decrease in the number of workers, excluding temporary workers, that reach 10 % and multiples of the number of workers on the duty of the last publicly disclosed balance sheet.
5(c)(13)	The occurrence of minimum 20 points permanent change in capacity utilization ratios mentioned in the latest annual report other than seasonal and normal fluctuations.
5(c)(14)	Decisions of the board of directors on acquisition of another company or being subject of an acquisition by another company or merger by acquisition of a company or merger by formation of a new company.
5(c)(15)	Taking decisions on transfer, permission for use or establishment of a right, partially or wholly to another persons or entities in at least one of the main functioning fields of corporation such as production, sales and marketing.
5(c)(16)	Taking decision regarding the transfer of the important assets below 15% of the total assets on the last publicly disclosed balance sheet and the spin off amounting to at least 15% of the total assets on the last publicly disclosed balance sheet; implementing such decisions, and all the important steps taken

Article	Subject
	during the implementation.
5(c)(17)	The transactions of the members of the board of directors or the legal entities which are representatives that reach a significant amount, which the corporation is a party to, or the transactions that compete with the business of the corporation made in accordance with the approval of general assembly.
5(c)(18)	Significant changes in the operations of the corporation or the expected important changes in the near future other than those mentioned in the above sub-paragraphs.
5(d)	Investment decisions which amount to 10 % or more of total assets on the last publicly disclosed balance sheet within the framework of Communiqués of the Board, commencing, cancellation, deferral, ceasing, foregoing or completion of such investments, obtaining of an incentive certificate with regard to such investments, extending the period of the certificate or cancellation of it for any reason.
5(e)(1)	The initiation or finalisation of an executive proceeding in any way or filing of a suit or finalisation of a suit against the corporation, where the amount of controversy is 10 % or more of total assets on the last publicly disclosed balance sheet, in accordance with Communiqués of the Board or when the sum of ongoing executive proceeding reaches to 10% of total assets on the last publicly disclosed balance sheet.
5(e)(2)	The whole or partial waiving of the individual or all creditors or prolongation of the due date of the credit where the related amount is 10 % or more of total assets in the latest balance sheet disclosed to the public in accordance with Communiqués of the Board or the request for concordat period, the approval or refusal or termination of the concordat or the adjudication of bankruptcy of the corporation.
5(e)(3)	Receivables which equal to 10 % or more of total assets on the last publicly disclosed balance sheet, becoming doubtful or invaluable within the framework of regulations of the Board on accounting standards or termination of such a situation.
5(e)(4)	Guarantees such as mortgages, bails, collaterals given by the corporation to third parties and/or corporations in the same

Article	Subject
	group cumulatively reaching to 5% and multiples for the non-cash credits of the Banks reaching to and multiples of the total assets on the last publicly disclosed balance sheet, such guarantees given for the issues related to corporation's own business reaching to 10% and multiples of the total assets on the last publicly disclosed balance sheet.
5(e)(5)	In corporations with the registered capital system; decisions by the board of directors on capital increase or changing the amount to be increased, the sources of the capital increase or the way the capital will be increased; failures partially or entirely realization of decided increase.
5(e)(6)	Occurrence of the situations stated in Article 324 of TCC, decisions and actions taken in this scope, conclusion of such actions.
5(e)(7)	Developments that can cause creation of a direct or significant financial obligation that is material to the corporation, the demand about deferral or restructuring of the debts by corporation and approval or rejection of such demands.
5(e)(8)	To defer payment of Turkish Social Security Administration (SSK) Contribution, tax and/or tax instalment at least for two months, the situations where such payment liabilities reach to a significant amount.
5(e)(9)	Failure to pay personnel wages by the corporation, deferral or payment of such wages in installations.
5(e)(10)	Decision by the board of directors on distribution of interim dividends, determination of dividend or date and place of interim dividend payment distribution.
5(e)(11)	A bankruptcy filed against the corporation or the realization of one of the dissolution reasons which could result in the liquidation of the corporation, entering into the liquidation process by the corporation.
5(e)(12)	The total amount of donations made by the corporation reaching to at least 1% or more of the total assets on the last publicly disclosed balance sheet, when sum of donations below 1% made by the corporation amounts at least 1 % of the total

Article	Subject
	assets on the last publicly disclosed balance sheet.
5(e)(13)	Changes in accounting policies.
5(e)(14)	Submitting the financial statements as part of a regulation, before the dates determined by the Board for public disclosure, including submission of financial statements for tax purposes.
5(e)(15)	Realization of conditional events stated in the latest financial statement of the corporation disclosed to the public in accordance with regulations of the Board on accounting standards.
5(e)(16)	Significant changes in the financial structure of the corporation or the expected significant changes in the near future.
5(f)(1)	Decisions regarding the acquisition or disposal of the long-term financial assets cumulatively amounting to 5% of the total assets on the last publicly disclosed balance sheet, acquisition or disposal of 10% or more of the voting control or the capital of another corporation or although amount is below the mentioned ratios, acquisition or sale of the long term financial assets significant for the business of the corporation. If any, the decisions about adding the resulting profit from these operations to the capital or recording the profit as income.
5(f)(2)	Decisions of whether participating or not participating the capital increase of the subsidiaries partially or wholly.
5(g)(1)	The appointment, departure or change of the chairman and members of the board of directors, executive directors, general director and assistant general directors, members of committee responsible for audit, auditors or others holding significant decision making authority in the corporation.
5(g)(2)	Not releasing the chairman and members of board of directors and auditors of the corporation at the shareholders' meeting or bringing a liability case against them upon the decision taken at shareholders' meeting, bringing a lawsuit against the decisions taken at shareholders' meeting or bringing a lawsuit against the decisions of the board of directors in accordance with Article 12 of Capital Market Law and finalization of the judgment for

Article	Subject
	these lawsuits.
5(g)(3)	Bringing a lawsuit to the chairman and the members of the board of directors and auditors, general director and assistant general directors or others holding significant decision making authority in the corporation for forgery, breach of trust, theft, illegal trafficking, fraudulent and negligent bankruptcy, and finalization of the judgment for these lawsuits.
5(g)(4)	Except for the suits filed in accordance with paragraph (2), bringing a lawsuit in accordance with Article 336 of TCC and finalization of the judgment for these suits.
5(h)(1)	Purchase or sale of the stocks of the corporation by such persons as chairman or members of the board of directors, general directors or assistant general directors, other persons with significant decision making authorities in the corporation, shareholders who directly or indirectly own 5% or more of the capital or voting rights, and the persons acting in concert.
5(h)(2)	Change or withdrawal of the independent auditing firm undertaking the independent audit of the corporation in accordance with the regulations of the Board on independent auditing or annulment of the auditing contract; getting an adverse opinion or disclaimer of an opinion on the financial statements, statements in the independent audit reports stressing the doubt about the corporations' ability to continue as a going concern.
5(h)(3)	Decisions by the board of directors about all proposals to be submitted to shareholders meeting-for instance the distribution of dividends, capital increases, changes of the article of association, which are compulsory to be decided at shareholders' meeting; determining the date, place and agenda of the shareholder's meeting, decisions about agenda and non-agenda items, inability of the shareholder meeting to be held.
5(h)(4)	Obtaining the rating of the corporation where the rating is performed by the rating firms authorised by the Board or by the international rating firms recognised by the Board.
5(h)(5)	Decisions about implementing stock ownership plans oriented to directors and other employees.

Article	Subject
5(h)(6)	Decisions about making a tender offer or proxy solicitation by the corporation for the shares of another corporation; or the decisions taken by shareholders or third persons regarding a tender offer or proxy solicitation for the shares of the corporation; the arousal of mandatory tender offer in accordance with the regulations of the Board; applying to the Board for exemption from making a mandatory tender offer or applying to the Board to make tender offer; the conclusions of such applications.
5(h)(7)	The existence of conditions such that the operations or financial structure of the corporation will be intensely affected by the legislation changes in the sector in which the corporation is operating.
5(h)(8)	Determining the dates and places of using of pre-emptive rights and sale of the remaining stocks after the exercise of the pre-emptive rights or use of the bonus shares' right or distribution of stocks.
5(h)(9)	Any significant change in the operations, financial structure and management/capital relationships of the parent company, subsidiaries/affiliated companies and companies under joint management as defined in the accounting regulations of the Board.
5(h)(10)	Decisions or explanations by the government or private sector institutions which can have an effect on the corporation directly or indirectly.
5(h)(11)	Application for listing or trading of the capital market instruments of the corporation on exchanges or other organized markets including the ones abroad, conclusion of such applications, trade-halts of these instruments, their non-compliance with listing standards or delisting, or the changes of the markets where they trade.
5(h)(12)	Public disclosure of information by the corporation in the exchanges or other organized markets in foreign countries in which the corporation's capital market instruments are trading.
5(h)(13)	Issue of capital market instruments at home or abroad, expiration of these instruments, getting guaranty related to

Article	Subject
	these instruments, changes in the owners' rights of these instruments, decisions about interest rates, interest payment dates, payment places related to debt instruments or other instruments issued or to be issued.
5(h)(14)	Change on the rights of the shares which are subject to the conversion given by the convertible bonds.
5(h)(15)	The developments not mentioned in the other paragraphs having a significant possible effect on the operations or financial structure of the corporation or significant changes in matters previously disclosed to public through annual report, financial statements, prospectus, shelf document or other methods.
7	The corporations shall be obliged to disclose whether there is a material event or not, and if any, they disclose the material event immediately, if significant changes different from the changes necessitated by regular market conditions, in prices or trade-volumes of their capital market instruments traded on Exchange occur.
8	If there are rumours or news about the corporations that may have significant affect on the investment decisions of investors or prices of capital market instruments, disseminated in media or public and not originated by the individuals authorized to represent the corporation, corporations are required to make a statement about the accuracy or adequacy of these news within the framework of principles stated this Communiqué. Comments, analyses, evaluations and estimations about the corporation based on information disclosed to the public are out of the scope of paragraph one.
9	On the completion day of sale of stocks on Exchange, which were not in circulation before, the information regarding the sale transactions shall be submitted to the Exchange via the form in Annex/1 in accordance with the provisions set out in Article 12 by the shareholders who sell the shares. In case the transaction is not completed at the previous disclosure date, this condition shall be disclosed to the public at the end of that period with its reasons.

Statements to be made in accordance with the above articles shall be timely, correct, complete, direct, clear and sufficient in order to assist the persons and institutions benefiting from the release to make a decision. If it is essential for the evaluation of the material event, the related party shall be disclosed in the statement and if possible, the quantity and the amount of the changes and their effects shall be mentioned in the statement as well. Changes and developments concerning the previous disclosure need to be continuously updated and disclosed to public. If there is not any development related to a publicly disclosed statement about a material event that which is not concluded yet, this condition shall be disclosed to the public with its reasons every sixty days, starting from the date of last disclosure about the relevant event. The materiality concept means the information that can affect the value of the capital market instruments and the investment decisions, and that can be considered as material under current circumstances or that can create 10% or more of a change over the related asset or related financial statement item. Statements about material events shall not be inaccurate, misleading, groundless, exaggerating or incomplete and shall not insinuate wrong ideas about the existing conditions of the corporations. Material events that are still uncertain with respect to quantity, volume or transaction, shall be disclosed to public with related uncertainties and the estimated date of finalization and conditions, if any. The specified time period for executing the decision and the factors that prevent the corporation from execution of that decision shall be added to the statements that will be made during the stage of decision-making. The names of the authorized persons, who are responsible for statements about material events, shall be submitted to related Exchange and the Board. Changes in those persons shall also be submitted.

In case of the initiation of transactions or negotiations expected to result in material events, it is compulsory to make disclosures at each of the following stages:

- At the initiation stage of negotiations,
- At every stage on finalized issues during negotiations,
- At the finalization stage of negotiations.

Corporations with any capital market instruments traded on Exchange have to submit a statement about the material events to the pertinent Exchange through the fastest communication method on the date when the material events mentioned in Articles 5, 6, 7, 8 and 11 occur, or on the date which the previously disclosed matters change or on the date the material events or the changes in them are learnt.

The statement shall also be submitted to the pertinent Exchange on the next working day by 9:00 a.m. following the material event.

Information Made Public Pursuant to

Company's Articles of Association

Article	Subject	Applicable Period
Company Articles of Association Article 20	Announcement of a general meeting of the shareholders	Two weeks prior to the meeting
Company Bylaws Article 21	Submission of the agenda for the General Meeting of the Shareholders	Two weeks prior to the meeting

ANNEX B

ANNOUNCEMENTS MADE TO THE ISTANBUL STOCK EXCHANGE

Date	Description
05/17/2006	Announcement of new branch opening.
06/08/2006	Announcement of new branch opening.
06/28/2006	Announcement of new branch opening.
06/29/2006	Capital increase by subsidiary
07/04/2006	Sale of shares by subsidiary
07/07/2006	Announcement of new branch opening.
07/10/2006	Change of address of a branch.
07/27/2006	Sale of shares by subsidiary
08/10/2006	Sale of shares by subsidiary
08/17/2006	Capital increase by subsidiary
08/28/2006	Funding of subsidiary
08/31/2006	Announcement of a new loan secured by Asya
09/05/2006	Announcement of new branch opening.
09/14/2006	Announcement of new branch opening.
09/14/2006	Transfer of shares by shareholders
09/22/2006	Announcement of new branch opening.
09/29/2006	Transfer of shares by shareholders
09/29/2006	Capital increase by subsidiary
09/29/2006	Sale of shares by subsidiary
09/29/2006	Valuation of subsidiary
10/12/2006	Sale of shares by subsidiary
10/12/2006	Announcement of a new administrative office

Date	Description
10/12/2006	Transfer of shares by shareholders
10/13/2006	Resignation of a board member of subsidiary
10/13/2006	Resignation of a board member of subsidiary
10/13/2006	Resignation of a board member of subsidiary
10/13/2006	Resignation of a board member of subsidiary
10/13/2006	Resignation of a board member of subsidiary
11/10/2006	Transfer of shares by shareholders
11/27/2006	Sale of shares by subsidiary
12/08/2006	Sale of shares by subsidiary
12/12/2006	Announcement of extraordinary General Assembly meeting by subsidiary
12/14/2006	Announcement of new branch opening.
12/18/2006	Announcement of resignation of internal auditor
12/19/2006	Announcement of new branch opening.
12/22/2006	Income tax reporting
12/22/2006	Announcement of approval of the new board of directors by Banking Regulatory and Supervision Agency
12/28/2006	Capital increase by subsidiary
12/29/2006	Announcement of the appeal of a tax court decision
12/29/2006	Announcement of new branch opening.
01/22/2007	Announcement of new branch opening.
01/26/2007	Acquisition of a new company by a subsidiary.
01/26/2007	Announcement of new branch opening.
02/01/2007	Notification of the obtaining a new loan.

Date	Description
02/01/2007	Announcement of new branch opening.
02/02/2007	Announcement of new branch opening.
02/02/2007	Application to amend company's bylaws.
02/07/2007	Announcement of new branch opening.
02/08/2007	Announcement of new branch opening.
02/12/2007	Announcement of three new branch openings.
02/14/2007	Quarterly earnings
02/21/2007	Announcement of new branch opening.
02/23/2007	Change of address for two branches.
02/28/2007	Merger of two subsidiaries
03/08/2007	Allocation of 2006 profits
03/09/2007	Announcement of the General Assembly and its agenda.
03/09/2007	General assembly resolutions
03/29/2007	Capital increase by a subsidiary
04/06/2007	Engagement with independent auditors
04/13/2007	Securing of a syndication loan
04/16/2007	Announcement of new branch opening.
04/17/2007	Announcement of new branch opening.
05/11/2007	Announcement relocation of company headquarters
05/14/2007	Announcement of new branch opening.
05/25/2007	Announcement of new branch opening.
05/31/2007	Announcement of new branch opening.
06/14/2007	Announcement of three new branch openings.

Date	Description
06/15/2007	Capital increase by subsidiary
06/22/2007	Announcement of coupon rights from subsidiary
06/22/2007	Purchase of shares of subsidiary
06/25/2007	Announcement of new branch opening.
06/29/2007	Sale of shares by subsidiary.
06/29/2007	Announcement of five new branch openings.
07/16/2007	Participation in subsidiary's capital increase
08/13/2007	Announcement of new credit rating

DOCUMENTS SUBMITTED TO THE ISTANBUL STOCK EXCHANGE

Independent auditors' report and consolidated financial statements for the period ended March 31, 2006
Independent auditors' report and consolidated financial statements for the period ended June 30, 2006
Independent auditors' report and consolidated financial statements for the period ended September 30, 2006
Independent auditors' report and consolidated financial statements for the period ended December 31, 2006
Independent auditors' report and consolidated financial statements for the period ended March 31, 2007
Independent auditors' report and consolidated financial statements for the period ended June 30, 2007

DOCUMENTS SENT TO THE SHAREHOLDERS

Notice of the 2005 General Assembly and its agenda.
Minutes of the 2005 General Assembly
2006 Annual Report
Notice of the 2006 General Assembly and its agenda.
Minutes of the 2006 General Assembly

ANNEX C

**ASYA KATILIM BANKASI A.Ş. AND
ITS FINANCIAL SUBSIDIARY**

**CONSOLIDATED FINANCIAL
STATEMENTS AND NOTES
TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 MARCH 2006**

*(Convenience Translation of the Financial Statements and
Related Disclosures and Footnotes originally issued in Turkish)*

To the Board of Directors of
Asya Katılım Bankası A.Ş.
İstanbul

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY
INDEPENDENT AUDITORS' LIMITED REVIEW REPORT
FOR THE PERIOD 1 JANUARY 2006 – 31 MARCH 2006

1. We have performed a limited scope review of the accompanying consolidated balance sheet of Asya Katılım Bankası A.Ş. (The "Bank") and its subsidiary (together the "Group") as at 31 March 2006 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period then ended. These financial statements are the responsibility of the Bank's management. As independent auditors our responsibility is to issue a report based on the limited scope review performed on these financial statements.

2. We conducted our review in accordance with the accounting rules and policies, and the accounting and auditing standards, set out as per the Banking Act No: 5411 and the temporary article 1 of this Banking Act. Those standards require that we plan and perform the review to obtain limited assurance as to whether these financial statements are free of material misstatement. Since a review is principally limited to reviewing financial statements by applying analytical procedures, inquiring as to the integrity of the financial statements and making inquiries of the Bank's management to obtain information, it is substantially less in scope than an audit and therefore provides a lesser assurance. We have not performed a full scope audit and accordingly we do not express an audit opinion.

3. As of the balance sheet date, on the basis of the prevailing regulations there is a need of provision amounting to TRY 2.740 Thousand for the loans granted to the group companies by the Bank. No provision is included for these loans in the accompanying financial statements

4. As of the balance sheet date, in addition to the provisions required by the prevailing regulations, the accompanying financial statements include free provision as TRY 3.000 Thousand of which is charged to the current period income statement as an expense.

5. Based on our review, except for the possible effects of such adjustments on these financial statements set out in paragraphs 3 and 4 above, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements showing the financial position of the Group as at 31 March 2006 and the results of its operations and its cash flow for the period then ended in order to be in conformity with the accounting principles and standards set out in the article 37 of the Banks Act No: 5411 and the temporary article 1 of the Banks Act No: 5411.

DENETİM SERBEST MALİ MÜŞAVİRLİK A.Ş.

Member of **DELOITTE TOUCHE TOHMATSU**

Sibel Türker

Partner
Istanbul, 30 May 2006

Additional paragraph for the English translation:

(The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than those in Turkey. The standards, procedures and practices to audit the accompanying financial statements are those generally accepted and applied in Turkey.)

THE CONSOLIDATED FINANCIAL REPORT OF ASYA KATILIM BANKASI A.Ş. FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2006

Headquarter of the Bank	: Altunizade Kuşbakışı Caddesi No:2 34662 Üsküdar/İSTANBUL
Phone and Facsimile Numbers of the Bank	: 0 216 554 50 00 / 0 216 554 50 50
Website of the Bank	: www.bankasya.com.tr
Electronic Mail Address to Contact	: muhasebe@bankasya.com.tr

The accompanying reporting package prepared in accordance with Communiqué 19 "Financial Statements, Explanations and Notes to the Financial Statements to be Publicly Announced" as regulated by Banking Regulation and Supervision Agency is comprised of the following sections:

- General Information about the Parent Bank and its Financial Subsidiary
- Consolidated Financial Statements of the Parent Bank
- Explanations on Accounting Policies Applied in the Related Period
- Information on the Financial Structure of the Group
- Disclosures and Footnotes on the Consolidated Interim Financial Statements
- Other Explanations and Footnotes
- Explanations on Independent Auditors' Review Report

The subsidiaries, whose financial statements as of 31 March 2006 are consolidated within the framework of this reporting package are as follows:

Subsidiaries:

1) Işık Sigorta A.Ş.

The consolidated interim financial statements and the explanatory footnotes and disclosures, have been independently reviewed and presented below in accordance with the Regulation on Accounting Practice, related communiqués and in compliance with the Bank's financial records. Unless otherwise indicated, the accompanying consolidated financial statements are presented in Thousands of New Turkish Lira.

Tahsin TEKOĞLU	Cemil ÖZDEMİR	M. Şevki KAVURMACI
Chairman of Board of Directors	Member of Audit Committee	Member of Audit Commitee
Ünal KABACA	Yusuf İzzettin İMRE	Kamil YILMAZ
General Manager	Assistant General Manager	Accounting, Budget and Financial Controlling Manager

Authorized contact person for questions regarding this financial report:

Name-Surname / Title: Serhat KELEŞ / Accounting, Budget and Financial Controlling Assistant Manager
Tel No: 0 216 554 54 55
Fax No: 0 216 554 50 24

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM
1 JANUARY TO 31 MARCH 2006

INDEX | PAGE

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION ONE

GENERAL INFORMATION

I. Services and Operating Areas of The Parent Bank and Its Subsidiary

Parent Bank

Incorporation of the Bank is permitted with the decision of the Council of Ministers No. 90/8041 on 11 April 1996 as published in the Official Gazette dated 25 April 1996. The Bank was registered on 20 September 1996 and "The Articles of Association" was published in the Trade Registry Gazette on 25 September 1996. The Decision regarding the change in the title of the Bank was settled in the Extraordinary General Board of Directors' meeting dated 22 December 2005 and the title was changed from Asya Finans Kurumu A.Ş. into Asya Katılım Bankası A.Ş. and it was published in the Trade Registry Gazette on 26 December 2005.

The Bank operates in accordance with the principles of interest-free banking as a participation bank, by collecting funds through current accounts and profit sharing accounts and lending such funds through production support, finance lease and profit/loss sharing partnership. The Bank has two ways of collecting funds; current accounts and profit sharing accounts. The Bank classifies current accounts and profit sharing accounts in accordance with their maturities in its accounting system. Profit sharing accounts are categorized into six different maturity groups; one month, three months, six months, nine months, one year and more than one year.

The Bank shall lend the funds collected through the current accounts to the extent that the amount lent through profit/loss sharing partnerships after deduction of the required legal charges shall not exceed 20% of the total amount and the maturity of the lending shall not be longer than 6 months,

The Bank could determine the participation rates on profit/loss sharing accounts with respect to the maturity group of TRY and foreign currency accounts, seperately under the limitation that the participation rate on loss shall not be less than 50 %, for different maturity groups and TRY and foreign currency accounts specifically.

The Bank constitutes specific fund pools, allocated to the individually predetermined projects for financing purposes. The profit sharing accounts which are part of the funds collected for project financing purpose, are distinguished from others with respect of the terms, accounted seperately from the others and it is not allowed to make any transfers from these accounts to any other maturity groups.

The financing period and the individual projects which shall be financed through such specific fund pools are usually predetermined.

Işık Sigorta A.Ş.

Işık Sigorta A.Ş.(The Company) was established in 1995 in İstanbul and operates in various insurance and reinsurance sectors excluding life insurance.The Company is registered in Turkey, and its headquarter is located in Fevzi Çakmak Cad. Doğan Sok. No:8 Işık Plaza Gülsuyu 81560 Maltepe Istanbul. The Company has district and liasion offices. As of 31 March 2006, the Company has 126 personnel and 300 agencies.

II. Information About The Group of The Parent Bank and Its Subsidiary

Neither the Parent Bank nor its subsidiary is a member of any group.

SECTION TWO

CONSOLIDATED FINANCIAL STATEMENTS

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET

ASSETS	Disc.	THOUSAND NEW TURKISH LIRA CURRENT PERIOD Reviewed (31/03/2006)			THOUSAND NEW TURKISH LIRA PRIOR PERIOD Audited (31/12/2005)		
		TRY	FC	TOTAL	TRY	FC	TOTAL
I. CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY	(V.I.1)	**91.602**	**10.419**	**102.021**	**115.015**	**12.992**	**128.007**
1.1.Cash		14.229	-	14.229	18.564	-	18.564
1.2.Cash in foreign currencies		-	9.745	9.745	-	12.710	12.710
1.3.Balances with the Central Bank of Turkey		77.189	674	77.863	96.212	282	96.494
1.4 Other		184	-	184	239	-	239
II. TRADING SECURITIES (Net)	(V.I.2)	-	-	-	-	-	-
2.1. Share certificates		-	-	-	-	-	-
2.2.Other marketable securities		-	-	-	-	-	-
III. BANKS AND OTHER FINANCIAL INSTITUTIONS		**143.609**	**25.175**	**168.784**	**153.606**	**17.345**	**170.951**
3.1.Due from banks and finance houses		143.609	25.175	168.784	153.606	17.345	170.951
3.1.1.Domestic banks and finance houses		18.609	13.534	32.143	23.606	11.247	34.853
3.1.2.Foreign banks and finance houses		125.000	11.641	136.641	130.000	6.098	136.098
3.1.3.Branches and offices abroad		-	-	-	-	-	-
IV. MONEY MARKET TRANSACTIONS		-	-	-	-	-	-
V. SECURITIES AVAILABLE FOR SALE (Net)	(V.I.3)	**93**	-	**93**	**93**	-	**93**
5.1.Share certificates		93	-	93	93	-	93
5.2.Other marketable securities		-	-	-	-	-	-
VI. LOANS	(V.I.4)	**1.780.278**	**126.573**	**1.906.851**	**1.611.111**	**141.190**	**1.752.301**
6.1.Short term		1.222.176	108 230	1.330.406	1.210 644	122.773	1.333.417
6.2.Medium and long term		519.163	17.835	536.998	368.443	17.867	386.310
6.3.Loans under follow-up		117.921	813	118.734	109.840	808	110.648
6.4.Specific provisions (-)		(78.982)	(305)	(79.287)	(77.816)	(258)	(78.074)
VII. INVESTMENT SECURITIES HELD TO MATURITY (Net)	(V.I.5)	-	-	-	-	-	-
VIII. UNCONSOLIDATED INVESTMENTS IN ASSOCIATES (Net)	(V.I.6)	-	-	-	-	-	-
8.1.Financial investments and associates		-	-	-	-	-	-
8.2.Non-Financial investments and associates		-	-	-	-	-	-
IX. UNCONSOLIDATED INVESTMENTS IN SUBSIDIARIES (Net)	(V.I.7)	**36.746**	-	**36.746**	**29.370**	-	**29.370**
9.1.Financial subsidiaries		34	-	34	34	-	34
9.2.Non-Financial subsidiaries		36.712	-	36.712	29.336	-	29.336
X. UNCONSOLIDATED OTHER INVESTMENTS (Net)	(V.I.8)	-	-	-	-	-	-
XI. FINANCE LEASE RECEIVABLES (Net)	(V.I.9)	**64.552**	**238.914**	**303.466**	**58.937**	**235.177**	**294.114**
11.1.Gross finance lease receivables		81.942	270.761	352.703	75.468	265.896	341.364
11.2.Unearned income (-)		(17.390)	(31.847)	(49.237)	(16.531)	(30.719)	(47.250)
11.3 Operating lease receivables		-	-	-	-	-	-
XII. RESERVE DEPOSITS		-	**92.475**	**92.475**	-	**91.690**	**91.690**
XIII. SUNDRY DEBTORS		**27.845**	**1.025**	**28.870**	**27.851**	**956**	**28.807**
XIV. ACCRUED PROFIT SHARE AND INCOME RECEIVABLE	(V.I.10)	**42.705**	**4.744**	**47.449**	**35.947**	**11.176**	**47.123**
14.1.Loans		40.473	4.322	44.795	33.336	10.771	44.107
14.2.Marketable securities		-	-	-	-	-	-
14.3 Other		2.232	422	2.654	2.611	405	3.016
XV. PROPERTY AND EQUIPMENT (Net)		**40.806**	-	**40.806**	**35.411**	-	**35.411**
15.1.Book value		71.989	-	71.989	64.612	-	64.612
15.2.Accumulated Depreciation (-)		(31.183)	-	(31.183)	(29.201)	-	(29.201)
XVI. INTANGIBLE ASSETS (Net)		**4.901**	-	**4.901**	**5.059**	-	**5.059**
16.1.Goodwill		4.111	-	4.111	4.111	-	4.111
16.2.Other		3.892	-	3.892	3.690	-	3.690
16.3.Accumulated Amortisation (-)		(3.102)	-	(3.102)	(2.742)	-	(2.742)
XVII. DEFERRED TAX ASSET	(V.I.11)	**19.571**	-	**19.571**	**20.955**	-	**20.955**
XVIII. OTHER ASSETS	(V.I.12)	**33.002**	**1**	**33.003**	**33.248**	**1**	**33.249**
TOTAL ASSETS		**2.285.710**	**499.326**	**2.785.036**	**2.126.603**	**510.527**	**2.637.130**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET

LIABILITIES	Disc.	THOUSAND NEW TURKISH LIRA			THOUSAND NEW TURKISH LIRA		
		CURRENT PERIOD Reviewed (31/03/2006)			PRIOR PERIOD Audited (31/12/2005)		
		TRY	FC	TOTAL	TRY	FC	TOTAL
I. FUNDS COLLECTED	(V.II.1)	**1.390.465**	**817.880**	**2.208.345**	**1.276.259**	**840.545**	**2.116.804**
1.1.Current Accounts		317.525	223.954	541.479	302.751	263.712	566.463
1.2.Profit Sharing Accounts		1.072.940	593.926	1.666.866	973.508	576.833	1.550.341
II. INTERBANK MONEY MARKET	(V.II.2)	-	-	-	-	-	-
III. FUNDS BORROWED	(V.II.3)	-	**13.227**	**13.227**	-	**14.052**	**14.052**
3.1.Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2.Other funds borrowed		-	13.227	13.227	-	14.052	14.052
3.2.1.Domestic banks and institutions		-	-	-	-	-	-
3.2.2.Foreign banks, institutions and funds		-	13.227	13.227	-	14.052	14.052
IV. MARKETABLE SECURITIES ISSUED (Net)	(V.II.4)	-	-	-	-	-	-
V. SUNDRY CREDITORS	(V.II.6)	**76.468**	**10.505**	**86.973**	**66.657**	**7.680**	**74.337**
VI. OTHER LIABILITIES	(V.II.7)	**47.615**	**8.126**	**55.741**	**34.708**	**12.087**	**46.795**
VII. TAXES AND OTHER DUES PAYABLE		**6.991**	**4**	**6.995**	**8.218**	**4**	**8.222**
VIII. FINANCE LEASE PAYABLES (Net)	(V.II.8)	**543**	**1.893**	**2.436**	-	**1.595**	**1.595**
8.1.Finance Lease Payables		583	1.930	2.513	-	1.629	1.629
8.2.Deferred finance lease expenses (-)		(40)	(37)	(77)	-	(34)	(34)
IX. ACCRUED PROFIT SHARE AND EXPENSES PAYABLE	(V.II.9)	**14.420**	**6.650**	**21.070**	**17.741**	**2.501**	**20.242**
9.1.Profit Sharing Accounts		14.420	6.505	20.925	17.741	2.246	19.987
9.2.Borrowings		-	145	145	-	255	255
9.3.Other		-	-	-	-	-	-
X. PROVISIONS	(V.II.10)	**68.253**	**2.914**	**71.167**	**53.286**	**2.845**	**56.131**
10.1.General provisions		13.242	2.914	16.156	12.206	2.845	15.051
10.2.Reserve for employee termination benefits		896	-	896	745	-	745
10.3.Provisions for income taxes		12.170	-	12.170	2.218	-	2.218
10.4.Other provisions		41.945	-	41.945	38.117	-	38.117
XI. SUBORDINATED LOANS		-	-	-	-	-	-
XII. DEFERRED TAX LIABILITY		-	-	-	-	-	-
XIII.MINORITY INTEREST		**5.239**	-	**5.239**	**5.228**	-	**5.228**
XIV. SHAREHOLDERS' EQUITY	(V.II.11)	**313.843**	-	**313.843**	**293.724**	-	**293.724**
14.1.Paid-in capital		240.000	-	240.000	240.000	-	240.000
14.2.Supplementary capital		-	-	-	-	-	-
14.2.1.Share premium	(V.II.12)	-	-	-	-	-	-
14.2.2.Share cancellation profits		-	-	-	-	-	-
14.2.3.Marketable securities value increase fund		-	-	-	-	-	-
14.2.4.Revaluation fund		-	-	-	-	-	-
14.2.5.Value increase in revaluation fund		-	-	-	-	-	-
14.2.6.Other capital reserves		-	-	-	-	-	-
14.2.7.Inflation Adjustment to paid-in capital		-	-	-	-	-	-
14.3.Profit reserves		35.951	-	35.951	35.931	-	35.931
14.3.1.Legal reserves		5.613	-	5.613	5.593	-	5.593
14.3.2.Status reserves		-	-	-	-	-	-
14.3.3.Extraordinary reserves		30.338	-	30.338	30.338	-	30.338
14.3.4.Other profit reserves		-	-	-	-	-	-
14.4. Profit or loss		37.892	-	37.892	17.793	-	17.793
14.4.1.Prior periods profit/loss		17.762	-	17.762	(72.408)	-	(72.408)
14.4.1.1. Group Share		18.124	-	18.124	(72.142)	-	(72.142)
14.4.1.2. Minority Share		(362)	-	(362)	(266)	-	(266)
14.4.2.Current year profit/loss		20.130	-	20.130	90.201	-	90.201
14.4.2.1. Group Share		19.902	-	19.902	90.286	-	90.286
14.4.2.2. Minority Share		228	-	228	(85)	-	(85)
TOTAL LIABILITIES		**1.923.837**	**861.199**	**2.785.036**	**1.755.821**	**881.309**	**2.637.130**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED OFF BALANCE SHEET COMMITMENTS

		THOUSAND NEW TURKISH LIRA			THOUSAND NEW TURKISH LIRA		
		CURRENT PERIOD Reviewed (31/03/2006)			PRIOR PERIOD Audited (31/12/2005)		
	Disc.	TRY	FC	TOTAL	TRY	FC	TOTAL
A. OFF BALANCE SHEET COMMITMENTS (I+II+III)		**3.043.265**	**1.885.013**	**4.928.278**	**2.658.056**	**1.739.795**	**4.397.851**
I. GUARANTEES AND WARRANTIES	(V.IV.2-3)	**2.178.894**	**1.885.013**	**4.063.907**	**2.172.616**	**1.739.795**	**3.912.411**
1.1.Letters of guarantee		2.159.956	1.172.154	3.332.110	2.149 017	1.122.520	3.271.537
1.1.1.Guarantees subject to State Tender Law		-	-	-	-	-	-
1.1.2.Guarantees given for foreign trade operations		-	-	-	-	-	-
1.1.3 Other letters of guarantee		2.159.956	1.172.154	3.332.110	2.149.017	1.122.520	3.271.537
1.2.Bank acceptances		-	84.150	84.150	-	70.820	70.820
1.2.1.Import letter of acceptance		-	84.150	84.150	-	70.820	70.820
1.2.2.Other bank acceptances		-	-	-	-	-	-
1.3.Letters of credit		-	609.999	609.999	-	530.818	530.818
1.3.1.Documentary letters of credit		-	-	-	-	-	-
1.3.2 Other letters of credit		-	609.999	609.999	-	530.818	530.818
1.4.Prefinancing given as guarantee		-	-	-	-	-	-
1.5.Endorsements		-	-	-	-	-	-
1.5.1.Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.Other endorsements		-	-	-	-	-	-
1.7.Other guarantees		18.938	18.710	37.648	23.599	15.637	39.236
1.7 Other sureties		-	-	-	-	-	-
II. COMMITMENTS	(V.IV.2)	**864.371**	-	**864.371**	**485.440**	-	**485.440**
2.1.Irrevocable commitments		864.371	-	864.371	485.440	-	485.440
2.1.1.Asset purchase commitments		-	-	-	-	-	-
2.1.2.Share capital commitment to associates and subsidiaries		-	-	-	-	-	-
2.1.3.Loan granting commitments		-	-	-	-	-	-
2.1.4.Securities underwriting commitments		-	-	-	-	-	-
2.1.5 Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.6.Payment commitments for checks		266.459	-	266.459	251.256	-	251.256
2.1.7.Tax and fund liabilities from export commitments		-	-	-	-	-	-
2.1.8.Commitments for credit card expenditure limits		597.912	-	597.912	232.148	-	232.148
2.1.9.Receivables from short sale commitments		-	-	-	-	-	-
2.1.10 Payables for short sale commitments		-	-	-	-	-	-
2.1.11.Other irrevocable commitments		-	-	-	2.036	-	2.036
2.2.Revocable commitments		-	-	-	-	-	-
2.2.1.Revocable loan granting commitments		-	-	-	-	-	-
2.2.2 Other revocable commitments		-	-	-	-	-	-
III. DERIVATIVE FINANCIAL INSTRUMENTS		-	-	-	-	-	-
3.1.Forward foreign currency buy/sell transactions		-	-	-	-	-	-
3.1.1.Forward foreign currency transactions-buy		-	-	-	-	-	-
3.1.2.Forward foreign currency transactions-sell		-	-	-	-	-	-
3.1.3.Other forward buy/sell transactions		-	-	-	-	-	-
3.2.Other		-	-	-	-	-	-
B. CUSTODY AND PLEDGED SECURITIES (IV+V+VI)		**23.897.596**	**18.698.362**	**42.595.958**	**5.393.977**	**1.012.454**	**6.406.431**
IV. ITEMS HELD IN CUSTODY		**799.250**	**385.948**	**1.185.198**	**830.998**	**395.016**	**1.226.014**
4.1.Assets under management		-	-	-	-	-	-
4.2.Investment securities held in custody		-	-	-	-	-	-
4.3 Checks received for collection		670.430	131.413	801.843	670.849	99 030	769.879
4.4 Commercial notes received for collection		128.819	74.865	203.684	160 148	98.491	258.639
4.5.Other assets received for collection		-	179.670	179 670	-	197.495	197.495
4.6 Assets received for public offering		-	-	-	-	-	-
4.7.Other items under custody		1	-	1	1	-	1
4.8 Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**23.098.346**	**18.312.414**	**41.410.760**	**4.562.979**	**617.438**	**5.180.417**
5.1.Marketable securities		70.618	113.864	184.482	-	-	-
5.2.Guarantee notes		8.428.411	6 906.309	15.334.720	251	5	256
5.3 Commodity		165.911	51.963	217.874	-	-	-
5.4.Warranty		-	-	-	-	-	-
5.5.Mortgages		3.038.836	578.714	3.617.550	2.739.592	536.588	3.276 180
5.6.Other pledged items		11.394.570	10.661.564	22 056.134	1.823.136	80.845	1.903.981
5.7.Pledged items-depository		-	-	-	-	-	-
VI. ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES		-	-	-	-	-	-
TOTAL OFF BALANCE SHEET COMMITMENTS (A+B)		**26.940.861**	**20.583.375**	**47.524.236**	**8.052.033**	**2.752.249**	**10.804.282**

ASYA KATILIM BANKASI A.Ş.
CONSOLIDATED INCOME STATEMENT

INCOME STATEMENT	Disc.	THOUSAND NEW TURKISH LIRA Reviewed CURRENT PERIOD (01/01/2006 - 31/03/2006)	THOUSAND NEW TURKISH LIRA Reviewed PRIOR PERIOD (01/01/2005 - 31/03/2005)
PROFIT SHARE INCOME	(V.III.1)	**94.208**	**67.540**
1.1.Profit share on loans		81.521	61.146
1.1.1.Profit share on TRY loans		71.964	52.255
1.1.1.1.Short term loans		54.764	44.798
1.1.1.2.Medium and long term loans		17.200	7.457
1.1.2.Profit share on foreign currency loans		2.498	8.647
1.1.2.1.Short term loans		2.465	7.915
1.1.2.2.Medium and long term loans		33	732
1.1.3.Profit share on loans under follow-up		7.059	244
1.2.Income received from reserve deposits		2.492	1.749
1.3.Income received from banks and finance houses		2.180	744
1.3.1.The Central Bank of Turkey		-	-
1.3.2.Domestic banks and finance houses		155	-
1.3.3 Foreign banks and finance houses		2.025	744
1.4.Income received from money market transactions		-	-
1.5.Income received from marketable securities portfolio		-	-
1.5.1.Trading securities		-	-
1.5.2.Available-for-sale securities		-	-
1.5.3 Held to maturity securities		-	-
1.6 Finance lease income		8.015	3.901
1.7 Other profit share income		-	-
II. PROFIT SHARE EXPENSE	(V.III.2)	**(39.548)**	**(36.454)**
2.1.Expense on profit sharing accounts		(39.226)	(36.454)
2.1.1.Expense on TRY profit sharing account		(32.353)	(29.148)
2.1.1.1.Banks and finance houses		-	-
2.1.1.2.Real persons		(28.460)	(21.031)
2.1.1.3.Public institutions		(17)	(3.397)
2.1.1.4.Commercial institutions		(3.551)	(4.456)
2.1.1.5 Other institutions		(325)	(264)
2.1.2 Expense on foreign currency profit sharing account		(6.873)	(7.306)
2.1.2.1.Banks and finance houses		-	-
2.1.2.2.Real persons		(5.742)	(5.931)
2.1.2.3.Public institutions		-	(364)
2.1.2.4 Commercial institutions		(1.110)	(984)
2.1.2.5.Other institutions		(21)	(27)
2.1.3 Precious metals deposits		-	-
2.2.Expense on money market transactions		-	-
2.3 Expense on funds borrowed		(229)	-
2.3.1.The Central Bank of Turkey		-	-
2.3.2.Domestic banks and finance houses		-	-
2.3.3 Foreign banks		(229)	-
2.3.4 Branches and offices abroad		-	-
2.3.5 Other financial institutions		-	-
2.4 Expense on securities issued		-	-
2.5 Other profit share expense		(93)	-
III. NET PROFIT SHARE INCOME (I - II)		**54.660**	**31.086**
IV. NET FEES AND COMMISSIONS INCOME		**27.624**	**18.055**
4.1.Fees and commissions received		33.655	21.033
4.1.1.Cash loans		4.702	3.141
4.1.2.Non-cash loans		17.236	10.585
4.1.3 Other		11.717	7.307
4.2.Fees and commissions paid		(6.031)	(2.978)
4.2.1 Cash loans		-	-
4.2.2.Non-cash loans		-	(1)
4.2.3.Other		(6.031)	(2.977)
V. DIVIDEND INCOME		-	-
5.1.Trading securities		-	-
5.2.Available-for-sale securities		-	-
VI. NET TRADING INCOME		**(4.376)**	**858**
6.1.Profit/(loss) on trading account securities (Net)		-	-
6.1.1.Profit on trading securities		-	-
6.1.1.1.Profit on derivative financial instruments		-	-
6.1.1.2.Other		-	-
6.1.2.Losses on trading account securities (-)		-	-
6.1.2.1.Losses on derivative financial instruments		-	-
6.1.2.2 Other		-	-
6.2.Foreign exchange gains/(loss) (Net)		(4.376)	858
6.2.1.Foreign exchange gains		101.960	33.870
6.2.2.Foreign exchange losses (-)		(106.336)	(33.012)
VII. OTHER OPERATING INCOME	(V.III.3)	**41.555**	**3.310**
VIII. TOTAL OPERATING INCOME (III+IV+V+VI+VII)		**119.463**	**53.309**
IX. PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)	(V.III.4)	**(37.231)**	**(9.672)**
X. OTHER OPERATING EXPENSES (-)		**(50.766)**	**(25.260)**
XI. NET OPERATING INCOME (VIII-IX-X)		**31.466**	**18.377**
XII. PROFIT/(LOSS) FROM ASSOCIATES AND SUBSIDIARIES	(V.III.5)	-	-
XIII. GAIN / (LOSS) ON NET MONETARY POSITION		-	-
XIV. PROFIT BEFORE TAXES (XI+XII+XIII)		**31.466**	**18.377**
XV. PROVISION FOR TAXES ON INCOME (+/-)	(V.III.6)	**(11.336)**	**(884)**
15.1.Current Tax Provision		(9.951)	-
15.2.Deferred Tax Provision		(1.385)	(884)
XVI. NET OPERATING PROFIT/(EXPENSE) AFTER TAXES (XIV+XV)		**20.130**	**17.493**
XVII. EXTRAORDINARY INCOME/(EXPENSE) AFTER TAXES		-	-
17.1.Extraordinary net income(expense) before taxes		-	-
17.1.1.Extraordinary income		-	-
17.1.2.Extraordinary expense (-)		-	-
17.2 Provision for taxes on extraordinary income		-	-
PROFIT/(LOSS) ON UNCONSOLIDATED INVESTMENTS (+/-)		-	-
XVIII. NET PROFIT/(LOSS) (XVI+XVII+XVIII)	(V.III.7)	**20.130**	**17.493**
19.1 Profit/(Loss) of group		19.902	17.493
19.2 Profit/(Loss) of minority		228	-

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
THOUSANDS OF NEW TURKISH LIRA (TRY)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Paid-in Capital	Other capital reserves	Share premium	Share certificate cancellation profits	Legal Reserves	Status reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income/(Loss)	Prior Period Net Income/(Loss)	Revaluation Fund	Revaluation Surplus	Marketable Securities Value Increase Fund	Total
	PRIOR PERIOD Reviewed (01/01-31/03/2005)														
I.	**Balances at the end of prior period**	120 000	53 163			3.694		10.368		36.686	(73.632)		375		158 654
	Increases in the period														
II.	Available for sale marketable securities												257		257
2.1	Net fair value gains/(losses)												257		257
III.	Cash flow hedges														
3.1	Net fair value gains/(losses)														
	Transferred Amounts:														
IV.	Available for sale marketable securities														
4.1	Transfers to net income														
V.	Cash flow hedges														
5.1	Transfers to net income														
5.2	Transfers to assets														
VI.	Current year profit									17.493					17.493
VII.	Profit Distribution									(36.686)	36.686				
7.1	Dividends														
7.2	Transfers to reserves														
7.3	Other									(36.686)	36.686				
VIII.	Increase in capital														
8.1	Cash														
8.2	Revaluation Fund														
8.3	Inflation adjustment to paid-in capital														
8.4	Issuance of share certificates														
8.5	Foreign exchange differences														
8.6	Other														
IX.	Convertible bonds														
	Balances at the end of period(I+II+III+IV+V+VI+VII+VIII+IX)	120 000	53.163			3 694		10.368		17 493	(36.946)		632		168.404
	CURRENT PERIOD Reviewed (01/01-31/03/2006)														
I.	**Balances at end of prior period**	240.000				5.593		30.338		90.286	(72.142)				294.075
	Increases in the period														
II.	Available for sale marketable securities														
2.1	Net fair value gains/(losses)														
III.	Cash flow hedges														
3.1	Net fair value gains/(losses)														
	Transferred Amounts														
IV.	Available for sale marketable securities														
4.1	Transfers to net income														
V.	Cash flow hedges														
5.1	Transfers to net income														
5.2	Transfers to assets														
VI.	Current year profit									19 902					19 902
VII.	Profit Distribution					20				(90.286)	90.266				
7.1	Dividends														
7.2	Transfers to reserves					20					(20)				
7.3	Other									(90.286)	90.286				
VIII.	Increase in capital														
8.1	Cash														
8.2	Revaluation Fund														
8.3	Inflation adjustment to paid-in capital														
8.4	Issuance of share certificates														
8.5	Foreign exchange differences														
8.6	Other														
IX.	Convertible bonds														
	Balances at the end of period(I+II+III+IV+V+VI+VII+VIII+IX)	240 000				5.613		30.338		19 902	18.124				313 977

The accompanying notes form an integral part of these financial statements

ASYA KATILIM BANKASI A.Ş.
CONSOLIDATED STATEMENT OF CASH FLOW

		THOUSAND NEW TURKISH LIRA	THOUSAND NEW TURKISH LIRA
		Reviewed	Reviewed
		CURRENT PERIOD	PRIOR PERIOD
	Disc.	(01/01/2006 - 31/03/2006)	(01/01/2005 - 31/03/2005)
A. CASH FLOWS FROM BANKING OPERATIONS			
1.1. Operating profit before changes in operating assets and liabilities(+)		**42.655**	**6.164**
1.1.1.Profit share received(+)		93.882	61.961
1.1.2.Profit share paid(-)		(38.720)	(36.531)
1.1.3.Dividend received(+)		-	-
1.1.4.Fees and commissions received(+)		33.655	21.033
1.1.5.Other income(+)		19.041	3.066
1.1.6.Collections from previously written off loans and other receivables(+)		7.059	244
1.1.7.Payments to personnel and service suppliers(-)		(22.568)	(13.680)
1.1.8.Taxes paid(-)		(2.338)	(502)
1.1.9 Extraordinary items(+/-)		-	-
1.1.10.Other (+/-)		(47.356)	(29.427)
1.2. Changes in operating assets and liabilities		**(51.626)**	**(43.903)**
1.2.1.Net increase (decrease) in trading securities(+/-)		-	-
1.2.2.Net increase (decrease) in due from banks and finance houses (+/-)		1.382	109.760
1.2.3.Net increase (decrease) in loans		(162.689)	(188.121)
1.2.4.Net increase (decrease) in other assets(+/-)		183	(620)
1.2.5.Net increase (decrease) in funds collected from banks and finance houses (+/-)		(24.984)	20.255
1.2.6.Net increase (decrease) in other funds collected (+/-)		116.525	16.687
1.2.7.Net increase (decrease) in funds borrowed(+/-)		(825)	(12.807)
1.2.8.Net increase (decrease) in matured payables(+/-)		-	-
1.2.9.Net increase (decrease) in other liabilities(+/-)		18.782	10.943
I. Net cash provided from banking operations(+/-)		**(8.971)**	**(37.739)**
B. CASH FLOWS FROM INVESTING ACTIVITIES			
II. Net cash provided from investing activities(+/-)		**(12.639)**	**(524)**
2.1.Cash paid for purchase of investments, associates and subsidiaries(-)		(7.302)	-
2.2.Cash obtained from sale of investments, associates and subsidiaries(+)		-	-
2.3.Fixed assets purchases(-)		(6.356)	(656)
2.4.Fixed assets sales(+)		1.019	132
2.5.Cash paid for purchase of investments available for sale (-)		-	-
2.6.Cash obtained from sale of investments available for sale (+)		-	-
2.7.Cash paid for purchase of investment securities(-)		-	-
2.8.Cash obtained from sale of investment securities(+)		-	-
2.9.Extraordinary items(+/-)		-	-
2.10.Other (+/-)		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES			
III. Net cash provided from financing activities(+/-)		-	-
3.1.Cash obtained from funds borrowed and securities issued(+)		-	-
3.2.Cash used for repayment of funds borrowed and securities issued(-)		-	-
3.3.Capital increase(+)		-	-
3.4.Dividends paid(-)		-	-
3.5.Payments for finance leases(-)		-	-
3.6.Extraordinary items(+/-)		-	-
3.7.Other(+/-)		-	-
IV.Effect of change in foreign exchange rate on cash and cash equivalents		**(4.376)**	**858**
V. Net increase in cash and cash equivalents(I+II+III+IV)		**(25.986)**	**(37.405)**
VI. Cash and cash equivalents at beginning of the year(+)	(V.V.1)	**128.007**	**91.806**
VII. Cash and cash equivalents at end of the year(V+VI)	(V.V.2)	**102.021**	**54.401**

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION THREE

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS

I. Information and Disclosures Related to Changes in Accounting Policies:

The consolidated financial statements are prepared in conformity with the "Regulation on Accounting Practice" (RAP) Communiqué 15 "Preparation of Consolidated Financial Statements and Standards on Accounting of Subsidiaries, Joint ventures and Associates" in the current period.

Accounting policies and methods used for the year end financial statements are applied in current period without any change.

As prescribed in the Article 37 of the Banking Act No. 5411, banks have to be in line with the principles and procedures established by the Banking Regulation and Supervision Agency ("BRSA") to ensure uniformity in their accounting systems; correctly record all their transactions; and timely and accurately prepare their financial reports in a style and format that will meet the requirements of providing information, that is clearly reliable and comparable and that is suitable for auditing, analysis and interpretation.

Banks shall not settle their balance sheets without ensuring reconciliation with legal and auxiliary books and records, branches and domestic and foreign correspondents.

The Bank prepares its statutory books, financial statements, and all related documents that provide a basis for those financial statements in accordance with the Turkish Commercial Code and Tax Legislation.

The Bank prepares its consolidated financial statements according to the prevailing Regulation on Accounting Practice ("RAP") and related communiqués and other regulations applicable in accordance with the Article 13 under the heading of 'Accounting and Recording' of the revoked Banks Act No.4389, as per the provisional Article 1 of the Banking Act No.5411.

In accordance with the decree published by the Banking Regulatory and Supervisory Agency ("BRSA") for the purpose of making changes in the prevailing Regulations on Accounting Practice ("RAP") as at 29 November 2004, the finance houses are required to prepare their annual balance sheets and income statements effective from 1 January 2005 based on the prevailing Regulations on Accounting Practice ("RAP") and the uniform chart of accounts, balance sheet, income statement and the circular explaining principles of application and preparation of them. Therefore, the Bank has started to prepare its statutory books in accordance with the aforementioned regulations in addition to Turkish Commercial Code and Tax Legislation effective from 1 January 2005.

As it was mentioned in the above paragraph, the Bank has started to prepare its records based on the prevailing Regulations on Accounting Practice ("RAP"), the uniform chart of accounts, and the circular explaining principles of application and preparation of them effective from 1 January 2005. Based on the communiqué of BRSA dated 10 March 2006, for comparison purposes as of 31 December 2005, the Bank has reissued its financial statements as of 31 December 2004 based on the prevailing Regulations on Accounting Practice ("RAP") and in order to reflect any change in accounting policies or methods to the period which it belongs to, the Bank has also made necessary adjustments to its financial statements as of 31 December 2003.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION THREE (Cont'd)

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS (Cont'd)

II. Seasonal or Periodical Transactions

None.

III. Discontinuing Operations and Fundamental Errors

None.

IV. Nature and Amount of the Transactions that are Related to Extraordinary Activities

None

V. Changes in Management Estimates Made in the Prior Period Relating to the Current Period and Realized Values of Management Estimates Made in the Prior Period Relating to the Current Period

No material transaction has been recorded based on the estimations in the prior period financial statements, other than some general expenses. The difference between such estimated values and realizations did not have a material impact on the financial statements.

VI. Debt Securities, Issue of Capital Instruments and the Payments Related to These Activities

In accordance with the General Assembly decision dated 29 December 2005, the capital of the Bank has been increased by TRY 60.000 Thousand with the initial public offering on 12 May 2006, while the rights of preference of the shareholders have been restrained accordingly. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand have been devolved to capital accounts and share premium accounts, respectively.

VII. Earnings Per Share and Dividends Paid

As of 31 March 2006, there is neither earnings per share nor any dividend payment. On 5 April 2006, the Parent Bank paid TRY 200.000 Thousand from the profit of year 2005 as dividend to the shareholders.

VIII. Subsequent Events

In accordance with the General Assembly decision dated 29 December 2005, the capital of the Bank has been increased by TRY 60.000 Thousand with the initial public offering on 12 May 2006, while the rights of preference of the shareholders have been restrained accordingly. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand have been devolved to capital accounts and share premium accounts, respectively.

SECTION THREE (Cont'd)

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS (Cont'd)

IX. Acquisition and Disposal of Subsidiaries and Long Term Investments, Restructuring or Discontinuing Operations

None.

X. Changes in Contingent Assets and Liabilities

As of the balance sheet date, there are 277 ongoing court cases against the Group amounting to TRY 2.108 Thousand in total.

SECTION FOUR

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE

I. Information and Disclosures Related to Capital Adequacy Standard Ratio

The capital adequacy ratio of the Group based on the consolidated financial statements is 12,68%. The capital adequacy ratio is calculated according to the "Regulation of Measurement and Assessment of Capital Adequacy of Bank" which was published on 31 January 2002 in the Official Gazette numbered 24657. In the computation of capital adequacy standard ratio, information prepared in accordance with the statutory accounting requirements are used.

As per the Banking Law, related with, capital adequacy standard ratio calculation, risk weighted assets, liabilities, and non-cash loans are classified according to guarantee groups and evaluated in the related risk group.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

	Risk Weights				Risk Weights			
	Consolidated				Bank			
	0%	20%	50%	100%	0%	20%	50%	100%
Risk Weighted Assets, Liabilities and Non-Cash Loans								
Balance Sheet Items (Net)	301.197	148.765	1.331.872	989.167	300.661	137.509	1.331.872	961.618
Cash and Cash Equivalents	24.158	-	-	-	24.144	-	-	-
Due From Banks	77.863	147.206	-	20.019	77.863	135.950	-	20.019
Finance Houses	-	1.559	-	-	-	1.559	-	-
Reserve Requirements	92.475	-	-	-	92.475	-	-	-
Loans	101.190	-	1.016.216	749.998	101.190	-	1.016.216	750.064
Overdue Loans (Net)	-	-	-	39.447	-	-	-	39.447
Subsidiaries, Associates and Sec.Available For Sale	-	-	-	36.805	-	-	-	36.712
Sundry Debtors	-	-	-	28.870	-	-	-	3.101
Securities Held to Maturity (Net)	-	-	-	-	-	-	-	-
Advances For Assets Acquired by Finance Lease	-	-	-	-	-	-	-	-
Finance Lease Receivables	-	-	303.466	-	-	-	303.466	-
Leased Assets (Net)	-	-	5.178	-	-	-	5.178	-
Property and Equipment (Net)	-	-	-	26.711	-	-	-	25.159
Other Assets	5.410	-	-	46.981	4.888	-	-	46.835
Accrued Profit Share and Income Accruals	101	-	7.012	40.336	101	-	7.012	40.281
Off- Balance Sheet items	72.275	1.778.435	821.317	60.591	72.275	1.778.424	821.317	60.591
Guarantees and Sureties	72.275	1.778.435	156.790	60.591	72.275	1.778.424	156.790	60.591
Commitments	-	-	664.527	-	-	-	664.527	-
Other Off –Balance Sheet Items	-	-	-	-	-	-	-	-
Transactions Related with Derivative Financial Instruments	-	-	-	-	-	-	-	-
Not Risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	373.472	1.927.200	2.153.189	1.049.758	372.936	1.915.933	2.153.189	1.022.209

Summary Information on the Capital Adequacy Standard Ratio of the Bank:

	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
Total Risk Weighted Assets (*)	2.511.793	2.231.198	2.481.990	2.201.350
Amount Subject to Market Risk	2.700	52.713	2.163	50.863
Shareholders' Equity	318.901	296.262	304.355	282.360
Shareholders' Equity / (TRWA + ASMR) *100	12.68%	12.97%	12.25%	12.54%

*(*)**TRWA**: Total Risk Weighted Assets **ASMR**: Amount Subject to Market Risk*

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

Information Related to Components of Shareholder's Equity:

CORE CAPITAL	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
Paid-in Capital	240.000	240.000	240.000	240.000
Nominal capital	240.000	240.000	240.000	240.000
Capital commitments (-)	-	-	-	-
Adjustment to paid-in capital (*)	5.239	5.228	-	-
Share premium	-	-	-	-
Legal reserves	5.613	5.593	5.577	5.577
First legal reserve (Turkish Commercial Code 466/1)	4.486	4.466	4.450	4.450
Second legal reserve (Turkish Commercial Code 466/2)	1.127	1.127	1.127	1.127
Other legal reserve per special legislation	-	-	-	-
Status reserves	-	-	-	-
Extraordinary reserves	30.338	30.338	30.338	30.338
Reserves allocated by the General Assembly	30.338	30.338	30.338	30.338
Retained earnings	-	-	-	-
Foreign currency share capital exchange differences	-	-	-	-
Profit	37.892	90.201	42.300	94.761
Current year profit	20.130	90.201	19.681	94.761
Prior years' profits	17.762	-	22.619	-
Loss (-)	-	(72.408)	-	(72.142)
Current year loss	-	-	-	-
Prior years' losses	-	(72.408)	-	(72.142)
Total Core Capital	319.082	298.952	318.215	298.534
SUPPLEMENTARY CAPITAL	13.854	10.032	13.854	10.032
Revaluation Fund	-	-	-	-
Furniture, fixture and vehicles	-	-	-	-
Properties	-	-	-	-
Profit on sale of associates, subsidiaries and properties to be transferred to share capital	-	-	-	-
Revaluation fund of leasehold improvements	-	-	-	-
Revaluation fund	-	-	-	-
Foreign exchange differences	-	-	-	-
General provisions	10.854	10.032	10.854	10.032
Provisions for possible losses	3.000	-	3.000	-
Subordinated loans	-	-	-	-
Marketable securities and investment securities value increase fund	-	-	-	-
Associates and subsidiaries	-	-	-	-
Investments available-for-sale	-	-	-	-
TOTAL SUPPLEMENTARY CAPITAL	-	-	-	-
TIER III CAPITAL	-	-	-	-
CAPITAL	332.936	308.984	332.069	308.566

(*) Minority Share

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

Information Related to Components of Shareholder's Equity (Cont'd):

	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
DEDUCTIONS FROM THE CAPITAL	(14.035)	(12.722)	(27.714)	(26.206)
Investments in financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws	(34)	(127)	(16.570)	(16.570)
Leasehold improvements	(8.917)	(8.869)	(8.915)	(8.868)
Start up costs	-	-	-	-
Prepaid expenses	(2.350)	(786)	(2.229)	(768)
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-	-	-
Subordinated loans given to other banks operating in Turkey	-	-	-	-
Consolidated goodwill (Net)	(2.734)	(2.940)	-	-
Capitalized expenses	-	-	-	-
TOTAL SHAREHOLDERS EQUITY	318.901	296.262	304.355	282.360

II. Information and Disclosures Related to Market Risk:

The amount subject to market risk is calculated and reported with the Standard Method described in the 4th section of the "Communiqué related to the Measurement and Evaluation of Banks' Capital Adequacy", published in the Official Gazette No. 24657 dated 31 January 2002. Market risk is measured on a monthly basis.

	Amount
Capital To Be Employed For Interest Rate Risk – Standard Method	-
Capital To Be Employed For General Market Risk	-
Capital To Be Employed For Specific Risk	-
Capital To Be Employed For Options Subject To Interest Rate Risk	-
Capital To Be Employed For Currency Risk – Standard Method	216
Capital Liability	216
Capital To Be Employed For Options Subject To Currency Risk	-
Total Value-At-Risk (VAR)-Internal Model	-
Total Capital To Be Employed For Market Risk	216
Amount Subject To Market Risk	2.700

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

III. Information and Disclosures Related to Currency Risk:

The currency risk of the Group is monitored on a daily basis. Net foreign currency position/ capital ratio is also checked using the same basis.

The Group has no derivative instrument used for hedging.

The Standard Method stated in the statutory reportings is used to measure the currency risk of the Group. The risk measurements are performed on a monthly basis.

The announced current foreign exchange buying rates of the Parent Bank as of 31 March 2006 and the previous five working days are as follows:

	31 March 2006			
	1 USD Dollars	1 Euro	1 British Pound	1 Japanese Yen
"FC Evaluation Rate" of the Bank	1.33800	1.62430	2.33403	0.011386
Previously:				
30.03.2006 (Day 1)	1.35000	1.62294	2.33892	0.011417
29.03.2006 (Day 2)	1.34000	1.61789	2.34304	0.011437
28.03.2006 (Day 3)	1.33200	1.60237	2.32450	0.011414
27.03.2006 (Day 4)	1.33500	1.59917	2.31506	0.011291
24.03.2006 (Day 5)	1.33000	1.59983	2.30519	0.011281

The simple arithmetical average of the major current foreign exchange buying rates of the Parent Bank for thirty days before 31 March 2006 is TRY 1,3221 per 1 US Dollar, TRY 1,58856 per 1 EURO, TRY 2,30328 per 1 GBP and TRY 0,01125 per 1 JPY.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

III. Information and Disclosures Related to Currency Risk (Cont'd):

Information on Currency Risk of the Group:

	EURO	USD	Yen	Other FC	Total
Current Period (31.03.2006)					
Assets					
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	4.364	6.010	7	38	10.419
Due from other banks and financial institutions	10.227	10.883	2.124	1.941	25.175
Trading securities	-	-	-	-	-
Investment securities available-for-sale	-	-	-	-	-
Loans (*)	278.100	447.923	-	-	726.023
Investments in subsidiaries and associates	-	-	-	-	-
Investment securities held-to-maturity	-	-	-	-	-
Property and equipment	-	-	-	-	-
Goodwill	-	-	-	-	-
Other assets	38.286	59.956	-	3	98.245
Total Assets	330.977	524.772	2.131	1.982	859.862
Liabilities					
Current and profit sharing accounts of banks and finance houses	881	1.833	-	-	2.714
Other current and profit sharing accounts	319.937	490.993	1.068	3.168	815.166
Funds provided from other financial institutions	-	13.227	-	-	13.227
Marketable securities issued	-	-	-	-	-
Sundry creditors	4.332	6.107	-	66	10.505
Other liabilities	5.871	13.595	39	82	19.587
Total liabilities	331.021	525.755	1.107	3.316	861.199
Net on balance sheet position	(44)	(983)	1.024	(1.334)	(1.337)
Net off balance sheet position	-	-	-	-	-
Financial derivative assets	-	-	-	-	-
Financial derivative liabilities	-	-	-	-	-
Non-cash loans	353.901	1.491.172	32.279	7.661	1.885.013
Prior Period (31.12.2005)					
Total Assets	347.407	589.694	282	852	938.235
Total Liabilities	299.340	576.730	2.512	2.727	881.309
Net On Balance Sheet Position	48.067	12.964	(2.230)	(1.875)	56.926
Net Off Balance Sheet Position	-	-	-	-	-
Non-cash loans	334.679	1.380.973	17.498	6.645	1.739.795

(*) The foreign currency indexed loan in the amount of TRY 360.536 Thousand is also shown in this row.

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

IV. Information and Disclosures Related to Interest Risk:

The Parent Bank operates in accordance with the principles of interest - free banking as a participation bank, therefore according to the Bank management, the Bank has no interest risk.

V. Information and Disclosures Related to Liquidity Risk:

The TRY and FC liquidity need of the Group is met by the funds collected. The Bank's cash inflows mainly come from profit share income and commissions earned from non-cash loans whereras the cash outflows mainly consist of profit share expense and operational expenses.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

V. Information and Disclosures Related to Liquidity Risk (Cont'd):

Presentation of Assets and Liabilities According to Their Maturities:

Current Period (31.03.2006)	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and over	Undistributed (*)	Total
Assets								
Cash (cash in vault, effectives, money in transit, cheques purchased) and Balances with the Central Bank of Turkey	102.021	-	-	-	-	-	-	102.021
Due from banks and other financial institutions	31.525	129.875	1.100	1.328	4.956	-	-	168.784
Trading securities	-	-	-	-	-	-	-	-
Investment securities available-for-sale	-	-	-	-	-	-	93	93
Loans (**)	-	296.702	262.084	339.759	512.648	759.677	39.447	2.210.317
Investment securities held-to-maturity	-	-	-	-	-	-	-	-
Other assets	4.139	26.213	10.873	12.958	9.473	12.543	227.622	303.821
Total assets	137.685	452.790	274.057	354.045	527.077	772.220	267.162	2.785.036
Liabilities								
Current and profit sharing accounts of finance houses	2.887	-	-	-	-	-	-	2.887
Other current and profit sharing accounts	538.591	1.232.011	295.339	60.489	73.313	5.715	-	2.205.458
Funds provided from other financial instruments	-	-	2.368	-	-	10.859	-	13.227
Marketable securities issued	-	-	-	-	-	-	-	-
Sundry creditors	-	2.038	-	1.143	-	83.792	-	86.973
Other liabilities	6.592	13.520	4.338	2.814	2.254	581	446.392	476.491
Total liabilities	548.070	1.247.569	302.045	64.446	75.567	100.947	446.392	2.785.036
Net Liquidity Gap	(410.385)	(794.779)	(27.988)	289.599	451.510	671.273	(179.230)	-
Prior Period (31.12.2005)								
Total Assets	168.958	359.707	285.954	351.111	492.743	704.032	274.625	2.637.130
Total Liabilities	574.685	1.217.812	172.794	65.871	113.669	90.421	401.878	2.637.130
Net Liquidity Gap	(405.727)	(858.105)	113.160	285.240	379.074	613.611	(127.253)	-

(*):Certain assets on the balance sheet that are necessary for the banking operations but not convertible into cash in short periods such as tangib assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up are included in this column.
(**):The loans also include the receivables from leases.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I. Information And Disclosures Related to Assets:

1. Information Related to Account of the Central Bank of Turkey:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Demand Unrestricted Amount	77.189	674	96.212	282
Time Restricted Amount	-	-	-	-
Total	77.189	674	96.212	282

2. Information Related to Trading Securities:

2.1. Trading Securities Given as Collateral or Blocked:

None.

2.2. Trading Securities Subject to Repo Transactions:

None.

3. Information Related to Available For Sale Securities:

3.1. Main Types of Available for Sale Securities:

The available for sale securities compose of Tarım Sigortaları Havuz İşletmesi A.Ş. shares with a holding ratio of 6,25%

3.2. Information on Investment Securities Available-for-Sale:

	Current Period	Prior Period
Share certificates		
Quoted on a stock exchange	-	-
Not quoted	93	93
Impairment provision (-)	-	-
Total	93	93

3.3. Information on Available for Sale Securities Given as Collateral and Their Carrying Value:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

3. Information Related to Available For Sale Assets (Cont'd):

3.4. Information on the Available for Sale Securities Given as Guarantee/ Blocked:

None.

3.5. Available-for-sale Securities Subject to Repo Transactions:

None.

4. Information Related to Loans:

4.1. Information on All Types of Loans and Advances Given to Shareholders and Employees of the Group:

	Current Period		Prior Period	
	Cash Loans	Non-cash loans	Cash Loans	Non-cash loans
Direct loans granted to shareholders	20.352	13.602	22.186	14.376
Corporate shareholders	15.521	12.030	15.490	12.783
Real person shareholders	4.831	1.572	6.696	1.593
Indirect Loans granted to shareholders	81.144	66.388	107.099	110.102
Loans granted to employees	2.035	59	2.048	64
Total	103.531	80.049	131.333	124.542

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.2. Standard Loans and Other Receivables, Loans and Other Receivables Closely Monitored and Restructured and Rescheduled Loans and Receivables:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Loans	1.851.489	11	15.904	-
Discount Notes	-	-	-	-
Export Loans	140.454	-	-	-
Import Loans	7.417	-	-	-
Business Loans	-	11	-	-
Consumer Loans	162.599	-	-	-
Credit Cards	118.090	-	-	-
Investments on Profit/Loss Partnership	45.849	-	-	-
Precious Metals Loans	-	-	-	-
Loans Given to Financial Sector	-	-	-	-
International Loans	-	-	-	-
Other	1.377.080	-	15.904	-
Other Receivables	-	-	-	-
Total	1.851.489	11	15.904	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.3. Information on Consumer Loans, Retail Credit Cards, Loans Given to Personel and Personel Credit Cards:

	Short Term	Medium and Long Term	Total	Accured Profit Share and Income Receivables
Consumer Loans-YTL	7.646	137.961	145.607	1.547
Housing Loans	2.771	100.602	103.373	1.047
Vehicle Loans	2.716	35.750	38.466	418
Consumer Loans	626	1.609	2.235	29
Other	1.533	-	1.533	53
Consumer Loans-FC Indexed	9.354	5.604	14.958	204
Housing Loans	7.422	4.629	12.051	187
Vehicle Loans	1.897	939	2.836	16
Consumer Loans	35	36	71	1
Other	-	-	-	-
Consumer Loans-FC	-	-	-	-
Housing Loans	-	-	-	-
Vehicle Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Retail Credit Cards-YTL	117.688	-	117.688	4.061
Installment based	12.104	-	12.104	422
Without-installment	105.584	-	105.584	3.639
Retail Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Personnel Loans-YTL	185	1.824	2.009	19
Housing Loans	32	700	732	8
Vehicle Loans	39	768	807	6
Consumer Loans	114	356	470	5
Other	-	-	-	-
Personnel Loans-FC Indexed	-	25	25	-
Housing Loans	-	12	12	-
Vehicle Loans	-	2	2	-
Consumer Loans	-	11	11	-
Other	-	-	-	-
Personnel Loans-FC	-	-	-	-
Housing Loans	-	-	-	-
Vehicle Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards-YTL	394	-	394	-
Installment based	171	-	171	-
Without-installment	223	-	223	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.3 Information on Consumer Loans, Retail Credit Cards, Loans Given to Personel and Personel Credit Cards (Cont'd):

	Short Term	Medium and Long Term	Total	Accured Profit Share and Income Receivables
Personnel Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Total	135.267	145.414	280.681	5.831

4.4 Information on Installment Basis Commercial Loans and Corporate Credit Cards:

	Short Term	Medium and Long Term	Total	Accured Profit Share and Income Receivables
Installment Commercial Loans-YTL	288	11.680	11.968	140
Business Loans	13	3.629	3.642	45
Automotive Loans	275	8.051	8.326	95
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Installment Commercial Loans-FC Indexed	5	-	5	-
Business Loans	-	-	-	-
Automotive Loans	5	-	5	-
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Installment CommercialLoans-FC	-	-	-	-
Business Loans	-	-	-	-
Automotive Loans	-	-	-	-
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Corporate Credit Cards-YTL	8	-	8	-
Installment based	2	-	2	-
Without-installment	6	-	6	-
Corporate Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Total	301	11.680	11.981	140

4.5. Loans According to Type of Borrowers:

	Current Period	Prior Period
Public Sector	-	-
Private Sector	1.867.404	1.719.727
Total	1.867.404	1.719.727

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.6. Domestic and Foreign Loans:

	Current Period	Prior Period
Domestic Loans	1.867.404	1.719.727
Foreign Loans	-	-
Total	1.867.404	1.719.727

4.7. Loans Granted to Subsidiaries and Associates:

	Current Period	Prior Period
Loans Granted to Subsidiaries and Associates Directly	7.877	7.851
Loans Granted to Subsidiaries and Associates Indirectly	37.042	37.297
Total	44.919	45.148

4.8. Specific Provisions Provided Against Loans:

	Current Period		Prior Period	
Specific Provisions	Bank Share	Profit Share Account Share	Bank Share	Profit Share Account Share
Loans and Receivables with Limited Collectibility	496	322	2.101	300
Doubtful Loans and Receivables	1.413	1.216	6.324	478
Loans and Receivables Having Nature of Loss	51.815	24.025	24.522	44.349
Total	53.724	25.563	32.947	45.127

4.9. Information on Overdue Loans (Net):

4.9.1. Information on Loans and Other Receivables Restructured or Rescheduled From Overdue Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Receivables	Loans and Receivables Having Nature of Loss
Current Period			
(Gross amount before specific provision)	1.932	892	27.319
Restructured loans ve other receivables	1.932	892	27.319
Rescheduled loans ve other receivables	-	-	-
Prior Period			
(Gross amount before specific provision)	-	-	-
Restructured loans ve other receivables	-	-	-
Rescheduled loans ve other receivables	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.9. Information on Overdue Loans (Net) (Cont'd):

4.9.2. Information on the Movement of Overdue Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Ending Balance of Prior Period	18.664	13.461	78.523
Additions in the Current Period (+)	16.167	2.191	27.301
Inflows from Other Overdue Loans Account (+)	-	12.791	3.891
Outflows to Other Overdue Loans Account (-)	(16.682)	-	-
Collections in the Current Period (-)	(2.972)	(4.977)	(29.624)
Write offs (-)	-	-	-
Ending Balance of the Current Period	15.177	23.466	80.091
Specific Provisions (-)	(818)	(2.629)	(75.840)
Net Balance at the Balance Sheet	14.359	20.837	4.251

4.9.3. Information on Foreign Currency Overdue Loans and Other Receivables:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Current Period (31.03.2006):			
Ending Balance	-	580	233
Specific Provisions (-)	-	(72)	(233)
Net Balance at the Balance Sheet	-	508	-
Prior Period (31.12.2005):			
Ending Balance	578	-	230
Specific Provisions (-)	(28)	-	(230)
Net Balance at the Balance Sheet	550	-	-

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

5. Information on Investment Securities Held-to-Maturity (Net):

5.1. Movement of Investment Securities Held-to-Maturity:

None.

5.2. Information on Accounts in which Investment Securities Held-to-Maturity Recorded:

None.

5.3. Investment Securities Held-to-Maturity Given as Collateral or Blocked:

None.

5.4. Held-to-Maturity Securities Subject to Repo Transactions:

None.

5.5. Held-to-Maturiy Securities For Structural Position:

None.

6. Information on Investments in Associates (Net):

6.1. Information on Unconsolidated Associates:

The Bank has no associates.

6.2. Explanations on Consolidated Associates:

The Bank has no associates.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net)

7.1. Information on Unconsolidated Subsidiaries:

	Company Name	Address (City/ Country)	Group's share percentage-If different voting percentage (%)	Bank's risk group share percentage (%)
(1)	Asya Bilişim Teknolojileri	İstanbul/Turkey	99,99%	99,99%
(2)	Vira Deniz Nak. Tur.San. A.Ş.	İstanbul/Turkey	99,99%	99,99%
(3)	Asyafin İnşaat San. A.Ş.	İstanbul/Turkey	99,90%	99,90%
(4)	Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti.	İstanbul/Turkey	95,00%	95,00%

Information on the consolidated subsidiaries with the order as presented in the table above:

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
(1)	15.814	15.811	7.634	-	-	(248)	(1.560)	-
(2)	31	30	-	-	-	(1)	(27)	-
(3)	35.023	21.374	12.261	-	-	(356)	(4.592)	-
(4)	291	250	2	-	-	(30)	(138)	-

7.2. Explanations on Consolidated Subsidiares:

7.2.1. Information on Consolidated Subsidiares:

	Current Period	Prior Period
Balance at the beginning of the period	16.536	2.325
Movements in period	-	14.211
Purchases	-	15.228
Free shares obtained	-	-
Dividends from current year income	-	-
Sales	-	-
Revaluation increase	-	-
Impairment provision	-	(1.017)
Balance at the end of the period	16.536	16.536
Capital commitments	-	-
Share percentage at the end of the period (%)	65,20%	65,20%

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net) (Cont'd) :

7.2. Explanations on Consolidated Subsidiares (Cont'd):

7.2.2. Valuation of Consolidated Subsidiares:

	Current Period	Prior Period
Valuation at cost	-	-
Valuation at fair value	16.536	16.536
Valuation at equity method	-	-

7.2.3 Sectoral Information of Consolidated Subsidiares and the Related Historical Carrying Amounts in the Legal Books:

Subsidiares	Current Period	Prior Period
Banks	-	-
Insurance companies	16.536	16.536
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial subsidiaries	-	-

7.2.4 Consolidated Subsidiaries Quoted on Stock Exchange:

None.

7.2.5. Other Information Related to Consolidated Subsidiares:

	Company Title	Address(City/ Country)	Main Partnership Bank's Share-If Different Vouting Percentage(%)	Share of Other Partners (%)	Consolidation Method
1	Işık Sigorta A Ş	Işik Plaza Gülsuyu Maltepe İstanbul Türkiye	65.20	34.80	Fully Consolidated

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
1	54.599	14.669	1.554	-	-	655	-	25.362

Above information related to Company is gathered from financial statements prepared according to RAP.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net) (Cont'd):

7.2. Explanations on Consolidated Subsidiares (Cont'd):

7.2.6. Information on Consolidated Subsidiares Disposed in the Current Period:

None.

7.2.7. Information on Consolidated Subsidiares Purchased in the Current Period:

The Bank has no purchased subsidiary in the current period. It has participated in the TRY 7.302 Thousand capital increase of its unconsolidated subsidiary, Asya Bilişim Teknolojileri A.Ş.

8. Information on Other Investments:

8.1. The Commitments of the Group Relating to Joint Ventures Apart from Other Commitments, Capital Commitments or its Share of Capital Commitments with Other Ventures, its Share in Capital Commitments of Joint Ventures in Other Companies:

The Group has no joint venture.

8.2. Information on Joint Ventures:

The Group has no joint venture.

8.3. Information Regarding the Joint Ventures in the Non- Consolidated Financial Statements of the Bank which does not Prepare Consolidated Financial Statements:

The Bank is the parent company.

8.4. The Reasons for not Consolidating any Joint Venture and the Methods Used in Accounting of the Joint Ventures in the Consolidated Financial Statements of the Parent Bank:

The Group has no joint venture.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

9. Information on Finance Lease Receivables (Net):

9.1. Presantation of Remaining Maturities of Net Finance Leases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	36.553	31.450	5.045	4.347
1 to 4 Years	316.150	272.016	336.319	289.767
More Than 4 Years	-	-	-	-
Total	352.703	303.466	341.364	294.114

9.2. The Information on Net Investments in Finance Leases:

	Current Period	Prior Period
Gross Receivable From Finance Leases	352.703	341.364
Unearened Finance Lease Income	49.237	(47.250)
Cancelled Amounts (-)	-	-
Net Receivable from Finance Leases	303.466	294.114

9.3. Explanation With Respect to Finance Lease Agreements, the Criteria Used in Determination of Contingent Rents, Conditions for Revisions or Purchase Options, Updates of Leasing Amounts and the Restrictions Imposed by Lease Arrangements, Whether Arrays in Repayment Occur, Whether the Terms of the Contract are Renewed, If Renewed, the Renewal Conditions, Whether the Renewal Results any Restrictions, and Other Important Conditions of the Leasing Agreement:

The Finance lease agreements are prepared according to related articles of the finance lease law numbered 3286. There is no restriction derived from rent or renewal agreements which might materially effect the financial statements.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

10. Explanations Related to Accured Profit Share and Income Accruals:

10.1. Information on Accrued Profit Share and Income Accruals:

Accrued Profit Share and Income Accruals	Current Period		Prior Period	
	TRY	FC	TRY	FC
Profit Share Accruals – Due	2.988	1.126	2.154	2.861
Profit Share Accruals – Not Due	37.485	3.196	31.182	7.910
Loan Commissions and Other Income Accruals – Due	-	-	-	-
Loan Commissions and Other Income Accruals – Not Due	-	-	-	-
Total	40.473	4.322	33.336	10.771

10.2. Information on Other Accured Profit Share and Income Receivables:

Other Accured Profit Share and Income Receivables	Current Period		Prior Period	
	TRY	FC	TRY	FC
Trading Securities	-	-	-	-
Securities Available for Sale	-	-	-	-
Securities Held to Maturity	-	-	-	-
Accruals of Reserve Requirment Income	2.072	420	1.959	405
Income Accruals of Financial Derivative Instruments	-	-	-	-
Interest and Income Accruals	-	-	-	-
Income Accrual for Unrealized Foreign Exchange Gains	-	-	-	-
Other	160	2	652	-
Total	2.232	422	2.611	405

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

11. Information on Deferred Tax Assets:

11.1. Amount of Deferred Tax Due to Timing Differences, Losses Carried Forward, Tax Deductions and Exemptions:

In accordance with the RAP Communiqué Number 18 published on 12 August 2004 which is effective from 1 July 2004 together with the circular of BRSA numbered BDDK.DZM.2/13/1-a-3, dated 8 December 2004, deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized, except for general loan loss provisions, to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.As of 31 March 2006, the group has calculated TRY 19,571 Thousand net deferred tax asset for all deductible temporary differences other than the general loan reserves and free provisions and accounted it in the deferred tax asset item of the balance sheet. TRY 20,144 Thousand of the deferred tax asset is related to the adjustment on the leasing receivables.

11.2. Timing Differences for which no Deferred Tax Asset was Calculated or Recorded in the Prior Periods and Their Expiry Dates, Amount of Tax Losses, Deductions and Exemptions:

There is no timing differences for which no deferred tax was calculated or recorded in the prior periods.

11.3. Impairment on Deferred Tax and Deferred Tax Assets Arising from Cancellation of Provision for Impairment:

There is no provision allocated for impairment of deferred tax or cancellation of any impairment.

12. Information on Other Assets:

12.1. The Description and Amounts for Items, which Constitute at least 20% of Other Assets if Other Assets Exceed 10% of Total Assets, Excluding off-balance Sheet Commitments:

The other asset account does not exceed the 10% of the total assets excluding off balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities:

1. Information Related to Deposits:

1.1. Information on Maturity Structure of Deposits (Current Period):

	Demand	Up to 1 Month	1-3 Month	3-6 Month	6 -9 Month	9 Month- 1 year	1 Year and Over
I. Real Persons Current Deposits-TRY	101.311	-	-	-	-	-	-
II. Real Persons Profit Sharing Accounts-TRY	-	682.050	117.946	44.173	-	63.180	24.401
III. Other Current Accounts-TRY	216.214	-	-	-	-	-	-
Public Sector	33.904	-	-	-	-	-	-
Commercial Sector	126.744	-	-	-	-	-	-
Other Institutions	55.321	-	-	-	-	-	-
Commercial and Other Institutions	72	-	-	-	-	-	-
Banks and Finance Houses	173	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	2	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	171	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	133.095	5.823	378	-	361	1.533
Public Sector	-	617	-	-	-	-	-
Commercial Sector	-	120.174	5.820	306	-	359	1.533
Other Institutions	-	11.539	3	72	-	2	-
Commercial and Other Institutions	-	765	-	-	-	-	-
Banks and Finance Houses	-	-	-	-	-	-	-
V.Real Persons Current Deposits-FC	99.615	-	-	-	-	-	-
VI. Real Persons Profit Sharing Accounts-FC	-	337.898	84.717	19.671	-	13.142	10.360
VII. Other Current Accounts-FC	124.339	-	-	-	-	-	-
Residents in Turkey	114.492	-	-	-	-	-	-
Commercial Residents in Abroad	7.132	-	-	-	-	-	-
Banks and Finance Houses	2.715	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	151	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	2.564	-	-	-	-	-	-
Other	-	-	-	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.1. Information on Maturity Structure of Deposits (Current Period) (Cont'd):

	Demand	Up to 1 Month	1-3 Month	3-6 Month	6 -9 Month	9 Month - 1 year	1 Year and Over
VIII.Profit Sharing Accounts- FC	-	103.695	23.078	595	-	765	5
Public Sector	-	-	-	-	-	-	-
Commercial Sector	-	95.805	23.072	595	-	765	3
Other Institutions	-	3.921	6	-	-	-	-
Commercial and Other Institutions	-	3.969	-	-	-	-	2
Banks and Finance Houses	-	-	-	-	-	-	-
IX.Precious Metal Deposits	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	541.479	1.256.738	231.564	64.817	-	77.448	36.299

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.2. Information on Maturity Structure of Deposits (Prior Period)

	Demand	Up to 1 Month	1-3 Month	3-6 Month	6 -9 Month	9 Month- 1 year	1 Year and Over
I. Real Persons Current Deposits-TRY	94.743	-	-	-	-	-	-
II. Real Persons Profit Sharing Accounts-TRY	-	564.266	110.192	43.845	-	48.286	25.344
III. Other Current Accounts-TRY	208.008	-	-	-	-	-	-
Public Sector	33.592	-	-	-	-	-	-
Commercial Sector	161.993	-	-	-	-	-	-
Other Institutions	10.316	-	-	-	-	-	-
Commercial and Other Institutions	49	-	-	-	-	-	-
Banks and Finance Houses	2.058	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	2	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	2.056	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	156.429	23.021	330	-	273	1.522
Public Sector	-	4	570	-	-	-	-
Commercial Sector	-	145.743	22.448	263	-	271	1.522
Other Institutions	-	9.924	3	67	-	2	-
Commercial and Other Institutions	-	758	-	-	-	-	-
Banks and Finance Houses	-	-	-	-	-	-	-
V.Real Persons Current Deposits-FC	118.752	-	-	-	-	-	-
VI. Real Persons Profit Sharing Accounts-FC	-	304.110	84.742	17.353	-	40.627	10.299
VII. Other Current Accounts-FC	144.960	-	-	-	-	-	-
Residents in Turkey	132.989	-	-	-	-	-	-
Commercial Residents in Abroad	8.580	-	-	-	-	-	-
Banks and Finance Houses	3.391	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	76	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	3.315	-	-	-	-	-	-
Other	-	-	-	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.2. Information on Maturity Structure of Deposits (Prior Period) (Cont'd):

	Demand	Up to 1 Month	1-3 Month	3-6 Month	6 -9 Month	9 Month- 1 year	1 Year and Over
VIII.Profit Sharing Accounts- FC	-	84.282	18.564	333	-	16.512	11
Public Sector	-	-	-	-	-	-	-
Commercial Sector	-	79.901	17.494	333	-	13.810	8
Other Institutions	-	3.318	6	-	-	2.702	-
Commercial and Other Institutions	-	1.063	1.064	-	-	-	3
Banks and Finance Houses	-	-	-	-	-	-	-
IX.Precious Metal Deposits	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	566.463	1.109.087	236.519	61.861	-	105.698	37.176

1.3. Information on Current and Participation Accounts under The Guarantee of Saving Deposit Insurance Fund and Exceeding the Limit of Deposit Insurance Fund:

	Under the Guarantee of Saving Deposit Insurance		Exceeding the Limit of Saving Deposit	
	Current Period	Prior Period	Current Period	Prior Period
Real Persons Current and Profit Sharing Accounts that are not Subject to Commercial Activities	1.018.420	938.733	582.794	531.397
TRY Accounts	724.938	638.642	318.816	264.445
FC Accounts	293.482	300.091	263.978	266.952
Foreign Branches' Deposits Under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits Under Foreign Authorities' Insurance	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.4. Information About the Current and Profit Sharing Accounts of the Banks' Branches Abroad if Covered by Insurance in The Country of The Foreign Bank:

The head office of the Bank is in Turkey and it is under the guarantee of the insurance fund in Turkey.

1.5. Current and Profit Sharing Accounts, Which are not Under The Guarantee of Deposit Insurance Fund:

None.

2. Information Related to Funds Provided from Repurchase Agreements:

None.

3. Information on Borrowings:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Short Term	-	2.368	-	2.366
Middle and Long Term	-	10.859	-	11.686
Total	-	13.227	-	14.052

4. Information Related to Securities Issued:

4.1. Information Related to Securities Issued within the Current Period:

The Group has no securities issued as at 31 March 2006.

4.2. Information Related to Securities Issued within the Prior Period:

The Group has no securities issued as at 31 December 2005.

4.3. Information on Convertible Bonds:

The Group has no convertible bonds as at 31 March 2006 and 31 December 2005.

5. Information on Funds Used:

There are no funds used as at 31 March 2006 and 31 December 2005.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

6. Information on Sundry Creditors:

	Current Period	Prior Period
Amounts of Cash Guarantees Received	5.173	5.071

The amounts of the cash guarantees received are composed of guarantees taken for letter of guarantees in TRY and foreign currency, external guarantees, safe-deposit boxes, and the cash guarantees related to other transactions.

7. The Description and Amounts For Items, Which Constitute At Least 20% Of Other Liabilities If Other Liabilities Exceed 10% Of Total Assets, Excluding Off-Balance Sheet Commitments:

The other liabilities account does not exceed 10% of the total asset amount.

8. Information Related to Liabilities Arising from Finance Lesases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	2.513	2.436	1.629	1.595
1 to 4 Years	-	-	-	-
More than 4 Years	-	-	-	-
Total	2.513	2.436	1.629	1.595

9. Information on Accured Profit Share and Other Expense Accruals:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Accruals of profit share of profit sharing accounts	14.420	6.505	17.741	2.246
Accruals of profit shares of credits used	-	145	-	255
Accruals of derivative instruments	-	-	-	-
Accruals of profit share expenses	-	-	-	-
Accruals of fc differences	-	-	-	-
Other profit share and expense accruals	-	-	-	-
Total	14.420	6.650	17.741	2.501

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

10. Information Related to General Provisions And Subordinated Loans:

10.1. Information on General Provisions:

	Current Period	Prior Period
General provisions	16.156	15.051
Provisions for First Group Loans and Receivables	11.301	9.835
Provisions for Second Group Loans and Receivables	-	-
Provisions for Non Cash Loans	4.852	4.470
Others	3	746

10.2. Information on Other Provisions:

	Current Period	Prior Period
Other Provisions		
Provisions for foreign currency indexed loans (*)	3.104	7.884
Provisions for non cash loans not turned into cash	4.561	4.378
Other (**)	37.384	33.739
Total	45.049	46.001

(*)Provisions for foreign curreny indexed loans are net off in loans balance in the financial statements.
(**) The other balance comprises of TRY 31.767 Thousand of insurance technical reserves, TRY 300 Thousand of notification indemnity, TRY 607 Thousand of provision for rights of temporary workers, TRY 2.010 Thousand of provisions for credit cards and promotion of banking services and TRY 3.000 Thousand of provision for possible lossess.

10.3. Information on Provisions for Possible Risks:

The Parent Bank has recorded TRY 3.000 Thousand of provisions for possible losses in the current period.

10.4. Information on Subordinated Loans:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

11. Information on Shareholders' Equity:

11.1. Presentation of Paid-in Capital:

	Current Period	Prior Period
Common stock	120.000	120.000
Preferred stock(*)	120.000	120.000

(*) The holders of the preferred stocks have the right to vote only for election of the members of board of directors and audit committee.

11.2. Amount of Paid in Capital, Explanation About Whether the Registered Share Capital System is Used, If This System is Used the Amount of Registered Share Capital:

None.

11.3. Information on Share Capital Increases and Their Sources; Other Information on Increased Capital in Current Period:

None.

11.4. Information on Share Capital Increases from Revaluation Funds:

None.

11.5. Significant Share Capital Commitments Until the end of the Fiscal Year and the Subsequent Interim Period, the General Purpose of These Commitments and the Estimated Resources For These Capital Commitments:

None.

11.6. Explanation on Possible Effects of Uncertainties and Commitments on Capital Resources of the Group and Past Performance Indications About the Major Revenues, Profitability and Liquidity of the Group:

It is assumed that the increase in capital resources of the Group will be parallel to the prior period when comparing the major revenues, profitability and liquidity indicators of current and prior periods.

11.7. Summary Information about Preferences Given to Shares Representing the Capital:

The holders of the preferred stocks have the right to vote only for the election of the members of board of directors and the audit committee.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

12. Stock Issue Premiums, Shares and Equity Instruments:

	Current Period	Prior Period
Number of shares (Thousand)	120.000	120.000
Preferred stock (Thousand)	120.000	120.000
Common stock issue premium	-	-
Common stock cancellation profit	-	-
Other equity instruments	-	-
Total stock issued	240.000	240.000

13. Information on Shareholders Having more than 10 % Shareholding, Minority Interest or Voting Right:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Income Statement:

1. Information on Profit Share Income:

1.1. Information on Profit Share Income Received from Associates and Subsidiaries:

	Current Period	Prior Period
Profit Share Income Received from Associates and Subsidiaries	-	1.468

1.2. Information on Finance Lease Income:

	Current Period	Prior Period
Finance lease income	8.015	3.901

1.3. Information on Interest Income from Reverse Repo Transactions:

None.

2. Information on Profit Share Expenses:

2.1. Information on Profit Share Expense Given to Associates and Subsidiaries:

	Current Period	Prior Period
Profit share expenses given to associates and subsidiaries	6	255

2.2. Information on Finance Lease Expenses:

	Current Period	Prior Period
Financial Lease Expenses	93	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Income Statement (Cont'd):

2. Information on Profit Share and Interest Expenses (Cont'd):

2.3. Information on the Maturity Structure of the Profit Share Expenses to Profit Sharing Accounts:

	Profit Sharing Account						
Account Type	1 Month	3 Month	6 Month	9 Month	1 Year	More than 1 Year	Total
New Turkish Lira							
Banks and Finance House Accounts	-	-	-	-	-	-	-
Real Person Accounts	20.933	3.487	1.543	-	2.084	413	28.460
Public Sector Accounts	17	-	-	-	-	-	17
Commercial Institutions	3.304	227	-	-	-	20	3.551
Other Institutions	323	-	2	-	-	-	325
Total	24.577	3.714	1.545	-	2.084	433	32.353
Foreign Currency							
Banks and Finance House Accounts	-	-	-	-	-	-	-
Real Person Accounts	3.240	1.984	345	-	173	-	5.742
Public Sector Accounts	-	-	-	-	-	-	-
Commercial Institutions	652	418	6	-	34	-	1.110
Other Institutions	21	-	-	-	-	-	21
Precious Metal	-	-	-	-	-	-	-
Total	3.913	2.402	351	-	207	-	6.873
Grand Total	28.490	6.116	1.896	-	2.291	433	39.226

2.4. Information on Interest Expense Given to Repo Transactions:

None.

2.5. Information on Interest on Factoring Transactions:

None.

3. Information Related to Other Operating Income:

TRY 41.555 Thousand shown in the income statement as other operational income is composed of TRY 13.702 Thousand of insurance technical income, TRY 1.120 Thousand of communication income, TRY 695 Thousand of income from sales of assets, TRY 21.909 Thousand of income from cancellation of specific provisions for loans in the prior periods and TRY 4.029 Thousand of other non-interest income.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Income Statement (Cont'd):

4. Provision Expenses Related to Loans and Other Receivables of The Group:

	Current Period	Prior Period
Specific provisions for loans and other receivables	30.221	9.001
III. Group	380	388
IV. Group	1.213	1.114
V. Group	28.628	7.499
Doubtful commission, fee and other receivables	-	-
General provision expenses	1.020	671
Provision expenses for possible losses	3.000	-
Provision for value decrease in foreign currency indexed loans	-	-
Marketable securities impairment expenses	-	-
Trading securities	-	-
Investment securities available for sale	-	-
Impairment provisions	-	-
Investment and Associates	-	-
Subsidiaries	-	-
Joint ventures	-	-
Investment securities held to maturity	-	-
Other(*)	2.990	-
Total	37.231	9.672

(*)As of 31 March 2006, TRY 916 Thousand of the specific provision expense for non-cash loans not turned into cash; TRY 122 Thousand of retirement pay provision and TRY 1.279 Thousand of impairment loss for fixed asset are also included in the other account.

5. Income and Expenses from Associates and Subsidiaries:

5.1. Income and Expenses from Associates and Subsidiaries:

None.

5.2. Profit/(Loss) on Minority Rights:

	Current Period	Prior Period
Profit/loss on minority rights	228	-

5.3. Profit or Loss from Associates Accounted for Under the Equity Method:

None.

5.4. Income or Expenses Arising from Transaction with the Parent Bank's own Risk Group:

The income and expense arising from the transactions with the Parent Bank's own risk group is presented in section five "VI. Information and Disclosures Related to Group's Risk Group".

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Income Statement (Cont'd):

6. Explanations for Tax Provisions:

6.1. Calculated Current Tax Charge/(Credit) and Deferred Tax Charge/(Credit):

Calculated tax charge is TRY 9.951 Thousand and deferred tax charge is TRY 1.385 Thousand.

6.2. Deferred Tax Charge/(Credit) Arising from Temporary Differences:

In accordance with the RAP Communiqué Number 18 published on 12 August 2004 which is effective from 1 July 2004 together with the circular of BRSA numbered BDDK.DZM.2/13/1-a-3, dated 8 December 2004, deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized, except for general loan loss provisions, to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.As of 31 March 2006, the group has calculated TRY 19,571 Thousand of net deferred tax asset for all deductible temporary differences other than the general loan reserves and free provisions and accounted it in the deferred tax asset item of the balance sheet. TRY 20,144 Thousand of the deferred tax asset is related to the adjustment on the leasing receivables.

6.3. Deferred Tax Charge/(Credit) Recognized on Temporary Differences, Tax Losses, Tax Deductions and Exemptions :

The deferred tax asset recognized on temporary differences as at 31 March 2006 is TRY 19.571 Thousand. There is no deferred tax asset based on tax losses, tax deductions or exemptions.

7. Information Related to Net Income/(Loss) For The Period:

7.1. Nature, Amount and Frequency of Income and Expenses Arising from Ordinary Banking Activities, If Required for Understanding the Performance of the Group in the Current Period:

The profit share income is TRY 94.208 Thousand and the profit share expense is TRY 39.548 Thousand from ordinary banking activities.

7.2. The Effect of the Change in Accounting Estimates to the Profit/Loss; Including the Effects to the Future Period, If Any:

None.

8. Nature and Amount of Changes in Accounting Estimates, which Materially Affect the Current Period and are Expected to Affect the Following Periods:

None.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items:

1. Information Related to Contingent Liabilities:

1.1. Explanation Related to all the Matters Explained below Separately from Other Contingent Liabilities:

1.1.1. Contingent Liabilities Arising from Joint Ventures and Share in Contingent Liabilities Together with Other Ventures:

None.

1.1.2. Share in Contingent Liabilities of Joint Ventures:

None.

1.1.3. Group's Contingent Liabilities Arising from Its Responsibility Due to the Liabilities of Other Ventures in Joint Ventures

None.

1.2. Accounting for Contingent Assets and Liabilities, Disclosure in the Financial Statements and Possibility of Realization of Contingent Liabilities:

1.2.1. Contingent Assets, If the Probability of the Occurrence is Virtually Certain, are Accounted for, but If the Probability of the Occurrence is High, are Disclosed in the Notes.

None.

1.2.2. For Contingent Liabilities, If the Probability of the Occurrence is High and the Liability can be Reliably Measured, a Provision is Booked for This Liability, but If It can not be Measured Reliably, This Liability is Disclosed in the Notes to the Financial Statements. In Addition, If the Probability of the Occurrence of the Contingent Liability is Low or no Probability, It is Disclosed in the Notes.

i. Estimations for the financial effects of contingent assets and liabilities:

None.

ii. Expected realization date of contingent gains or losses:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items (Cont'd):

2. Information Related to Off-Balance Sheet Items:

2.1. Types and Amounts of Irrevocable Loan Commitments:

	Current Period	Prior Period
Asset purchase commitments	-	-
Loan granting commitments	-	-
Commitments for credit card expenditure limits	597.912	232.148
Payment commitments for checks	266.459	251.256
Other irrevocable commitments	-	2.036
Total	864.371	485.440

2.2. The Nature and Amount of Probable Losses and Obligations Arising from Off-Balance Sheet Items:

2.2.1. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

	Current Period	Prior Period
Guarantees	3.332.110	3.271.537
Acceptances	84.150	70.820
Letter of Credits	609.999	530.818
Other Guarantees	37.648	39.236
Total	4.063.907	3.912.411

2.2.2. Long Standing Guarantees, Temporary Guarantees, Sureties and Similar Transactions:

	Current Period	Prior Period
Long standing guarantees	2.328.192	2.157.586
Temporary guarantees	688.711	756.818
Sureties and similar transactions	315.207	357.133
Total	3.332.110	3.271.537

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items (Cont'd):

3. Information on Non-Cash Credits and Commitments:

3.1 Total Amount of Non-Cash Loans:

	Current Period	Prior Period
Guarantees given against cash loans	-	-
With maturity of 1 year or less	-	-
With maturity of more than 1 year	-	-
Other non-cash loans	4.063.907	3.912.411
Total	4.063.907	3.912.411

The reason of the material increase in the balance of pledged securities in the current period is recognition of promissory notes under the account of guarantee notes and recognition of the general loan agreements under the account of other pledged items in the accounting system of the Parent Bank starting from 18 January 2006.

3.2. Restrictions on Fixed Assets such as Lien and Mortgages, Capital Expenditures and Commitments for Fixed Asset Acquisitions:

None.

4. Brief Information Related to Rating Carried Out By International Rating Firms:

Summary (The information is obtained from Fitch Ratings Report dated 17 June 2005)

Foreign Currency	**Note**
Long Term	(B-) stable
Short Term	(B)
New Turkish Lira	
Long Term	(B-) stable
Short Term	(B)
National	BBB stable

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(Cont'd)

V. Information and Disclosures Related to Statement of Cash Flows:

1. Cash and Cash Equivalents at the Beginning of the Period:

	01.01.2006	01.01.2005
Cash	128.007	91.806
Cash in FC and TRY	31.274	27.336
Balances with the Central Bank of Turkey	96.494	64.450
Other	239	20
Cash Equivalents	-	-
Receivables from Interbank Market	-	-
Total Cash and Cash Equivalents	128.007	91.806

2. Cash and Cash Equivalents at the End of the Period:

	31.03.2006	31.03.2005
Cash	102.021	54.401
Cash in FC and TRY	23.974	22.872
Balances with the Central Bank of Turkey	77.863	31.439
Other	184	90
Cash Equivalents	-	
Receivables from Interbank Market	-	
Total Cash and Cash Equivalents	102.021	54.401

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VI. Information and Disclosure Related to Group's Risk Group:

1. Volume of Group's Risk Group Transactions, Income and Expense Amounts Involved and Outstanding Loan and Deposit Balances:

1.1. Current Period (31.03.2006):

Group's Risk Group (*)	Subsidiaries and associates		Direct and Indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at Beginning of Period	7.851	8	-	-	37.297	158
Balance at end of Period	7.876	8	-	-	37.042	158
Interest and Commission Income	-	-	-	-	-	-

(*) Defined in the 25th article of Regulation on Corporation and Operations of Finance House
*(** Since no shareholder has more than 10% or more shares, loans and other receivables from shareholders' balances are not included.*

1.2. Prior Period (31.12.2005):

Group's Risk Group (*)	Subsidiaries and associates		Direct and Indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at Beginning of Period	31.875	270	-	-	40.526	7
Balance at end of Period	7.851	8	-	-	37.297	158
Interest and Commission Income	529	-	-	-	-	-

(*) Defined in the 25th article of Regulation on Corporation and Operations of Finance House
(**)Since no shareholder has more than 10% or more shares, loans and other receivables from shareholders' balances are not included.

1.3. Information on Group's Risk Group Deposits Balances:

Group's Risk Group (*)	Subsidiaries and associates		Direct and indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Current period	Prior period	Current period	Prior period	Current period	Prior period
Current and Profit Sharing Accounts						
Balance at the beginning of Period	247	4.517	-	-	-	148
Balance at the end of Period	525	247	-	-	33	-
Profit Share Expense	6	1	-	-	-	-

(*) Defined in the 2nd paragraph of 25th article of Regulation on Corporation and Operations of Finance House
(**)Since no shareholder has more than 10% or more shares, loan and other receivables from shareholders' balances are not included.

1.4. Information on Forward and Option Agreements and Other Similar Agreements Made with Related Parties:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VI. Information and Disclosure Related to Group's Risk Group (Cont'd):

2. Information About the Risk Group of the Group

2.1. Regardless of the Existence of Any Transactions Between the Parties, Bank's Relations with the Bank's Own Risk Group and With The Entities Controlled by the Bank:

The Group serves all kinds of banking and insurance services to the entities in its own risk group.

2.2. In Addition to the Relations, Types of the Transactions, Their Amount and Their Share in Total Volume, the Amounts of Major Balances and Their Proportion in the Total, Pricing Policy and Other Issues:

The Group has relations with the entities in its own risk group in an arm's length transactions.

2.3. Except for the Instances that Require Separate Explanations About Their Effects in the Financial Statements, Information for Similar Transactions:

None.

2.4. Transactions Accounted for under the Equity Method:

For Asyafin İnşaat Sanayi A.Ş., subsidiary of Group, TRY 4.829 Thousand value decrease provision was allocated in the prior period under equity method , TRY 74 Thousand of this amount is cancelled in the current period and TRY 21.353 Thousand is presented under non-financial subsidaries.

2.5. Trading of Property and Other Assets, Services Performed, Agency Agreements, Leasing Contracts, Transferring the Know-How, Licensing Dealings, Financing (Including Loans and Cash Capital and Capital in Kind Contributions), Guarantees, Commitments and Management Agreements:

The Bank has an agent agreement with its financial subsidiary Işık Sigorta A.Ş. Other relations and transaction balances of companies in the Bank's own risk group are given in the first paragraph "VI. Information and Disclosure Related to Group's Risk Group".

The Bank has no trading of property and other asset transactions, services performed, agency agreements, leasing contracts, transferring know-how, licence and management agreements with its own risk group as at 31 March 2006.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VII. Information and Disclosures Related to Inflation Accounting:

1. Explanation Related to the Adjustments Made in the Accompanying Financial Statements to Compensate for the Effect of Changes in the General Purchasing Power of Turkish Lira as of the Balance Sheet Date:

BRSA issued a circular on 28 April 2005 numbered 2 by examining main indicators of a hyperinflationary period. As a result of this examination, BRSA's stated that the indicators confirming the existence of a hyperinflationary economy ceased to exist. As a result, inflation accounting will not be applied as per the BRSA' decision number 1623 dated 21 April 2005 commencing from 1 January 2005. Detailed explanation related to this subject is provided in the "Information and Disclosures Related with Accounting Policy Presentation Basis" section above.

2. Explanation Related with the Cost Basis Applied Before the Financial Statements are Adjusted for Inflation:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

3. Explanation About Conversion Factors Used to Restate the Accompanying Financial Statements, and the Wholesale Price Index Used to Restate the Financial Statements and the Level of the Index as at the Balance Sheet Date and Movements in the Last Two Years:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

4. Adjustments to Non-Monetary Items:

The inflation accounting is not applied after 1 January 2005 as stated in the article numbered VII-1.

5. Explanation Related With the Useful Lives, Depreciation Calculations Made According to the Related Regulations and the Restated Amounts of Depreciable Assets, Together with Explanation About the Existence of any Appraisal Reports for Determination of Fair Value of Such Assets:

The Group has recorded the adjustments of inflation accounting to its legal books starting from 1 January 2004 according to Act No: 5024 of the Tax Procedural Code. Those assets which were acquired before 1 January 2004 are amortized by using depreciation rates which were applicable in the prior periods and those which were acquired after 1 January 2004 are amortised according to their stated useful lifes.

6. Explanation Related with Legal Reserves and Paid-in-Capital That is Calculated According to The Regulations of the Turkish Commercial Code and The Bank's Articles of Association:

The nominal paid-in-capital in the Group's legal books is TRY 240.000 Thousand as of the balance sheet date. The legal reserve amount is TRY 5.613 Thousand and the extraordinary reserve is TRY 30.338 Thousand as of the balance sheet date.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VII. Information and Disclosures Related to Inflation Accounting (Cont'd):

7. Purchasing Power Gain or Loss From Monetary Items, Interest and Foreign Currency Income or Expenses Related to the Net Monetary Position Gain (Loss) From the Funds Borrowed Or Received For Items That Were Deducted From The Net Monetary Gain (Loss) and Disclosed Separately In The Income Statement:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

8. Information Whether The Prior Period Financial Statements Have Been Audited:

Consolidated financial statements of the Group for the prior year (31 December 2005) were audited by Denetim Serbest Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu) and an unqualified opinion was issued. Financial statements for 31 March 2005 were also reviewed by Denetim Serbest Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu) concluding that they are not aware of any material modifications that should be made to the financial statements of the Bank in accordance with the accounting principles and standards set out in Article 13 of the Banks Act.

9. Explanation About Retained Earnings/(Accumulated Losses) Until The Beginning of the First Period for which Financial Statements were Adjusted for Inflation for the First Time, Previous Year Income(Loss) Calculated by Deducting Inflation Adjusted Total Liabilities and Shareholders' Equity from Total Assets:

None.

10. Explanation Related with Income and Expenses that Accrued During the Period and Expenses Incurred and Income Generated Throughout the Period, or the Fact that There are no Objective Criteria which Confirm the Existence of Seasonality or Equal Distribution in the Income and Expense Transactions:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VIII. Information and Disclosures Related to Subsequent Events:

1. Information and Disclosure Related to Subsequent Events and Effects on Financial Statements:

In accordance with the General Assembly decision dated 29 December 2005, the capital of the Bank has been increased by TRY 60.000 Thousand with the initial public offering on 12 May 2006, while the rights of preference of the shareholders have been restrained accordingly. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand have been devolved to capital accounts and share premium accounts, respectively.

The Parent Bank made a total dividend payment to its shareholders amounting to TRY 20.000 Thousand on 5 April 2006 related to the prior year's profit.

2. Significant Changes in the Foreign Exchange Rates After The Balance Sheet Date Which May Affect The Users Of The Financial Statements During The Analysis Of The Financial Position and Affect The Bank's Foreign Operations:

The Bank tends to sustain a balanced policy in the foreign currency net position by means of evolution in global money markets togother with the domestic politics and macro-economic dynamics. Therefore, subsequent changes in foreign exchange rates do not have a material impact on the Bank's financial position.

SECTION SIX

OTHER EXPLANATIONS AND NOTES

I. Other Explanations Related to the Operations of the Group:

There are not any material issues or required disclosures and notes related to the operations of the Group.

SECTION SEVEN

INDEPENDENT LIMITED REVIEW REPORT

I. Explanations on the Independent Limited Review Report:

The consolidated interim financial statements of the Bank were reviewed by Denetim Serbest Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu)

The independent auditors' report is presented at the beginning of the financial statements and related notes.

II. Explanations and Notes Prepared by Independent Auditor:

None.

ASYA KATILIM BANKASI A.Ş. AND
ITS FINANCIAL SUBSIDIARY

CONSOLIDATED FINANCIAL
STATEMENTS AND NOTES
TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 JUNE 2006

(Convenience Translation of the Financial Statements and Related Disclosures and Footnotes originally issued in Turkish)

To the Board of Directors of
Asya Katılım Bankası A.Ş.
İstanbul

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY
INDEPENDENT AUDITORS' LIMITED REVIEW REPORT
FOR THE PERIOD 1 JANUARY 2006 – 30 JUNE 2006

1. We have reviewed the accompanying consolidated balance sheet of Asya Katılım Bankası A.Ş. (The "Bank") and its subsidiary (together the "Group") as at 30 June 2006 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period then ended. These financial statements are the responsibility of the Bank's management. As independent auditor, our responsibility is to present our report on these financial statements based on our review.

2. We conducted our review in accordance with the accounting rules and policies, and the accounting and auditing standards, set out in the Banking Act No: 5411 and the provisional Article 1 of this Banking Act. Those standards require that we plan and perform the review to obtain limited assurance about whether the financial statements are free of material misstatement. Since a review consists principally of applying analytical procedures to financial data, obtaining information from and making inquiries of persons responsible for financial and accounting matters, it is substantially less in scope than an audit. Accordingly, we do not express an audit opinion.

2. As of the balance sheet date, on the basis of the prevailing regulations there is a need of provision amounting to TRY 2.740 Thousand for the loans granted to the group companies by the Bank. No provision is included for these loans in the accompanying financial statements

4. As of the balance sheet date, in addition to the provisions required by the prevailing regulations, the accompanying financial statements include free provision as TRY 3.000 Thousand of which is charged to the current period income statement as an expense.

5. Based on our review, except for the possible effects of such adjustments on these financial statements set out in paragraphs 3 and 4 above, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements showing the financial position of the Group as at 30 June 2006 and the results of its operations and its cash flow for the period then ended in order to be in conformity with the accounting principles and standards set out in the article 37 of the Banks Act No: 5411 and the temporary article 1 of the Banks Act No: 5411.

DENETİM SERBEST MALİ MÜŞAVİRLİK A.Ş.

Member of **DELOITTE TOUCHE TOHMATSU**

Sibel Türker

Partner
Istanbul, 28 August 2006

Additional paragraph for the English translation:

(The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than those in Turkey. The standards, procedures and practices to audit the accompanying financial statements are those generally accepted and applied in Turkey.)

THE CONSOLIDATED FINANCIAL REPORT OF ASYA KATILIM BANKASI A.Ş. FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2006

Headquarter of the Bank	: Altunizade Kuşbakışı Caddesi No:2 34662 Üsküdar/İSTANBUL
Phone and Facsimile Numbers of the Bank	: 0 216 554 50 00 / 0 216 554 50 50
Website of the Bank	: www.bankasya.com.tr
Electronic Mail Address to Contact	: muhasebe@bankasya.com.tr

The accompanying reporting package prepared in accordance with Communiqué 19 "Financial Statements, Explanations and Notes to the Financial Statements to be Publicly Announced" as regulated by Banking Regulation and Supervision Agency is comprised of the following sections:

- General Information about the Parent Bank and its Financial Subsidiary
- Consolidated Financial Statements of the Parent Bank
- Explanations on Accounting Policies Applied in the Related Period
- Information on the Financial Structure of the Group
- Disclosures and Footnotes on the Consolidated Interim Financial Statements
- Other Explanations and Footnotes
- Explanations on Independent Auditors' Review Report

The subsidiaries, whose financial statements as of 30 June 2006 are consolidated within the framework of this reporting package, are as follows:

Subsidiaries:

1) Işık Sigorta A.Ş.

The consolidated interim financial statements and the explanatory footnotes and disclosures, have been independently reviewed and presented below in accordance with the Regulation on Accounting Practice, related communiqués and in compliance with the Bank's financial records. Unless otherwise indicated, the accompanying consolidated financial statements are presented in Thousands of New Turkish Lira.

28 August 2006

Tahsin TEKOĞLU	Cemil ÖZDEMİR	M. Şevki KAVURMACI
Chairman of Board of Directors	Member of Audit Committee	Member of Audit Committee
Ünal KABACA	Yusuf İzzettin İMRE	Kamil YILMAZ
General Manager	Assistant General Manager	Accounting, Budget and Financial Controlling Manager

Authorized contact person for questions regarding this financial report:
Name-Surname / Title: Serhat KELEŞ / Accounting, Budget and Financial Controlling Assistant Manager
Tel No: 0 216 554 54 55
Fax No: 0 216 554 50 24

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD 1 JANUARY- 30 JUNE 2006

INDEX **PAGE**

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION ONE

GENERAL INFORMATION

I. Services and Operating Areas of The Parent Bank and Its Subsidiary

Parent Bank

Incorporation of the Bank is permitted with the decision of the Council of Ministers No. 96/8041 on 11 April 1996 as published in the Official Gazette dated 25 April 1996. The Bank was registered on 20 September 1996 and "The Articles of Association" was published in the Trade Registry Gazette on 25 September 1996. The Decision regarding the change in the title of the Bank was settled in the Extraordinary General Board of Directors' meeting dated 22 December 2005 and the title was changed from Asya Finans Kurumu A.Ş. into Asya Katılım Bankası A.Ş. and it was published in the Trade Registry Gazette on 26 December 2005.

The Bank operates in accordance with the principles of interest-free banking as a participation bank, by collecting funds through current accounts and profit sharing accounts and lending such funds through production support, finance lease and profit/loss sharing partnership. The Bank has two ways of collecting funds; current accounts and profit sharing accounts. The Bank classifies current accounts and profit sharing accounts in accordance with their maturities in its accounting system. Profit sharing accounts are categorized into six different maturity groups; one month, three months, six months, nine months, one year and more than one year.

The Bank shall lend the funds collected through the current accounts to the extent that the amount lent through profit/loss sharing partnerships after deduction of the required legal charges shall not exceed 20% of the total amount and the maturity of the lending shall not be longer than 6 months.

The Bank could determine the participation rates on profit/loss sharing accounts with respect to the maturity group of TRY and foreign currency accounts, separately under the limitation that the participation rate on loss shall not be less than 50 %, for different maturity groups and TRY and foreign currency accounts specifically.

The Bank constitutes specific fund pools, allocated to the individually predetermined projects for financing purposes. The profit sharing accounts which are part of the funds collected for project financing purpose are distinguished from others with respect of the terms, accounted separately from the others and it is not allowed to make any transfers from these accounts to any other maturity groups.

The financing period and the individual projects which shall be financed through such specific fund pools are usually predetermined.

Işık Sigorta A.Ş.

Işık Sigorta A.Ş.(The Company) was established in 1995 in İstanbul and operates in various insurance and reinsurance sectors excluding life insurance.

The Company is registered in Turkey, and it's headquarter is located in Fevzi Çakmak Cad. Doğan Sok. No:8 Işık Plaza Gülsuyu 81560 Maltepe Istanbul.

The Company has district and liaison offices. As of 30 June 2006, the Company has 140 personnel and 316 agencies.

II. Information About The Group of The Parent Bank and Its Subsidiary

Neither the Parent Bank nor its subsidiary is a member of any group.

SECTION TWO

CONSOLIDATED FINANCIAL STATEMENTS

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET

ASSETS	Disc.	THOUSAND NEW TURKISH LIRA CURRENT PERIOD Reviewed (30/06/2006)			THOUSAND NEW TURKISH LIRA PRIOR PERIOD Audited (31/12/2005)		
		TRY	FC	TOTAL	TRY	FC	TOTAL
I. CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY	(V.I.1)	**111.324**	**14.466**	**125.790**	**115.015**	**12.992**	**128.007**
1.1.Cash		15.643	-	15.643	18.564	-	18.564
1.2.Cash in foreign currencies		-	13.757	13.757	-	12.710	12.710
1.3.Balances with the Central Bank of Turkey		95.445	709	96.154	96.212	282	96.494
1.4.Other		236	-	236	239	-	239
II. TRADING SECURITIES (Net)	(V.I.2)	-	-	-	-	-	-
2.1. Share certificates		-	-	-	-	-	-
2.2.Other marketable securities		-	-	-	-	-	-
III. BANKS AND OTHER FINANCIAL INSTITUTIONS		**318.824**	**81.805**	**400.629**	**153.606**	**17.345**	**170.951**
3.1.Due from banks and finance houses		318.824	81.805	400.629	153.606	17.345	170.951
3.1.1.Domestic banks and finance houses		18.824	14.989	33.813	23.606	11.247	34.853
3.1.2.Foreign banks and finance houses		300.000	66.816	366.816	130.000	6.098	136.098
3.1.3.Branches and offices abroad		-	-	-	-	-	-
IV. MONEY MARKET TRANSACTIONS		-	-	-	-	-	-
V. SECURITIES AVAILABLE FOR SALE (Net)	(V.I.3)	**69**	-	**69**	**93**	-	**93**
5.1.Share certificates		69	-	69	93	-	93
5.2.Other marketable securities		-	-	-	-	-	-
VI. LOANS	(V.I.4)	**2.113.859**	**105.914**	**2.219.773**	**1.611.111**	**141.190**	**1.752.301**
6.1.Short term		1.334.978	86.071	1.421.049	1.210.644	122.773	1.333.417
6.2.Medium and long term		728.483	19.843	748.326	368.443	17.867	386.310
6.3.Loans under follow-up		133.694	281	133.975	109.840	808	110.648
6.4.Specific provisions (-)		(83.296)	(281)	(83.577)	(77.816)	(258)	(78.074)
VII. INVESTMENT SECURITIES HELD TO MATURITY (Net)	(V.I.5)	-	-	-	-	-	-
VIII. UNCONSOLIDATED INVESTMENTS IN ASSOCIATES (Net)	(V.I.6)	-	-	-	-	-	-
8.1.Financial investments and associates		-	-	-	-	-	-
8.2.Non-Financial investments and associates		-	-	-	-	-	-
IX. UNCONSOLIDATED INVESTMENTS IN SUBSIDIARIES (Net)	(V.I.7)	**51.731**	-	**51.731**	**29.370**	-	**29.370**
9.1.Financial subsidiaries		34	-	34	34	-	34
9.2.Non-Financial subsidiaries		51.697	-	51.697	29.336	-	29.336
X. UNCONSOLIDATED OTHER INVESTMENTS (Net)	(V.I.8)	-	-	-	-	-	-
XI. FINANCE LEASE RECEIVABLES (Net)	(V.I.9)	**68.037**	**269.977**	**338.014**	**58.937**	**235.177**	**294.114**
11.1.Gross finance lease receivables		85.162	306.714	391.876	75.468	265.896	341.364
11.2.Unearned income (-)		(17.125)	(36.737)	(53.862)	(16.531)	(30.719)	(47.250)
11.3 Operating lease receivables		-	-	-	-	-	-
XII. RESERVE DEPOSITS		-	**108.142**	**108.142**	-	**91.690**	**91.690**
XIII. SUNDRY DEBTORS		**33.670**	**1.135**	**34.805**	**27.851**	**956**	**28.807**
XIV. ACCRUED PROFIT SHARE AND INCOME RECEIVABLE	(V.I.10)	**101.999**	**7.442**	**109.441**	**35.947**	**11.176**	**47.123**
14.1.Loans		98.637	6.900	105.537	33.336	10.771	44.107
14.2.Marketable securities		-	-	-	-	-	-
14.3.Other		3.362	542	3.904	2.611	405	3.016
XV. PROPERTY AND EQUIPMENT (Net)		**44.270**	-	**44.270**	**35.411**	-	**35.411**
15.1.Book value		77.688	-	77.688	64.612	-	64.612
15.2.Accumulated Depreciation (-)		(33.418)	-	(33.418)	(29.201)	-	(29.201)
XVI. INTANGIBLE ASSETS (Net)		**4.797**	-	**4.797**	**5.059**	-	**5.059**
16.1.Goodwill		4.111	-	4.111	4.111	-	4.111
16.2.Other		4.162	-	4.162	3.690	-	3.690
16.3.Accumulated Amortisation (-)		(3.476)	-	(3.476)	(2.742)	-	(2.742)
XVII. DEFERRED TAX ASSET	(V.I.11)	**8.408**	-	**8.408**	**20.955**	-	**20.955**
XVIII. OTHER ASSETS	(V.I.12)	**38.837**	**10**	**38.847**	**33.248**	**1**	**33.249**
TOTAL ASSETS		**2.895.825**	**588.891**	**3.484.716**	**2.126.603**	**510.527**	**2.637.130**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET							
		THOUSAND NEW TURKISH LIRA			THOUSAND NEW TURKISH LIRA		
		CURRENT PERIOD Reviewed (30/06/2006)			PRIOR PERIOD Audited (31/12/2005)		
LIABILITIES	Disc.	TRY	FC	TOTAL	TRY	FC	TOTAL
I. FUNDS COLLECTED	(V.II.1)	**1.657.120**	**964.476**	**2.621.596**	**1.276.259**	**840.545**	**2.116.804**
1.1.Current Accounts		353.452	273.462	626.914	302.751	263.712	566.463
1.2.Profit Sharing Accounts		1.303.668	691.014	1.994.682	973.508	576.833	1.550.341
II. INTERBANK MONEY MARKET	(V.II.2)	-	-	-	-	-	-
III. FUNDS BORROWED	(V.II.3)	-	**20.592**	**20.592**	-	**14.052**	**14.052**
3.1.Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2.Other funds borrowed		-	20.592	20.592	-	14.052	14.052
3.2.1.Domestic banks and institutions		-	-	-	-	-	-
3.2.2.Foreign banks, institutions and funds		-	20.592	20.592	-	14.052	14.052
IV. MARKETABLE SECURITIES ISSUED (Net)	(V.II.4)	-	-	-	-	-	-
V. SUNDRY CREDITORS	(V.II.6)	**88.714**	**8.163**	**96.877**	**66.657**	**7.680**	**74.337**
VI. OTHER LIABILITIES	(V.II.7)	**89.264**	**5.558**	**94.822**	**34.708**	**12.087**	**46.795**
VII. TAXES AND OTHER DUES PAYABLE		**8.543**	**5**	**8.548**	**8.218**	**4**	**8.222**
VIII. FINANCE LEASE PAYABLES (Net)	(V.II.8)	**1.084**	**2.098**	**3.182**	-	**1.595**	**1.595**
8.1.Finance Lease Payables		1.160	2.129	3.289	-	1.629	1.629
8.2.Deferred finance lease expenses (-)		(76)	(31)	(107)	-	(34)	(34)
IX. ACCRUED PROFIT SHARE AND EXPENSES PAYABLE	(V.II.9)	**15.558**	**5.076**	**20.634**	**17.741**	**2.501**	**20.242**
9.1.Profit Sharing Accounts		15.558	4.727	20.285	17.741	2.246	19.987
9.2.Borrowings		-	349	349	-	255	255
9.3.Other		-		-	-	-	-
X. PROVISIONS	(V.II.10)	**75.411**	**3.700**	**79.111**	**53.286**	**2.845**	**56.131**
10.1.General provisions		16.373	3.700	20.073	12.206	2.845	15.051
10.2.Reserve for employee termination benefits		446	-	446	745	-	745
10.3.Provisions for income taxes		12.023	-	12.023	2.218	-	2.218
10.4.Other provisions		46.569	-	46.569	38.117	-	38.117
XI. SUBORDINATED LOANS		-	-	-	-	-	-
XII. DEFERRED TAX LIABILITY		-	-	-	-	-	-
XIII.MINORITY INTEREST		**5.239**	-	**5.239**	**5.228**	-	**5.228**
XIV. SHAREHOLDERS' EQUITY	(V.II.11)	**534.115**	-	**534.115**	**293.724**	-	**293.724**
14.1.Paid-in capital		300.000	-	300.000	240.000	-	240.000
14.2.Supplementary capital		150.000	-	150.000	-	-	-
14.2.1.Share premium	(V.II.12)	150.000	-	150.000	-	-	-
14.2.2.Share cancellation profits		-	-	-	-	-	-
14.2.3.Marketable securities value increase fund		-	-	-	-	-	-
14.2.4.Revaluation fund		-	-	-	-	-	-
14.2.5.Value increase in revaluation fund		-	-	-	-	-	-
14.2.6.Other capital reserves		-	-	-	-	-	-
14.2.7.Inflation Adjustment to paid-in capital		-	-	-	-	-	-
14.3.Profit reserves		38.570	-	38.570	35.931	-	35.931
14.3.1.Legal reserves		7.545	-	7.545	5.593	-	5.593
14.3.2.Status reserves		-	-	-	-	-	-
14.3.3.Extraordinary reserves		31.025	-	31.025	30.338	-	30.338
14.3.4.Other profit reserves		-	-	-	-	-	-
14.4. Profit or loss		45.545	-	45.545	17.793	-	17.793
14.4.1.Prior periods profit/loss		(4.857)	-	(4.857)	(72.408)	-	(72.408)
14.4.1.1. Group Share		(4.495)	-	(4.495)	(72.142)	-	(72.142)
14.4.1.2. Minority Share		(362)	-	(362)	(266)	-	(266)
14.4.2.Current year profit/loss		50.402	-	50.402	90.201	-	90.201
14.4.2.1. Group Share		50.315	-	50.315	90.286	-	90.286
14.4.2.2. Minority Share		87	-	87	(85)	-	(85)
TOTAL LIABILITIES		**2.475.048**	**1.009.668**	**3.484.716**	**1.755.821**	**881.309**	**2.637.130**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED OFF BALANCE SHEET COMMITMENTS

		THOUSAND NEW TURKISH LIRA			THOUSAND NEW TURKISH LIRA		
		CURRENT PERIOD Reviewed (30/06/2006)			PRIOR PERIOD Audited (31/12/2005)		
	Disc.	TRY	FC	TOTAL	TRY	FC	TOTAL
A. OFF BALANCE SHEET COMMITMENTS (I+II+III)		**3.376.636**	**2.560.760**	**5.937.396**	**2.658.056**	**1.739.795**	**4.397.851**
I. GUARANTEES AND WARRANTIES	(V.IV.2-3)	**2.719.243**	**2.560.760**	**5.280.003**	**2.172.616**	**1.739.795**	**3.912.411**
1.1.Letters of guarantee		2.707.734	1.557.793	4.265.527	2.149.017	1.122.520	3.271.537
1.1.1.Guarantees subject to State Tender Law		-	-	-	-	-	-
1.1.2.Guarantees given for foreign trade operations		-	-	-	-	-	-
1.1.3.Other letters of guarantee		2.707.734	1.557.793	4.265.527	2.149.017	1.122.520	3.271.537
1.2.Bank acceptances		-	131.064	131.064	-	70.820	70.820
1.2.1.Import letter of acceptance		-	131.064	131.064	-	70.820	70.820
1.2.2.Other bank acceptances		-	-	-	-	-	-
1.3.Letters of credit		-	848.759	848.759	-	530.818	530.818
1.3.1.Documentary letters of credit		-	-	-	-	-	-
1.3.2.Other letters of credit		-	848.759	848.759	-	530.818	530.818
1.4.Prefinancing given as guarantee		-	-	-	-	-	-
1.5.Endorsements		-	-	-	-	-	-
1.5.1.Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.Other endorsements		-	-	-	-	-	-
1.7.Other guarantees		11.509	23.144	34.653	23.599	15.637	39.236
1.7.Other sureties		-	-	-	-	-	-
II. COMMITMENTS	(V.IV.2)	**657.393**	-	**657.393**	**485.440**	-	**485.440**
2.1.Irrevocable commitments		657.393	-	657.393	485.440	-	485.440
2.1.1.Asset purchase commitments		-	-	-	-	-	-
2.1.2.Share capital commitment to associates and subsidiaries		-	-	-	-	-	-
2.1.3.Loan granting commitments		-	-	-	-	-	-
2.1.4.Securities underwriting commitments		-	-	-	-	-	-
2.1.5.Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.6.Payment commitments for checks		283.160	-	283.160	251.256	-	251.256
2.1.7.Tax and fund liabilities from export commitments		-	-	-	-	-	-
2.1.8.Commitments for credit card expenditure limits		374.233	-	374.233	232.148	-	232.148
2.1.9.Receivables from short sale commitments		-	-	-		-	-
2.1.10.Payables for short sale commitments		-	-	-	-	-	-
2.1.11.Other irrevocable commitments		-	-	-	2.036	-	2.036
2.2.Revocable commitments		-	-	-	-	-	-
2.2.1.Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.Other revocable commitments		-	-	-	-	-	-
III. DERIVATIVE FINANCIAL INSTRUMENTS		-	-	-	-	-	-
3.1.Forward foreign currency buy/sell transactions		-	-	-	-	-	-
3.1.1.Forward foreign currency transactions-buy		-	-	-	-	-	-
3.1.2.Forward foreign currency transactions-sell		-	-	-	-	-	-
3.1.3.Other forward buy/sell transactions		-	-	-	-	-	-
3.2.Other		-	-	-	-	-	-
B. CUSTODY AND PLEDGED SECURITIES (IV+V+VI)		**28.466.862**	**24.225.023**	**52.691.885**	**5.393.977**	**1.012.454**	**6.406.431**
IV. ITEMS HELD IN CUSTODY		**972.348**	**689.774**	**1.662.122**	**830.998**	**395.016**	**1.226.014**
4.1.Assets under management		-	-	-	-	-	-
4.2.Investment securities held in custody		-	-	-	-	-	-
4.3.Checks received for collection		874.447	181.189	1.055.636	670.849	99.030	769.879
4.4.Commercial notes received for collection		97.899	82.898	180.797	160.148	98.491	258.639
4.5.Other assets received for collection		-	425.687	425.687	-	197.495	197.495
4.6.Assets received for public offering		-	-	-	-	-	-
4.7.Other items under custody		2	-	2	1	-	1
4.8.Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**27.494.514**	**23.535.249**	**51.029.763**	**4.562.979**	**617.438**	**5.180.417**
5.1.Marketable securities		73.665	133.607	207.272	-	-	-
5.2.Guarantee notes		10.042.156	8.933.883	18.976.039	251	5	256
5.3.Commodity		224.266	62.545	286.811	-	-	-
5.4.Warranty		-	-	-	-	-	-
5.5.Mortgages		3.539.641	764.496	4.304.137	2.739.592	536.588	3.276.180
5.6.Other pledged items		13.614.786	13.640.718	27.255.504	1.823.136	80.845	1.903.981
5.7.Pledged items-depository		-	-	-	-	-	-
VI. ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES		-	-	-	-	-	-
TOTAL OFF BALANCE SHEET COMMITMENTS (A+B)		**31.843.498**	**26.785.783**	**58.629.281**	**8.052.033**	**2.752.249**	**10.804.282**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş.
CONSOLIDATED INCOME STATEMENT

INCOME STATEMENT	Dipnot	THOUSAND NEW TURKISH LIRA Reviewed CURRENT PERIOD (01/01/2006 - 30/06/2006)	THOUSAND NEW TURKISH LIRA Reviewed PRIOR PERIOD (01/01/2005 - 30/06/2005)	THOUSAND NEW TURKISH LIRA Reviewed CURRENT PERIOD (01/04/2006 - 30/06/2006)	THOUSAND NEW TURKISH LIRA Reviewed PRIOR PERIOD (01/04/2005 - 30/06/2005)
I. PROFIT SHARE INCOME	(V.III.1)	199.888	140.980	105.600	73.360
1.1 Profit share on loans		166.569	125.328	85.048	64.182
1.1.1 Profit share on TRY loans		151.918	103.925	79.954	51.670
1.1.1.1 Short term loans		109.698	88.199	54.934	43.401
1.1.1.2 Medium and long term loans		42.220	15.726	25.020	8.269
1.1.2 Profit share on foreign currency loans		5.472	20.015	2.974	11.368
1.1.2.1 Short term loans		4.709	17.815	2.244	9.900
1.1.2.2 Medium and long term loans		763	2.200	730	1.468
1.1.3 Profit share on loans under follow-up		9.179	1.388	2.120	1.144
1.2 Income received from reserve deposits		5.473	1.510	2.981	1.761
1.3 Income received from banks and finance houses		10.293	1.450	8.113	2.706
1.3.1 The Central Bank of Turkey		-	-	-	-
1.3.2 Domestic banks and finance houses		317	-	162	-
1.3.3 Foreign banks and finance houses		9.976	1.450	7.951	2.706
1.4 Income received from money market transactions		-	-	-	-
1.5 Income received from marketable securities portfolio		-	-	-	-
1.5.1 Trading securities		-	-	-	-
1.5.2 Available-for-sale securities		-	-	-	-
1.5.3 Held to maturity securities		-	-	-	-
1.6 Finance lease income		17.471	8.620	9.458	4.719
1.7 Other profit share income		-	-	-	-
II. PROFIT SHARE EXPENSE	(V.III.2)	(85.672)	(75.469)	(46.124)	(39.015)
2.1 Expense on profit sharing accounts		(84.616)	(75.325)	(45.390)	(38.871)
2.1.1 Expense on TRY profit sharing account		(70.157)	(59.455)	(37.804)	(30.307)
2.1.1.1 Banks and finance houses		-	-	-	-
2.1.1.2 Real persons		(60.715)	(42.425)	(32.275)	(21.394)
2.1.1.3 Public institutions		(17)	(4.164)	-	(767)
2.1.1.4 Commercial institutions		(9.000)	(12.369)	(5.529)	(7.913)
2.1.1.5 Other institutions		(325)	(497)	-	(233)
2.1.2 Expense on foreign currency profit sharing account		(14.459)	(15.870)	(7.586)	(8.564)
2.1.2.1 Banks and finance houses		-	-	-	-
2.1.2.2 Real persons		(11.533)	(12.200)	(5.791)	(6.269)
2.1.2.3 Public institutions		-	(547)	-	(183)
2.1.2.4 Commercial institutions		(2.905)	(3.076)	(1.795)	(2.092)
2.1.2.5 Other institutions		(21)	(47)	-	(20)
2.1.3 Precious metals deposits		-	-	-	-
2.2 Expense on money market transactions		-	-	-	-
2.3 Expense on funds borrowed		(667)	-	(438)	-
2.3.1 The Central Bank of Turkey		-	-	-	-
2.3.2 Domestic banks and finance houses		-	-	-	-
2.3.3 Foreign banks		(667)	-	(438)	-
2.3.4 Branches and offices abroad		-	-	-	-
2.3.5 Other financial institutions		-	-	-	-
2.4 Expense on securities issued		-	-	-	-
2.5 Other profit share expense		(389)	(144)	(296)	(144)
III. NET PROFIT SHARE INCOME (I - II)		114.136	65.439	59.476	34.353
IV. NET FEES AND COMMISSIONS INCOME		54.433	37.858	26.809	19.803
4.1 Fees and commissions received		74.159	44.782	40.504	23.749
4.1.1 Cash loans		11.277	6.849	6.575	3.708
4.1.2 Non-cash loans		39.124	23.441	21.888	12.856
4.1.3 Other		23.758	14.492	12.041	7.185
4.2 Fees and commissions paid		(19.726)	(6.924)	(13.695)	(3.946)
4.2.1 Cash loans		-	-	-	-
4.2.2 Non-cash loans		(17)	(4)	(17)	(3)
4.2.3 Other		(19.709)	(6.920)	(13.678)	(3.943)
V. DIVIDEND INCOME		-	-	-	-
5.1 Trading securities		-	-	-	-
5.2 Available-for-sale securities		-	-	-	-
VI. NET TRADING INCOME		(67.685)	4.642	(63.309)	3.784
6.1 Profit (loss) on trading account securities (Net)		-	-	-	-
6.1.1 Profit on trading securities		-	-	-	-
6.1.1.1 Profit on derivative financial instruments		-	-	-	-
6.1.1.2 Other		-	-	-	-
6.1.2 Losses on trading account securities (-)		-	-	-	-
6.1.2.1 Losses on derivative financial instruments		-	-	-	-
6.1.2.2 Other		-	-	-	-
6.2 Foreign exchange gains/(loss) (Net)		(67.685)	4.642	(63.309)	3.784
6.2.1 Foreign exchange gains		511.351	81.402	411.391	47.532
6.2.2 Foreign exchange losses (-)		(579.036)	(76.760)	(474.700)	(43.748)
VII. OTHER OPERATING INCOME	(V.III.3)	133.618	10.454	92.063	7.144
VIII. TOTAL OPERATING INCOME (III+IV+V+VI+VII)		234.502	118.393	115.039	65.084
IX. PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)	(V.III.4)	(46.566)	(26.191)	(9.335)	(16.519)
X. OTHER OPERATING EXPENSES (-)		(112.963)	(54.245)	(62.055)	(28.985)
XI. NET OPERATING INCOME (VIII-IX-X)		74.973	37.957	43.649	19.580
XII. PROFIT/(LOSS) FROM ASSOCIATES AND SUBSIDIARIES	(V.III.5)	-	221	-	221
XIII. GAIN/(LOSS) ON NET MONETARY POSITION		-	-	-	-
XIV. PROFIT BEFORE TAXES (XI+XII+XIII)		74.973	38.178	43.649	19.801
XV. PROVISION FOR TAXES ON INCOME (+/-)	(V.III.6)	(24.571)	(2.812)	(13.377)	(1.928)
15.1 Current Tax Provision		(12.023)	(2.935)	(2.214)	(1.495)
15.2 Deferred Tax Provision		(12.548)	123	(11.163)	(433)
XVI. NET OPERATING PROFIT/(EXPENSE) AFTER TAXES (XIV+XV)		50.402	35.366	30.272	17.873
XVII. EXTRAORDINARY INCOME/(EXPENSE) AFTER TAXES		-	-	-	-
17.1 Extraordinary net income/(expense) before taxes		-	-	-	-
17.1.1 Extraordinary income		-	-	-	-
17.1.2 Extraordinary expense (-)		-	-	-	-
17.2 Provision for taxes on extraordinary income		-	-	-	-
PROFIT/(LOSS) ON UNCONSOLIDATED INVESTMENTS (+/-)		-	-	-	-
XVIII. NET PROFIT/(LOSS) (XVI+XVII+XVIII)	(V.III.7)	50.402	35.366	30.272	17.873
19.1 Profit/(Loss) of group		50.315	35.366	30.413	17.873
19.2 Profit/(Loss) of minority		87	-	(141)	-
Profit/(Loss) Per Share (*)		0,167717	0,294717	0,101177	0,148942

(*) Illustrated as full New Turkish Lira

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
THOUSANDS OF NEW TURKISH LIRA (TRY)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Paid-in Capital	Other capital reserves	Share premium	Share certificate cancellation profit	Legal Reserves	Status reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income/(Loss)	Prior Period Net Income/(Loss)	Revaluation Fund	Revaluation Surplus	Marketable Securities Value Increase Fund	Total
	PRIOR PERIOD														
	Reviewed														
	(01/01-30/06/2005)														
I.	**Balances at the end of prior period**	120.000	53.163			3.694		10.368		59.970	(96.853)	375			150.717
	Increases in the period														
II.	Available for sale marketable securities														
2.1	Net fair value gains/(losses)														
III.	Cash flow hedges														
3.1	Net fair value gains/(losses)														
	Transferred Amounts:														
IV.	Available for sale marketable securities														
4.1	Transfers to net income														
V.	Cash flow hedges														
5.1	Transfers to net income														
5.2	Transfers to assets														
VI.	Current year profit									35.364					35.364
VII.	Profit Distribution					1.883		26.176		(59.970)	24.711				(7.200)
7.1	Dividends									(7.200)					(7.200)
7.2	Transfers to reserves					1.883		26.176		(28.059)					
7.3	Other									(24.711)	24.711				
VIII.	Increase in capital											499			499
8.1	Cash														
8.2	Revaluation Fund											499			499
8.3	Inflation adjustment to paid-in capital														
8.4	Issuance of share certificates														
8.5	Foreign exchange differences														
8.6	Other														
IX.	Convertible bonds														
	Balances at the end of period (I+II+III+IV+V+VI+VII+VIII+IX)	120.000	53.163			5.577		36.544		35.364	(72.142)	874			179.382
	CURRENT PERIOD														
	Reviewed														
	(01/01-30/06/2006)														
I.	**Balances at end of prior period**	240.000				5.593		30.338		90.286	(72.142)				294.075
	Increases in the period														
II.	Available for sale marketable securities														
2.1	Net fair value gains/(losses)														
III.	Cash flow hedges														
3.1	Net fair value gains/(losses)														
	Transferred Amounts														
IV.	Available for sale marketable securities														
4.1	Transfers to net income														
V.	Cash flow hedges														
5.1	Transfers to net income														
5.2	Transfers to assets														
VI.	Current year profit									50.315					50.315
VII.	Profit Distribution					1.952		687		(90.286)	67.647				(20.000)
7.1	Dividends										(20.000)				(20.000)
7.2	Transfers to reserves					1.952		687			(2.639)				
7.3	Other									(90.286)	90.286				
VIII.	Increase in capital	60.000		150.000											210.000
8.1	Cash														
8.2	Revaluation Fund														
8.3	Inflation adjustment to paid-in capital														
8.4	Issuance of share certificates	60.000		150.000											210.000
8.5	Foreign exchange differences														
8.6	Other														
IX.	Convertible bonds														
	Balances at the end of period(I+II+III+IV+V+VI+VII+VIII+IX)	300.000		150.000		7.545		31.025		50.315	(4.495)				534.390

The accompanying notes form an integral part of these financial statements

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF CASH FLOW			
		THOUSAND NEW TURKISH LIRA	THOUSAND NEW TURKISH LIRA
		Reviewed	Reviewed
		CURRENT PERIOD	PRIOR PERIOD
	Disc.	(01/01/2006 - 30/06/2006)	(01/01/2005 - 30/06/2005)
A. CASH FLOWS FROM BANKING OPERATIONS			
1.1. Operating profit before changes in operating assets and liabilities(+)		**91.321**	**25.623**
1.1.1.Profit share received(+)		137.490	133.239
1.1.2.Profit share paid(-)		(85.280)	(77.545)
1.1.3.Dividend received(+)		-	-
1.1.4.Fees and commissions received(+)		74.159	44.782
1.1.5 Other income(+)		108.984	-
1.1.6 Collections from previously written off loans and other receivables(+)		9.179	-
1.1.7.Payments to personnel and service suppliers(-)		(42.046)	(26.758)
1.1.8.Taxes paid(-)		(5.830)	(1.192)
1.1.9.Extraordinary items(+/-)		-	-
1.1.10 Other (+/-)		(105.335)	(46.903)
1.2. Changes in operating assets and liabilities		**30.293**	**(83.128)**
1.2.1.Net increase (decrease) in trading securities(+/-)		-	-
1.2.2.Net increase (decrease) in due from banks and finance houses (+/-)		(16.452)	9.292
1.2.3.Net increase (decrease) in loans		(520 854)	(376.020)
1.2.4.Net increase (decrease) in other assets(+/-)		(11.596)	(27.594)
1.2.5.Net increase (decrease) in funds collected from banks and finance houses (+/-)		60 451	(67)
1.2.6.Net increase (decrease) in other funds collected (+/-)		444.341	289.642
1.2.7.Net increase (decrease) in funds borrowed(+/-)		6.540	(6.876)
1.2.8.Net increase (decrease) in matured payables(+/-)		-	-
1.2.9.Net increase (decrease) in other liabilities(+/-)		67 863	28.495
I. Net cash provided from banking operations(+/-)		**121.614**	**(57.505)**
B. CASH FLOWS FROM INVESTING ACTIVITIES			
II. Net cash provided from investing activities(+/-)		**(16.468)**	**1.759**
2.1.Cash paid for purchase of investments, associates and subsidiaries(-)		(7.302)	-
2.2.Cash obtained from sale of investments, associates and subsidiaries(+)		-	-
2.3.Fixed assets purchases(-)		(10.603)	1.904
2.4.Fixed assets sales(+)		1.437	(145)
2.5.Cash paid for purchase of investments available for sale (-)		-	-
2.6.Cash obtained from sale of investments available for sale (+)		-	-
2.7.Cash paid for purchase of investment securities(-)		-	-
2.8.Cash obtained from sale of investment securities(+)		-	-
2.9 Extraordinary items(+/-)		-	-
2.10.Other (+/-)		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES			
III. Net cash provided from financing activities(+/-)		**190.000**	**(7.200)**
3.1.Cash obtained from funds borrowed and securities issued(+)		-	-
3.2.Cash used for repayment of funds borrowed and securities issued(-)		-	-
3.3.Capital increase(+)		210 000	-
3.4 Dividends paid(-)		(20.000)	(7.200)
3.5.Payments for finance leases(-)		-	-
3.6.Extraordinary items(+/-)		-	-
3.7.Other(+/-)		-	-
IV.Effect of change in foreign exchange rate on cash and cash equivalents		**(67.685)**	**4.642**
V. Net increase in cash and cash equivalents(I+II+III+IV)		**227.461**	**(58.304)**
VI. Cash and cash equivalents at beginning of the year(+)	(V.V.1)	**298.958**	**333.394**
VII. Cash and cash equivalents at end of the year(V+VI)	(V.V.2)	**526.419**	**275.090**

The accompanying notes form an integral part of these financial statements.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION THREE

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS

I. Information and Disclosures Related to Changes in Accounting Policies:

The consolidated financial statements are prepared in conformity with the "Regulation on Accounting Practice" (RAP) Communiqué 15 "Preparation of Consolidated Financial Statements and Standards on Accounting of Subsidiaries, Joint ventures and Associates" in the current period.

Accounting policies and methods used for the year end financial statements are applied in current period without any change.

As prescribed in the Article 37 of the Banking Act No. 5411, banks have to be in line with the principles and procedures established by the Banking Regulation and Supervision Agency ("BRSA") to ensure uniformity in their accounting systems; correctly record all their transactions; and timely and accurately prepare their financial reports in a style and format that will meet the requirements of providing information, that is clearly reliable and comparable and that is suitable for auditing, analysis and interpretation.

Banks shall not settle their balance sheets without ensuring reconciliation with legal and auxiliary books and records, branches and domestic and foreign correspondents.

The Bank prepares its statutory books, financial statements, and all related documents that provide a basis for those financial statements in accordance with the Turkish Commercial Code and Tax Legislation.

The Bank prepares its consolidated financial statements according to the prevailing Regulation on Accounting Practice ("RAP") and related communiqués and other regulations applicable in accordance with the Article 13 under the heading of 'Accounting and Recording' of the revoked Banks Act No.4389, as per the provisional Article 1 of the Banking Act No.5411.

In accordance with the decree published by the Banking Regulatory and Supervisory Agency ("BRSA") for the purpose of making changes in the prevailing Regulations on Accounting Practice ("RAP") as at 29 November 2004, the finance houses are required to prepare their annual balance sheets and income statements effective from 1 January 2005 based on the prevailing Regulations on Accounting Practice ("RAP") and the uniform chart of accounts, balance sheet, income statement and the circular explaining principles of application and preparation of them. Therefore, the Bank has started to prepare its statutory books in accordance with the aforementioned regulations in addition to Turkish Commercial Code and Tax Legislation effective from 1 January 2005.

As it was mentioned in the above paragraph, the Bank has started to prepare its records based on the prevailing Regulations on Accounting Practice ("RAP"), the uniform chart of accounts, and the circular explaining principles of application and preparation of them effective from 1 January 2005. Based on the communiqué of BRSA dated 10 March 2006, for comparison purposes as of 31 December 2005, the Bank has reissued its financial statements as of 31 December 2004 based on the prevailing Regulations on Accounting Practice ("RAP") and in order to reflect any change in accounting policies or methods to the period which it belongs to, the Bank has also made necessary adjustments to its financial statements as of 31 December 2003.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION THREE (Cont'd)

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS (Cont'd)

II. Seasonal or Periodical Transactions

None.

III. Discontinuing Operations and Fundamental Errors

None.

IV. Nature and Amount of the Transactions that are Related to Extraordinary Activities

None.

V. Changes in Management Estimates Made in the Prior Period Relating to the Current Period and Realized Values of Management Estimates Made in the Prior Period Relating to the Current Period

No material transaction has been recorded based on the estimations in the prior period financial statements, other than some general expenses. The difference between such estimated values and realizations did not have a material impact on the financial statements.

VI. Debt Securities, Issue of Capital Instruments and the Payments Related to These Activities

In accordance with the General Assembly decision dated 29 December 2005, the capital of the Bank has been increased by TRY 60.000 Thousand with the initial public offering on 12 May 2006, while the rights of preference of the shareholders have been restrained accordingly. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand have been devolved to capital accounts and share premium accounts, respectively.

VII. Earnings Per Share and Dividends Paid

As of 30 June 2006 there are neither earnings per share nor any dividend payment. On 5 April 2006, the Parent Bank paid TRY 20.000 Thousand from the profit of year 2005 as dividend to the shareholders.

VIII. Subsequent Events

None.

SECTION THREE (Cont'd)

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS (Cont'd)

IX. Acquisition and Disposal of Subsidiaries and Long Term Investments, Restructuring or Discontinuing Operations

None.

X. Changes in Contingent Assets and Liabilities

As of the balance sheet date, there are 334 ongoing court cases against the Group amounting to TRY 2.859 Thousand in total. TRY 2.243 Thousand of ongoing court cases are concerned with various insurance recourse payables.

SECTION FOUR

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE

I. Information and Disclosures Related to Capital Adequacy Standard Ratio

The capital adequacy ratio of the Group based on the consolidated financial statements is 17,99%. The capital adequacy ratio is calculated according to the "Regulation of Measurement and Assessment of Capital Adequacy of Bank" which was published on 31 January 2002 in the Official Gazette numbered 24657. In the computation of capital adequacy standard ratio, information prepared in accordance with the statutory accounting requirements is used.

As per the Banking Law, related with, capital adequacy standard ratio calculation, risk weighted assets, liabilities, and non-cash loans are classified according to guarantee groups and evaluated in the related risk group.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

	Risk Weights				Risk Weights			
	Consolidated				Bank			
	0%	20%	50%	100%	0%	20%	50%	100%
Risk Weighted Assets, Liabilities and Non-Cash Loans								
Balance Sheet Items (Net)	331.102	300.616	1.631.176	1.207.452	331.088	289.140	1.631.176	1.176.987
Cash and Cash Equivalents	29.636	-	-	-	29.622	-	-	-
Due From Banks	96.154	298.514	-	100.013	96.154	287.038	-	100.013
Finance Houses	-	2.102	-	-	-	2.102	-	-
Reserve Requirements	108.142	-	-	-	108.142	-	-	-
Loans	83.447	-	1.263.675	822.253	83.447	-	1.263.675	822.322
Overdue Loans (Net)	-	-	-	50.398	-	-	-	50.398
Subsidiaries, Associates and Sec. Available For Sale	-	-	-	51.766	-	-	-	51.697
Sundry Debtors	-	-	-	34.805	-	-	-	6.636
Securities Held to Maturity (Net)	-	-	-	-	-	-	-	-
Advances For Assets Acquired by Finance Lease	-	-	-	-	-	-	-	-
Finance Lease Receivables	-	-	338.014	-	-	-	338.014	-
Leased Assets (Net)	-	-	7.046	-	-	-	7.046	-
Property and Equipment (Net)	-	-	-	27.103	-	-	-	25.544
Other Assets	11.208	-	-	36.629	11.208	-	-	36.152
Accrued Profit Share and Income Accruals	2.515	-	22.441	84.485	2.515	-	22.441	84.225
Off- Balance Sheet items	146.782	2.268.933	659.784	82.859	146.782	2.268.980	659.784	82.859
Guarantees and Sureties	146.782	2.268.933	214.761	82.859	146.782	2.268.980	214.761	82.859
Commitments	-	-	445.023	-	-	-	445.023	-
Other Off–Balance Sheet Items	-	-	-	-	-	-	-	-
Transactions Related with Derivative Financial Instruments	-	-	-	-	-	-	-	-
Not Risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	477.884	2.569.549	2.290.960	1.290.311	477.870	2.558.120	2.290.960	1.259.846

Summary Information on the Capital Adequacy Standard Ratio of the Bank:

	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
Total Risk Weighted Assets (*)	2.949.701	2.231.198	2.916.950	2.201.350
Amount Subject to Market Risk	65.150	52.713	67.050	50.863
Shareholders' Equity	542.510	296.262	528.337	282.360
Shareholders' Equity / (TRWA + ASMR) *100	%17,99	%12,97	%17,71	%12,54

(*)TRWA: Total Risk Weighted Assets ASMR: Amount Subject to Market Risk

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

Information Related to Components of Shareholder's Equity:

CORE CAPITAL	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
Paid-in Capital	300.000	240.000	300.000	240.000
Nominal capital	300.000	240.000	300.000	240.000
Capital commitments (-)	-	-	-	-
Adjustment to paid-in capital (*)	5.239	5.228	-	-
Share premium	150.000	-	150.000	-
Legal reserves	7.545	5.593	7.509	5.577
First legal reserve (Turkish Commercial Code 466/1)	5.618	4.466	5.582	4.450
Second legal reserve (Turkish Commercial Code 466/2)	1.927	1.127	1.927	1.127
Other legal reserve per special legislation	-	-	-	-
Status reserves	-	-	-	-
Extraordinary reserves	31.025	30.338	31.025	30.338
Reserves allocated by the General Assembly	31.025	30.338	31.025	30.338
Retained earnings	-	-	-	-
Foreign currency share capital exchange differences	-	-	-	-
Profit	50.402	90.201	50.564	94.761
Current year profit	50.402	90.201	50.564	94.761
Prior years' profits	-	-	-	-
Loss (-)	(4.857)	(72.408)	-	(72.142)
Current year loss	-	-	-	-
Prior years' losses	(4.857)	(72.408)	-	(72.142)
Total Core Capital	539.354	298.952	539.098	298.534
SUPPLEMENTARY CAPITAL	17.526	10.032	17.526	10.032
Revaluation Fund	-	-	-	-
Furniture, fixture and vehicles	-	-	-	-
Properties	-	-	-	-
Profit on sale of associates, subsidiaries and properties to be transferred to share capital	-	-	-	-
Revaluation fund of leasehold improvements	-	-	-	-
Revaluation fund	-	-	-	-
Foreign exchange differences	-	-	-	-
General provisions	14.526	10.032	14.526	10.032
Provisions for possible losses	3.000	-	3.000	-
Subordinated loans	-	-	-	-
Marketable securities and investment securities value increase fund	-	-	-	-
Associates and subsidiaries	-	-	-	-
Investments available-for-sale	-	-	-	-
TOTAL SUPPLEMENTARY CAPITAL	-	-	-	-
TIER III CAPITAL	-	-	-	-
CAPITAL	556.880	308.984	556.624	308.566

(*) Minority Share

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

Information Related to Components of Shareholder's Equity (Cont'd):

	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
DEDUCTIONS FROM THE CAPITAL	(14.370)	(12.722)	(28.287)	(26.206)
Investments in financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws	(34)	(127)	(16.570)	(16.570)
Leasehold improvements	(10.121)	(8.869)	(10.120)	(8.868)
Start up costs	-	-	-	-
Prepaid expenses	(1.686)	(786)	(1.597)	(768)
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-	-	-
Subordinated loans given to other banks operating in Turkey	-	-	-	-
Consolidated goodwill (Net)	(2.529)	(2.940)	-	-
Capitalized expenses	-	-	-	-
TOTAL SHAREHOLDERS EQUITY	542.510	296.262	528.337	282.360

II. Information and Disclosures Related to Market Risk:

The amount subject to market risk is calculated and reported with the Standard Method described in the 4th section of the "Communiqué related to the Measurement and Evaluation of Banks' Capital Adequacy", published in the Official Gazette No. 24657 dated 31 January 2002. Market risk is measured on a monthly basis.

	Amount
Capital To Be Employed For Interest Rate Risk – Standard Method	-
Capital To Be Employed For General Market Risk	-
Capital To Be Employed For Specific Risk	-
Capital To Be Employed For Options Subject To Interest Rate Risk	-
Capital To Be Employed For Currency Risk – Standard Method	5.212
Capital Liability	5.212
Capital To Be Employed For Options Subject To Currency Risk	-
Total Value-At-Risk (VAR)-Internal Model	-
Total Capital To Be Employed For Market Risk	5.212
Amount Subject To Market Risk	65.150

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

III. Information and Disclosures Related to Currency Risk:

The currency risk of the Group is monitored on a daily basis. Net foreign currency position/ capital ratio is also checked using the same basis.

The Group has no derivative instrument used for hedging.

The Standard Method stated in the statutory reporting is used to measure the currency risk of the Group. The risk measurements are performed on a monthly basis.

The announced current foreign exchange buying rates of the Parent Bank as of 30 June 2006 and the previous five working days are as follows:

	30 June 2006			
	1 USD Dollars	1 Euro	1 British Pound	1 Japanese Yen
"FC Evaluation Rate" of the Bank	1,57000	1,99637	2,89240	0,013711
Previously:				
29.06.2006 (Day 1)	1,61180	2,02261	2,92653	0,013834
28.06.2006 (Day 2)	1,63750	2,06206	2,98496	0,014068
27.06.2006 (Day 3)	1,68300	2,11111	3,05647	0,014431
26.06.2006 (Day 4)	1,69300	2,11976	3,08124	0,014541
23.06.2006 (Day 5)	1,66000	2,08824	3,03544	0,014292

The simple arithmetical average of the major current foreign exchange buying rates of the Parent Bank for thirty days before 30 June 2006 is TRY 1,58924 per 1 US Dollar, TRY 2,01315 per 1 EURO, TRY 0,013869 per 1 JPY and TRY 2,93226 per 1 GBP.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

III. Information and Disclosures Related to Currency Risk (Cont'd):

Information on Currency Risk of the Group:

	EURO	USD	Yen	Other FC	Total
Current Period (30.06.2006)					
Assets					
Cash (cash in vault, effective, money in transit, cheques purchased) and balances with the Central Bank of Turkey	6.937	7.431	-	98	14.466
Due from other banks and financial institutions	29.246	36.743	11.961	3.855	81.805
Trading securities	-	-	-	-	-
Investment securities available-for-sale	-	-	-	-	-
Loans (*)	278.182	452.454	-	-	730.636
Investments in subsidiaries and associates	-	-	-	-	-
Investment securities held-to-maturity	-	-	-	-	-
Property and equipment	-	-	-	-	-
Goodwill	-	-	-	-	-
Other assets	43.921	72.808	-	-	116.729
Total Assets	358.286	569.436	11.961	3.953	943.636
Liabilities					
Current and profit sharing accounts of banks and finance houses	1.494	4.530	-	-	6.024
Other current and profit sharing accounts	364.821	567.337	24.132	2.162	958.452
Funds provided from other financial institutions	-	20.592	-	-	20.592
Marketable securities issued	-	-	-	-	-
Sundry creditors	3.745	4.399	-	19	8.163
Other liabilities(**)	3.891	8.783	-	63	12.737
Total liabilities	373.951	605.641	24.132	2.244	1.005.968
Net on balance sheet position	(15.665)	(36.205)	(12.171)	1.709	(62.332)
Net off balance sheet position	-	-	-	-	-
Financial derivative assets	-	-	-	-	-
Financial derivative liabilities	-	-	-	-	-
Non-cash loans	528.557	1.953.403	60.000	18.800	2.560.760
Prior Period (31.12.2005)					
Total Assets	347.407	589.694	282	852	938.235
Total Liabilities	299.340	576.730	2.512	2.727	881.309
Net On Balance Sheet Position	48.067	12.964	(2.230)	(1.875)	56.926
Net Off Balance Sheet Position	-	-	-	-	-
Non-cash loans	334.679	1.380.973	17.498	6.645	1.739.795

(*) The foreign currency indexed loan in the amount of TRY 354.745 Thousand is also shown in this row.
(**) Foreign currency general provision in the amount of TRY 3.700 Thousand is not included in other receivables.

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

IV. Information and Disclosures Related to Interest Risk:

The Parent Bank operates in accordance with the principles of interest - free banking as a participation bank, therefore according to the Bank management, the Bank has no interest risk.

V. Information and Disclosures Related to Liquidity Risk:

The TRY and FC liquidity need of the Group is met by the funds collected. The Bank's cash inflows mainly come from profit share income and commissions earned from non-cash loans whereas the cash outflows mainly consist of profit share expense and operational expenses.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

V. Information and Disclosures Related to Liquidity Risk (Cont'd):

Presentation of Assets and Liabilities According to Their Maturities:

Current Period (30.06.2006)	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and over	Undistributed (*)	Total
Assets								
Cash (cash in vault, effectives, money in transit, cheques purchased) and Balances with the Central Bank of Turkey	125.787	3	-	-	-	-	-	125.790
Due from banks and other financial institutions	68.001	326.298	-	1.374	4.956	-	-	400.629
Trading securities	-	-	-	-	-	-	-	-
Investment securities available-for-sale	-	-	-	-	-	-	69	69
Loans (**)	-	336.808	251.117	430.763	558.938	929.763	50.398	2.557.787
Investment securities held-to-maturity	-	-	-	-	-	-	-	-
Other assets	-	25.167	9.713	15.834	17.785	47.578	284.364	400.441
Total assets	193.788	688.276	260.830	447.971	581.679	977.341	334.831	3.484.716
Liabilities								
Current and profit sharing accounts of finance houses	7.875	-	-	-	-	-	-	7.875
Other current and profit sharing accounts	619.039	1.642.133	230.692	41.453	72.583	7.821	-	2.613.721
Funds provided from other financial instruments	-	-	-	-	-	20.592	-	20.592
Marketable securities issued	-	-	-	-	-	-	-	-
Sundry creditors	-	-	-	-	-	96.877	-	96.877
Other liabilities	8.548	14.049	4.397	1.989	2.745	636	713.287	745.651
Total liabilities	635.462	1.656.182	235.089	43.442	75.328	125.926	713.287	3.484.716
Net Liquidity Gap	(441.674)	(968.166)	25.741	404.529	506.351	851.415	(378.196)	-
Prior Period (31.12.2005)								
Total Assets	168.958	359.707	285.954	351.111	492.743	704.032	274.625	2.637.130
Total Liabilities	574.685	1.217.812	172.794	65.871	113.669	90.421	401.878	2.637.130
Net Liquidity Gap	(405.727)	(858.105)	113.160	285.240	379.074	613.611	(127.253)	-

(*):Certain assets on the balance sheet that are necessary for the banking operations but not convertible into cash in short periods such as tangib assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up are included in this column.

(**):The loans also include the receivables from leases.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I. Information And Disclosures Related to Assets:

1. Information Related to Account of the Central Bank of Turkey:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Demand Unrestricted Amount	95.445	709	96.212	282
Time Unrestricted Amount	-	-	-	-
Total	95.445	709	96.212	282

2. Information Related to Trading Securities:

2.1. Trading Securities Given as Collateral or Blocked:

None.

2.2. Trading Securities Subject to Repo Transactions:

None.

3. Information Related to Available For Sale Securities:

3.1. Main Types of Available for Sale Securities:

The available for sale securities compose of Tarım Sigortaları Havuz İşletmesi A.Ş. shares with a holding ratio of 6,25%

3.2. Information on Investment Securities Available-for-Sale:

	Current Period	Prior Period
Share certificates		
Quoted on a stock exchange	-	-
Not quoted	93	93
Impairment provision (-)	(24)	-
Total	69	93

3.3. Information on Available for Sale Securities Given as Collateral and Their Carrying Value:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

3. Information Related to Available For Sale Assets (Cont'd):

3.4. Information on the Available for Sale Securities Given as Guarantee/ Blocked:

None.

3.5. Available-for-sale Securities Subject to Repo Transactions:

None.

4. Information Related to Loans:

4.1. Information on All Types of Loans and Advances Given to Shareholders and Employees of the Group:

	Current Period		Prior Period	
	Cash Loans	Non-cash loans	Cash Loans	Non-cash loans
Direct loans granted to shareholders	27.784	13.484	22.186	14.376
Corporate shareholders	22.895	11.745	15.490	12.783
Real person shareholders	4.889	1.739	6.696	1.593
Indirect Loans granted to shareholders	88.881	96.430	107.099	110.102
Loans granted to employees	2.625	59	2.048	64
Total	119.290	109.973	131.333	124.542

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.2. Standard Loans and Other Receivables, Loans and Other Receivables Closely Monitored and Restructured and Rescheduled Loans and Receivables:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Loans	2.101.873	-	67.502	-
Discount Notes	-	-	-	-
Export Loans	129.394	-	-	-
Import Loans	25.982	-	-	-
Business Loans	-		-	-
Consumer Loans	216.085	-	-	-
Credit Cards	131.387	-	-	-
Investments on Profit/Loss Partnership	-	-	32.371	-
Precious Metals Loans	-	-	-	-
Loans Given to Financial Sector	-	-	-	-
International Loans	-	-	-	-
Other	1.599.025	-	35.131	-
Other Receivables	-	-	-	-
Total	2.101.873	-	67.502	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.3. Information on Consumer Loans, Retail Credit Cards, Loans Given to Personnel and Personnel Credit Cards:

	Short Term	Medium and Long Term	Total	Accrued Profit Share and Income Receivables
Consumer Loans-TRY	7.628	192.654	200.282	1.864
Housing Loans	2.982	149.446	152.428	1.319
Vehicle Loans	2.759	41.356	44.115	446
Consumer Loans	593	1.852	2.445	37
Other	1.294	-	1.294	62
Consumer Loans-FC Indexed	8.138	5.040	13.178	108
Housing Loans	6.539	4.195	10.734	90
Vehicle Loans	1.572	809	2.381	16
Consumer Loans	27	36	63	2
Other	-	-	-	-
Consumer Loans-FC	-	-	-	-
Housing Loans	-	-	-	-
Vehicle Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Retail Credit Cards-TRY	130.062	-	130.062	4.683
Installment based	14.133	-	14.133	511
Without-installment	115.929	-	115.929	4.172
Retail Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Personnel Loans-TRY	333	2.261	2.594	22
Housing Loans	114	993	1.107	10
Vehicle Loans	67	907	974	7
Consumer Loans	152	361	513	5
Other	-	-	-	-
Personnel Loans-FC Indexed	10	21	31	-
Housing Loans	10	11	21	-
Vehicle Loans	-	1	1	-
Consumer Loans	-	9	9	-
Other	-	-	-	-
Personnel Loans-FC	-	-	-	-
Housing Loans	-	-	-	-
Vehicle Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards-TRY	1.041	-	1.041	-
Installment based	186	-	186	-
Without-installment	855	-	855	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.3 Information on Consumer Loans, Retail Credit Cards, Loans Given to Personnel and Personnel Credit Cards (Cont'd):

	Short Term	Medium and Long Term	Total	Accrued Profit Share and Income Receivables
Personnel Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Total	147.212	199.976	347.188	6.677

4.4 Information on Installment Basis Commercial Loans and Corporate Credit Cards:

	Short Term	Medium and Long Term	Total	Accrued Profit Share and Income Receivables
Installment Commercial Loans-TRY	375	14.473	14.848	146
Business Loans	5	3.876	3.881	37
Vehicle Loans	370	10.597	10.967	109
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Installment Commercial Loans-FC Indexed		-		-
Business Loans	-	-	-	-
Vehicle Loans		-		-
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Installment Commercial Loans-FC	-	-	-	-
Business Loans	-	-	-	-
Vehicle Loans	-	-	-	-
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Corporate Credit Cards-TRY	284	-	284	-
Installment based	20	-	20	-
Without-installment	264	-	264	-
Corporate Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Total	659	14.473	15.132	146

4.5. Loans According to Type of Borrowers:

	Current Period	Prior Period
Public Sector	-	-
Private Sector	2.169.375	1.719.727
Total	2.169.375	1.719.727

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.6. Domestic and Foreign Loans:

	Current Period	Prior Period
Domestic Loans	2.169.375	1.719.727
Foreign Loans	-	-
Total	2.169.375	1.719.727

4.7. Loans Granted to Subsidiaries and Associates:

	Current Period	Prior Period
Loans Granted to Subsidiaries and Associates Directly	8.523	7.851
Loans Granted to Subsidiaries and Associates Indirectly	24.174	37.297
Total	32.697	45.148

4.8. Specific Provisions Provided Against Loans:

	Current Period		Prior Period	
Specific Provisions	Bank Share	Profit Share Accounts' Share	Bank Share	Profit Share Accounts' Share
Loans and Receivables with Limited Collectibility	680	597	2.101	300
Doubtful Loans and Receivables	2.088	1.333	6.324	478
Loans and Receivables Having Nature of Loss	49.968	28.911	24.522	44.349
Total	52.736	30.841	32.947	45.127

4.9. Information on Overdue Loans (Net):

4.9.1. Information on Loans and Other Receivables Restructured or Rescheduled From Overdue Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Receivables	Loans and Receivables Having Nature of Loss
Current Period			
(Gross amount before specific provision)	2.668	1.860	28.892
Restructured loans and other receivables	2.668	1.860	28.892
Rescheduled loans and other receivables	-	-	-
Prior Period	-	-	-
(Gross amount before specific provision)	-	-	-
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.9. Information on Overdue Loans (Net) (Cont'd):

4.9.2. Information on the Movement of Overdue Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Ending Balance of Prior Period	18.664	13.461	78.523
Additions in the Current Period (+)	44.621	5.284	31.281
Inflows from Other Overdue Loans Account (+)	-	22.868	10.066
Outflows to Other Overdue Loans Account (-)	(32.934)	-	-
Collections in the Current Period (-)	(7.212)	(14.065)	(36.582)
Write offs (-)	-	-	-
Ending Balance of the Current Period	23.139	27.548	83.288
Specific Provisions (-)	(1.277)	(3.421)	(78.879)
Net Balance at the Balance Sheet	21.862	24.127	4.409

4.9.3. Information on Foreign Currency Overdue Loans and Other Receivables:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Current Period (30.06.2006):			
Ending Balance	-	-	281
Specific Provisions (-)	-	-	(281)
Net Balance at the Balance Sheet	-	-	-
Prior Period (31.12.2005):			
Ending Balance	578	-	230
Specific Provisions (-)	(28)	-	(230)
Net Balance at the Balance Sheet	550	-	-

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

5. Information on Investment Securities Held-to-Maturity (Net):

5.1. Movement of Investment Securities Held-to-Maturity:

None.

5.2. Information on Accounts in which Investment Securities Held-to-Maturity Recorded:

None.

5.3. Investment Securities Held-to-Maturity Given as Collateral or Blocked:

None.

5.4. Held-to-Maturity Securities Subject to Repo Transactions:

None.

5.5. Held-to-Maturity Securities For Structural Position:

None.

6. Information on Investments in Associates (Net):

6.1. Information on Unconsolidated Associates:

The Bank has no associates.

6.2. Explanations on Consolidated Associates:

The Bank has no associates.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net)

7.1. Information on Unconsolidated Subsidiaries:

	Company Name	Address (City/ Country)	Group's share percentage-If different voting percentage (%)	Bank's risk group share percentage (%)
(1)	Asya Bilişim Teknolojileri	İstanbul/Turkey	99,99%	99,99%
(2)	Vira Deniz Nak. Tur.San. A.Ş.	İstanbul/Turkey	99,99%	99,99%
(3)	Asyafin İnşaat San. A.Ş.	İstanbul/Turkey	99,90%	99,90%
(4)	Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti.	İstanbul/Turkey	95,00%	95,00%

Information on the consolidated subsidiaries with the order as presented in the table above:

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
(1)	16.845	16.842	7.634	-	-	1.032	(1.560)	-
(2)	27	25	-	-	-	(5)	(27)	-
(3)	52.959	37.687	12.250	-	-	973	(4.592)	-
(4)	286	229	2	-	-	(52)	(138)	-

7.2. Explanations on Consolidated Subsidiaries:

7.2.1. Information on Consolidated Subsidiaries:

	Current Period	Prior Period
Balance at the beginning of the period	16.536	2.325
Movements in period	-	14.211
Purchases	-	15.228
Free shares obtained	-	-
Dividends from current year income	-	-
Sales	-	-
Revaluation increase	-	-
Impairment provision	-	(1.017)
Balance at the end of the period	16.536	16.536
Capital commitments	-	-
Share percentage at the end of the period (%)	65,20%	65,20%

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net) (Cont'd) :

7.2. Explanations on Consolidated Subsidiaries (Cont'd):

7.2.2. Valuation of Consolidated Subsidiaries:

	Current Period	Prior Period
Valuation at cost	-	-
Valuation at fair value	16.536	16.536
Valuation at equity method	-	-

7.2.3 Sectoral Information of Consolidated Subsidiaries and the Related Historical Carrying Amounts in the Legal Books:

Subsidiaries	Current Period	Prior Period
Banks	-	-
Insurance companies	16.536	16.536
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial subsidiaries	-	-

7.2.4 Consolidated Subsidiaries Quoted on Stock Exchange:

None.

7.2.5. Other Information Related to Consolidated Subsidiaries:

	Company Title	Address(City/ Country)	Main Partnership Bank's Share-If Different Voting Percentage(%)	Share of Other Partners (%)	Consolidation Method
1	Işık Sigorta A Ş	Işık Plaza Gülsuyu Maltepe İstanbul Türkiye	65.20%	34.80%	Fully Consolidated

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
1(*)	58.341	14.669	1.554	-	-	655	-	25.362

(*)Above information related to Company is gathered from financial statements prepared according to RAP.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net) (Cont'd):

7.2. Explanations on Consolidated Subsidiaries (Cont'd):

7.2.6. Information on Consolidated Subsidiaries Disposed in the Current Period:

None.

7.2.7. Information on Consolidated Subsidiaries Purchased in the Current Period:

There are no consolidated subsidiaries purchased in the current period. The Bank has participated in the TRY 7.302 Thousand capital increase of its subsidiary, Asya Bilişim Teknolojileri A.Ş. and TRY 14.985 Thousand capital increase of its subsidiary Asya Fin. İnşaat San. A.Ş. in the current period.

8. Information on Other Investments:

8.1. The Commitments of the Group Relating to Joint Ventures Apart from Other Commitments, Capital Commitments or its Share of Capital Commitments with Other Ventures, its Share in Capital Commitments of Joint Ventures in Other Companies:

The Group has no joint venture.

8.2. Information on Joint Ventures:

The Group has no joint venture.

8.3. Information Regarding the Joint Ventures in the Non- Consolidated Financial Statements of the Bank which does not Prepare Consolidated Financial Statements:

The Bank is the parent company.

8.4. The Reasons for not Consolidating any Joint Venture and the Methods Used in Accounting of the Joint Ventures in the Consolidated Financial Statements of the Parent Bank:

The Group has no joint venture.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

9. Information on Finance Lease Receivables (Net):

9.1. Presentation of Remaining Maturities of Net Finance Leases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	190.931	164.688	5.045	4.347
1 to 4 Years	155.478	134.108	336.319	289.767
More Than 4 Years	45.467	39.218	-	-
Total	391.876	338.014	341.364	294.114

9.2. The Information on Net Investments in Finance Leases:

	Current Period	Prior Period
Gross Receivable From Finance Leases	391.876	341.364
Unearned Finance Lease Income(-)	(53.862)	(47.250)
Cancelled Amounts (-)	-	-
Net Receivable from Finance Leases	338.014	294.114

9.3. Explanation With Respect to Finance Lease Agreements, the Criteria Used in Determination of Contingent Rents, Conditions for Revisions or Purchase Options, Updates of Leasing Amounts and the Restrictions Imposed by Lease Arrangements, Whether Arrays in Repayment Occur, Whether the Terms of the Contract are Renewed, If Renewed, the Renewal Conditions, Whether the Renewal Results any Restrictions, and Other Important Conditions of the Leasing Agreement:

The Finance lease agreements are prepared according to related articles of the finance lease law numbered 3286. There is no restriction derived from rent or renewal agreements which might materially effect the financial statements.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

10. Explanations Related to Accrued Profit Share and Income Accruals:

10.1. Information on Accrued Profit Share and Income Accruals:

Accrued Profit Share and Income Accruals	Current Period		Prior Period	
	TRY	FC	TRY	FC
Profit Share Accruals – Due	2.284	1.114	2.154	2.861
Profit Share Accruals – Not Due	96.353	5.786	31.182	7.910
Loan Commissions and Other Income Accruals – Due	-	-	-	-
Loan Commissions and Other Income Accruals – Not Due	-	-	-	-
Total	98.637	6.900	33.336	10.771

10.2. Information on Other Accrued Profit Share and Income Receivables:

Other Accrued Profit Share and Income Receivables	Current Period		Prior Period	
	TRY	FC	TRY	FC
Trading Securities	-	-	-	-
Securities Available for Sale	-	-	-	-
Securities Held to Maturity	-	-	-	-
Accruals of Reserve Requirement Income	2.446	537	1.959	405
Income Accruals of Financial Derivative Instruments	-	-	-	-
Interest and Income Accruals	-	-	-	-
Income Accrual for Unrealized Foreign Exchange Gains	-	-	-	-
Other	916	5	652	-
Total	3.362	542	2.611	405

11. Information on Deferred Tax Assets:

11.1. Amount of Deferred Tax Due to Timing Differences, Losses Carried Forward, Tax Deductions and Exemptions:

In accordance with the RAP Communiqué Number 18 published on 12 August 2004 which is effective from 1 July 2004 together with the circular of BRSA numbered BDDK.DZM.2/13/1-a-3, dated 8 December 2004, deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized, except for general loan loss provisions, to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As of 30 June 2006, the group has calculated TRY 8,408 Thousand net deferred tax asset for all deductible temporary differences other than the general loan reserves and free provisions and accounted it in the deferred tax asset item of the balance sheet. TRY 8,875 Thousand of the deferred tax asset is related to the adjustment on the leasing receivables.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

11.2. Timing Differences for which no Deferred Tax Asset was Calculated or Recorded in the Prior Periods and Their Expiry Dates, Amount of Tax Losses, Deductions and Exemptions:

There is no timing difference for which no deferred tax was calculated or recorded in the prior periods.

11.3. Impairment on Deferred Tax and Deferred Tax Assets Arising from Cancellation of Provision for Impairment:

There is no provision allocated for impairment of deferred tax or cancellation of any impairment.

12. Information on Other Assets:

12.1. The Description and Amounts for Items, which Constitute at least 20% of Other Assets if Other Assets Exceed 10% of Total Assets, Excluding off-balance Sheet Commitments:

The other asset account does not exceed the 10% of the total assets excluding off balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities:

1. Information Related to Deposits:

1.1. Information on Maturity Structure of Deposits (Current Period):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months-1 year	1 Year and Over
I. Real Person Current Deposits-TRY	117.773	-	-	-	-	-	-
II. Real Person Profit Sharing Accounts-TRY	-	831.029	133.750	34.538	-	63.283	22.757
III. Other Current Accounts-TRY	235.679	-	-	-	-	-	-
Public Sector	23.478	-	-	-	-	-	-
Commercial Sector	147.488	-	-	-	-	-	-
Other Institutions	62.813	-	-	-	-	-	-
Commercial and Other Institutions	49	-	-	-	-	-	-
Banks and Finance Houses	1.851	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	2	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	1.849	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	197.343	17.811	2.391	-	425	341
Public Sector	-	788	-	-	-	-	-
Commercial Sector	-	181.690	17.772	2.318	-	422	341
Other Institutions	-	14.108	4	73	-	3	-
Commercial and Other Institutions	-	757	35	-	-	-	-
Banks and Finance Houses	-	-	-	-	-	-	-
V. Real Person Current Deposits-FC	115.780	-	-	-	-	-	-
VI. Real Person Profit Sharing Accounts-FC	-	339.911	96.236	22.943	-	16.158	10.767
VII. Other Current Accounts-FC	157.682	-	-	-	-	-	-
Residents in Turkey	123.897	-	-	-	-	-	-
Commercial Residents in Abroad	27.761	-	-	-	-	-	-
Banks and Finance Houses	6.024	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	165	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	5.859	-	-	-	-	-	-
Other	-	-	-	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.1. Information on Maturity Structure of Deposits (Current Period) (Cont'd):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months - 1 year	1 Year and Over
VIII. Other Profit Sharing Accounts- FC	-	162.630	40.653	645	-	1.063	8
Public Sector	-	-	-	-	-	-	-
Commercial Sector	-	145.824	24.477	645	-	1.063	4
Other Institutions	-	5.230	45	-	-	-	-
Commercial and Other Institutions	-	11.576	-	-	-	-	4
Banks and Finance Houses	-	-	16.131	-	-	-	-
IX. Precious Metal Deposits	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	626.914	1.530.913	288.450	60.517	-	80.929	33.873

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.2. Information on Maturity Structure of Deposits (Prior Period)

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months-1 year	1 Year and Over
I. Real Person Current Deposits-TRY	94.743	-	-	-	-	-	-
II. Real Person Profit Sharing Accounts-TRY	-	564.266	110.192	43.845	-	48.286	25.344
III. Other Current Accounts-TRY	208.008	-	-	-	-	-	-
Public Sector	33.592	-	-	-	-	-	-
Commercial Sector	161.993	-	-	-	-	-	-
Other Institutions	10.316	-	-	-	-	-	-
Commercial and Other Institutions	49	-	-	-	-	-	-
Banks and Finance Houses	2.058	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	2	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	2.056	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	156.429	23.021	330	-	273	1.522
Public Sector	-	4	570	-	-	-	-
Commercial Sector	-	145.743	22.448	263	-	271	1.522
Other Institutions	-	9.924	3	67	-	2	-
Commercial and Other Institutions	-	758	-	-	-	-	-
Banks and Finance Houses	-	-	-	-	-	-	-
V. Real Person Current Deposits-FC	118.752	-	-	-	-	-	-
VI. Real Person Profit Sharing Accounts-FC	-	304.110	84.742	17.353	-	40.627	10.299
VII. Other Current Accounts-FC	144.960	-	-	-	-	-	-
Residents in Turkey	132.989	-	-	-	-	-	-
Commercial Residents in Abroad	8.580	-	-	-	-	-	-
Banks and Finance Houses	3.391	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	76	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	3.315	-	-	-	-	-	-
Other	-	-	-	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.2. Information on Maturity Structure of Deposits (Prior Period) (Cont'd):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months-1 year	1 Year and Over
VIII. Other Profit Sharing Accounts- FC	-	84.282	18.564	333	-	16.512	11
Public Sector	-	-	-	-	-	-	-
Commercial Sector	-	79.901	17.494	333	-	13.810	8
Other Institutions	-	3.318	6	-	-	2.702	-
Commercial and Other Institutions	-	1.063	1.064	-	-	-	3
Banks and Finance Houses	-	-	-	-	-	-	-
IX. Precious Metal Deposits	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	566.463	1.109.087	236.519	61.861	-	105.698	37.176

1.3. Information on Current and Participation Accounts under The Guarantee of Saving Deposit Insurance Fund and Exceeding the Limit of Deposit Insurance Fund:

	Under the Guarantee of Saving Deposit Insurance		Exceeding the Limit of Saving Deposit	
	Current Period	Prior Period	Current Period	Prior Period
Real Person Current and Profit Sharing Accounts that are not Subject to Commercial Activities	1.134.129	938.733	826.295	531.397
TRY Accounts	822.457	638.642	485.460	264.445
FC Accounts	311.672	300.091	340.835	266.952
Foreign Branches' Deposits Under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits Under Foreign Authorities' Insurance	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.4. Information About the Current and Profit Sharing Accounts of the Banks' Branches Abroad if Covered by Insurance in The Country of The Foreign Bank:

The head office of the Bank is in Turkey and it is under the guarantee of the insurance fund in Turkey.

1.5. Current and Profit Sharing Accounts, Which are not Under The Guarantee of Deposit Insurance Fund:

None.

2. Information Related to Funds Provided from Repurchase Agreements:

None.

3. Information on Borrowings:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Short Term	-	-	-	2.366
Medium and Long Term	-	20.592	-	11.686
Total	-	20.592	-	14.052

4. Information Related to Securities Issued:

4.1. Information Related to Securities Issued within the Current Period:

The Group has no securities issued as at 30 June 2006.

4.2. Information Related to Securities Issued within the Prior Period:

The Group has no securities issued as at 31 December 2005.

4.3. Information on Convertible Bonds:

The Group has no convertible bonds as at 30 June 2006 and 31 December 2005.

5. Information on Funds Used:

There are no funds used as at 30 June 2006 and 31 December 2005.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

6. Information on Sundry Creditors:

	Current Period	Prior Period
Cash Guarantees Received	4.748	5.071

The amounts of the cash guarantees received are composed of guarantees taken for letter of guarantees in TRY and foreign currency, external guarantees, safe-deposit boxes, and the cash guarantees related to other transactions.

7. The Description and Amounts For Items, Which Constitute At Least 20% of Other Liabilities If Other Liabilities Exceed 10% of Total Assets, Excluding Off-Balance Sheet Commitments:

The other liabilities account does not exceed 10% of the total asset amount.

8. Information Related to Liabilities Arising from Finance Leases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	3.289	3.182	1.629	1.595
1 to 4 Years	-	-	-	-
More than 4 Years	-	-	-	-
Total	3.289	3.182	1.629	1.595

9. Information on Accrued Profit Share and Other Expense Accruals:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Accruals of profit share of profit sharing accounts	15.558	4.727	17.741	2.246
Accruals of profit shares of credits used	-	349	-	255
Accruals of derivative instruments	-	-	-	-
Accruals of profit share expenses	-	-	-	-
Accruals of FC differences	-	-	-	-
Other profit share and expense accruals	-	-	-	-
Total	15.558	5.076	17.741	2.501

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

10. Information Related to General Provisions and Subordinated Loans:

10.1. Information on General Provisions:

	Current Period	Prior Period
General provisions	20.073	15.051
Provisions for First Group Loans and Receivables	14.285	9.835
Provisions for Second Group Loans and Receivables	-	-
Provisions for Non Cash Loans	5.788	4.470
Others	-	746

10.2. Information on Other Provisions:

	Current Period	Prior Period
Other Provisions		
Provisions for foreign currency indexed loans (*)	580	7.884
Provisions for non cash loans not turned into cash	4.800	4.378
Other (**)	41.769	33.739
Total	47.149	46.001

(*)Provisions for foreign currency indexed loans are net off in loans balance in the financial statements.
(**) The other balance comprises of TRY 35.255 Thousand of insurance technical reserves, TRY 504 Thousand of notification indemnity , TRY 712 Thousand of provision for rights of temporary workers, TRY 2.298 Thousand of provisions for credit cards and promotion of banking services and TRY 3.000 Thousand of provision for possible losses.

10.3. Information on Provisions for Possible Risks:

The Parent Bank has recorded TRY 3.000 Thousand of provisions for possible risks in the current period.

10.4. Information on Subordinated Loans:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

11. Information on Shareholders' Equity:

11.1. Presentation of Paid-in Capital:

	Current Period	Prior Period
Common stock	180.000	120.000
Preferred stock(*)	120.000	120.000

(*) The holders of the preferred stocks have the right to vote only for election of the members of board of directors and audit committee.

11.2. Amount of Paid in Capital, Explanation About Whether the Registered Share Capital System is Used, If This System is Used the Amount of Registered Share Capital:

None.

11.3. Information on Share Capital Increases and Their Sources; Other Information on Increased Capital in Current Period:

In accordance with the General Assembly decision dated 29 December 2005, the capital of the Bank has been increased by TRY 60.000 Thousand with the initial public offering on 12 May 2006, while the rights of preference of the shareholders have been restrained accordingly. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand have been devolved to capital accounts and share premium accounts, respectively.

11.4. Information on Share Capital Increases from Revaluation Funds:

None.

11.5. Significant Share Capital Commitments Until the end of the Fiscal Year and the Subsequent Interim Period, the General Purpose of These Commitments and the Estimated Resources For These Capital Commitments:

None.

11.6. Explanation on Possible Effects of Uncertainties and Commitments on Capital Resources of the Group and Past Performance Indications About the Major Revenues, Profitability and Liquidity of the Group:

It is assumed that the increase in capital resources of the Group will be parallel to the prior period when comparing the major revenues, profitability and liquidity indicators of current and prior periods.

11.7. Summary Information about Preferences Given to Shares Representing the Capital:

The holders of the preferred stocks have the right to vote only for the election of the members of board of directors and the audit committee.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

12. Stock Issue Premiums, Shares and Equity Instruments:

	Current Period	Prior Period
Number of shares (Thousand)	180.000	120.000
Preferred stock (Thousand)	120.000	120.000
Common stock issue premium	150.000	-
Common stock cancellation profit	-	-
Other equity instruments	-	-
Total stock issued	450.000	240.000

13. Information on Shareholders Having more than 10 % Shareholding, Minority Interest or Voting Right:

Ortadoğu Tekstil Tic. San. A.Ş. has 6,56% of shareholding and voting right as the biggest shareholder and the amount of its total share is TRY 19.665 Thousand.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information And Disclosures Related to Income Statement:

1. Information on Profit Share Income:

1.1. Information on Profit Share Income Received from Associates and Subsidiaries:

	Current Period	Prior Period
Profit Share Income Received from Associates and Subsidiaries	-	521

1.2. Information on Finance Lease Income:

	Current Period	Prior Period
Finance lease income	17.473	8.620

1.3. Information on Interest Income from Reverse Repo Transactions:

None.

2. Information on Profit Share Expenses:

2.1. Information on Profit Share Expense Given to Associates and Subsidiaries:

	Current Period	Prior Period
Profit share expenses given to associates and subsidiaries	13	519

2.2. Information on Finance Lease Expenses:

	Current Period	Prior Period
Finance lease expenses	389	36

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information And Disclosures Related to Income Statement (Cont'd):

2. Information on Profit Share and Interest Expenses (Cont'd):

2.3. Information on the Maturity Structure of the Profit Share Expenses to Profit Sharing Accounts:

	Profit Sharing Account						
Account Type	1 Month	3 Months	6 Months	9 Months	1 Year	More than 1 Year	Total
New Turkish Lira							
Banks and Finance House Accounts	-	-	-	-	-	-	-
Real Person Accounts	44.961	7.535	3.103	-	4.137	999	60.735
Public Sector Accounts	17	-	-	-	-	-	17
Commercial Institutions	8.314	653	48	-	21	44	9.080
Other Institutions	323	-	2	-	-	-	325
Total	53.615	8.188	3.153	-	4.158	1.043	70.157
Foreign Currency							
Banks and Finance House Accounts	-	-	-	-	-	-	-
Real Person Accounts	6.271	4.174	698	-	390	-	11.533
Public Sector Accounts	-	-	-	-	-	-	-
Commercial Institutions	1.959	867	14	-	65	-	2.905
Other Institutions	21	-	-	-	-	-	21
Precious Metal	-	-	-	-	-	-	-
Total	8.251	5.041	712	-	455	-	14.459
Grand Total	61.866	13.229	3.865	-	4.613	1.043	84.616

2.4. Information on Interest Expense Given to Repo Transactions:

None.

2.5. Information on Interest on Factoring Transactions:

None.

3. Information Related to Other Operating Income:

TRY 133.618 Thousand shown in the income statement as other operational income is composed of TRY 28.197 Thousand of insurance technical income, TRY 2.569 Thousand of communication income, TRY 901 Thousand of income from sales of assets, TRY 24.920 Thousand of income from cancellation of specific provisions for loans in the prior periods, TRY 66.226 Thousand of exchange gain due to foreign exchange rate increases in the principal amounts of foreign currency indexed loans and TRY 10.805 Thousand of other non-interest income.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information And Disclosures Related to Income Statement (Cont'd):

4. Provision Expenses Related to Loans and Other Receivables of The Group:

	Current Period	Prior Period
Specific provisions for loans and other receivables	35.856	22.071
III. Group	605	80
IV. Group	2.196	992
V. Group	33.055	20.999
Doubtful commission, fee and other receivables	-	-
General provision expenses	4.288	2.511
Provision expenses for possible losses	3.000	-
Provision for value decrease in foreign currency indexed loans	-	-
Marketable securities impairment expenses	-	-
Trading securities	-	-
Investment securities available for sale	-	-
Impairment provisions	-	-
Investment and Associates	-	-
Subsidiaries	-	-
Joint ventures	-	-
Investment securities held to maturity	-	-
Other(*)	3.422	1.609
Total	46.566	26.191

*(*As of 30 June 2006, TRY 1.441 Thousand of the specific provision expense for non-cash loans not turned into cash; TRY 110 Thousand of retirement pay provision expense; TRY 94 Thousand of notification indemnity provision expense; TRY 1.071 allowance for doubtful trade receivables expense; TRY 24 Thousand impairment loss for securities available for sale and TRY 682 Thousand of impairment loss for fixed asset are also included in the other account.)*

5. Income and Expenses from Associates and Subsidiaries:

5.1. Income and Expenses from Associates and Subsidiaries:

None.

5.2. Profit/(Loss) on Minority Rights:

	Current Period	Prior Period
Profit/loss on minority rights	87	-

5.3. Profit or Loss from Associates Accounted for Under the Equity Method:

None.

5.4. Income or Expenses Arising from Transaction with the Parent Bank's own Risk Group:

The income and expense arising from the transactions with the Parent Bank's own risk group is presented in section five "VI. Information and Disclosures Related to Group's Risk Group".

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information And Disclosures Related to Income Statement (Cont'd):

6. Explanations for Tax Provisions:

6.1. Calculated Current Tax Charge/(Credit) and Deferred Tax Charge/(Credit):

In accordance with 31 paragraph of Corporate Taxes Law number 5520 which is accepted on 13 June 2006 by the General Assembly of Turkey and registered on Official Gazette on 21 June 2006, corporate tax rate has decreased to 20 % commencing from 1 January 2006.

Calculated tax charge is TRY 12.023 Thousand and deferred tax charge is TRY 12.548 Thousand.

6.2. Deferred Tax Charge/(Credit) Arising from Temporary Differences:

In accordance with the RAP Communiqué Number 18 published on 12 August 2004 which is effective from 1 July 2004 together with the circular of BRSA numbered BDDK.DZM.2/13/1-a-3, dated 8 December 2004, deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized, except for general loan loss provisions, to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As of 30 June 2006, the group has calculated TRY 8,408 Thousand of net deferred tax asset for all deductible temporary differences other than the general loan reserves and free provisions and accounted it in the deferred tax asset item of the balance sheet. TRY 8,875 Thousand of the deferred tax asset is related to the adjustment on the leasing receivables.

6.3. Deferred Tax Charge/(Credit) Recognized on Temporary Differences, Tax Losses, Tax Deductions and Exemptions :

The deferred tax asset recognized on temporary differences as at 30 June 2006 is TRY 8.408 Thousand. There is no deferred tax asset based on tax losses, tax deductions or exemptions.

7. Information Related to Net Income/(Loss) For The Period:

7.1. Nature, Amount and Frequency of Income and Expenses Arising from Ordinary Banking Activities, If Required for Understanding the Performance of the Group in the Current Period:

The profit share income is TRY 199.808 Thousand and the profit share expense is TRY 85.672 Thousand from ordinary banking activities.

7.2. The Effect of the Change in Accounting Estimates to the Profit/Loss; Including the Effects to the Future Period, If Any:

None.

8. Nature and Amount of Changes in Accounting Estimates, which Materially Affect the Current Period and are Expected to Affect the Following Periods:

None.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items:

1. Information Related to Contingent Liabilities:

1.1. Explanation Related to all the Matters Explained below Separately from Other Contingent Liabilities:

1.1.1. Contingent Liabilities Arising from Joint Ventures and Share in Contingent Liabilities Together with Other Ventures:

None.

1.1.2. Share in Contingent Liabilities of Joint Ventures:

None.

1.1.3. Group's Contingent Liabilities Arising from Its Responsibility Due to the Liabilities of Other Ventures in Joint Ventures

None.

1.2. Accounting for Contingent Assets and Liabilities, Disclosure in the Financial Statements and Possibility of Realization of Contingent Liabilities:

1.2.1. Contingent Assets, If the Probability of the Occurrence is Virtually Certain, are Accounted for, but If the Probability of the Occurrence is High, are Disclosed in the Notes.

None.

1.2.2. For Contingent Liabilities, If the Probability of the Occurrence is High and the Liability can be Reliably Measured, a Provision is Booked for This Liability, but If It can not be Measured Reliably, This Liability is Disclosed in the Notes to the Financial Statements. In Addition, If the Probability of the Occurrence of the Contingent Liability is Low or no Probability, It is Disclosed in the Notes.

i. Estimations for the financial effects of contingent assets and liabilities:

None.

ii. Expected realization date of contingent gains or losses:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items (Cont'd):

2. Information Related to Off-Balance Sheet Items:

2.1. Types and Amounts of Irrevocable Loan Commitments:

	Current Period	Prior Period
Asset purchase commitments	-	-
Loan granting commitments	-	-
Commitments for credit card expenditure limits	374.233	232.148
Payment commitments for checks	283.160	251.256
Other irrevocable commitments	-	2.036
Total	657.393	485.440

2.2. The Nature and Amount of Probable Losses and Obligations Arising from Off-Balance Sheet Items:

2.2.1. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

	Current Period	Prior Period
Guarantees	4.265.527	3.271.537
Acceptances	131.064	70.820
Letter of Credits	848.759	530.818
Other Guarantees	34.653	39.236
Total	5.280.003	3.912.411

2.2.2. Long Standing Guarantees, Temporary Guarantees, Sureties and Similar Transactions:

	Current Period	Prior Period
Long standing guarantees	2.974.262	2.157.586
Temporary guarantees	856.539	756.818
Sureties and similar transactions	434.726	357.133
Total	4.265.527	3.271.537

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items (Cont'd):

3. Information on Non-Cash Credits and Commitments:

3.1 Total Amount of Non-Cash Loans:

	Current Period	Prior Period
Guarantees given against cash loans	-	-
With maturity of 1 year or less	-	-
With maturity of more than 1 year	-	-
Other non-cash loans	5.280.003	3.912.411
Total	5.280.003	3.912.411

The reason of the material increase in the balance of pledged securities in the current period is recognition of promissory notes under the account of guarantee notes and recognition of the general loan agreements under the account of other pledged items in the accounting system of the Parent Bank starting from 18 January 2006.

3.2. Restrictions on Fixed Assets such as Lien and Mortgages, Capital Expenditures and Commitments for Fixed Asset Acquisitions:

None.

4. Brief Information Related to Rating Carried Out By International Rating Firms:

Summary (The information is obtained from Fitch Ratings Report dated 17 June 2005)

Foreign Currency	**Note**
Long Term	(B-) stable
Short Term	(B)
New Turkish Lira	
Long Term	(B-) stable
Short Term	(B)
National	BBB stable

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(Cont'd)

V. Information And Disclosures Related to Statement of Cash Flows:

1. Cash and Cash Equivalents at the Beginning of the Period:

	01.01.2006	01.01.2005
Cash	128.007	91.806
Cash in FC and TRY	31.274	27.336
Balances with the Central Bank of Turkey	96.494	64.450
Other	239	20
Cash Equivalents	-	-
Banks and finance houses	170.951	241.588
Receivables from Interbank Market	-	-
Total Cash and Cash Equivalents	298.958	333.394

2. Cash and Cash Equivalents at the End of the Period:

	30.06.2006	30.06.2005
Cash	125.790	57.664
Cash in FC and TRY	29.400	27.412
Balances with the Central Bank of Turkey	96.154	30.164
Other	236	88
Cash Equivalents	-	-
Banks and finance houses	400.629	217.426
Receivables from Interbank Market	-	-
Total Cash and Cash Equivalents	526.419	275.090

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VI. Information And Disclosure Related to Group's Risk Group:

1. Volume of Group's Risk Group Transactions, Income and Expense Amounts Involved and Outstanding Loan and Deposit Balances:

1.1. Current Period (30.06.2006):

Group's Risk Group (*)	Subsidiaries and associates		Direct and Indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at Beginning of Period	7.851	8	-	-	37.297	158
Balance at end of Period	8.523	13	-	-	24.174	158
Interest and Commission Income	-	-	-	-	-	-

(*) Defined in the 25th article of Regulation on Corporation and Operations of Finance House
*(** Since no shareholder has more than 10% or more shares, loans and other receivables from shareholders' balances are not included.*

1.2. Prior Period (31.12.2005):

Group's Risk Group (*)	Subsidiaries and associates		Direct and Indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at Beginning of Period	31.875	270	-	-	40.526	7
Balance at end of Period	7.851	8	-	-	37.297	158
Interest and Commission Income	529	-	-	-	-	-

(*) Defined in the 25th article of Regulation on Corporation and Operations of Finance House
(**)Since no shareholder has more than 10% or more shares, loans and other receivables from shareholders' balances are not included.

1.3. Information on Group's Risk Group Deposits Balances:

Group's Risk Group (*)	Subsidiaries and associates		Direct and indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Current period	Prior period	Current period	Prior period	Current period	Prior period
Current and Profit Sharing Accounts						
Balance at the beginning of Period	247	4.517	-	-	-	148
Balance at the end of Period	516	247	-	-	213	-
Profit Share Expense	13	1	-	-	-	-

(*) Defined in the 2nd paragraph of 25th article of Regulation on Corporation and Operations of Finance House
(**)Since no shareholder has more than 10% or more shares, loan and other receivables from shareholders' balances are not included.

1.4. Information on Forward and Option Agreements and Other Similar Agreements Made with Related Parties:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VI. Information And Disclosure Related to Group's Risk Group (Cont'd):

2. Information About the Risk Group of the Group

2.1. Regardless of the Existence of Any Transactions Between the Parties, Bank's Relations with the Bank's Own Risk Group and With The Entities Controlled by the Bank:

The Group serves all kinds of banking and insurance services to the entities in its own risk group.

2.2. In Addition to the Relations, Types of the Transactions, Their Amount and Their Share in Total Volume, the Amounts of Major Balances and Their Proportion in the Total, Pricing Policy and Other Issues:

The Group has relations with the entities in its own risk group in an arm's length transactions.

2.3. Except for the Instances that Require Separate Explanations About Their Effects in the Financial Statements, Information for Similar Transactions:

None.

2.4. Transactions Accounted for under the Equity Method:

ForAsyafin İnşaat Sanayi A.Ş., subsidiary of Group, TRY 4.829 Thousand value decrease provision was allocated as of 31 December 2005 under equity method , TRY 74 Thousand of this amount is cancelled on 31 March 2006 and TRY 51.697 Thousand is presented under non-financial subsidiaries.

2.5. Trading of Property and Other Assets, Services Performed, Agency Agreements, Leasing Contracts, Transferring the Know-How, Licensing Dealings, Financing (Including Loans and Cash Capital and Capital in Kind Contributions), Guarantees, Commitments and Management Agreements:

The Bank has an agent agreement with its financial subsidiary Işık Sigorta A.Ş. Other relations and transaction balances of companies in the Bank's own risk group are given in the first paragraph "VI. Information and Disclosure Related to Group's Risk Group" .

The Bank has no trading of property and other asset transactions, services performed, agency agreements, leasing contracts, transferring know-how, license and management agreements with its own risk group as at 30 June 2006.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VII. Information And Disclosures Related to Inflation Accounting:

1. Explanation Related to the Adjustments Made in the Accompanying Financial Statements to Compensate for the Effect of Changes in the General Purchasing Power of Turkish Lira as of the Balance Sheet Date:

BRSA issued a circular on 28 April 2005 numbered 2 by examining main indicators of a hyperinflationary period. As a result of this examination, BRSA stated that the indicators confirming the existence of a hyperinflationary economy ceased to exist. As a result, inflation accounting will not be applied as per the BRSA' decision number 1623 dated 21 April 2005 commencing from 1 January 2005. Detailed explanation related to this subject is provided in the ''Information and Disclosures Related with Accounting Policy Presentation Basis'' section above.

2. Explanation Related with the Cost Basis Applied Before the Financial Statements are Adjusted for Inflation:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

3. Explanation About Conversion Factors Used to Restate the Accompanying Financial Statements, and the Wholesale Price Index Used to Restate the Financial Statements and the Level of the Index as at the Balance Sheet Date and Movements in the Last Two Years:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

4. Adjustments to Non-Monetary Items:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

5. Explanation Related With the Useful Lives, Depreciation Calculations Made According to the Related Regulations and the Restated Amounts of Depreciable Assets, Together with Explanation About the Existence of any Appraisal Reports for Determination of Fair Value of Such Assets:

The Group has recorded the adjustments of inflation accounting to its legal books starting from 1 January 2004 according to Act No: 5024 of the Tax Procedural Code. Those assets which were acquired before 1 January 2004 are amortized by using depreciation rates which were applicable in the prior periods and those which were acquired after 1 January 2004 are amortized according to their stated useful lives.

6. Explanation Related with Legal Reserves and Paid-in-Capital That is Calculated According to The Regulations of the Turkish Commercial Code and The Bank's Articles of Association:

The nominal paid-in-capital in the Group's legal books is TRY 300.000 Thousand as of the balance sheet date. The legal reserve amount is TRY 7.545 Thousand, the extraordinary reserve is TRY 31.025 Thousand and share premium is TRY 150.000 Thousand as of the balance sheet date.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VII. Information And Disclosures Related to Inflation Accounting (Cont'd):

7. Purchasing Power Gain or Loss From Monetary Items, Interest and Foreign Currency Income or Expenses Related to the Net Monetary Position Gain (Loss) From the Funds Borrowed Or Received For Items That Were Deducted From The Net Monetary Gain (Loss) and Disclosed Separately In The Income Statement:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

8. Information Whether The Prior Period Financial Statements Have Been Audited:

Consolidated financial statements of the Group for the prior year (31 December 2005) were audited by Denetim Serbest Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu) and an unqualified opinion was issued. Financial statements for 30 June 2005 were also reviewed by Denetim Serbest Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu) concluding that they are not aware of any material modifications that should be made to the financial statements of the Bank in accordance with the accounting principles and standards set out in Article 13 of the Banks Act.

9. Explanation About Retained Earnings/(Accumulated Losses) Until The Beginning of the First Period for which Financial Statements were Adjusted for Inflation for the First Time, Previous Year Income(Loss) Calculated by Deducting Inflation Adjusted Total Liabilities and Shareholders' Equity from Total Assets:

None.

10. Explanation Related with Income and Expenses that Accrued During the Period and Expenses Incurred and Income Generated Throughout the Period, or the Fact that There are no Objective Criteria which Confirm the Existence of Seasonality or Equal Distribution in the Income and Expense Transactions:

None.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VIII. Information And Disclosures Related to Subsequent Events:

1. Information and Disclosure Related to Subsequent Events and Effects on Financial Statements:

None.

2. Significant Changes in the Foreign Exchange Rates After the Balance Sheet Date Which May Affect the Users of the Financial Statements During the Analysis of the Financial Position and Affect the Bank's Foreign Operations:

The Bank tends to sustain a balanced policy in the foreign currency net position by means of evolution in global money markets together with the domestic politics and macro-economic dynamics. Therefore, subsequent changes in foreign exchange rates do not have a material impact on the Bank's financial position.

The dramatic decrease in foreign exchange gains of the Bank compared to the previous period is due to increase in foreign currency rates in the current period and exclusion of foreign exchange gains and losses arisen from foreign currency indexed loans from foreign exchange gains and losses accounts in accordance with the amendment in uniform chart of accounts published on 10 February 2006 in the Official Gazette numbered 26076. The exchange gain arisen from principal amounts of foreign currency indexed loans has been TRY 61.288 Thousand in the current period.

The reason of increase in accrued profit share and income receivable amount is also increase in exchange gain of foreign currency indexed loans.

Subsequent to the balance sheet date, there has been no material change in foreign exchange rates .

SECTION SIX

OTHER EXPLANATIONS AND NOTES

I. Other Explanations Related to the Operations of the Group:

There are not any material issues or required disclosures and notes related to the operations of the Group.

SECTION SEVEN

INDEPENDENT LIMITED REVIEW REPORT

I. Explanations on the Independent Limited Review Report:

The consolidated interim financial statements of the Bank were reviewed by Denetim Serbest Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu)

The independent auditors' report is presented at the beginning of the financial statements and related notes.

II. Explanations and Notes Prepared by Independent Auditor:

None.

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED 30 SEPTEMBER 2006

(Convenience Translation of the Financial Statements and Related Disclosures and Footnotes originally issued in Turkish)

To the Board of Directors of
Asya Katılım Bankası A.Ş.
İstanbul

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY
INDEPENDENT AUDITORS' LIMITED REVIEW REPORT
FOR THE PERIOD 1 JANUARY 2006 – 30 SEPTEMBER 2006

1. We have performed a limited scope review of the accompanying consolidated balance sheet of Asya Katılım Bankası A.Ş. (The "Bank") and its subsidiary (together the "Group") as at 30 September 2006 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period then ended. These financial statements are the responsibility of the Bank's management. As independent auditors our responsibility is to issue a report based on the limited scope review performed on these financial statements.

2. We conducted our review in accordance with the accounting rules and policies, and the accounting and auditing standards, set out as per the Banking Act No: 5411 and the temporary article 1 of this Banking Act. Those standards require that we plan and perform the review to obtain limited assurance as to whether these financial statements are free of material misstatement. Since a review is principally limited to reviewing financial statements by applying analytical procedures, inquiring as to the integrity of the financial statements and making inquiries of the Bank's management to obtain information, it is substantially less in scope than an audit and therefore provides a lesser assurance. We have not performed a full scope audit and accordingly we do not express an audit opinion.

3. As of the balance sheet date, on the basis of the prevailing regulations there is a need of provision amounting to TRY 4.504 Thousand for the loans granted to the group companies by the Bank. No provision is included for these loans in the accompanying financial statements

4. As of the balance sheet date, in addition to the provisions required by the prevailing regulations, the accompanying financial statements include free provision as TRY 5.000 Thousand of which is charged to the current period income statement as an expense.

5. Based on our review, except for the possible effects of such adjustments on these financial statements set out in paragraphs 3 and 4 above, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements showing the financial position of the Group as at 30 September 2006 and the results of its operations and its cash flow for the period then ended in order to be in conformity with the accounting principles and standards set out in the article 37 of the Banks Act No: 5411 and the temporary article 1 of the Banks Act No: 5411.

DENETİM SERBEST MALİ MÜŞAVİRLİK A.Ş.

Member of **DELOITTE TOUCHE TOHMATSU**

Sibel Türker

Partner
Istanbul, 17 November 2006

Additional paragraph for the English translation:

(The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than those in Turkey. The standards, procedures and practices to audit the accompanying financial statements are those generally accepted and applied in Turkey.)

THE CONSOLIDATED FINANCIAL REPORT
OF ASYA KATILIM BANKASI A.Ş. FOR THE SIX
MONTH PERIOD ENDED 30 SEPTEMBER 2006

Headquarter of the Bank	: Altunizade Kuşbakışı Caddesi No:2 34662 Üsküdar/İSTANBUL
Phone and Facsimile Numbers of the Bank	: 0 216 554 50 00 / 0 216 554 50 50
Website of the Bank	: www.bankasya.com.tr
Electronic Mail Address to Contact	: muhasebe@bankasya.com.tr

The accompanying reporting package prepared in accordance with Communiqué 19 "Financial Statements, Explanations and Notes to the Financial Statements to be Publicly Announced" as regulated by Banking Regulation and Supervision Agency is comprised of the following sections:

- General Information about the Parent Bank and its Financial Subsidiary
- Consolidated Financial Statements of the Parent Bank
- Explanations on Accounting Policies Applied in the Related Period
- Information on the Financial Structure of the Group
- Disclosures and Footnotes on the Consolidated Interim Financial Statements
- Other Explanations and Footnotes
- Explanations on Independent Auditors' Review Report

The subsidiaries, whose financial statements as of 30 September 2006 are consolidated within the framework of this reporting package are as follows:

Subsidiaries:

1) Işık Sigorta A.Ş.

The consolidated interim financial statements and the explanatory footnotes and disclosures, have been independently reviewed and presented below in accordance with the Regulation on Accounting Practice, related communiqués and in compliance with the Bank's financial records. Unless otherwise indicated, the accompanying consolidated financial statements are presented in Thousands of New Turkish Lira.

17 November 2006

Tahsin TEKOĞLU	Cemil ÖZDEMİR	M. Şevki KAVURMACI
Chairman of Board of Directors	Member of Audit Committee	Member of Audit Commitee
Ünal KABACA	Yusuf İzzettin İMRE	Kamil YILMAZ
General Manager	Assistant General Manager	Accounting, Budget and Financial Controlling Manager

Authorized contact person for questions regarding this financial report:
Name-Surname / Title: Serhat KELEŞ / Accounting, Budget and Financial Controlling Assistant Manager
Tel No: 0 216 554 54 55
Fax No: 0 216 554 50 24

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY TO 30 SEPTEMBER 2006

INDEX **PAGE**

SECTION ONE

GENERAL INFORMATION

I. Services and Operating Areas of The Parent Bank and Its Subsidiary

Parent Bank

Incorporation of the Bank is permitted with the decision of the Council of Ministers No. 96/8041 on 11 April 1996 as published in the Official Gazette dated 25 April 1996. The Bank was registered on 20 September 1996 and "The Articles of Association" was published in the Trade Registry Gazette on 25 September 1996. The Decision regarding the change in the title of the Bank was settled in the Extraordinary General Board of Directors' meeting dated 22 December 2005 and the title was changed from Asya Finans Kurumu A.Ş. into Asya Katılım Bankası A.Ş. and it was published in the Trade Registry Gazette on 26 December 2005.

The Bank operates in accordance with the principles of interest-free banking as a participation bank, by collecting funds through current accounts and profit sharing accounts and lending such funds through production support, finance lease and profit/loss sharing partnership. The Bank has two ways of collecting funds; current accounts and profit sharing accounts. The Bank classifies current accounts and profit sharing accounts in accordance with their maturities in its accounting system. Profit sharing accounts are categorized into six different maturity groups; one month, three months, six months, nine months, one year and more than one year.

The Bank shall lend the funds collected through the current accounts to the extent that the amount lent through profit/loss sharing partnerships after deduction of the required legal charges shall not exceed 20% of the total amount and the maturity of the lending shall not be longer than 6 months,

The Bank could determine the participation rates on profit/loss sharing accounts with respect to the maturity group of TRY and foreign currency accounts, seperately under the limitation that the participation rate on loss shall not be less than 50 %, for different maturity groups and TRY and foreign currency accounts specifically.

The Bank constitutes specific fund pools, allocated to the individually predetermined projects for financing purposes. The profit sharing accounts which are part of the funds collected for project financing purpose, are distinguished from others with respect of the terms, accounted seperately from the others and it is not allowed to make any transfers from these accounts to any other maturity groups.

The financing period and the individual projects which shall be financed through such specific fund pools are usually predetermined.

Işık Sigorta A.Ş.

Işık Sigorta A.Ş.(The Company) was established in 1995 in İstanbul and operates in various insurance and reinsurance sectors excluding life insurance.The Company is registered in Turkey, and its headquarter is located in Fevzi Çakmak Cad. Doğan Sok. No:8 Işık Plaza Gülsuyu 81560 Maltepe Istanbul. The Company has district and liasion offices. As of 30 September 2006, the Company has 139 personnel and 315 agencies.

II. Information About The Group of The Parent Bank and Its Subsidiary

Neither the Parent Bank nor its subsidiary is a member of any group.

SECTION TWO

CONSOLIDATED FINANCIAL STATEMENTS

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET

ASSETS	Disc.	THOUSAND NEW TURKISH LIRA CURRENT PERIOD Reviewed (30/09/2006)			THOUSAND NEW TURKISH LIRA PRIOR PERIOD Audited (31/12/2005)		
		TRY	FC	TOTAL	TRY	FC	TOTAL
I. CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY	(V.I.1)	**111.799**	**14.798**	**126.597**	**115.015**	**12.992**	**128.007**
1.1.Cash		13.792	-	13.792	18.564	-	18 564
1.2.Cash in foreign currencies		-	13.790	13.790	-	12 710	12.710
1.3.Balances with the Central Bank of Turkey		97.625	1.008	98 633	96 212	282	96 494
1.4 Other		382	-	382	239	-	239
II. TRADING SECURITIES (Net)	(V.I.2)	-	-	-	-	-	-
2.1. Share certificates		-	-	-	-	-	-
2.2 Other marketable securities		-	-	-	-	-	-
III. BANKS AND OTHER FINANCIAL INSTITUTIONS		**67.888**	**433.799**	**501.687**	**153.606**	**17.345**	**170.951**
3.1.Due from banks and finance houses		67.888	433.799	501.687	153 606	17.345	170 951
3.1.1.Domestic banks and finance houses		17.888	17.530	35 418	23 606	11.247	34 853
3.1.2.Foreign banks and finance houses		50 000	416 269	466 269	130 000	6 098	136 098
3.1.3 Branches and offices abroad		-	-	-	-	-	-
IV. MONEY MARKET TRANSACTIONS		-	-	-	-	-	-
V. SECURITIES AVAILABLE FOR SALE (Net)	(V.I.3)	**81**	-	**81**	**93**	-	**93**
5.1 Share certificates		81	-	81	93	-	93
5.2 Other marketable securities		-	-	-	-	-	-
VI. LOANS	(V.I.4)	**2.375.940**	**87.176**	**2.463.116**	**1.611.111**	**141.190**	**1.752.301**
6.1.Short term		1 456 612	70 789	1.527.401	1.210 644	122 773	1.333.417
6.2 Medium and long term		871.837	16 387	888.224	368 443	17.867	386 310
6.3.Loans under follow-up		140 728	264	140 992	109 840	808	110 648
6.4 Specific provisions (-)		(93.237)	(264)	(93.501)	(77 816)	(258)	(78 074)
VII. INVESTMENT SECURITIES HELD TO MATURITY (Net)	(V.I.5)	-	-	-	-	-	-
VIII. UNCONSOLIDATED INVESTMENTS IN ASSOCIATES (Net)	(V.I.6)	-	-	-	-	-	-
8.1.Financial investments and associates		-	-	-	-	-	-
8.2.Non-Financial investments and associates		-	-	-	-	-	-
IX. UNCONSOLIDATED INVESTMENTS IN SUBSIDIARIES (Net)	(V.I.7)	**51.731**	-	**51.731**	**29.370**	-	**29.370**
9.1.Financial subsidiaries		35	-	35	34	-	34
9.2 Non-Financial subsidiaries		51.696	-	51.696	29.336	-	29.336
X. UNCONSOLIDATED OTHER INVESTMENTS (Net)	(V.I.8)	-	-	-	-	-	-
XI. FINANCE LEASE RECEIVABLES (Net)	(V.I.9)	**76.076**	**231.324**	**307.400**	**58.937**	**235.177**	**294.114**
11.1.Gross finance lease receivables		96 905	262 296	359 201	75 468	265 896	341.364
11.2.Unearned income (-)		(20 829)	(30 972)	(51.801)	(16 531)	(30 719)	(47.250)
11.3 Operating lease receivables		-	-	-	-	-	-
XII. RESERVE DEPOSITS		-	**146.372**	**146.372**	-	**91.690**	**91.690**
XIII. SUNDRY DEBTORS		**34.869**	**1.158**	**36.027**	**27.851**	**956**	**28.807**
XIV. ACCRUED PROFIT SHARE AND INCOME RECEIVABLE	(V.I.10)	**87.472**	**7.373**	**94.845**	**35.947**	**11.176**	**47.123**
14.1 Loans		83.389	6 621	90 010	33 336	10.771	44 107
14.2 Marketable securities		-	-	-	-	-	-
14.3 Other		4 083	752	4 835	2 611	405	3 016
XV. PROPERTY AND EQUIPMENT (Net)		**46.557**	-	**46.557**	**35.411**	-	**35.411**
15.1.Book value		81.636	-	81.636	64 612	-	64 612
15.2.Accumulated Depreciation (-)		(35 079)	-	(35 079)	(29 201)	-	(29 201)
XVI. INTANGIBLE ASSETS (Net)		**4.594**	-	**4.594**	**5.059**	-	**5.059**
16.1 Goodwill		4.111	-	4 111	4.111	-	4.111
16.2.Other		4.339	-	4 339	3 690	-	3 690
16.3 Accumulated Amortisation (-)		(3.856)	-	(3 856)	(2.742)	-	(2.742)
XVII. DEFERRED TAX ASSET	(V.I.11)	**5.916**	-	**5.916**	**20.955**	-	**20.955**
XVIII. OTHER ASSETS	(V.I.12)	**40.787**	**12**	**40.799**	**33.248**	**1**	**33.249**
TOTAL ASSETS		**2.903.710**	**922.012**	**3.825.722**	**2.126.603**	**510.527**	**2.637.130**

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET							
		THOUSAND NEW TURKISH LIRA			THOUSAND NEW TURKISH LIRA		
		CURRENT PERIOD Reviewed (30/09/2006)			PRIOR PERIOD Audited (31/12/2005)		
LIABILITIES	Disc.	TRY	FC	TOTAL	TRY	FC	TOTAL
I. FUNDS COLLECTED	(V.II.1)	**1.643.744**	**1.222.307**	**2.866.051**	**1.276.259**	**840.545**	**2.116.804**
1.1.Current Accounts		326 390	340 450	666 840	302.751	263 712	566 463
1.2.Profit Sharing Accounts		1.317.354	881.857	2.199.211	973.508	576 833	1.550 341
II. INTERBANK MONEY MARKET	(V II.2)	-	-	-	-	-	-
III. FUNDS BORROWED	(V.II.3)	-	**103.248**	**103.248**	-	**14.052**	**14.052**
3.1 Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2.Other funds borrowed		-	103.248	103.248	-	14.052	14 052
3.2.1.Domestic banks and institutions		-	-	-	-	-	-
3 2.2 Foreign banks, institutions and funds		-	103.248	103.248	-	14.052	14 052
IV. MARKETABLE SECURITIES ISSUED (Net)	(V.II.4)	-	-	-	-	-	-
V. SUNDRY CREDITORS	(V.II.6)	**103.985**	**4.627**	**108.612**	**66.657**	**7.680**	**74.337**
VI. OTHER LIABILITIES	(V.II.7)	**19.428**	**8.227**	**27.655**	**34.708**	**12.087**	**46.795**
VII. TAXES AND OTHER DUES PAYABLE		**10.192**	**4**	**10.196**	**8.218**	**4**	**8.222**
VIII. FINANCE LEASE PAYABLES (Net)	(V.II.8)	**2.550**	**442**	**2.992**	-	**1.595**	**1.595**
8.1.Finance Lease Payables		2 699	447	3 146	-	1.629	1.629
8.2 Deferred finance lease expenses (-)		(149)	(5)	(154)	-	(34)	(34)
IX. ACCRUED PROFIT SHARE AND EXPENSES PAYABLE	(V.II.9)	**19.406**	**4.045**	**23.451**	**17.741**	**2.501**	**20.242**
9 1.Profit Sharing Accounts		19.406	3.430	22 836	17.741	2 246	19.987
9 2.Borrowings		-	615	615	-	255	255
9.3 Other		-	-	-	-	-	-
X. PROVISIONS	(V.II.10)	**93.219**	**3.724**	**96.943**	**53.286**	**2.845**	**56.131**
10 1.General provisions		18 294	3.724	22.018	12.206	2 845	15.051
10 2.Reserve for employee termination benefits		646	-	646	745	-	745
10.3.Provisions for income taxes		21.608	-	21.608	2.218	-	2.218
10 4.Other provisions		52 671	-	52 671	38.117	-	38.117
XI. SUBORDINATED LOANS		-	-	-	-	-	-
XII. DEFERRED TAX LIABILITY		-	-	-	-	-	-
XIII.MINORITY INTEREST		**6.901**	-	**6.901**	**5.228**	-	**5.228**
XIV. SHAREHOLDERS' EQUITY	(V.II.11)	**579.673**	-	**579.673**	**293.724**	-	**293.724**
14.1.Paid-in capital		300 000	-	300 000	240.000	-	240 000
14.2.Supplementary capital		**150.000**	-	**150.000**	-	-	-
14 2.1.Share premium	(V.II 12)	150 000	-	150 000	-	-	-
14.2.2 Share cancellation profits		-	-	-	-	-	-
14 2.3.Marketable securities value increase fund		-	-	-	-	-	-
14 2 4.Revaluation fund		-	-	-	-	-	-
14 2 5 Value increase in revaluation fund		-	-	-	-	-	-
14.2 6 Other capital reserves		-	-	-	-	-	-
14.2 7 Inflation Adjustment to paid-in capital		-	-	-	-	-	-
14 3.Profit reserves		38 570	-	38.570	35.931	-	35.931
14.3.1.Legal reserves		7.545	-	7.545	5.593	-	5.593
14.3 2 Status reserves		-	-	-	-	-	-
14.3.3 Extraordinary reserves		31.025	-	31.025	30 338	-	30 338
14 3 4 Other profit reserves		-	-	-	-	-	-
14.4. Profit or loss		91.103	-	91.103	17.793	-	17.793
14 4.1.Prior periods profit/loss		(4 857)	-	(4 857)	(72 408)	-	(72.408)
14 4.1.1 Group Share		(4 495)	-	(4 495)	(72.142)	-	(72.142)
14 4.1.2 Minority Share		(362)	-	(362)	(266)	-	(266)
14 4.2.Current year profit/loss		95.960	-	95 960	90 201	-	90.201
14 4 2.1. Group Share		95 633	-	95 633	90 286	-	90 286
14 4 2.2 Minority Share		327	-	327	(85)	-	(85)
TOTAL LIABILITIES		**2.479.098**	**1.346.624**	**3.825.722**	**1.755.821**	**881.309**	**2.637.130**

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED OFF BALANCE SHEET COMMITMENTS							
		THOUSAND NEW TURKISH LIRA			THOUSAND NEW TURKISH LIRA		
		CURRENT PERIOD Reviewed (30/09/2006)			PRIOR PERIOD Audited (31/12/2005)		
	Disc.	TRY	FC	TOTAL	TRY	FC	TOTAL
A. OFF BALANCE SHEET COMMITMENTS (I+II+III)		**3.614.688**	**2.787.203**	**6.401.891**	**2.658.056**	**1.739.795**	**4.397.851**
I. GUARANTEES AND WARRANTIES	(V.IV.2-3)	**2.923.800**	**2.787.203**	**5.711.003**	**2.172.616**	**1.739.795**	**3.912.411**
1.1.Letters of guarantee		2 910 698	1.804 788	4 715 486	2.149.017	1.122.520	3 271.537
1.1.1.Guarantees subject to State Tender Law		-	-	-	-	-	-
1.1.2 Guarantees given for foreign trade operations		-	-	-	-	-	-
1.1.3 Other letters of guarantee		2.910 698	1.804 788	4 715.486	2 149.017	1.122.520	3.271.537
1.2 Bank acceptances		-	151.731	151.731	-	70 820	70 820
1.2 1.Import letter of acceptance		-	151.731	151.731	-	70 820	70.820
1.2.2.Other bank acceptances		-	-	-	-	-	-
1.3 Letters of credit		-	801.564	801.564	-	530.818	530 818
1.3 1.Documentary letters of credit		-	-	-	-	-	-
1.3 2 Other letters of credit		-	801.564	801.564	-	530 818	530 818
1.4 Prefinancing given as guarantee		-	-	-	-	-	-
1.5.Endorsements		-	-	-	-	-	-
1.5.1.Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5 2.Other endorsements		-	-	-	-	-	-
1.7.Other guarantees		13 102	29 120	42 222	23.599	15 637	39 236
1.7.Other sureties		-	-	-	-	-	-
II. COMMITMENTS	(V.IV.2)	**690.888**	-	**690.888**	**485.440**	-	**485.440**
2.1.Irrevocable commitments		690 888	-	690 888	485.440	-	485 440
2.1 1.Asset purchase commitments		-	-	-	-	-	-
2.1.2 Share capital commitment to associates and subsidiaries		-	-	-	-	-	-
2 1.3.Loan granting commitments		-	-	-	-	-	-
2.1.4 Securities underwriting commitments		-	-	-	-	-	-
2.1.5 Commitments for reserve deposit requirements		-	-	-	-	-	-
2 1.6 Payment commitments for checks		302.083	-	302.083	251.256	-	251.256
2 1.7.Tax and fund liabilities from export commitments		-	-	-	-	-	-
2.1.8 Commitments for credit card expenditure limits		388.805	-	388.805	232.148	-	232.148
2 1.9.Receivables from short sale commitments		-	-	-	-	-	-
2.1.10 Payables for short sale commitments		-	-	-	-	-	-
2 1.11.Other irrevocable commitments		-	-	-	2.036	-	2 036
2 2.Revocable commitments		-	-	-	-	-	-
2.2.1.Revocable loan granting commitments		-	-	-	-	-	-
2 2 2.Other revocable commitments		-	-	-	-	-	-
III. DERIVATIVE FINANCIAL INSTRUMENTS		-	-	-	-	-	-
3 1.Forward foreign currency buy/sell transactions		-	-	-	-	-	-
3.1.1 Forward foreign currency transactions-buy		-	-	-	-	-	-
3 1.2 Forward foreign currency transactions-sell		-	-	-	-	-	-
3.1.3 Other forward buy/sell transactions		-	-	-	-	-	-
3 2 Other		-	-	-	-	-	-
B. CUSTODY AND PLEDGED SECURITIES (IV+V+VI)		**32.069.709**	**24.862.312**	**56.932.021**	**5.393.977**	**1.012.454**	**6.406.431**
IV. ITEMS HELD IN CUSTODY		**1.089.719**	**685.450**	**1.775.169**	**830.998**	**395.016**	**1.226.014**
4.1.Assets under management		-	-	-	-	-	-
4.2 Investment securities held in custody		-	-	-	-	-	-
4 3 Checks received for collection		994 593	172.436	1.167 029	670 849	99 030	769.879
4 4 Commercial notes received for collection		95.123	75.875	170 998	160 148	98 491	258 639
4 5 Other assets received for collection		-	437 139	437.139	-	197 495	197.495
4 6 Assets received for public offering		-	-	-	-	-	-
4 7.Other items under custody		3	-	3	1	-	1
4 8 Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**30.979.990**	**24.176.862**	**55.156.852**	**4.562.979**	**617.438**	**5.180.417**
5 1.Marketable securities		98 641	126 961	225 602	-	-	-
5 2 Guarantee notes		11.290 538	9 119.283	20.409.821	251	5	256
5.3 Commodity		261.544	53 835	315.379	-	-	-
5 4 Warranty		-	-	-	-	-	-
5 5.Mortgages		4 060 176	765.930	4 826 106	2.739 592	536 588	3 276 180
5 6 Other pledged items		15 269 091	14.110 853	29 379 944	1.823 136	80 845	1.903 981
5 7.Pledged items-depository		-	-	-	-	-	-
VI. ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES		-	-	-	-	-	-
TOTAL OFF BALANCE SHEET COMMITMENTS (A+B)		**35.684.397**	**27.649.515**	**63.333.912**	**8.052.033**	**2.752.249**	**10.804.282**

ASYA KATILIM BANKASI A.Ş.
CONSOLIDATED INCOME STATEMENT

INCOME STATEMENT	Dipnot	THOUSAND NEW TURKISH LIRA Reviewed CURRENT PERIOD (01.01.2006 - 30.09.2006)	THOUSAND NEW TURKISH LIRA Reviewed PRIOR PERIOD (01.01.2005 - 30.09.2005)	THOUSAND NEW TURKISH LIRA Reviewed CURRENT PERIOD (01.07.2006 - 30.09.2006)	THOUSAND NEW TURKISH LIRA Reviewed PRIOR PERIOD (01.07.2005 - 30.09.2005)
PROFIT SHARE INCOME	(V.III.1)	335.287	222.712	135.479	81.004
1.1 Profit share on loans		281.082	195.566	114.513	70.238
1.1.1 Profit share on TRY loans		262.041	161.460	110.123	57.533
1.1.1.1.Short term loans		178.248	135.219	68.550	47.020
1.1.1.2 Medium and long term loans		83.793	26.241	41.573	10.515
1.1.2 Profit share on foreign currency loans		8.247	31.846	2.775	11.831
1.1.2.1 Short term loans		6.278	27.927	1.569	10.112
1.1.2.2 Medium and long term loans		1.969	3.919	1.206	1.719
1.1.3 Profit share on loans under follow-up		10.794	2.260	1.615	872
1.2 Income received from reserve deposits		9.615	5.616	4.142	2.106
1.3 Income received from banks and finance houses		17.924	7.032	7.631	1.582
1.3.1.The Central Bank of Turkey		-	-	-	-
1.3.2 Domestic banks and finance houses		492	-	175	-
1.3.3 Foreign banks and finance houses		17.432	7.032	7.456	1.582
1.4 Income received from money market transactions		-	-	-	-
1.5 Income received from marketable securities portfolio		-	-	-	-
1.5.1.Trading securities		-	-	-	-
1.5.2 Available-for-sale securities		-	-	-	-
1.5.3 Held to maturity securities		-	-	-	-
1.6 Finance lease income		26.666	14.498	9.193	5.878
1.7 Other profit share income		-	-	-	-
II. PROFIT SHARE EXPENSE	(V.III.2)	(146.304)	(117.994)	(60.632)	(42.525)
2.1 Expense on profit sharing accounts		(144.197)	(116.298)	(59.581)	(40.973)
2.1.1 Expense on TRY profit sharing account		(121.665)	(93.088)	(51.508)	(33.633)
2.1.1.1 Banks and finance houses		-	-	-	-
2.1.1.2 Real persons		(102.862)	(72.151)	(42.127)	(29.726)
2.1.1.3 Public institutions		(17)	(4.593)	-	(429)
2.1.1.4 Commercial institutions		(18.461)	(15.323)	(9.381)	(2.954)
2.1.1.5 Other institutions		(325)	(1.021)	-	(524)
2.1.2.Expense on foreign currency profit sharing account		(22.532)	(23.210)	(8.073)	(7.340)
2.1.2.1 Banks and finance houses		-	-	-	-
2.1.2.2 Real persons		(17.607)	(16.248)	(6.074)	(4.048)
2.1.2.3 Public institutions		-	(1.340)	-	(793)
2.1.2.4 Commercial institutions		(4.904)	(5.426)	(1.999)	(2.350)
2.1.2.5 Other institutions		(21)	(196)	-	(149)
2.1.3 Precious metals deposits		-	-	-	-
2.2.Expense on money market transactions		-	-	-	-
2.3 Expense on funds borrowed		(1.281)	(126)	(614)	(126)
2.3.1.The Central Bank of Turkey		-	-	-	-
2.3.2 Domestic banks and finance houses		-	-	-	-
2.3.3 Foreign banks		(1.281)	(126)	(614)	(126)
2.3.4 Branches and offices abroad		-	-	-	-
2.3.5 Other financial institutions		-	-	-	-
2.4 Expense on securities issued		-	-	-	-
2.5 Other profit share expense		(826)	(1.570)	(437)	(1.426)
III. NET PROFIT SHARE INCOME (I - II)		188.983	104.718	74.847	39.279
IV. NET FEES AND COMMISSIONS INCOME		91.207	60.478	36.774	22.620
4.1 Fees and commissions received		119.930	72.440	45.771	27.658
4.1.1 Cash loans		19.826	11.407	8.549	4.578
4.1.2 Non-cash loans		62.649	35.673	23.525	12.212
4.1.3 Other		37.455	25.360	13.697	10.868
4.2 Fees and commissions paid		(28.723)	(11.962)	(8.997)	(5.038)
4.2.1 Cash loans		(89)	-	(89)	-
4.2.2 Non-cash loans		-	-	17	4
4.2.3 Other		(28.634)	(11.962)	(8.925)	(5.042)
V. DIVIDEND INCOME		-	-	-	-
5.1 Trading securities		-	-	-	-
5.2. Available-for-sale securities		-	-	-	-
VI. NET TRADING INCOME		(41.933)	7.519	25.752	2.877
6.1 Profit (loss) on trading account securities (Net)		-	-	-	-
6.1.1 Profit on trading securities		-	-	-	-
6.1.1.1 Profit on derivative financial instruments		-	-	-	-
6.1.1.2 Other		-	-	-	-
6.1.2 Losses on trading account securities (-)		-	-	-	-
6.1.2.1 Losses on derivative financial instruments		-	-	-	-
6.1.2.2 Other		-	-	-	-
6.2 Foreign exchange gains (loss) (Net)		(41.933)	7.519	25.752	2.877
6.2.1 Foreign exchange gains		745.607	132.766	232.256	51.364
6.2.2 Foreign exchange losses (-)		(787.540)	(125.247)	(206.504)	(48.487)
VII. OTHER OPERATING INCOME	(V.III.3)	136.225	16.280	2.607	5.826
VIII. TOTAL OPERATING INCOME (III+IV+V+VI+VII)		374.482	188.995	139.980	70.602
IX. PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)	(V.III.4)	(58.739)	(32.517)	(12.173)	(6.326)
X. OTHER OPERATING EXPENSES (-)		(183.135)	(82.280)	(70.172)	(28.035)
XI. NET OPERATING INCOME (VIII-IX-X)		132.608	74.198	57.635	36.241
XII. PROFIT/(LOSS) FROM ASSOCIATES AND SUBSIDIARIES	(V.III.5)	-	(898)	-	(1.119)
XIII. GAIN / (LOSS) ON NET MONETARY POSITION		-	-	-	-
XIV. PROFIT BEFORE TAXES (XI+XII+XIII)		132.608	73.300	57.635	35.122
XV. PROVISION FOR TAXES ON INCOME (+/-)	(V.III.6)	(36.648)	(5.482)	(12.077)	(2.670)
15.1 Current Tax Provision		(21.608)	(3.254)	(9.585)	(319)
15.2 Deferred Tax Provision		(15.040)	(2.228)	(2.492)	(2.351)
XVI. NET OPERATING PROFIT/(EXPENSE) AFTER TAXES (XIV+XV)		95.960	67.818	45.558	32.452
XVII. EXTRAORDINARY INCOME/(EXPENSE) AFTER TAXES		-	-	-	-
17.1 Extraordinary net income (expense) before taxes		-	-	-	-
17.1.1 Extraordinary income		-	-	-	-
17.1.2 Extraordinary expense (-)		-	-	-	-
17.2 Provision for taxes on extraordinary income		-	-	-	-
PROFIT/(LOSS) ON UNCONSOLIDATED INVESTMENTS (+/-)		-	-	-	-
XVIII. NET PROFIT/(LOSS) (XVI+XVII+XVIII)	(V.III.7)	95.960	67.818	45.558	32.452
19.1 Profit (Loss) of group		95.633	67.818	45.318	32.452
19.2 Profit (Loss) of minority		327	-	240	-
Profit/(Loss) Per Share*		0,310777	0,565150	0,151060	0,270433

(*) Illustrated as full New Turkish Lira

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
THOUSANDS OF NEW TURKISH LIRA (TRY)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Paid-in Capital	Other capital reserves	Share premiums	Share certificate cancellation profit	Legal Reserves	Status reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income/(Loss)	Prior Period Net Income/(Loss)	Revaluation Fund	Revaluation Surplus	Marketable Securities Value Increase Fund	Total
	PRIOR PERIOD Reviewed (01/01-30/09/2005)														
I.	Balances at the end of prior period	120 000	53.163			3.694		10.368		59 970	(96 853)	375			150 717
	Increases in the period														
II.	Available for sale marketable securities														
2.1	Net fair value gains/(losses)														
III.	Cash flow hedges														
3.1	Net fair value gains/(losses)														
	Transferred Amounts														
IV.	Available for sale marketable securities														
4.1	Transfers to net income														
V.	Cash flow hedges														
5.1	Transfers to net income														
5.2	Transfers to assets														
VI.	Current year profit									67 818					67 818
VII.	Profit Distribution					1 883		26 176		(59 970)	24 711				(7.200)
7.1	Dividends									(7 200)					(7.200)
7.2	Transfers to reserves					1 883		26 176		(28.059)					
7.3	Other									(24 711)	24 711				
VIII.	Increase in capital											257			257
8.1	Cash														
8.2	Revaluation Fund											257			257
8.3	Inflation adjustment to paid-in capital														
8.4	Issuance of share certificates														
8.5	Foreign exchange differences														
8.6	Other														
IX.	Convertible bonds														
	Balances at the end of period (I+II+III+IV+V+VI+VII+VIII+IX)	120 000	53.163			5.577		36 544		67 818	(72.142)	632			211 392
	CURRENT PERIOD Reviewed (01/01-30/09/2006)														
I.	Balances at end of prior period	240.000				5.593		30.338		90 286	(72 142)				294.075
	Increases in the period														
II.	Available for sale marketable securities														
2.1	Net fair value gains/(losses)														
III.	Cash flow hedges														
3.1	Net fair value gains/(losses)														
	Transferred Amounts														
IV.	Available for sale marketable securities														
4.1	Transfers to net income														
V.	Cash flow hedges														
5.1	Transfers to net income														
5.2	Transfers to assets														
VI.	Current year profit									95 633					95 633
VII.	Profit Distribution					1 952		687		(90 286)	67 647				(20 000)
7.1	Dividends										(20 000)				(20 000)
7.2	Transfers to reserves					1.952		687			(2 639)				
7.3	Other									(90.286)	90 286				
VIII.	Increase in capital	60 000		150 000											210 000
8.1	Cash														
8.2	Revaluation Fund														
8.3	Inflation adjustment to paid-in capital														
8.4	Issuance of share certificates	60 000		150 000											210 000
8.5	Foreign exchange differences														
8.6	Other														
IX.	Convertible bonds														
	Balances at the end of period(I+II+III+IV+V+VI+VII+VIII+IX)	300 000		150 000		7 545		31.025		95 633	(4 495)				579 708

ASYA KATILIM BANKASI A.Ş.
CONSOLIDATED STATEMENT OF CASH FLOW

	Disc.	THOUSAND NEW TURKISH LIRA Reviewed CURRENT PERIOD (01/01/2006 - 30/09/2006)	THOUSAND NEW TURKISH LIRA Reviewed PRIOR PERIOD (01/01/2005 - 30/09/2005)
A. CASH FLOWS FROM BANKING OPERATIONS			
1.1. Operating profit before changes in operating assets and liabilities(+)		**141.825**	**68.999**
1.1.1.Profit share received(+)		287.565	217.173
1.1.2.Profit share paid(-)		(143.095)	(117.283)
1.1.3.Dividend received(+)		-	-
1.1 4.Fees and commissions received(+)		119.930	72.440
1.1.5 Other income(+)		109.976	23.799
1.1 6 Collections from previously written off loans and other receivables(+)		10.794	-
1.1.7.Payments to personnel and service suppliers(-)		(62.356)	(39 763)
1.1 8.Taxes paid(-)		(6 840)	(2.151)
1.1 9 Extraordinary items(+/-)		-	-
1 1.10 Other (+/-)		(174.149)	(85 216)
1.2. Changes in operating assets and liabilities		**58.333**	**(168.043)**
1.2.1.Net increase (decrease) in trading securities(+/-)		-	-
1.2.2.Net increase (decrease) in due from banks and finance houses (+/-)		(54 682)	(27.787)
1.2.3 Net increase (decrease) in loans		(723 659)	(657.656)
1.2 4 Net increase (decrease) in other assets(+/-)		(14.770)	(2.323)
1.2.5.Net increase (decrease) in funds collected from banks and finance houses (+/-)		100 377	144 470
1.2 6 Net increase (decrease) in other funds collected (+/-)		648 870	320 916
1 2 7.Net increase (decrease) in funds borrowed(+/-)		89.196	(6 964)
1.2 8 Net increase (decrease) in matured payables(+/-)		-	-
1.2.9.Net increase (decrease) in other liabilities(+/-)		13 001	61.301
I. Net cash provided from banking operations(+/-)		**200.158**	**(99.044)**
B. CASH FLOWS FROM INVESTING ACTIVITIES			
II. Net cash provided from investing activities(+/-)		**(18.899)**	**(32.402)**
2 1.Cash paid for purchase of investments, associates and subsidiaries(-)		(7.302)	(30 775)
2 2 Cash obtained from sale of investments, associates and subsidiaries(+)		-	-
2.3.Fixed assets purchases(-)		(14.743)	-
2 4 Fixed assets sales(+)		3.146	(1.460)
2 5 Cash paid for purchase of investments available for sale (-)		-	-
2.6 Cash obtained from sale of investments available for sale (+)		-	-
2.7 Cash paid for purchase of investment securities(-)		-	-
2.8 Cash obtained from sale of investment securities(+)		-	-
2.9.Extraordinary items(+/-)		-	-
2.10 Other (+/-)		-	(167)
C. CASH FLOWS FROM FINANCING ACTIVITIES			
III. Net cash provided from financing activities(+/-)		**190.000**	**(6.943)**
3.1 Cash obtained from funds borrowed and securities issued(+)		-	-
3 2 Cash used for repayment of funds borrowed and securities issued(-)		-	-
3.3.Capital increase(+)		210.000	-
3 4 Dividends paid(-)		(20 000)	(7 200)
3.5.Payments for finance leases(-)		-	-
3.6 Extraordinary items(+/-)		-	-
3.7.Other(+/-)		-	257
IV.Effect of change in foreign exchange rate on cash and cash equivalents		**(41.933)**	**7.519**
V. Net increase in cash and cash equivalents(I+II+III+IV)		**329.326**	**(130.870)**
VI. Cash and cash equivalents at beginning of the year(+)	(V.V.1)	**298.958**	**333.394**
VII. Cash and cash equivalents at end of the year(V+VI)	(V.V 2)	**628.284**	**202.524**

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION THREE

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS

I. Information and Disclosures Related to Changes in Accounting Policies:

The consolidated financial statements are prepared in conformity with the "Regulation on Accounting Practice" (RAP) Communiqué 15 "Preparation of Consolidated Financial Statements and Standards on Accounting of Subsidiaries, Joint ventures and Associates" in the current period.

Accounting policies and methods used for the year end financial statements are applied in current period without any change.

As prescribed in the Article 37 of the Banking Act No. 5411, banks have to be in line with the principles and procedures established by the Banking Regulation and Supervision Agency ("BRSA") to ensure uniformity in their accounting systems; correctly record all their transactions; and timely and accurately prepare their financial reports in a style and format that will meet the requirements of providing information, that is clearly reliable and comparable and that is suitable for auditing, analysis and interpretation.

Banks shall not settle their balance sheets without ensuring reconciliation with legal and auxiliary books and records, branches and domestic and foreign correspondents.

The Bank prepares its statutory books, financial statements, and all related documents that provide a basis for those financial statements in accordance with the Turkish Commercial Code and Tax Legislation.

The Bank prepares its consolidated financial statements according to the prevailing Regulation on Accounting Practice ("RAP") and related communiqués and other regulations applicable in accordance with the Article 13 under the heading of 'Accounting and Recording' of the revoked Banks Act No.4389, as per the provisional Article 1 of the Banking Act No.5411.

In accordance with the decree published by the Banking Regulatory and Supervisory Agency ("BRSA") for the purpose of making changes in the prevailing Regulations on Accounting Practice ("RAP") as at 29 November 2004, the finance houses are required to prepare their annual balance sheets and income statements effective from 1 January 2005 based on the prevailing Regulations on Accounting Practice ("RAP") and the uniform chart of accounts, balance sheet, income statement and the circular explaining principles of application and preparation of them. Therefore, the Bank has started to prepare its statutory books in accordance with the aforementioned regulations in addition to Turkish Commercial Code and Tax Legislation effective from 1 January 2005.

As it was mentioned in the above paragraph, the Bank has started to prepare its records based on the prevailing Regulations on Accounting Practice ("RAP"), the uniform chart of accounts, and the circular explaining principles of application and preparation of them effective from 1 January 2005. Based on the communiqué of BRSA dated 10 March 2006, for comparison purposes as of 31 December 2005, the Bank has reissued its financial statements as of 31 December 2004 based on the prevailing Regulations on Accounting Practice ("RAP") and in order to reflect any change in accounting policies or methods to the period which it belongs to, the Bank has also made necessary adjustments to its financial statements as of 31 December 2003.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION THREE (Cont'd)

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS (Cont'd)

II. Seasonal or Periodical Transactions

None.

III. Discontinuing Operations and Fundamental Errors

None.

IV. Nature and Amount of the Transactions that are Related to Extraordinary Activities

None.

V. Changes in Management Estimates Made in the Prior Period Relating to the Current Period and Realized Values of Management Estimates Made in the Prior Period Relating to the Current Period

No material transaction has been recorded based on the estimations in the prior period financial statements, other than some general expenses. The difference between such estimated values and realizations did not have a material impact on the financial statements.

VI. Debt Securities, Issue of Capital Instruments and the Payments Related to These Activities

In accordance with the General Assembly decision dated 29 December 2005, the capital of the Bank has been increased by TRY 60.000 Thousand with the initial public offering on 12 May 2006, while the rights of preference of the shareholders have been restrained accordingly. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand have been devolved to capital accounts and share premium accounts, respectively.

VII. Earnings Per Share and Dividends Paid

As of 30 September 2006, there is neither earnings per share nor any dividend payment. On 5 April 2006, the Parent Bank paid TRY 20.000 Thousand from the profit of year 2005 as dividend to the shareholders.

VIII. Subsequent Events

None.

SECTION THREE (Cont'd)

INFORMATION AND DISCLOSURES RELATED TO INTERIM FINANCIAL STATEMENTS (Cont'd)

IX. Acquisition and Disposal of Subsidiaries and Long Term Investments, Restructuring or Discontinuing Operations

None.

X. Changes in Contingent Assets and Liabilities

As of the balance sheet date, there are 446 ongoing court cases against the Group amounting to TRY 4.227 Thousand in total. TRY 114 Thousand of ongoing court cases are concerned with various insurance recourse payables.

SECTION FOUR

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE

I. Information and Disclosures Related to Capital Adequacy Standard Ratio

The capital adequacy ratio of the Group based on the consolidated financial statements is 18,62%. The capital adequacy ratio is calculated according to the "Regulation of Measurement and Assessment of Capital Adequacy of Bank" which was published on 31 January 2002 in the Official Gazette numbered 24657. In the computation of capital adequacy standard ratio, information prepared in accordance with the statutory accounting requirements are used.

As per the Banking Law, related with, capital adequacy standard ratio calculation, risk weighted assets, liabilities, and non-cash loans are classified according to guarantee groups and evaluated in the related risk group.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

	Risk Weights				Risk Weights			
	Consolidated				Bank			
	0%	20%	50%	100%	0%	20%	50%	100%
Risk Weighted Assets, Liabilities and Non-Cash Loans								
Balance Sheet Items (Net)	393.014	500.801	1.616.578	1.300.926	392.995	489.035	1.616.578	1.268.713
Cash and Cash Equivalents	27.964	-	-	-	27.945	-	-	-
Due From Banks	98.633	499.342	-	886	98.633	487.576	-	886
Finance Houses	-	1.459	-	-	-	1.459	-	-
Reserve Requirements	146.372	-	-	-	146.372	-	-	-
Loans	104.318	-	1.276.063	1.035.244	104.318	-	1.276.063	1.035.244
Overdue Loans (Net)	-	-	-	47.491	-	-	-	47.491
Subsidiaries, Associates and Sec.Available For Sale	-	-	-	51.777	-	-	-	51.696
Sundry Debtors	-	-	-	36.027	-	-	-	6.645
Securities Held to Maturity (Net)	-	-	-	-	-	-	-	-
Advances For Assets Acquired by Finance Lease	-	-	-	-	-	-	-	-
Finance Lease Receivables	-	-	307.400	-	-	-	307.400	-
Leased Assets (Net)	-	-	9.242	-	-	-	9.242	-
Property and Equipment (Net)	-	-	-	26.579	-	-	-	24.712
Other Assets	12.879	-	-	34.798	12.879	-	-	34.384
Accrued Profit Share and Income Accruals	2.848	-	23.873	68.124	2.848	-	23.873	67.655
Off- Balance Sheet items	163.734	2.429.808	711.230	96.922	163.734	2.429.798	711.230	96.922
Guarantees and Sureties	163.734	2.429.808	246.904	96.922	163.734	2.429.798	246.904	96.922
Commitments	-	-	464.326	-	-	-	464.326	-
Other Off –Balance Sheet Items	-	-	-	-	-	-	-	-
Transactions Related with Derivative Financial Instruments	-	-	-	-	-	-	-	-
Not Risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	556.748	2.930.609	2.327.808	1.397.848	556.729	2.918.833	2.327.808	1.365.635

Summary Information on the Capital Adequacy Standard Ratio of the Bank:

	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
Total Risk Weighted Assets (*)	3.147.874	2.231.198	3.113.305	2.201.350
Amount Subject to Market Risk	33.500	52.713	36.050	50.863
Shareholders' Equity	592.307	296.262	572.463	282.360
Shareholders' Equity / (TRWA + ASMR) *100	%18.62	%12.97	%18.18	%12.54

*(*)**TRWA**: Total Risk Weighted Assets **ASMR**: Amount Subject to Market Risk*

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

Information Related to Components of Shareholder's Equity:

CORE CAPITAL	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
Paid-in Capital	300.000	240.000	300.000	240.000
Nominal capital	300.000	240.000	300.000	240.000
Capital commitments (-)	-	-	-	-
Adjustment to paid-in capital (*)	6.901	5.228	-	-
Share premium	150.000	-	150.000	-
Legal reserves	7.545	5.593	7.509	5.577
First legal reserve (Turkish Commercial Code 466/1)	5.618	4.466	5.582	4.450
Second legal reserve (Turkish Commercial Code 466/2)	1.927	1.127	1.927	1.127
Other legal reserve per special legislation	-	-	-	-
Status reserves	-	-	-	-
Extraordinary reserves	31.025	30.338	31.025	30.338
Reserves allocated by the General Assembly	31.025	30.338	31.025	30.338
Retained earnings	-	-	-	-
Foreign currency share capital exchange differences	-	-	-	-
Profit	95.960	90.201	95.635	94.761
Current year profit	95.960	90.201	95.635	94.761
Prior years' profits	-	-	-	-
Loss (-)	(4.856)	(72.408)	-	(72.142)
Current year loss	-	-	-	-
Prior years' losses	(4.856)	(72.408)	-	(72.142)
Total Core Capital	586.575	298.952	584.169	298.534
SUPPLEMENTARY CAPITAL	20.135	10.032	20.135	10.032
Revaluation Fund	-	-	-	-
Furniture, fixture and vehicles	-	-	-	-
Properties	-	-	-	-
Profit on sale of associates, subsidiaries and properties to be transferred to share capital	-	-	-	-
Revaluation fund of leasehold improvements	-	-	-	-
Revaluation fund	-	-	-	-
Foreign exchange differences	-	-	-	-
General provisions	15.135	10.032	15.135	10.032
Provisions for possible losses	5.000	-	5.000	-
Subordinated loans	-	-	-	-
Marketable securities and investment securities value increase fund	-	-	-	-
Associates and subsidiaries	-	-	-	-
Investments available-for-sale	-	-	-	-
TOTAL SUPPLEMENTARY CAPITAL	-	-	-	-
TIER III CAPITAL	-	-	-	-
CAPITAL	606.710	308.984	604.304	308.566

(*) Minority Share

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Information and Disclosures Related to Capital Adequacy Standard Ratio (Cont'd):

Information Related to Components of Shareholder's Equity (Cont'd):

	Consolidated		Bank	
	Current Period	Prior Period	Current Period	Prior Period
DEDUCTIONS FROM THE CAPITAL	(14.403)	(12.722)	(31.841)	(26.206)
Investments in financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws	(35)	(127)	(19.846)	(16.570)
Leasehold improvements	(10.736)	(8.869)	(10.735)	(8.868)
Start up costs	-	-	-	-
Prepaid expenses	(1.310)	(786)	(1.260)	(768)
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-	-	-
Subordinated loans given to other banks operating in Turkey	-	-	-	-
Consolidated goodwill (Net)	(2.322)	(2.940)	-	-
Capitalized expenses	-	-	-	-
TOTAL SHAREHOLDERS EQUITY	592.307	296.262	572.463	282.360

II. Information and Disclosures Related to Market Risk:

The amount subject to market risk is calculated and reported with the Standard Method described in the 4th section of the "Communiqué related to the Measurement and Evaluation of Banks' Capital Adequacy", published in the Official Gazette No. 24657 dated 31 January 2002. Market risk is measured on a monthly basis.

	Amount
Capital To Be Employed For Interest Rate Risk – Standard Method	-
Capital To Be Employed For General Market Risk	-
Capital To Be Employed For Specific Risk	-
Capital To Be Employed For Options Subject To Interest Rate Risk	-
Capital To Be Employed For Currency Risk – Standard Method	2.680
Capital Liability	2.680
Capital To Be Employed For Options Subject To Currency Risk	-
Total Value-At-Risk (VAR)-Internal Model	-
Total Capital To Be Employed For Market Risk	2.680
Amount Subject To Market Risk	33.500

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

III. Information and Disclosures Related to Currency Risk:

The currency risk of the Group is monitored on a daily basis. Net foreign currency position/ capital ratio is also checked using the same basis.

The Group has no derivative instrument used for hedging.

The Standard Method stated in the statutory reportings is used to measure the currency risk of the Group. The risk measurements are performed on a monthly basis.

The announced current foreign exchange buying rates of the Parent Bank as of 30 September 2006 and the previous five working days are as follows:

	30 September 2006			
	1 USD Dollars	1 Euro	1 British Pound	1 Japanese Yen
"FC Evaluation Rate" of the Bank	1,49190	1,89258	2,80039	0,012633
Previously:				
25.09.2006 (Day 1)	1,48720	1,88826	2,80792	0,012653
26.09.2006 (Day 2)	1,51680	1,92463	2,87260	0,012925
27.09.2006 (Day 3)	1,50200	1,91636	2,85539	0,012871
28.09.2006 (Day 4)	1,51500	1,94067	2,88114	0,012995
29.09.2006 (Day 5)	1,46870	1,86903	2,78446	0,012559

The simple arithmetical average of the major current foreign exchange buying rates of the Parent Bank for thirty days is TRY 1,47527 per 1 US Dollar, TRY 1,87776 per 1 EURO, TRY 0,012577 per 1 JPY and TRY 2,78056 per 1 GBP.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

III. Information and Disclosures Related to Currency Risk (Cont'd):

Information on Currency Risk of the Group:

	EURO	USD	Yen	Other FC	Total
Current Period (30.09.2006)					
Assets					
Cash (cash in vault, effective, money in transit, cheques purchased) and balances with the Central Bank of Turkey	6.112	8.663	-	23	14.798
Due from other banks and financial institutions	240.538	183.454	4.491	5.316	433.799
Trading securities	-	-	-	-	-
Investment securities available-for-sale	-	-	-	-	-
Loans (*)	231.017	475.094	-	-	706.111
Investments in subsidiaries and associates	-	-	-	-	-
Investment securities held-to-maturity	-	-	-	-	-
Property and equipment	-	-	-	-	-
Goodwill	-	-	-	-	-
Other assets (**)	68.955	118.860	-	3	187.818
Total Assets	546.622	786.071	4.491	5.342	1.342.526
Liabilities					
Current and profit sharing accounts of banks and finance houses	407	1.856	-	51	2.314
Other current and profit sharing accounts	494.970	715.281	4.557	5.185	1.219.993
Funds provided from other financial institutions	47.315	55.933	-	-	103.248
Marketable securities issued	-	-	-	-	-
Sundry creditors	1.765	2.725	-	137	4.627
Other liabilities(***)	5.017	7.653	-	48	12.718
Total liabilities	549.474	783.448	4.557	5.421	1.342.900
Net on balance sheet position	(2.852)	2.623	(66)	(79)	(374)
Net off balance sheet position	-	-	-	-	-
Financial derivative assets	-	-	-	-	-
Financial derivative liabilities	-	-	-	-	-
Non-cash loans	612.282	2.120.694	34.976	19.251	2.787.203
Prior Period (31.12.2005)					
Total Assets	347.407	589.694	282	852	938.235
Total Liabilities	299.340	576.730	2.512	2.727	881.309
Net On Balance Sheet Position	48.067	12.964	(2.230)	(1.875)	56.926
Net Off Balance Sheet Position	-	-	-	-	-
Non-cash loans	334.679	1.380.973	17.498	6.645	1.739.795

(*) The foreign currency indexed loan in the amount of TRY 390.847 Thousand is added and foreign exchange losses of the foreign currency indexed loan in the amount of TRY 3.236 Thousand is substracted in this row.
(**)The foreign currency indexed loan accruals in amount of TRY 6.877 Thousand and foreign exchange gain accruals of the foreign currency indexed loan in the amount of TRY 26.026 Thousand are also shown in this row.

(***)Foreign currency general provision amounting to TRY 3.724 Thousand is excluded from other liabilities.

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

IV. Information and Disclosures Related to Interest Risk:

The Parent Bank operates in accordance with the principles of interest - free banking as a participation bank, therefore according to the Bank management, the Bank has no interest risk.

V. Information and Disclosures Related to Liquidity Risk:

The TRY and FC liquidity need of the Group is met by the funds collected. The Bank's cash inflows mainly come from profit share income and commissions earned from non-cash loans whereras the cash outflows mainly consist of profit share expense and operational expenses.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

V. Information and Disclosures Related to Liquidity Risk (Cont'd):

Presentation of Assets and Liabilities According to Their Maturities:

Current Period (30.09.2006)	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and over	Undistributed (*)	Total
Assets								
Cash (cash in vault, effectives, money in transit, cheques purchased) and Balances with the Central Bank of Turkey	126.597	-	-	-	-	-	-	126.597
Due from banks and other financial institutions	40.762	454.551	1.418	-	4.956	-	-	501.687
Trading securities	-	-	-	-	-	-	-	-
Investment securities available-for-sale	-	-	-	-	-	-	81	81
Loans (**)	-	326.174	327.068	436.337	657.274	976.172	47.491	2.770.516
Investment securities held-to-maturity	-	-	-	-	-	-	-	-
Other assets	4.407	55.877	13.754	16.184	13.412	27.238	295.969	426.841
Total assets	171.766	836.602	342.240	452.521	675.642	1.003.410	343.541	3.825.722
Liabilities								
Current and profit sharing accounts of finance houses	3.953	-	-	-	-	-	-	3.953
Other current and profit sharing accounts	662.887	1.831.983	227.837	88.460	43.530	7.401	-	2.862.098
Funds provided from other financial instruments	-	-	-	-	54.774	48.474	-	103.248
Marketable securities issued	-	-	-	-	-	-	-	-
Sundry creditors	2.109	1.756	-	2.810	-	101.586	351	108.612
Other liabilities	9.555	14.797	4.208	5.048	2.301	756	711.146	747.811
Total liabilities	678.504	1.848.536	232.045	96.318	100.605	158.217	711.497	3.825.722
Net Liquidity Gap	(506.738)	(1.011.934)	110.195	356.203	575.037	845.193	(367.956)	-
Prior Period (31.12.2005)								
Total Assets	168.958	359.707	285.954	351.111	492.743	704.032	274.625	2.637.130
Total Liabilities	574.685	1.217.812	172.794	65.871	113.669	90.421	401.878	2.637.130
Net Liquidity Gap	(405.727)	(858.105)	113.160	285.240	379.074	613.611	(127.253)	-

(*):Certain assets on the balance sheet that are necessary for the banking operations but not convertible into cash in short periods such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up are included in this column.
(**):The loans also include the receivables from leases.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I. Information And Disclosures Related to Assets:

1. Information Related to Account of the Central Bank of Turkey:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Demand Unrestricted Amount	97.625	1.008	96.212	282
Time Unrestricted Amount	-	-	-	-
Total	97.625	1.008	96.212	282

2. Information Related to Trading Securities:

2.1. Trading Securities Given as Collateral or Blocked:

None.

2.2. Trading Securities Subject to Repo Transactions:

None.

3. Information Related to Available For Sale Securities:

3.1. Main Types of Available for Sale Securities:

The available for sale securities compose of Tarım Sigortaları Havuz İşletmesi A.Ş. shares with a holding ratio of 6,25%

3.2. Information on Investment Securities Available-for-Sale:

	Current Period	Prior Period
Share certificates		
Quoted on a stock exchange	-	-
Not quoted	93	93
Impairment provision (-)	(12)	-
Total	81	93

3.3. Information on Available for Sale Securities Given as Collateral and Their Carrying Value:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

3. Information Related to Available For Sale Assets (Cont'd):

3.4. Information on the Available for Sale Securities Given as Guarantee/ Blocked:

None.

3.5. Available-for-sale Securities Subject to Repo Transactions:

None.

4. Information Related to Loans:

4.1. Information on All Types of Loans and Advances Given to Shareholders and Employees of the Group:

	Current Period		Prior Period	
	Cash Loans	Non-cash loans	Cash Loans	Non-cash loans
Direct loans granted to shareholders	29.493	15.284	22.186	14.376
Corporate shareholders	24.662	13.505	15.490	12.783
Real person shareholders	4.831	1.779	6.696	1.593
Indirect Loans granted to shareholders	100.824	113.223	107.099	110.102
Loans granted to employees	2.686	-	2.048	64
Total	133.003	128.507	131.333	124.542

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.2. Standard Loans and Other Receivables, Loans and Other Receivables Closely Monitored and Restructured and Rescheduled Loans and Receivables:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Loans	2.359.293	-	56.332	-
Discount Notes	-	-	-	-
Export Loans	104.387	-	-	-
Import Loans	29.954	-	-	-
Business Loans	-	-	-	-
Consumer Loans	235.737	-	-	-
Credit Cards	149.166	-	-	-
Investments on Profit/Loss Partnership	1.026	-	24.732	-
Precious Metals Loans	-	-	-	-
Loans Given to Financial Sector	-	-	-	-
International Loans	-	-	-	-
Other	1.839.023	-	31.600	-
Other Receivables	-	-	-	-
Total	2.359.293	-	56.332	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.3. Information on Consumer Loans, Retail Credit Cards, Loans Given to Personel and Personel Credit Cards:

	Short Term	Medium and Long Term	Total	Accrued Profit Share and Income Receivables
Consumer Loans-TRY	6.535	215.145	221.680	2.135
Housing Loans	2.880	171.277	174.157	1.553
Vehicle Loans	2.426	41.938	44.364	484
Consumer Loans	431	1.930	2.361	32
Other	798	-	798	66
Consumer Loans-FC Indexed	7.219	4.152	11.371	104
Housing Loans	5.922	3.419	9.341	89
Vehicle Loans	1.281	701	1.982	14
Consumer Loans	16	32	48	1
Other	-	-	-	-
Consumer Loans-FC	-	-	-	-
Housing Loans	-	-	-	-
Vehicle Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Retail Credit Cards-TRY	147.909	-	147.909	5.750
Installment based	19.237	-	19.237	750
Without-installment	128.672	-	128.672	5.000
Retail Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Personnel Loans-TRY	389	2.270	2.659	28
Housing Loans	112	973	1.085	14
Vehicle Loans	90	895	985	8
Consumer Loans	187	402	589	6
Other	-	-	-	-
Personnel Loans-FC Indexed	10	17	27	-
Housing Loans	10	9	19	-
Vehicle Loans	-	1	1	-
Consumer Loans	-	7	7	-
Other	-	-	-	-
Personnel Loans-FC	-	-	-	-
Housing Loans	-	-	-	-
Vehicle Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards-TRY	1.043	-	1.043	-
Installment based	202	-	202	-
Without-installment	841	-	841	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.3 Information on Consumer Loans, Retail Credit Cards, Loans Given to Personel and Personel Credit Cards (Cont'd):

	Short Term	Medium and Long Term	Total	Accrued Profit Share and Income Receivables
Personnel Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Total	163.105	221.584	384.689	8.017

4.4 Information on Installment Basis Commercial Loans and Corporate Credit Cards:

	Short Term	Medium and Long Term	Total	Accrued Profit Share and Income Receivables
Installment Commercial Loans-TRY	570	15.382	15.952	195
Business Loans	96	3.980	4.076	48
Vehicle Loans	474	11.402	11.876	147
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Installment Commercial Loans-FC Indexed	-	-	-	-
Business Loans	-	-	-	-
Vehicle Loans	-	-	-	-
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Installment CommercialLoans-FC	-	-	-	-
Business Loans	-	-	-	-
Vehicle Loans	-	-	-	-
General Purpose Loans	-	-	-	-
Other	-	-	-	-
Corporate Credit Cards-TRY	214	-	214	-
Installment based	38	-	38	-
Without-installment	176	-	176	-
Corporate Credit Cards-FC	-	-	-	-
Installment based	-	-	-	-
Without-installment	-	-	-	-
Total	784	15.382	16.166	195

4.5. Loans According to Type of Borrowers:

	Current Period	Prior Period
Public Sector	-	-
Private Sector	2.415.625	1.719.727
Total	2.415.625	1.719.727

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.6. Domestic and Foreign Loans:

	Current Period	Prior Period
Domestic Loans	2.415.625	1.719.727
Foreign Loans	-	-
Total	2.415.625	1.719.727

4.7. Loans Granted to Subsidiaries and Associates:

	Current Period	Prior Period
Loans Granted to Subsidiaries and Associates Directly	7.758	7.851
Loans Granted to Subsidiaries and Associates Indirectly	18.120	37.297
Total	25.878	45.148

4.8. Specific Provisions Provided Against Loans:

	Current Period		Prior Period	
Specific Provisions	Bank Share	Profit Share Accounts' Share	Bank Share	Profit Share Accounts' Share
Loans and Receivables with Limited Collectibility	6.390	289	2.101	300
Doubtful Loans and Receivables	6.668	1.393	6.324	478
Loans and Receivables Having Nature of Loss	45.833	32.928	24.522	44.349
Total	58.891	34.610	32.947	45.127

4.9. Information on Overdue Loans (Net):

4.9.1. Information on Loans and Other Receivables Restructured or Rescheduled From Overdue Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Receivables	Loans and Receivables Having Nature of Loss
Current Period			
(Gross amount before specific provision)	977	1.582	29.681
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	977	1.582	29.681
Prior Period	-	-	-
(Gross amount before specific provision)	-	-	-
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

4. Information Related to Loans (Cont'd) :

4.9. Information on Overdue Loans (Net) (Cont'd):

4.9.2. Information on the Movement of Overdue Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Ending Balance of Prior Period	18.664	13.461	78.523
Additions in the Current Period (+)	64.434	9.497	33.180
Inflows from Other Overdue Loans Account (+)	-	26.010	24.602
Outflows to Other Overdue Loans Account (-)	(50.612)	-	-
Collections in the Current Period (-)	(14.819)	(20.666)	(41.282)
Write offs (-)	-	-	-
Ending Balance of the Current Period	17.667	28.302	95.023
Specific Provisions (-)	(6.679)	(8.061)	(78.761)
Net Balance at the Balance Sheet	10.988	20.241	16.262

4.9.3. Information on Foreign Currency Overdue Loans and Other Receivables:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Current Period (30.09.2006):			
Ending Balance	-	-	264
Specific Provisions (-)	-	-	(264)
Net Balance at the Balance Sheet	-	-	-
Prior Period (31.12.2005):			
Ending Balance	578	-	230
Specific Provisions (-)	(28)	-	(230)
Net Balance at the Balance Sheet	550	-	-

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

5. Information on Investment Securities Held-to-Maturity (Net):

5.1. Movement of Investment Securities Held-to-Maturity:

None.

5.2. Information on Accounts in which Investment Securities Held-to-Maturity Recorded:

None.

5.3. Investment Securities Held-to-Maturity Given as Collateral or Blocked:

None.

5.4. Held-to-Maturity Securities Subject to Repo Transactions:

None.

5.5. Held-to-Maturiy Securities For Structural Position:

None.

6. Information on Investments in Associates (Net):

6.1. Information on Unconsolidated Associates:

The Bank has no associates.

6.2. Explanations on Consolidated Associates:

The Bank has no associates.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net)

7.1. Information on Unconsolidated Subsidiaries:

	Company Name	Address (City/ Country)	Group's share percentage-If different voting percentage (%)	Bank's risk group share percentage (%)
(1)	Asya Bilişim Teknolojileri	İstanbul/Turkey	99,99%	99,99%
(2)	Vira Deniz Nak. Tur.San. A.Ş.	İstanbul/Turkey	99,99%	99,99%
(3)	Asyafin İnşaat San. A.Ş.	İstanbul/Turkey	99,90%	99,90%
(4)	Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti.	İstanbul/Turkey	95,00%	95,00%

Information on the consolidated subsidiaries with the order as presented in the table above:

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
(1)	16.245	16.421	7.634	4	-	611	(1.560)	-
(2)	27	25	-	-	-	(7)	(27)	-
(3)	54.932	40.140	10.459	-	-	928	(4.592)	-
(4)	256	212	2	22	-	(69)	(138)	-

7.2. Explanations on Consolidated Subsidiaries:

7.2.1. Information on Consolidated Subsidiaries:

	Current Period	Prior Period
Balance at the beginning of the period	16.536	2.325
Movements in period	3.275	14.211
Purchases	3.275	15.228
Free shares obtained	-	-
Dividends from current year income	-	-
Sales	-	-
Revaluation increase	-	-
Impairment provision	-	(1.017)
Balance at the end of the period	19.811	16.536
Capital commitments	-	-
Share percentage at the end of the period (%)	65,28%	65,20%

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net) (Cont'd) :

7.2. Explanations on Consolidated Subsidiaries (Cont'd):

7.2.2. Valuation of Consolidated Subsidiaries:

	Current Period	Prior Period
Valuation at cost	-	-
Valuation at fair value	19.811	16.536
Valuation at equity method	-	-

7.2.3 Sectoral Information of Consolidated Subsidiaries and the Related Historical Carrying Amounts in the Legal Books:

Subsidiaries	Current Period	Prior Period
Banks	-	-
Insurance companies	19.811	16.536
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial subsidiaries	-	-

7.2.4 Consolidated Subsidiaries Quoted on Stock Exchange:

None.

7.2.5. Other Information Related to Consolidated Subsidiaries:

	Company Title	Address(City/ Country)	Main Partnership Bank's Share-If Different Voting Percentage(%)	Share of Other Partners (%)	Consolidation Method
1	Işık Sigorta A Ş	Işik Plaza Gülsuyu Maltepe İstanbul Türkiye	65.28%	34.72%	Fully Consolidated

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
1(*)	66.290	19.894	1.874	1.586	-	942	-	-

(*)*Above information related to Company is gathered from financial statements prepared according to RAP.*

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

7. Information on Subsidiaries (Net) (Cont'd):

7.2. Explanations on Consolidated Subsidiaries (Cont'd):

7.2.6. Information on Consolidated Subsidiaries Disposed in the Current Period:

None.

7.2.7. Information on Consolidated Subsidiaries Purchased in the Current Period:

The Bank has participated in the TRY 7.302 Thousand capital increase of its subsidiary, Asya Bilişim Teknolojileri A.Ş. , TRY 14.985 Thousand capital increase of its subsidiary Asya Fin. İnşaat SAN. A.Ş. and TRY 3.275 Thousand capital increase of its subsidiary Işık Sigorta A.Ş. in current period.

8. Information on Other Investments:

8.1. The Commitments of the Group Relating to Joint Ventures Apart from Other Commitments, Capital Commitments or its Share of Capital Commitments with Other Ventures, its Share in Capital Commitments of Joint Ventures in Other Companies:

The Group has no joint venture.

8.2. Information on Joint Ventures:

The Group has no joint venture.

8.3. Information Regarding the Joint Ventures in the Non- Consolidated Financial Statements of the Bank which does not Prepare Consolidated Financial Statements:

The Bank is the parent company.

8.4. The Reasons for not Consolidating any Joint Venture and the Methods Used in Accounting of the Joint Ventures in the Consolidated Financial Statements of the Parent Bank:

The Group has no joint venture.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

9. Information on Finance Lease Receivables (Net):

9.1. Presantation of Remaining Maturities of Net Finance Leases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	10.177	8.709	5.045	4.347
1 to 4 Years	305.210	261.195	336.319	289.767
More Than 4 Years	43.814	37.496	-	-
Total	359.201	307.400	341.364	294.114

9.2. The Information on Net Investments in Finance Leases:

	Current Period	Prior Period
Gross Receivable From Finance Leases	359.201	341.364
Unearned Finance Lease Income(-)	(51.801)	(47.250)
Cancelled Amounts (-)	-	-
Net Receivable from Finance Leases	307.400	294.114

9.3. Explanation With Respect to Finance Lease Agreements, the Criteria Used in Determination of Contingent Rents, Conditions for Revisions or Purchase Options, Updates of Leasing Amounts and the Restrictions Imposed by Lease Arrangements, Whether Arrays in Repayment Occur, Whether the Terms of the Contract are Renewed, If Renewed, the Renewal Conditions, Whether the Renewal Results any Restrictions, and Other Important Conditions of the Leasing Agreement:

The Finance lease agreements are prepared according to related articles of the finance lease law numbered 3286. There is no restriction derived from rent or renewal agreements which might materially effect the financial statements.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

10. Explanations Related to Accrued Profit Share and Income Accruals:

10.1. Information on Accrued Profit Share and Income Accruals:

Accrued Profit Share and Income Accruals	Current Period		Prior Period	
	TRY	FC	TRY	FC
Profit Share Accruals – Due	3.245	1.101	2.154	2.861
Profit Share Accruals – Not Due	80.144	5.520	31.182	7.910
Loan Commissions and Other Income Accruals – Due	-	-	-	-
Loan Commissions and Other Income Accruals – Not Due	-	-	-	-
Total	83.389	6.621	33.336	10.771

10.2. Information on Other Accrued Profit Share and Income Receivables:

	Current Period		Prior Period	
Other Accrued Profit Share and Income Receivables	TRY	FC	TRY	FC
Trading Securities	-	-	-	-
Securities Available for Sale	-	-	-	-
Securities Held to Maturity	-	-	-	-
Accruals of Reserve Requirment Income	3.505	637	1.959	405
Income Accruals of Financial Derivative Instruments	-	-	-	-
Interest and Income Accruals	-	-	-	-
Income Accrual for Unrealized Foreign Exchange Gains	-	-	-	-
Other	578	115	652	-
Total	4.083	752	2.611	405

11. Information on Deferred Tax Assets:

11.1. Amount of Deferred Tax Due to Timing Differences, Losses Carried Forward, Tax Deductions and Exemptions:

In accordance with the RAP Communiqué Number 18 published on 12 August 2004 which is effective from 1 July 2004 together with the circular of BRSA numbered BDDK.DZM.2/13/1-a-3, dated 8 December 2004, deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized, except for general loan loss provisions, to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As of 30 September 2006, the group has calculated TRY 5,916 Thousand net deferred tax asset for all deductible temporary differences other than the general loan reserves and free provisions and accounted it in the deferred tax asset item of the balance sheet. TRY 6,433 Thousand of the deferred tax asset is related to the adjustment on the leasing receivables.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd) :

11.2. Timing Differences for which no Deferred Tax Asset was Calculated or Recorded in the Prior Periods and Their Expiry Dates, Amount of Tax Losses, Deductions and Exemptions:

There is no timing differences for which no deferred tax was calculated or recorded in the prior periods.

11.3. Impairment on Deferred Tax and Deferred Tax Assets Arising from Cancellation of Provision for Impairment:

There is no provision allocated for impairment of deferred tax or cancellation of any impairment..

12. Information on Other Assets:

12.1. The Description and Amounts for Items, which Constitute at least 20% of Other Assets if Other Assets Exceed 10% of Total Assets, Excluding off-balance Sheet Commitments:

The other asset account does not exceed the 10% of the total assets excluding off balance sheet commitments.

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY TO 30 SEPTEMBER 2006

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities:

1. Information Related to Deposits:

1.1. Information on Maturity Structure of Deposits (Current Period):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months-1 year	1 Year and Over
I. Real Person Current Deposits-TRY	120.198	-	-	-	-	-	-
II. Real Person Profit Sharing Accounts-TRY	-	804.339	147.650	38.133	-	50.538	22.381
III. Other Current Accounts-TRY	206.192	-	-	-	-	-	-
Public Sector	13.777	-	-	-	-	-	-
Commercial Sector	183.362	-	-	-	-	-	-
Other Institutions	7.316	-	-	-	-	-	-
Commercial and Other Institutions	98	-	-	-	-	-	-
Banks and Finance Houses	1.639	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	3	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	1.636	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	234.616	15.567	3.540	-	240	350
Public Sector	-	661	-	-	-	-	-
Commercial Sector	-	216.494	15.544	3.462	-	237	350
Other Institutions	-	16.735	23	78	-	3	-
Commercial and Other Institutions	-	726	-	-	-	-	-
Banks and Finance Houses	-	-	-	-	-	-	-
V.Real Person Current Deposits-FC	121.858	-	-	-	-	-	-
VI. Real Person Profit Sharing Accounts-FC	-	407.575	100.200	31.810	-	18.137	10.273
VII. Other Current Accounts-FC	218.592	-	-	-	-	-	-
Residents in Turkey	206.264	-	-	-	-	-	-
Commercial Residents in Abroad	10.014	-	-	-	-	-	-
Banks and Finance Houses	2.314	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	133	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	2.181	-	-	-	-	-	-
Other	-	-	-	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.1. Information on Maturity Structure of Deposits (Current Period) (Cont'd):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months - 1 year	1 Year and Over
VIII.Other Profit Sharing Accounts- FC	-	288.889	23.545	254	-	1.166	8
Public Sector	-	-	-	-	-	-	-
Commercial Sector	-	262.798	23.502	254	-	1.166	5
Other Institutions	-	6.093	43	-	-	-	-
Commercial and Other Institutions	-	4.526	-	-	-	-	3
Banks and Finance Houses	-	15.472	-	-	-	-	-
IX.Precious Metal Deposits	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	666.840	1.735.419	286.962	73.737	-	70.081	33.012

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.2. Information on Maturity Structure of Deposits (Prior Period)

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months-1 year	1 Year and Over
I. Real Person Current Deposits-TRY	94.743	-	-	-	-	-	-
II. Real Person Profit Sharing Accounts-TRY	-	564.266	110.192	43.845	-	48.286	25.344
III. Other Current Accounts-TRY	208.008	-	-	-	-	-	-
Public Sector	33.592	-	-	-	-	-	-
Commercial Sector	161.993	-	-	-	-	-	-
Other Institutions	10.316	-	-	-	-	-	-
Commercial and Other Institutions	49	-	-	-	-	-	-
Banks and Finance Houses	2.058	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	2	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	2.056	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	156.429	23.021	330	-	273	1.522
Public Sector	-	4	570	-	-	-	-
Commercial Sector	-	145.743	22.448	263	-	271	1.522
Other Institutions	-	9.924	3	67	-	2	-
Commercial and Other Institutions	-	758	-	-	-	-	-
Banks and Finance Houses	-	-	-	-	-	-	-
V.Real Person Current Deposits-FC	118.752	-	-	-	-	-	-
VI. Real Person Profit Sharing Accounts-FC	-	304.110	84.742	17.353	-	40.627	10.299
VII. Other Current Accounts-FC	144.960	-	-	-	-	-	-
Residents in Turkey	132.989	-	-	-	-	-	-
Commercial Residents in Abroad	8.580	-	-	-	-	-	-
Banks and Finance Houses	3.391	-	-	-	-	-	-
Central Bank	-	-	-	-	-	-	-
Domestic Banks	76	-	-	-	-	-	-
Foreign Banks	-	-	-	-	-	-	-
Finance Houses	3.315	-	-	-	-	-	-
Other	-	-	-	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.2. Information on Maturity Structure of Deposits (Prior Period) (Cont'd):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months-1 year	1 Year and Over
VIII. Other Profit Sharing Accounts- FC	-	84.282	18.564	333	-	16.512	11
Public Sector	-	-	-	-	-	-	-
Commercial Sector	-	79.901	17.494	333	-	13.810	8
Other Institutions	-	3.318	6	-	-	2.702	-
Commercial and Other Institutions	-	1.063	1.064	-	-	-	3
Banks and Finance Houses	-	-	-	-	-	-	-
IX.Precious Metal Deposits	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	566.463	1.109.087	236.519	61.861	-	105.698	37.176

1.3. Information on Current and Participation Accounts under The Guarantee of Saving Deposit Insurance Fund and Exceeding the Limit of Deposit Insurance Fund:

	Under the Guarantee of Saving Deposit Insurance		Exceeding the Limit of Saving Deposit	
	Current Period	Prior Period	Current Period	Prior Period
Real Person Current and Profit Sharing Accounts that are not Subject to Commercial Activities	1.134.129	938.733	826.295	531.397
TRY Accounts	822.457	638.642	485.460	264.445
FC Accounts	311.672	300.091	340.835	266.952
Foreign Branches' Deposits Under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits Under Foreign Authorities' Insurance	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

1. Information Related to Deposits (Cont'd):

1.4. Information About the Current and Profit Sharing Accounts of the Banks' Branches Abroad if Covered by Insurance in The Country of The Foreign Bank:

The head office of the Bank is in Turkey and it is under the guarantee of the insurance fund in Turkey.

1.5. Current and Profit Sharing Accounts, Which are not Under The Guarantee of Deposit Insurance Fund:

None.

2. Information Related to Funds Provided from Repurchase Agreements:

None.

3. Information on Borrowings:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Short Term	-	-	-	2.366
Medium and Long Term	-	103.248	-	11.686
Total	-	103.248	-	14.052

4. Information Related to Securities Issued:

4.1. Information Related to Securities Issued within the Current Period:

The Group has no securities issued as at 30 September 2006.

4.2. Information Related to Securities Issued within the Prior Period:

The Group has no securities issued as at 31 December 2005.

4.3. Information on Convertible Bonds:

The Group has no convertible bonds as at 30 September 2006 and 31 December 2005.

5. Information on Funds Used:

There are no funds used as at 30 September 2006 and 31 December 2005.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

6. Information on Sundry Creditors:

	Current Period	Prior Period
Amounts of Cash Guarantees Received	3.986	5.071

The amounts of the cash guarantees received are composed of guarantees taken for letter of guarantees in TRY and foreign currency, external guarantees, safe-deposit boxes, and the cash guarantees related to other transactions.

7. The Description and Amounts For Items, Which Constitute At Least 20% of Other Liabilities If Other Liabilities Exceed 10% of Total Assets, Excluding Off-Balance Sheet Commitments:

The other liabilities account does not exceed 10% of the total asset amount.

8. Information Related to Liabilities Arising from Finance Lesases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	3.146	2.992	1.629	1.595
1 to 4 Years	-	-	-	-
More than 4 Years	-	-	-	-
Total	3.146	2.992	1.629	1.595

9. Information on Accrued Profit Share and Other Expense Accruals:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Accruals of profit share of profit sharing accounts	19.406	3.430	17.741	2.246
Accruals of profit shares of credits used	-	615	-	255
Accruals of derivative instruments	-	-	-	-
Accruals of profit share expenses	-	-	-	-
Accruals of FC differences	-	-	-	-
Other profit share and expense accruals	-	-	-	-
Total	19.406	4.045	17.741	2.501

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

10. Information Related to General Provisions and Subordinated Loans:

10.1. Information on General Provisions:

	Current Period	Prior Period
General provisions	22.018	15.051
Provisions for First Group Loans and Receivables	15.786	9.835
Provisions for Second Group Loans and Receivables	-	-
Provisions for Non Cash Loans	6.232	4.470
Others	-	746

10.2. Information on Other Provisions:

	Current Period	Prior Period
Other Provisions		
Provisions for foreign currency indexed loans (*)	3.236	7.884
Provisions for non cash loans not turned into cash	-	-
Other (**)	5.713	4.378
Total	46.958	33.739
	55.907	46.001

(*)Provisions for foreign curreny indexed loans are net off in loans balance in the financial statements.
(**) The other balance comprises of TRY 38.218 Thousand of insurance technical reserves, TRY 378 Thousand of notification indemnity , TRY 737 Thousand of provision for rights of temporary workers. TRY 2.625 Thousand of provisions for credit cards and promotion of banking services and TRY 5.000 Thousand of provision for possible lossess.

10.3. Information on Provisions for Possible Risks:

The Parent Bank has recorded TRY 5.000 Thousand of provisions for possible losses in the current period.

10.4. Information on Subordinated Loans:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

11. Information on Shareholders' Equity:

11.1. Presentation of Paid-in Capital:

	Current Period	Prior Period
Common stock	180.000	120.000
Preferred stock(*)	120.000	120.000

(*) The holders of the preferred stocks have the right to vote only for election of the members of board of directors and audit committee.

11.2. Amount of Paid in Capital, Explanation About Whether the Registered Share Capital System is Used, If This System is Used the Amount of Registered Share Capital:

None.

11.3. Information on Share Capital Increases and Their Sources; Other Information on Increased Capital in Current Period:

In accordance with the General Assembly decision dated 29 December 2005, the capital of the Bank has been increased by TRY 60.000 Thousand with the initial public offering on 12 May 2006, while the rights of preference of the shareholders have been restrained accordingly. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand have been devolved to capital accounts and share premium accounts, respectively.

11.4. Information on Share Capital Increases from Revaluation Funds:

None.

11.5. Significant Share Capital Commitments Until the end of the Fiscal Year and the Subsequent Interim Period, the General Purpose of These Commitments and the Estimated Resources For These Capital Commitments:

None.

11.6. Explanation on Possible Effects of Uncertainties and Commitments on Capital Resources of the Group and Past Performance Indications About the Major Revenues, Profitability and Liquidity of the Group:

It is assumed that the increase in capital resources of the Group will be parallel to the prior period when comparing the major revenues, profitability and liquidity indicators of current and prior periods.

11.7. Summary Information about Preferences Given to Shares Representing the Capital:

The holders of the preferred stocks have the right to vote only for the election of the members of board of directors and the audit committee.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information And Disclosures Related to Liabilities (Cont'd):

12. Stock Issue Premiums, Shares and Equity Instruments:

	Current Period	Prior Period
Number of shares (Thousand)	180.000	120.000
Preferred stock (Thousand)	120.000	120.000
Common stock issue premium	150.000	-
Common stock cancellation profit	-	-
Other equity instruments	-	-
Total stock issued	450.000	240.000

13. Information on Shareholders Having more than 10 % Shareholding, Minority Interest or Voting Right:

Ortadoğu Tekstil TIC.. SAN. A.Ş. has 6,56% of shareholding and voting right as the biggest shareholder and the amount of its total share is TRY 19.665 Thousand.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information And Disclosures Related to Income Statement:

1. Information on Profit Share Income:

1.1. Information on Profit Share Income Received from Associates and Subsidiaries:

	Current Period	Prior Period
Profit Share Income Received from Associates and Subsidiaries	-	531

1.2. Information on Finance Lease Income:

	Current Period	Prior Period
Finance lease income	26.666	14.498

1.3. Information on Interest Income from Reverse Repo Transactions:

None.

2. Information on Profit Share Expenses:

2.1. Information on Profit Share Expense Given to Associates and Subsidiaries:

	Current Period	Prior Period
Profit share expenses given to associates and subsidiaries	21	528

2.2. Information on Finance Lease Expenses:

	Current Period	Prior Period
Financial Lease Expenses	826	74

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information And Disclosures Related to Income Statement (Cont'd):

2. Information on Profit Share and Interest Expenses (Cont'd):

2.3. Information on the Maturity Structure of the Profit Share Expenses to Profit Sharing Accounts:

	Profit Sharing Account						
Account Type	1 Month	3 Months	6 Months	9 Months	1 Year	More than 1 Year	Total
New Turkish Lira							
Banks and Finance House Accounts	-	-	-	-	-	-	-
Real Person Accounts	77.094	12.854	4.779	-	6.237	1.898	102.862
Public Sector Accounts	17	-	-	-	-	-	17
Commercial Institutions	16.850	1.282	209	-	50	70	18.461
Other Institutions	323	-	2	-	-	-	325
Total	94.284	14.136	4.990	-	6.287	1.968	121.665
Foreign Currency							
Banks and Finance House Accounts	-	-	-	-	-	-	-
Real Person Accounts	9.154	6.643	1.114	-	668	28	17.607
Public Sector Accounts	-	-	-	-	-	-	-
Commercial Institutions	3.404	1.369	22	-	107	2	4.904
Other Institutions	21	-	-	-	-	-	21
Precious Metal	-	-	-	-	-	-	-
Total	12.579	8.012	1.136	-	775	30	22.532
Grand Total	106.863	22.148	6.126	-	7.062	1.998	144.197

2.4. Information on Interest Expense Given to Repo Transactions:

None.

2.5. Information on Interest on Factoring Transactions:

None.

3. Information Related to Other Operating Income:

TRY 136.225 Thousand shown in the income statement as other operational income is composed of TRY 43.700 Thousand of insurance technical income, TRY 3.698 Thousand of communication income, TRY 1.317 Thousand of income from sales of assets, TRY 34.417 Thousand of income from cancellation of specific provisions for loans in the prior periods, TRY 49.107 Thousand of exchange gain due to foreign exchange rate increases in the principal amounts of foreign currency indexed loans and TRY 3.716 Thousand of other non-interest income.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information And Disclosures Related to Income Statement (Cont'd):

4. Provision Expenses Related to Loans and Other Receivables of The Group:

	Current Period	Prior Period
Specific provisions for loans and other receivables	43.721	25.132
III. Group	574	115
IV. Group	2.232	1.163
V. Group	40.915	23.854
Doubtful commission, fee and other receivables	-	-
General provision expenses	5.036	4.425
Provision expenses for possible losses	5.000	-
Provision for value decrease in foreign currency indexed loans	-	-
Marketable securities impairment expenses	11	-
Trading securities	-	-
Investment securities available for sale	11	-
Impairment provisions	-	-
Investment and Associates	-	-
Subsidiaries	-	-
Joint ventures	-	-
Investment securities held to maturity	-	-
Other(*)	4.971	2.960
Total	58.739	32.517

(*) As of 30 September 2006, TRY 2.681 Thousand of the specific provision expense for non-cash loans not turned into cash; TRY 159 Thousand of retirement pay provision expense; TRY 121 Thousand of notification indemnity provision expense; TRY 1.063 allowance for doubtful trade receivables expense; TRY 947 Thousand impairment loss for securities available for sale.

5. Income and Expenses from Associates and Subsidiaries:

5.1. Income and Expenses from Associates and Subsidiaries:

None.

5.2. Profit/(Loss) on Minority Rights:

	Current Period	Prior Period
Profit/loss on minority rights	327	-

5.3. Profit or Loss from Associates Accounted for Under the Equity Method:

None.

5.4. Income or Expenses Arising from Transaction with the Parent Bank's own Risk Group:

The income and expense arising from the transactions with the Parent Bank's own risk group is presented in section five "VI. Information and Disclosures Related to Group's Risk Group".

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information And Disclosures Related to Income Statement (Cont'd):

6. Explanations for Tax Provisions:

6.1. Calculated Current Tax Charge/(Credit) and Deferred Tax Charge/(Credit):

Calculated tax charge is TRY 21.608 Thousand and deferred tax charge is TRY 15.040 Thousand.

6.2. Deferred Tax Charge/(Credit) Arising from Temporary Differences:

In accordance with the RAP Communiqué Number 18 published on 12 August 2004 which is effective from 1 July 2004 together with the circular of BRSA numbered BDDK.DZM.2/13/1-a-3, dated 8 December 2004, deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized, except for general loan loss provisions, to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.As of 30 September 2006, the group has calculated TRY 5,916 Thousand of net deferred tax asset for all deductible temporary differences other than the general loan reserves and free provisions and accounted it in the deferred tax asset item of the balance sheet. TRY 6,433 Thousand of the deferred tax asset is related to the adjustment on the leasing receivables.

6.3. Deferred Tax Charge/(Credit) Recognized on Temporary Differences, Tax Losses, Tax Deductions and Exemptions :

The deferred tax asset recognized on temporary differences as at 30 September 2006 is TRY 5.916 Thousand. There is no deferred tax asset based on tax losses, tax deductions or exemptions.

7. Information Related to Net Income/(Loss) For The Period:

7.1. Nature, Amount and Frequency of Income and Expenses Arising from Ordinary Banking Activities, If Required for Understanding the Performance of the Group in the Current Period:

The profit share income is TRY 335.287 Thousand and the profit share expense is TRY 146.304 Thousand from ordinary banking activities.

7.2. The Effect of the Change in Accounting Estimates to the Profit/Loss; Including the Effects to the Future Period, If Any:

None.

8. Nature and Amount of Changes in Accounting Estimates, which Materially Affect the Current Period and are Expected to Affect the Following Periods:

None.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items:

1. Information Related to Contingent Liabilities:

1.1. Explanation Related to all the Matters Explained below Separately from Other Contingent Liabilities:

1.1.1. Contingent Liabilities Arising from Joint Ventures and Share in Contingent Liabilities Together with Other Ventures:

None.

1.1.2. Share in Contingent Liabilities of Joint Ventures:

None.

1.1.3. Group's Contingent Liabilities Arising from Its Responsibility Due to the Liabilities of Other Ventures in Joint Ventures

None.

1.2. Accounting for Contingent Assets and Liabilities, Disclosure in the Financial Statements and Possibility of Realization of Contingent Liabilities:

1.2.1. Contingent Assets, If the Probability of the Occurrence is Virtually Certain, are Accounted for, but If the Probability of the Occurrence is High, are Disclosed in the Notes.

None.

1.2.2. For Contingent Liabilities, If the Probability of the Occurrence is High and the Liability can be Reliably Measured, a Provision is Booked for This Liability, but If It can not be Measured Reliably, This Liability is Disclosed in the Notes to the Financial Statements. In Addition, If the Probability of the Occurrence of the Contingent Liability is Low or no Probability, It is Disclosed in the Notes.

i. Estimations for the financial effects of contingent assets and liabilities:

None.

ii. Expected realization date of contingent gains or losses:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items (Cont'd):

2. Information Related to Off-Balance Sheet Items:

2.1. Types and Amounts of Irrevocable Loan Commitments:

	Current Period	Prior Period
Asset purchase commitments	-	-
Loan granting commitments	-	-
Commitments for credit card expenditure limits	-	-
Expense limit commitments for credit cards	388.805	232.148
Payment commitments for checks	302.083	251.256
Other irrevocable commitments	-	2.036
Total	690.888	485.440

2.2. The Nature and Amount of Probable Losses and Obligations Arising from Off-Balance Sheet Items:

2.2.1. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

	Current Period	Prior Period
Guarantees	4.715.486	3.271.537
Acceptances	151.731	70.820
Letter of Credits	801.564	530.818
Other Guarantees	42.222	39.236
Total	5.711.003	3.912.411

2.2.2. Long Standing Guarantees, Temporary Guarantees, Sureties and Similar Transactions:

	Current Period	Prior Period
Long standing guarantees	3.346.844	2.157.586
Temporary guarantees	867.951	756.818
Sureties and similar transactions	500.691	357.133
Total	4.715.486	3.271.537

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information And Disclosures Related to Off-Balance Sheet Items (Cont'd):

3. Information on Non-Cash Credits and Commitments:

3.1 Total Amount of Non-Cash Loans:

	Current Period	Prior Period
Guarantees given against cash loans	-	-
With maturity of 1 year or less	-	-
With maturity of more than 1 year	-	-
Other non-cash loans	5.711.003	3.912.411
Total	5.711.003	3.912.411

The reason of the material increase in the balance of pledged securities in the current period is recognition of promissory notes under the account of guarantee notes and recognition of the general loan agreements under the account of other pledged items in the accounting system of the Parent Bank starting from 18 January 2006.

3.2. Restrictions on Fixed Assets such as Lien and Mortgages, Capital Expenditures and Commitments for Fixed Asset Acquisitions:

None.

4. Brief Information Related to Rating Carried Out By International Rating Firms:

Summary (The information is obtained from Fitch Ratings Report dated 3 October 2006)

Foreign Currency	Note
Long Term	B
Short Term	B
New Turkish Lira	
Long Term	B
Short Term	B
National Long Term	BBB
Individual	D
Support	5

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(Cont'd)

V. Information And Disclosures Related to Statement of Cash Flows:

1. Cash and Cash Equivalents at the Beginning of the Period:

	01.01.2006	01.01.2005
Cash	128.007	91.806
Cash in FC and TRY	31.274	27.336
Balances with the Central Bank of Turkey	96.494	64.450
Other	239	20
Cash Equivalents	170.951	241.588
Banks and finance houses	170.951	241.588
Receivables from Interbank Market	-	-
Total Cash and Cash Equivalents	298.958	333.394

2. Cash and Cash Equivalents at the End of the Period:

	30.09.2006	30.09.2005
Cash	126.597	63.525
Cash in FC and TRY	27.582	24.148
Balances with the Central Bank of Turkey	98.633	39.260
Other	382	117
Cash Equivalents	501.687	138.999
Banks and finance houses	501.687	138.999
Receivables from Interbank Market	-	-
Total Cash and Cash Equivalents	628.284	202.524

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VI. Information And Disclosure Related to Group's Risk Group:

1. Volume of Group's Risk Group Transactions, Income and Expense Amounts Involved and Outstanding Loan and Deposit Balances:

1.1. Current Period (30.09.2006):

Group's Risk Group (*)	Subsidiaries and associates		Direct and Indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at Beginning of Period	7.851	8	-	-	37.297	158
Balance at end of Period	7.758	163	-	-	18.120	158
Interest and Commission Income	-	-	-	-	-	-

(*) Defined in the 25th article of Regulation on Corporation and Operations of Finance House

(**) Since no shareholder has more than 10% or more shares. loans and other receivables from shareholders' balances are not included.

1.2. Prior Period (31.12.2005):

Group's Risk Group (*)	Subsidiaries and associates		Direct and Indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at Beginning of Period	31.875	270	-	-	40.526	7
Balance at end of Period	7.851	8	-	-	37.297	158
Interest and Commission Income	529	-	-	-	-	-

(*) Defined in the 25th article of Regulation on Corporation and Operations of Finance House

(**)Since no shareholder has more than 10% or more shares. loans and other receivables from shareholders' balances are not included.

1.3. Information on Group's Risk Group Deposits Balances:

Group's Risk Group (*)	Subsidiaries and associates		Direct and indirect shareholders of the Group(**)		Other entities included in the risk Group	
	Current period	Prior period	Current period	Prior period	Current period	Prior period
Current and Profit Sharing Accounts						
Balance at the beginning of Period	247	4.517	-	-	-	148
Balance at the end of Period	513	247	-	-	343	-
Profit Share Expense	21	1	-	-	-	-

(*) Defined in the 2nd paragraph of 25th article of Regulation on Corporation and Operations of Finance House

(**)Since no shareholder has more than 10% or more shares. loan and other receivables from shareholders' balances are not included.

1.4. Information on Forward and Option Agreements and Other Similar Agreements Made with Related Parties:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VI. Information And Disclosure Related to Group's Risk Group (Cont'd):

2. Information About the Risk Group of the Group

2.1. Regardless of the Existence of Any Transactions Between the Parties, Bank's Relations with the Bank's Own Risk Group and With The Entities Controlled by the Bank:

The Group serves all kinds of banking and insurance services to the entities in its own risk group.

2.2. In Addition to the Relations, Types of the Transactions, Their Amount and Their Share in Total Volume, the Amounts of Major Balances and Their Proportion in the Total, Pricing Policy and Other Issues:

The Group has relations with the entities in its own risk group in an arm's length transactions.

2.3. Except for the Instances that Require Separate Explanations About Their Effects in the Financial Statements, Information for Similar Transactions:

None.

2.4. Transactions Accounted for under the Equity Method:

For Asyafin İnşaat Sanayi A.Ş., subsidiary of Group, TRY 4.829 Thousand value decrease provision was allocated in the prior period under equity method , TRY 74 Thousand of this amount is cancelled on 31.03.2006 and TRY 51.697 Thousand is presented under non-financial subsidaries.

2.5. Trading of Property and Other Assets, Services Performed, Agency Agreements, Leasing Contracts, Transferring the Know-How, Licensing Dealings, Financing (Including Loans and Cash Capital and Capital in Kind Contributions), Guarantees, Commitments and Management Agreements:

The Bank has an agent agreement with its financial subsidiary Işık Sigorta A.Ş. Other relations and transaction balances of companies in the Bank's own risk group are given in the first paragraph ''VI. Information and Disclosure Related to Group's Risk Group'' .

The Bank has no trading of property and other asset transactions, services performed, agency agreements, leasing contracts, transferring know-how, licence and management agreements with its own risk group as at 30 September 2006.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated).

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VII. Information And Disclosures Related to Inflation Accounting:

1. Explanation Related to the Adjustments Made in the Accompanying Financial Statements to Compensate for the Effect of Changes in the General Purchasing Power of Turkish Lira as of the Balance Sheet Date:

BRSA issued a circular on 28 April 2005 numbered 2 by examining main indicators of a hyperinflationary period. As a result of this examination, BRSA's stated that the indicators confirming the existence of a hyperinflationary economy ceased to exist. As a result, inflation accounting will not be applied as per the BRSA' decision number 1623 dated 21 April 2005 commencing from 1 January 2005. Detailed explanation related to this subject is provided in the ''Information and Disclosures Related with Accounting Policy Presentation Basis'' section above.

2. Explanation Related with the Cost Basis Applied Before the Financial Statements are Adjusted for Inflation:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

3. Explanation About Conversion Factors Used to Restate the Accompanying Financial Statements, and the Wholesale Price Index Used to Restate the Financial Statements and the Level of the Index as at the Balance Sheet Date and Movements in the Last Two Years:

- The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

4. Adjustments to Non-Monetary Items:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

5. Explanation Related With the Useful Lives, Depreciation Calculations Made According to the Related Regulations and the Restated Amounts of Depreciable Assets, Together with Explanation About the Existence of any Appraisal Reports for Determination of Fair Value of Such Assets:

The Group has recorded the adjustments of inflation accounting to its legal books starting from 1 January 2004 according to Act No: 5024 of the Tax Procedural Code. Those assets which were acquired before 1 January 2004 are amortized by using depreciation rates which were applicable in the prior periods and those which were acquired after 1 January 2004 are amortized according to their stated useful lifes.

6. Explanation Related with Legal Reserves and Paid-in-Capital That is Calculated According to The Regulations of the Turkish Commercial Code and The Bank's Articles of Association:

The nominal paid-in-capital in the Group's legal books is TRY 300.000 Thousand as of the balance sheet date. The legal reserve amount is TRY 7.545 Thousand, the extraordinary reserve is TRY 31.025 Thousand and share premium is TRY 150.000 Thousand as of the balance sheet date.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VII. Information And Disclosures Related to Inflation Accounting (Cont'd):

7. Purchasing Power Gain or Loss From Monetary Items, Interest and Foreign Currency Income or Expenses Related to the Net Monetary Position Gain (Loss) From the Funds Borrowed Or Received For Items That Were Deducted From The Net Monetary Gain (Loss) and Disclosed Separately In The Income Statement:

The inflation accounting has not been applied after 1 January 2005 as stated in the article numbered VII-1.

8. Information Whether The Prior Period Financial Statements Have Been Audited:

Consolidated financial statements of the Group for the prior year (31 December 2005) were audited by Denetim Serbest Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu) and an unqualified opinion was issued. Financial statements for 30 September 2005 were also reviewed by Denetim Serbest Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu) concluding that they are not aware of any material modifications that should be made to the financial statements of the Bank in accordance with the accounting principles and standards set out in Article 13 of the Banks Act.

9. Explanation About Retained Earnings/(Accumulated Losses) Until The Beginning of the First Period for which Financial Statements were Adjusted for Inflation for the First Time, Previous Year Income(Loss) Calculated by Deducting Inflation Adjusted Total Liabilities and Shareholders' Equity from Total Assets:

None.

10. Explanation Related with Income and Expenses that Accrued During the Period and Expenses Incurred and Income Generated Throughout the Period, or the Fact that There are no Objective Criteria which Confirm the Existence of Seasonality or Equal Distribution in the Income and Expense Transactions:

None.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

VIII. Information And Disclosures Related to Subsequent Events:

1. Information and Disclosure Related to Subsequent Events and Effects on Financial Statements:

None.

2. Significant Changes in the Foreign Exchange Rates After The Balance Sheet Date Which May Affect The Users Of The Financial Statements During The Analysis Of The Financial Position and Affect The Bank's Foreign Operations:

The Bank tends to sustain a balanced policy in the foreign currency net position by means of evolution in global money markets togother with the domestic politics and macro-economic dynamics. Therefore, subsequent changes in foreign exchange rates do not have a material impact on the Bank's financial position.

The dramatic decrease in foreign exchange gains of the Bank compared to the previous period is due to increase in foreign currency rates in the current period and exclusion of foreign exchange gains and losses arisen from foreign currency indexed loans from foreign exchange gains and losses accounts in accordance with the amendment in uniform chart of accounts published on 10 February 2006 in the Official Gazette numbered 26076. The exchange gain arisen from principal amounts of foreign currency indexed loans has been TRY 40.421 Thousand in the current period.

The reason of increase in accrued profit share and income receivable amount is also increase in exchange gain of foreign currency indexed loans.

Subsequent to the balance sheet date, there has been no material change in foreign exchange rates .

SECTION SIX

OTHER EXPLANATIONS AND NOTES

I. Other Explanations Related to the Operations of the Group:

There are not any material issues or required disclosures and notes related to the operations of the Group.

SECTION SEVEN

INDEPENDENT LIMITED REVIEW REPORT

I. Explanations on the Independent Limited Review Report:

The consolidated interim financial statements of the Bank were reviewed by DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu).

The independent auditors' report is presented at the beginning of the financial statements and related notes.

II. Explanations and Notes Prepared by Independent Auditor:

None.

ASYA KATILIM BANKASI A.Ş.

INDEPENDENT AUDITORS' LIMITED REVIEW REPORT, CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2007

(Convenience Translation of the Financial Statements and Related Disclosures and Footnotes originally issued in Turkish)

ASYA KATILIM BANKASI A.Ş. AND ITS FINANCIAL SUBSIDIARY

INDEPENDENT AUDITORS' LIMITED REVIEW REPORT
FOR THE PERIOD JANUARY 1, 2007 – MARCH 31, 2007

To the Board of Directors of
Asya Katılım Bankası A.Ş.
Istanbul

We have performed a limited scope review of the accompanying consolidated balance sheet of Asya Katılım Bankası A.Ş. ("The Bank") and its financial subsidiary (together "the Group") as at March 31, 2007 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the period then ended. These consolidated financial statements are the responsibility of the Bank's management. As independent accountants our responsibility is to issue a report based on the limited scope review performed on these consolidated financial statements.

We conducted our review in accordance with the accounting rules and policies, and the accounting and auditing standards, set out as per the Banking Act No: 5411. Those standards require that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. Since a review is principally limited to reviewing financial statements by applying analytical procedures, inquiring as to the integrity of the financial statements and making inquiries of management to obtain information, it is substantially less in scope than an audit and therefore provides a lesser assurance. We have not performed a full scope audit and accordingly we do not express an audit opinion.

Based on our limited scope review, we are not aware of any material modifications that should be made to the financial position, the results of its operations and its cash flows, of the Group for the period ended March 31, 2007 for them to be in conformity with the prevailing accounting principles and standards set out as per the Article No: 37 of the Banking Act No: 5411, and other regulations and pronouncements in respect of accounting and financial reporting made by Banking Regulation and Supervision Agency.

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of **DELOITTE TOUCHE TOHMATSU**

Istanbul, 4 June 2007

Sibel Türker
Partner

Additional paragraph for the English translation:

(The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than those in Turkey. The standards, procedures and practices to audit the accompanying financial statements are those generally accepted and applied in Turkey.)

THE CONSOLIDATED FINANCIAL REPORT OF ASYA KATILIM BANKASI A.Ş.
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007

Address of the Headquarter of the Bank	: Altunizade Kuşbakışı Caddesi No:2 34662 Üsküdar/İSTANBUL
Phone and Facsimile Numbers of the Bank	: 0 216 554 50 00 / 0 216 554 50 50
Website of the Bank	: www.bankasya.com.tr
Electronic Mail Address to Contact	: muhasebe@bankasya.com.tr

The consolidated financial report designed by the Banking Regulation and Supervision Agency in line with Communiqué on Participation Banks' Financial Statements to be Publicly Announced and the Accompanying Policies and Disclosures consists of the sections listed below:

- **Section One** - GENERAL INFORMATION ABOUT THE PARENT BANK
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS OF THE PARENT BANK
- **Section Three** - EXPLANATIONS ON THE CORRESPONDING ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION ON FINANCIAL STRUCTURE OF THE GROUP
- **Section Five** - EXPLANATORY DISCLOSURES AND FOOTNOTES ON CONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - INDEPENDENT AUDITORS' LIMITED REVIEW REPORT

The subsidiaries, associates and jointly controlled entities, financial statements of which are consolidated within the framework of the reporting package are as follows:

Subsidiary:

1) Işık Sigorta A.Ş.

The consolidated financial statements and the explanatory footnotes and disclosures, unless otherwise indicated, are prepared in thousands of New Turkish Lira, have been independently audited and presented below in accordance with the Communiqué on Banks' Accounting Practice and Maintaining Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, related communiqués and the Banks' records.

4 June 2007

Tahsin TEKOĞLU Chairman of the Board of Directors	Ünal KABACA General Manager	Yusuf İzzettin İMRE Assistant General Manager Responsible of Financial Reporting	Kamil YILMAZ Manager Responsible of Financial Reporting

Cemil ÖZDEMİR Member of the Audit Committee	M. Şevki KAVURMACI Member of the Audit Committee

Authorized contact person for questions regarding this financial report:

Name-Surname / Title: Serhat Keleş / Assistant Manager in Charge of Accounting, Budget and Financial Controlling
Telephone Number: (0216) 554 54 55
Fax Number: (0216) 554 50 24

CONSOLIDATED FINANCIAL STATEMENTS OF ASYA KATILIM BANKASI A.Ş. FOR THE PERIOD FROM 1 JANUARY TO 31 MARCH 2007

INDEX PAGE

THE CONSOLIDATED FINANCIAL STATEMENTS OF ASYA KATILIM BANKASI A.Ş. FOR THE PERIOD FROM 1 JANUARY- 31 MARCH 2007

INDEX (Cont'd) **PAGE**

SECTION FIVE
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SECTION SIX
INDEPENDENT AUDITORS REPORT

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION ONE

GENERAL INFORMATION

I. History of the Parent Bank Including Incorporation Date, Beginning Statue, Changes in the Current Statue :

Parent Bank

Incorporation of the Bank is permitted with the decision of the Council of Ministers No. 96/8041 on 11 April 1996 as published in the Official Gazette dated 25 April 1996. The Bank was registered on 20 September 1996 and "The Articles of Association" was published in the Trade Registry Gazette on 25 September 1996. The Decision regarding the change in the title of the Bank was settled in the Extraordinary General Board of Directors' meeting dated 22 December 2005 and the title was changed from Asya Finans Kurumu A.Ş. into Asya Katılım Bankası A.Ş. and it was published in the Trade Registry Gazette on 26 December 2005.

Information on Consolidated Subsidiaries

Işık Sigorta A.Ş.(The Company) was established in 1995 in İstanbul and operates in various insurance and reinsurance sectors excluding life insurance. The Company is registered in Turkey, and its headquarter is located in Fevzi Çakmak Cad. Doğan Sok. No:8 Işık Plaza Gülsuyu 81560 Maltepe Istanbul. The company currently has 136 personnel by March 31, 2007. Işık Sigorta A.Ş. currently has 4 regional management office , 2 regional representation office and 476 agencies.

II. Explanations Regarding Parent Bank's Shareholding Structure, Existence of Shareholders Holding Directly or Indirectly, Collectively or Individually, the Managing and Controlling Power of the Group and if any, Changes in Current Year, and Explanations on the Controlling Group of the Bank :

The Parent Bank has no shareholders having 10% or more shares retaining directly or indirectly, collectively or individually the managing and controlling power of the Group.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION ONE (Cont'd)

GENERAL INFORMATION (Cont'd)

III. Explanations Regarding the Chairman of Board of Directors, Members of Board of Directors, Audit Committee, General Manager and Assistant General Managers and Their Shares in the Parent Bank:

Title	Name	Education Degree	Experience in Banking and Administration Before Assignment	Shares %
Chairman of the Board of Directors	Tahsin TEKOĞLU	Bachelor	46 years	0,0003
Members of the Board of Directors	Mustafa Şevki KAVURMACI	Bachelor	31 years	0,47
	Abdurrahman Selçuk BERKSAN	Master	35 years	0,0025
	Salih SARIGÜL	Doctorate	13 years	0,60
	Tacettin NEGIŞ	Elementary	33 years	0,88
	Cemil ÖZDEMİR	Bachelor	21 years	0,0003
General Manager	Ünal KABACA	Master	15 years	0,02
Assistant General Managers	Ünsal SÖZBİR	Bachelor	10 years	-
	Ayhan KESER	Bachelor	6 years	0,002
	Mustafa BÜYÜKATEŞ	Bachelor	19 years	-
	Yusuf İzzettin İMRE	Bachelor	19 years	-
Auditors	Ali AKBULUT	Bachelor	15 years	0,0001
	Ahmet ÇELİK	Bachelor	19 years	0,45
	Atıf BİLGİN	Bachelor	23 years	0,34

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION ONE (Cont'd)

GENERAL INFORMATION (Cont'd)

IV. Information About the Persons and Institutions That Have Qualified Shares:

Name / Commercial Name	Share Amount	Share Ratio	Paid Shares	Unpaid Shares
ORTADOĞU TEKSTİL TİC. SAN. A.Ş.	16.665	5,56	16.665	-
BJ TEKSTİL TİCARET VE SANAYİ A.Ş.	11.115	3,71	11.115	-
OSMAN CAN PEHLİVAN	9.692	3,23	9.692	-
BİRİM BİRLEŞİK İNŞAATÇILIK MÜMESSİLLİK SAN. VE TİC. A.Ş.	8.710	2,90	8.710	-
FORUM İNŞAAT DEKORASYON TURİZM SAN. VE TİC. A.Ş.	8.567	2,86	8.567	-
ABDULKADİR KONUKOĞLU	6.696	2,23	6.696	-
MUAMMER İHSAN KALKAVAN	5.275	1,76	5.275	-
NEGİŞ GİYİM İMALAT VE İHRACAT A.Ş.	5.214	1,74	5.214	-
İRFAN HACIOSMANOĞLU	4.988	1,66	4.988	-
İBRAHİM SAYIN	4.326	1,44	4.326	-
HASAN SAYIN	4.287	1,43	4.287	-
FEHİM ARICI	3.205	1,07	3.205	-
TEKSEN TEKSTİL END. A.Ş.	3.123	1,04	3.123	-
Other	208.137	69,37	208.137	-

V. Services and Lines of Activities of The Parent Bank:

The Parent Bank operates in accordance with the principles of interest-free banking as a participation bank, by collecting funds through current accounts and profit sharing accounts and lending such funds through production support, finance lease and profit/loss sharing partnership.

The Parent Bank has two ways of collecting funds; current accounts and profit sharing accounts. The Parent Bank classifies current accounts and profit sharing accounts in accordance with their maturities in its accounting system. Profit sharing accounts are categorized into six different maturity groups; one month, three months, six months, nine months, one year and more than one year.

The Parent Bank lends funds collected through the current accounts to the extent that the amount lent through profit/loss sharing partnerships after deducting the required legal charges shall not exceed 20% of the total amount and the maturity of the loan and not be longer than 6 months.

The Parent Bank also determines the participation rates on profit/loss sharing accounts with respect to the maturity group of TRY and foreign currency accounts separately under the limitation that the participation rate on loss shall not be less than 50%, for different maturity groups and TRY and foreign currency accounts specifically.

The Parent Bank constitutes specific fund pools allocated to the individually predetermined projects for financing purposes. The profit sharing accounts which are part of the funds collected for project financing purpose are distinguished from others with respect of the terms accounted separately from the others and it is not allowed to make any transfers from these accounts to any other maturity groups.

The financing period and individual projects which shall be financed through such specific fund pools are usually predetermined.

In addition to the regular banking activities, the Parent Bank operates as an agency of Işık Sigorta A.Ş. through its branches.

SECTION TWO

CONSOLIDATED FINANCIAL STATEMENTS

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET

	ASSETS	Disc.	THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Reviewed (31/03/2007)			PRIOR PERIOD Audited (31/12/2006)		
			TRY	FC	Total	TRY	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK**	(1)	131.361	218.416	349.777	141.153	196.809	337.962
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (Net)**	(2)	-	-	-	-	-	-
2.1	Trading financial assets		-	-	-	-	-	-
2.1.1	Public sector debt securities		-	-	-	-	-	-
2.1.2	Share certificates		-	-	-	-	-	-
2.1.3	Other marketable securities		-	-	-	-	-	-
2.2	Financial assets at fair value through profit and loss		-	-	-	-	-	-
2.2.1	Public sector debt securities		-	-	-	-	-	-
2.2.2	Share certificates		-	-	-	-	-	-
2.2.3	Other marketable securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		-	-	-	-	-	-
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	(3)	194.558	493.881	688.439	21.655	592.695	614.350
IV.	**MONEY MARKET PLACEMENTS**		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE FOR SALE (Net)**	(4)	79	-	79	88	-	88
5.1	Share certificates		-	-	-	-	-	-
5.2	Public sector debt securities		-	-	-	-	-	-
5.3	Other marketable securities		79	-	79	88	-	88
VI.	**LOANS**	(5)	2.953.243	128.257	3.081.500	2.665.898	100.178	2.766.076
6.1	Loans		2 898.224	126 706	3.024 930	2.628 332	99.268	2.727.600
6.2	Non-performing loans		173.361	1.885	175 246	127.364	1.214	128 578
6.3	Specific provisions (-)		(118.342)	(334)	(118.676)	(89 798)	(304)	(90 102)
VII.	**HELD TO MATURITY INVESTMENTS (Net)**	(6)	-	-	-	-	-	-
VIII.	**INVESTMENTS IN ASSOCIATES (Net)**	(7)	-	-	-	-	-	-
8.1	Accounted for under equity method		-	-	-	-	-	-
8.2	Unconsolidated associates		-	-	-	-	-	-
8.2.1	Financial investments		-	-	-	-	-	-
8.2.2	Non-financial investments		-	-	-	-	-	-
IX.	**INVESTMENTS IN SUBSIDIARIES (Net)**	(8)	56.486	-	56.486	56.486	-	56.486
9.1	Unconsolidated financial subsidiaries		34	-	34	34	-	34
9.2	Unconsolidated non-financial subsidiaries		56 452	-	56 452	56 452	-	56 452
X.	**ENTITIES UNDER COMMON CONTROL (Net)**	(9)	-	-	-	-	-	-
10.1	Consolidated under equity method		-	-	-	-	-	-
10.2	Unconsolidated		-	-	-	-	-	-
10.2.1	Financial subsidiaries		-	-	-	-	-	-
10.2.2	Non-financial subsidiaries		-	-	-	-	-	-
XI.	**LEASE RECEIVABLES (Net)**	(10)	257.827	-	257.827	294.105	-	294.105
11.1	Finance lease receivables		298 292	-	298 292	339.849	-	339.849
11.2	Operating lease receivables		-	-	-	-	-	-
11.3	Other		-	-	-	-	-	-
11.4	Unearned income (-)		(40 465)	-	(40.465)	(45.744)	-	(45 744)
XII.	**DERIVATIVE FINANCIAL ASSETS FOR HEDGING PURPOSES**	(11)	-	-	-	-	-	-
12.1	Fair value hedge		-	-	-	-	-	-
12.2	Cash flow hedge		-	-	-	-	-	-
12.3	Hedge of net investment risks in foreign operations		-	-	-	-	-	-
XIII.	**TANGIBLE ASSETS (Net)**	(12)	77.816	-	77.816	73.745	-	73.745
XIV.	**INTANGIBLE ASSETS (Net)**	(13)	6.808	-	6.808	6.932	-	6.932
14.1	Goodwill		4 111	-	4.111	4 111	-	4.111
14.2	Other		2 697	-	2 697	2.821	-	2.821
XV.	**TAX ASSET**	(14)	6.239	-	6.239	4.644	-	4.644
15.1	Current tax asset		-	-	-	-	-	-
15.2	Deferred tax asset		6.239	-	6.239	4 644	-	4 644
XVI.	**ASSETS HELD FOR SALE (Net)**	(15)	-	-	-	-	-	-
XVII.	**OTHER ASSETS**	(16)	48.541	2.152	50.693	49.119	1.635	50.754
	TOTAL ASSETS		3.732.958	842.706	4.575.664	3.313.825	891.317	4.205.142

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET

	LIABILITIES	Disc	THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Reviewed (31/03/2007)			PRIOR PERIOD Audited (31/12/2006)		
			TRY	FC	Total	TRY	FC	Total
I.	**FUNDS COLLECTED**	(1)	1.666.621	1.796.438	3.463.059	1.624.620	1.554.158	3.178.778
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(2)	-	-	-	-	-	-
III.	**FUNDS BORROWED**	(3)	-	137.297	137.297	-	126.696	126.696
IV.	**MONEY MARKET BALANCES**		-	-	-	-	-	-
V.	**MARKETABLE SECURITIES ISSUED (NET)**		-	-	-	-	-	-
VI.	**SUNDRY CREDITORS**		112.393	2.979	115.372	109.619	3.355	112.974
VII.	**OTHER LIABILITIES**	(4)	73.018	11.544	84.562	32.118	20.787	52.905
VIII.	**LEASE PAYABLES (Net)**	(5)	2.757	922	3.679	1.991	1.367	3.358
8.1	Finance lease payables		2.999	944	3.943	2.116	1.408	3.524
8.2	Operating lease payables		-	-	-	-	-	-
8.3	Other		-	-	-	-	-	-
8.4	Deferred finance lease expenses (-)		(242)	(22)	(264)	(125)	(41)	(166)
IX.	**DERIVATIVE FINANCIAL LIABILITIES FOR HEDGING PURPOSES**	(6)	-	-	-	-	-	-
9.1	Fair value hedge		-	-	-	-	-	-
9.2	Cash flow hedge		-	-	-	-	-	-
9.3	Hedge of net investment in foreign operations		-	-	-	-	-	-
X.	**PROVISIONS**	(7)	84.168	6.098	90.266	80.731	3.173	83.904
10.1	General loan loss provisions		25 454	6.098	31.552	23.469	3.173	26 642
10.2	Restructuring provisions		-	-	-	-	-	-
10.3	Reserve for employee benefits		8 686	-	8 686	7.223	-	7.223
10.4	Other provisions		50 028	-	50 028	50 039	-	50 039
XI.	**TAX LIABILITY**	(8)	8.205	-	8.205	10.875	-	10.875
11.1	Current tax liability		8 205	-	8.205	10.875	-	10.875
11.2	Deferred tax liability		-	-	-	-	-	-
XII.	**PAYABLES RELATED TO ASSETS HELD FOR SALE**	(9)	-	-	-	-	-	-
XIII.	**SUBORDINATED LOANS**	(10)	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	(11)	673.224	-	673.224	635.652	-	635.652
14.1	Paid-in capital		300 000	-	300.000	300.000	-	300.000
14.2	Supplementary capital		150 000	-	150 000	150 000	-	150.000
14.2.1	Share premium		150 000	-	150 000	150.000	-	150 000
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Marketable securities value increase fund		-	-	-	-	-	-
14.2.4	Tangible assets revaluation reserve		-	-	-	-	-	-
14.2.5	Intangible assets revaluation reserve		-	-	-	-	-	-
14.2.6	Bonus shares obtained from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-
14.2.7	Hedging funds (Effective portion)		-	-	-	-	-	-
14.2.8	Value increase on assets held for resale		-	-	-	-	-	-
14.2.9	Other capital reserves		-	-	-	-	-	-
14.3	Profit reserves		38.582	-	38 582	38 569	-	38 569
14.3.1	Legal reserves		7.557	-	7.557	7.544	-	7.544
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		31,025	-	31.025	31.025	-	31.025
14.3.4	Other profit reserves		-	-	-	-	-	-
14.4	Profit or loss		176 612	-	176 612	139.487	-	139 487
14.4.1	Prior year income/loss		139,474	-	139.474	(4 708)	-	(4 708)
14.4.2	Current year income/loss		37,138	-	37.138	144 195	-	144.195
14.5	Minority shares	(12)	8 030	-	8.030	7.596	-	7.596
	TOTAL LIABILITIES AND EQUITY		2.620.386	1.955.278	4.575.664	2.495.606	1.709.536	4.205.142

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED OFF BALANCE SHEET CONTINGENCIES AND COMMITMENTS

			THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Reviewed (31/03/2007)			PRIOR PERIOD Audited (31/12/2006)		
		Disc.	TRY	FC	Total	TRY	FC	Total
A.	**OFF BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)**		**4.014.938**	**2.976.971**	**6.991.909**	**2.658.056**	**1.739.795**	**4.397.851**
I.	**GUARANTEES**	(1), (2)	**3.283.660**	**2.976.971**	**6.260.631**	**2.172.616**	**1.739.795**	**3.912.411**
1.1.	Letters of Guarantees		3.275.221	1.901.654	5.176.875	2.149.017	1.122.520	3.271.537
1.1.1.	Guarantees subject to State Tender Law		-	-	-	-	-	-
1.1.2.	Guarantees given for foreign trade operations		-	-	-	-	-	-
1.1.3.	Other letters of guarantee		3.275.221	1.901.654	5.176 875	2.149.017	1.122 520	3.271.537
1.2	Bank loans		-	132.761	132.761	-	70.820	70 820
1.2.1.	Import letter of acceptances		-	132.761	132.761	-	70 820	70 820
1.2 2.	Other bank acceptances		-	-	-	-	-	-
1.3.	Letter of credits		-	894 678	894 678	-	530 818	530 818
1.3.1.	Documentary letter of credits		-	-	-	-	-	-
1.3.2.	Other letter of credits		-	894 678	894 678	-	530 818	530 818
1.4.	Prefinancing given as guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2	Other endorsements		-	-	-	-	-	-
1.6.	Other guarantees		8 439	47.878	56 317	23.599	15 637	39 236
1.7.	Other collaterals		-	-	-	-	-	-
II.	**COMMITMENTS**	(1)	**731.278**	-	**731.278**	**485.440**	-	**485.440**
2.1.	Irrevocable commitments		731.278	-	731.278	485.440	-	485 440
2.1.1.	Forward asset purchase commitments		-	-	-	-	-	-
2.1.2.	Share capital commitment to associates and subsidiaries		-	-	-	-	-	-
2.1.3.	Loan granting commitments		-	-	-	-	-	-
2.1.4.	Securities underwriting commitments		-	-	-	-	-	-
2.1.5.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.6	Payment commitment for checks		308 811	-	308 811	251.256	-	251.256
2.1.7.	Tax and fund liabilities from export commitments		-	-	-	-	-	-
2.1.8.	Commitments for credit card expenditure limits		422 467	-	422 467	234 184	-	234 184
2.1.9.	Receivables from short sale commitments		-	-	-	-	-	-
2.1.10	Payables for short sale commitments		-	-	-	-	-	-
2.1.11.	Other irrevocable commitments		-	-	-	-	-	-
2.2	Revocable commitments		-	-	-	-	-	-
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2	Other revocable commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		-	-	-	-	-	-
3.1	Derivative financial instruments for hedging purposes		-	-	-	-	-	-
3.1.1	Fair value hedge		-	-	-	-	-	-
3.1.2	Cash flow hedge		-	-	-	-	-	-
3.1.3	Hedge of net investment in foreign operations		-	-	-	-	-	-
3.2	Held for trading transactions		-	-	-	-	-	-
3.2.1	Forward foreign currency buy/sell transactions		-	-	-	-	-	-
3.2.1.1	Forward foreign currency transactions-buy		-	-	-	-	-	-
3.2.1.2	Forward foreign currency transactions-sell		-	-	-	-	-	-
3.2.2	Other Forward buy/sell transactions		-	-	-	-	-	-
3.3	Other		-	-	-	-	-	-
B.	**CUSTODY AND PLEDGED ITEMS (IV+V+VI)**		**35.954.486**	**25.827.239**	**61.781.725**	**5.393.977**	**1.012.454**	**6.406.431**
IV.	**ITEMS HELD IN CUSTODY**		**392.601**	**503.620**	**896.221**	**830.998**	**395.016**	**1.226.014**
4.1.	Assets under management		-	-	-	-	-	-
4.2.	Investment securities held in custody		-	-	-	-	-	-
4.3.	Checks received for collection		310 028	28 791	338 819	670 849	99 030	769.879
4.4	Commercial notes received for collection		82.570	64.163	146.733	160.148	98 491	258 639
4.5.	Other assets received for collection		-	410 666	410 666	-	197.495	197 495
4.6	Assets received for public offering		-	-	-	-	-	-
4.7.	Other items under custody		3	-	3	1	-	1
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**35.561.885**	**25.323.619**	**60.885.504**	**4.562.979**	**617.438**	**5.180.417**
5.1.	Marketable securities		100 347	120.255	220 602	-	-	-
5.2.	Guarantee notes		12 680 953	9.561.352	22 242 305	251	5	256
5.3.	Commodity		300 190	61.716	361.906	-	-	-
5.4.	Warranty		-	-	-	-	-	-
5.5.	Properties		4.811.014	783 663	5.594 677	2.739 592	536.588	3.276 180
5.6.	Other pledged items		17.669.381	14 796 633	32 466 014	1.823.136	80 845	1.903.981
5.7.	Pledged items-depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTIES**		-	-	-	-	-	-
	TOTAL OFF BALANCE SHEET ACCOUNTS (A+B)		**39.969.424**	**28.804.210**	**68.773.634**	**8.052.033**	**2.752.249**	**10.804.282**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF INCOME				
			THOUSAND NEW TURKISH LIRA	
		Disc.	CURRENT PERIOD Reviewed (01/01-31/03/2007)	PRIOR PERIOD Reviewed (01/01-31/03/2006)
I.	PROFIT SHARE INCOME	(1)	156.290	94.208
1.1	Profit share on loans		134 910	81.521
1.2	Profit share on reserve deposits		4 375	2.492
1.3	Profit share on banks		8 099	2.180
1.4	Profit share on money market placements		-	-
1.5	Profit share on marketable securities portfolio		-	-
1.5.1	Held-for-trading financial assets		-	-
1.5.2	Financial assets at fair value through profit and loss		-	-
1.5.3	Available-for-sale financial assets		-	-
1.5.4	Investments held-to-maturity		-	-
1.6	Finance lease Income		8.906	8.015
1.7	Other profit share income		-	-
II.	PROFIT SHARE EXPENSE	(2)	(76.380)	(39.548)
2.1	Expense on profit sharing accounts		(73.949)	(39.226)
2.2	Profit share expense on funds borrowed		(2 431)	(322)
2.3	Profit share expense on money market borrowings		-	-
2.4	Expense on securities issued		-	-
2.5	Other profit share expenses		-	-
III.	NET PROFIT SHARE INCOME (I - II)		79.910	54.660
IV.	NET FEES AND COMMISSIONS INCOME		42.556	27.624
4.1	Fees and commissions received		53 282	33 655
4.1.1	Cash loans		9.871	4 702
4.1.2	Non-cash loans		25.711	17.236
4.1.3	Other	(12)	17.700	11.717
4.2	Fees and commissions paid		(10 726)	(6.031)
4.2.1	Cash loans		-	-
4.2.2	Non-cash loans		-	-
4.2.3	Other	(12)	(10.726)	(6.031)
V.	DIVIDEND INCOME	(3)	-	-
VI.	NET TRADING INCOME	(4)	4.471	(4.376)
6.1	Profit/losses on trading securities		-	-
6.2	Foreign exchange gains/losses		4 471	(4 376)
VII.	OTHER OPERATING INCOME	(5)	27.854	41.555
VIII.	TOTAL OPERATING INCOME (III+IV+V+VI+VII)		154.791	119.463
IX.	PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)	(6)	(36.512)	(35.761)
X.	OTHER OPERATING EXPENSES (-)	(7)	(73.910)	(53.315)
XI.	NET OPERATING INCOME/(LOSS) (VIII-IX-X)		44.369	30.387
XII.	AMOUNT IN EXCESS RECORDED AS GAIN		-	-
XIII.	GAIN / (LOSS) ON EQUITY METHOD		-	-
XIV.	GAIN / (LOSS) ON NET MONETARY POSITION		-	-
XV.	INCOME/(LOSS) BEFORE TAXES (XI+XII+XIII+XIV)	(8)	44.369	30.387
XVI.	PROVISION FOR TAXES ON INCOME (±)	(9)	(6.797)	(11.022)
16.1	Provision for current income taxes		(8 393)	(9.967)
16.2	Provision for deferred taxes		1.596	(1.055)
XVII.	NET OPERATING INCOME AFTER TAXES (XV±XVI)	(10)	37.572	19.365
17.1	Discontinued Operations		-	-
17.2	Other		37.572	19.365
XVIII.	NET PROFIT/(LOSS)	(11)	37.572	19.365
18.1	Group's profit/loss		37.138	19.126
18.2	Minority shares		434	239
	Earnings per share		0,12	0,08

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

THOUSAND NEW TURKISH LIRA

	CHANGES IN SHAREHOLDERS EQUITY	Disc.	Paid-in Capital	Inflation Adjustment to Paid-in Capital	Share Premium	Share Certificate Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Net Period Profit/(Loss)	Prior Period Net Profit/(Loss)	Marketable Securities Value Increase Fund	Total Equity Excluding Minority Shares	Minority Shares	Total Equity
	PRIOR PERIOD REVIEWED (01/01-31/03/2006)															
I.	Beginning Balance		240 000	-	-	-	5 593	-	30 338	-	90 286	(72.142)	-	294 075	4.877	298 952
II.	Corrections according to TAS 8		-	-	-	-	-	-	-	-	(913)	699	-	(214)	523	309
2.1	The effect of corrections of errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	The effects of changes in accounting policy		-	-	-	-	-	-	-	-	(913)	699	-	(214)	523	309
III.	New Balance (I+II)		240 000	-	-	-	5.593	-	30 338	-	89.373	(71 443)	-	293 861	5 400	299.261
	Changes in period		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IV.	Increase/Decrease related to merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Transfer to hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transferred amounts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Period net income/(loss)		-	-	-	-	-	-	-	-	19 126	-	-	19 126	239	19.365
X.	Profit distribution		-	-	-	-	20	-	-	-	(89 373)	89.353	-	-	-	-
10.1	Dividends distributed		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.2	Transfers to reserves		-	-	-	-	20	-	-	-	-	(20)	-	-	-	-
10.3	Other		-	-	-	-	-	-	-	-	(89 373)	89.373	-	-	-	-
XI.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2	Tangible assets value increase in revaluation fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Bonus shares from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5	Inflation adjustment to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	The disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	The reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Primary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Secondary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	The effect of change in associate's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing Balance (III+IV+……+XIV+XV+XVI)		240.000	-	-	-	5 613	-	30.338	-	19 126	17 910	-	312 987	5.639	318 626
	CURRENT PERIOD REVIEWED (01/01-31/03/2007)															
I.	Prior period balance		300.000	-	150.000	-	7 544	-	31 025	-	144 195	(4 708)	-	628.056	7.596	635 652
	Changes in period		-	-	-	-	-	-	-	-	-	-	-	-		-
II.	Increase/Decrease related to merger		-	-	-	-	-	-	-	-	-	-	-	-		-
III.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-		-
IV.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-		-
4.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-		-
4.2	Transfer to hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-		-
	Transferred amounts		-	-	-	-	-	-	-	-	-	-	-	-		-
V.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-		-
VI.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-		-
6.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-		-
6.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-		-
VII.	Period net income/(loss)		-	-	-	-	-	-	-	-	37.138	-	-	37.138	434	37 572
VIII.	Profit distribution		-	-	-	-	13	-	-	-	(144 195)	144 182	-	-		-
8.1	Dividends distributed		-	-	-	-	-	-	-	-	-	-	-	-		-
8.2	Transfers to reserves		-	-	-		13	-	-	-	-	(13)	-	-		-
8.3	Other		-	-	-	-	-	-	-	-	(144 195)	144 195	-	-		-
IX.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-		-
9.2	Tangible assets value increase in revaluation fund		-	-	-	-	-	-	-	-	-	-	-	-		-
9.3	Bonus shares from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-	-	-	-	-	-	-		-
9.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-		-
9.5	Inflation adjustment to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-		-
9.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-		-
9.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-		-
9.8	Other		-	-	-	-	-	-	-	-	-	-	-	-		-
X.	The disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-		-
XI.	The reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-		-
XII.	Primary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-		-
XIII.	Secondary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-		-
XVI.	The effect of change in associate's equity		-	-	-	-	-	-	-	-	-	-	-	-		-
	Closing Balance (I+II+III+……+XII+XIII+XIV)		300 000	-	150 000	-	7 557	-	31 025	-	37.138	139 474	-	665 194	8.030	673.224

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF CASH FLOW				
			THOUSAND NEW TURKISH LIRA	
			CURRENT PERIOD Reviewed (01/01-31/03/2007)	PRIOR PERIOD Reviewed (01/01-31/03/2006)
		Disc.		
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**85.212**	**41.649**
1.1.1	Profit share income received		165 040	93 494
1.1.2	Interest paid		(82 444)	(39.023)
1.1.3	Dividend received		-	-
1.1.4	Fees and commissions received		53 282	34 105
1.1.5	Other income		26 060	5 339
1.1.6	Collections from previously written off loans		1.583	7.059
1.1.7	Payments to personnel and service suppliers		(33.131)	(21.278)
1.1.8	Taxes paid		(11.969)	(1.031)
1.1.9	Others		(33.209)	(37 016)
1.2	**Changes in operating assets and liabilities**		**(10.351)**	**(49.582)**
1.2.1	Net (increase) decrease in financial assets		-	-
1.2.2	Net (increase) decrease in financial assets at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(32.984)	2.746
1.2.4	Net (increase) decrease in loans		(351.615)	(162.755)
1.2.5	Net (increase) decrease in other assets		12.525	422
1.2.6	Net increase (decrease) in bank deposits		-	(24 565)
1.2.7	Net increase (decrease) in other deposits		295.352	117 051
1.2.8	Net increase (decrease) in funds borrowed		11.244	(825)
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		55.127	18 344
I.	**Net cash provided from banking operations**		**74.861**	**(7.933)**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash provided from investing activities**		**(5.136)**	**(12.856)**
2.1	Cash paid for purchase of entities under common control, associates and subsidiaries		-	(7.302)
2.2	Cash obtained from sale of entities under common control, associates and subsidiaries		-	-
2.3	Fixed assets purchases		(5 563)	(6 333)
2.4	Fixed assets sales		418	779
2.5	Cash paid for purchase of financial assets available for sale		-	-
2.6	Cash obtained from sale of financial assets available for sale		9	-
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	-
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash provided from financing activities**		**(1.944)**	-
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		-	-
3.4	Dividends paid		-	-
3.5	Payments for finance leases		(1.944)	-
3.6	Other		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**(14.457)**	**93**
V.	**Net increase / (decrease) in cash and cash equivalents**		**53.324**	**(20.696)**
VI.	**Cash and cash equivalents at the beginning of the year**		**777.952**	**291.501**
VII.	**Cash and cash equivalents at the end of the year**		**831.276**	**270.805**

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION THREE

ACCOUNTING PRINCIPLES

I. Explanations on Basis of Presentation

1. Presentation of Financial Statements

As prescribed in Article 37 of the Banking Act No: 5411, banks have to be in line with the principles and procedures established by the Banking Regulation and Supervision Agency ("BRSA") to ensure the uniformity in their accounting systems; record all their transactions accurately; and timely and fairly prepare their financial reports in a style and format that will meet the requirements of providing information, that is clearly reliable and comparable and suitable for auditing, analysis and interpretation.

Banks shall not settle their balance sheets without ensuring reconciliation with legal and auxiliary books and records, branches and domestic and foreign correspondents.

The Parent Bank prepares its statutory books, financial statements, and all related documents that provide a basis for those financial statements in accordance with the Turkish Accounting Standards ("TAS") and regulation on "Procedures And Principles Regarding The Accounting Practices And Documentation of Banks" published in the Official Gazette dated November 1, 2006 and numbered 26333, Turkish Commercial Code and Tax Legislation.

The Parent Bank prepares consolidated financial statements by applying accounting policies and basis of accounting in accordance with the Turkish Accounting Standards ("TAS") and related communiqués, pronouncements and explanations issued by the Banking Regulation and Supervision Agency (BRSA). Related accounting policies and basis of accounting are explained in notes II-XXII below.

1.1. Accounting Policies Applied

Prior period consolidated financial statements are restated as described below, in line with the provisions of the Turkish Accounting Standards Board No: 1 "Fundamentals of Preparing and Presenting Financial Statements" published on Official Gazette numbered No: 25702 on January 16, 2005,and in accordance with the Turkish Accounting Standards and Turkish Financial Reporting Standards; and other principles, methods and explanations about accounting and financial reporting procedures issued by BRSA. The adjustments to the 2005 financial statements, are summarized below:

Explanation (Thousand TRY)	Net Profit for 31 March 2006	Previous Years Losses
Prior to transition to TFRS	19.902	18.144
Employee benefits	(1.508)	(3.563)
Deferred tax impact	314	1.800
Insurance Technique Provisions	223	1.043
Other Provisions	-	(142)
Goodwill Amortization Adjusment	206	1.171
Changes in Minority Share	(11)	(523)
Total adjustments	(776)	(214)
Subsequent to transition to TFRS	19.126	17.930

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

I. Explanations on Basis of Presentation (Cont'd)

2. Basis of Accounting

Accompanying financial statements are based on the Group's legal books. The Group has recorded the adjustments of inflation accounting to its legal books starting from 30 June 2004 to 31 December 2004 according to Act No: 5024 of the Tax Law. As of 31 December 2003, consolidated financial statements are prepared in accordance with the legal books and historical cost principle except for the revaluation of fixed assets and those consolidated financial statements include adjustments and reclassifications with the restatement for the changes in the general purchasing power of the Turkish Lira in accordance with Turkish Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" ("TAS 29") before 31 December 2004, for the purpose of fair presentation.

2.1 Inflationary Accounting

TAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. Accordingly, financial statements of the Bank before 31 December 2004 include restatement to reflect changes in the purchasing power of the Turkish Lira as required by TAS 29 "Financial Reporting in Hyperinflationary Economies".

TAS 29 requires the application of preparing financial statements in accordance with the provisions of TAS 29 to be ceased, if the main indicators of the hyperinflationary economy do not exist and the cessation of inflation accounting application due to the fact that hyperinflationary period is over.

As stated by the BRSA circular No: 2 dated 28 April 2005, the indicators of hyperinflationary period are no longer valid and as explained in the BRSA resolution dated 21 April 2005 and numbered 1623, the inflation accounting is revoked after 1 January 2005, and the requirement for banks to prepare their financial statements according to this regulation is no longer in effect.

II. Explanations on Strategy of Financial Assets and Foreign Currency Transactions Usage

The Group manages its strategies about financial instruments depending on the source. Those sources constitute of current and profit sharing accounts. Liabilities shall be covered with sufficient liquidity level. As of the balance sheet date, the Group's assets and equity are sufficient to cover its liabilities.

The Group does not carry a significant foreign currency position risk due to the existing floating exchange rate regime. The investment decisions are made by taking into consideration the maturity structure of the balance sheet items. The Bank determines specific limits for the balance sheet. The allocation of asset items is designated, and yield analysis is made based on this designation.

In the statutory books of the Group, the transactions recorded in foreign currencies (all other currencies except the New Turkish Lira) are translated into the New Turkish Lira with the exchange rates prevailing at the transaction dates. Monetary asset and liabilities denominated in foreign currencies are translated into the New Turkish Lira with the year end exchange rates of the Bank. Foreign exchange gain or losses arising from translation of monetary items and foreign currency denominated collections or disbursements are recognized in the income statement.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

III. Explanations on Forward and Option Contracts and Derivative Instruments

The Group has nor forward or option contracts or derivative transactions for hedging purposes.

IV. Explanations on Profit Share Income and Expenses

Profit share income and expenses are recognized in the income statement on an accrual basis.

Realized and unrealized interest accruals of the non-performing loans are reversed and interest income in connection with these loans is recorded as interest income only to the extent when they are collected.

V. Explanations on Fees and Commission Income and Expenses

Fees and commission income and expenses, fee and commission expenses paid to other institutions in connection with the borrowings and profit share income from subsidiaries are recorded as income or expense on cash basis. Any significant transactions having maturity other than those are recorded on an accrual basis.

VI. Explanations on Financial Assets

Financial instruments comprise of financial assets, financial liabilities and derivative instruments. Financial assets and financial liabilities are recognized in the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Basically, financial assets form the majority of the commercial activities and operations of the Group. Financial instruments have the ability to create, modify or reduce the liquidity, credit and market risks of the Group's financial statements.

Fair value is the amount for which an asset could be exchanged or a liability settled, between knowledgeable willing parties in an arms length transaction. Fair value is best evidenced by a market price, being the amount obtainable from the sale, or payable on the acquisition, of a financial instrument in an active market, if one exists.

Estimated fair values of financial assets are determined by the Group using information about the market and relevant valuation methods. However, interpretation of market information is necessary to determine fair value. Therefore, estimated fair values presented in this report may not be necessarily equivalent of the disposal values of such assets derived from current market conditions. Some of the financial instruments' carrying values (which are same with their cost values) are assumed to be equal to their fair values because of their short term nature.

The methods and assumptions used in determining the reasonable estimated values of all of the financial instruments are mentioned below.

Cash, Banks, and Other Financial Institutions:

Cash and cash equivalents comprise of cash on hand, demand deposits, and highly liquid short-term investments not bearing risk of significant value change, and that are readily convertible to a known amount of cash. The book values of these financial assets approximate to their fair values.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

VI. Explanations on Financial Assets (Cont'd)

Marketable Securities:

Marketable securities at fair value through profit or loss are classified in two categories: i) Marketable securities classified as trading securities: acquired or incurred principally for the purpose of selling or repurchasing it in the near term in order to benefit from short-term profit opportunities; ii) The marketable securities classified as marketable securities at fair value through profit or loss at inception. The Group uses such classification above when permitted or for the purposes of providing a more proper presentation.

In this group, trading securities are initially recognized at cost and measured at fair value on the financial statements. Fair values of debt securities that are traded in an active market are determined based on quoted prices or current market prices.

The difference between initial cost and fair value of financial assets at fair value through profit and loss is reflected to interest income or diminution in value of marketable securities accounts. Interest income and dividends from financial assets at fair value through profit and loss are reflected in interest income and dividend income.

Investments held to maturity include securities with fixed or determinable payments and fixed maturity where there is an intention of holding until maturity and the relevant conditions for fulfillment of such intention, including the funding ability. This portfolio excludes loans and receivables. After the initial recognition held to maturity investments are measured at amortized cost by using effective interest rate less impairment losses, if any. The Group has no financial assets acquired that are classified as held to maturity investments and will not be subject to the classification of this portfolio for two years due to not applying the tainting rules.

The profit share income received from held to maturity investments are recorded as profit share income in the income statement.

The marketable securities classified as available for sale securities are initially recognized at cost including the transaction costs. After the initial recognition, available for sale securities are measured at fair value and the unrealized gain/loss arising from the difference between the amortized cost and the fair value is recorded in "Marketable Securities Value Increase Fund" under the equity. At the disposal of available for sale financial assets, value increase/decrease recorded in "Marketable Securities Value Increase Fund" under equity is transferred to the income statement.

As of 31 March 2007, the Group does not have securities at fair value through profit or loss, held to maturity or available for sale portfolio.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

VI. Explanations on Financial Assets (Cont'd)

Loans and Receivables:

Loans and receivables are recognized at amortized cost. Fees, transaction costs and other similar costs in connection with the guarantees of loans and receivables are not considered as part of the transaction cost and recognized in the income statement.

Loans are transferred to the relevant accounts with their cash amounts and income accruals are calculated by using the internal rate of return method and related income is recorded in profit share income item. Foreign currency and foreign currency indexed loans are evaluated and evaluation differences are accounted under "Foreign Exchange Gains" and/or "Foreign Exchange Loss" in the income statement.

Loans extended by the Bank are recognized on the basis of TAS 39 "Recognition and Measurement of Financial Instruments".

In the presence of evidences about doubts on collection of loans, classification and provisioning of such loans are accounted in conformity with the prevailing regulations, and such specific provisions are recognized in the income statement. Collections attributable to these loans are recognized in the profit share income received from "Doubtful Loans and Receivables".

Released provisions are accounted as cancellation of such provisions if realized in the current year, and the remaining amounts are recognized in the account of collections from the prior year expenses.

VII. Explanations on Impairment of Financial Assets

At each balance sheet date, the Group evaluates the carrying amounts of its financial assets or a group of financial assets to determine whether there is an objective indication that those assets have suffered an impairment loss. If any such indication exists, the Bank determines the related impairment.

A financial asset or a financial asset group is subject to impairment loss only if there is an objective indicator related to the occurrence of one or more than one event ("loss event") subsequent to the initial recognition of that asset has an effect on the reliable estimate of the expected future cash flows of the related financial asset and asset group. Irrespective of their high probability of incurrence, future expected losses are not recognized.

VIII. Explanations on Offsetting of Financial Assets and Liabilities

Financial assets and liabilities are offset when the Group has a legally enforceable right to set off, and when the Group has the intention of collecting or paying the net amount of related assets and liabilities or when the Group has the right to offset the assets and liabilities simultaneously.

IX. Explanations on Sales and Repurchase Agreements and Securities Lent

The Group does not have any repurchase agreements or lent securities.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

X. Explanations on Assets Held for Sale and Discontinued Operations

The principles on accounting, assessment and disposal of assets held for sale are determined based on the Communiqué on "Banking Procedures and Principles on Trading of Precious Metals and Assets Held For Sale" published in the Official Gazette numbered 26333 on 1 November 2006.

The Parent Bank has held for sale assets in the balance sheet and the Group still continues to depreciate those assets since the Group does not have a formal plan to dispose these assets within one year subsequent to their classification date. Within this context, these assets are classified as tangible assets instead of assets held for sale in the accompanying financial statements.

Assets that meet the criteria to be classified as held for sale are measured at the lower of its carrying amount and fair value less costs to sell. Depreciation of such assets is ceased and they are presented separately in the balance sheet. In order to classify a tangible fixed asset as held for sale, the asset (or the disposal group) should be available for an immediate sale in its present condition subject to the terms of any regular sales of such assets (or such disposal groups) and the sale should be highly probable. For a highly probable sale, the appropriate level of management must be committed to a plan to sell the asset (or the disposal group), and an active program to complete the plan should be initiated to locate a customer. Also, the asset (or the disposal group) should have an active market sale value, which is a reasonable value in relation to its current fair value. Also, the sale should be recognized as a completed sale within one year after the classification date; and the necessary transactions and procedures attributable to the completion of the plan should indicate a remote possibility of significant changes effecting or eliminating the plan. Events or circumstances may extend the completion of the sale more than one year. Such assets are still classified as held for sale if there is sufficient evidence that the delay in the sale process is due to the events and circumstances occurred beyond the control of the entity or the entity remains committed to its plan to sell the asset (or disposal group).

A discontinued operation is a division of a bank that either has been disposed of, or is classified as held for sale. Gains or losses relating to discontinued operations are presented separately in the income statement.

XI. Explanations on Goodwill and Other Intangible Assets

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XI. Explanations on Goodwill and Other Intangible Assets (Cont'd)

Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets acquired before January 1, 2005 are accounted for at restated cost less accumulated depreciation and any impairment reserve, and the intangible assets acquired in subsequent periods are accounted for at acquisition cost less accumulated depreciation and any impairment reserve if any, for the ones acquired before January 1, 2005. Intangible assets are amortized with straight line method by considering their useful lives. Amortization method is reviewed at the end of each year periodically. Intangible assets mainly constitute of rights and amortized with the straight line method in 5 years.

XII. Explanations on Tangible Assets

Tangible assets are accounted for the acquisition cost and any other cost incurred until such asset is ready for use. Tangible assets are remeasured at their acquisition cost less accumulated depreciation and impairment reserve, if any.

Depreciation of the assets held less than one year as of the balance sheet date is accounted for proportionately.

If the fair value of tangible assets exceeds their carrying values, impairment losses are set aside for exceeding amounts and these amounts are recognized as impairment in the accompanying financial statements.

Gain or loss resulting from disposals of the tangible assets is recognized in the income statement as the difference between the net proceeds and net book value.

Maintenance costs of the tangible assets are recognized in the income statement as expense.

There are no pledges, mortgages or other restrictions on the tangible assets.

Tangible Asset	Useful Life
Safety Boxes	5 years
Office Equipment	5 years
Furniture and Fixtures	5 years
Vehicles	5 years
Leasehold Improvements	5 years
Land and Buildings	50 years

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XIII. Explanations on Leasing Transactions

Group as a Lessor

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Parent Bank's net investment in the leases. Finance lease income is allocated to the accounting periods so as to reflect a constant periodic rate of return on the Parent Bank's net investment outstanding in respect of the leases.

Group as a Lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.

Assets held under finance leases are recognized as assets of the Group at fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group's general policy on borrowing costs.

As of 31 March 2007, the Group does not have any operating leases.

XIV. Explanations on Provisions and Contingent Liabilities

Provisions are recognized when there is a present obligation which can be settled by an outflow of resources embodying economic benefits that can be estimated reliably. The contingent liabilities are systematically reviewed to determine whether there is a possibility of any economic cash outflows.

XV. Explanations on Liabilities Regarding Employee Benefits

Under the Turkish law and union agreements, lump sum payments are made to employees retiring or involuntarily leaving the Bank. The retirement pay provision recognized in the accompanying financial statements represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses in accordance with TAS 19 "Employee Benefits" assuming the termination of entire number of contracts.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XVI. Explanations on Taxation

Tax expense comprises of current tax and deferred tax expenses.

Turkish tax legislation does not permit a parent company and its subsidiary to file a consolidated tax return. Therefore, provisions for taxes, as reflected in the accompanying consolidated financial statements, have been calculated on a separate-entity basis.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. According to Article 25 of Corporate Tax Law No: 4369, corporate tax rate is 20% for 2007 income.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized and recognized in the income statement. If deferred tax is in connection with the assets directly associated with the equity, it shall be directly associated with the items of shareholders' equity.

Taxes payables and prepaid taxes are offset since they are levied by the same taxation authority. Deferred tax assets and liabilities are also offset.

The Group has adjusted its statutory financial statements based on inflation accounting as of 1 January 2004 in accordance with Law No: 5024.

XVII. Additional Explanations on Borrowings

Borrowings are recorded in accordance with TAS 39 "Recognition and Measurement of Financial Instruments".

There are no hedging instruments used except for hedging instruments applied for accounting and valuation methods for borrowing liabilities attributable to liquidity and currency risks.

There are no debt securities and convertible bonds issued by the Group.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XVIII. Explanations on Share Certificates

There are no dividends related with Bank's share certificates as of report date, announced after balance sheet date.

In respect of General Assembly meeting decision on 31 March 2007, Bank will not distribute profit to shareholders.

XIX. Explanations on Acceptances

Acceptances are realized simultaneously with the payment dates of the customers and they are presented as possible commitments in the off-balance sheet accounts.

XX. Explanations on Government Incentives

There are no government incentives used by the Group.

XXI. Explanations on Segment Reporting

The Parent Bank operates in corporate, commercial and personal banking areas in line with its mission by means of profit/loss sharing methodology. The Group is in process of developing necessary infrastructure for such segment reporting.

XXII. Explanations on Other Matters

There are no other matters other than accounting policies stated above.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE

I. Explanations Related to the Consolidated Capital Adequacy Standard Ratio:

The capital adequacy ratio of the Group based on the consolidated financial statements is %18,40. Capital Adequacy Standard Ratio is calculated in accordance with the Communiqué on "Measurement and Assessment of Capital Adequacy of Banks ", which was published in the Official Gazette numbered 26333 on November 1, 2006. In the computation of capital adequacy standard ratio, information prepared in accordance with the statutory accounting requirements is used.

	Risk Weights				Risk Weights			
	Consolidated				Bank			
	0%	20%	50%	100%	0%	20%	50%	100%
Amount Subject to Credit Risk								
Balance Sheet Items (Net)	415.769	674.802	1.182.320	1.481.558	414.917	658.111	1.182.320	1.472.332
Cash and Cash Equivalents	31.246	-	-	-	31.220	-	-	-
Matured Marketable Securities	-	-	-	-	-	-	-	-
Due From Central Bank of Turkey	112.095	-	-	-	112.095	-	-	-
Due From Domestic Banks, Foreign Banks, Branches and Head Office Abroad	-	673.986	-	13.872	-	657.372	-	13.872
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Receivables From Reverse Repo Transactions	-	-	-	-	-	-	-	-
Reserve Deposits	156.034	-	-	-	156.034	-	-	-
Loans (*)	66.962	-	1.065.760	1.137.155	66.962	-	1.065.760	1.137.155
Non-performing loans (Net)	-	-	-	43.603	-	-	-	43.603
Financial Lease Receivables	3.113	-	91.854	95.306	3.113	-	91.854	95.306
Available-For-Sale Financial Assets	-	-	-	-	-	-	-	-
Held to Maturity Investments	-	-	-	-	-	-	-	-
Receivables From Installment Sales of Assets	-	-	-	-	-	-	-	-
Sundry Debtors	371	260	-	43.703	371	260	-	13.293
Accrued Profit Share and Income Accruals(*)	5.626	556	24.706	25.307	5.626	479	24.706	25.307
Subsidiaries, Associates and Entities Under Common Control (Net)	-	-	-	56.452	-	-	-	79.307
Tangible Assets	-	-	-	65.085	-	-	-	63.567
Other Assets	40.322	-	-	1.075	39.496	-	-	922
Off-Balance Sheet Items	119.753	2.207.262	448.792	761.226	119.753	2.207.262	448.792	761.205
Guarantees and Commitments	119.753	2.207.262	448.792	761.226	119.753	2.207.262	448.792	761.205
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Non Risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	535.522	2.882.064	1.631.112	2.242.784	534.670	2.865.373	1.631.112	2.233.537

(*) The Group does not make any distinctions for having 0% risk weighted loans having cash collateral and corresponding accruals between the equity and profit sharing accounts. For this reason, 30 % of the loans having cash collateral granted through profit sharing accounts are not included in the total of 100% risk weighted loans. As of the report date, the Parent Bank is still working on this matter based on the prevailing regulations.

	Consolidated		Bank	
	Current Period	Prior Period (*)	Current Period	Prior Period (*)
Total Risk Weighted Assets (TRWA)	3.634.753	3.487.579	3.622.168	3.476.681
Amount Subject to Market Risk (ASMR)	10.150	32.738	6.300	37.263
Amount Subject to Operational Risk (ASOR) (**)	-	-	-	-
Shareholders' Equity	670.709	634.576	670.656	635.662
Shareholders' Equity / (TRWA + ASMR + ASOR) *100	18,40	18,03	18,48	18,09

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Explanations Related to the Consolidated Capital Adequacy Standard Ratio (Cont'd):

Information related to the components of shareholders' equity:

CORE CAPITAL	Consolidated		Bank	
	Current Period	Prior Period(*)	Current Period	Prior Period
Paid-in Capital	300.000	300.000	300.000	300.000
Nominal capital	300.000	300.000	300.000	300.000
Capital commitments (-)	-	-	-	-
Adjustment to paid-in capital	8.029	7.596	-	-
Share premium	150.000	150.000	150.000	150.000
Share Cancellations profits	-	-	-	-
Legal reserves	7.557	7.544	7.509	7.509
First legal reserve (Turkish Commercial Code 466/1)	5.630	5.617	5.582	5.582
Second legal reserve (Turkish Commercial Code 466/2)	1.927	1.927	1.927	1.927
Other legal reserve per special legislation	-	-	-	-
Status reserves	-	-	-	-
Extraordinary reserves	31.025	31.025	31.025	31.025
Reserves allocated by the General Assembly	31.025	31.025	31.025	31.025
Retained earnings	-	-	-	-
Accumulated losses	-	-	-	-
Foreign currency share capital exchange difference	-	-	-	-
Inflationary Adjustment to Legal Reserve, status reserves and extraordinary reserves	-	-	-	-
Profit	195.784	145.897	183.910	147.589
Current year profit	37.138	144.195	36.321	146.351
Prior years' profits	158.646	1.702	147.589	1.238
Provision for possible losses up to 25% of the Core Capital	-	-	-	-
Gains on sale of associates and subsidiaries and properties to be added to capital	-	-	-	-
Primary subordinated loans up to 15% of the Core Capital	-	-	-	-
Losses that cannot be covered by reserves (-)	(19.171)	(6.410)	(3.604)	(3.604)
Net current period loss	-	-	-	-
Prior years' losses	(19.171)	(6.410)	(3.604)	(3.604)
Leasehold improvements (-)	(12.731)	(11.547)	(12.728)	(11.546)
Prepaid expenses (-)	(3.543)	(1.473)	(3.411)	(1.459)
Intangible assets (-)	(2.697)	(2.821)	(2.692)	(2.816)
Deferred tax asset exceeding 10% of the Core Capital	-	-	-	-
Excess amount in Clause 3, Article 56 of the Banking Law	-	-	-	-
Goodwill (Net) (-)	4.111	4.111	-	-
Total Core Capital	650.141	615.700	650.009	616.698

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Explanations Related to the Consolidated Capital Adequacy Standard Ratio (Cont'd):

Information related to the components of shareholders' equity (Cont'd):

SUPPLEMENTARY CAPITAL	Consolidated		Bank	
	Current Period	Prior Period(*)	Current Period	Prior Period
General Loan Loss Reserves	20.681	18.998	20.681	18.998
45% of the revaluation reserve for movable fixed assets	-	-	-	-
45% of the of revaluation reserve for properties	-	-	-	-
Bonus shares obtained from associates, subsidiaries and entities under common	-	-	-	-
Primary subordinated loans excluded in the calculation of the Core Capital	-	-	-	-
Secondary subordinated loans	-	-	-	-
Marketable securities value increase fund	-	-	-	-
Associates and subsidiaries	-	-	-	-
Available for sale securities	-	-	-	-
Indexation differences for capital reserves, profit reserves and retained earnings (Except indexation differences for legal reserves, statutory reserves and extraordinary reserves)	-	-	-	-
Total Supplementary Capital	20.681	18.998	20.681	18.998
TIER III CAPITAL	-	-	-	-
CAPITAL	670.822	634.698	670.690	635.696
DEDUCTIONS FROM THE CAPITAL	113	122	34	34
Equity shares in banks and financial institutions acquired 10% or more of their capital (Domestic, Foreign) that are excluded from the consolidation	113	122	34	34
Equity shares of the Bank in excess of 10% or more of its total core and supplementary capital attributable to banks and financial institutions acquired 10% or less of their capital (Domestic, Foreign)	-	-	-	-
Secondary subordinated loans and primary or secondary subordinated debt placements granted to banks and Financial Institutions (Domestic, Foreign) or Qualified Shareholders	-	-	-	-
Loans granted not in compliance with Articles 50 and 51 of the Banking Law	-	-	-	-
Total net book value of the Bank's real estates in excess of 50% of the equity and in accordance with Article 57 of the Act, net book value of real estates and commodities acquired in exchange of loans and receivables that should be disposed of however; have not been disposed of although it has been 5 years since the beginning of the acquisition date.	-	-	-	-
Other	-	-	-	-
Total Shareholders' Equity	670.709	634.576	670.656	635.662

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

II. Explanations Related to Consolidated Market Risk:

The amount subject to market risk is calculated and reported with the Standard Method described in Section 4 of the Communiqué related to the "Measurement and Assessment of Banks' Capital Adequacy" published in the Official Gazette No. 26333 dated 1 November 2006. Market risk is measured on a monthly basis.

	Amount
(I) Capital Requirement to be Employed For General Market Risk - Standard Method	-
(II) Capital Requirement to be Employed For Specific Risk - Standard Method	-
(III) Capital Requirement to be Employed For Currency Risk - Standard Method	812
(IV) Capital Requirement to be Employed For Commodity Risk - Standard Method	-
(V) Capital Requirement to be Employed For Settlement Risk - Standard Method	-
(VI) Total Capital Requirement to be Employed For Market Risk Resulting From Options	-
(VII) Total Capital Requirement to be Employed For Market Risk in Banks Using Risk	-
(VIII) Total Capital Requirement to be Employed For Market Risk (I+II+III+IV+V+VI)	812
(IX) Amount Subject to Market Risk (12,5 x VIII) or (12,5 x VII)	10.150

Average market risk table calculated at the end of the months during the period:

	Current Period			Prior Period		
	Average	Maximum	Minimum	Average	Maximum	Minimum
Interest Rate Risk	-	-	-	-	-	-
Common Stock Risk	-	-	-	-	-	-
Currency Risk	10.150	10.150	10.150	33.613	65.150	3.063
Commodity Risk	-	-	-	-	-	-
Settlement Risk	-	-	-	-	-	-
Option Risk	-	-	-	-	-	-
Total Value Subject to Risk	10.150	10.150	10.150	33.613	65.150	3.063

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

III. Explanations Related to Consolidated Currency Risk :

The currency risk of the Group is monitored on a daily basis. Net foreign currency position/ capital ratio is also controlled using the same basis.

The Group does not use any derivative instruments for hedging.

The Standard Method stated in the statutory reporting is used to measure the currency risk of the Group. The risk measurements are performed on a monthly basis.

The announced foreign exchange buying rates of the Group as of 31 March 2007 and the previous five working days are as follows:

	31 March 2007			
	US Dollar	Euro	Sterling	Japanese Yen
"FC Evaluation Rate" of the Bank	1,3861	1,8479	2,7196	1,1736
Previously:				
30.03.2007 (Day 1)	1,3869	1,8506	2,7233	1,1810
29.03.2007 (Day 2)	1,3833	1,8469	2,7181	1,1713
28.03.2007 (Day 3)	1,3792	1,8300	2,7047	1,1665
27.03.2007 (Day 4)	1,3773	1,8319	2,7031	1,1669
26.03.2007 (Day 5)	1,3766	1,8385	2,7068	1,1682

The simple arithmetical average of the major current foreign exchange buying rates of the Bank for thirty days before 31 March 2007 is TRY 1,4023 per US Dollars, TRY 1,8560 per EURO, TRY 0.011935 per JPY and TRY 2,7288 per GBP.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

III. Explanations Related to Consolidated Currency Risk (Cont'd):

Information on Consolidated Currency Risk of the Group: Foreign Currencies (Thousand TRY)

	EURO	USD	Yen	Other	Total
Current Period					
Assets					
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	76.841	141.515	-	60	218.416
Due from other banks and financial institutions	278.749	206.901	5.102	3.129	493.881
Financial Assets at Fair Value Through Profit and Loss	-	-	-	-	-
Money Market Placements	-	-	-	-	-
Available-For-Sale Financial Assets	-	-	-	-	-
Loans (*)	307.168	934.263	-	-	1.241.431
Subsidiaries, Associates and Entities Under Common Control	-	-	-	-	-
Held-To-Maturity Investments	-	-	-	-	-
Derivative Financial Assets for Hedging Purposes	-	-	-	-	-
Tangible Assets	-	-	-	-	-
Intangible Assets	-	-	-	-	-
Other Assets	105	2.047	-	-	2.152
Total Assets	662.863	1.284.726	5.102	3.189	1.955.880
Liabilities					
Bank Deposits	851	2.444	-	80	3.375
Current and profit sharing accounts	605.269	1.181.546	3.290	2.958	1.793.063
Money Market Borrowings	-	-	-	-	-
Funds Provided From Other Financial Institutions	46.394	90.903	-	-	137.297
Marketable Securities Issued	-	-	-	-	-
Sundry Creditors	759	2.148	-	72	2.979
Derivative Financial Liabilities for Hedging Purposes	-	-	-	-	-
Other Liabilities	6.988	5.358	14	106	12.466
Total Liabilities	660.261	1.282.399	3.304	3.216	1.949.180
Net Balance Sheet Position	2.602	2.327	1.798	(27)	6.700
Net Off-Balance Sheet Position	-	-	-	-	-
Financial Derivative Assets	-	-	-	-	-
Financial Derivative Liabilities	-	-	-	-	-
Non-Cash Loans	698.596	2.240.099	32.833	47.601	3.019.129
Prior Period					
Total Assets	540.537	1.124.067	2.503	3.193	1.670.300
Total Liabilities	550.916	1.151.189	1.294	2.964	1.706.363
Net Balance Sheet Position	(10.379)	(27.122)	1.209	229	(36.063)
Net Off-Balance Sheet Position	-	-	-	-	-
Financial Derivative Assets	-	-	-	-	-
Financial Derivative Liabilities	-	-	-	-	-
Non-Cash Loans	676.436	2.267.329	14.757	18.449	2.976.971

(*)TRY 1.113.174 Thousand of foreign currency indexed loan is also shown in this line. (31 December 2006: TRY 778.983 Thousand)

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

IV. Explanations Related to Consolidated Interest Rate Risk:

According to the Group's management, the Group has no interest risk since the Group operates as a participation bank under the terms interest - free banking.

V. Information and Disclosures Related to Consolidated Liquidity Risk:

The TRY and FC liquidity need of the Parent Bank is met by the funds collected. The Parent Bank's cash inflows mainly generated from profit share income and commissions earned from non-cash loans whereas the cash outflows mainly consist of profit share expense and operational expenses.

Although the average maturity of deposits is short-term based on the market conditions, most of the deposits' maturities are renewed on a systematical basis. Therefore, deposits constitute a stable and long-term source for the Parent Bank. There are no significant unused liquidity sources.

Presentation of Assets and Liabilities According to Their Maturities :

Current Period	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and over	Undistributed (*)	Total
Assets								
Cash (cash in vault, effectives, money in transit, cheques purchased) and Balances with the Central Bank of Turkey	143.341	206.436	-	-	-	-	-	349.777
Due from banks and other financial institutions	55.976	630.475	1.988	-	-	-	-	688.439
Financial Assets at Fair Value Through Profit and Loss	-	.	-	-	-	-	-	-
Money Market Placements	-	-	-	-	-	-	-	-
Available-For-Sale Financial Assets	-	-	-	-	-	-	79	79
Loans(**)	-	354.880	403.348	613.220	815.362	1.095.947	-	3.282.757
Held-To-Maturity Investments	-							-
Other Assets	7.366	23.265	925	8.842	8.842	-	205.372	254.612
Total Assets	206.683	1.215.056	406.261	622.062	824.204	1.095.947	205.451	4.575.664
Liabilities								
Current and profit sharing accounts of Banks	4.332	-	-	-	-	-	-	4.332
Other current and profit sharing accounts	599.204	2.360.492	288.823	171.272	32.133	6.803	-	3.458.727
Funds provided from other financial instruments	-	-	-	53.392	53.164	30.741	-	137.297
Money Market Borrowings	-	-	-	-	-	-	-	-
Marketable securities issued	-	-	-	-	-	-	-	-
Sundry creditors	111.467	2.896	-	-	1.009	-	-	115.372
Other liabilities(***)	12.084	555	996	1.134	994	-	844.173	859.936
Total Liabilities	727.087	2.363.943	289.819	225.798	87.300	37.544	844.173	4.575.664
Net Liquidity Gap	(520.404)	(1.148.887)	116.442	396.264	736.904	1.058.403	(638.722)	-
Prior Period								
Total Assets	242.795	1.055.256	353.434	564.404	790.102	1.013.744	185.407	4.205.142
Total Liabilities	751.281	2.090.548	257.245	46.875	152.224	131.553	775.416	4.205.142
Net Liquidity Gap	(508.486)	(1.035.292)	96.189	517.529	637.878	882.191	(590.009)	-

(*): Certain assets on the balance sheet that are necessary for the banking operations but cannot be convertible into cash in the near future such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up are included in this column.

(**): Loans also include Financial Lease Receivables

(***): Equity is shown under the "Other liabilities" in "Undistributed column.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I. Information And Disclosures Related to Assets:

1. Information Related to Cash and Balances with the Central Bank of Turkey:

1.1. Information Related to Cash:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Cash in TRY/Foreign Currency	16.403	14.202	28.289	25.491
Other	641	-	1.010	-
Total	17.044	14.202	29.299	25.491

1.2. Information Related to Account of the Central Bank of Turkey:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Unrestricted demand deposit	114.317	1.080	111.854	1.390
Unrestricted time deposit	-	-	-	-
Restricted time deposit	-	-	-	-
Reserve deposits	-	203.134	-	169.928
Total	114.317	204.214	111.854	171.318

2. Information on Financial Assets at Fair Value Through Profit and Loss (net):

2.1. Information on Financial Assets at Fair Value Through Profit and Loss Blocked/Given as or Subject to Repurchase Agreements:

None.

2.2. Positive Differences Related to Derivative Financial Assets Held-for-Trading:

None.

3. Information on Banks and Other Financial Institutions:

3.1. Information on Banks and Other Financial Institutions:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Banks	194.558	493.881	21.655	592.695
Domestic	24.218	16.867	21.655	27.871
Foreign	170.340	477.014	-	564.824
Branches and head office abroad	-	-	-	-
Other financial institutions	-	-	-	-
Total	194.558	493.881	21.655	592.695

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

3. Information on Banks and Other Financial Institutions (Cont'd)):

3.2. Information on Foreign Bank Accounts:

	Unrestricted Amount		Restricted Amount	
	Current Period	Prior Period	Current Period	Prior Period
European Union Countries	337.941	271.482	-	-
USA and Canada	12.347	22.930	-	-
OECD Countries*	283.169	269.344	-	-
Off-shore banking regions	13.887	-	-	-
Other	10	1.068	-	-
Total	647.354	564.824	-	-

(*)European Union countries, OECD countries other than USA and Canada.

3.3. Information Related to Maturities of Banks:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Unrestricted demand deposit	8.275	47.701	9.233	64.107
Restricted time deposits (*)	12.712	-	9.270	-
Unrestricted time deposit	173.571	446.180	3.152	528.588
Total	194.558	493.881	21.655	592.695

(*) The amount consists of bank balances kept in the Turkish Treasury's bank account as a guarantee for elementary insurance operations.

4. Information on Financial Assets Available-for-Sale:

4.1. Information on Financial Assets Available-for-Sale Blocked/Given as or Subject to Repurchase Agreements:

None.

4.2. Financial Assets Available-for-Sale:

4.2.1. Main Types of Available for Sale Securities:

Available for sale securities consist of 5.26% of Tarım Sigortaları Havuz İşletmesi A.Ş. 's shares.

4.2.2. Information on Available for Sale Securities

	Current Period	Prior Period
Securities		
Listed Securities	-	-
Unlisted Securities	79	88
Provision for diminution in value (-)	-	-
Total	79	88

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans:

5.1. Information on All Types of Loans and Advances Given to Shareholders and Employees of the Bank:

	Current Period		Prior Period	
	Cash	Non-Cash	Cash	Non-Cash
Direct loans granted to shareholders	6.408	7.400	7.449	9.352
Corporate shareholders	3.847	7.160	2.916	7.672
Real person shareholders	2.561	240	4.533	1.680
Indirect loans granted to shareholders	81.372	49.571	37.611	50.867
Loans granted to employees	2.713	13	2.625	-
Total	90.493	56.984	47.685	60.219

5.2. Information on the First and Second Group Loans and Other Receivables Including Restructured or Rescheduled Loans:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	2.921.945	4.783	98.202	-
Discount Notes	-	-	-	-
Export Loans	129.661	-	-	-
Import Loans	29.110	-	108	-
Business Loans	-	-	-	-
Consumer Loans	256.051	-	13.402	-
Credit Cards	159.153	-	30.907	-
Investments on Profit/Loss Partnership	-	-	-	-
Precious Metals Loans	-	-	-	-
Loans Given to Financial Sector	14	-	-	-
International Loans	-	-	-	-
Other	2.347.956	4.783	53.785	-
Other Receivables	-	-	-	-
Total	2.921.945	4.783	98.202	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd):

5.3. Loans According to Their Maturity Structure:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Short-term loans and other receivables	1.693.966	4.783	62.733	-
Loans	1.693.966	4.783	62.733	-
Other receivables	-	-	-	-
Medium and Long-term loans	1.227.979	-	35.469	-
Loans	1.227.979	-	35.469	-
Other receivables	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information and Disclosures Related to Assets (Cont'd)

5. Information on Loans (Cont'd)

5.4. Information on Consumer Loans, Retail Credit Cards, Loans Given to Personnel and Personnel Credit Cards:

	Short Term	Medium and Long Term	Total
Consumer Loans-TRY	6.113	245.686	251.799
Housing Loans	2.028	202.683	204.711
Vehicle Loans	2.598	41.374	43.972
Consumer Loans	366	1.629	1.995
Other	1.121	-	1.121
Consumer Loans-FC Indexed	5.495	9.445	14.940
Housing Loans	4.542	8.290	12.832
Vehicle Loans	953	977	1.930
Consumer Loans	-	178	178
Other	-	-	-
Consumer Loans-FC	-	-	-
Housing Loans	-	-	-
Vehicle Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Retail Credit Cards-TRY	182.291	-	182.291
Installment based	23.706	-	23.706
Without-installment	158.585	-	158.585
Retail Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Personnel Loans-YTL	424	2.259	2.683
Housing Loans	172	909	1.081
Vehicle Loans	128	897	1.025
Consumer Loans	124	453	577
Other	-	-	-
Personnel Loans-FC Indexed	11	19	30
Housing Loans	11	6	17
Vehicle Loans	-	9	9
Consumer Loans	-	4	4
Other	-		-
Personnel Loans-FC	-	-	-
Housing Loans	-	-	-
Vehicle Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-TRY	987	-	987
Installment based	278	-	278
Without-installment	709	-	709
Personnel Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Overdraft Account-TRY(Real Person)	-	-	-
Overdraft Account-FC(Real Person)	-	-	-
Total	195.321	257.409	452.730

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.5. Information on Installment Basis Commercial Loans and Corporate Credit Cards:

	Short Term	Medium and Long Term	Total
Installment Commercial Loans-TRY	10.039	13.185	23.224
Business Loans	153	3.420	3.573
Automotive Loans	265	9.765	10.030
General Purpose Loans	-	-	-
Other	9.621	-	9.621
Installment Commercial Loans-FC Indexed	-	-	-
Business Loans	-	-	-
Automotive Loans	-	-	-
General Purpose Loans	-	-	-
Other	-	-	-
Installment Commercial Loans-FC	-	-	-
Business Loans	-	-	-
Automotive Loans	-	-	-
General Purpose Loans	-	-	-
Other	-	-	-
Corporate Credit Cards-TRY	6.783	-	6.783
Installment based	1.206	-	1.206
Without-installment	5.577	-	5.577
Corporate Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Overdraft Account-TRY(Legal Entity)	-	-	-
Overdraft Account-FC(Legal Entity)	-	-	-
Total	16.822	13.185	30.007

5.6. Loans According to Borrowers:

	Current Period	Prior Period
Public Sector	-	-
Private Sector	3.024.930	2.727.600
Total	3.024.930	2.727.600

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.7. Domestic and Foreign Loans:

	Current Period	Prior Period
Domestic Loans	3.024.930	2.727.600
Foreign Loans	-	-
Total	3.024.930	2.727.600

5.8. Loans Granted to Subsidiaries and Associates:

None.

5.9. Specific Provisions Provided Against Loans:

	Current Period	Prior Period
Loans and Receivables with Limited Collectibility	15.483	9.063
Doubtful Loans and Receivables	15.846	10.419
Loans and Receivables Having Nature of Loss	87.347	70.620
Total	118.676	90.102

5.10. Information on Non-Performing Loans (net):

5.10.1. Information on Loans and Other Receivables Included in Non-Performing Loans Which are Restructured or Rescheduled:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Receivables	Loans and Receivables Having Nature of Loss
Current Period			
(Gross amount before specific provision)	4.116	4.230	289
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	4.116	4.230	289
Prior Period			
(Gross amount before specific provision)	699	1.467	181
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	699	1.467	181

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.10. Information on Non-Performing Loans (net) (Cont'd)

5.10.2. Information on Movements of Non-Performing Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Ending Balance of Prior Period	21.911	22.756	83.911
Additions in the Current Period (+)	54.167	6.974	11.528
Inflows from Other Overdue Loans Account (+)	-	4.382	10.622
Outflows to Other Overdue Loans Account (-)	(15.004)	-	-
Collections in the Current Period (-)	(14.358)	(4.975)	(6.668)
Write offs (-)	-	-	-
Ending Balance of the Current Period	46.716	29.137	99.393
Specific Provisions (-)	(15.483)	(15.846)	(87.347)
Net Balance at the Balance Sheet	31.233	13.291	12.046

5.10.3. Information on Foreign Currency Non-Performing Loans and Other Receivables:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Current Period:			
Ending Balance	1.633	-	252
Specific Provisions (-)	(82)	-	(252)
Net Balance at the Balance Sheet	1.551	-	-
Prior Period:			
Ending Balance	959	-	255
Specific Provisions (-)	(49)	-	(255)
Net Balance at the Balance Sheet	910	-	-

5.10.4. Main Principles of Liquidating Loans and Receivables:

If the Bank has collateral components stated in Article 9 of the Communiqué on "Determining the Nature of Loan and Other Receivable Provisions Allocated By the Banks and Procedures and Principles of Allocating Provisions", such components are immediately liquidated with managerial or legal procedures. In the event of having no collateral component, even if there is an indication of insolvency, the Bank reviews the financial intelligence of the debtor systematically to determine subsequently acquired property holdings and applies the legal procedures.

Prior and subsequent to the legal procedures, as a result of reviews performed regarding the financial information provided, the Parent Bank intends to liquidate the loans and other receivables from the companies that have potential development in the production and consequent contribution to the economy by means of the rescheduled agreements.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

6. Information on Held-to-Maturity Investments (Net):

None.

7. Information on Associates:

The Group has no associates as of 31 March 2007.

8. Information on Subsidiaries (Net):

8.1. Information on Subsidiaries:

	Company Name	Address (City/ Country)	Bank's share percentage, if different-voting percentage (%)	Bank's risk group share percentage (%)
(1)	Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti.	İstanbul/Turkey	95,00%	95,00%
(2)	Asyafin İnşaat San. A.Ş.(*)	İstanbul/Turkey	99,93%	99,93%

(*)As of 9 February 2007, Asyafin İnşaat Sanayı Dış Ticaret ve Pazarlama A.Ş., a subsidiary of the Bank took over assets and liabilities as a whole and merged with Asya Bilişim Teknolojileri Turizm İnşaat Sanayi ve Dış Ticaret A.Ş. and Vira Denizcilik Nakliyat Turizm Sanayi ve Ticaret A.Ş., which are also subsidiaries of the Bank.

8.2. Information on Unconsolidated Subsidiaries:

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
(1)	181	180	1	5	-	3	(30)	-
(2)	65.890	61.392	313	-	98	101	(356)	-

8.3. Information on Consolidated Subsidiaries:

	Current Period	Prior Period
Balance at the beginning of the period	22.855	16.536
Movements in period	-	6.319
Purchases	-	3.275
Free shares obtained	-	-
Dividends from current year income	-	-
Sales	-	-
Revaluation increase	-	-
Provision for diminution in value	-	3.044
Balance at the end of the period	22.855	22.855
Capital commitments	-	-
Share percentage at the end of the period (%)	%65.28	%65.28

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

8.4. Sectoral Information on the Financial Subsidiaries and the Related Carrying Amounts:

	Current Period	Prior Period
Banks	-	-
Insurance companies	22.855	16.536
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial subsidiaries	-	-

8.5. Subsidiaries Quoted on Stock Exchange:

None.

8.6. Other Information on Consolidated Subsidiaries Disposed in the Current Period:

	Company Title	Address(City/ Country)	Main Partnership Bank' s Share-If Different Voting Percentage(%)	Share of Other Partners (%)	Consolidation Method
1	Işık Sigorta A Ş	Işık Plaza Gülsuyu Maltepe İstanbul Türkiye	65,28	34,72	Fully Consolidated

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
1	73.069	23.128	1.526	906	-	1.251	688	35.012

8.7. Consolidated Subsidiaries Disposed in the Current Period:

None.

8.8. Information on Subsidiaries Purchased in the Current Period:

None.

9. Information on Entities Under Common Control:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

10. Information on Finance Lease Receivables (Net):

10.1. Presentation of Remaining Maturities of Net Finance Leases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	26.182	22.520	30.854	26.701
1 to 4 Years	226.583	195.821	260.205	225.181
More Than 4 Years	45.527	39.486	48.790	42.223
Total	298.292	257.827	339.849	294.105

10.2. The Information on Net Investments in Finance Leases :

	Current Period	Prior Period
Gross Receivable From Finance Leases	298.292	339.849
Unearned Finance Lease Income	(40.465)	(45.744)
Cancelled Amounts (-)	-	-
Net Receivable from Finance Leases	257.827	294.105

11. Information on Derivative Financial Assets for Hedging Purposes:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

12. Information on Tangible Assets:

	Land and Buildings	Leased Tangible Assets	Vehicles	Assets Held for Resale	Other(*)	Total
Cost						
Opening balance- 1 January 2007	15.938	13.736	929	25.244	56.192	112.039
Additions	-	2.259	568	1.306	3.612	7.745
Exchange rate differences	-	-	-	-	-	-
Disposals	-	-	(272)	(257)	(284)	(813)
Revaluation of tangible fixed assets	-	-	-	-	-	-
Impairment losses	(21)	-	-	-	-	(21)
Ending balance- 31 March 2007	15.917	15.995	1.225	26.293	59.520	118.950
Accumulated Depreciation(-)						
Opening balance- 1 January 2007	(1.602)	(2.044)	(365)	(616)	(33.667)	(38.294)
Depreciation expense	(82)	(736)	(56)	(123)	(2.238)	(3.235)
Exchange rate differences	-	-	-	-	-	-
Accumulated depreciation of tangible assets held for resale	-	-	116	5	274	395
Revaluation of tangible fixed assets depreciation	-	-	-	-	-	-
Impairment losses	-	-	-	-	-	-
Ending balance- 31 March 2007	(1.684)	(2.780)	(305)	(734)	(35.631)	(41.134)
Net book value - 31 December 2006	14.336	11.692	564	24.628	22.525	73.745
Net book value -31 March 2007	14.233	13.215	920	25.559	23.889	77.816

(*) Other tangible fixed assets comprise of leasehold improvements, safety box, office equipments, furniture and other fixed assets.

13. Information on Intangible Assets:

13.1. Opening and Ending Book Values and Accumulated Depreciation Balances:

	Current Period	Prior Period
Book value	5.163	5.080
Accumulated depreciation	(2.466)	(2.259)
Net book value	2.697	2.821

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

13. Information on Intangible Assets (Cont'd):

13.2. Intangible Assets Movement Table:

	Computer Software
Cost	
Opening balance –1 January 2007	5.080
Additions	83
Disposals	-
Ending balance - 31 March 2007	5.163
Accumulated Amortization(-)	
Opening balance – 1 January 2007	(2.259)
Amortization expense	(207)
Disposals	-
Ending balance- 31 March 2007	(2.466)
Net book value - 31 December 2006	2.821
Net book value- 31 March 2007	2.697

13.3. Information on Goodwill:

	Current Period	Prior Period
Consolidation Goodwill	4.111	4.111
From Tangible Fixed Assets	-	-
From Intangible Fixed Assets	-	-
From Non-monetary Assets	4.111	4.111
Goodwill from Mergers and Turnovers	-	-
From Tangible Fixed Assets	-	-
From Intangible Fixed Assets	-	-
From Non-monetary Assets	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

13. Information on Intangible Assets (Cont'd):

13.4. Beginning Balance, Ending Balance and Movements of Net Book Value of Goodwill:

	Current Period	Prior Period
Opening Gross Value	11.488	11.488
Accumulated Amortization (-)	-	-
Impairment (-)	(7.377)	(7.377)
Movements in the Year		
Goodwill Addition	-	-
Adjustments due to Increase in Value of Assets and Liabilities	-	-
Goodwill Write-off as a Result of Discontiuned Operations / Disposals (-)	-	-
Amortization (-)	-	-
Impairment (-)	-	-
Impairment Reversal (-)	-	-
Changes in the Book Value	-	-
Closing Net Book Value	4.111	4.111

14. Explanations on Deferred Tax Asset:

As of 31 March 2007, deferred tax asset computed on the temporary differences except for general loan provision and provision for possible risks is TRY 6.239 Thousand and recorded the amount under the deferred tax asset item.

	Current Period	
	Deferred Tax Base	Deferred Tax Asset/(Liability)
Retirement pay liability	4.495	899
Short-term employee benefits	4.191	838
Credit card promotion provision	1.671	334
Fixed asset useful lives	(11.017)	(2.203)
Value decrease allowance of buildings	638	127
Impairment loss for fixed assets held for resale	1.608	322
Finance lease adjustment	29.614	5.922
Deferred tax asset (net)	31.200	6.239

	Prior Period	
	Deferred Tax Base	Deferred Tax Asset/(Liability)
Retirement pay liability	3.688	738
Short-term employee benefits	3.535	707
Credit card promotion provision	3.228	646
Fixed asset useful lives	(11.044)	(2.209)
Value decrease allowance of buildings	650	130
Impairment loss for fixed assets held for resale	1.608	322
Finance lease adjustment	21.559	4.310
Deferred tax asset (net)	23.224	4.644

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

14. Explanations on Deferred Tax Asset(Cont'd):

Movement of deferred tax asset as of 31 March 2007 and 31 December 2006 is summarized below :

	Current Period	Prior Period
Deferred tax asset, 1 January	4.644	22.755
Charge for current period	1.595	(10.526)
Effect of tax rate difference	-	(7.585)
Deferred tax asset, 31 March / 31 December	6.239	4.644

15. Information on Assets Held for Sale:

As of balance sheet date, the Bank does not have assets held for sale. In accordance with the prevailing regulations dated 1 November 2006, the Bank has developed a sale plan and policy for assets held for resale as of 1 January 2007. In April 2007, the Board of Directors took a decision regarding the sale policy of assets held for resale.

16. Information on Other Assets:

As of 31 March 2007, balance of other assets is TRY 50.693 Thousand and except for the off-balance sheet commitments, other assets do not exceed 10% of the balance sheet total.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities:

1.1 Information Related to Deposits:

Current Period	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months - 1 year	1 Year and Over	Accumulated Profit sharing Accounts	Total
I. Real Persons Current Deposits-TRY	108.788	-	-	-	-	-	-	-	108.788
II. Real Persons Profit Sharing Accounts-TRY	-	830.879	222.546	54.350	-	27.912	24.931	-	1.160.618
III. Other Current Accounts-TRY	171.187	-	-	-	-	-	-	-	171.187
Public Sector	16.995	-	-	-	-	-	-	-	16.995
Commercial Sector	150.071	-	-	-	-	-	-	-	150.071
Other Institutions	2.593	-	-	-	-	-	-	-	2.593
Commercial and Other Institutions	572	-	-	-	-	-	-	-	572
Banks and Finance Houses	956	-	-	-	-	-	-	-	956
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	4	-	-	-	-	-	-	-	4
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	952	-	-	-	-	-	-	-	952
Other	-	-	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	192.458	32.522	399	-	246	404	-	226.029
Public Sector	-	463	-	-	-	-	-	-	463
Commercial Sector	-	188.994	17.014	311	-	242	404	-	206.965
Other Institutions	-	2.347	15.508	88	-	4	-	-	17.947
Commercial and Other Institutions	-	654	-	-	-	-	-	-	654
Banks and Participation Banks	-	-	-	-	-	-	-	-	-
V.Real Persons Current Deposits-FC	123.397	-	-	-	-	-	-	-	123.397
VI. Real Persons Profit Sharing Accounts-FC	-	610.443	124.998	59.999	-	17.982	10.527	-	823.949
VII. Other Current Accounts-FC	200.163	-	-	-	-	-	-	-	200.163
Commercial Residents in Turkey	189.847	-	-	-	-	-	-	-	189.847
Commercial Residents in Abroad	6.941	-	-	-	-	-	-	-	6.941
Banks and Banks	3.375	-	-	-	-	-	-	-	3.375
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	387	-	-	-	-	-	-	-	387
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	2.988	-	-	-	-	-	-	-	2.988
Other	-	-	-	-	-	-	-	-	-
VIII.Profit Sharing Accounts- FC	-	491.014	54.315	102.833	-	757	9	-	648.928
Public Sector	-	-	-	-	-	-	-	-	-
Commercial Sector	-	484.795	46.695	706	-	757	4	-	532.957
Other Institutions	-	229	7.620	102.127	-	-	-	-	109.976
Commercial and Other Institutions	-	5.990	-	-	-	-	5	-	5.995
Banks and Finance Houses	-	-	-	-	-	-	-	-	-
IX. Precious Metal	-	-	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	603.535	2.124.794	434.381	217.581	-	46.897	35.871	-	3.463.059

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

1.1 Information Related to Deposits (Cont'd) :

Prior Period	Demand	Up to 1 Months	1-3 Months	3-6 Months	6-9 Months	9 Months-1 year	1 Year and Over	Accumulated Profit sharing Accounts	Total
I. Real Persons Current Deposits-TRY	112.167	-	-	-	-	-	-	-	112.167
II. Real Persons Profit Sharing Accounts-TRY	-	824.042	158.782	34.160	-	56.802	23.753	-	1.097.539
III. Other Current Accounts-TRY	222.647	-	-	-	-	-	-	-	222.647
Public Sector	14.601	-	-	-	-	-	-	-	14.601
Commercial Sector	198.736	-	-	-	-	-	-	-	198.736
Other Institutions	8.712	-	-	-	-	-	-	-	8.712
Commercial and Other Institutions	221	-	-	-	-	-	-	-	221
Banks and Finance Houses	377	-	-	-	-	-	-	-	377
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	1	-	-	-	-	-	-	-	1
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	376	-	-	-	-	-	-	-	376
Other	-	-	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	176.247	13.817	1.550	-	254	399	-	192.267
Public Sector	-	448	-	-	-	-	-	-	448
Commercial Sector	-	156.633	13.792	1.464	-	250	399	-	172.538
Other Institutions	-	18.432	25	86	-	4	-	-	18.547
Commercial and Other Institutions	-	734	-	-	-	-	-	-	734
Banks and Banks	-	-	-	-	-	-	-	-	-
V.Real Persons Current Deposits-FC	142.592	-	-	-	-	-	-	-	142.592
VI. Real Persons Profit Sharing Accounts-FC	-	515.220	107.943	32.368	-	18.020	10.403	-	683.954
VII. Other Current Accounts-FC	262.789	-	-	-	-	-	-	-	262.789
Commercial Residents in Turkey	247.727	-	-	-	-	-	-	-	247.727
Commercial Residents in Abroad	9.747	-	-	-	-	-	-	-	9.747
Banks and Banks	5.315	-	-	-	-	-	-	-	5.315
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	213	-	-	-	-	-	-	-	213
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	5.102	-	-	-	-	-	-	-	5.102
Other	-	-	-	-	-	-	-	-	-
VIII.Profit Sharing Accounts- FC	-	441.392	22.417	237	-	767	10	-	464.823
Public Sector	-	-	-	-	-	-	-	-	-
Commercial Sector	-	416.354	22.375	236	-	767	5	-	439.737
Other Institutions	-	6.536	42	1	-	-	-	-	6.579
Commercial and Other Institutions	-	3.102	-	-	-	-	5	-	3.107
Banks and Finance Houses	-	15.400	-	-	-	-	-	-	15.400
IX. Precious Metal	-	-	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	740.195	1.956.901	302.959	68.315	-	75.843	34.565	-	3.178.778

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

1.2. Information on Current and Participation Accounts under the Guarantee of Saving Deposit Insurance Fund and Exceeding the Limit of Deposit Insurance Fund:

	Under the Guarantee of Saving Deposit Insurance		Exceeding the Limit of Saving Deposit	
	Current Period	Prior Period	Current Period	Prior Period
Real Persons Current and Profit Sharing Accounts that are not Subject to Commercial Activities	1.311.415	1.230.031	881.055	777.166
TRY Accounts	867.623	816.910	398.181	385.715
FC Accounts	443.792	413.121	482.874	391.451
Deposits at foreign branches and under the guarantee of foreign authorities' insurance	-	-	-	-
Deposits at off-shore banking regions' and under foreign authorities' insurance	-	-	-	-

1.3 Current and Profit Sharing Accounts Which are not Under The Guarantee of Deposit Insurance Fund :

The Parent Bank has no current and profit sharing accounts which are not under the guarantee of deposit insurance fund, except for the current and profit sharing accounts attributable to shareholders and their close family.

2. Information Related to Derivative Financial Liabilities Held-for-Trading:

None.

3. Information on Borrowings:

3.1. Information on Banks and Other Financial Institutions:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Loans from the Central Bank of Turkey	-	-	-	-
From Domestic Banks and Institutions	-	-	-	-
From Foreign Banks, Institutions and Funds	-	137.297	-	126.696
Total	-	137.297	-	126.696

The details of the medium and long term project loans, syndicated loans and other loans that are provided from foreign banks, institutions and funds are summarized below:

FC Amount (Thousand)	Currency	Maturity	Amount TRY'000
6.903	USD	August 2012	9.568
5.160	USD	April 2011	7.152
5.049	USD	August 2007	6.998
20.018	USD	October 2007	27.747
3.075	USD	November 2007	4.262
5.096	USD	December 2007	7.063
10.167	USD	December 2007	14.092
10.115	USD	January 2009	14.021
25.106	EUR	August 2007	46.394
			137.297

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

3. Information on Borrowings (Cont'd)

3.2. Maturity Analysis of Borrowings :

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Short-term	-	71.811	-	72.721
Medium and long-term	-	65.486	-	53.975
Total	-	137.297	-	126.696

3.3. Additional Explanation Related to the Concentrations of the Parent Bank's Major Liabilities:

None.

4. The details of the sub-totals consisting at least of 20% of Other Liabilities in Excess of 10% of the Balance Sheet Total (Excluding Off-Balance Sheet Commitments):

As of 31 March 2007, other liabilities items amount to TRY 84.562 Thousand and they do not exceed 10% of the balance sheet total.

5. Explanations on Financial Lease Obligations:

Maturity of all finance lease obligations of the Bank is less than one year.

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Finance Lease Payables	2.999	944	2.116	1.408
Deferred Finance Lease Expenses(-)	(242)	(22)	(125)	(41)
Total	2.757	922	1.991	1.367

6. Information on derivative financial liabilities for hedging purposes:

None.

7. Information on Provisions:

7.1. Information on General Provision:

	Current Period	Prior Period
General provisions	31.552	26.642
Provisions for First Group Loans and Receivables	23.458	19.092
Bank Share	10.871	7.643
Profit Sharing Account Share	12.587	11.449
Other	-	-
Provisions for Second Group Loans and Receivables	-	-
Bank Share	-	-
Profit Sharing Account Share	-	-
Other	-	-
Provisions for Non Cash Loans	8.094	7.547
Others	-	3

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

7.2. Movement of General Provision :

Current Period	
Opening Balance - 1 January 2007	26.642
Charge for Period	4.367
Profit Sharing Accounts Share	543
Closing Balance- 31 March 2007	31.552
Prior Period	
Opening Balance - 1 January 2006	15.051
Charge for Period	9.039
Profit Sharing Accounts Share	2.552
Closing Balance- 31 December 2006	26.642

7.3 Information on Provisions for Foreign Currency Indexed Loans:

As of 31 March 2007, the Group's provision for foreign currency indexed loans amounts to TRY 21.802 Thousand (31 December 2006: TRY 14.475 Thousand). Provisions for foreign currency indexed loans are offset under the loan balance in the financial statements.

7.4. Information on Provisions for Uncollected and Unindemnified Non-Cash Loans:

As of 31 March 2007, the Group's provision for uncollected and unindemnified non-cash loans is TRY 7.532 Thousand (31 December 2006: TRY 6.724 Thousand).

7.5. Information on Other Provisions:

7.5.1. Information on Provisions for Possible Risks:

None.

7.5.2. Explanation on Other Provisions:

	Current Period	Prior Period
Other Provisions		
Provision for Credit Cards and Promotion of Banking Services	1.671	3.228
Provision for Unindemnified Non-cash Loans	7.532	6.724
Technical Insurance Reserves	40.825	40.077
Allowance for Buildings in use	-	10
Total	50.028	50.039

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

7. Information on Provisions (Cont'd):

7.5.3 Movement of Retirement Pay Provision:

	Current Period
Opening Balance- 1 January 2007	3.688
Charge for Period	852
Payments	(3)
Closing Balance - 31 December 2007	4.537

	Prior Period
Opening Balance - 1 January 2006	2.405
Charge for Period	1.560
Payments	(277)
Closing Balance - 31 December 2006	3.688

8. Explanations on Taxes Payable:

8.1. Explanations on Corporate Taxes:

As of 31 March 2007, corporate tax payable of the Group after offsetting prepaid corporate tax is TRY 8.205 Thousand.

	Current Period	Prior Period
Provision for corporate taxes	40.735	32.379
Prepaid corporate tax	32.530	21.504
Corporate tax payable	8.205	10.875

8.2. Information on Taxes Payable:

	Current Period	Prior Period
Corporate taxes payable(**)	-	-
Taxation of securities	3.575	3.302
Property tax	277	197
Banking Insurance Transaction Tax (BITT)	3.609	3.419
Foreign Exchange Transaction Tax	421	523
Value Added Tax Payable	183	128
Other	1.519	1.459
Total(*)	9.584	9.028

(*) Taxes payable are shown under other liabilities line in the accompanying financial statements.
(**) Corporate tax payable is shown under current tax payable line in the accompanying financial statements

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

8. Explanations on Taxes Payable (Cont'd)

8.3. Information on Premiums:

	Current Period(*)	Prior Period
Social Security Premiums-Employee	1.191	956
Social Security Premiums-Employer	1.661	1.359
Bank Social Aid Pension Fund Premium-Employee	-	-
Bank Social Aid Pension Fund Premium-Employer	-	-
Pension Fund Membership Fees and Provisions-Employee	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment insurance-Employee	84	69
Unemployment insurance-Employer	168	135
Other	7	5
Total	3.111	2.524

(*) Premiums payable are shown under the other liabilities line in the accompanying financial statements.

8.4. Explanations on Deferred Tax Liabilities:

None.

9. Information on Liabilities Regarding Assets Held for Sale:

None.

10. Information on Subordinated Loans:

None.

11. Information on Shareholders' Equity:

11.1. Presentation of Paid-in Capital:

	Current Period	Prior Period
Common stock	180.000	180.000
Preferred stock(*)	120.000	120.000

(*)Preferred stockholders have the right to vote only for the election of members of the board of directors and the audit committee.

11.2. Information on the Paid-in Capital Amount, the Application of Registered Share Capital System in the Parent Bank and Registered Share Capital Ceiling Amount, if any:

Registered capital system is not applied in the Parent Bank.

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

11. Information on Shareholders' Equity (Cont'd):

11.3. Information on Share Capital Increases and Capital Increase Sources, Other Information on Increased Capital Shares in Current Period:

None.

11.4. Information on Share Capital Increases from Capital Reserves:

None.

11.5. Information on Share Capital Increases from Revaluation Funds:

None.

11.6. Capital Commitments in the Last Fiscal Year and at the End of the Following Interim Period, the General Purpose of These Commitments and Projected Resources Required to Meet These Commitments:

None.

11.7. Indicators of the Group's Income, Profitability and Liquidity for the Previous Periods and Possible Effects of These Future Assumptions on the Bank's Equity Due to the Uncertainty of these Indicators:

The Parent Bank operates in a high profitability level and preserves significant portion of its net profit within the equity by means of transfers to reserve accounts and capital increases. Besides, the Parent Bank allocates its equity to the highly liquid and profit generating assets.

11.8. Summary Information about Preferences Given to Capital Shares:

Shareholders of the preferred stocks have the privilege to vote only for the election of members of board of directors and the audit committee.

11.9. Information on Marketable Securities Value Increase Fund:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

12. Information on Minority Rights:

	Current Period	Prior Period
Paid in Capital	6.944	6.944
Legal Reserve	26	19
Prior Year Profit or Loss	626	161
Net Profit (Loss) for the Period	434	472
Total	8.030	7.596

III. Information and Disclosures Related to Off-Balance Sheet Items

1. Information Related to Contingent Liabilities:

1.1. Types and Amounts of Irrevocable Loan Commitments:

	Current Period	Prior Period
Asset purchase commitments	-	-
Time deposit purchase commitments	-	-
Loan granting commitments	-	-
Commitments for credit card expenditure limits	457.666	422.467
Payment commitments for checks	395.120	308.811
Other irrevocable commitments	-	-
Total	852.786	731.278

1.2. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

1.2.1. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

	Current Period	Prior Period
Guarantees	5.215.307	5.176.875
Acceptances	121.085	132.761
Letter of Credits	922.809	894.678
Other Guarantees	68.301	56.317
Total	6.327.502	6.260.631

1.2.2. Long Standing Guarantees, Temporary Guarantees, Sureties and Similar Transactions:

	Current Period	Prior Period
Long standing guarantees	3.698.168	3.868.371
Temporary guarantees	896.437	681.637
Sureties and similar transactions	620.702	626.867
Total	5.215.307	5.176.875

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Off-Balance Sheet Items (Cont'd)

1.3. Total Amount of Non-Cash Loans:

	Current Period	Prior Period
Guarantees given against cash loans	5.100	4.118
With maturity of 1 year or less	-	-
With maturity of more than 1 year	-	-
Other non-cash loans	6.322.402	6.256.513
Total	6.327.502	6.260.631

2. Information on Ist and IInd Group Non-Cash Loans:

	Ist Group		IInd Group	
	TRY	FC	TRY	FC
Non-cash loans	3.308.373	3.019.129	-	-
Letters of guarantee	3.305.203	1.910.104	-	-
Bank acceptances	-	121.085	-	-
Letters of credit	-	922.809	-	-
Endorsements	-	-	-	-
Underwriting commitments	-	-	-	-
Factoring commitments	-	-	-	-
Other commitments and contingencies	3.170	65.131	-	-

3. Information Related to Derivative Financial Instruments:

None.

4. Explanations on Contingent Liabilities and Assets:

As of the balance sheet date, there are 487 ongoing court cases against the Bank amounting to TRY 4.046 Thousand and EUR 245.000 in accordance with the legal department of the Bank. Besides, a suit is filed in the Tax Court as of 11 January 2007 in connection with the penalty of TRY 10.232 Thousand with the claim of participation of the Bank based on the 360th article of the Tax Procedure Law, as an extension of an investigation of the Anatolian Corporate Tax Management held about a customer of the Bank, due to the transactions of such customer made at one of the branches of the Bank. The Bank management believes that the court would end up in favor of them. Therefore, they did not provide any provision in the accompanying financial statements.

5. Custodian and Intermediary Services:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement

1. Information on Profit Share Income

1.1. Information on Profit Share on Loans:

	Ist Group		IInd Group (*)	
	TRY	FC	TRY	FC
Profit Share on Loans	132.038	2.872	-	-
Short Term Loans	81.399	2.872	-	-
Medium and Long Term Loans	49.056	-	-	-
Profit Share on Non-Performing Loans	1.583	-	-	-
Premiums received from Resource Utilization Support Fund	-	-	-	-

(*)The distinction of profit share income on IInd group loans can not be made.

1.2. Information on Profit Share from Banks:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
The Central Bank of Turkey (Reserve Deposit)	3.302	1.073	2.072	420
Domestic banks	61	-	155	-
Foreign banks	2.706	5.332	1.940	85
Branches and head office abroad	-	-	-	-
Total	6.069	6.405	4.167	505

1.3. Interest Received from Marketable Securities:

None.

1.4. Information on Profit Share Income Received from Associates and Subsidiaries:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

2. Information on Profit Share Expenses

2.1 Information on Interest on Funds Borrowed:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Banks	-	2.222	-	229
The Central Bank of Turkey	-	-	-	-
Domestic banks	-	-	-	-
Foreign banks	-	2.222	-	229
Branches and head office abroad	-	-	-	-
Other Financial Institutions	176	33	27	66
Total	176	2.255	27	295

2.2 Information on Profit Share Expense Given to Associates and Subsidiaries:

	Current Period	Prior Period
Profit share expenses given to associates and subsidiaries	5	6

2.3 Information on Profit Share Expense to Marketable Securities Issued:

None.

2.4 The Details of Maturity Structure of Profit Shares to Participation Accounts:

	Profit Sharing Accounts						
Account Name	Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 9 Months	Up to 1 Year	More than 1 Year	Total
TRY							
Banks and Finance Houses	-	-	-	-	-	-	-
Real Person's Profit Sharing Acc.	34.502	8.326	2.109	-	2.336	794	48.067
Public Sector Profit Sharing Acc.	-	-	-	-	-	-	-
Commercial Sector Profit Sharing Acc.	7.381	1.053	61	-	53	24	8.572
Other Institutions Profit Sharing Acc.	-	-	-	-	-	-	-
Total	41.883	9.379	2.170	-	2.389	818	56.639
FC							
Banks and Finance Houses	-	-	-	-	-	-	-
Real Person's Profit Sharing Acc.	3.780	5.107	1.040	-	660	175	10.762
Public Sector Profit Sharing Acc.	-	-	-	-	-	-	-
Commercial Sector Profit Sharing Acc.	2.746	3.136	558	-	75	33	6.548
Other Institutions Profit Sharing Acc.	-	-	-	-	-	-	-
Precious Metal	-	-	-	-	-	-	-
Total	6.526	8.243	1.598	-	735	208	17.310
Grand Total	48.409	17.622	3.768	-	3.124	1.026	73.949

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

3. Information on Dividend Income:

None.

4. Information on Net Trading Income:

	Current Period	Prior Period
Income	149.207	101.960
Profit on capital market operations	-	-
Profit on derivative financial instruments	-	-
Other	-	-
Foreign exchange gains	149.207	101.960
Losses (-)	(144.736)	(106.336)
Losses on capital market operations	-	-
Losses on derivative financial instruments	-	-
Other	-	-
Foreign exchange losses	(144.736)	(106.336)

5. Information on Other Operating Income:

	Current Period	Prior Period
Communication income	1.279	1.220
Income from sales of assets	137	695
Cancellation of provisions	9.327	22.191
Foreign exchange gain on the principal of the foreign currency indexed loans	-	1.116
Insurance technical income	15.898	13.702
Other	1.213	2.631
Total	27.854	41.555

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

6. Provision Expenses Related to Loans and Other Receivables of The Bank:

	Current Period	Prior Period
Specific provisions for loans and other receivables	29.189	30.221
III. Group	2.773	380
IV. Group	1.319	1.213
V. Group	25.092	28.628
Doubtful commission, fee and other receivables	5	-
General provision expenses	4.367	1.020
Provision expenses for possible losses	-	3.000
Marketable securities impairment losses	-	-
Financial assets at fair value through profit and loss	-	-
Investment securities available for sale	-	-
Impairment provision expense	-	-
Associates	-	-
Subsidiaries	-	-
Entities under common control	-	-
Investments held to maturity	-	-
Other	2.956	1.520
Total	36.512	35.761

6. Information on Other Operating Expenses:

	Current Period	Prior Period
Personnel expenses	33.131	22.618
Reserve for employee termination benefits	849	1.027
Bank social aid provision fund deficit provision	-	-
Impairment expenses of fixed assets	21	-
Depreciation expenses of fixed assets	3.112	2.315
Impairment expenses of intangible assets	-	-
Impairment expense of goodwill	-	-
Amortization expenses of intangible assets	207	154
Impairment for investments accounted for under the equity method	-	-
Impairment expenses of assets held for resale	-	1.279
Depreciation expenses of assets held for resale	123	-
Impairment expenses of assets held for sale	-	-
Other operating expenses	19.167	13.115
Rent expenses	4.080	2.471
Maintenance expenses	492	219
Advertisement expenses	4.651	2.975
Other expenses	9.944	7.450
Loss on sales of assets	16	-
Other	17.284	12.807
Total	73.910	53.315

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

8. Information on Profit or Loss Before Tax:

Profit before tax attributable to the Group is increased by 46 % for the period ended March 31, 2007 as compared to the prior year figure and it amounts to TRY 44.369 Thousand. Profit before tax includes TRY 79.910 Thousand of net profit share income, TRY 42.556 Thousand of net fee and commission income. Total operating expense is TRY 73.910 Thousand.

9. Information on Tax Provision:

As of 31 March 2007 current tax expense is TRY 8.393 Thousand and deferred tax income is TRY 1.596 Thousand.

10. Information on Net Operating Profit/Loss After Taxes:

None.

11. Explanations on Net Profit / Loss:

The Group's profit share income and expense from ordinary operations are TRY 156.290 Thousand and TRY 76.380 Thousand, respectively.

Profit or Loss Regarding Minority Rights:

	Current Period	Prior Period
Profit or Loss Regarding Minority Rights	434	239

12. The details of the sub-totals consisting at least of 20% of Other Items in the Income Statement in Excess of 10% of the Income Statement Total:

Other fees and commissions income/expense are summarized below :

Other Fees and Commissions Received	Current Period	Prior Period
Member firm-POS	8.209	5.024
Credit Cards	5.724	3.461
Other	3.767	3.232
Total	17.700	11.717

Other Fees and Commissions Given	Current Period	Prior Period
Credit Cards	10.118	5.542
Other	608	489
Total	10.726	6.031

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

V. Information and Disclosure Related to Group's Risk Group:

1. Volume of Group's Risk Group Transactions, Income and Expense Amounts and Outstanding Loan and Deposit Balances:

1.1. Current Period (31.03.2007):

Group's Risk Group	Subsidiaries and associates		Direct and Indirect shareholders of the Bank		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables	-	-	-	-	87.780	57.134
Balance at Beginning of Period	-	-	-	-	45.060	60.382
Balance at end of Period	-	-	-	-	87.780	57.134
Interest and Commission Income	-	-	-	-	-	-

1.2. Prior Period (31.12.2006):

Group's Risk Group	Subsidiaries and associates		Direct and Indirect shareholders of the Bank		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables	-	-	-	-	45.060	60.382
Balance at Beginning of Period	7.851	8	-	-	171.321	124.636
Balance at end of Period	-	-	-	-	45.060	60.382
Interest and Commission Income	529	-	-	-	-	-

1.3. Information on Group's Risk Group Deposits Balances:

Group's Risk Group	Subsidiaries and associates	Direct and indirect shareholders of the Bank	Other entities included in the risk Group
Current and Profit Sharing Accounts	Current Period	Current Period	Current Period
Balance at the beginning of Period	160	-	22.720
Balance at the end of Period	1.534	-	87.916
Profit Share Expense	5	-	831

1.4. Information on Forward and Option Agreements and Other Similar Agreements with Related Parties:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

V. Other Explanations (Cont'd)

III. Information and Disclosure Related to Group's Risk Group (Cont'd):

1. Volume of Group's Risk Group Transactions, Income and Expense Amounts and Outstanding Loan and Deposit Balances (Cont'd):

1.5. Explanations on the Group's Domestic Branches, Agencies/Branches Abroad and Off-Shore Branches:

The Parent Bank has 102 domestic branches with 2.573 employees. The Bank has no abroad or off-shore branches. Consolidated subsidiary Işık Sigorta A.Ş. has 136 personnel 4 regional management office, 2 regional representation office and 476 agencies.

VI. Information and Disclosures Related to Subsequent Events:

As of 12 April 2007, the Bank has drawn a murabaha syndicated loan from consortium of 40 different banks amounting to USD 175 million two Murabaha Syndicated Loans in two portions; first being USD 89 million subjected to an interest rate of LIBOR+0,65% with one year maturity and the second of USD 86 million subjected to an interest rate of LIBOR+0,85% with 2 years maturity.

SECTION SIX

INDEPENDENT AUDITORS LIMITED REVIEW REPORT

I. Explanations on the Independent Auditors' Limited Review Report:

The consolidated financial statements of the Bank were reviewed by DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu).

The independent auditors' limited review report is presented at the beginning of the consolidated financial statements and related notes.

II. Other Information and Disclosures Prepared by Independent Auditors:

None.

RECEIVED
2007 SEP 14 A 8:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASYA KATILIM BANKASI A.Ş.

INDEPENDENT AUDITORS' LIMITED REVIEW REPORT, UNCONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2007

(Convenience Translation of the Financial Statements and Related Disclosures and Footnotes originally issued in Turkish)

ASYA KATILIM BANKASI A.Ş.

INDEPENDENT AUDITORS' LIMITED REVIEW REPORT
FOR THE PERIOD JANUARY 1, 2007 – JUNE 30, 2007

To the Board of Directors of
Asya Katılım Bankası A.Ş.
Istanbul

We have performed a limited scope review of the accompanying balance sheet of Asya Katılım Bankası A.Ş. ("The Bank") as at June 30, 2007 and the related statements of income, changes in shareholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Bank's management. As independent accountants our responsibility is to issue a report based on the limited scope review performed on these financial statements.

We conducted our review in accordance with the accounting rules and policies, and the accounting and auditing standards, set out as per the Banking Act No: 5411. Those standards require that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. Since a review is principally limited to reviewing financial statements by applying analytical procedures, inquiring as to the integrity of the financial statements and making inquiries of management to obtain information, it is substantially less in scope than an audit and therefore provides a lesser assurance. We have not performed a full scope audit and accordingly we do not express an audit opinion.

Based on our limited scope review, we are not aware of any material modifications that should be made to the financial position, the results of its operations and its cash flows, of the Bank for the period ended June 30, 2007 for them to be in conformity with the prevailing accounting principles and standards set out as per the Article No: 37 of the Banking Act No: 5411, and other regulations and pronouncements in respect of accounting and financial reporting made by Banking Regulation and Supervision Agency.

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of **DELOITTE TOUCHE TOHMATSU**

Istanbul, 14 August 2007

Sibel Türker
Partner

Additional paragraph for the English translation:

(The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than those in Turkey. The standards, procedures and practices to audit the accompanying financial statements are those generally accepted and applied in Turkey.)

**THE UNCONSOLIDATED FINANCIAL REPORT OF ASYA KATILIM BANKASI A.Ş.
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2007**

Address of the Headquarter of the Bank	: Altunizade Kuşbakışı Caddesi No:2 34662 Üsküdar/İSTANBUL
Phone and Facsimile Numbers of the Bank	: 0 216 554 50 00 / 0 216 554 50 50
Website of the Bank	: www.bankasya.com.tr
Electronic Mail Address to Contact	: muhasebe@bankasya.com.tr

The unconsolidated financial report designed by the Banking Regulation and Supervision Agency in line with Communiqué on Participation Banks' Financial Statements to be Publicly Announced and the Accompanying Policies and Disclosures consists of the sections listed below:

- **Section One** - GENERAL INFORMATION ABOUT THE BANK
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS OF THE BANK
- **Section Three** - EXPLANATIONS ON THE CORRESPONDING ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION ON FINANCIAL STRUCTURE OF THE BANK
- **Section Five** - EXPLANATORY DISCLOSURES AND FOOTNOTES ON UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - INDEPENDENT AUDITORS' LIMITED REVIEW REPORT

The unconsolidated financial statements and the explanatory footnotes and disclosures, unless otherwise indicated, are prepared in thousands of New Turkish Lira, have been independently audited and presented below in accordance with the Communiqué on Banks' Accounting Practice and Maintaining Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, related communiqués and the Banks' records.

14 August 2007

Tahsin TEKOĞLU	Ünal KABACA	Yusuf İzzettin İMRE	Kamil YILMAZ
Chairman of the Board of Directors	General Manager	Assistant General Manager	Manager In Charge of Accounting, Budget and Financial Controlling

Cemil ÖZDEMİR	M. Şevki KAVURMACI
Member of the Audit Committee	Member of the Audit Committee

Authorized contact person for questions regarding this financial report:

Name-Surname / Title: Serhat Keleş / Assistant Manager in Charge of Accounting, Budget and Financial Controlling
Telephone Number: (0216) 554 54 55
Fax Number: (0216) 554 50 24

THE UNCONSOLIDATED FINANCIAL STATEMENTS OF ASYA KATILIM BANKASI A.Ş. FOR THE PERIOD FROM 1 JANUARY TO 30 JUNE 2007

INDEX **PAGE**

INDEX (Cont'd) **PAGE**

SECTION FIVE
NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

SECTION SIX
INDEPENDENT AUDITORS' LIMITED REVIEW REPORT

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION ONE

GENERAL INFORMATION

I. The History of the Bank Including Incorporation Date, Beginning Statue, Changes in the Existing Statue:

Incorporation of the Bank is permitted with the decision of the Council of Ministers No. 96/8041 on 11 April 1996 as published in the Official Gazette dated 25 April 1996. The Bank was registered on 20 September 1996 and "The Articles of Association" was published in the Trade Registry Gazette on 25 September 1996. The Decision regarding the change in the title of the Bank was settled in the Extraordinary General Board of Directors' meeting dated 22 December 2005 and the title was changed from Asya Finans Kurumu A.Ş. into Asya Katılım Bankası A.Ş. and it was published in the Trade Registry Gazette on 26 December 2005.

II. Explanations Regarding Bank's Shareholding Structure, Existence of Shareholders Holding Directly or Indirectly, Collectively or Individually, the Managing and Controlling Power of the Bank and if any, Changes in Current Year, and Explanations on the Controlling Group of the Bank :

The Bank has no shareholders having more than 10% shareholding and holding directly or indirectly, collectively or individually the managing and controlling power of the Bank.

III. Explanations Regarding the Chairman of Board of Directors, Members of Board of Directors, Audit Committee, General Manager and Assistant General Managers and Their Shares in the Bank:

Title	Name	Education Degree	Experience in Banking and Administration Before Assignment	Shares %
Chairman of the Board of Directors	Tahsin TEKOĞLU	Bachelor	46 years	0,0003
Members of the Board of Directors	Mustafa Şevki KAVURMACI	Bachelor	31 years	0,23
	Abdurrahman Selçuk BERKSAN	Master	35 years	0,0025
	Salih SARIGÜL	Doctorate	13 years	0,49
	Tacettin NEGIŞ	Elementary	33 years	0.88
	Cemil ÖZDEMİR	Bachelor	21 years	0,0003
General Manager	Ünal KABACA	Master	15 years	0,02
Assistant General Managers	Ünsal SÖZBİR	Bachelor	10 years	-
	Ayhan KESER	Bachelor	6 years	0,002
	Mustafa BÜYÜKATEŞ	Bachelor	19 years	-
	Yusuf İzzettin İMRE	Bachelor	19 years	-
Auditors	Ali AKBULUT	Bachelor	15 years	0,0002
	Ahmet ÇELİK	Bachelor	19 years	0.45
	Atıf BİLGİN	Bachelor	23 years	0.34

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION ONE (Cont'd)

GENERAL INFORMATION (Cont'd)

IV. Information About the Persons and Institutions That Have Qualified Shares:

Name / Commercial Name	Share Amount	Share Ratio	Paid Shares	Unpaid Shares
ORTADOĞU TEKSTİL TİC. SAN. A.Ş.	16.665	5,56	16.665	-
BJ TEKSTİL TİCARET VE SANAYİ A.Ş.	10.115	3,37	10.115	-
OSMAN CAN PEHLİVAN	9.692	3,23	9.692	-
BİRİM BİRLEŞİK İNŞAATÇILIK MÜMESSİLLİK SAN. VE TİC. A.Ş.	8.710	2,90	8.710	-
FORUM İNŞAAT DEKORASYON TURİZM SAN. VE TİC. A.Ş.	7.437	2,48	7.437	-
ABDULKADİR KONUKOĞLU	6.696	2,23	6.696	-
MUAMMER İHSAN KALKAVAN	5.275	1,76	5.275	-
NEGİŞ GİYİM İMALAT VE İHRACAT A.Ş.	5.214	1,74	5.214	-
İRFAN HACIOSMANOĞLU	4.988	1,66	4.988	-
HASAN SAYIN	4.287	1,43	4.287	-
İBRAHİM SAYIN	4.226	1,41	4.226	-
TEKSEN TEKSTİL END. A.Ş.	3.123	1,04	3.123	-
FEHİM ARICI	3.105	1,04	3.105	-
Other	210.467	70,15	210.467	-

V. Services and Operating Areas of The Bank:

The Bank operates in accordance with the principles of interest-free banking as a participation bank, by collecting funds through current accounts and profit sharing accounts and lending such funds through production support, finance lease and profit/loss sharing partnership. The Bank has two ways of collecting funds; current accounts and profit sharing accounts. The Bank classifies current accounts and profit sharing accounts in accordance with their maturities in its accounting system. Profit sharing accounts are categorized into five different maturity groups; one month, up to three months (three months included), up to six months (six months included), up to one year and one year and more than one year (one month, three months, six months and one year profit share payment).

The Bank could determine the participation rates on profit/loss sharing accounts with respect to the maturity group of TRY and foreign currency accounts, seperately under the limitation that the participation rate on loss shall not be less than 50%, for different currency type, amount and maturity groups specifically.

The Bank constitutes specific fund pools, allocated to the individually predetermined projects for financing purposes. The profit sharing accounts which are part of the funds collected for project financing purpose, are distinguished from others with respect of the terms, accounted seperately from the others and it is not allowed to make any transfers from these accounts to any other maturity groups. Specific fund pools are clarified at the end of finanacing period.

In addition to the regular banking activities the Bank operates as an agency of Işık Sigorta A.Ş. through its branches.

SECTION TWO

UNCONSOLIDATED FINANCIAL STATEMENTS

ASYA KATILIM BANKASI A.Ş. UNCONSOLIDATED BALANCE SHEET

	ASSETS	Disc.	THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Reviewed (30/06/2007)			PRIOR PERIOD Audited (31/12/2006)		
			TRY	FC	Total	TRY	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK**	(1)	**133.981**	**290.732**	**424.713**	**141.131**	**196.803**	**337.934**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (Net)**	(2)	-	-	-	-	-	-
2.1	Trading financial assets		-	-	-	-	-	-
2.1.1	Public sector debt securities		-	-	-	-	-	-
2.1.2	Share certificates		-	-	-	-	-	-
2.1.3	Other marketable securities		-	-	-	-	-	-
2.2	Financial assets at fair value through profit and loss		-	-	-	-	-	-
2.2.1	Public sector debt securities		-	-	-	-	-	-
2.2.2	Share certificates		-	-	-	-	-	-
2.2.3	Other marketable securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		-	-	-	-	-	-
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	(3)	**6.052**	**253.174**	**259.226**	**9.148**	**592.563**	**601.711**
IV.	**MONEY MARKET PLACEMENTS**		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE FOR SALE (Net)**	(4)	-	-	-	-	-	-
5.1	Share certificates		-	-	-	-	-	-
5.2	Public sector debt securities		-	-	-	-	-	-
5.3	Other marketable securities		-	-	-	-	-	-
VI.	**LOANS**	(5)	**3.694.162**	**461.746**	**4.155.908**	**2.665.898**	**100.178**	**2.766.076**
6.1	Loans		3.607.347	460.146	4.067.493	2.628.332	99.268	2.727.600
6.2	Non-performing loans		221.007	2.069	223.076	127.364	1.214	128.578
6.3	Specific provisions (-)		(134.192)	(469)	(134.661)	(89.798)	(304)	(90.102)
VII.	**HELD TO MATURITY INVESTMENTS (Net)**	(6)	-	-	-	-	-	-
VIII.	**INVESTMENTS IN ASSOCIATES (Net)**	(7)	-	-	-	-	-	-
8.1	Accounted for under equity method		-	-	-	-	-	-
8.2	Unconsolidated associates		-	-	-	-	-	-
8.2.1	Financial investments		-	-	-	-	-	-
8.2.2	Non-financial investments		-	-	-	-	-	-
IX.	**INVESTMENTS IN SUBSIDIARIES (Net)**	(8)	**92.453**	-	**92.453**	**79.341**	-	**79.341**
9.1	Unconsolidated financial subsidiaries		36.001	-	36.001	22.889	-	22.889
9.2	Unconsolidated non-financial subsidiaries		56.452	-	56.452	56.452	-	56.452
X.	**ENTITIES UNDER COMMON CONTROL (Net)**	(9)	-	-	-	-	-	-
10.1	Consolidated under equity method		-	-	-	-	-	-
10.2	Unconsolidated		-	-	-	-	-	-
10.2.1	Financial subsidiaries		-	-	-	-	-	-
10.2.2	Non-financial subsidiaries		-	-	-	-	-	-
XI.	**LEASE RECEIVABLES (Net)**	(10)	**255.835**	-	**255.835**	**294.105**	-	**294.105**
11.1	Finance lease receivables		296.625	-	296.625	339.849	-	339.849
11.2	Operating lease receivables		-	-	-	-	-	-
11.3	Other		-	-	-	-	-	-
11.4	Unearned income (-)		(40.790)	-	(40.790)	(45.744)	-	(45.744)
XII.	**DERIVATIVE FINANCIAL ASSETS FOR HEDGING PURPOSES**	(11)	-	-	-	-	-	-
12.1	Fair value hedge		-	-	-	-	-	-
12.2	Cash flow hedge		-	-	-	-	-	-
12.3	Hedge of net investment risks in foreign operations		-	-	-	-	-	-
XIII.	**TANGIBLE ASSETS (Net)**	(12)	**83.004**	-	**83.004**	**72.211**	-	**72.211**
XIV.	**INTANGIBLE ASSETS (Net)**	(13)	**3.050**	-	**3.050**	**2.816**	-	**2.816**
14.1	Goodwill		-	-	-	-	-	-
14.2	Other		3.050	-	3.050	2.816	-	2.816
XV.	**TAX ASSET**	(14)	**3.516**	-	**3.516**	**4.412**	-	**4.412**
15.1	Current tax asset		-	-	-	-	-	-
15.2	Deferred tax asset		3.516	-	3.516	4.412	-	4.412
XVI.	**ASSETS HELD FOR SALE (Net)**	(15)	-	-	-	-	-	-
XVII.	**OTHER ASSETS**	(16)	**29.623**	**48**	**29.671**	**20.410**	**173**	**20.583**
	TOTAL ASSETS		**4.301.676**	**1.005.700**	**5.307.376**	**3.289.472**	**889.717**	**4.179.189**

The accompanying notes form an integral part of these financial statements

ASYA KATILIM BANKASI A.Ş. UNCONSOLIDATED BALANCE SHEET

	LIABILITIES	Disc.	THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Reviewed (30/06/2007)			PRIOR PERIOD Audited (31/12/2006)		
			TRY	FC	Total	TRY	FC	Total
I.	**FUND COLLECTED**	(1)	**1.861.545**	**2.120.802**	**3.982.347**	**1.643.349**	**1.557.306**	**3.200.655**
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(2)	-	-	-	-	-	-
III.	**FUNDS BORROWED**	(3)	-	**364.146**	**364.146**	-	**126.696**	**126.696**
IV.	**MONEY MARKET BALANCES**		-	-	-	-	-	-
V.	**MARKETABLE SECURITIES ISSUED (NET)**		-	-	-	-	-	-
VI.	**SUNDRY CREDITORS**		**115.748**	**2.083**	**117.831**	**106.619**	**3.139**	**109.758**
VII.	**OTHER LIABILITIES**	(4)	**23.488**	**12.401**	**35.889**	**20.532**	**20.787**	**41.319**
VIII.	**FINANCE LEASE PAYABLES (Net)**	(5)	**4.913**	**518**	**5.431**	**1.991**	**1.367**	**3.358**
8.1	Finance lease payables		5.320	526	5.846	2.116	1.408	3.524
8.2	Operating lease payables		-	-	-	-	-	-
8.3	Other		-	-	-	-	-	-
8.4	Deferred finance lease expenses (-)		(407)	(8)	(415)	(125)	(41)	(166)
IX.	**DERIVATIVE FINANCIAL LIABILITIES FOR HEDGING PURPOSES**	(6)	-	-	-	-	-	-
9.1	Fair value hedge		-	-	-	-	-	-
9.2	Cash flow hedge		-	-	-	-	-	-
9.3	Hedge of net investment in foreign operations		-	-	-	-	-	-
X.	**PROVISIONS**	(7)	**54.363**	**9.408**	**63.771**	**40.146**	**3.173**	**43.319**
10.1	General loan loss provisions		31.477	8.829	40.306	23.469	3.173	26.642
10.2	Restructuring provisions		-	-	-	-	-	-
10.3	Reserve for employee benefits		8.578	-	8.578	6.725	-	6.725
10.4	Other provisions		14.308	579	14.887	9.952	-	9.952
XI.	**TAX LIABILITY**	(8)	**22.778**	**4**	**22.782**	**21.565**	-	**21.565**
11.1	Current tax liability		22.778	4	22.782	21.565	-	21.565
11.2	Deferred tax liability		-	-	-	-	-	-
XII.	**PAYABLES RELATED TO ASSETS HELD FOR SALE**	(9)	-	-	-	-	-	-
XIII.	**SUBORDINATED LOANS**	(10)	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	(11)	**715.179**	-	**715.179**	**632.519**	-	**632.519**
14.1	Paid-in capital		300.000	-	300.000	300.000	-	300.000
14.2	Supplementary capital		150.000	-	150.000	150.000	-	150.000
14.2.1	Share premium		150.000	-	150.000	150.000	-	150.000
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Marketable securities value increase fund		-	-	-	-	-	-
14.2.4	Tangible assets revaluation reserve		-	-	-	-	-	-
14.2.5	Intangible assets revaluation reserve		-	-	-	-	-	-
14.2.6	Bonus shares obtained from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-
14.2.7	Hedging funds (Effective portion)		-	-	-	-	-	-
14.2.8	Value increase on assets held for resale		-	-	-	-	-	-
14.2.9	Other capital reserves		-	-	-	-	-	-
14.3	Profit reserves		182.519	-	182.519	38.534	-	38.534
14.3.1	Legal reserves		14.708	-	14.708	7.509		7.509
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		167.811	-	167.811	31.025	-	31.025
14.3.4	Other profit reserves		-	-	-	-	-	-
14.4	Profit or loss		82.660	-	82.660	143.985	-	143.985
14.4.1	Prior year income/loss		-	-	-	(2.366)	-	(2.366)
14.4.2	Current year income/loss		82.660	-	82.660	146.351	-	146.351
14.5	Minority shares		-	-	-	-	-	-
	TOTAL LIABILITIES AND EQUITY		**2.798.014**	**2.509.362**	**5.307.376**	**2.466.721**	**1.712.468**	**4.179.189**

ASYA KATILIM BANKASI A.Ş. UNCONSOLIDATED OFF BALANCE SHEET CONTINGENCIES AND COMMITMENTS

			THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Reviewed (30/06/2007)			PRIOR PERIOD Audited (31/12/2006)		
		Disc.	TRY	FC	Total	TRY	FC	Total
A.	**OFF BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)**		**4.337.393**	**3.502.777**	**7.840.170**	**4.014.917**	**2.976.971**	**6.991.888**
I.	**GUARANTEES**	(1), (3)	**3.492.061**	**3.492.270**	**6.984.331**	**3.283.639**	**2.976.971**	**6.260.610**
1.1.	Letters of Guarantees		3.491.545	2.236.163	5.727.708	3.275.200	1.901.654	5.176.854
1.1.1.	Guarantees subject to State Tender Law		-	-	-	-	-	-
1.1.2.	Guarantees given for foreign trade operations		-	-	-	-	-	-
1.1.3.	Other letters of guarantee		3.491.545	2.236.163	5.727.708	3.275.200	1.901.654	5.176.854
1.2.	Bank loans		-	118.951	118.951	-	132.761	132.761
1.2.1.	Import letter of acceptances		-	118.951	118.951	-	132.761	132.761
1.2.2.	Other bank acceptances		-	-	-	-	-	-
1.3.	Letter of credits		-	1.061.680	1.061.680	-	894.678	894.678
1.3.1.	Documentary letter of credits		-	-	-	-	-	-
1.3.2.	Other letter of credits		-	1.061.680	1.061.680	-	894.678	894.678
1.4.	Prefinancing given as guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Other guarantees		516	75.476	75.992	8.439	47.878	56.317
1.7.	Other collaterals		-	-	-	-	-	-
II.	**COMMITMENTS**	(1)	**845.332**	**10.507**	**855.839**	**731.278**	-	**731.278**
2.1.	Irrevocable commitments		845.332	10.507	855.839	731.278	-	731.278
2.1.1.	Forward asset purchase commitments		-	10.507	10.507	-	-	-
2.1.2.	Share capital commitment to associates and subsidiaries		-	-	-	-	-	-
2.1.3.	Loan granting commitments		-	-	-	-	-	-
2.1.4.	Securities underwriting commitments		-	-	-	-	-	-
2.1.5.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.6.	Payment commitment for checks		355.084	-	355.084	308.811		308.811
2.1.7.	Tax and fund liabilities from export commitments		-	-	-	-	-	-
2.1.8.	Commitments for credit card expenditure limits		490.248	-	490.248	422.467		422.467
2.1.9.	Receivables from short sale commitments		-	-	-	-	-	-
2.1.10.	Payables for short sale commitments		-	-	-	-	-	-
2.1.11.	Other irrevocable commitments		-	-	-	-	-	-
2.2.	Revocable commitments		-	-	-	-	-	-
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(4)	-	-	-	-	-	-
3.1	Derivative financial instruments for hedging purposes		-	-	-	-	-	-
3.1.1	Fair value hedge		-	-	-	-	-	-
3.1.2	Cash flow hedge		-	-	-	-	-	-
3.1.3	Hedge of net investment in foreign operations		-	-	-	-	-	-
3.2	Held for trading transactions		-	-	-	-	-	-
3.2.1	Forward foreign currency buy/sell transactions		-	-	-	-	-	-
3.2.1.1	Forward foreign currency transactions-buy		-	-	-	-	-	-
3.2.1.2	Forward foreign currency transactions-sell		-	-	-	-	-	-
3.2.2	Other Forward buy/sell transactions		-	-	-	-	-	-
3.3	Other		-	-	-	-	-	-
B.	**CUSTODY AND PLEDGED ITEMS (IV+V+VI)**		**44.001.789**	**27.818.484**	**71.820.273**	**35.954.486**	**25.827.239**	**61.781.725**
IV.	**ITEMS HELD IN CUSTODY**		**428.895**	**651.065**	**1.079.960**	**392.601**	**503.620**	**896.221**
4.1.	Assets under management		-	-	-	-	-	-
4.2.	Investment securities held in custody		-	-	-	-	-	-
4.3.	Checks received for collection		324.796	70.754	395.550	310.028	28.791	338.819
4.4.	Commercial notes received for collection		104.093	58.647	162.740	82.570	64.163	146.733
4.5.	Other assets received for collection		-	521.664	521.664	-	410.666	410.666
4.6.	Assets received for public offering		-	-	-	-	-	-
4.7.	Other items under custody		6	-	6	3	-	3
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**43.572.894**	**27.167.419**	**70.740.313**	**35.561.885**	**25.323.619**	**60.885.504**
5.1.	Marketable securities		151.321	115.694	267.015	100.347	120.255	220.602
5.2.	Guarantee notes		15.411.225	10.396.384	25.807.609	12.680.953	9.561.352	22.242.305
5.3.	Commodity		402.997	73.412	476.409	300.190	61.716	361.906
5.4.	Warranty		-	-	-	-	-	-
5.5.	Properties		6.116.572	894.737	7.011.309	4.811.014	783.663	5.594.677
5.6.	Other pledged items		21.490.779	15.687.192	37.177.971	17.669.381	14.796.633	32.466.014
5.7.	Pledged items-depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTIES**		-	-	-	-	-	-
	TOTAL OFF BALANCE SHEET ACCOUNTS (A+B)		**48.339.182**	**31.321.261**	**79.660.443**	**39.969.403**	**28.804.210**	**68.773.613**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. UNCONSOLIDATED STATEMENT OF INCOME						
			THOUSAND NEW TURKISH LIRA			
		Disc.	CURRENT PERIOD (01/01/2007-30/06/2007) Reviewed	PRIOR PERIOD (01/01/2006-30/06/2006) Reviewed	CURRENT PERIOD (31/03/2007-30/06/2007) Reviewed	PRIOR PERIOD (31/03/2007-30/06/2006) Reviewed
I.	**PROFIT SHARE INCOME**	(1)	**328.588**	**199.491**	**172.359**	**105.438**
1.1	Profit share on loans		276.622	166.569	141.712	85.048
1.2	Profit share on reserve deposits		9.356	5.473	4.981	2.981
1.3	Profit share on banks		25.628	9.976	17.590	7.951
1.4	Profit share on money market placements		-	-	-	-
1.5	Profit share on marketable securities portfolio		-	-	-	-
1.5.1	Held-for-trading financial assets		-		-	-
1.5.2	Financial assets at fair value through profit and loss		-		-	-
1.5.3	Available-for-sale financial assets		-		-	-
1.5.4	Investments held-to-maturity		-		-	-
1.6	Finance lease Income		16.982	17.473	8.076	9.458
1.7	Other profit share income		-	-	-	-
II.	**PROFIT SHARE EXPENSE**	(2)	**(171.664)**	**(86.380)**	**(94.439)**	**(46.464)**
2.1	Expense on profit sharing accounts		(164.395)	(85.324)	(89.601)	(45.730)
2.2	Profit share expense on funds borrowed		(7.269)	(1.056)	(4.838)	(734)
2.3	Profit share expense on money market borrwings		-	-	-	-
2.4	Expense on securities issued		-	-	-	-
2.5	Other profit share expenses		-	-	-	-
III.	**NET PROFIT SHARE INCOME (I - II)**		**156.924**	**113.111**	**77.920**	**58.974**
IV.	**NET FEES AND COMMISSIONS INCOME**		**97.448**	**55.385**	**54.221**	**27.311**
4.1	Fees and commissions received		123.163	75.111	69.210	41.006
4.1.1	Cash loans		31.355	11.277	21.484	6.575
4.1.2	Non-cash loans		53.442	39.124	27.731	21.888
4.1.3	Other	(12)	38.366	24.710	19.995	12.543
4.2	Fees and commissions paid		(25.715)	(19.726)	(14.989)	(13.695)
4.2.1	Cash loans		(2.164)	-	(2.164)	-
4.2.2	Non-cash loans		-	(17)	-	(17)
4.2.3	Other	(12)	(23.551)	(19.709)	(12.825)	(13.678)
V.	**DIVIDEND INCOME**	(3)	-	-	-	-
VI.	**NET TRADING INCOME**	(4)	**10.751**	**(6.677)**	**6.174**	**(2.294)**
6.1	Profit/losses on trading securities		-	-	-	-
6.2	Foreign exchange gains/losses		10.751	(6.677)	6.174	(2.294)
VII.	**OTHER OPERATING INCOME**	(5)	**21.356**	**39.172**	**9.413**	**11.243**
VIII.	**TOTAL OPERATING INCOME (III+IV+V+VI+VII)**		**286.479**	**200.991**	**147.728**	**95.234**
IX.	**PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES(-)**	(6)	**(66.700)**	**(44.585)**	**(30.188)**	**(8.824)**
X.	**OTHER OPERATING EXPENSES (-)**	(7)	**(117.892)**	**(82.781)**	**(58.596)**	**(42.371)**
XI.	**NET OPERATING INCOME/(LOSS) (VIII-IX-X)**		**101.887**	**73.625**	**58.944**	**44.039**
XII.	**AMOUNT IN EXCESS RECORDED AS GAIN AFTER MERGER**		-	-	-	-
XIII.	**GAIN / (LOSS) ON EQUITY METHOD**		-	-	-	-
XIV.	**GAIN / (LOSS) ON NET MONETARY POSITION**		-	-	-	-
XV.	**INCOME/(LOSS) BEFORE TAXES (XI+XII+XIII+XIV)**	(8)	**101.887**	**73.625**	**58.944**	**44.039**
XVI.	**PROVISION FOR TAXES ON INCOME (±)**	(9)	**(19.227)**	**(24.607)**	**(12.605)**	**(13.699)**
16.1	Provision for current income taxes		(18.331)	(12.023)	(10.126)	(2.056)
16.2	Provision for deferred taxes		(896)	(12.584)	(2.479)	(11.643)
XVII.	**NET OPERATING INCOME AFTER TAXES (XV±XVI)**	(10)	**82.660**	**49.018**	**46.339**	**30.340**
17.1	Discontinued Operations		-	-	-	-
17.2	Other		82.660	49.018	46.339	30.340
XVIII.	**NET PROFIT/(LOSS)**	(11)	**82.660**	**49.018**	**46.339**	**30.340**
18.1	Group's profit/loss		82.660	49.018	46.339	30.340
18.2	Minority shares		-	-	-	-
	Earnings per share		0,28	0,20	0,16	0,12

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. UNCONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
THOUSAND NEW TURKISH LIRA

	CHANGES IN SHAREHOLDERS EQUITY	Note	Paid-in Capital	Inflation Adjustment to Paid-in Capital	Share Premium	Share Certificate Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Net Period Profit/(Loss)	Prior Period Net Profit/(Loss)	Marketable Securities Value Increase Fund	Total Equity Except Minority Shares	Minority Shares	Total Equity
	PRIOR PERIOD REVIEWED (01/01-30/06/2006)															
I	**Beginning Balance**		240 000	-	-	-	5.577	-	30 338	-	94 761	(72.142)	-	-	-	298 534
II	Corrections according to TAS 8		-	-	-	-	-	-	-	-	(2 079)	(287)	-	-	-	(2.366)
2.1	The effect of corrections of errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	The effects of changes in accounting policy		-	-	-	-	-	-	-	-	(2 079)	(287)	-	-	-	(2 366)
III	New Balance (I+II)		240 000	-	-	-	5 577	-	30.338	-	92 682	(72 429)	-	-	-	296 168
	Changes in period															
IV.	Increase/Decrease related to merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Transfer to hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transferred amounts															
VII.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Period net income/(loss)		-	-	-	-	-	-	-	-	49 018	-	-	-	-	49 018
X.	Profit distribution		-	-	-	-	1.932	-	687	-	(92.682)	70 063	-	-	-	(20.000)
10.1	Dividends distributed		-	-	-	-	-	-	-	-	-	(20 000)	-	-	-	(20 000)
10.2	Transfers to reserves		-	-	-	-	1.932	-	687	-	-	(2 619)	-	-	-	-
10.3	Other		-	-	-	-	-	-	-	-	(92 682)	92 682	-	-	-	-
XI.	Capital increase		60 000	-	150 000	-	-	-	-	-	-	-	-	-	-	210 000
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2	Tangible assets value increase in revaluation fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Bonus shares from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5	Inflation adjustment to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Issuance of share certificates		60.000	-	150 000	-	-	-	-	-	-	-	-	-	-	210 000
11.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	The disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	The reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Primary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Secondary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	The effect of change in associate's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing Balance (III+IV+......+XIV+XV+XVI)		300 000	-	150 000	-	7.509	-	31 025	-	49 018	(2.366)	-	-	-	535 186
	CURRENT PERIOD REVIEWED (01/01-30/06/2007)															
I.	**Prior period balance**		300 000	-	150 000	-	7 509	-	31 025	-	146 351	(2.366)	-	-	-	632 519
	Changes in period		-	-	-	-	-	-	-	-	-	-	-	-	-	-
II.	Increase/Decrease related to merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IV.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2	Transfer to hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transfered amounts															
V.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Period net income/(loss)		-	-	-	-	-	-	-	-	82 660	-	-	-	-	82 660
VIII.	Profit distribution		-	-	-	-	7 199	-	136.786	-	(146.351)	2 366	-	-	-	-
8.1	Dividends distributed		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Transfers to reserves		-	-	-	-	7.199	-	136.786	-	-	(143.985)	-	-	-	-
8.3	Other		-	-	-	-	-	-	-	-	(146 351)	146 351	-	-	-	-
IX.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.2	Tangible assets value increase in revaluation fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.3	Bonus shares from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.5	Inflation adjustment to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	The disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	The reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Primary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Secondary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	The effect of change in associate's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing Balance (I+II+III+......+XII+XIII+XIV)		300 000	-	150 000	-	14 708	-	167 811	-	82 660	-	-	-	-	715 179

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. UNCONSOLIDATED STATEMENT OF CASH FLOW

			THOUSAND NEW TURKISH LIRA	
			CURRENT PERIOD Reviewed (01/01-30/06/2007)	PRIOR PERIOD Reviewed (01/01-30/06/2006)
		Disc.		
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**256.774**	**87.794**
1.1.1	Profit share income received		363.828	137.145
1.1.2	Interest paid		(173.099)	(85.895)
1.1.3	Dividend received		-	-
1.1.4	Fees and commissions received		123.163	75.111
1.1.5	Other income		19.971	80.764
1.1.6	Collections from previously written off loans		4.043	9.179
1.1.7	Payments to personnel and service suppliers		(59.007)	(39.557)
1.1.8	Taxes paid		(10.961)	(5.533)
1.1.9	Others		(11.164)	(83.420)
1.2	**Changes in operating assets and liabilities**		**133.717**	**(52.006)**
1.2.1	Net (increase) decrease in financial assets		-	-
1.2.2	Net (increase) decrease in financial assets at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(105.168)	(102.186)
1.2.4	Net (increase) decrease in loans		(805.541)	(520.923)
1.2.5	Net (increase) decrease in other assets		44.860	(9.185)
1.2.6	Net increase (decrease) in bank deposits		1.651	61.310
1.2.7	Net increase (decrease) in other deposits		792.873	444.966
1.2.8	Net increase (decrease) in funds borrowed		234.742	6.540
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		(29.700)	67.472
I.	**Net cash provided from banking operations**		**390.491**	**35.788**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash provided from investing activities**		**(24.391)**	**(16.866)**
2.1	Cash paid for purchase of entities under common control, associates and subsidiaries		(13.112)	(7.302)
2.2	Cash obtained from sale of entities under common control, associates and subsidiaries		-	-
2.3	Fixed assets purchases		(12.884)	(10.436)
2.4	Fixed assets sales		1.605	872
2.5	Cash paid for purchase of financial assets available for sale		-	-
2.6	Cash obtained from sale of financial assets available for sale		-	-
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	-
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash provided from financing activities**		**(4.429)**	**190.000**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		-	210.000
3.4	Dividends paid		-	(20.000)
3.5	Payments for finance leases		(4.429)	-
3.6	Other		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**(60.201)**	**17.769**
V.	**Net increase / (decrease) in cash and cash equivalents**		**301.470**	**226.691**
VI.	**Cash and cash equivalents at the beginning of the year**		**765.977**	**288.238**
VII.	**Cash and cash equivalents at the end of the year**		**1.067.447**	**514.929**

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION THREE

ACCOUNTING PRINCIPLES

I. Explanations on Basis of Presentation

1. Presentation of Financial Statements

As prescribed in the Article 37 of the Banking Act No. 5411, banks have to be in line with the principles and procedures established by the Banking Regulation and Supervision Agency ("BRSA") to ensure uniformity in their accounting systems; correctly record all their transactions; and timely and accurately prepare their financial reports in a style and format that will meet the requirements of providing information, that is clearly reliable and comparable and that is suitable for auditing, analysis and interpretation.

Banks shall not settle their balance sheets without ensuring reconciliation with legal and auxiliary books and records, branches and domestic and foreign correspondents.

The Bank prepares its statutory books, financial statements, and all related documents that provide a basis for those financial statements in accordance with the Turkish Accounting Standards ("TAS") and regulation on "Procedures And Principles Regarding The Accounting Practices And Documentation of Banks" published in the Official Gazette dated November 1, 2006 and numbered 26333,Turkish Commercial Code and Tax Legislation.

The Bank prepares financial statements by applying accounting policies and basis of accounting in accordance with Turkish Accounting Standards ("TAS") and related communiqués, pronouncements and explanations issued by Banking Regulation and Supervision Agency (BRSA). Related accounting policies and basis of accounting are explained below.

1.1. Accounting Policies Applied

The prior period financial statements, are restated as described below, in line with the principles of TAS No: 1 "Fundamentals of Preparing and Presenting Financial Statements" published on Official Gazette on January 16, 2005 with No: 25702, and in accordance with Turkish Accounting Standards and Turkish Financial Reporting Standards; and other principles, methods and explanations about accounting and financial reporting procedures issued by BRSA. The adjustments to the financial statements for the period ended June 30, 2006, are summarized below:

Explanation (Thousand TRY)	Net Profit for 30 June 2006	Previous Years Profit / (Losses)
Prior to transition to TFRS	50.564	22.619
Employee benefits	(1.510)	(3.380)
Deferred tax impact	(36)	1.014
Total adjustments	(1.546)	(2.366)
Subsequent to transition to TFRS	49.018	20.253

Other Reclassifications

The foreign exchange losses of TRY 4.938 Thousand on the principal of the foreign currency-indexed loans are reclassified from "Other Operating Expenses" to "Foreign Exchange Losses"; and the foreign exchange gains of TRY 66.226 Thousand on the principal of the foreign currency-indexed loans, from "Other Operating Income" to "Foreign Exchange Gains" as of 30 June 2006.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

I. Explanations on Basis of Presentation (Cont'd)

2. Basis of Accounting

Accompanying financial statements are based on the Bank's legal books. The Bank has recorded the adjustments of inflation accounting to its legal books starting from 30 June 2004 to 31 December 2004 according to Act No: 5024 of the Tax Procedural Code. As of 31 December 2003 financial statements are prepared in accordance with legal books and historical cost principle except from revaluation of fixed assets and includes adjustments and reclassifications, including restatement for the changes in the general purchasing power of the Turkish Lira in accordance with International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" ("TAS 29") until 31 December 2004, for the purpose of fair presentation.

2.1 Inflationary Accounting

IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. Accordingly, financial statements of the Bank until 31 December 2004 include restatement to reflect changes in the purchasing power of the Turkish Lira as required by IAS 29 "Financial Reporting in Hyperinflationary Economies".

TAS 29 requires that if the main indicators of the hyperinflationary economy disappear, the entities should cease application of the inflation accounting due to the fact that hyperinflationary period is over.

As stated by the BRSA circular dated 28 April 2005 and numbered 2, the indicators of hyperinflationary period are no longer valid and as explained in the BRSA resolution dated 21 April 2005 and numbered 1623 the inflation accounting is revoked after 1 January 2005, and banks' obligation to prepare their financial statements according to this regulation is no longer in effect.

II. Explanations on Strategy of Financial Assets and Foreign Currency Transactions Usage

The Bank manages its strategies about financial instruments, depending on the source. The sources constitute of current and profit sharing accounts. Liabilities shall be covered with sufficient liquidity level. As of the balance sheet date, the Bank's assets and equity are sufficient to cover its liabilities.

The Bank does not carry a significant foreign currency position risk due to the existing floating exchange rate regime. The investment decisions are made by taking into consideration the maturity structure of the balance sheet items. The Bank determines specific limits for the balance sheet. The allocation of asset items are designated, and yield analysis are made based on this designation.

In the statutory books of the Bank, the transactions recorded in foreign currencies (all other currencies except New Turkish Lira) are translated into New Turkish Lira with the exchange rates prevailing at the transaction dates. Monetary asset and liabilities denominated in foreign currencies are translated into New Turkish Lira with the year end exchange rates of the Bank. Foreign exchange gain or losses arising from translation of monetary items and foreign currency denominated collections or disbursements are recognized in the income statement.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

III. Explanations on Forward and Option Contracts and Derivative Instruments

The Bank does not have any forward or option contracts.

The Bank does not also have derivative transactions for hedging purposes.

IV. Explanations on Profit Share Income and Expenses

Profit share income and expenses are recognized in the income statement on an accrual basis.

Realized and unrealized interest accruals of the non-performing loans are reversed and interest income in connection with these loans is recorded as interest income only when they are collected.

V. Explanations on Fees and Commission Income and Expenses

Fees and commission income and expenses, fee and commission expenses paid to other institutions in connection with the borrowings and profit share income from subsidiaries are recorded as income or expense on cash basis. Any significant transactions having maturity other than those are recorded on an accrual basis.

VI. Explanations on Financial Assets

Financial instruments comprise of financial assets, financial liabilities and derivative instruments. Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank becomes a party to the contractual provisions of the instrument.

Basically, financial assets form majority of the commercial activities and operations of the Bank. Financial instruments create, modify or reduce the liquidity, credit and market risks of the Bank's financial statements.

Fair value is the amount for which an asset could be exchanged or a liability settled, between knowledgeable willing parties in an arms length transaction. Fair value is best evidenced by a market price, being the amount obtainable from the sale, or payable on the acquisition, of a financial instrument in an active market, if one exists.

Estimated fair values of financial assets are determined by the Bank by using information about the market and relevant valuation methods. However, interpretation of market information is necessary to determine fair value. Therefore, estimated fair values presented in this report may not be necessarily equivalent of the disposal values of such assets derived from current market conditions. Some of the financial instruments' carrying values which are same with their cost values; are assumed to be equal to their fair values because of their short term nature.

The methods and assumptions used in determining the reasonable estimated values of all of the financial instruments are mentioned below.

Cash, Banks, and Other Financial Institutions:

Cash and cash equivalents comprise of cash on hand, demand deposits, and highly liquid short-term investments not bearing risk of significant value change, and that are readily convertible to a known amount of cash. The book values of these financial assets approximate to their fair values.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

VI. Explanations on Financial Assets (Cont'd)

Marketable Securities:

Marketable securities at fair value through profit or loss are classified in two categories: i) Marketable securities classified as trading securities: acquired or incurred principally for the purpose of selling or repurchasing it in the near term in order to benefit from short-term profit opportunities; ii) The marketable securities classified as marketable securities at fair value through profit or loss at inception. The Bank uses such classification above when permitted or for the purposes of providing a more proper presentation.

In this group, trading securities are initially recognized at cost and measured at fair value on the financial statements. Fair values of debt securities that are traded in an active market are determined based on quoted prices or current market prices.

The difference between initial cost and fair value of financial assets at fair value through profit and loss is reflected to interest income or diminution in value of marketable securities accounts. Interest income and dividends from financial assets at fair value through profit and loss are reflected in interest income and dividend income.

Investments held to maturity include securities with fixed or determinable payments and fixed maturity where there is an intention of holding till maturity and the relevant conditions for fulfillment of such intention, including the funding ability. This portfolio excludes loans and receivables. After initial recognition held to maturity investments are measured at amortized cost by using effective interest rate less impairment losses, if any. The Bank has no financial assets which are acquired, classified as held to maturity investments and would not be classified to this portfolio for two years due to not applying the tainting rules.

The profit share income received from held to maturity investments are recorded as profit share income in the income statement.

The marketable securities classified as available for sale securities are initially recognized at cost including the transaction costs. After the initial recognition, available for sale securities are measured at fair value and the unrealized gain/loss originating from the difference between the amortized cost and the fair value is recorded in "Marketable Securities Value Increase Fund" under the equity. At the disposal of available for sale financial assets, value increase/decrease recorded in "Marketable Securities Value Increase Fund" under equity is transferred to the income statement.

As of 30 June 2007, the Bank does not have securities at fair value through profit or loss, held to maturity or available for sale portfolio.

Loans and Receivables:

Loans and receivables are recognized at amortized cost. Fees, transaction costs and other similar costs in connection with the guarantees of loans and receivables are not considered as part of the transaction cost and recognized in the income statement. .

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

VI. Explanations on Financial Assets (Cont'd)

Loans are transferred to the relevant accounts with their cash amounts and income accruals are calculated by using internal rate of return method and related income is recorded in profit share income item. Foreign currency and foreign currency indexed loans are evaluated and evaluation differences are accounted under "Foreign Exchange Gains" and/or "Foreign Exchange Loss" in the income statement.

In the presence of evidences about doubts on collection of loans, classification and provisioning of such loans are accounted in conformity with the prevailing regulations and such specific provisions are recognized in the income statement. Collections made from these loans are recognized in the account of profit share income received from "Doubtful Loans and Receivables".

Released provisions are accounted as cancellation of such provisions if realized in the current year, and the remaining amounts are recognized in the account of collections from previous year expenses.

VII. Explanations on Impairment of Financial Assets

At each balance sheet date, the Bank evaluates the carrying amounts of its financial asset or a group of financial assets to determine whether there is an objective indication that those assets have suffered an impairment loss. If any such indication exists, the Bank determines the related impairment.

A financial asset or a financial asset group incurs impairment loss only if there is an objective indicator related to the occurrence (or occurrence) of one or more than one event ("loss event") after the first journalization of that asset; and such loss event (or events) causes, an impairment as a result of the effect on the reliable estimate of the expected future cash flows of the related financial asset and asset group. Irrespective of high probability the expected losses caused by the future events are not journalized.

VIII. Explanations on Offsetting of Financial Assets and Liabilities

Financial assets and liabilities are offset when the Bank has a legally enforceable right to set off, and when the Bank has the intention of collecting or paying the net amount of related assets and liabilities or when the Bank has the right to offset the assets and liabilities simultaneously.

IX. Explanations on Sales and Repurchase Agreements and Lending of Securities

The Bank does not have repurchase agreements and lending of securities.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

X. Explanations on Assets Held for Sale and Discontinued Operations

The principles on accounting, assessment and disposal of assets held for sale are determined based on the Communiqué of "rules and regulations on trade of precious metals and assets held for sale" published on 1 November 2006 in the official Gazette numbered 26333.

Although the Bank has assets held for sale in the balance sheet, due to the fact that the Bank does not have a formal plan to dispose these assets in one year subsequent to their classification date, such assets are continued to be depreciated. For this reason, these assets are classified as tangible assets instead of assets held for sale in the accompanying financial statements.

Assets held for sale are measured at the lower of assets' carrying amount and fair value less any cost incurred for disposal. Assets held for sale are not amortized and presented in the financial statements separately. In order to classify an asset as held for sale, only when the sale is highly probable, experienced quite often and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale. Highly saleable condition requires a plan by the management regarding the sale of the asset to be disposed (or else the group of assets), together with an active program for determination of buyers as well as for the completion of the plan. Also the asset (or else the group of assets) shall be actively marketed in conformity with its fair value. On the other hand, the sale is expected to be journalized as a completed sale within one year after the classification date; and the necessary transactions and procedures to complete the plan should demonstrate the fact that the possibility of making significant changes or canceling the plan is low. Various events and conditions may extend the duration of disposal's completion to longer than a year. as long as delay of disposal takes root from events and conditions which are not under control of the entity and if there is sufficient evidence that the entity has an ongoing disposal plan for these assets, such assets (or else group of assets) are continued to be classified as assets held for resale (or else group of assets).

A discontinued operation is a division of a bank that is either disposed or held for sale. Results of discontinued operations are included in the income statement separately.

XI. Explanations on Goodwill and Other Intangible Assets

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination.

Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XI. Explanations on Goodwill and Other Intangible Assets (Cont'd)

There is no goodwill in the unconsolidated financial statements of the Bank as of balance sheet date.

Intangible assets acquired before January 1,2005 are accounted for at restated cost less accumulated depreciation and any impairment reserve, and the intangible assets acquired in subsequent periods are accounted for at acquisition cost less accumulated depreciation and any impairment reserve if any, for the ones acquired before January 1, 2005. Intangible assets are amortized with straight line method by considering their useful lives. Amortization method is reviewed at the end of each year periodically. Intangible assets mainly constitute of rights and amortized with straight line method in 5 years.

XII. Explanations on Tangible Assets

Tangible assets are accounted for the acquisition cost and any other cost incurred until such asset is ready for use. Tangible assets are remeasured at their acquisition cost less accumulated depreciation and impairment reserve, if any.

Depreciation of the assets held less than one year as of the balance sheet date is accounted for proportionately.

If the fair value of tangible assets exceed their carrying values, impairment losses are set aside for exceeding amounts and these amounts are recognized as impairment in the accompanying financial statements.

Gain or loss resulting from disposals of the tangible assets is recognized in the income statement as the difference between the net proceeds and net book value.

Maintenance costs of the tangible assets are recognized in the income statement as expense.

There are no pledges, mortgages or other restrictions on the tangible assets.

Tangible Asset	Useful Life
Safety Boxes	5 years
Office Equipment	5 years
Furniture and Fixtures	5 years
Vehicles	5 years
Leasehold Improvements	5 years
Land and Buildings	50 years

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XIII. Explanations on Leasing Transactions

Bank as a Lessor

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Bank's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Bank's net investment outstanding in respect of the leases.

Bank as a Lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee

Assets held under finance leases are recognized as assets of the Bank at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Bank's general policy on borrowing costs.

As of 30 June 2007, the Bank does not have any operating leases.

XIV. Explanations on Provisions and Contingent Liabilities

Provisions are recognized when there is a present obligation, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The contingent liabilities are continuously reviewed in order to determine whether there is any possibility of cash flow with regards to the sources having economic benefit for the Bank.

XV. Explanations on Liabilities Regarding Employee Benefits

Under Turkish law and union agreements, lump sum payments are made to employees retiring or involuntarily leaving the Bank. The retirement pay provision recognized in the accompanying financial statements represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses in accordance with TAS 19 "Employee Benefits".

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XVI. Explanations on Taxation

Tax expense comprises of current tax and deferred tax expenses.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. According to the Article 25 of Corporate Tax Law No: 4369 the corporate tax rate is 20% for 2007 income.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized and recognized in the income statement. If deferred tax is in connection with the assets directly associated with the equity, it shall be directly associated with shareholders equity items.

Taxes payables and prepaid taxes are offset since they are levied by the same taxation authority. Deferred tax assets and liabilities are also offset.

The Bank has adjusted its statutory financial statements based on inflation accounting as of 1 January 2004 in accordance with Law No. 5024.

XVII. Additional Explanations on Borrowings

Borrowings are recorded in accordance with TAS 39 "Recognition and Measurement of Financial Instruments".

No specific hedging technique is applied for borrowings, their accounting and valuation methods except for some general methods applied for avoiding liquidity and currency risks.

There are no debt securities issued by the Bank.

There are no convertible bonds issued by the Bank.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XVIII. Explanations on Share Certificates

There are no dividends related with Bank's share certificates as of report date, announced after balance sheet date.

In respect of General Assembly meeting decision on 31 March 2007, Bank will not distribute profit to shareholders.

XIX. Explanations on Acceptances

Acceptances are realized simultaneously with the payment dates of the customers and they are presented as probable commitments in the off-balance sheet accounts.

XX. Explanations on Government Incentives

There are no government incentives utilized by the Bank.

XXI. Explanations on Segment Reporting

The Bank operates in corporate, commercial and personal banking areas in line with its mission by means of profit/loss sharing methodology.

	Retail	Corporate and Commercial	Treasury	Undistributed	Total
Total Assets	507.519	3.227.420	1.049.515	522.922	5.307.376
Total Liabilities	2.397.041	1.602.407	364.146	943.782	5.307.376
Net Profit Share Income / (Expense)(*)	(86.246)	214.792	19.022	9.356	156.924
Net Fees and Commissions Income / (Expense)	(5.124)	104.076	(2.739)	1.235	97.448
Other Operating Income / (Expense)	(60.860)	(4.324)	-	(87.301)	(152.485)
Profit before Tax	(152.230)	314.544	16.283	(76.710)	101.887
Tax	-	-	-	(19.227)	(19.227)
Net Profit for the Period	(152.230)	314.544	16.283	(95.937)	82.660

(*) The allocation of retail and corporate and commercial banking segments above is result of differentiation in fund collection and allocation procedures of finance houses.

XXII. Explanations on Other Matters

There are no other matters other than accounting policies stated above.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FOUR

INFORMATION ON FINANCIAL STRUCTURE

I. Explanations Related to the Capital Adequacy Standard Ratio:

The capital adequacy ratio of the Bank based on the unconsolidated financial statements is %14,39. Capital Adequacy Standard Ratio is calculated in accordance with the Communiqué on "Measurement and Assessment of Capital Adequacy of Banks ", which was published on November 1, 2006 in the Official Gazette numbered 26333. In the computation of capital adequacy standard ratio, information prepared in accordance with the statutory accounting requirements is used.

	Risk Weights			
	Bank			
	0%	20%	50%	100%
Amount Subject to Credit Risk				
Balance Sheet Items (Net)	429.072	776.631	840.542	2.341.621
Cash and Cash Equivalents	32.000	-	-	-
Matured Marketable Securities	-	-	-	-
Due From Central Bank of Turkey	113.485	-	-	-
Due From Domestic Banks, Foreign Banks, Branches and Head Office Abroad	-	258.432	-	732
Interbank Money Market Placements	-	-	-	-
Receivables From Reverse Repo Transactions	-	-	-	-
Reserve Deposits	215.407	-	-	-
Loans	46.442	517.176	781.863	1.915.171
Non-performing loans (Net)	-	-	-	69.983
Financial Lease Receivables	2.677	-	46.103	136.773
Available-For-Sale Financial Assets	-	-	-	-
Held to Maturity Investments	-	-	-	-
Receivables From Installment Sales of Assets	-	-	-	-
Sundry Debtors	680	353	-	16.308
Accrued Profit Share and Income Accruals(*)	5.452	670	12.576	38.201
Subsidiaries, Associates and Entities Under Common Control (Net)	-	-	-	92.419
Tangible Assets	-	-	-	68.474
Other Assets	12.929	-	-	3.560
Off-Balance Sheet Items	172.601	2.381.055	512.468	823.983
Guarantees and Commitments	172.601	2.381.055	512.468	823.983
Derivative Financial Instruments	-	-	-	-
Non Risk Weighted Accounts	-	-	-	-
Total Risk Weighted Assets	601.673	3.157.686	1.353.010	3.165.604

Summary Information on the Capital Adequacy Standard Ratio of the Bank

	Bank	
	Current Period	Prior Period
Total Risk Weighted Assets (TRWA)	4.473.646	3.476.681
Amount Subject to Market Risk (ASMR)	32.400	37.263
Amount Subject to Operational Risk (ASOR)	469.918	-
Shareholders' Equity	715.871	635.662
Shareholders' Equity / (TRWA + ASMR + ASOR) *100	14.39	18.09

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON FINANCIAL STRUCTURE (Cont'd)

I. Explanations Related to the Capital Adequacy Standard Ratio (Cont'd):

Information related to the components of shareholders' equity:

CORE CAPITAL	Current Period	Prior Period
Paid-in Capital	300.000	300.000
Nominal capital	300.000	300.000
Capital commitments (-)	-	-
Adjustment to paid-in capital	-	-
Share premium	150.000	150.000
Share Cancellations profits	-	-
Legal reserves	14.708	7.509
First legal reserve (Turkish Commercial Code 466/1)	12.781	5.582
Second legal reserve (Turkish Commercial Code 466/2)	1.927	1.927
Other legal reserve per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	167.811	31.025
Reserves allocated by the General Assembly	167.811	31.025
Retained earnings	-	-
Accumulated losses	-	-
Foreign currency share capital exchange difference	-	-
Inflationary Adjustment to Legal Reserve, status reserves and extraordinary reserves	-	-
Profit	82.660	147.589
Current year profit	82.660	146.351
Prior years' profits	-	-
Provision for possible losses up to 25% of the Core Capital	-	-
Gains on sale of associates and subsidiaries and properties to be added to capital	-	-
Primary subordinated loans up to 15% of the Core Capital	-	-
Losses that cannot be covered by reserves (-)	-	(2.366)
Net current period loss	-	-
Prior years' losses	-	(2.366)
Leasehold improvements (-)	(14.530)	(11.546)
Prepaid expenses (-)	(7.562)	(1.459)
Intangible assets (-)	(3.050)	(2.816)
Deferred tax asset exceeding 10% of the Core Capital	-	-
Excess amount in the Article 56, Clause 3 of the Banking Law	-	-
Total Core Capital	715.179	632.519

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON FINANCIAL STRUCTURE (Cont'd)

I. Explanations Related to the Capital Adequacy Standard Ratio (Cont'd):

Information related to the components of shareholders' equity (Cont'd):

SUPPLEMENTARY CAPITAL	Current Period	Prior Period
General Loan Loss Reserves	25.868	18.998
45% of the revaluation reserve for movable fixed assets	-	-
45% of the of revaluation reserve for properties	-	-
Bonus shares obtained from associates, subsidiaries and entities under common control	-	-
Primary subordinated loans excluded in the calculation of the Core Capital	-	-
Secondary subordinated loans	-	-
Marketable securities value increase fund	-	-
Associates and subsidiaries	-	-
Available for sale securities	-	-
Indexation differences for capital reserves, profit reserves and retained earnings (Except indexation differences for legal reserves, statutory reserves and extraordinary reserves)	-	-
Total Supplementary Capital	25.868	18.998
TIER III CAPITAL	-	-
CAPITAL	741.047	651.517
DEDUCTIONS FROM THE CAPITAL	25.176	15.855
Amounts related to investments in financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws and financial entities accounted for under equity method but not consolidated	34	34
Shareholdings of banks and financial institutions (Domestic, Foreign) from which the Bank keeps less than Ten percent of capitals which exceed the Ten Percent of Bank's Core and Supplementary Capital	-	-
Secondary subordinated loans granted to Banks and Financial Institutions (Domestic, Foreign) or Qualified Shareholders and placements that possess the nature of their Primary or Secondary Subordinated Debt	-	-
Loans granted being non-compliant with the Articles 50 and 51 of the Banking Law	-	-
The net book value of properties exceeding fifty percent of equity and properties held for sale and properties and commodity to be disposed, acquired in exchange of loans and receivables according to the Article 57 of the Banking Law and have not been disposed yet after 5 years after foreclosure	-	-
Other	-	-
Total Shareholder's Equity	715.871	635.662

(*) Leasehold improvements, prepaid expenses and intangible fixed assets shown under the core capital, are not included in the total of core capital in accordance with the related regulation, but shown under the deductions from the capital.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON FINANCIAL STRUCTURE (Cont'd)

II. Explanations Related to Market Risk:

The amount subject to market risk is calculated and reported with the Standard Method described in the 4th section of the "Communiqué related to the Measurement and Assessment of Banks' Capital Adequacy", published in the Official Gazette No. 26333 dated 1 November 2006. Market risk is measured on a monthly basis.

	Amount
(I) Capital Requirement to be Employed For General Market Risk - Standard Method	-
(II) Capital Requirement to be Employed For Specific Risk - Standard Method	-
(III) Capital Requirement to be Employed For Currency Risk - Standard Method	2.592
(IV) Capital Requirement to be Employed For Commodity Risk - Standard Method	-
(V) Capital Requirement to be Employed For Settlement Risk - Standard Method	-
(VI) Total Capital Requirement to be Employed For Market Risk Resulting From Options	-
(VII) Total Capital Requirement to be Employed For Market Risk in Banks Using Risk	-
(VIII) Total Capital Requirement to be Employed For Market Risk (I+II+III+IV+V+VI)	2.592
(IX) Amount Subject to Market Risk (12,5 x VIII) or (12,5 x VII)	32.400

III. Operational Risk

The Bank calculates the amount subject to operational risk based on "Basic Indicator Method" by using 2006, 2005 and 2004 year-end gross income balances of the Bank, in accordance with the Section 4 of the "Regulation Regarding Measurement and Evaluation of Banks' Capital Adequacy Ratio" published in the Official Gazette No. 26333 dated 1 November 2006, namely "The Calculation of the Amount Subject to Operational Risk".

IV. Explanations Related to Currency Risk:

The currency risk of the Bank is monitored on a daily basis. Net foreign currency position / capital ratio is also checked using the same basis.

The Bank has no derivative instrument used for hedging.

The Standard Method stated in the statutory reporting is used to measure the currency risk of the Bank. The risk measurements are performed on a monthly basis.

The announced current foreign exchange buying rates of the Bank as of 30 June 2007 and the previous five working days are as follows:

	30 June 2007			
	US Dollar	Euro	British Pound	Japanese Yen
"FC Evaluation Rate" of the Bank"	1.31470	1.77020	2.63072	1.06724
Previously:				
29.06.2007 (Day 1)	1.32500	1.78049	2.64455	1.07956
28.06.2007 (Day 2)	1.31970	1.77667	2.63687	1.06939
27.06.2007 (Day 3)	1.30920	1.76266	2.6151	1.05668
26.06.2007 (Day 4)	1.30270	1.75248	2.60176	1.04922
25.06.2007 (Day 5)	1.30470	1.74773	2.59807	1.05364

The simple arithmetical average of the major current foreign exchange buying rates of the Bank for thirty days before 30 June 2007 is TRY 1,31538 per US Dollars, TRY 1,76469 per EURO, TRY 0.0107121 per JPY and TRY 2,60973 per GBP.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FOUR (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

IV. Explanations Related to Currency Risk (Cont'd):

Information on Currency Risk of the Bank: Foreign Currencies (Thousand TRY)

	EURO	USD	Yen	Other	Total
Current Period					
Assets					
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	108.983	181.609	-	140	290.732
Due from other banks and financial institutions	116.622	120.763	10.865	4.924	253.174
Financial Assets at Fair Value Through Profit and Loss	-	-	-	-	-
Money Market Placements	-	-	-	-	-
Available-For-Sale Financial Assets	-	-	-	-	-
Loans (*)	688.215	1.264.618			1.952.833
Subsidiaries, Associates and Entities Under Common Control	-	-	-	-	-
Held-To-Maturity Investments	-	-	-	-	-
Derivative Financial Assets for Hedging Purposes	-	-	-	-	-
Tangible Assets	-	-	-	-	-
Intangible Assets	-	-	-	-	-
Other Assets	3	45	-	-	48
Total Assets	913.823	1.567.035	10.865	5.064	2.496.787
Liabilities					
Bank Deposits	3.135	1.894	-	10	5.039
Current and profit sharing accounts	866.979	1.234.548	10.556	3.680	2.115.763
Money Market Borrowings	-	-	-	-	-
Funds Provided From Other Financial Institutions	44.952	319.194	-	-	364.146
Marketable Securities Issued	-	-	-	-	-
Sundry Creditors	668	1.294	-	121	2.083
Derivative Financial Liabilities for Hedging Purposes	-	-	-	-	-
Other Liabilities	5.682	7.809	11	-	13.502
Total Liabilities	921.416	1.564.739	10.567	3.811	2.500.533
Net Balance Sheet Position	(7.593)	2.296	298	1.253	(3.746)
Net Off-Balance Sheet Position	-	-	-	-	-
Financial Derivative Assets	-	-	-	-	-
Financial Derivative Liabilities	-	-	-	-	-
Non-Cash Loans	975.162	2.406.825	42.545	67.738	3.492.270
Prior Period					
Total Assets	540.292	1.122.714	2.503	3.191	1.668.700
Total Liabilities	551.907	1.153.129	1.295	2.964	1.709.295
Net Balance Sheet Position	(11.615)	(30.415)	1.208	227	(40.595)
Net Off-Balance Sheet Position	-	-	-	-	-
Financial Derivative Assets	-	-	-	-	-
Financial Derivative Liabilities	-	-	-	-	-
Non-Cash Loans	676.436	2.267.329	14.757	18.449	2.976.971

(*) The foreign currency indexed loan in the amount of TRY 1.491.087 Thousand is also shown in this row. (31 December 2006: TRY 778.983 Thousand)

(**) In accordance with the principles of the "Regulation on Measurement and Practices of Bank's Net Overall FX Position Shareholders' Equity Ratio on a Consolidated and Unconsolidated Basis", General Reserves (TRY 8.829 Thousand) in liabilities is not taken into consideration in the currency risk measurement.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FOUR (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

V. Explanations Related to Interest Rate Risk:

The Bank operates in accordance with the principles of interest-free banking as a participation bank, therefore according to the Bank management, the Bank has no interest risk.

VI. Explanations Related to Liquidity Risk:

The TRY and FC liquidity need of the Bank is met by the funds collected. The Bank's cash inflows mainly come from profit share income and commissions earned from non-cash loans whereas the cash outflows mainly consist of profit share expense and operational expenses.

Although the average maturity of deposits is short-term based on the market conditions, most of the deposits' maturities are renewed on a continuous basis. Therefore, deposits constitute a stable and long-term source for the Bank. There are no significant unused liquidity sources.

Presentation of Assets and Liabilities According to Their Maturities:

Current Period	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and over	Undistributed (*)	Total
Assets								
Cash (cash in vault, effectives, money in transit, cheques purchased) and Balances with the Central Bank of Turkey	145.486	279.227	-	-	-	-	-	424.713
Due from banks and other financial institutions	87.526	171.700	-	-	-	-	-	259.226
Financial Assets at Fair Value Through Profit and Loss	-	-	-	-	-	-	-	-
Money Market Placements	-	-	-	-	-	-	-	-
Available-For-Sale Financial Assets	-	-	-	-	-	-	-	-
Loans(**)	-	1.086.204	396.253	698.130	797.578	1.345.163	-	4.323.328
Held-To-Maturity Investments	-	-	-	-	-	-	-	-
Other Assets	-	23.857	839	1.265	2.503	-	271.645	300.109
Total Assets	233.012	1.560.988	397.092	699.395	800.081	1.345.163	271.645	5.307.376
Liabilities								
Current and profit sharing accounts of Banks	7.343	-	-	-	-	-	-	7.343
Other current and profit sharing accounts	685.776	2.784.274	359.153	108.444	31.937	5.420	-	3.975.004
Funds provided from other financial instruments	-	-	51.700	50.480	119.938	142.028	-	364.146
Money Market Borrowings	-	-	-	-	-	-	-	-
Marketable securities issued	-	-	-	-	-	-	-	-
Sundry creditors	117.831	-	-	-	-	-	-	117.831
Other liabilities(***)	12.656	782	1.531	1.883	1.236	-	824.964	843.052
Total Liabilities	823.606	2.785.056	412.384	160.807	153.111	147.448	824.964	5.307.376
Net Liquidity Gap	(590.594)	(1.224.068)	(15.292)	538.588	646.970	1.197.715	(553.319)	-
Prior Period								
Total Assets	237.629	1.044.586	339.818	554.924	787.487	1.013.744	201.001	4.179.189
Total Liabilities	752.320	2.109.792	257.245	45.359	152.224	134.615	727.634	4.179.189
Net Liquidity Gap	(514.691)	(1.065.206)	82.573	509.565	635.263	879.129	(526.633)	-

(*): Certain assets on the balance sheet that are necessary for the banking operations but not convertible into cash in short periods such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up are included in this column.
(**): Loans also includes Financial Lease Receivables
(***): Equity is shown in "Other liabilities" in "Undistributed" column.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

I. Information And Disclosures Related to Assets:

1. Information Related to Cash and Balances with the Central Bank of Turkey:

1.1. Information Related to Cash:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Cash in TRY/Foreign Currency	17.717	13.728	28.267	25.485
Central Bank of Turkey	115.708	277.004	111.854	171.318
Other	556	-	1.010	-
Total	133.981	290.732	141.131	196.803

1.2. Information Related to Account of the Central Bank of Turkey:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Unrestricted demand deposit	115.708	1.401	111.854	1.390
Unrestricted time deposit	-	-	-	-
Restricted time deposit	-	-	-	-
Other (*)	-	275.603	-	169.928
Total	115.708	277.004	111.854	171.318

(*)Amount consists of Reserve deposits in Central Bank of Turkey related with foreign currency liabilities.

2. Information on Financial Assets at Fair Value Through Profit and Loss (net):

2.1. Information on Financial Assets at Fair Value Through Profit and Loss Given as Collateral or Blocked:

None.

2.2. Positive Differences Related to Derivative Financial Assets Held-for-Trading:

None.

3. Information on Banks and Other Financial Institutions:

3.1. Information on Banks and Other Financial Institutions:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Banks	6.052	253.174	9.148	592.563
Domestic	6.052	15.989	9.148	27.739
Foreign (*)	-	237.185	-	564.824
Branches and head office abroad	-	-	-	-
Other financial institutions	-	-	-	-
Total	6.052	253.174	9.148	592.563

(*)Murabaha Transactions which were followed under short-term Time Deposits in banks as of 31 December 2006, have been transferred to loans as of 30 June 2007.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

3. Information on Banks and Other Financial Institutions (Cont'd)):

3.2. Information on Foreign Bank Accounts:

	Unrestricted Amount		Restricted Amount	
	Current Period (**)	Prior Period	Current Period	Prior Period
European Union Countries	144.954	271.482	-	-
USA and Canada	27.653	22.930	-	-
OECD Countries (*)	63.846	269.344	-	-
Off-shore banking regions	-	-	-	-
Other	732	1.068	-	-
Total	237.185	564.824	-	-

(*)*OECD countries other than European Union countries, USA and Canada.*
(**)*Murabaha Transactions which were followed under short-term Time Deposits in banks as of 31 December 2006, have been transferred to loans as of 30 June 2007.*

3.3. Information Related to Maturities of Banks:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Unrestricted demand deposit	6.052	81.474	9.148	63.975
Unrestricted time deposit	-	171.700	-	528.588
Total	6.052	253.174	9.148	592.563

4. Information on Financial Assets Available-for-Sale:

4.1. Information on Financial Assets Available-for-Sale Given as Collateral or Blocked:

None.

4.2. Financial Assets Available-for-Sale Subject to Repurchase Agreements:

None.

5. Information on Loans:

5.1. Information on All Types of Loans and Advances Given to Shareholders and Employees of the Bank:

	Current Period		Prior Period	
	Cash	Non-Cash	Cash	Non-Cash
Direct loans granted to shareholders	3.003	5.783	7.449	9.352
Corporate shareholders	666	4.698	2.916	7.672
Real person shareholders	2.337	1.085	4.533	1.680
Indirect loans granted to shareholders	26.938	17.064	37.611	50.867
Loans granted to employees	3.245	-	2.625	-
Total	33.186	22.847	47.685	60.219

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd):

5.2. Information on the First and Second Group Loans and Other Receivables Including Restructured or Rescheduled Loans:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	3.990.140	3.020	74.333	-
Discount Notes	-	-	-	-
Export Loans	1.327.288	-	26.397	-
Import Loans	31.888	-	-	-
Business Loans	-	-	-	-
Consumer Loans	296.407	-	3.494	-
Credit Cards	195.338	-	12.280	-
Investments on Profit/Loss Partnership	-	-	-	-
Precious Metals Loans	-	-	-	-
Loans Given to Financial Sector	8	-	-	-
International Loans	675.911	-	605	-
Other	1.463.300	3.020	31.557	-
Other Receivables	-	-	-	-
Total	3.990.140	3.020	74.333	-

5.3. Loans According to Their Maturity Structure:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Short-term loans and other receivables	2.473.053	3.020	47.742	-
Loans	2.473.053	3.020	47.742	-
Other receivables	-	-	-	-
Medium and Long-term loans	1.517.087	-	26.591	-
Loans	1.517.087	-	26.591	-
Other receivables	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information and Disclosures Related to Assets (Cont'd)

5. Information on Loans (Cont'd)

5.4. Information on Consumer Loans, Retail Credit Cards, Loans Given to Personnel and Personnel Credit Cards:

	Short Term	Medium and Long Term	Total
Consumer Loans-TRY	6.854	273.443	280.297
Housing Loans	3.042	230.130	233.172
Vehicle Loans	2.921	41.803	44.724
Consumer Loans	240	1.510	1.750
Other	651	-	651
Consumer Loans-FC Indexed	5.595	10.764	16.359
Housing Loans	4.855	9.067	13.922
Vehicle Loans	740	1.677	2.417
Consumer Loans	-	20	20
Other	-	-	-
Consumer Loans-FC	-	-	-
Housing Loans	-	-	-
Vehicle Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Retail Credit Cards-TRY	196.713	-	196.713
Installment based	28.203	-	28.203
Without-installment	168.510	-	168.510
Retail Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Personnel Loans-YTL	340	2.679	3.019
Housing Loans	101	1.135	1.236
Vehicle Loans	123	1.067	1.190
Consumer Loans	116	477	593
Other	-	-	-
Personnel Loans-FC Indexed	8	218	226
Housing Loans	8	208	216
Vehicle Loans	-	7	7
Consumer Loans	-	3	3
Other	-	-	-
Personnel Loans-FC	-	-	-
Housing Loans	-	-	-
Vehicle Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-TRY	1.159	-	1.159
Installment based	408	-	408
Without-installment	751	-	751
Personnel Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Overdraft Account-TRY(Real Person)	-	-	-
Overdraft Account-FC(Real Person)	-	-	-
Total	210.669	287.104	497.773

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.5. Information on Installment Basis Commercial Loans and Corporate Credit Cards:

	Short Term	Medium and Long Term	Total
Installment Commercial Loans-TRY	12.675	11.262	23.937
Business Loans	233	2.887	3.120
Automotive Loans	116	8.375	8.491
General Purpose Loans	-	-	-
Other	12.326	-	12.326
Installment Commercial Loans-FC Indexed	-	-	-
Business Loans	-	-	-
Automotive Loans	-	-	-
General Purpose Loans	-	-	-
Other	-	-	-
Installment Commercial Loans-FC	-	-	-
Business Loans	-	-	-
Automotive Loans	-	-	-
General Purpose Loans	-	-	-
Other	-	-	-
Corporate Credit Cards-TRY	9.746	-	9.746
Installment based	1.176	-	1.176
Without-installment	8.570	-	8.570
Corporate Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Overdraft Account-TRY(Legal Entity)	-	-	-
Overdraft Account-FC(Legal Entity)	-	-	-
Total	22.421	11.262	33.683

5.6. Loans According to Borrowers:

	Current Period	Prior Period
Public Sector	-	-
Private Sector	4.067.493	2.727.600
Total	4.067.493	2.727.600

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.7. Domestic and Foreign Loans:

	Current Period	Prior Period
Domestic Loans	3.390.977	2.727.600
Foreign Loans (*)	676.516	-
Total	4.067.493	2.727.600

(*)Murabaha Transactions which were followed under short-term Time Deposits in banks as of 31 December 2006, have been transferred to the International Loans as of 30 June 2007.

5.8. Loans Granted to Subsidiaries and Associates:

None.

5.9. Specific Provisions Provided Against Loans:

	Current Period	Prior Period
Loans and Receivables with Limited Collectibility	15.570	9.063
Doubtful Loans and Receivables	23.746	10.419
Loans and Receivables Having Nature of Loss	95.345	70.620
Total	134.661	90.102

5.10. Information on Non-Performing Loans (net):

5.10.1. Information on Loans and Other Receivables Included in Non-Performing Loans Which are Restructured or Rescheduled:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Receivables	Loans and Receivables Having Nature of Loss
Current Period			
(Gross amount before specific provision)	2.402	3.250	11.253
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	2.402	3.250	11.253
Prior Period			
(Gross amount before specific provision)	699	1.467	181
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	699	1.467	181

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.10. Information on Non-Performing Loans (net) (Cont'd)

5.10.2. Information on Movements of Non-Performing Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Ending Balance of Prior Period	21.911	22.756	83.911
Additions in the Current Period (+)	123.917	15.167	20.359
Inflows from Other Overdue Loans Account (+)	-	24.308	20.987
Outflows to Other Overdue Loans Account (-)	(45.295)	-	-
Collections in the Current Period (-)	(28.824)	(16.219)	(19.902)
Write offs (-)	-	-	-
Ending Balance of the Current Period	71.709	46.012	105.355
Specific Provisions (-)	(15.570)	(23.746)	(95.345)
Net Balance at the Balance Sheet	56.139	22.266	10.010

5.10.3. Information on Foreign Currency Non-Performing Loans and Other Receivables:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Current Period:			
Ending Balance	1.829	-	240
Specific Provisions (-)	(229)	-	(240)
Net Balance at the Balance Sheet	1.600	-	-
Prior Period:			
Ending Balance	959	-	255
Specific Provisions (-)	(49)	-	(255)
Net Balance at the Balance Sheet	910	-	-

5.10.4. Main Principles of Liquidating Loans and Receivables:

If the Bank has collateral components stated in the 9th Article of Communiqué of "Regulations on the Principles and Procedures Related to the Determination of the Loans and Other Receivables for which Provisions Shall be Set Aside by Banks and to the Provisions to be Set Aside", such components are immediately liquidated with managerial or legal attempts. If there is no collateral component, even though evidence of insolvency is obtained, the Bank continuously inquires in different periods and attempts to ascertain subsequent property holdings by means of legal procedures. The Bank attempts to liquidate loans and other receivables of the firms which may have potential progress in production and consequent contribution to the economy by means of rescheduled agreements

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

6. Information on Held-to-Maturity Investments (Net):

None.

7. Information on Associates:

The Bank has no associates as of 30 June 2007.

8. Information on Subsidiaries (Net):

8.1. Information on Subsidiaries:

	Company Name	Address (City/ Country)	Bank's share percentage-If different voting percentage (%)	Bank's risk group share percentage (%)
(1)	Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti.	Istanbul/Turkey	95,00%	95,00%
(2)	Asyafin İnşaat San. A.Ş. (*)	Istanbul/Turkey	99,93%	99,93%
(3)	Işık Sigorta A.Ş.	Istanbul/Turkey	65,42%	65,42%

(*)As of 9 February 2007, Asyafin İnşaat Sanayi Dış Ticaret ve Pazarlama A.Ş., a subsidiary of the Bank took over assets and liabilities as a whole and merged with Asya Bilişim Teknolojileri Turizm İnşaat Sanayi ve Dış Ticaret A.Ş. and Vira Denizcilik Nakliyat Turizm Sanayi ve Ticaret A.Ş., which are also subsidiaries of the Bank.

8.2. Information on Subsidiaries:

	Total Assets	Equity	Total Fixed Assets	Profit Share Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
(1)	186	183	1	10	-	7	(52)	-
(2)	66.258	61.899	187	4	208	277	973	-
(3)	100.571	44.828	1.560	2.242	392	3.144	213	35.012

8.3. Information on Subsidiaries:

	Current Period	Prior Period
Balance at the beginning of the period	79.341	45.906
Movements in period	13.112	33.435
Purchases	13.112	25.562
Free shares obtained	-	-
Dividends from current year income	-	-
Sales	-	-
Revaluation increase	-	-
Impairment provision	-	7.873
Balance at the end of the period	92.453	79.341
Capital commitments		-
Share percentage at the end of the period (%)	%65,42-%99,93	%65,28-%99,99

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

8.4. Sectoral Information on the Financial Subsidiaries and the Related Carrying Amounts:

	Current Period	Prior Period
Banks	-	-
Insurance companies	36.001	22.889
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other subsidiaries	56.452	56.452

8.5. Subsidiaries Quoted on Stock Exchange:

None.

8.6. Information on Subsidiaries Disposed in the Current Period:

None.

8.7. Information on Subsidiaries Purchased in the Current Period:

None.

9. Information on Entities Under Common Control:

None.

10. Information on Finance Lease Receivables (Net):

10.1. Presentation of Remaining Maturities of Net Finance Leases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	17.072	14.725	30.854	26.701
1 to 4 Years	239.197	206.304	260.205	225.181
More Than 4 Years	40.356	34.806	48.790	42.223
Total	296.625	255.835	339.849	294.105

10.2. The Information on Net Investments in Finance Leases:

	Current Period	Prior Period
Gross Receivable From Finance Leases	296.625	339.849
Unearned Finance Lease Income	(40.790)	(45.744)
Cancelled Amounts (-)	-	-
Net Receivable from Finance Leases	255.835	294.105

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

11. Information on Derivative Financial Assets for Hedging Purposes:

None.

12. Information on Tangible Assets:

	Land and Buildings	Leased Tangible Assets	Vehicles	Assets Held for Resale	Other (*)	Total
Cost						
Opening balance- 1 January 2007	14.694	13.736	814	25.244	53.473	107.961
Additions	-	6.497	522	2.933	8.768	18.720
Disposals	-	-	(240)	(1.148)	(284)	(1.672)
Impairment losses	-	-	-	(33)	-	(33)
Ending balance- 30 June 2007	14.694	20.233	1.096	26.996	61.957	124.976
Accumulated Depreciation(-)						
Opening balance- 1 January 2007	(1.432)	(2.044)	(344)	(616)	(31.314)	(35.750)
Depreciation expense	(145)	(1.672)	(118)	(242)	(4.490)	(6.667)
Accumulated depreciation of tangible assets held for resale	-	-	133	38	274	445
Ending balance- 30 June 2007	(1.577)	(3.716)	(329)	(820)	(35.530)	(41.972)
Net book value - 31 December 2006	13.262	11.692	470	24.628	22.159	72.211
Net book value -30 June 2007	13.117	16.517	767	26.176	26.427	83.004

(*) Other tangible fixed assets comprise of leasehold improvements, safety box, office equipments, furniture and other fixed assets.

13. Information on Intangible Assets:

13.1. Opening and Ending Book Values and Accumulated Depreciation Balances:

	Current Period	Prior Period
Book value	5.742	5.076
Accumulated depreciation	(2.692)	(2.260)
Net book value	3.050	2.816

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

13. Information on Intangible Assets (Cont'd):

13.2. Intangible Assets Movement Table:

	Computer Software
Cost	
Opening balance –1 January 2007	5.075
Additions	667
Disposals	-
Ending balance – 30 June 2007	5.742
Accumulated Amortization(-)	
Opening balance – 1 January 2007	(2.259)
Amortization expense	(433)
Disposals	-
Ending balance- 30 June 2007	(2.692)
Net book value - 31 December 2006	2.816
Net book value- 30 June 2007	3.050

14. Explanations on Deferred Tax Asset:

As of 30 June 2007, deferred tax asset computed on the temporary differences except from general loan provision and provision for possible risks is TRY 3.516 Thousand and recorded in deferred tax asset item.

	Current Period	
	Deferred Tax Base	Deferred Tax Asset/(Liability)
Retirement pay liability	4.336	867
Short-term employee benefits liability	4.242	848
Credit Card promotion provision	3.092	618
Difference from fixed asset depreciation	(12.395)	(2.479)
Impairment loss for fixed assets held for resale	1.641	328
Financial leasing adjustment	16.668	3.334
Deferred tax asset (net)	17.584	3.516

	Prior Period	
	Deferred Tax Base	Deferred Tax Asset/(Liability)
Retirement pay liability	3.324	665
Short-term employee benefits liability	3.401	680
Credit Card promotion provision	3.228	646
Difference from fixed asset depreciation	(11.056)	(2.211)
Impairment loss for fixed assets held for resale	1.608	322
Financial leasing adjustment	21.559	4.310
Deferred tax asset (net)	22.064	4.412

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

14. Explanations on Deferred Tax Asset (Cont'd):

Movement of deferred tax asset as of 30 June 2007 and 31 December 2006 is summarized below:

	Current Period	Prior Period
Deferred tax asset at the beginning of the period	4.412	21.969
Charge for current period	(896)	(10.234)
Effect of tax rate difference	-	(7.323)
Deferred tax asset at the end of the period	3.516	4.412

15. Information on Assets Held for Sale:

As of balance sheet date, the Bank does not have assets held for sale. In accordance with the prevailing regulations dated 1 November 2006, the Bank has developed a sale plan and policy for assets held for resale as of 1 January 2007. In April 2007, the Board of Directors took a decision regarding the sale policy of assets held for resale.

16. Information on Other Assets:

As of 30 June 2007 other assets items are TRY 29.671 Thousand and not exceed 10% of total assets in balance sheet items. (31 December 2006: TRY 20.583 Thousand)

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities:

1.1 Information Related to Deposits:

Current Period	Demand	Up to 1 Month	1-3 Month	3-6 Month	6 -9 Month	9 Month-1 year	1 Year and Over	Accumulated Profit sharing Accounts	Total
I. Real Persons Current Deposits-TRY	127.090	-	-	-	-	-	-	-	127.090
II. Real Persons Profit Sharing Accounts-TRY	-	898.509	212.839	56.337	-	25.360	24.897	-	1.217.942
III. Other Current Accounts-TRY	230.109	-	-	-	-	-	-	-	230.109
Public Sector	14.207	-	-	-	-	-	-	-	14.207
Commercial Sector	210.208	-	-	-	-	-	-	-	210.208
Other Institutions	3.160	-	-	-	-	-	-	-	3.160
Commercial and Other Institutions	230	-	-	-	-	-	-	-	230
Banks and Finance Houses	2.304	-	-	-	-	-	-	-	2.304
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	2	-	-	-	-	-	-	-	2
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	2.302	-	-	-	-	-	-	-	2.302
Other	-	-	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	239.066	27.065	19.700	-	154	419	-	286.404
Public Sector	-	305	-	-	-	-	-	-	305
Commercial Sector	-	233.616	27.025	4.086	-	149	419	-	265.295
Other Institutions	-	4.311	40	15.614	-	5	-	-	19.970
Commercial and Other Institutions	-	834	-	-	-	-	-	-	834
Banks and Banks	-	-	-	-	-	-	-	-	-
V.Real Persons Current Deposits-FC	133.582	-	-	-	-	-	-	-	133.582
VI. Real Persons Profit Sharing Accounts-FC	-	680.622	136.328	63.291	-	16.401	10.115	-	906.757
VII. Other Current Accounts-FC	202.338	-	-	-	-	-	-	-	202.338
Commercial Residents in Turkey	178.356	-	-	-	-	-	-	-	178.356
Commercial Residents in Abroad	18.943	-	-	-	-	-	-	-	18.943
Banks and Banks	5.039	-	-	-	-	-	-	-	5.039
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	164	-	-	-	-	-	-	-	164
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	4.875	-	-	-	-	-	-	-	4.875
Other	-	-	-	-	-	-	-	-	-
VIII.Profit Sharing Accounts- FC	-	563.637	197.511	107.206	-	9.762	9	-	878.125
Public Sector	-	-	-	-	-	-	-	-	-
Commercial Sector	-	503.673	114.945	1.907	-	890	5	-	621.420
Other Institutions	-	55.952	82.566	105.299	-	8.872	-	-	252.689
Commercial and Other Institutions	-	4.012	-	-	-	-	4	-	4.016
Banks and Finance Houses	-	-	-	-	-	-	-	-	-
IX. Precious Metal Deposits	-	-	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	693.119	2.381.834	573.743	246.534	-	51.677	35.440	-	3.982.347

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

1.1 Information Related to Deposits (Cont'd):

Prior Period	Demand	Up to 1 Month	1-3 Month	3-6 Month	6 -9 Month	9 Month- 1 year	1 Year and Over	Accumulated Profit sharing Accounts	Total
I. Real Persons Current Deposits-TRY	112.167	-	-	-	-	-	-	-	112.167
II. Real Persons Profit Sharing Accounts-TRY	-	824.042	158.782	34.160	-	56.802	23.753	-	1.097.539
III. Other Current Accounts-TRY	223.223	-	-	-	-	-	-	-	223.223
Public Sector	14.601	-	-	-	-	-	-	-	14.601
Commercial Sector	199.312	-	-	-	-	-	-	-	199.312
Other Institutions	8.712	-	-	-	-	-	-	-	8.712
Commercial and Other Institutions	221	-	-	-	-	-	-	-	221
Banks and Finance Houses	377	-	-	-	-	-	-	-	377
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	1	-	-	-	-	-	-	-	1
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	376	-	-	-	-	-	-	-	376
Other	-	-	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	192.751	15.466	1.550	-	254	399	-	210.420
Public Sector	-	448	-	-	-	-	-	-	448
Commercial Sector	-	173.137	15.441	1.464	-	250	399	-	190.691
Other Institutions	-	18.432	25	86	-	4	-	-	18.547
Commercial and Other Institutions	-	734	-	-	-	-	-	-	734
Banks and Banks	-	-	-	-	-	-	-	-	-
V.Real Persons Current Deposits-FC	142.592	-	-	-	-	-	-	-	142.592
VI. Real Persons Profit Sharing Accounts-FC	-	515.220	107.943	32.368	-	18.020	10.403	-	683.954
VII. Other Current Accounts-FC	263.251	-	-	-	-	-	-	-	263.251
Commercial Residents in Turkey	248.189	-	-	-	-	-	-	-	248.189
Commercial Residents in Abroad	9.747	-	-	-	-	-	-	-	9.747
Banks and Banks	5.315	-	-	-	-	-	-	-	5.315
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	213	-	-	-	-	-	-	-	213
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	5.102	-	-	-	-	-	-	-	5.102
Other	-	-	-	-	-	-	-	-	-
VIII.Profit Sharing Accounts- FC	-	444.078	22.417	237	-	767	10	-	467.509
Public Sector	-	-	-	-	-	-	-	-	-
Commercial Sector	-	419.040	22.375	236	-	767	5	-	442.423
Other Institutions	-	6.536	42	1	-	-	-	-	6.579
Commercial and Other Institutions	-	3.102	-	-	-	-	5	-	3.107
Banks and Finance Houses	-	15.400	-	-	-	-	-	-	15.400
IX. Precious Metal Deposits	-	-	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	741.233	1.976.091	304.608	68.315	-	75.843	34.565	-	3.200.655

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

1.2. Information on Current and Participation Accounts under the Guarantee of Saving Deposit Insurance Fund and Exceeding the Limit of Deposit Insurance Fund:

	Under the Guarantee of Saving Deposit Insurance		Exceeding the Limit of Saving Deposit	
	Current Period	Prior Period	Current Period	Prior Period
Real Persons Current and Profit Sharing Accounts that are not Subject to Commercial Activities	1.392.196	1.230.031	969.520	777.166
TRY Accounts	916.169	816.910	424.655	385.715
FC Accounts	476.027	413.121	544.865	391.451
Foreign Branches' Deposits Under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits Under Foreign Authorities' Insurance	-	-	-	-

1.3 Current and Profit Sharing Accounts Which are not Under The Guarantee of Deposit Insurance Fund :

Bank has no current and profit sharing accounts which are not under the guarantee of deposit insurance fund except from shareholders' and their close family's current and profit sharing accounts.

2. Information Related to Derivative Financial Liabilities Held-for-Trading:

None.

3. Information on Borrowings:

3.1. Information on Banks and Other Financial Institutions:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Loans from Central Bank of Turkey	-	-	-	-
From Domestic Banks and Institutions	-	9.860	-	-
From Foreign Banks, Institutions and Funds	-	354.286	-	126.696
Total	-	364.146	-	126.696

The details of the medium and long term project loans, syndicated loans and other loans that are provided from foreign banks, institutions and funds are summarized below:

FC Amount (Thousand)	Currency	Maturity	Amount TRY'000
6.998	USD	August 2012	9.200
5.073	USD	April 2011	6.670
5.133	USD	August 2007	6.748
20.348	USD	October 2007	26.751
3.026	USD	November 2007	3.978
5.016	USD	December 2007	6.595
10.007	USD	December 2007	13.156
10.260	USD	January 2009	13.489
25.394	EUR	August 2007	44.952
83.647	USD	Nisan 2009	109.971
85.699	USD	Nisan 2008	112.669
2.527	USD	Nisan 2008	3.322
5.054	USD		6.645
			364.146

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

3. Information on Borrowings (Cont'd)

3.2. Maturity Analysis of Borrowings:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Short-term	-	188.619	-	72.721
Medium and long-term	-	175.527	-	53.975
Total	-	364.146	-	126.696

3.3. Additional Explanation Related to the Concentrations of the Bank's Major Liabilities:

None.

4. Other Liabilities Which Exceed 10% of the Balance Sheet Total (Excluding Off-Balance Sheet Commitments) and the Breakdown of These Which Constitute at Least 20% of Grand Total:

As of 30 June 2007 other liabilities items are TRY 35.889 Thousand and not exceed 10% of total liabilities in balance sheet items. (31 December 2006: TRY 52.009 Thousand)

5. Explanations on Financial Lease Obligations:

Maturities of all financial lease obligations of the Bank are less than one year.

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Finance Lease Payables	5.320	526	2.116	1.408
Deferred Finance Lease Expenses(-)	(407)	(8)	(125)	(41)
Total	4.913	518	1.991	1.367

6. Information on derivative financial liabilities for hedging purposes:

None.

7. Information on Provisions:

7.1. Information on General Provision:

	Current Period	Prior Period
General provisions	40.306	26.642
Provisions for First Group Loans and Receivables	30.848	19.092
Bank Share	14.437	7.643
Profit Sharing Account Share	16.411	11.449
Other	-	-
Provisions for Second Group Loans and Receivables	-	-
Bank Share	-	-
Profit Sharing Account Share	-	-
Other	-	-
Provisions for Non Cash Loans	9.458	7.550

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

7.2. Movement of General Provision:

Current Period	
Opening Balance - 1 January 2007	26.642
Charge for Period	10.624
Profit Sharing Accounts Share	3.040
Closing Balance- 30 June 2007	40.306
Prior Period	
Opening Balance - 1 January 2006	15.051
Charge for Period	9.039
Profit Sharing Accounts Share	2.552
Closing Balance- 31 December 2006	26.642

7.3 Information on Provisions for Foreign Currency Indexed Loans:

As of 30 June 2007 Bank's provision for foreign currency indexed loans is TRY 53.149 Thousand (31 December 2006: TRY 14.475 Thousand). Provisions for foreign currency indexed loans are net off in loan balance in the financial statements.

7.4. Information on Provisions for Non-Cash Loans Not Turned Into Cash:

As of 30 June 2007 Bank's provision for non-cash loans not turned into cash is TRY 11.795 Thousand (31 December 2006: TRY 6.724 Thousand)

7.5. Information on Other Provisions:

7.5.1. Information on Provisions for Possible Risks:

None.

7.5.2. Explanation on Other Provisions:

	Current Period	Prior Period
Other Provisions		
Provision for Credit Cards and Promotion of Banking Services	3.092	3.228
Provision for Non-cash Loans not Turned Into Cash	11.795	6.724
Total	14.887	9.952

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

7. Information on Provisions (Cont'd):

7.5.3 Movement of Retirement Pay Provision:

	Current Period
Opening Balance- 1 January 2007	3.324
Charge for Period	1.012
Payments	-
Closing Balance - 30 June 2007	4.336

	Prior Period
Opening Balance - 1 January 2006	2.120
Charge for Period	1.427
Payments	(223)
Closing Balance - 31 December 2006	3.324

As of 30 June 2007, the Bank also provided a reserve of TRY 4.242 Thousand (31 December 2006: TRY 3.401 Thousand) for the unused vacation pay.

8. Explanations on Taxes Payable:

8.1. Explanations on Corporate Taxes:

As of 30 June 2007, corporate tax payable of the Bank after offsetting prepaid corporate tax is TRY 10.127 Thousand. (31 December 2006: TRY 10.875 Thousand)

	Current Period	Prior Period
Provision for corporate taxes	18.332	32.342
Prepaid corporate tax	(8.205)	(21.467)
Corporate tax payable	10.127	10.875

8.2. Information on Taxes Payable:

	Current Period	Prior Period
Corporate taxes payable	10.127	10.875
Taxation of securities	3.784	3.302
Property tax	204	197
Banking Insurance Transaction Tax (BITT)	3.395	3.353
Foreign Exchange Transaction Tax	490	523
Value Added Tax Payable	259	101
Other	1.399	863
Total	19.658	19.214

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

8. Explanations on Taxes Payable (Cont'd)

8.3. Information on Premiums:

	Current Period	Prior Period
Social Security Premiums-Employee	1.191	892
Social Security Premiums-Employer	1.682	1.269
Bank Social Aid Pension Fund Premium-Employee	-	-
Bank Social Aid Pension Fund Premium-Employer	-	-
Pension Fund Membership Fees and Provisions-Employee	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment insurance-Employee	84	64
Unemployment insurance-Employer	167	126
Other	-	-
Total	3.124	2.351

8.4. Explanations on Deferred Tax Liabilities:

None.

9. Information on Liabilities Regarding Assets Held for Sale:

None.

10. Information on Subordinated Loans:

None.

11. Information on Shareholders' Equity:

11.1. Presentation of Paid-in Capital:

	Current Period	Prior Period
Common stock	180.000	180.000
Preferred stock(*)	120.000	120.000

(*)The holders of the preferred stocks have the right to vote only for election of the members of board of directors and audit committee.

11.2. Paid-in Capital Amount, Explanation as to Whether the Registered Share Capital System is Ceiling Applicable at Bank if so Amount of Registered Share Capital:

Registered capital system is not applied in the Bank.

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

11. Information on Shareholders' Equity (Cont'd):

11.3. Information on Share Capital Increases and Their Sources; Other Information on Increased Capital Shares in Current Period:

None

11.4. Information on Share Capital Increases from Capital Reserves:

None.

11.5. Information on Share Capital Increases from Revaluation Funds:

None.

11.6. Capital Commitments in the Last Fiscal Year and at the End of the Following Interim Period, the General Purpose of These Commitments and Projected Resources Required to Meet These Commitments:

None.

11.7. Indicators of the Bank's Income, Profitability and Liquidity for the Previous Periods and Possible Effects of These Future Assumptions on the Bank's Equity Due to the Uncertainty of these Indicators:

The Bank operates in high profitability level and preserves significant portion of its net profit within equity by means of transfers to reserve accounts and capital increases. Besides, the Bank allocates its equity to highly liquid and profit generating assets.

11.8. Summary Information about Preferences Given to Shares Representing the Capital:

The holders of the preferred stocks have the right to vote only for the election of the members of board of directors and the audit committee.

11.9. Information on Marketable Securities Value Increase Fund:

None.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Off-Balance Sheet Items

1. Information Related to Contingent Liabilities:

1.1. Types and Amounts of Irrevocable Loan Commitments:

	Current Period	Prior Period
Asset purchase commitments	10.507	-
Time deposit purchase commitments	-	-
Loan granting commitments	-	-
Commitments for credit card expenditure limits	490.248	422.467
Payment commitments for checks	355.084	308.811
Other irrevocable commitments	-	-
Total	855.839	731.278

1.2. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

1.2.1. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

	Current Period	Prior Period
Guarantees	5.727.708	5.176.854
Acceptances	118.951	132.761
Letter of Credits	1.061.680	894.678
Other Guarantees	75.992	56.317
Total	6.984.331	6.260.610

1.2.2. Long Standing Guarantees, Temporary Guarantees, Sureties and Similar Transactions:

	Current Period	Prior Period
Long standing guarantees	4.106.601	3.868.350
Temporary guarantees	852.625	681.637
Sureties and similar transactions	768.482	626.867
Total	5.727.708	5.176.854

1.3. Total Amount of Non-Cash Loans:

	Current Period	Prior Period
Guarantees given against cash loans	4.089	4.118
With maturity of 1 year or less	-	-
With maturity of more than 1 year	-	-
Other non-cash loans	6.980.242	6.256.492
Total	6.984.331	6.260.610

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Off-Balance Sheet Items (Cont'd)

2. Information on sectoral risk breakdown of non-cash loans:

	Current Period				Prior Period			
	TRY	(%)	FC	(%)	TRY	(%)	FC	(%)
Agricultural	31.111	0.89	50.634	1.45	34.558	1,05	70.963	2,38
Farming and Raising livestock	21.670	0.62	47.507	1.36	25.035	0,76	66.061	2,22
Forestry	9.212	0.26	2.928	0.08	9.277	0,28	4.517	0,15
Fishery	229	0.01	199	0.01	246	0,01	385	0,01
Manufacturing	787.801	22.56	1.634.156	46.79	898.876	27,38	1.450.159	48,71
Mining	84.484	2.42	110.269	3.16	104.615	3.19	88.775	2,98
Production	464.600	13.30	1.098.618	31.46	469.759	14,31	981.143	32,96
Electric, gas and water	238.717	6.84	425.269	12.18	324.502	9,88	380.241	12,77
Construction	1.838.802	52.66	1.196.343	34.26	1.494.331	45,51	988.353	33,20
Services	790.491	22.64	553.204	15.84	828.266	25,22	451.291	15,16
Wholesale and retail trade	407.865	11.68	108.434	3.10	384.505	11,71	148.375	4,98
Hotel, food and beverage services	84.134	2.41	170.204	4.87	136.308	4,15	142.850	4,80
Transportation and telecommunication	139.935	4.01	129.024	3.69	114.574	3,48	82.609	2,77
Financial institutions	23.163	0.66	84.912	2.43	40.365	1,23	27.068	0,92
Real estate and renting services	974	0.03	578	0.02	862	0,03	17.295	0,58
Self-employment services	-	-	-	-	-	-	-	-
Education services	12.912	0.37	17.028	0.49	14.878	0,45	1.903	0,06
Health and social services	121.508	3.48	43.024	1.23	136.774	4,17	31.191	1,05
Other	43.856	1.26	57.933	1.66	27.608	0,84	16.205	0,55
Total	3.492.061	100.00	3.492.270	100.00	3.283.639	100,00	2.976.971	100,00

3. Information on Ist and IInd Group Non-Cash Loans:

	I st Group		II nd Group	
	TRY	FC	TRY	FC
Non-cash loans	3.459.597	3.483.201	32.464	9.069
Letters of guarantee	3.459.081	2.230.659	32.464	5.504
Bank acceptances	-	116.482	-	2.469
Letters of credit	-	1.061.157	-	523
Endorsements	-	-	-	-
Underwriting commitments	-	-	-	-
Factoring commitments	-	-	-	-
Other commitments and contingencies	516	74.903	-	573

4. Information Related to Derivative Financial Instruments:

None.

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Off-Balance Sheet Items (Cont'd)

4. Explanations on Contingent Liabilities and Assets:

As of the balance sheet date, there are 42 ongoing court cases against the Bank amounting to TRY 1.279 Thousand and 132.810 USD in accordance with the legal department of the Bank. Besides, a suit is filed in the Tax Court as of 11 January 2007 in connection with the penalty of TRY 10,232 Thousand with the claim of participation of the Bank based on the 360th article of the Tax Procedure Law, as an extension of an investigation of the Anatolian Corporate Tax Management held about a customer of the Bank, due to the transactions of such customer made at one of the branches of the Bank. The Bank management believes that the court would end up in favor of them. Therefore, they did not provide any provision in the accompanying financial statements.

6. Custodian and Intermediary Services:

None.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement

1. Information on Profit Share Income

1.1. Information on Profit Share on Loans:

	I st Group		II nd Group (*)	
	TRY	FC	TRY	FC
Profit Share on Loans	266.153	5.589	4.847	33
Short Term Loans	159.162	5.589	3.171	33
Medium and Long Term Loans	102.948	-	1.676	-
Profit Share on Non-Performing Loans	4.043	-	-	-
Premiums received from Resource Utilization Support Fund	-	-	-	-

1.2. Information on Profit Share from Banks:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
The Central Bank of Turkey (Reserve Deposit)	6.926	2.430	4.517	956
Domestic banks	-	-	-	-
Foreign banks	13.288	12.340	9.562	414
Branches and head office abroad	-	-	-	-
Total	20.214	14.770	14.079	1.370

1.3. Interest Received from Marketable Securities:

None.

1.4. Information on Profit Share Income Received from Associates and Subsidiaries:

None

2. Information on Profit Share Expenses

2.1 Information on Interest on Funds Borrowed:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Banks	-	6.606	-	667
The Central Bank of Turkey	-	-	-	-
Domestic banks	-	107	-	-
Foreign banks	-	6.499	-	667
Branches and head office abroad	-	-	-	-
Other Financial Institutions	612	51	75	314
Total	612	6.657	75	981

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

2.2 Information on Profit Share Expense Given to Associates and Subsidiaries:

	Current Period	Prior Period
Profit share expenses given to associates and subsidiaries	1.300	628

2.3 Information on Profit Share Expense to Marketable Securities Issued:

None.

2.4 Distribution of Interest Expense on Deposits Based on Maturity of Deposits:

	Profit Sharing Accounts						
Account Name	Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 9 Months	Up to 1 Year	More than 1 Year	Total
TRY							
Banks and Finance Houses	-	-	-	-	-	-	-
Real Person's Profit Sharing Acc.	74.233	16.536	5.160	-	5.931	1.634	103.494
Public Sector Profit Sharing Acc.	-	-	-	-	-	-	-
Commercial Sector Profit Sharing Acc.	17.377	2.556	668	-	131	49	20.781
Other Institutions Profit Sharing Acc.	-	-	-	-	-	-	-
Total	91.610	19.092	5.828	-	6.062	1.683	124.275
FC	-	-	-	-	-	-	-
Banks and Finance Houses	-	-	-	-	-	-	-
Real Person's Profit Sharing Acc.	7.590	10.792	2.270	-	2.166	399	23.217
Public Sector Profit Sharing Acc.	-	-	-	-	-	-	-
Commercial Sector Profit Sharing Acc.	6.037	8.309	2.170	-	309	78	16.903
Other Institutions Profit Sharing Acc.	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	-	-	-	-	-
Total	13.627	19.101	4.440	-	2.475	477	40.120
Grand Total	105.237	38.193	10.268	-	8.537	2.160	164.395

3. Information on Dividend Income:

None.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

4. Information on Net Trading Income:

	Current Period	Prior Period
Income	360.460	579.060
Profit on capital market operations	-	-
Profit on derivative financial instruments	-	-
Other	-	-
Foreign exchange gains	360.460	579.060
Losses (-)	349.709	585.737
Losses on capital market operations	-	-
Losses on derivative financial instruments	-	-
Other	-	-
Foreign exchange losses	349.709	585.737

5. Information on Other Operating Income:

	Current Period	Prior Period
Communication income	2.650	2.569
Income from sales of assets	404	901
Cancellation of provisions	15.553	24.920
Other	2.749	10.782
Total	21.356	39.172

6. Provision Expenses Related to Loans and Other Receivables of The Bank:

	Current Period	Prior Period
Specific provisions for loans and other receivables	47.603	35.856
III. Group	13.273	605
IV. Group	6.969	2.196
V. Group	26.524	33.055
Doubtful commission, fee and other receivables	837	-
General provision expenses	10.624	4.288
Provision expenses for possible losses	-	3.000
Marketable securities impairment losses	-	-
Financial assets at fair value through profit and loss	-	-
Investment securities available for sale	-	-
Impairment provision expense	-	-
Associates	-	-
Subsidiaries	-	-
Entities under common control	-	-
Investments held to maturity	-	-
Other	8.473	1.441
Total	66.700	44.585

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

7. Information on Other Operating Expenses:

	Current Period	Prior Period
Personnel expenses	59.007	39.557
Reserve for employee termination benefits	1.012	1.677
Bank social aid provision fund deficit provision	-	-
Impairment expenses of fixed assets	-	-
Depreciation expenses of fixed assets	6.425	4.720
Impairment expenses of intangible assets	-	-
Impairment expense of goodwill	-	-
Amortization expenses of intangible assets	433	323
Impairment for investments accounted for under equity method	-	-
Impairment expenses of assets held for resale	33	682
Depreciation expenses of assets held for resale	242	-
Impairment expenses of assets held for sale	-	-
Other operating expenses	40.864	30.425
Rent expenses	9.475	5.443
Maintenance expenses	1.624	416
Advertisement expenses	7.858	10.075
Other expenses	21.907	14.491
Loss on sales of assets	26	7
Other (*)	9.850	5.390
Total	117.892	82.781

8. Information on Profit or Loss Before Tax:

Profit before tax of the Bank increased by 38,39% for the period ended June 30, 2007 as compared to prior year figure and become TRY 101.887 Thousand. Profit before tax includes TRY 156.924 Thousand net profit share income, TRY 97.448 Thousand net fee and commission income. Total operating expense is TRY 117.892 Thousand.

9. Information on Tax Provision:

As of 30 June 2007 current tax expense is TRY 18.331 Thousand (30 June 2006: TRY 12.023 Thousand) and deferred tax expense is TRY 896 Thousand. (30 June 2006: TRY 12.584 Thousand)

10. Information on Net Operating Profit/Loss After Taxes:

None.

11. Explanations on Net Profit / Loss:

Profit share income and expense from ordinary operations of the Bank are TRY 328.588 Thousand and TRY 171.664 Thousand respectively.

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

12. The Description and Amounts for Items, Which Constitute At Least 20% of Other Items in the Income Statement If These Liabilities Exceed 10% of Total Income Statement:

Other fees and commissions income/expense are summarized below:

Other Fees and Commissions Received	Current Period	Prior Period
Member firm-POS	17.928	10.236
Credit Cards	12.356	7.510
Other	8.082	6.964
Total	38.366	24.710

Other Fees and Commissions Given	Current Period	Prior Period
Credit Cards	22.128	12.022
Other	1.423	7.687
Total	23.551	19.709

V. Other Explanations:

I. Explanations Related to Statement of Shareholders' Equity Movement:

As of 30 June 2007 Bank transferred TRY 7.199 Thousand to legal reserves and 136.786 Thousand to extraordinary reserves.

Bank did not distribute profit to its shareholders in current period.

II. Explanations Related to Statement of Cash Flows:

1. Information on Cash and Cash Equivalents:

1.1. Items of Cash and Cash Equivalents and Accounting Policies Applied to Determine These Items:

"Cash" is defined as cash in vault and foreign currency cash, money in transit, cheques purchased, unrestricted amount in Central Bank and demand deposits in Banks, and "Cash eqivalents" is defined as time deposits in Banks with original maturity less than three months.

1.2. Cash and Cash Equivalents at the Beginning of the Period:

	Current Period	Prior Period
Cash	237.626	158.238
Cash in TRY/Foreign Currency	54.762	31.508
Central Bank – Unrestricted amount	109.741	96.494
Banks-Demand Deposit	73.123	30.236
Cash Equivalents	528.351	130.000
Banks-Time Deposit	528.351	130.000
Total Cash and Cash Equivalents	765.977	288.238

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

V. Other Explanations (Cont'd)

II. Explanations Related to Statement of Cash Flows (Cont'd)

1. Information on Cash and Cash Equivalents (Cont'd)

1.3. Cash and Cash Equivalents at the End of the Period:

	Current Period	Prior Period
Cash	167.527	148.113
Cash in TRY/Foreign Currency	32.001	29.621
Central Bank – Unrestricted amount	113.485	96.154
Banks-Demand Deposit	22.041	22.338
Cash Equivalents	899.920	366.816
Banks-Time Deposit	237.122	366.816
Murabaha Transactions reclassified to Loans	662.798	-
Total Cash and Cash Equivalents	1.067.447	514.929

(*)Murabaha Transactions which were followed under short-term Time Deposits in banks as of 31 December 2006, have been transferred to loans as of 30 June 2007.

III. Information and Disclosure Related to Bank's Risk Group:

1. Volume of Bank's Risk Group Transactions, Income and Expense Amounts Involved and Outstanding Loan and Deposit Balances:

1.1. Current Period (30.06.2007):

Bank's Risk Group	Subsidiaries and associates		Direct and Indirect shareholders of the Bank		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at Beginning of Period	-	132	-	-	45.060	60.382
Balance at end of Period	-	300	-	-	29.941	23.005
Interest and Commission Income	-	-	-	-	781	-

1.2. Prior Period (31.12.2006):

Bank's Risk Group	Subsidiaries and associates		Direct and Indirect shareholders of the Bank		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at Beginning of Period	7.851	8	-	-	171.321	124.636
Balance at end of Period	-	132	-	-	45.060	60.382
Interest and Commission Income	-	-	-	-	4.066	-

(Amounts expressed in thousands of New Turkish Lira ("TRY") unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

V. Other Explanations (Cont'd)

III. Information and Disclosure Related to Bank's Risk Group (Cont'd)

1. Volume of Bank's Risk Group Transactions, Income and Expense Amounts Involved and Outstanding Loan and Deposit Balances (Cont'd)

1.3. Information on Bank's Risk Group Deposits Balances:

Bank's Risk Group	Subsidiaries and associates	Direct and indirect shareholders of the Bank	Other entities included in the risk Group
Current and Profit Sharing Accounts	Current Period	Current Period	Current Period
Balance at the beginning of Period	21.859	-	22.720
Balance at the end of Period	33.666	-	87.129
Profit Share Expense	1.300	-	1.701

1.4. Information on Forward and Option Agreements and Other Similar Agreements Made with Related Parties:

None.

1.5. Explanations on the Bank's Domestic Branches, Agencies and Branches Abroad and Off-Shore Branches:

The Bank has 107 domestic branches with 2.886 employees. The Bank has no branches abroad and off shore branches.

IV. Brief Information Related to Rating Carried Out By International Rating Firms:

FITCH RATINGS

Foreign Currency	
Long-term	B
Short-term	B
Outlook	Positive
Local Currency	
Long-term	B
Short-term	B
Outlook	Positive
National	
Long-term	BBB+
Outlook	Pozitive
Individual	D
Support	5

The Information is taken from Fitch Ratings Report as of July 16, 2007.

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

V. Other Explanations (Cont'd)

IV. Brief Information Related to Rating Carried Out By International Rating Firms (Cont'd):

MOODY'S

Financial Strength	D
Outlook	Stable
Foreign Currency	
Long-term	B1/NP
Short-term	B1/NP
Outlook	Stable

Local Currency	
Long-term	Ba1/NP
Short-term	Ba1/NP
Outlook	Stable

The information is taken from Moody's Investor Service report as of August 10, 2007.

V. Information and Disclosures Related to Subsequent Events:

The Bank has bought 100 shares of Asyafin Turizm Proje İnşaat Taahhüt Emlak Sanayi ve Tic. A.Ş. which is indirectly considered as subsidiary of the Bank. Due to increase in capital of Asyafin Turizm Proje İnşaat Taahhüt Emlak Sanayi ve Tic. A.Ş. from TRY 63.300 Thousand to TRY 100.000, the Bank has used its pre-emptive right for 58 shares. Additionally, the Bank has paid TRY 37.850 Thousand by using other parties' unused pre-emptive rights for 917.592 shares and consequently, Asyafin Turizm Proje İnşaat Taahhüt Emlak Sanayi ve Tic.A.Ş. has became direct subsidiary of the Bank.

SECTION SIX

INDEPENDENT AUDITORS LIMITED REVIEW REPORT

I. Explanations on the Independent Auditors' Limited Review Report:

The unconsolidated financial statements of the Bank for the period from January 1 to June 30, 2007 were reviewed by DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu).

The independent auditors' limited review report is presented at the beginning of the financial statements and related notes.

II. Other Information and Disclosures Prepared by Independent Auditors:

None.

ANNOUNCEMENTS MADE TO THE ISTANBUL STOCK EXCHANGE IN 2006

29.Dec.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi has announced plans to open a branch in Istanbul-Tepeustu in the near future. The address for the new branch is as follows: Istanbul-Tepeustu Branch - Alemdag Cad., No:572, Umraniye/Istanbul.

29.Dec.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi Board of Directors have decided to apply for an appeal to Tax Court regarding a 10,231,526.05 YTL tax fine handed down by the Anatolian Income Tax Office. The case stems from an extension of an investigation launched into the tax reports of a customer's operations with a branch of Asya Katilim Bankasi.

28.Dec.06

Information Received From Asya Katilim Bankasi A.S.:

Bank Asya 78.27% indirect partner Asyafin Turizm Proje Insaat Taahhut Emlak Sanayi ve Ticaret A.S. general assembly has decided to increase company capital from 300,000 YTL to 63.3 million YTL. A 15.75 million YTL portion of the 63 million YTL capital increase will be funded within the next 3 months and the remaining 47.25 million YTL will be funded by December 25, 2009.

22.Dec.06

Information Received From Asya Katilim Bankasi A.S.:

By order of Banking Regulations and Supervision Agency and approval of Asya Katilim Bankasi Board of Directors, Asya Katilim Bankasi will transfer the responsibilities and operations of the Risk Management Committees (Banking Risk Committee, Credit Risk Committee, Market and Liquidity Risk Committee and Operational Risk Committee) to the Auditing Committee.

22.Dec.06

Asya Katilim Bankasi A.S. will report all income and tax operations to the new Large Taxpayers Income Office (in an attempt to offer better quality of service and control by government all larger taxpaying corporations will report to new office) that is located at Buyukdere Caddesi No: 52/54 Mecidiyekoy, Istanbul beginning on January 1,2007.

19.Dec.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi has announced plans to open two branches in Istanbul- Sultanbeyli and Esenler in the near future. The addresses for the new branches are as follows:
Istanbul-Esenler Branch - Atisalani Cad. No: 21 Esenler, Istanbul.
Istanbul-Sultanbeyli Branch - Fatih Bulvari, No: 193, Sultanbeyli, Istanbul.

18.Dec.06

Information Received From Asya Katilim Bankasi A.S.:
Asya Katilim Bankasi auditor Salih Sarigul has announced his resignation and Atif Bilgin has been appointed in his place. Salih Sarigul has been appointed as a member of the Board of Directors in order to fill the seat vacated by the resignation of Turgut Aydin.

14.Dec.06

Information Received From Asya Katilim Bankasi A.S.:
Asya Katilim Bankasi has announced plans to open a Istanbul-Kozyatagi branch in the near future. The address for the new branch is as follows: Istanbul-Kozyatagi Branch - Sasmaz Plaza, Saniye Ermutlu Sok., No: 4 Istanbul-Kozyatagi.

12.Dec.06

Public Announcement Made By Asya Katilim Bankasi A.S.:
Agenda for Asya Katilim Bankasi's 78.27% indirect partner Asyafin Turizm Proje Insaat Taahhut Emlak Sanayi ve Ticaret A.S. extraordinary General Assembly meeting that will be held in December 2006 at corporate headquarters. Agenda 1) Opening and elect mediator for the General Assembly 2) Authorize General Assembly mediator to sign meeting notes and collect signatures 3) Restructure article 6 of the corporate constitution, in order to allow for capital increase from 300,000 YTL to 63.3 million YTL

08.Dec.06

Public Announcement Made By Asya Katilim Bankasi A.S.:
Bank Asya 99% participation Asyafin Insaat has decided to sell shares in Asyafin Turizm in order to strengthen Asyafin Insaat's financial structure. Mercek Bagimsiz Denetim ve Yeminli Mali Musavirlik A.S. has appraised Asyafin Turizm to be valued at 42,026,881 YTL which translates to a price of 3,502.24 YTL per share. The sale of Asyafin Insaat A.S. stock will be as follows: - 6 shares to Kamil Yavuz Malkatan for 21,013 YTL - 2 shares to Nuri Duman for 7,004 YTL - 17 shares to Aydinli Hazir Giyim Sanayi ve Ticaret A.S. for 59,538 YTL - 36 shares to Abdurrahman Mustafa Cemaloglu for 126,081 YTL - 35 shares to Teksen Tekstil Endustri A.S. for 122,578 YTL - 6 shares to Erol Akturk for 21,013 YTL - 6 shares to Mehmet Erdem for 21,013 YTL

27.Nov.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya 99% participation Asyafin Insaat has decided to sell shares in Asyafin Turizm in order to strengthen Asyafin Insaat's financial structure. Mercek Bagimsiz Denetim ve Yeminli Mali Musavirlik A.S. has appraised Asyafin Turizm to be valued at 42,026,881 YTL which translates to a price of 3,502.24 YTL per share.

The sale of Asyafin Insaat A.S. stock will be as follows:

- 80 shares to Serra Turizm Ltd. for 280,000 YTL
- 55 shares to Mustafa Aydin Koyuncu for 192,000 YTL
- 30 shares to Nuri Duman for 105,000 YTL
- 100 shares to Abdurrahman Selcuk Berksan for 350,000 YTL
- 7 shares to Muhammet Abducebbar Ezgin for 24,516 YTL
- 20 shares to Numan Uzun for 70,000 YTL
- 30 shares to Irfan Haciosmanouglu for 105,067 YTL
- 2 shares to Sami Karahan for 7,004 YTL
- 5 shares to Kamil Topcu for 17,511 YTL

10.Nov.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya 99% participation Asyafin Insaat has decided to sell shares in Asyafin Turizm in order to strengthen Asyafin Insaat's financial structure. Mercek Bagimsiz Denetim ve Yeminli Mali Musavirlik A.S. has appraised Asyafin Turizm to be valued at 42,026,881 YTL which translates to a price of 3,502.24 YTL per share.

The sale of Asyafin Insaat A.S. stock will be as follows:

- 180 shares to Ortadogu Tekstil Ticaret ve Sanayi A.S. for 630,500 YTL
- 165 shares to Negis Giyim Imalat ve Ihracat A.S. for 577,870 YTL
- 40 shares to Salih Sarigul for 140,000 YTL
- 40 shares to Atif Bilgin for 140,000 YTL
- 60 shares to Hasan Karatay for 210,000 YTL
- 48 shares to Mehmet Kafarci for 168,000 YTL
- 40 shares to Galaksi Insaat Tekstil ve Sanayi A.S. for 140,000 YTL
- 6 shares to Lufti Acet for 21,000 YTL
- 6 shares to Yuksel Demirci for 21,000 YTL
- 6 shares to Mehmet Fevzi Yuce for 21,000 YTL
- 60 shares to Gulsum Betul Karagoz for 210,000 YTL
- 25 shares to Ahmet Hamdi Cakmaz for 88,000 YTL

10.Nov.06

Information Received From Asya Katilim Bankasi A.S.:

In regard to Asya Katilim Bankasi B group shares, which are not publicly traded on the ISE and represent 300 million YTL paid-in capital, shareholder Cevat Kaya has transferred 310,740 B group shares nominally valued at 1 YTL per share to Muammer Ihsan Kalkavan. Shareholder Cemil Kaya has transferred 310,740 B group shares nominally valued at 1 YTL per share to Muammer Ihsan Kalkavan. Shareholder Ali Kaya has transferred 311,140 B group shares nominally valued at 1 YTL per share to Muammer Ihsan Kalkavan. Shareholder Nezihi Alikoc has transferred 23,750 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S.. Shareholder Vecihi Alikoc has transferred 23,750 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S. Shareholder Ali Riza Tanrisever has transferred 50,000 B group shares nominally valued at 1 YTL per share to Mehmet Sinan Berksan. Shareholder Recep Ozdemir has transferred 20,000 B group shares nominally valued at 1 YTL per share to Kemal Elibal. Shareholder Kamil Topcu has transferred 94,000 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S.. Shareholder Salih Sarigul has transferred 320,000 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S. Shareholder Hasan Karatay has transferred 257,000 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S. Shareholder Atif Bilgin has transferred 180,000 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S.. Shareholder Mehmet Kafarci has transferred 100,000 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S. Shareholder Galaksi Insaat Tekstil ve Sanayi A.S. has transferred 180,000 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S.. Shareholder Orhan Seker has transferred 5,000 B group shares nominally valued at 1 YTL per share to Turan Kurt. Shareholder Birim Birlesik Insaatcilik Mumessilik Sanayi ve Ticaret A.S. has transferred 250,000 B group shares nominally valued at 1 YTL per share to Asgen Tarim Ticaret A.S.. Shareholders that have received share transfers as part of this transaction are not permitted to parttake in any other Asya Katilim Bankasi ISE transactions until 180 days after the IPO date.

13.Oct.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi A.S. participation Asyafin Insaat Sanayi Dis Ticaret ve Pazarlama A.S. Board of Directors member Unsal Sozbir has announced his resignation. After a Board of Directors vote, Mustafa Sevki Kavurmaci has been appointed to fill the seat on the Board vacated by the resignation of Mr. Sozbir, pending approval by the general assembly at the first annual meeting.

13.Oct.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi A.S. participation Asya Bilisim Teknolojileri Turizm Insaat Sanayi ve Dis Ticaret A.S. Board of Directors member Ayhan Keser has announced his resignation. After a Board of Directors vote, Tacettin Negis has been appointed to fill the seat on the Board vacated by the resignation of Mr. Keser, pending approval by the general assembly at the first annual meeting.

13.Oct.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi A.S. participation Vira Denizcilik Nakliyat Turizm Sanayi ve Ticaret A.S. Board of Directors member Ayhan Keser has announced his resignation. After a Board of Directors vote, Salih Sarigul has been appointed to fill the seat on the Board vacated by the resignation of Mr. Keser, pending approval by the general assembly at the first annual meeting.

13.Oct.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi A.S. indirect partner Asyafin Turizm Proje Insaat Taahhut Emlak Sanayi ve Ticaret A.S. Board of Directors member Unal Kabaca has announced his resignation. After a Board of Directors vote, Yakup Elgun has been appointed to fill the seat on the Board vacated by the resignation of Mr. Kabaca, pending approval by the general assembly at the first annual meeting.

13.Oct.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi A.S. participation Asyafin Insaat Sanayi Dis Ticaret ve Pazarlama A.S. Board of Directors member Unal Kabaca has announced his resignation. After a Board of Directors vote, Ahmet Celik has been appointed to fill the seat on the Board vacated by the resignation of Mr. Kabaca, pending approval by the general assembly at the first annual meeting.

12.Oct.06

Information Received From Asya Katilim Bankasi A.S.:

In regard to Asya Katilim Bankasi B group shares, which are not publicly traded on the ISE and represent 300 million YTL paid-in capital, shareholder Salih Seyhan has transfered 27,750 B group shares nominally valued at 1 YTL per share to Bilal Murat Tokay. Shareholders that have received share transfers as part of this transaction are not permitted to part take in any other Asya Katilim Bankasi ISE transactions until 180 days after the IPO date.

12.Oct.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi's accounting budget and financial control administration investor relations service has become an independent administration that will continue to operate as the "Investor Relations Administration". The new administration will work in coordination with the Board of Directors. The contact information for the Investor Relations Administration is listed below:

Personel Name Title Telephone No Fax No E-Mail Address

A. Rifat Caglayan Manager 0216 554 57 10 0216 554 57 17 rifat@bankasya.com.tr
Ugur Guney Assistant Manager 0216 554 57 11-19 0216 554 57 17 ugurguney@bankasya.com.tr
Ozlem Coskun Assistant Manager 0216 554 57 12-16 0216 554 57 17 ucoskun@bankasya.com.tr
Alpay Guneralp Assistant Manager 0216 554 57 13 0216 554 57 17 aguneralp@bankasya.com.tr

12.Oct.06

Bank Asya 99% participation Asyafin Insaat has decided to sell shares in Asyafin Turizm in order to strengthen Asyafin Insaat's financial structure. Mercek Bagimsiz Denetim ve Yeminli Mali Musavirlik A.S. has appraised Asyafin Turizm to be valued at 42,026,881 YTL which translates to a price of 3,502.24 YTL per share.

The sale of Asyafin Insaat A.S. stock will be as follows:

- 25 shares to Kamil Topcu for 87,556 YTL
- 30 shares to Sami Karahan for 105,067 YTL

29.Sep.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya 99% participation Asyafin Insaat has decided to sell shares in Asyafin Turizm in order to strengthen Asyafin Insaat's financial structure. Mercek Bagimsiz Denetim ve Yeminli Mali Musavirlik A.S. has appraised Asyafin Turizm to be valued at 42,026,881 YTL which translates to a price of 3,502.24 YTL per share.

The sale of Asyafin Insaat A.S. stock will be as follows:

- 40 shares to Omer Faruk Berksan for 140,089 YTL
- 40 shares to Zehra Serra Berksan for 140,089 YTL
- 40 shares to Mehmet Sinan Berksan for 140,089 YTL
- 40 shares to Fatma Emine Berksan for 140,089 YTL

29.Sep.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi A.S. has decided to buy 15,000 YTL in unused coupon rights as part of participation company Isik Sigorta's capital increase. As a reminder Isik Sigorta had announced plans to increase capital by 5 million YTL from 15 million to 20 million YTL and Asya Katilim Bankasi A.S. a 65.20% majority shareholder, had announced plans to exercise 3.26 million YTL in coupon rights.

29.Sep.06

Information Received From Asya Katilim Bankasi A.S.:

In regard to Asya Katilim Bankasi B group shares, which are not publicly traded on the ISE and represent 300 million YTL paid-in capital, shareholder Hasan Sayin has transferred 100,000 B group shares nominally valued at 1 YTL per share to Ali Ulvi Orhan. Shareholder Osman Gurbuz Ozkara has transferred 170,000 B group shares to Besiktas Deniz ve Turizm Yatirimlari Sanayi ve Ticaret A.S. Shareholder Asim Sayin has transferred 20,00 B group shares to Ethem Murat Sencan. Shareholders that have received share transfers as part of

this transaction are not permitted to parttake in any other Asya Katilim Bankasi ISE transactions until 180 days after the IPO date.

22.Sep.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi has announced plans to open a Sivas branch in the near future. The address for the new branch is as follows: Sivas Branch - Carsibasi Mah., Cumhuriyet Cad., Afyon Sok., Aktas Apt. No: 3/B-Sivas.

14.Sep.06

Information Received From Asya Katilim Bankasi A.S.:

In regard to Asya Katilim Bankasi B group shares, which are not publicly traded on the ISE and represent 300 million YTL paid-in capital, shareholder Nail Kiygin has transferred 150,000 B group shares nominally valued at 1 YTL per share to Hasan Sayin. Shareholder Lutfi Acet has transferred 200,900 B group shares to Hasan Sayin. Shareholder Asim Sayin has transferred 20,00 B group shares to Ethem Murat Sencan. Shareholder Muyesser Karadayi has transferred 1,230,000 B group shares to Ibrahim Karadayi. Shareholder Irfan Sari has transferred 1,230,000 B group shares to Salih Sarigul. Shareholders that have received share transfers as part of this transaction are not permitted to parttake in any other Asya Katilim Bankasi ISE transactions until 180 days after the IPO date.

14.Sep.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi has announced plans to open a branch in Manisa in the near future. The address of the Manisa branch is as follows: 1. Anafartalar Mah. Gaziosmanpasa Cad. No: 40 Manisa

05.Sep.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi has announced plans to open two branches in Istanbul- Bahcelievler and Cekmekoy in the near future. The addresses for the new branches are as follows:
Istanbul- Bahcelievler Branch – Kartaltepe Mah., Adnan Kahveci Bulvar?, Tugcular Apt., No: 1, Bahcelievler - Istanbul.
Istanbul- Cekmekoy Branch - Cekmekoy, Alemdag Cad., Caml?k Durag?, No: 19/B, Umraniye, Istanbul.

31.Aug.06

According to an ISE statement, Bank Asya has secured a 1-year EUR25mn loan subject to an interest rate of Euribor+0,9 from London based Standard Chartered Bank.

28.Aug.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi A.S. has decided to participate in subsidiary company Isik Sigorta A.S.'s 5 million YTL capital increase by funding all 3.26 million in coupon rights allotment.

17.Aug.06

Information Received From Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi A.S. 65.20% participation company Isik Sigorta A.S. has decided to increase company capital by 5 million YTL from 15 to 20 million YTL.

10.Aug.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya 99% participation Asyafin Insaat has decided to sell shares in Asyafin Turizm. The sale of Asyafin Insaat A.S. stock will be as follows:

92 shares to Muammer Ihsan Kalkavan for 322,206 YTL
40 shares Aydinli Hazir Giyim San. Ve Tic. A.S. for 245,157 YTL

27.July.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya 99% participation Asyafin Insaat has decided to sell shares in Asyafin Turizm in order to strengthen Asyafin Insaat's financial structure. Mercek Bagimsiz Denetim ve Yeminli Mali Musavirlik A.S. has appraised Asyafin Turizm to be valued at 42,026,881 YTL which translates to a price of 3,502.24 YTL per share.

The sale of Asyafin Insaat A.S. stock will be as follows:

- 570 shares to Ortadogu Tekstil Ticaret ve Sanayi A.S. for 1,996,227 YTL
- 200 shares to Birim Birlesik Insaat Mumessillik Ticaret ve Sanayi A.S. for 700,448 YTL
- 200 shares to Tacettin Negis for 700,448 YTL
- 70 shares to Zehra Aydin for 245,157 YTL
- 60 shares to Teksen Tekstil Endustri A.S. for 210,134 YTL
- 40 shares to Salih Sarigul for 140,090 YTL
- 30 shares to Ahmet Celik for 105,067 YTL

10.July.06

Bank Asya has announced a change of address at the Batman branch. Batman branch is moved back to its original location. In March 30, 2006, Batman branch's building has been damaged and temporarily moved to a different location.

According to a notification sent to the ISE, Bank Asya has announced a change of address at the Batman branch of the bank. The current address change for the branch is as follows:
Batman Branch: old address - Ataturk Bulvar?, No:15/B, Belediye Karsisi /

Batman branch - new address - Meydan Mah., Cumhuriyet Cad., Hamidiler ?? Han?, No:2 / Batman.

07.July.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Asya Katilim Bankasi's Hadimkoy Branch will open for business in the near future.

Hadimkoy Branch Address: Hadimkoy, Akcaburgaz Mevkii, 5. Bolge,
Sanbir Bulv. 12. Cad. No: 1,
Buyukcekmece/Istanbul

04.July.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya 99% participation Asyafin Insaat has decided to sell shares in Asyafin Turizm in order to strengthen Asyafin Insaat's financial structure. Mercek Bagimsiz Denetim ve Yeminli Mali Musavirlik A.S. has appraised Asyafin Turizm to be valued at 42,026,881 YTL which translates to a price of 3,502.24 YTL per share.

29.June.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya 99.9% participation Asyafin Insaat Sanayi Dis Ticaret ve Pazarlama A.S. has decided to increase company capital from 25 million YTL to 40 million YTL. The 15 million YTL capital increase will be funded by a full coupon rights issue in which Bank Asya will exercise all 14,985,000 YTL in coupon rights.

28.June.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya has decided to open a new branch in Rize. The branch will be located on Tevfik Ileri Cad. No:1 Rize. Registration operations for the branch have been completed and is expected to open its doors to the public in the near future.

08.June.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya has decided to open a new branch in Ankara. The branch will be located on Hosdere Cad. No:222, Zemin Kat, Cankaya - Ankara. Registration operations for the branch have been completed and expected to open its doors to the public in the near future.

17.May.06

Public Announcement Made By Asya Katilim Bankasi A.S.:

Bank Asya has decided to open a new branch in Elazig. The branch will be located on Nailbey Mah., Vali Fahribey Cad., No:18, Merkez - Elazig. Registration operations for the branch have been completed and expected to open its doors to the public in the near future.

ANNOUNCEMENTS MADE TO THE ISTANBUL STOCK EXCHANGE IN 2007

13.Aug.07

Moody's Investors Service has assigned B1/Not-Prime long-term and short-term foreign currency deposit ratings and a D bank financial strength rating (BFSR) to Asya Katilim Bankasi A.S. (Bank Asya). The BFSR translates into a Baseline Credit Assessment of Ba2. At the same time, Moody's has assigned Global Local Currency (GLC) deposit ratings of Ba1/NP to the bank, as well as A1.tr long-term and TR-1 short-term Turkish National Scale Ratings. All ratings carry a stable outlook.

16.July.07

Turkish interest-free private bank Bank Asya announced that the company's Board of Directors have decided to participate in 66.69% indirect subsidiary Asyafin Turizm Proje Insaat Taahhut Emlak Sanayi ve Ticaret AS capital increase. According to the statement, Bank Asya will exercise coupon rights for the 58 shares that coordinate with Bank Asya's 0.004% direct stake in Asyafin and purchase 917,592 in unused coupon rights at a TRY41.25 per share for a total of TRY37.85mn.

29.June.07

According to an IMKB statement, Bank Asya plans to open 2 new branches in Aksaray and Bornova in the near future. The addresses for the new branches are as follows:

Aksaray Branch: Haci Hasanli Mah. 716. Sokak, No: 16, 68100 Merkez, Aksaray

Bornova Branch: Erzene Mahallesi, Fevzi Cakmak Cad. No: 15/A Bornova, Izmir

29.June.07

According to an IMKB statement, Bank Asya plans to open 3 new branches in Konya Eregli, Osmaniye and Nevsehir in the near future. The addresses for the new branches are as follows:

Konya Eregli Branch: Anit Cad., Cetinsu Apt. No: 14, Eregli/Konya

Osmaniye Branch: Istiklal Mah. Ataturk Cad. No: 150, Merkez/Osmaniye

Nevsehir Branch: Aksaray Cad. No: 17 Nevsehir

29.June.07

Bank Asya 99.93% subsidiary Asyafin Insaat San. Dis Ticaret ve Pazarlama AS Board of Directors have approved the sale of 100 shares of Asyafin Turizm Proje Insaat Taahhut Emlak Sanayi ve Ticaret AS stock to Forum Insaat Dekorasyon Turizm Sanayi ve Ticaret AS for a total of TRY4,166.

25.June.07

According to an IMKB statement, Bank Asya plans to open a new branch in Kayseri in the near future. The address for the new branch is as follows:
Kayseri Branch: Keykubat Mah., Osman Kavuncu Cad., Yilboga Apt. No: 405 Melikgazi/Kayseri

22.June.07

Bank Asya Board of Directors have approved the purchase of 100 shares of 66.69% indirect subsidiary Asyafin Turizm Proje Insaat Taahhut Emlak Sanayi ve Ticaret AS stock from Hasan Sayin for a total of TRY4,166.

22.June.07

Turkish interest-free private bank Bank Asya has announced that the company will purchase the TRY56,639 in unused coupon rights from 65.27% subsidiary Isik Sigorta's capital increase, in addition to the TRY13.06mn in coupon rights that were previously purchased.

Isik Sigorta had previously announced on March 28, 2007 that the company had decided to increase capital to TRY40mn from TRY20mn.

15.June.07

According to an IMKB statement, Bank Asya 66.69% indirect partner Asyafin Turizm Proje Insaat Taahhut Emlak Sanayi ve Ticaret AS has announced that the company will increase capital by TRY36.7mn from TRY63.3mn to TRY100mn. The capital increase will be funded by a share issue premium of TRY41.25 per TRY25 nominally valued share, which will be completed by July 15, 2007.

14.June.07

According to an IMKB statement, Bank Asya plans to open 3 new branches in Istanbul in the near future. The addresses for the new branches are as follows:

Topcular Branch: Topcular Kisla Cad., Kurtoglu ISM., No:21/7-8, Eyup/Istanbul

Maslak Branch: Ayazapa Mah., Buyukdere Cad., No:71, Maslak/Istanbul

Kuyumcukent Branch: Koyalti Kuyumcukent Sit. N.1, Atolye BL. Zem. Kat 1 K.1 Sok.12, Yenibosna/Istanbul

31.May.07

According to an IMKB statement, Bank Asya plans to open a new branch in Iskenderun in the near future. The address for the new branch is as follows: Iskenderun Branch: Savas Mah., Fevzi Cakmak Cad., No: 10, Modern Is Hani /Iskenderun.

25.May.07

According to an IMKB statement, Bank Asya plans to open a new branch in Corum in the near future. The address for the new branch is as follows: Corum Branch: Inonu Cad., No: 51 Corum.

14.May.07

Bank Asya has announced plans to open a new branch in Istanbul.

According to a notification sent to the ISE, Bank Asya plans to open a new branch located in Istanbul in the near future. The address for the new branch is as follows: Florya Branch: Senlikoy Mah. Florya Asfalti No. 76/3 Florya,Istanbul

11.May.07

Bank Asya has announced plans to rent a new head office.

The new head office will located at Umraniye district and the building has 35,000 m2 indoor working space. 10 years period of rental agreement has singed in May 10, 2007 and average annual rate of Eur 2.886.715 will be paid to Aksan Ak Insaat San. ve Tic. AS.

17.Apr.07

Bank Asya has announced plans to open a new branch in Antalya.

According to a notification sent to the ISE, Bank Asya plans to open a new branch located in Antalya in the near future. The address for the new branch is as follows: Antalya Aspendos Boulevard Branch: Tarim Mh., Aspendos Blv. Olimpos Erust Is Merkezi, B Blok, No:4, Merkez/Antalya

16.Apr.07

Bank Asya has announced plans to open a new branch in Alanya.

According to a notification sent to the ISE, Bank Asya plans to open a new branch located in Alanya in the near future. The address for the new branch is as follows: Alanya Branch: Ataturk Cad. Karat Otel Alti, No: 60 Alanya/Antalya

13.Apr.07

Bank Asya has secured a 2-part US$175mn syndication loan from a consortium of 40 international banks led by Unicredit Markets & Investment Banking (through Bayerische Hypo and Vereinsbank AG), Standard Chartered Bank and ABC Islamic Bank.

According to an ISE statement, Bank Asya has secured a 1-year US$89mn loan subject to an interest rate of Libor+0.65% and a 2-year US$86mn loan subject to an interest rate of Libor+0.85%. The syndication loan agreement was signed on Thursday, April 12th in Istanbul.

06.Apr.07

The Bank Asya Board of Directors, with approval from the Auditing Committee, have decided to sign a 3-year agreement with the bank's current independent auditor DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S.

09.Mar.07

Bank Asya has announced that after the legal and corporate constitution required allotments of 2006 profit have been separated, the bank's General Assembly has decided against the distribution of remaining profit and has approved that the remaining sum be deposited in the Bank's extraordinary reserves account. The Bank's General Assembly has also approved the restructuring of amendments made to article 1 "Foundation", article 2 "Title", article 3 "Founding Partners", article 4 "Corporate Purpose", article 5 "Corporate Operations", article 7 "Corporate Period", article 11 "Share Transfer", article 17 "Authorized Institutions", article 18 "Annual and Extraordinary General Assembly", article 21 "Agenda", article 22 "General Assembly Meeting Venue", article 35 "Board of Directors Duty and Authority", article 40 "Decision Notebook", article 46 "Credit Committee", article 47 "General Management", article 49 "Auditing Committee", article 54 "Profit Distribution" and article 61 "Announcements" of the Bank Asya's corporate constitution. The Bank Asya General Assembly has authorized the Board of Directors to appoint and determine the salary of a Supreme Advisory Committee and select a 2007

Independent Auditor. The Bank Asya corporate constitution amendments, which were approved by the General Assembly were also approved by the A Group Preferred Stockholders General Assembly, which took place on the same day. The General Assembly meeting notes will be published in the Daily Bulletin.

29.Mar.07

Bank Asya 65.27% insurance subsidiary Isik Sigorta has decided to increase company capital from 20mn YTL to 40mn YTL.

According to an ISE statement, Isik Sigorta's General Assembly approved the 20mn YTL capital increase during yesterday's (March 28, 2007) annual General Assembly meeting.

09.Mar.07

Turkish interet-free private bank Bank Asya has announced that the company will hold their 2006 annual General Assembly meeting on Saturday, March 31, 2007 at 11:00 TSI (14:00 TSI for A Group Preferred Shareholders) at the Anafen Primary School Conference Hall located in Inkilap Mah. Balkan Cad. Kiptas Yesilvadi Konaklari Tepeustu/Umraniye, Istanbul.

The agenda for the General Assembly will include voting for amendments made to article 1 "Foundation", article 2 "Title", article 3 "Founding Partners", article 4 "Corporate Purpose", article 5 "Corporate Operations", article 7 "Corporate Period", article 11 "Share Transfer", article 17 "Authorized Institutions", article 18 "Annual and Extraordinary General Assembly", article 21 "Agenda", article 22 "General Assembly Meeting Venue", article 35 "Board of Directors Duty and Authority", article 40 "Decision Notebook", article 46 "Credit Committee", article 47 "General Management", article 49 "Auditing Committee", article 54 "Profit Distribution" and article 61 "Announcements" of the Bank Asya corporate constitution.

08.Mar.07

According to a Bank Asya public announcement, the company's Board of Directors have decided to deposit expendable 2006 profit in the extraordinary reserves account of the company, pending the approval of the annual General Assembly.

28.Feb.07

According to a public announcement made by Bank Asya, shares of bank subsidiaries Vira Denizcilik Nakliyat Turizm Sanayi ve Ticaret A.S. and Asya Bilisim Teknolojileri Turizm Insaat Sanayi ve Dis Ticaret A.S. have been transferred to another Bank Asya subsidiary Asyafin Insaat Sanayi Dis Ticaret ve Pazarlama A.S.. The subsidiary companies General Assemblies have approved the merger and the commerce registration operations have been completed.

23.Feb.07

Bank Asya has announced a change of address at the Black Sea Eregli and Usak branches.

According to a notification sent to the ISE, Bank Asya has announced a change of address at the Black Sea Eregli and Usak branches of the bank. The address changes for the 2 branches are as follows: Black Sea Eregli Branch: old address - Muftu Mah. Yukari Sok. No:4 Eregli/Zonguldak new address - Muftu Mah. Erdemir Cad. No:60/B Eregli/Zonguldak Usak Branch: old address - Islice Mah. Ismetpasa Cad. No:39 Usak new address - Kurtulus Mah. Ismetpasa Cad. Ticaret Sanayi Odasi Is Hani alti No:90 Usak.

21.Feb.2007

Bank Asya has announced plans to open a new branch in Van.

According to a notification sent to the ISE, Bank Asya plans to open a new branch located in Van in the near future. The address for the branch is as follows: Van Branch: Carsi Mah., Cumhuriyet Cad., Vali Konagi Karsisi, No:118/A/B/Van.

14.Feb.07

Bank Asya has posted 2006 earnings before tax of 161,710,525.30 YTL.

12.Feb.07

Bank Asya has announced plans to open 3 new branches in Taksim, Topkapi and Tuzla.

According to a notification sent to the ISE, Bank Asya plans to open 3 new branches located in Taksim, Topkapi and Tuzla in the near future. The address for the new branches are as follows: Taksim Branch: Gumussuyu Mah., Mete Cad., Ayanoglu Apt, No: 20 Beyoglu, Istanbul Topkapi Branch: Merkezefendi Mah., Davutpasa Cad., No: 119, Zeytinburnu, Istanbul Tuzla Branch: Aydintepe Mah., Irmak Sok., No: 1 Tuzla, Istanbul

08.Feb.07

Bank Asya has announced plans to open a new branch in Balgat, Ankara.

According to a notification sent to the ISE, Bank Asya plans to open a new Balgat branch in the near future. The address for the new branch is as follows: Balgat Branch - Ehlibeyt Mah., Ceyhun Atif Kansu Caddesi, No:100, Ata Plaza, B Blok/20, Balgat, Cankaya/Ankara

07.Feb.07

Bank Asya has announced plans to open a new branch.

According to a notification sent to the ISE, Bank Asya plans to open a new Aegean Institutional branch in the near future. The address for the new branch is as follows: Aegean Branch - Akdeniz Mh., Akdeniz Cad., No: 1, A Blok, Reyent Is Han., K: 6, Konak, Izmir

02.Feb.07

According to a public announcement made by the bank, Bank Asya has decided to apply to the Capital Markets Board for revision of articles 1, 2, 3, 4, 5, 7, 11, 17, 18, 21, 22, 35, 40, 46, 47, 49, 54 and 61 of their corporate constitution. Upon approval of the application, Bank Asya will also apply to the Industry and Commerce Authority and hold a general assembly meeting regarding the topic.

02.Feb.07

Bank Asya has announced plans to open a new branch.

According to a notification sent to the ISE, Bank Asya plans to open a new Busan branch in the near future. The address for the new branch is as follows: Busan Branch - Fevzi Cakmak Mah. Busan Sanayi Sitesi, Kosgep Caddesi, No:19, Karatay/Konya Busan Branch.

01.Feb.07

Bank Asya has announced plans to open a new branch.

According to a notification sent to the ISE, Bank Asya plans to open a new Uludag branch in the near future. The address for the new branch is as follows: Uludag Branch - Hasim Iscan Cad. Tugsa Is Merkezi, No:9, Kat:1, Osmangazi/Bursa Uludag.

01.Feb.07

According to an ISE notification, Bank Asya has mandated Standard Chartered Bank, ABC Islamic Bank and Unicredit Markets & Investment Banking to secure a 50 million USD loan in 2 tranches consisting of a 1-year and 2-year loan.

26.Jan.07

Bank Asya has announced plans to open two new branches.

According to a notification sent to the ISE, Bank Asya plans to open a new Bosphoros and Anatolian branch in the near future. The address for the new branches is as follows: Bosphoros Branch - Buyukdere Cad., No: 100/102, Maya Akar Cen., C Bl, 2 Zemin 10/11/A, Esentepe/Istanbul Anatolian Branch - Kisikli Tramvay Cad, Haluk Turksoy Sok. No:14, Altunizade/Istanbul.

26.Jan.07

Turkey-based interest-free bank Bank Asya has announced that, subsidiaries Vira Denizcilik Nakliyat Turizm Sanayi ve Ticaret A.S. and Asya Bilisim Teknolojileri Turizm Insaat Sanayi ve Dis Ticaret A.S.'s Board of Directors have decided to transfer company shares to Bank Asya construction subsidiary Asyafin Insaat Sanayi Dis Ticaret ve Pazarlama A.S..

22.Jan.07

Asya Katilim Bankasi has sent notification to the ISE, announcing that bank will hold a grand opening for the Istanbul Trakya branch today. The address for the new branch is as follows: Istanbul-Trakya Branch - Evren Mah, Kocman Cad, No:54 A Blok, 1.Kat, Gunesli/Istanbul.

NOTICE of THE 2005 GENERAL ASSEMBLY and THE AGENDA

Notice was sent to shareholders on 15 March, 2006 regarding the General Assembly of shareholders for the discussion voting of the following matters.

1. Election of the Chairman of the board.

2. Authorizing the Chairman to sign the minutes of the General Assembly.

3. Announcement of the 2005 financial reports.

4. Examination of the balance sheet and the income statement followed by a discussion on distributions.

5. Approval of new directors replacing those who have resigned during the last fiscal year.

6. Determining the remunerations and rights of the directors and internal auditors.

7. Authorizing the board of directors to elect the high advisory board and to determine the remuneration of its members.

8. Capital increase and the amendments to the articles of association in connection with the planned initial public offering in the Istanbul Stock Exchange.

9. Authorization of the board of directors as required by Articles 334 and 335 of the Turkish Commercial Code.

10. Authorizing the board of directors for determining the independent auditing board for 2006.

MINUTES of THE 2005 GENERAL ASSEMBLY

The 2005 General Assembly took place on 31 March, 2006 and the following matters were discussed and voted on by the shareholders.

1. The chair of the board of directors were elected.

2. It was voted to vest the board of directors to sign the minutes of the General Assembly.

3. 2005 Annual Operating Report, Auditing Report and Independent External Auditing Report were discussed.

4. New directors were elected, replacing those who have resigned.

5. The balance sheet and the income statement were discussed.

6. The board of directors were elected and confirmed.

6. The remunerations and rights of the directors and internal auditors were determined.

7. The Board of directors were authorized to elect the high advisory board and, the remuneration of its members were determined.

8. Capital increase and the amendments to the articles of association in connection with the planned initial public offering in the Istanbul Stock Exchange were discussed and approved.

9. The board of directors nominated the independent auditing board for 2006, and it was approved.

INVITATION LETTER FROM THE BOARD OF DIRECTORS OF
ASYA KATILIM BANKASI A.Ş. FOR
THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

Please be informed that the 2006 Ordinary General Assembly of Shareholders of our Company shall be held at İnkılap Mah. Balkan Cad. Kiptaş Yeşilvadi Konakları Anafen İlköğretim Okulu Konferans Salonu Tepeüstü/Ümraniye ISTANBUL on 31 March 2007 at 11.00.

The balance sheet, statement of loss and profit, Operating Report of the Board of Directors and Auditors Report of our Company shall be made available at the principal office for allowing our shareholders to check 15 days before the date of General Assembly of Shareholders.

We request our shareholders to attend the 2006 Ordinary General Assembly of Shareholders. Further,

- for the shares registered in the Central Registration Office (MKK), our shareholders must get an entry card from the head office of the Bank at Altunizade, Kuşbakışı Caddesi No. 2 34662 Üsküdar/Istanbul at least one week before the date of general assembly of shareholders after getting registered in the "General Assembly Blockage" list in accordance with the General Assembly Blockage procedures stated in the annex to the General Letter no. 28 about "Works and Procedural Rules of Central Registration System" of MKK and

- any shareholder who will be represented at the general assembly of shareholders by a proxy in accordance with the Article 24 of our Articles of Association must issue a Proxy in the attached proxy form and get it notarised or if s/he does not get it notarised, s/he must attach his/her notarised signature circular/statement of signature to the proxy bearing his/her own signature and finally, s/he must submit the proxy (together with attachments as the case may be) to our Bank before the meeting in accordance with the provisions of the Serial IV No. 8 of the Capital Market Board.

AGENDA OF THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS OF ASYA KATILIM BANKASI A.Ş.

1. Opening and Election of the Chair,
2. Authorising the Chair to sign the Minutes of the Meeting,
3. Reading and Discussing the 2006 Operating Report, Auditors Report and the Report of the Independent Auditing Organisation,
4. Examining and discussing of the balance sheet and statement of loss and profit and resolving to distribute or not to distribute the profit.
5. Approval of the appointment of Mr. Salih SARIGÜL appointed as a Director instead of Mr. Turgut AYDIN who has resigned,
6. Approval of the appointment of Mr. Atıf BİLGİN appointed as an Auditor instead of Mr. Salih SARIGÜL who has resigned,

7. Acquittal of the Directors and Auditors,
8. Determining the remunerations and rights of the Directors and Auditors,
9. Authorising the Board of Directors to elect the High Advisory Board and to determine their remuneration.
10. Discussing and resolving on the amendment to the following provisions of the Articles of Association of the Company: Article 1. FOUNDATION, Article 2. COMPANY NAME, Article 3. FOUNDING SHAREHOLDERS, Article 4. SCOPE AND OBJECTIVES, Article 5. BUSINESS OF THE COMPANY, Article 7. DURATION, Article 11. TRANSFER OF SHARES, Article 17. AUTHORISED CORPORATE BODIES, Article 18. ORDINARY AND EXTRAORDINARY GENERALASSEMBLY, Article 21. AGENDA, Article 22. VENUE OF GENERAL ASSEMBLY, Article 35. DUTIES AND POWERS OF BOARD OF DIRECTORS, Article 40. RESOLUTION BOOK, Article 46. LOAN COMMITTEE, Article 47. GENERAL MANAGEMENT, Article 49. AUDITING BOARD, Article 54. DISTRIBUTION OF PROFIT, Article 61. ANNOUNCEMENTS.
11. Providing our shareholders with information about the aids and donations made in 2006,
12. Authorising the Board of Directors as required by the Articles 334 and 335 of the Turkish Commercial Code,
13. Presenting the establishment of the Independent Auditing Board elected by the Board of Directors for the independent audit of 2006,
14. Authorising the Board of Directors for election of the Independent Auditing Board to be audited in 2007.
15. Wishes and recommendations

Yours faithfully,

ASYA KATILIM BANKASI A.Ş.

ÜNAL KABACA
General Manager and
Director
(signed)

CEMİL ÖZDEMİR
Director
(signed)

PROXY

TO: THE BOARD OF DIRECTORS OF
ASYA KATILIM BANKASI A.Ş. FOR

I hereby authorise .... to represent me, cast vote and propose motion on behalf of me in accordance with the following scope at the General Assembly of Shareholders of ASYA KATILIM BANKASI A.Ş. shall be held at İnkılap Mah. Balkan Cad. Kiptaş Yeşilvadi Konakları Anafen İlköğretim Okulu Konferans Salonu Tepeüstü/Ümraniye İSTANBUL on 31 March 2007 at 11.00 am.

A) SCOPE OF THE REPRESENTATION:
a) The proxy is authorised to vote for all agenda items in accordance with his/her opinions,
b) The proxy is authorised to vote in accordance with the following instructions, Instructions: (State special instructions)
c) The proxy is authorised to vote in accordance with the suggestions of the company executives,
d) The proxy is authorised to vote about other matters that may arise in accordance with the following instructions (If there is no instruction, the proxy will be authorised to cast his/her vote freely.)

Instructions: (State special instructions)

B) SHARE HELD BY THE SHAREHOLDER
a) Lot and Series
b) Number
c) Quantity and Nominal Value
d) Whether there is any preferential right in the share or not
e) Whether it is a registered or bearer share.

NAME SURNAME AND TITLE OF THE SHAREHOLDER:

SIGNATURE:

ADDRESS:

IMPORTANT NOTES: Select one of the subparagraphs of (a), (b) and (c) in the section A and give your reply for the subparagraphs (b) and (d).

If this proxy is not legalised by a notary public, the notarised signature circular and statement of signature of the shareholder who issued the proxy will be attached to the proxy.

AMENDMENT DRAFT TO ARTICLES OF ASSOCIATION OF ASYA KATILIM BANKASI ANONİM ŞİRKETİ

Former Text	Amended Text
INCORPORATION **ARTICLE 1:**	**INCORPORATION** **ARTICLE 1:**
A joint stock company is incorporated to operate as a private financial institution by the following founding shareholders under the Decree with no. 83/7506 of 16.12.1983 of the Council of Ministers and published on the Official Journal with repeated no. 18258 of 19.12.1983, in accordance with the provisions of the Turkish Commercial Code governing the instantaneous foundation of joint stock companies, and the founded joint stock company was then transformed into a Participation Bank pursuant to the Banking Law no. 5411 of 19.10.2005.	A joint stock company is incorporated to operate as a private financial institution by the following founding shareholders under the Decree No. 83/7506 of 16.12.1983 of the Council of Ministers published on the Official Journal with repeated no. 18258 of 19.12.1983, in compliance with the provisions of the Turkish Commercial Code governing the instantaneous incorporation of joint stock companies, and the founded joint stock company was then transformed into a Participation Bank pursuant to the Banking Law no. 5411 of 19.10.2005.
COMMERCIAL TITLE **ARTICLE 2:**	**COMMERCIAL TITLE** **ARTICLE 2:**
The commercial title of the Company is **ASYA KATILIM BANKASI ANONİM ŞİRKETİ** hereinafter referred to as "Company".	The commercial title of the Company is **ASYA KATILIM BANKASI ANONİM ŞİRKETİ** hereinafter referred to as "Company". The business name of the company is shortly "Bank Asya" in accordance with the Article 55 of the Turkish Commercial Code.
FOUNDERS **ARTICLE 3:**	**FOUNDERS** **ARTICLE 3:**
Names, nationalities, residence addresses and capital shares of the founders are listed below: Line No Name Surname Nationality Address 1 TAHSİN TEKOĞLU Turkish Vali Konağıcad.Zümrüt Yuva Mah.No:5 FLORYA/ ISTANBUL 2 ABDURRAHMAN SELÇUK BERKSAN Turkish Özbek Süleyman EfendiSok. No:4/7 FINDIKZADE/ISTANBUL 3 MEHMET EMİN HASIRCILAR Turkish M.Nesih Özmen Mah. Kasım Sok No:49/1 GÜNGÖREN/ISTANBUL 4 ALİ RIZA TANRISEVEN Turkish Gümüşpala,Londra Asfaltı No:56 AVCILAR/ISTANBUL 5 MUSTAFA FIRAT Turkish Süleymaniye Mah.Kirazlı Mescit Sok.No:18 EMİNÖNÜ/ISTANBUL 6 TACETTİN NEGİŞ Turkish Şenlikköy Mah.Avcılar Sok. No:42	Names, nationalities, residence addresses and capital shares of the founders are listed below: Line No Name Surname Nationality Address 1 TAHSİN TEKOĞLU Turkish Vali Konağıcad.Zümrüt Yuva Mah.No:5 FLORYA/ ISTANBUL 2 ABDURRAHMAN SELÇUK BERKSAN Turkish Özbek Süleyman EfendiSok. No:4/7 FINDIKZADE/ISTANBUL 3 MEHMET EMİN HASIRCILAR Turkish M.Nesih Özmen Mah. Kasım Sok No:49/1 GÜNGÖREN/ISTANBUL 4 ALİ RIZA TANRISEVEN Turkish Gümüşpala,Londra Asfaltı No:56 AVCILAR/ISTANBUL 5 MUSTAFA FIRAT Turkish Süleymaniye Mah.Kirazlı Mescit Sok.No:18 EMİNÖNÜ/ISTANBUL 6 TACETTİN NEGİŞ Turkish Şenlikköy Mah.Avcılar Sok. No:42

FLORYA/ISTANBUL 7 BEYHAN NAKİBOĞLU Turkish Yeşilköy Mah. Halkalı Cad. NO:1/2 ISTANBUL 8 CAHİT ŞAHİN Turkish Deniz Köşkler Mah. Zafer Cad No:22/1 AVCILAR/ISTANBUL 9 HÜSEYİN DÖĞME Turkish Yeşilköy Mah. Bahaniler Sok. No:28/5 ISTANBUL 10 ÖMER FARUK BERKSAN Turkish Saruhan Sk. Erberk Apt. No:4/5 FLORYA / ISTANBUL 11 TURGUT AYDIN Turkish Caddebostan Plaj Yolu Durukan Apt.No:25/3 MAÇKA / TRABZON 12 SADIK PİŞAN Turkish Yazmacı Tahir Sk. Polat Sit. A Blok No:40/25 BEYOĞLU/ISTANBUL 13 M.İHSAN KALKAVAN Turkish Cevdetpaşa No:146/3 KADIKÖY/ISTANBUL 14 MUSTAFA ŞEVKİ KAVURMACI Turkish Daruşşafaka Cd. No:50/4 FATİH/ISTANBUL 15 OSMAN GÜRBÜZ ÖZKARA Turkish Mithatpaşa Cd. No:1002/8 GÖZTEPE/ISTANBUL 16 NACİ ALTUNBÜKEN Turkish Cemil Topuzlu Cd. Enön Apt. No:27/4 Selamiçeşme/ISTANBUL	FLORYA/ISTANBUL 7 BEYHAN NAKİBOĞLU Turkish Yeşilköy Mah. Halkalı Cad. NO:1/2 ISTANBUL 8 CAHİT ŞAHİN Turkish Deniz Köşkler Mah. Zafer Cad No:22/1 AVCILAR/ISTANBUL 9 HÜSEYİN DÖĞME Turkish Yeşilköy Mah. Bahaniler Sok. No:28/5 ISTANBUL 10 ÖMER FARUK BERKSAN Turkish Saruhan Sk. Erberk Apt. No:4/5 FLORYA / ISTANBUL 11 TURGUT AYDIN Turkish Caddebostan Plaj Yolu Durukan Apt.No:25/3 MAÇKA / TRABZON 12 SADIK PİŞAN Turkish Yazmacı Tahir Sk. Polat Sit. A Blok No:40/25 BEYOĞLU/ISTANBUL 13 M.İHSAN KALKAVAN Turkish Cevdetpaşa No:146/3 KADIKÖY/ISTANBUL 14 MUSTAFA ŞEVKİ KAVURMACI Turkish Daruşşafaka Cd. No:50/4 FATİH/ISTANBUL 15 OSMAN GÜRBÜZ ÖZKARA Turkish Mithatpaşa Cd. No:1002/8 GÖZTEPE/ISTANBUL 16 NACİ ALTUNBÜKEN Turkish Cemil Topuzlu Cd. Enön Apt. No:27/4 Selamiçeşme/ISTANBUL
SUBJECT-MATTER AND OBJECTIVES **ARTICLE 4:**	**SUBJECT-MATTER AND OBJECTIVES** **ARTICLE 4:**
"The Company is authorised to fulfil the activities stated in its Articles of Association within the limits permitted by the Banking Regulatory and Auditing Authority and Capital Market Board."	The subject matter and objectives of the Company are to contribute to the saving accumulation, utilise such savings in the areas needed by the economy and fulfil the activities falling the scope of the

1. To provide funds to the economy by gathering funds by means of "Special Current Accounts" and "Profit and Loss Participation Accounts" from domestic or foreign sources, in addition to its own capital of the Company, to engage in agricultural, industrial and commercial business and services, encourage the investments in companies, enterprises and groups engaging in the said business and services, to establish joint ventures and fulfil all these business and services without accruing any interest. 2. In accordance with the provisions of the first paragraph of this Article 4 and with the laws; 2.1 To engage in financial business and related fields, 2.2 To borrow funds and accept down payments on such conditions and maturity periods as determined by the Company, and in accordance with the objectives of the Company. 2.3 To issue, withdraw, accept, endorse cheque, bill of exchange, payment order, letter of credit, note, draft, bill of lading warrant, invoice, current valuables or securities and other similar valuables and instruments, and purchase, sell and realise, without acting as a broker or portfolio operator.	participation banking in an operating manner in line with the requirements of contemporary banking, within the limits stated by the Banking Law in force and the Law that will come into force in future and related Decree Laws.
2.4 To open and operate participation accounts to current accounts, 2.5 To act as an advisor and consultant in Investment, Management, Technical and Financial matters, 2.6 To seek opportunities requiring the utilisation of capital for realisation of the objectives of the Company and provide capital for them, 2.7 To establish consortiums with banks, investment companies and similar companies or enter any consortium already established. 2.8 To establish mortgage or pledge on the current and future goods, real estates and assets of the Company, including the paid-up capital, in whole or in part, or offer them as security in similar manners, borrowing funds by issuing such securities and in such maturity periods as approved by the Capital Market Law and related laws, 2.9 To purchase, sell and trade any currency, precious metals and commodities in accordance	

with the laws, 2.10 To issue performance bond, bid bond and guarantees and similar guarantees and commitments in accordance with the related laws, 2.11 To collect invoices and similar valuable instruments in the name and account of the real and legal entities who have entered an agreement with the Company, 2.12 To provide rented safe services, 2.13 To appoint a trust or to be appointed as a trust, also to provide any service as a receiver or attorney, 2.14 To purchase, rent, acquire, sell, transfer, rent out any tangible or intangible real estates and personal properties and any definite, contingent, temporary or other rights, title or privileges in any way or administrate the same in the favour of the company in part or in whole or develop them or establish rights thereon, whenever required by the business of the Company, 2.15 To purchase, own, rent out, lease, operate and vessel, machinery, equipment and facilities and to establish company to realise these objectives, 2.16 To fulfil any procedure for import and export business, 2.17 To establish, open, operate warehouses and stores and store any kind of goods, 2.18 To obtain, acquire, sell or transfer in part or in whole, use, develop, create and benefit in similar manners from patent, brand, patent letter, licence, know-how, copyright, commercial names and similar technical and industrial rights for realisation of the objectives of the Company,	
2.19 To establish technical cooperation whenever and wherever necessary, 2.20 To make any arrangement and agreements with official authorities for ensuring that the Company can realise its objectives in accordance with the laws, 2.21 To provide depreciation, reserves and insurance funds for redemption of the debts of the Company so as to enhance the creditability and popularity of the Company before its staff and the public,	

2.22 To open and operate branches, offices and liaison offices and establish subsidiaries at home or abroad, 2.23 To distribute the proceeds obtained from the sales of the assets or assets themselves to the shareholders in case of dissolution, without breaching the current laws and regulations, and to keep the capital from profits to this end, 2.24 To perform any business, procedure or action that may be beneficial or support the objectives of the Company in part or in whole in accordance with the related laws. Each of the foregoing paragraphs makes an independent provision, and no one of them can be interpreted as the equivalent of another.	
BUSINESS OF THE COMPANY **ARTICLE 5:**	**BUSINESS OF THE COMPANY** **ARTICLE 5:**
The Company may fulfil the following business to realise its objectives and subject-matter: 1. To collect funds in Turkish Liras or foreign currency deposited by real or legal persons, not yielding any interest or profit to the current holder, allowing the account holder to withdraw right away upon request, and to transfer funds. 2. To collect funds in Turkish Liras or foreign currency deposited by real or legal persons against "Profit and Loss Participation Account Book" with a maximum term of five years and to ensure the participation of those account holders in the profit or loss that will arise out of these funds. 3. In compliance with the definitions stated in the related laws, to purchase necessary commodity, machinery, equipment, vessel and real estates from third parties for companies and to sell them to the related parties in deferred terms or lease them for utilisation in the production of goods or services, engage in financial leasing services in accordance with the related laws and regulations, finance the procurement of movables, real estates and other commodities by real persons in accordance with the laws. 4. In compliance with the current laws and regulations, to purchase and sell foreign currency, hold foreign currency position, transfer funds in foreign currency in the name and account of itself or its clients, and open participation accounts and deposit accounts with the current accounts in the banks and financial institutions in Turkey or abroad and carry out any foreign currency transactions.	The Company may fulfil the following business on the fields stated in the articles of association within the authorisations issued by the Banking Regulatory and Auditing Authority: 1. Accepting participation funds. 2. Lending loans of cash, non-cash and any other type. 3. Any and all payment and collection transactions including but not limited to cash or deposit based payments and fund transfers, correspondent banking and use of cheque accounts. 4. Negotiation of cheques and other negotiable instruments. 5. Safe custody services. 6. Issuing payment instruments such as credit cards, banking cards and travel cheques and fulfilling related transactions. 7. Fulfilling all export and import procedures, including exchange transactions; purchasing and selling the money market instruments; purchasing and selling precious metals and stones and providing safe custody services for the foregoing. 8. Purchasing, selling and acting as a broker for futures agreements, option agreements, simple and mixed financial instruments containing more than one financial derivative instruments based on the economic and financial indicators, capital market instruments, commodities, precious

5. In compliance with the related laws and regulations without using the funds gathered in the current accounts and participation accounts, to make any kind of investments independently or jointly with local or international real or legal persons, establish partnerships or enter into already established partnerships in order to realise its objectives, and purchase, sell, transfer any share certificates and similar securities or turn them into cash whenever it deems fit, without acting as a broker or portfolio operator.

6. To provide funds for any import and export transaction in whole or in part and for foreign exporters so that the exporters can penetrate into the market of foreign countries. To establish consortiums to ensure that the exporters, contractors and business doing business abroad to bid for international tenders and/or enter such kind of consortiums, to help the foregoing people to establish a joint venture with foreigners, if necessary.

7. To establish "International Supervision Company" to engage in export, using the funds other than those accumulated in the accounts.

8. To issue guarantees and/other bonds on Turkish Lira or foreign currency basis independently or jointly with the banks and/or other financial institutions in Turkey or abroad in accordance with laws.

9. To provide its clients with the services of cheques, promissory notes, invoice, dividend and coupons collection, investigation, safe-keeping, credit card, travel cheque, rental safe services and other services provided by other financial institutions in international fields.

10. To act as an agency of insurance companies established in Turkey after obtaining a specific permit to this end.

11. To establish organisations and institutions on administrative, financial, economic, legal, scientific and technical, accounting, foreign trade, customs, education fields and other related fields to ensure the scientific, rational and profitable operation of the companies for which the Company provided funds for realising its objectives in accordance with the laws, to open and operate training and information technology centres to train the internal staff, and organise courses, conferences and seminars.

metals and foreign currency.

9. Purchasing and selling capital market instruments, and engaging in resale and repurchase contracting procedures.

10. Brokering for the sales of the capital market instruments by issuing such instruments or via public offering.

11. Purchasing and selling the issued capital market instruments for brokering purpose.

12. Acting as a guarantor or undertaking similar obligations in favour of third parties.

13. Engaging in investment advisory services.

14. Providing portfolio operating and management services.

15. Building a capital for purchasing and selling transactions in accordance with the obligations undertaken under a contract made between the Undersecretariat Treasury and/or Central Bank and professional associations.

16. Factoring and forfeiting transactions.

17. Financial leasing transactions.

18. Providing insurance agency and individual retirement brokering services.

19. Participating in the banks or other companies at home or abroad, founding consortiums or participating in those already founded.

20. Borrowing funds in return for securities by offering the assets of the company as collateral in compliance with the laws.

21. Appointing a trust or being appointed as a trust, also providing any service as a receiver or attorney,

22. Purchasing, renting, acquiring, selling, transferring, renting out any tangible or intangible real estates and personal properties and any definite, contingent, temporary or other rights, title or privileges in any way or administrate the same in the favour of the company in part or in whole or developing them or establishing rights thereon, whenever required by the business of the Company,

23. Purchasing, owning, renting out, leasing, operating and selling vessel, machinery,

12. To purchase, construct, acquire in similar manners, rent, sell or rent out to third parties in part or in whole, any movable properties or real estates and securities for commercial purposes, without acting as a broker or portfolio operator, and to establish mortgage or any other real or personal right on them in the favour of the Company or release such mortgage, and engage in any similar business, to realise its objectives and in accordance with the related laws. 13. To establish pledge, mortgage and similar real and personal rights in the favour of the Company on the real estates and personal properties owned by third parties or release them if its business requires. 14. To fulfil and perform any business, activity and procedure required or necessary for the subject-matter, objectives and business of the Company or to realise its objectives. 15. In addition to the foregoing, if the Company can engage in any further business or activity, necessary or expedient to realise its objectives, upon the proposal of the Board of Directors, resolution of the General Meeting and permit from related authorities and making necessary amendment to these Articles.	equipment and facilities and establishing company, warehouse and stores to realise these objectives and to store any commodities. 24. Obtaining, acquiring, selling or transferring in part or in whole, using, developing, creating and benefiting in similar manners from patent, brand, patent letter, licence, know-how, copyright, commercial names and similar technical and industrial rights for realisation of the objectives of the Company. 25. Making any arrangement and agreements with official authorities for ensuring that the Company can realise its objectives in accordance with the laws. 26. Opening and operating branches, offices and liaison offices and establishing subsidiaries at home or abroad. 27. Performing any business, procedure or action that may be beneficial or may support the objectives of the Company in part or in whole in accordance with the related laws. 28. Establishing pledge, mortgage and similar real and personal rights in the favour of the Company on the real estates and personal properties owned by third parties or releasing them if its business requires. 29. Other activities to be determined by the Banking Regulatory and Auditing Authority. The Company cannot fulfil the activities that are prohibited by the Banking Law, Capital Market Law and related regulations for participation banks and those activities for which the necessary authorisations or consents cannot be obtained from then related authorities or those activities which are prohibited by the other laws and regulations for the participation banks.
DURATION **ARTICLE 7:**	**DURATION** **ARTICLE 7:**
The Company is incorporated in perpetuity. Subject to the provisions of the Banking Law and Turkish Commercial Code on dissolution, liquidation and termination, the General Meeting of Shareholders is authorised to determine, limit or decrease the period of the Company.	The Company is incorporated in perpetuity from the date of its registration. Subject to the provisions of the Banking Law and Turkish Commercial Code on dissolution, liquidation and termination, the General Meeting of Shareholders is authorised to determine, limit or decrease the duration of the Company.
TRANSFER OF SHARES **ARTICLE 11:**	**TRANSFER OF SHARES** **ARTICLE 11:**
The transfer of the Group (A) shares, all of which are registered ones, is subject to the approval of the Board of Directors which may at its sole	The transfer of the Group (A) shares, all of which are registered ones, is subject to the approval of the Board of Directors.

discretion reject the share transfers without giving any reason or accept or approve on such conditions and manners as it resolves. Any share transfer shall not be valid for the Company unless it is registered in the stock register. The transfer of the Group (B) shares, all of which are registered ones, can be transferred in accordance with the provisions of the Turkish Commercial Code, Capital Market Law and Central Registration Agency, without any approval of the Board of Directors. Any share transfer which requires a prior permit from the Banking Regulatory and Auditing Authority pursuant to the Banking Law can be valid only after taking the permit. No share transfer shall be registered in the stock register before the necessary permit is taken. Any shareholder acquiring any share of the Company without taking the required permit from the Authority cannot benefit from shareholding rights other than dividends.	The Board of Directors may at its sole discretion reject the share transfers without giving any reason or may accept or approve on such conditions and manners as it deems fit. Any share transfer shall not be valid for the Company unless it is registered in the stock register. The transfer of the Group (B) shares, all of which are also registered ones, can be transferred in accordance with the provisions of the Turkish Commercial Code, Capital Market Law and Central Registration Agency, without any approval of the Board of Directors. Any share transfer which requires a prior permit from the Banking Regulatory and Auditing Authority pursuant to the Banking Law can be valid only after taking the permit. No share transfer shall be registered in the stock register before the necessary permit is taken. Any shareholder acquiring any share of the Company without taking the required permit from the Authority cannot benefit from shareholding rights other than dividends.
AUTHORISED CORPORATE BODIES **ARTICLE 17:**	**AUTHORISED CORPORATE BODIES** **ARTICLE 17:**
The authorised bodies of the company are as listed below: A. General Meeting of Shareholders B. Board of Directors C. Loan Committee D. General Manager E. Auditing Board	The authorised bodies of the company are as listed below: A. General Meeting of Shareholders B. Board of Directors C. Auditing Board D. Loan Committee E. Auditing Committee F. Corporate Management Committee G. Assets and Liabilities Committee H. General Manager
A. GENERAL MEETING OF SHAREHOLDERS **ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** **ARTICLE 18:**	**A. GENERAL MEETING OF SHAREHOLDERS** **ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** **ARTICLE 18:**
The General Meeting of Shareholders shall convene Ordinarily and/or Extraordinarily. The ordinary General Meeting of Shareholders shall be held at least once a year and within no later than (3) three months after the end of the preceding fiscal year. In these meetings, the required items stated article 369 of the Turkish Commercial Code are discussed and resolved. Extraordinary general meetings may be held at any time deemed necessary in the course of the Company business, in accordance with these Articles and the law. The Board of Directors are obliged to ensure that the General Meetings are held in accordance with the legal procedures and rules. Any amendment to these Articles that breaches the rights of the Group (A) shareholders to nominate candidate for the Board of Directors or Auditing Board and the resolutions of the General Meeting about any capital increase shall not be valid unless a resolution	The General Meeting of Shareholders shall convene Ordinarily and/or Extraordinarily. The ordinary General Meeting of Shareholders shall be held at least once a year and within no later than (3) three months after the end of the preceding fiscal year. In these meetings, the required items stated article 369 of the Turkish Commercial Code are discussed and resolved. Extraordinary general meetings may be held at any time deemed necessary in the course of the Company business, in accordance with the provisions of the Turkish Commercial Code and Capital Market Law. The Board of Directors are obliged to ensure that the General Meetings are held in accordance with the legal procedures and rules. Any amendment to these Articles that breaches the rights of the Group (A) shareholders to nominate

is made by a special meeting of the Group (A) shareholders in addition to the resolution of the General Meeting. The said special meeting shall be held after the General Meeting, but before the registration of the said amendment to the Articles. In the events when a meeting of the Group (A) shareholders is mandatory, the meeting shall be invited by the Board of Directors or any auditor. If neither the Board of Directors nor any auditor invites such meeting, any of the Group (A) shareholders may invite it. At the meeting of the Group (A) shareholders, besides the conditions stated in this Article, the provisions of the related laws and the provisions of these Articles regarding the General Meeting shall apply as mutatis mutandis.	candidate for the Board of Directors or Auditing Board and the resolutions of the General Meeting about any capital increase shall not be valid unless a resolution is made by a special meeting of the Group (A) shareholders in addition to the resolution of the General Meeting. The said special meeting shall be held after the General Meeting, but before the registration of the said amendment to the Articles. In the events when a meeting of the Group (A) shareholders is mandatory, the meeting shall be invited by the Board of Directors or any auditor. If neither the Board of Directors nor any auditor invites such meeting, any of the Group (A) shareholders may invite it. At the meeting of the Group (A) shareholders, besides the conditions stated in this Article, the provisions of the related laws and the provisions of these Articles regarding the General Meeting shall apply as mutatis mutandis.
AGENDA **ARTICLE 21:**	**AGENDA** **ARTICLE 21:**
It is mandatory to include the agenda in the announcement and invitation letters of the General Meeting of Shareholders. The agenda shall contain the items stated in the Article 369 of the Turkish Commercial Code. Any item not stated on the agenda cannot be discussed or resolved at the General Meeting.	It is mandatory to include the agenda in the announcement and invitation letters of the General Meeting of Shareholders. The agenda shall contain the items stated in the Article 369 of the Turkish Commercial Code and the Capital Market Board. Any item not stated on the agenda cannot be discussed or resolved at the General Meeting.
VENUE OF GENERAL MEETING **ARTICLE 22:** The General Meeting is held at the principal office of the Company or in another place where the principal office is located.	**VENUE OF GENERAL MEETING** **ARTICLE 22:** The General Meeting is held at the principal office of the Company or in another place within the city where the principal office is located.
DUTIES AND POWERS OF THE BOARD OF DIRECTORS **ARTICLE 35:** The duties and powers of the Board of Directors are subject to the provisions of the Turkish Commercial Code, Banking Law, Capital Market Law and other related laws and regulations and to these articles. The Board of Directors can resolve on any matter not requiring a resolution of the General Meeting of Shareholders. The Board of Directors can resolve especially on the following matters: a) To administer the movable properties and real estates of the Company, perform any business and legal procedures related to the subject-matter and objectives of the Company and use the commercial title as the authorised body, b) To prepare and approve the internal regulations falling the internal affairs of the Company and those showing the actions to be made by the	**DUTIES AND POWERS OF THE BOARD OF DIRECTORS** **ARTICLE 35:** The duties and powers of the Board of Directors are subject to the provisions of the Turkish Commercial Code, Banking Law, Capital Market Law and other related laws and regulations and to these articles. The Board of Directors can resolve on any matter not requiring a resolution of the General Meeting of Shareholders. The Board of Directors can resolve especially on the following matters: a) To prepare and approve the internal regulations falling the internal affairs of the Company and those showing the actions to be made by the General Manager and those to be made with resolutions of the Board of Directors and Loan Committee. b) To check any necessary matter and supervise

General Manager and those to be made with resolutions of the Board of Directors and Loan Committee.

c) To check any necessary matter and supervise the daily administrative activities all the time (the members of the Board of Directors can have this right by a resolution of the Board of Directors),

d) To prepare annual balance sheets, Statements of Profit/Loss, submitting reports on annual operations and proposals on profit distribution to the General Meeting, determine the cash status and organise the guarantees, considering the related laws, and make the auditing reports available for inspection before 15 days of the general meeting of shareholders,

e) To determine the maximum limits of the participation procedures to be performed against guarantee and security and similar loan transactions,

f) To determine the manner of all procedures related to the objectives of the incorporation of the Company,

g) To determine the appointment, promotion, dismissal, annual salary and expenses of the authorised signatories, General Manager, especially those directly reporting to the General Manager and other key personnel,

h) To resolve for establishment branches, offices, liaison office, district office and the powers to be delegated and the amount of capital to be allocated to them, in accordance with the related laws,

i) To determine the principles regarding the real estates to be purchased or sold in the name of the Company,

j) To maintain the books required by the Turkish Commercial Code and related tax laws and similar books, get them certified whenever required, issue related documents and keep them for the periods required by law.

k) To perform the duties stated by the Turkish Commercial Code and related laws, and those duties other than those specifically provided to the General Meeting of Shareholders or auditors by the said laws and these Articles.

l) If necessary, the Board of Directors may delegate its power to represent and manage to any one or more Directors or managers or any committee established by them for such period,

under such conditions and manner as determined by the Board of Directors in accordance with the Article 319 of the Turkish Commercial Code.

the daily administrative activities all the time (the members of the Board of Directors can have this right by a resolution of the Board of Directors),

c) To prepare annual balance sheets, Statements of Profit/Loss, submitting reports on annual operations and proposals on profit distribution to the General Meeting of Shareholders, determine the cash status and organise the guarantees, considering the related laws, and make the auditing reports available for inspection before 15 days of the general meeting of shareholders,

d) To determine the manner of all procedures related to the objectives of the incorporation of the Company,

e) To determine the appointment, promotion, dismissal, annual salary and expenses of the authorised signatories, General Manager, especially those directly reporting to the General Manager and other key personnel,

f) To resolve for establishment of branches, offices, liaison office, district office and the powers to be delegated and the amount of capital to be allocated to them, in accordance with the related laws,

g) To determine the principles regarding the real estates to be purchased or sold in the name of the Company,

h) To perform the duties stated by the Turkish Commercial Code and related laws, and those duties other than those specifically provided to the General Meeting of Shareholders or auditors by the said laws and these Articles.

i) If necessary, the Board of Directors may delegate its power to represent and manage to any one or more Directors or managers or any committee established by them for such period, under such conditions and manner as determined by the Board of Directors in accordance with the Article 319 of the Turkish Commercial Code.

j) Power of granting a loan can be used only by the Board of Directors. The Board of Directors is obliged to determine policies about granting a loan, approval of a loan and other related administrative procedures and to ensure the implementation and monitor of such policies and to take necessary actions. The Board of Directors may however delegate its power to

	grant a loan to a loan committee or general manager in accordance with the procedures and principles to be determined by the Board of Directors.
RESOLUTION BOOK **ARTICLE 40:**	**RESOLUTION BOOK** **ARTICLE 40:**
The resolutions of the Board of Directors shall be recorded in a notebook on the same day, without leaving any space between resolutions or lines, in sequence of date and number, compliant with the provisions of the Turkish Commercial Code governing the resolution books, having certified pages with page numbers, and each resolution shall be undersigned by the Directors. If the Board of Directors requires, a second copy of the resolution books can also be kept in foreign language, without constituting any legal document.	The resolutions of the Board of Directors shall be recorded in a notebook on the same day, without leaving any space or making addition between resolutions or lines, in sequence of date and number, compliant with the provisions of the Turkish Commercial Code governing the resolution books, having certified pages with page numbers, and each resolution shall be undersigned by the Directors within 1 month. If the Board of Directors requires, a second copy of the resolution books can also be kept in foreign language, without constituting any legal document.
C. LOAN COMMITTEE **ARTICLE 46:** The Loan Committee shall be determined by the Board of Directors in accordance with the Banking Regulatory and Auditing Board to fulfil its duties compliant with the Banking Law. The activities of the Loan Committee shall be fulfilled in accordance with the method and procedures to be determined by the Banking Regulatory and Auditing Board.	**C. MANAGEMENT AND AUDITING COMMITTEES** **ARTICLE 46:** **LOAN COMMITTEE:** The Board of Directors will elect a Loan Committee consisting of minimum two Directors having the qualifications required for the general manager and the general manager of the bank or his/her deputy. The Loan Committee shall perform the instructions of the Board of Directors on loans. In the event that any member of the Loan Committee cannot participate in the meeting, to substitute for him/her, two substitute members having the qualifications required for the general manager shall be elected among the Directors. In the election of the members and substitutes of the Loan Committee, the affirmative vote of at least three-forth of the members of the Board of Directors is required. The resolutions made by the Loan Committee shall be implemented directly if it is resolved unanimously or after approved by the Board of Directors if it is resolved by the majority of votes. The Board of Directors is obliged and authorised to audit the resolutions and activities of the Loan Committee. Each of the Chairman, Deputy Chairman and any member of the Board of Directors are severally authorised to ask information about the activities of the Loan Committee and to make any audit that he/she deems necessary. The working procedures of the Loan Committee will be conducted in accordance with the principles and procedures to be determined by the Banking Regulatory and Auditing Board.

	The resolutions of the Loan Committee are registered in the resolution book. The resolution book of the Loan Committee shall be maintained according to such principles and procedures as determined by the Board of Directors. **AUDITING COMMITTEE** The auditing committee shall be responsible for auditing the accounting system and the financial data and disclosure of such data to the public and supervision of the operation and efficiency of the internal control system of the Company. The auditing committee consists of minimum two members. The members of the auditing committee are elected among the Directors who have no executive activities. The working procedures of the Auditing Committee are conducted in compliance with the principles and procedures to be determined by the Banking Regulatory and Auditing Authority. **CORPORATE MANAGEMENT COMMITTEE** The Corporate Management Committee is responsible for monitoring the compliance of the Company with the Corporate Management Principles, taking improvement actions and proposing suggestions to the Board of Directors to this end. The members of the Corporate Management Committee are appointed by the Board of Directors. The members whose tenure expires can be re-elected. Independent members lose their independency when and if they work for 7 subsequent years. However, they can be appointed as independent members again after 2 years. **ASSETS AND LIABILITIES COMMITTEE** The Assets and Liabilities and Committee convenes once a week by the participation of the Asst. General Managers and related Unit Managers as chaired by the General Manager. The Committee is responsible for determining the assets and liabilities structure of the Company.
D. GENERAL MANAGEMENT **ARTICLE 47:**	**D. GENERAL MANAGEMENT** **ARTICLE 47:**
The General Manager of the Company can be a person appointed among the Directors or an outsider. The General Manager who is not necessarily a shareholder must have the qualification stated in the Banking Law.	The General Manager of the Company can be a person appointed among the Directors or an outsider. General Manager or assistant general managers cannot work in another business organisation other than partnerships subject to consolidated auditing on

The daily management of the Company is carried out by the General Manager in accordance with the Turkish Commercial Code, Banking Law, Capital Market Law and these Articles and the rules to be determined by the Board of Directors	full-time or half-time basis. General Manager who is not necessarily a shareholder must have the qualifications stated in the Banking Law. The daily management of the Company is carried out by the General Manager in accordance with the Turkish Commercial Code, Banking Law, Capital Market Law and these Articles and the rules to be determined by the Board of Directors.
AUDITING BOARD **ARTICLE 49:**	**AUDITING BOARD** **ARTICLE 49:**
The Auditing Board shall consist of three members to be elected by the General Meeting among the candidates nominated by the minimum 51% of the total votes of the Group (A) shareholders present at that meeting. The Auditors, of whom at least two shall be Turkish national, shall be persons who are informed and experienced in finance, economics, law or accounting. The Auditors shall report to the General Meeting by writing any matter that they find contrary to the laws and these Articles. The Auditors shall be elected for three years. Any Auditor whose term of duty ends can be re-elected. General Meeting of Shareholders may dismiss or replace any Auditor at any time. Directors cannot be elected as Auditors unless they are acquitted by the General Meeting. The Auditors cannot act as a Director or clerk of the Company.	The Auditing Board shall consist of three members to be elected by the General Meeting among the candidates nominated by the minimum 51% of the total votes of the Group (A) shareholders present at that meeting. The Auditors, of whom at least two shall be Turkish nationals, shall be persons who are informed and experienced in finance, economics, law or accounting. The Auditors shall report to the General Meeting of Shareholders by writing any matter that they find contrary to the laws and these Articles. The Auditors shall be elected for three years. Any Auditor whose term of duty ends can be re-elected. General Meeting of Shareholders may dismiss or replace any Auditor at any time. Directors cannot be elected as Auditors unless they are acquitted by the General Meeting. The Auditors cannot act as a Director or clerk of the Company for the period they are acting as an auditor.
DISTRIBUTION OF PROFIT **ARTICLE 54:**	**DISTRIBUTION OF PROFIT** **ARTICLE 54:**
The net profit appearing on the annual balance sheet, which is the amount remaining after deducting all amounts to be paid or appropriated by the Company such as overheads, amortisation and financial obligations and any retained loss if any from the incomes determined at the end of the fiscal year, shall be distributed in the order shown below: 1. 5% of the net profit is appropriated to the mandatory reserves (Article 466/1 of the Turkish Commercial Code) 2. Out of the remaining, the first dividend is appropriated in the rate and amount determined by the Capital Market Board. 3. Some part of the remaining amount can be appropriated for dividend to the Directors, staff of the Company or social aids in accordance with the Article 468 of the Turkish Commercial Code. 4. After deducting the amounts stated in the 1, 2 and 3 subparagraphs above, the remaining amount may be distributed as the second dividend or left in the balance sheet as the end-of-period profit or added to the mandatory or	The net profit of the Company is the balance remaining after deducting the all paid or accrued expenses, depreciation and diverse provisions from the income determined at the end of the fiscal year. After deducting the retained losses from previous years, if any, the net profit is distributed in the order shown below: 1. 5% of the net profit is appropriated to the mandatory reserves (Article 466/1 of the Turkish Commercial Code). 2. Out of the remaining, the first dividend is appropriated in the rate and amount determined by the Capital Market Board. 3. From the remaining amount: - an amount up to 2% is appropriated to the Directors and - an amount up to 5% is appropriated to the Managers and Staff 4. After determining and appropriating the amounts stated in the subparagraphs (1), (2) and (3) of

voluntary reserves or appropriated as the extraordinary reserves in whole or in part as resolved by the General Meeting (subject to the Article 466/3 of the Turkish Commercial Code). 5. Unless the mandatory reserves and the first dividend required by the Articles are appropriated, it cannot be resolved to appropriate any further reserves, transferring any profit to the next year and unless the first dividend is paid, it cannot be resolved to allocate any profit to the Directors, clerks, workers, holders of founding beneficial owner certificates, holders of preferential right, foundations established for various purposes and similar persons/institutions. 10% of the amount found after deducting a profit of 5% of the paid-up capital from the amount to be distributed to the shareholders and other profit participating persons is appropriated as mandatory reserve in accordance with the Article 466/2/3 of the Turkish Commercial Code."	this Article, The General Meeting of Shareholders is authorised to transfer the all or some part of the net profit to the next year or to appropriate it as extraordinary reserve. The Board of Directors can propose motion for this purpose if it deems necessary. (The provisions Article 466/3 of the Turkish Commercial Code are reserved) 5. Subject to the related provisions of the Capital Market Law, the General Meeting of Shareholders is authorised to distribute the all or part of the remaining profit to the shareholders in the following manner or to appropriate it as extraordinary reserves: a) Distributing completely in cash, b) Distributing completely in share, c) Distributing some in cash and some in share and retaining the balance in the Company, d) Retaining it in the Company without distributing in cash or in share. The Board of Directors can propose motion to the General Meeting of Shareholders on this matter if it deems necessary. The date of payment of the dividends to be paid under this Article shall be determined by the Board of Directors.
ANNOUNCEMENTS **ARTICLE 61:**	**ANNOUNCEMENTS** **ARTICLE 61:**
Subject to the provisions of Paragraph 4 of Article 37 of the Turkish Commercial Code, the announcements concerning the Company shall be made with a newspaper published in the place of the principal office at least fifteen days prior to the meeting day. Subject to the Article 368 of the Turkish Commercial Code, the announcements made in relation to the decrease of capital and dissolution should be made in accordance with the Articles 397 and 438 of the Turkish Commercial Code respectively. The announcement to be made pursuant to the laws and regulations on the capital market, the requirements of the related laws and regulations shall be met.	Subject to the provisions of Paragraph 4 of Article 37 of the Turkish Commercial Code, the announcements concerning the Company shall be made with a newspaper published in the place of the principal office at least fifteen days prior to the meeting day. Subject to the Article 368 of the Turkish Commercial Code, the announcements made in relation to the decrease of capital and dissolution shall be made in accordance with the Articles 397 and 438 of the Turkish Commercial Code respectively. For the announcements to be made pursuant to the Capital Market Law and Banking Law, the requirements of the related laws and regulations shall be met.

Minutes of the Ordinary General Meeting of Shareholders of
ASYA KATILIM BANKASI ANONİM ŞİRKETİ
held on 31.03.2007

The Ordinary General Meeting of Shareholders of Asya Katılım Bankası Anonim Şirketi was held in İnkılap Mah. Balkan Cad. Kiptaş Yeşilvadi Konakları Anafen İlköğretim Okulu Konferans Salonu Tepeüstü / Ümraniye – ISTANBUL at 11.00 on 31.03.2007, in presence of Ms. Ömer KURTLAR, Ministry Observer, who was appointed with the letter of the Industrial and Trade Directorate of Istanbul with no. 17910 of 30.03.2007.

The call to the meeting was announced in the Turkish Trade Registry Gazette with no. 6765 of 14.03.2007 and also in the newspapers Zaman and Referans dated 13.03.2007 as containing the agenda as required by the law and articles of association. Further, the registered shareholders were called to the meeting by sending them a registered letter from Anatolian Side Post Office P.T.T. on 13.03.2007, stating the date and agenda of the meeting.

After checking the presence list, it was found that out of the total capital of the company in value of YTL 300,000,000.00 corresponding with 300.000.000 shares, 96.745.053 shares corresponding with the capital of YTL 96,745,053.00 were represented at the meeting in person and 11.441.298 shares corresponding with YTL 11,441,298.00, totally 108.186.351 shares were represented by proxy, which meant that the quorum to hold the meeting required by the law and articles of association was obtained. Then, the meeting was opened by the Chairman of the Board Mr. Tahsin TEKOĞLU, and the discussion of agenda was started.

1- Following the opening and roll-call, Mr. ABDURRAHMAN SELÇUK BERKSAN was nominated as the Chair of the Meeting, Mr. MUSTAFA CEMALOĞLU and Mr. MEHMET EMİN KARA as the Secretaries and Mr. İRFAN HACIOSMANOĞLU and Mr. MEHMET EMİN BAYRAM as Vote-Counters. After a vote taken, the nominees were elected as the Presiding Board of the Meeting unanimously.

2- It was resolved unanimously to vest the Presiding Board with authority to sign the minutes of the General Meeting of Shareholders.

3- 2006 Annual Operating Report, Auditing Report and Independent External Auditing Report were read out and discussed. Ms. NUR SÜMEN acting as the proxy of total 508.497 shares including FLORIDA RETIREMENT SYSTEM (147.966) CENTRAL STATES SE SW AREAS PENSION (28.415) ACADIAN EMERGING MARKETS EQUITY FUND (222.429) UPS RETIREMENT PLAN (29.734) OLD MATUAL CLAY FINLAY EMERGING MARKET FUND (23.200) OLD MATUAL ASSET ALLOCATION BALANCED PORTFOLIO (9.000) OHIO POLICE AND FIRE PENSION FUND (47.753) has declared their abstention.

4- Balance Sheet and the Statement of Loss and Profit were read out and discussed. As a result of the vote taken, Balance Sheet and the Statement of Loss and Profit were approved unanimously. Regarding the amounts remaining from net profit after appropriating the mandatory reserves required by the Law and our Articles of Associations, it was unanimously resolved to appropriate such amounts as extraordinary reserve, without distributing them to the shareholders. It was approved with the majority of votes, i.e. with 107.601.55 affirmative votes and 584.800 votes in abstention (of COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT).

5- Appointment of Mr. Salih SARIGÜL as a Director to fill the vacancy that occurred due to the resignation of Mr. Turgut AYDIN was proposed, voted and adopted unanimously.

6- Appointment of Mr. Atıf BİLGİN as a member of Auditing Board to fill the vacancy that occurred due to the resignation of Mr. Salih SARIGÜL was proposed, voted and adopted unanimously

7- The Board of Directors was acquitted with the majority of votes, i.e. with 107.350.572 affirmative votes and 584.800 votes in abstention (of COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT). Again, the Auditors were acquitted with the majority of votes, i.e. with 107.601.551 affirmative votes and 584.800 votes in abstention (of COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT).

8- Payment of an attendance fee of YTL 500 to the Directors for each meeting of the Board of Directors and also a monthly remuneration of gross YTL 2.000 to Auditors was proposed, voted and approved with the majority of votes, i.e. with 107.601.551 affirmative votes and 584.800 votes in abstention (of COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT).

9- It was resolved unanimously to vest the Board of Directors with authority to elect the members of the High Advisory Council and their remunerations the General Meeting of Shareholders with the majority of votes, i.e. with 107.601.551 affirmative votes and 584.800 votes in abstention (of COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT).

10- Amendment of the following provisions of the Articles of Association of the Company were proposed and discussed: Article 1. FOUNDATION, Article 2. COMPANY NAME, Article 3. FOUNDING SHAREHOLDERS, Article 4. SCOPE AND OBJECTIVES, Article 5. BUSINESS OF THE COMPANY, Article 7. DURATION, Article 11. TRANSFER OF SHARES, Article 17. AUTHORISED CORPORATE BODIES, Article 18. ORDINARY AND EXTRAORDINARY GENERAL MEETING, Article 21. AGENDA, Article 22. VENUE OF GENERAL MEETING, Article 35. DUTIES AND POWERS OF BOARD OF DIRECTORS, Article 40. RESOLUTION BOOK, Article 46. LOAN COMMITTEE, Article 47. GENERAL MANAGEMENT, Article 49. AUDITING BOARD, Article 54. DISTRIBUTION OF PROFIT, Article 61. ANNOUNCEMENTS. For the amendment of such articles, the shareholders unanimously resolved to adopt the Amendment Draft approved by the Internal Trade General Directorate of the Ministry of Industry and Trade with no. 1966 of 20.03.2007 as approved by the Ministry.

11- Information about the aids and donations made in 2006 were provided and discussed. Ms. NUR SÜMEN acting as the proxy of total 499.497 shares including FLORIDA RETIREMENT SYSTEM (147.966) CENTRAL STATES SE SW AREAS PENSION (28.415) ACADIAN EMERGING MARKETS EQUITY FUND (222.429) UPS RETIREMENT PLAN (29.734) OLD MATUAL CLAY FINLAY EMERGING MARKET FUND (23.200) OHIO POLICE AND FIRE PENSION FUND (47.753) has declared that they are abstention

12- It was resolved to vest the Board of Directors with an authorisation in accordance with the Articles 334 and 335 of the Turkish Commercial Code with the majority of votes, i.e. with 107.601.551 affirmative votes and 584.800 votes in abstention (of COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT).

13- The independent external auditing company Denetim Serbest Mali Müşavirlik A.Ş. (current name "DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.") selected by the Board of Directors for the independent auditing for 2006 was proposed, voted and accepted by a majority of votes, i.e. with 107.093.054 affirmative votes and 1.093.297 votes in abstention represented by Ms. NUR SÜMEN as the proxy of FLORIDA RETIREMENT SYSTEM (147.966) COMMONWEALTH OF

PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT (584.800) CENTRAL STATES SE SW AREAS PENSION (28.415) ACADIAN EMERGING MARKETS EQUITY FUND (222.429) UPS RETIREMENT PLAN (29.734) OLD MATUAL CLAY FINLAY EMERGING MARKET FUND (23.200) OLD MATUAL ASSET ALLOCATION BALANCED PORTFOLIO (9.000) OHIO POLICE AND FIRE PENSION FUND (47.753).

14- It was resolved to authorise the Board of Directors to determine the independent external auditing company for 2007 with the majority of votes, i.e. with 107.592.551 affirmative votes and affirmative votes and 593.800 votes in abstention represented by Ms. NUR SÜMEN as the proxy of COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT (584.800) OLD MATUAL ASSET ALLOCATION BALANCED PORTFOLIO (9.000).

15- Mr. Mehmet Şevki EROL, a shareholder, took the floor and thanked to the all staff, management and executives of the Company for their successful works. The General Meeting of Shareholders were closed with the wish of the Chairman of the Board for an active operating year.

MINISTRY OBSERVER	CHAIR	VOTE COUNTER
Ömer KURTLAR	A. Selçuk BERKSAN	İrfan HACIOSMANOĞLU

VOTE COUNTER	SECRETARY	SECRETARY
Mehmet Emin BAYRAM	Mustafa CEMALOĞLU	Mehmet Emin KARA

Asya Katılım Bankası A.Ş.
ANNUAL REPORT 2006

BANK ASYA

Contents

PRESENTATION

BANK ASYA

Financial Highlights

Key Financial Figures

	2005 (YTL thousand)	2006 (YTL thousand)	Change (%)
Total Assets	2,610,406	4,179,189	60
Cash Loans	2,090,521	3,060,181	46
Non-Cash Loans	3,912,356	6,260,610	60
Deposits	2,148,595	3,200,655	49
Shareholders' Equity	296,168	632,519	114
Paid-in Capital	240,000	300,000	25
Net Period Profit	92,682	146,351	58

Information on Branches and Personnel

	2005	2006	Change (%)
Number of Branches	72	92	28
Number of Employees	1,797	2,365	32

Key Financial Ratios

	2006 (%)
Loans/Total Assets	73
Deposits/Total Assets	77
Loans/Deposits	96
Return on Equity (ROE)	32
Return on Assets (ROA)	4
Capital Adequacy Ratio	18.09

Bank Asya in Brief

Originally founded in 1996 as Asya Finans Kurumu AŞ, Turkey's sixth private finance house, Bank Asya soon gained a respected position in the banking and financial services sector by means of its robust capitalization, strong profitability, solid funding, and high-quality service. Ever since its establishment, Bank Asya has always maintained a multi-shareholder structure based on domestic capital. In May 2006 the company floated 23% of its capitalization in a public offering that attracted record-breaking interest, which resulted in its paid-in capital increasing to YTL 300 million. In this process, Bank Asya became the first participation bank in Turkey to go public.

Although it is Turkey's youngest bank, Bank Asya made rapid progress through stable and profitable growth. At end-2006, the company was serving customers through its headquarters units and 92 branches (103 as of April 2007) as well as through three correspondent banks in Turkey and more than 700 correspondents around the world.

Bank Asya was founded on the fundamental principle of supporting production while complying with the requirements of interest-free banking. Its goal is to make the interest-free finance system accessible to a wider audience, taking its customer-focused approach to service as its point of departure and employing all the advantages that modern technology makes available. The first participation bank in Turkey to be awarded ISO 9001-2000 Quality Management System certification, Bank Asya continuously develops its products and services so as to satisfy the changing needs and expectations of its personnel, corporate, and commercial customers in the best possible way, while at the same time increasing and diversifying its delivery channels so as to make access to those products and services as convenient as possible.

Bank Asya regards two basic approaches as being essential to its own development and to its ability to achieve the market share it has targeted. The Bank makes every possible effort to achieve these aims:

- Further develop interest-free banking products and create new derivative products based on them.
- Adapt products that are actively used in conventional banking to the interest-free banking system.

Identifying its working principles, mission, and vision with the broad participation of its personnel, Bank Asya has made its employees elements of its corporate culture as a product of sharing and believing in success.

Mission

To contribute to the well-being of its stakeholders and to the Turkish economy by developing modern banking services within the framework of the principles of interest-free banking and to satisfy customers' needs and expectations with a "different solutions for different expectations" approach.

Vision

To be a respected, trusted, and effective participation bank that provides service at world standards of quality through the products that it develops.



History

1996 • Began operations on 24 October under the name "Asya Finans" at its Head Office in Altunizade, İstanbul with an establishment capital of YTL 2 million.

1997 • The number of branch offices reached 15.

1998 • Asya Finans credit card was offered to customers.
• Online correspondent banking relationship was established with all branches of Yapı Kredi Bank.
• The number of branch offices increased to 16.

1999 • The Bank became subject to the Turkish Banking Law.
• The paid-in capital was increased to YTL 10 million.

2000 • Asya Finans Internet Branch was launched. Total number of branches rose to 25.

2001 • A special security fund was created by the Private Finance Houses Association. The regulations concerning private finance houses came into effect on 20 September.
• The paid-in capital was increased to YTL 20 million.

2002 • The number of Asya Finans branch offices reached 28.
• Installment credit cards and ASYA24 ATMs were introduced.
• The paid-in capital was increased to YTL 40 million.
• The regulations concerning the current participation accounts of private finance houses went into effect on 18 September.

2003 • The number of branch offices reached 43.
• Tax collecting authorization was granted by the Ministry of Finance.
• The paid-in capital was increased to YTL 60 million.
• Asya Finans clients began credit card payments and money transfers via online PTT branches nationwide.
• Asya Finans became a principal member of VISA International on 24 October.

2004 • "Alo Asya" phone banking services (444 0 888) for retail customers commenced on 9 January and for corporate customers on 17 March.
• Asya Finans clients enjoyed the use of more than 2,400 nationwide ATMs, with the help of Joint Point "Ortak Nokta" membership.
• In October, the paid-in capital was increased to YTL 120 million.
• With the addition of new branch offices, the total number increased to 62.

2005 • The paid-in capital of the Bank was increased to YTL 240 million in December.
• In November, new regulations in the Bank Act transformed private finance houses into participation banks within a bank. The security fund was assigned to the SDIF (Savings Deposit Insurance Fund).
• The number of branch offices increased to 72.
• The title "Asya Finans Kurumu A.Ş." was changed to "Asya Katılım Bankası A.Ş." on 22 December, contingent upon the General Assembly in order to comply with the Turkish Banking Law. It was resolved that the Bank would be carrying out its operations under the brand name "Bank Asya."

2006 • In May, Bank Asya floated 23% of its capital in a public offering that attracted record-breaking interest, resulting in an increase of its paid-in capital from YTL 240 million to YTL 300 million. The company's shares began trading on the İstanbul Stock Exchange on 12 May 2006 under the symbol ASYAB and in the course of the year they were added to the ISE-50 index as one of the top 50 most heavily traded shares on the exchange. As of January 2007, Bank Asya's shares joined the ISE-30 index.
• Celebrating its 10th year in business, Bank Asya registered a 27% year-to-year rate of growth in 2006 while the increase in the company's branches brought the number to 92.

Changes in the Articles of Association During Reporting Period

At the ordinary general meeting of our bank held on 31 March 2006 it was decided that the company's capitalization was to be increased from TRY 240,000,000 to TRY 300,000,000 in cash; that the entire amount of the cash increase was to be raised through a public offering in which existing shareholders' preemptive rights would be restricted; and that, for the purpose of bringing them into compliance with the new Banking Law and with Capital Markets Board regulations, articles 4, 6, 8, 9, 11, 12, 16, 18, 20, 28, 30, 33, 41, 56, and 60 of our articles of incorporation are to be amended and articles 10, 13, and 15 are to be abolished.

SUBJECT-MATTER AND OBJECTIVES

ARTICLE 4:

2.6 To seek opportunities requiring the utilisation of capital for realisation of the objectives of the Company and to provide capital for them,

HEAD OFFICE AND BRANCHES
ARTICLE 6:

The head office of the Company is in Istanbul. Its address is Altunizade, Kuşbakışı Cad. No:2 USKUDAR / ISTANBUL. In case of a change of address, the new address shall be registered with the relevant Trade Registry, announced on the Turkish Trade Register Gazette, and the Ministry of Industry and Trade and the Banking Regulatory and Auditing Authority shall be informed in this respect. Any notices served to the registered and announced address of the Company shall be deemed as delivered to the Company. If the Company fails to register its new address within due dates following such change of address, this will constitute a reason for the dissolution of the Company.

The Company may establish branch offices, agencies, representation, liaison offices and correspondent offices in Turkey or abroad with the resolution of the Board of Directors in accordance with the related laws. Any establishment of these kinds of branches or offices, allocation of capital to them, their activation, merger or separation, suspension of their activities and/or dissolution shall be subject to the provisions of the decrees of the Council of Ministers, related circulars, Turkish Commercial Code and Capital Market Law.

Establishment and closure of branches shall be notified to the Capital Markets Board and Banking Regulatory and Auditing Authority.

CAPITAL
ARTICLE 8:

The capital of the Company is YTL 300,000,000 (Three hundred million New Turkish Liras) divided into total 300,000,000 shares, which is divided into 120,000,000 Group (A) and 180,000,000 Group (B) shares, each with a nominal value of YTL 1 (one New Turkish Lira).

The whole former capital of the Company, i.e. YTL 240,000,000,- (Two hundred forty million New Turkish Liras) has been paid up. That capital consisted of 120,000,000 (one hundred twenty million) Group A registered shares and 120,000,000 (one hundred twenty million) Group B registered shares.

The increased part, i.e. YTL 60,000,000 (Sixty million New Turkish Liras) of the capital consisting of 60,000,000 (Sixty million) Group (B) registered shares, has been met by listing for the public sales, restricting the preferential rights of the existing shareholders.

SHARES
ARTICLE 9:

The capital of the Company shall be represented by Group (A) and Group (B) shares with a nominal value of YTL 1 (One New Turkish Lira) each, in such number as stated in the Article 8 hereof.

Except for those provided to the shareholders due to the capital increase made with internal resources, all shares shall be issued as registered shares against cash. The shares representing the capital are monitored in accordance with the share recording procedures.

TRANSFER OF SHARES
ARTICLE 11: (**)

The transfer of the Group (A) shares, all of which are registered ones, is subject to the approval of the Board of Directors which may at its sole discretion reject the share transfers without giving any reason or accept or approve on such conditions and manners as it resolves. Any share transfer shall not be valid for the Company unless it is registered in the stock register.

The transfer of the Group (B) shares, all of which are registered ones, can be transferred in accordance with the provisions of the Turkish Commercial Code, Capital Market Law and Central Registration Agency, without any

approval of the Board of Directors.

Any transfer of shares which is subject to a permit from the Banking Regulatory and Auditing Authority pursuant to the Banking Law can be valid only after obtaining that permit. No share transfer shall be registered in the stock register before the necessary permit is obtained. Any shareholder acquiring any share of the Company subject to a permit of the Authority without obtaining the permit cannot benefit from shareholding rights other than dividends.

INDIVISIBILITY OF SHARES

ARTICLE 12:

Each share is an indivisible whole for the Company. If more than one person holds one share, the holders can exercise their rights towards the Company through a representative. If they do not appoint a common representative, any notice made to any holder of the share shall be deemed valid for all of the holders. If the beneficial user and owner of a share are different persons, they will also exercise their rights through a representative. If these persons cannot agree among them, the Company shall deem the beneficial user as the legal representative for the rights of the share towards the Company. If the beneficial users are more than one person, they will also be represented through a common representative.

PROFIT AND LOSS PARTICIPATION CERTIFICATE AND OTHER ACCEPTABLE SECURITIES

ARTICLE 16:

The Company may issue Profit and Loss Participation Certificates, Participatory Beneficial Certificates, Profit Participation Certificates and other Securities and Capital Market Instruments in accordance with resolutions made by the General Meeting of Shareholders and in compliance with the current laws and regulations and these Articles. The General Meeting of Shareholders may leave the timing, value and conditions of such kind of issuance to the discretion of the Board of Directors compliance with the current laws and regulations.

GENERAL MEETING

ORDINARY AND EXTRAORDINARY GENERAL MEETING

ARTICLE 18:

The General Meeting of Shareholders meets Ordinarily and/or Extraordinarily. The ordinary General Meeting shall be held at least once a year and within no later than (3) three months after the end of the preceding financial year. In these meetings, the required items stated article 369 of the Turkish Commercial Code are discussed and resolved. Extraordinary general meetings may be convened at any time deemed necessary in the course of the Company business, in accordance with these Articles and the law. The Board of Directors is obliged to ensure that the General Meetings are held in accordance with the legal procedures and rules.

Any amendment to these Articles that breaches the rights of the Group (A) shareholders to nominate a candidate for the Board of Directors or Auditing Board and the resolutions of the General Meeting about any capital increase shall not be valid unless a resolution is made by a special meeting of the Group (A) shareholders in addition to the resolution of the General Meeting. The said special meeting shall be held after the General Meeting, but before the registration of the said amendment to the Articles. In the event that a meeting of the Group (A) shareholders is mandatory, the meeting shall be invited by the Board of Directors or any auditor. If neither the Board of Directors nor any auditor invites such meeting, any of the Group (A) shareholders can also invite a meeting.

At the meeting of the Group (A) shareholders, besides the conditions stated in this Article, the provisions of the related laws and the provisions of these Articles regarding the General Meeting shall apply.

INVITATION TO THE GENERAL MEETING

ARTICLE 20:

An Ordinary General Meeting of Shareholders shall be invited by the Board of Directors and an Extraordinary General Meeting by either Board of Directors or Auditors. Minority rights are reserved in accordance with the provisions of the Turkish Commercial Code and Capital Market Law. The date, venue, address, time and agenda of the General Meeting shall be announced through a newspaper published in the city where the head office is located and in the Turkish Trade Register Gazette. If the General Meeting is invited upon a court order, this situation is stated on the announcement.

CHAIRMAN, SECRETARY AND VOTE-COUNTER OF THE GENERAL MEETING

ARTICLE 28:

The General Meeting of Shareholders is managed by a council consisting of a Chairman, two secretaries and two vote-counters. The General Meetings are chaired by the Chairman of the Board of Directors or if s/he is absent, by the Deputy Chairman of the Board of Directors, or if s/he is also absent, by a person elected by the General Meeting itself.

In addition, the General Meeting elects two secretaries and two shareholders, or their proxies, who received the most votes, as vote-counters. The Chairman of the General Meeting shall be responsible for holding the meeting in accordance with the laws and for ensuring that the minutes are kept according to the meeting.

DOCUMENTS TO BE SENT TO THE MINISTRY AND CAPITAL MARKET BOARD

ARTICLE 30: (**)

The Board of Directors shall be obliged to send the reports of the Board of Directors and auditors, Balance Sheet and statements of profit/loss, General Meeting minutes, Presence List and any other required documents to the Capital Market Board and the Ministry within one month from the date of the General Meeting or to submit to the government observer present at the meeting.

OBLIGATION OF SHARE ALLOCATION

ARTICLE 33:

The Chairman and each member of the Board of Directors shall submit shares with a nominal value of YTL 100 (One Hundred New Turkish Liras) to the Company in accordance with the arrangements of the Central Registration Agency. So stored shares shall be deemed as security of the Directors towards the Company, and they are kept until the Directors are acquitted by the General Meeting. The shares cannot be withdrawn from the Company or transferred to any other person.

Subject to the approval of the Board of Directors, the shares to be kept as security can also be deposited by third parties in the name of any Director.

The obligations of any Directors representing a legal entity to submit shares as described above shall be fulfilled by the legal entity that the Director represents.

CONTINUATION OF THE OFFICE

ARTICLE 41:

Any member of the Board of Directors who fails to participate in 6 (six) subsequent meetings of the board of directors without prior notice shall be deemed to have withdrawn from his/her office.

SOCIAL AIDS

ARTICLE 56:

Without prejudice to the first dividend, the General Meeting is entitled to distribute 2.5% (two and half percent) the profits of the Company for the payments for the benefit of the Company, for advertising purpose and in connection with its subject-matter, in accordance with the Turkish Commercial Code and Banking Law. In accordance with the provisions of the Capital Market Law regarding the disclosure of the special situations to the public, special situation announcement is made for the payments made for this purpose and the shareholders are informed of the case at the general meeting.

ARTICLE 60:

Subject to the provisions of the Capital Market Law regarding the disclosure of the special situations to the public, the chairman and members of the board of directors and the auditors cannot disclose any secret and other confidential information about the Company to any third party or use such secrets or information in benefit of themselves or third parties.

COUPONS

ARTICLE 10:

RESCINDED.

TEMPORARY CERTIFICATES

ARTICLE 13:

RESCINDED.

LOST AND WORN SHARE CERTIFICATES

ARTICLE 15:

RESCINDED.

Capital and Partnership Structure and Changes During the Reporting Period

Our Bank has a broadly-based multi-shareholder structure based on domestic capital. As of end-2006, there were 269 shareholders (not including those who held publicly-traded stock).

During 2006, the Bank's YTL 240 million capitalization was increased by YTL 60 million (in cash) in a public offering in which the right of existing shareholders to acquire the newly issued shares was entirely restricted. The YTL 60 million in shares paid for in cash and shares belonging to ten shareholders with a nominal value totaling YTL 9 million that had been the subject of a supplementary sale began trading on the İstanbul Stock Exchange under the symbol ASYAB on 12 May 2006.

The table below shows the Bank's shareholder structures before and after the public offering and as of 31 December 2006.

Before public offering	%	After public offering	%	31 December 2006	%
Group A (Preferred stock) 120,000,000	50	Group A (Preferred stock) 120,000,000	40	Group A (Preferred stock) 120,000,000	40
Group B 120,000,000	50	Group B (Not ISE listed) 111,000,000	37	Group B (Not ISE listed) 75,993,736	25
		Group B (ISE listed) 69,000,000	23	Group B (ISE listed) 104,006,264	35
Total 240,000,000	100	300,000,000	100	300,000,000	100

During 2006, 70 of our existing shareholders applied to the Central Registry Agency to have their unlisted Group B shares with a total nominal value of YTL 35,006,264.00 sold on ISE.

Shareholders who hold preferred shares and their shareholding interests

Holders of Group A shares, which give them the right to designate candidates to be elected board members and statutory auditors under articles 32 and 49 of our articles of incorporation, who were registered in the Bank's shareholders register as of 31 December 2006 are shown below.

Rank	Name Surname / Title	Share%
1	KENAN KELEKÇİ	0,30
2	NUR BİLGİNOĞLU ANAÇ	0,37
3	SONER EKEN	0,05
4	CEMİL TAN	0,08
5	İBRAHİM YÖNDEM	0,05
6	RECEP ÖZDEMİR	0,04
7	NİYAZİ YILDIRIM	0,05
8	MEHMET FIRAT	0,01
9	MEHMET EMİN BAYRAM	0,05
10	AHMET TURALİOĞLU	0,06
11	MEHMET COŞKUN	0,19
12	RIDVAN GÜNGÖR	0,05
13	HASAN KURT	0,05
14	AHMET EVCİ	0,10
15	MAHMUT NEDİM UĞUR	0,03
16	KEMAL ÖZKARAGÖZ	0,10
17	BJ TEKSTİL TİCARET VE SANAYİ A.Ş.	5,00
18	ÖMER BİLGİNOĞLU	0,56
19	İLHAMİ NEGİŞ	0,37
20	ADNAN AKSOYLAR	0,17
21	ZEKİ MURAT AKHAN	0,05
22	MEHMET FEVZİ YÜCE	0,03
23	MUSTAFA ÖZAYDINLIK	0,08
24	HÜSEYİN ÇELİK	0,25
25	AŞIR TAŞKIRAN	0,05
26	ERDAL BABADAĞ	0,02
27	HÜSEYİN KAYIKÇIOĞLU	0,05
28	AYŞE İFAKAT BİLGİNOĞLU	0,38
29	YALÇIN ATİLLA KURTULUŞ	0,02
30	YUSUF GÜLEN	0,20
31	NAMIK KEMAL ŞİMŞEK	0,13
32	SALİH SEYHAN	0,05
33	ENVER ÖZEREN	0,05
34	HASAN KIRGÖZ	0,03
35	MUSTAFA ÜNLÜ	0,04
36	HÜSEYİN FİKRET ŞAHİNBAŞOĞLU	0,05
37	SADIK GÜLEN	0,20
38	ADNAN ÖZATA	0,01
39	ATIF BİLGİN	0,50
40	FARUK BİLGİNOĞLU	0,38
41	NURİ ALIM	0,25
42	HASAN KEKLİK	0,05
43	ORHAN ŞEKER	0,20
44	İSLAM KAYA	0,02
45	ASIM SAYIN	0,42
46	CEMİL GÜRLEROĞLU	0,05
47	NİYAZİ DERE	0,07
48	MÜYESSER KARADAYI	1,01
49	BURAK SERDAROĞLU	0,12
50	GÜLSÜM BETÜL KARAGÖZ	0,90
51	İSMAİL CEM ÇİTAK	0,05
52	AHMET TÜYSÜZ	0,10
53	İBRAHİM SAYIN	3,52
54	ERDOĞAN USTAÖMER	0,05

Rank	Name Surname / Title	Share%
55	HASAN KARATAY	0,77
56	ELİF BİLGİNOĞLU	0,37
57	KAMİL DERE	0,03
58	ALİ RIZA TANRISEVEN	0,88
59	MUSTAFA ATÇI	0,00*
60	MEHMET SIDDIK TEKİN	0,33
61	HAKKI COŞKUN	0,19
62	NÜSRET BARIŞ	0,02
63	HÜSEYİN DUĞRAL	0,02
64	LUTFİ ACET	0,17
65	RECEP BAHTİYAR	0,05
66	AHMET RUHİ ÜNLÜ	0,09
67	KADRİ SARIKURT	0,10
68	SABRİ ESEN	0,05
69	RAHMİ PEKER	0,50
70	SAFFET ÇERÇİ	0,20
71	MUSTAFA NAZIM ULUSOY	0,13
72	MURAT SUNGURLU	0,27
73	EROL AKTÜRK	0,08
74	ÖMER TURALİOĞLU	0,06
75	ORTADOĞU TEKSTİL TİC. SAN. A.Ş.	9,44
76	MUSA KORKMAZ	0,05
77	M. ABDULCEBBAR EZGİN	0,10
78	NEGİŞ GİYİM İMALAT VE İHRACAT A.Ş.	4,76
79	İLHAMİ GÜLEN	0,20
80	KAMİL TOPÇU	0,14
81	NUMAN UZUN	0,25
82	FATİH ÖZKARAGÖZ	0,28
83	ABDURRAHMAN ÇAKAR	0,13
84	AHMET ÇELİK	0,60
85	ÜMİT TOPUZ	0,10

Rank	Name Surname / Title	Share%
86	EROL ÖZATA	0,01
87	MEHMET KATIRCI	0,09
88	ADNAN OSMAN GÜLDAŞ	0,05
89	İRFAN HACIOSMANOĞLU	2,21
90	ALİ AKÇAY	0,03
91	SEYYİTHAN TAN	0,48
92	TEKSEN TEKSTİL END. A.Ş.	1,54
93	MUAMMER İHSAN KALKAVAN	1,52
94	MUSTAFA ÖZGÜN	0,09
95	SEMİH SERHATLIOĞLU	0,23
96	MUSTAFA ÇAKAR	0,13
97	BURHAN KURT	0,13
98	MUSTAFA ÇELİK	0,00*
99	MUSTAFA ŞEVKİ KAVURMACI	0,75
100	VECİHİ ALİKOÇ	0,04
101	MELTEM TURİZM İNŞ. TİC. A.Ş.	0,03
102	TACETTİN NEGİŞ	1,56
103	İSMAİL ÖZEN	0,50
104	NURETTİN EROĞLU	1,56
105	FEHİM ARICI	1,55
106	KAZIM TÜRKKAYNAĞI	0,01
107	ALİ AKIN	0,34
108	MEHMET NEVZAT KOÇAK	0,05
109	MEHMET HANİFİ TURALİOĞLU	0,06
110	YAŞAR ŞEKER	0,00*
111	NEZİHİ ALİKOÇ	0,04
112	AYDAN AYDIN SAĞLIK	0,01
113	FORUM İNŞAAT DEKORASYON TURİZM SAN. VE TİC. A.Ş.	4,12
114	AYKUT BÜYÜKEKŞİ	0,25
115	MEHMET SEMİH DOĞAN	0,10
116	MESUT KUŞOL	0,06

Rank	Name Surname / Title	Share%
117	ABDULLAH YAVAŞ	0,05
118	ARZU SİLAHTAR	0,38
119	HADİ ÇAKAR	0,10
120	MUSTAFA ÖZATA	0,05
121	ABDULLAH ÖZATA	0,01
122	AYHAN KALAYCI	0,03
123	HÜRRİYET ÖZATA	0,01
124	SADİ ÇAKAR	0,10
125	ETHEM DİZDAR	0,05
126	CEMAL KALAFAT	0,05
127	CAHİT DEĞERLİ	0,03
128	MESUT KIZILHİSAR	0,33
129	MEHMET TORUN	0,11
130	ABDULKADİR KONUKOĞLU	5,58
131	KEMAL ELİBAL	0,50
132	MUSTAFA AKBULUT	0,03
133	CELAL KARAYOL	0,33
134	AHMET NURİ EKİZ	0,10
135	İSMAİL KIRGÖZ	0,20
136	HASAN SAYIN	3,56
137	İDRİS ÖZDEMİR	0,39
138	CENGİZ ÇIRAK	0,05
139	TURAN KURT	0,13
140	RECEP AĞAÇ	0,01
141	NURİ DUMAN	0,45
142	GALAKSİ İNŞAAT TEK.SAN.A.Ş.	0,50
143	MEHMET FAYİK ESEN	0,05
144	YÜKSEL DEMİRCİ	0,05
145	ALİ ÖZTURAN	0,03
146	AHMET YAŞAR	0,02
147	ARİF BAŞOĞLU	0,08
148	HÜSEYİN KUŞOL	0,08
149	HASAN KUŞOL	0,07
150	AVNİ KUŞOL	0,06
151	AHMET ÖZATA	0,01
152	BİRİM BİRLEŞİK İNŞAATÇILIK MÜMESSİLLİK SAN. VE TİC. A.Ş.	4,94
153	CENGİZ MANAV	0,00*
154	RIFAT BİLGİNOĞLU	0,56
155	SİNAN SARAÇ	0,10
156	ŞENOL YILDIZ	0,05
157	DERVİŞ İNCE	0,05
158	MEHMET EMİN HASIRCILAR	0,23
159	TUNCAY BAYDAK	0,05
160	İNCİ AKYOL	0,00*
161	YAVUZ CANİKLİ	0,44
162	OSMAN CAN PEHLİVAN	4,00
163	HASAN KUTLUTAŞ	0,05
164	SALİH SARIGÜL	1,06
165	HASAN YILMAZ	0,05
166	KOÇKAYA MOTORLU ARAÇLAR SAN VE TİC A.Ş.	0,07
167	KAZIM AFŞAR	0,50
168	YALÇIN AKARSU	0,15
169	MEHMET GÜLEN	0,20
170	MUAMMER YURTSEVER	0,02
171	MUSTAFA CEMALOĞLU	0,50
172	YALÇIN ERCAN	0,11
173	ALİ YARKIN	0,50
174	SADIK TUĞCU	0,25
175	AHMET TUNA	0,05
176	AHMET SARIKAYA	0,01
177	MEMET FIRAT	0,19
178	TURAN BOZTEPE	0,05

Rank	Name Surname / Title	Share%
179	MEHMET EMİN KARA	0,20
180	YAKUP ÖZATA	0,01
181	HALİL İBRAHİM CEYLAN	0,25
182	RAFET ÖZEREN	0,05
183	ZEKİ DEMİRTAŞ	0,25
184	MEHMET KAFARCI	0,50
185	ALİ RIZA UYSAL	0,05
186	A. SELÇUK BERKSAN	0,18
187	DOĞAN ÇETİN	0,05
188	ERGİN TONYALI	0,05
189	ZİYA BAŞCI	0,03
190	AHMET ÇELİK	0,05
191	SÜLEYMAN ÇETİNSAYA	0,13
192	MEHMET DALĞIN	0,04
193	HALİS TAN	0,33
194	MUZAFFER MUSTAFA KADIOĞLU	0,25
195	ERHAN KALAYCI	0,03
196	OSMAN GÜRBÜZ ÖZKARA	0,19
197	FEVZİ GÜRSES	0,00*
198	KADİR CEYLAN	0,07
199	VERİM PLASTİK İTH. MAD. A.Ş.	1,78
200	ABDURRAHMAN KOPUZ	1,10
201	IŞIL ABAY	0,37
202	METİN KULABEROĞLU	0,10
203	MEHMET AKÇAY	0,04
204	İBRAHİM ÇAKIR	0,05
205	MUSTAFA KEMAL ÖZDEMİR	0,01
206	AYDINLI HAZIR GİYİM SANAYİ VE TİC. A.Ş.	0,24
207	ALİ AĞAÇ	0,02
208	AHMET BAŞOĞLU	0,21
209	RAMİS ÖZAYDIN	0,05

Rank	Name Surname / Title	Share%
210	OSMAN SEZER	0,05
211	KARAKAYA YEDEK PARÇA VE OTOMOTİV SAN. TİC. LTD. ŞTİ.	0,04
212	ZEKAİ ÖZTÜRK	0,04
213	MUSTAFA DEMİR	0,05
214	ZÜBEYİR BARIŞ	0,05
215	HÜSEYİN GÜZEL	0,09
216	MEHMET TARI	0,25
217	KAMİL KANDEMİR	0,01
218	VİLDANE KILIÇ	0,13
219	FAİK GÜN	0,05
220	KAMİL YAVUZ MALKATAN	0,05
221	AHMET AKGÜL	0,03
222	İBRAHİM TULUM	0,06
223	ADEM ACAR	0,24
224	MEVLÜT KAKLIK	0,20
225	TAHSİN TEKOĞLU	0,00*
226	SELAHADDİN KUŞOL	0,06
227	KADİR KAYALI	0,50
228	YUSUF DURMUŞ	0,05
229	AHMET HAMDİ ÇAKMAZ	0,20
230	MUSTAFA BİLGİN	0,05
231	ALİ İHSAN BOSTAN	0,50
232	LİNATEKS TEKSTİL İTHALAT İHRACAT SAN. VE TİC. LTD. ŞTİ.	0,25
233	ALİ GÜLEN	0,20
234	MEHMET SALİH KONAKÇI	0,51
235	NAİL KIYGIN	0,91
236	MUSTAFA KOÇ	0,26
237	HARUN ŞİMŞEK	0,40
238	MUSTAFA DUĞRAL	0,26
239	MEHMET ŞİMŞEK	0,05
240	MEHMET ELDEM	0,03

Rank	Name Surname / Title	Share%
241	ŞÜKRÜ MURAT ÖZCAN	0,05
242	SAMİ KARAHAN	0,06
243	MUSTAFA VURAN	0,06
244	AVNİ ERTANSEL	0,05
245	HALUK TUNÇAK	0,12
246	MURAT ULUS	0,00*
247	MEHMET ŞEVKİ EROL	0,16
248	MUSTAFA AYDIN KOYUNCU	0,80
249	ŞERAFETTİN ÇAKAR	0,13
250	İRFAN SARI	0,05
251	FAZLI ÖZALP	0,09
*	Shares which have been transferred to third parties but which have not been entered into the shareholders' register because Banking Regulation and Supervision Agency approval has not been forthcoming	3.62
TOTAL		100.00

*Shares which have been transferred to third parties but which have not been entered into the shareholders' register because Banking Regulation and Supervision Agency approval has not been forthcoming	
4,340,480.00	3.62
120,000,000.00	100.00

A Group Pending as of 31 December 2006 for Approval for BRSA

Name Surname / Title	YTL
AYDAN AYDIN SAĞLIK	1.972.000
MUAMMER İHSAN KALKAVAN	932.340
ORTADOĞU TEKSTİL TİC. SAN. A.Ş.	780.360
SERRA TURİZM LTD. ŞTİ.	655.780
TOTAL	4.340.480

(*) values less than per ten thousand are shown as "0.00" in the table.

Shares Held by the Chairman and Members of the Board of Directors, by the CEO, and by Executive Vice Presidents

Information about shares owned by our Bank's chairman, board members, CEO, and executive vice presidents according to our Bank's shareholders register as of 31 December 2006 is presented below.

Title	Name Surname	Share %
Chairman	Tahsin Tekoğlu	0.0003
Board Member	Mustafa Şevki Kavurmacı	0.5316
	Abdurrahman Selçuk Berksan	0.0733
	Salih Sarıgül (*)	0.6350
	Tacettin Negiş	1.2616
	Cemil Özdemir	0.0003
Board Member, President & CEO	Ünal Kabaca	0.0542
Executive Vice President	Ünsal Sözbir	-
	Ayhan Keser	0.0016
	Mustafa Büyükateş	-
	Yusuf İzzettin İmre	-
Statutory Auditors	Ali Akbulut	0.0002
	Ahmet Çelik	0.4833
	Atıf Bilgin (**)	0.3433

* Statutory auditor Salih Sarıgül was appointed to replace Turgut Aydın, who had resigned his seat on the board.
** Atıf Bilgin was appointed to replace Salih Sarıgül as a statutory auditor.

Message on behalf of the Board of Directors

In 2006, which marks the beginning of its second decade of life, Bank Asya took a number of major steps forward such as a name change and a public offering.



Turkey's youngest participation bank, in the course of just ten years Bank Asya has achieved important successes as a respected institution in the Turkish financial system and without having sacrificed any of its distinctive values. Today it ranks among our country's most distinguished companies.

Having been the author of numerous important successes in the course of the past decade, Bank Asya's development over the last few years is worthy of note. In the aftermath of the country's economic crisis of 2001, Bank Asya embarked upon a process of sound and balanced growth in line with its strategic plans. The company exceeded its targets in 2003 and 2004 by substantial margins. In 2005, a year in which macroeconomic balances remained firm to a substantial degree; Bank Asya was one of our country's most active banks thanks in particular to its superior performance in corporate and commercial banking.

In 2006, which marks the beginning of its second decade of life, Bank Asya took a number of major steps forward such as a name change and a public offering. After undergoing the change of name, the public offering (the planning of which had been going on since 2002), was successfully conducted with record-breaking interest in the shares. The demand for the shares both nationally and internationally, which was about 50 times the number offered, showed investors' confidence both in Bank Asya and in Turkey.

As the first participation bank in Turkey to go public, Bank Asya joined the İstanbul Stock Exchange (ISE) on 12 May 2006. Despite market volatilities experienced at the time, Bank Asya's shares successfully remained on course. Originally included in the National 100 index, the company's shares succeeded in joining the ISE-30 index as of the beginning of 2007. Our Bank has had a multi-shareholder structure since its inception and with this public offering it expanded its shareholder base even more. The principal reasons for the strong interest in Bank Asya's shares unquestionably are the soundness of the Bank's financial structure, its successful performance, and especially the expectations about Bank Asya's future harbored by international investors who discovered an opportunity to become better acquainted with the Bank due to the public offering.

Our knowledge and experience in the matter of lending the resources we take in to the real sector, our customer-focused service approach, our effective and nimble organizational structure, and especially our performance in corporate and commercial lending all contributed towards our ending 2006 as one of the most active banks in our country.

Loans extended to SMEs accounted for something over 60% of our total lending portfolio last year. Among the SME group, the sectors to which the most lending

was directed were construction and its ancillary sectors, health, and metalworking. In addition to these, our involvement in EU-project waste treatment, environmental cleaning, and high-tech sectors will be continuing on an ever more increasing scale in the period ahead.

Bank Asya continues to provide foreign trade financing for Turkish companies and support especially for the international projects undertaken by Turkish contractors. The import and export transactions handled by Bank Asya in 2006 accounted for about 2.5% of Turkey's total foreign trade. We foresee that this share will continue to increase cumulatively in the years ahead. The EUR 25 million murabaha loan that was obtained from Standard Chartered Bank in August last year and other deals similar in nature once again revealed the confidence that international financial markets have in Bank Asya.

Having completed its tenth success-filled year, Bank Asya will be striving with determination and commitment to be the author of even more new undertakings in 2007. While corporate and commercial customers make up the great bulk of its portfolio, Bank Asya continues to grow strongly in retail banking as well and is advancing rapidly towards becoming an important actor in that market segment. In addition to investments in non-branch alternative delivery channels such as the internet and a call center, the Bank is working without letup to extend its branch network as well.

The successes achieved so far are certainly important but nevertheless the point we have reached can never be enough. Our horizon is not limited to our own country and our goals are great. In the period ahead we will still have a long way to go and much that will need to be done. Plans to take our subsidiaries public are proceeding successfully in line with these projects. We have every confidence that the successes we achieve in these projects will be every bit as great.

Bank Asya will continue to advance successfully on its course of becoming a financial player on a global scale by further increasing its service speed and quality and by expanding its array of products. At a time when competition is already intense and will become even more so in the years ahead, our greatest strength lies in our values as well as in our knowledge and experience, our technological muscle, and our absolute determination and will to achieve our aims.

The resources devoted to training for the purpose of supporting our personnel and making them more effective will be increased as will our investments in technology. Just as in the past so too in the future, Bank Asya will continue to be vigorous and

The demand for the shares both nationally and internationally, which was about 50 times the number offered, showed investors' confidence both in Bank Asya and in Turkey.

active through high levels of success in personnel training and supervision by means of position assignments and rotations. Through our performance-based compensation policies and career planning, our employees think like business owners and they will continue to progress confidently and loyally.

Along with each new year's balance sheet and budget, Bank Asya continues to formulate, discuss, and adopt a five-year plan in which the Bank's goals in the years ahead are identified. In this way, be it today or ten or twenty years from now, at any moment Bank Asya's five year plan and projections are always ready and serve as a guide. Bank Asya's senior management knows that its duty is not just to oversee the successes of the present, but to plan the successes of the future and they will continue to do so no less effectively in the future. In this way Bank Asya, its Board of Directors, its statutory auditors, and its senior management will remain vigorous and active and continuously renewed in their success. By developing its corporate governance systems and building upon its own unique characteristics, Bank Asya will grow and flourish along with our country.

Looking forward from the point that we have reached today I can see Bank Asya ten years in the future and I am excited by what I see: a bank with assets measured in billions of dollars and contributing towards national and international successes. I sincerely believe that we will translate this excitement as well as our dedication to service and our sense of duty into even greater successes.

I consider it a fortunate duty to extend our gratitude to everyone who has given generously of their moral support since the day Bank Asya was founded: our elders, our colleagues, and you our valued shareholders. I also thank our employees for making Bank Asya what it is today, our correspondent banks for the strength of their relationships, and our customers for having confidence in us and for providing us with the motivation to do even better.

In closing, it is my earnest wish that Bank Asya's general meetings should continue to be held in health and peace for many more years to come and be propitious occasions. I entrust you all to God and extend my love and deepest respects.

Tahsin Tekoğlu
Chairman of the Board of Directors

Having completed its tenth success-filled year, Bank Asya will be striving with determination and commitment to be the author of even more new undertakings in 2007.

CEO's Message



It gives me pleasure and satisfaction to respectfully announce to you all that our Bank completed 2006, the year marking the end of its first decade of operation since its founding, by achieving all the macro-level objectives which we had set for the year and which we had imparted to you in various ways. I also wish to express my belief that the discussions we have with you in the course of this general meeting will contribute significantly towards our Bank's future scenarios.

In May of last year we completed the long-discussed public offering of a block of our Bank's shares as planned. Thanks to our Bank's financial data as well as to the stable economic environment existing in our country, this flotation attracted record-breaking demand, about fifty times the number of shares being offered. This enormous attention earned the praise of capital markets not just in Turkey, but also all over the world. In a very short time, trading in our shares resulted in their inclusion in the ISE-30 index, this fact is the market's affirmation that this attention was merited indeed. In response to the growth strategy we have been following and to the corresponding development in our profitability, our Bank's shares closed their initial half-year of trading among the companies generating the highest yields in 2006 on the İstanbul Stock Exchange.

Our business model enabled us to make it through the volatilities experienced in May and June in our country's markets unscathed. Indeed, in consequence of the higher rates of lending that ensured, our pre-tax profit increased 96%, well above our target, and reached YTL 196 million.

Supported by the YTL 210 million taken in as a result of the public offering and a net current profit of YTL 146 million last year, our shareholders' equity stood at YTL 633 million at end-2006, a 114% year-on rise compared with 2005. Our average net return on assets was 4.3%. In keeping with this performance, our Bank closed the year as the sector's most profitable with a net profit margin of 8.3%.

For our Bank, 2006 will be remembered as a year in which it was the sector's fastest-growing bank with assets up 60%, current and participation accounts up 49%, cash lending up 46%, and non-cash loans up 60%. At the same time, important investments were undertaken during the year to expand our array of banking products and services, and it is planned to continue with even more investments of this sort in 2007. With the addition of 20 new branches, our Bank's branch network increased to 92. We have set a goal of increasing the number of branches to 117 by end-June 2007 and the number of employees to 2,600.

While we strongly believe that 2007 will be a year of continued economic stability, the possibility that there may be short-term volatilities stemming particularly from externalities is being carefully monitored by our management team and measures to counter them are being taken as necessary. The conduct of the upcoming elections in accordance with democratic rules and practices will enable our country to take its place in history as a most important step in its relations with the civilized world. From the standpoint of its EU membership, it is very important that the economic and political stability that has been achieved in the last few years not be interrupted, particularly over the course of the next half-decade.

The results shown in our 2006 balance sheet and profit/loss statement are a reflection of the loyalty and dedication that Bank Asya employees put forth and of the efforts and sacrifices that they made all year long. I take this occasion as I stand before you to congratulate all my colleagues and to express my thanks to them.

As we advance into the future on our chosen path as Bank Asya, we sincerely believe that our successes will continue and increase as we keep abreast of modern banking approaches and practices and implement them while remaining committed to our own values. In your presence I extend my thanks and respects to all our stakeholders who share in this belief of ours and whose support we feel is always at our side.

Ünal Kabaca
President & CEO

In response to the growth strategy we have been following and to the corresponding development in our profitability, our Bank's shares closed their initial half-year of trading among the companies generating the highest yields in 2006 on the İstanbul Stock Exchange.

The Turkish Economy and Financial Sector

Spurred however by impaired expectations brought on by rises in interest and exchange rates in the wake of market volatilities in May, inflation began to rise once again.

Overview

In the first quarter of 2006, inflation remained on course in line with the year-end targets set by the Turkish Central Bank in its newly-adapted inflation-targeting policy. Spurred however by impaired expectations brought on by rises in interest and exchange rates in the wake of market volatilities in May, inflation began to rise once again.

Although exchange rates did contract somewhat after the May volatility, the decreases were not significant and while inflation ended up well above the target it was still in the single-digit range.

2007 will be a year of two critically important elections. Political uncertainties increase the risk of being unable to meet targets in inflation and other economic parameters.

In June, the twelve-month rise in the consumer price index broke into the double-digit range. After October this trend reversed itself in response to modest contractions in exchange rates, lower clothing prices, and weaker oil prices on international markets. At year-end it was back in the single-digit range, albeit just barely at 9.65%.

Elements of risk such as elections that must be held in Turkey in 2007, disruptions in international liquidity flows brought on by rising interest rates, and increases in oil and commodity prices could all prevent CBT's inflation target from being met.

The central budget showed a YTL 3.9 billion deficit at end-2006 although the non-interest surplus target was met. The contraction in the stock of public debt continued.

The overall improvement in the national budget continued in 2006. The two biggest contributors to this improvement were revenues from privatizations and from the Savings Deposit Insurance Fund though economic growth and a rise in imports also supported the increase in tax revenues.

In the twelve months to end-2006, central budget expenditures and revenues amounted to YTL 175.3 billion and YTL 171.3 billion respectively. The non-interest surplus, which is one of the most important indicators of budget performance however weighed in at YTL 41.9 billion, well above the budgeted target of YTL 32.2 billion.

The total stock of public sector debt in 2006 was up YTL 13 billion over the previous year and reached YTL 344.8 billion. According to Treasury-announced figures, YTL 216.8 billion of that debt is in Turkish liras, YTL 126.4 billion is in various foreign currencies, and the remaining YTL 1.7 billion is foreign currency indexed. Despite the net increase in public debt, the ratio of the stock of debt to GNP continued to fall, which is an indication that overall indebtedness is declining.

The foreign trade deficit is believed to have increased 19.8% to USD 51.9 billion while the ratio of the current account deficit to GNP was 8.5%. The strong rise in foreign direct investment however mitigates worries about the current account deficit.

Exports in 2006 rose 15.9% compared with 2005 and were worth USD 85.1 billion while imports were up 17.3% and weighed in at USD 137 billion. The foreign trade deficit thus grew 19.8% in 2006 to USD 51.9 billion. In 2005, Turkey's exports corresponded to 62.9% of its imports by value; in 2006 this ratio remained virtually unchanged at 62.1%.

Despite increases in exports and a strong Turkish lira, the current account deficit continued to rise in 2006 and reached USD 31.2 billion due largely to more expensive oil (which makes up a significant share of Turkey's imports), strong demand for imported inputs and intermediary goods used in production, and a decline in tourism revenues. Foreign direct investment was up 116% year-on, going from USD 8,735 million in 2005 to USD 18,863 million in 2006. The greater part of these capital inflows were used to finance company acquisitions. Net capital inflows were up 66% and reached USD 34,050 million.

Growth slowed down in the last quarter in response to rising exchange and interest rates. GNP growth in the first three quarters was 5.6%.

The growth trend that began in 2002 continued in 2006 and the Turkish economy experienced its 19th quarter of uninterrupted growth last year. GNP growth in the first three quarters of 2006 was 5.6%.

Growth rates in the first two quarters of the year were high but in the third, the effects of higher exchange and interest rates began to make themselves felt and growth that quarter slipped to 3%, which is the lowest level of single-quarter growth witnessed in the last three years. Nevertheless on the basis of the Q4 industrial output index, export figures, capacity utilization rates, and similar clues, it is believed that overall growth was above the year's 5% target.

Growth slowed down in the last quarter in response to rising exchange and interest rates. GNP growth in the first three quarters was 5.6%.

The banking sector's assets increased 22% in 2006... The same growth trend is expected to continue in 2007...

When 9-month growth figures are examined on a sectoral basis, we see that there was a 1.2% contraction in agriculture while the fastest-growing sector was manufacturing, whose performance was aided by a rise in exports and by only a modest decline in domestic demand. In services, growth in the demand for housing slipped to 20.1% in response to higher interest rates, which in turn led to a 24.3% contraction in construction compared with the same 9-month period of 2005.

The unemployment rate in November 2006 was 9.6%. The number of people employed in farming during the year declined 8 thousand while the total number employed in non-agricultural sectors rose 705 thousand. Year-to-year, the rate of non-agricultural unemployment slipped from 13.7% in 2005 to 12.2% in 2006.

ISE peaks at 48,000... Foreign investors still account for a high percentage of trading...

The ISE-100 index reached a record-breaking 48,000 in the first quarter of 2006, buoyed up by optimism in global markets, profitability expectations, and a number of successful public offerings. There were particularly significant rises in the shares of companies in sectors such as banking and construction into which there were strong foreign direct investment inflows. In the wake of the market volatilities experienced in May however, there were severe corrections on the ISE and in June, the ISE-100 index fell to as low as 31,000.

In the second half of the year, the US Federal Reserve refrained from pushing interest rates any higher and oil prices began to subside. These two developments, combined with a relaxation in global liquidity, renewed international investors' appetite for risk. A new round of buying drove the ISE-100 index back up to something over 40,000 in the last quarter of the year. Despite this Q4 recovery however, it was not enough to recoup the losses that had been sustained during the year. In a year in which most other developing market stock exchanges showed net gains, the ISE-100 index closed with a more than 5% net loss on a USD basis, only a part of which can be ascribed to the depreciation in the value of the Turkish lira.

There was no significant change in foreign investors' share of ISE holdings, which moved in the 65-67% range in 2006. However, their net purchases amounted to only USD 1,144 million, which represents a huge (72%) decline compared with 2005.

Financial services industry

The banking sector's assets increased 22% in 2006... The same growth trend is expected to continue in 2007...

According to Banking Regulation and Supervision Agency figures, the banking sector's total assets increased 22% on a Turkish lira basis in 2006 and reached YTL 499.7 billion. During the same period, the number of branches in operation increased by 488 while there was a net 8.2% rise in personnel, which numbered 143,168 people. Participation banks accounted for 2.7% of the sector's assets last year. The sector's overall capital adequacy ratio rose to about 22.2% as a result of an increase in its equity and a decline in its value at risk levels. In 2006, there was a 22% rise when compared to 2005 in deposits taken in by banks, which reached YTL 307 billion. In 2006, banks' lendings were up an even stronger 40% at YTL 219 billion. In terms of individual lending categories, personal loans were up 48% and consumer loans 62% while the increase in credit card debt was a much more modest 25%. In the first half of the year, home-finance loans rose an even stronger 66%, but in the second half the increase in this category was a dismal 10%, said to be the result of a rise in the average interest rates on home finance lending from 1.08% to 1.90%.

The share of foreign ownership in the Turkish banking industry continued to increase as a result of new acquisitions in 2006. Banks in which there is foreign capital interest accounted for a 27.6% share of the sector's lending and a 20.6% share of its deposits last year. According to end-November figures, which do not include ISE holdings, such banks controlled a 26.16% share of the sector's aggregate balance sheet and a 13.1% share of its total assets.

Banks' and participation banks' return on equity and return on assets rose overall in comparison to 2005.

Though the banking sector's before-tax profit performed almost an equal in increase in 2006, the net after-tax rose from YTL 6 billion to YTL 11.5 billion particularly due to the reduction in the corporate tax level from 30% to 20%. The sector's return on equity and return on assets rose to 20% and 3%, respectively. Participation banks' return on equity increased from 27% in 2005 to 31% in 2006.

Banks	December 2006
Loans/Total Assets	44%
Portfolio of Securities/Total Assets	32%
Deposits/Total Assets	62%
Shareholders' Equity/Total Assets	12%

Participation Banks	December 2006
Loans/Total Assets	75%
Portfolio of Securities/Total Assets	0%
Deposits/Total Assets	82%
Shareholders' Equity/Total Assets	11%

Source: Banking Regulation and Supervision Agency

Profitability Ratios of the Banking Sector


30
25
20
15
10
5
0
12
2
27
3
20
3
31
3
Banks
Participation Banks
Banks
Participation Banks
2005
2006
Return on Assets (%)
Return on Equity (%)

Participation banks in 2006...

Participation banks continued to grow in 2006. As of end-November there was a 52.4% rise in their total lending while their total deposits were up 40%. This growth raised the ratio of their loans to deposits from 76% in 2005 to 82.4% in 2006. Their non-performing loans by comparison rose 20% year-to-year from YTL 105 million to YTL 126 million.

Selected Balance Sheet Figures of Participation Banks

	2003	2004	2005	2006	2005-2006 %
Assets	12 months	12 months	12 months	12 months	Change
Liquid Assets	956	1,547	1,891	2,747	45.3
Loans	2,542	4,255	6,062	9,240	52.4
Leasing Receivables	511	744	718	794	10.6
Fixed Assets (Net)	719	568	216	228	5.6
Non-Performing Loans (Net)	232	91	105	126	20.0
Liabilities					
Current Accounts	872	1,327	1,630	2,426	48.8
Participation Accounts	3,164	4,707	6,348	8,787	38.4
Deposits	4,036	6,034	7,978	11,212	40.5
Short Position (USD million)					
Position in Balance Sheet	-65	21	77	-53	-169
Net General Position	-65	1	6	398	6,533.3

Source: State Planning Organization

Participation banks continued to grow in 2006.

BANK ASYA:
ACTIVITIES IN 2006

BANK ASYA

Corporate and Commercial Banking

Breakdown of Bank Asya's Total Assets (%)


100
80
60
40
20
0
3
80
2
15
2
74
2
22
2005
2006
Liquid Assets
Total Loans
Fixed Assets
Other

Breakdown of Bank Asya's Total Liabilities (%)


11
6
1
82
15
6
3
76
2005
2006
Deposits
Other
Borrowings
Shareholders' Equity

Corporate Banking

In the second half of 2004, the corporate marketing division was split into two departments and a commercial marketing division was also set up in order to create a more effective marketing organization. Today, Bank Asya's corporate marketing department has been reorganized to better suit the Bank's growth targets, dynamic structure, and pioneering strategy.

Seeking to meet firms' needs with quick and effective solutions in line with its high-quality and customer-focused service approach, in 2006, Bank Asya increased the number of its corporate marketing staff that it employs to provide special service to firms whose dimensions meet specific criteria. As of end-2006, Bank Asya had changed its corporate banking organizational structure in keeping with changing customer and market conditions. Through its distinguished service approach in the intensely competitive corporate banking environment, Bank Asya will continue to be an important actor in the future, as it has been in the past.

Growing, developing, and continuously renewing itself, Bank Asya's objectives in corporate banking are to:

- Meet the needs and expectations of customers in the quickest way possible.
- *Offer customers a complete line of products from classical banking instruments* to project finance and maximize its share of these markets while also developing new products.
- Develop relations with existing customers while continuing to add new ones to the portfolio.
- Continuously improve profitability.

Through a corporate branch located in Ankara and two corporate portfolios in its headquarters unit, Bank Asya serves firms in different sectors that distinguish themselves by virtue of their asset and turnover dimensions. This approach makes it possible to better serve such customers, whose expectations are quite different from those of customers in other segments, while also ensuring that risks are analyzed on a more sound basis. Bank Asya will soon be increasing the number of its specialized corporate branches to six with the addition of five more: 3 in İstanbul and 1 each in Bursa and İzmir.

This new structure will be followed by customer segmentation, which will make it possible for the corporate marketing unit to manage a substantial part of Bank Asya's overall risk exposure. This will go a long way towards preventing any weakening of risk control functions or reduction in their effectiveness due to the greater number of branches.

Commercial Banking

Bank Asya's basic objectives in the business of commercial banking are to provide more effective and productive financing opportunities and to establish long-term, sustainable relationships in the face of intensely competitive and continuously changing conditions in today's financial markets by supplying comprehensive, project-based solutions that meet all of its customers' banking needs. When evaluating loan applications, Bank Asya takes customer and sector segmentation into account along with such factors as security, cash flow, and return and in this way it takes pains to diversify its risks while increasing productivity.

When an organization is growing, there is a risk that its control mechanisms and functions may lose some of their effectiveness. The small to medium-sized enterprises (SME) that make up a substantial part of our customer portfolio and are the lifeblood of our country's economy are rather sensitive to changes in market conditions. The objective of Bank Asya's corporate marketing department is to monitor these firms more effectively and supply them with solutions that meet their real needs. For this purpose, two separate commercial marketing departments were set up in 2006.

Four separate professional portfolio teams are at work in each department and the objective of these teams is to diversify the Bank's risk exposure as broadly as possible and to manage risks by ensuring that all the products that we offer are used productively. Speed and timing are crucial to the ability of companies to conduct their business successfully. For this reason, specially designed packages of products and services are put together according to a customer's particular needs.

In line with its policy of supporting those who are productive, Bank Asya employs a broad array of products, professional portfolio teams, high-tech systems, and different delivery channels to supply its commercial customers with all the banking products they may need, from credit to cash management and from foreign trade finance to investment vehicles. In 2007, Bank Asya will continue to be a comprehensive and fast-responding actor in the business of commercial banking, just as it was in 2006.

Corporate Loans (including leasing) (YTL million)


%43
0
2.591
1.815
2005
2006

Deposits (YTL million)


%49
2500
1500
3.201
2.149
2005
2006

Non-Cash Loans (YTL million)


%60
6.261
3.912
2005
2006

Retail Banking

Bank Asya's innovative approach to retail banking continued to increase both the size of its customer portfolio and its transaction volumes in 2006. In line with this, 20 new branches were opened last year and the number of personnel employed in retail marketing in the Bank's branches rose 35% year-on.

In keeping with its "Different solutions for different expectations" mission, marketing activities in 2006 resulted in a 33% increase in the number of Bank Asya's retail customers, which reached 878,716.

In the second half of the year, the Bank added MasterCard to its credit card product portfolio, which grew 69% year-to-year and reached 364,686 accounts. This number ranks Bank Asya 14th among the Banks that are members of the Interbank Card Center* and first** in the sector in terms of average total expenditure per card.

Along with the increase in card numbers, total card turnover in 2006 rose 49% year-on and reached YTL 1,119 million. Within the framework of the customer-focused service approach that it adheres to, Bank Asya opened a new delivery channel that makes it possible for utility bills to be paid automatically by credit card in its "Give Asya Card instructions and forget about bill payments" campaign.

In 2006, investments were undertaken in systems to allow the Bank's credit card and merchant business operations to be handled within the Bank, and this project was brought to completion in April, making it possible to serve our credit card customers faster and more effectively.

In 2006 the Bank also adopted a principle of working with productive merchant partners. The existing customer portfolio was reviewed with this in mind and the number of accounts in the merchant partner portfolio, including new additions made last year, reached 25,710. Similarly the total POS turnover rose 85% year-on-year and reached YTL 1,780 million. Asya Card users were given additional installment options in special campaigns conducted in 2006 on a regional and vendor basis. Feedback indicates that these campaigns resulted in rises of 300% or more in installment-based sales in some regions.

In 2006 Bank Asya continued to play an active role in housing projects and to offer attractive solutions for the construction industry. In addition to these projects, reduced collision insurance rates were offered on automobile financing loans if the policies were taken out with Işık Sigorta, a Bank Asya-owned insurer. As a result of these campaigns and projects, the total volume of lending to the retail segment by the Bank rose 37% year-on in 2006 and reached USD 260 million in value.

Volume of Retail Loans (YTL million)


%78
431
242
0
2005
2006

Number of Customers


879.000
660.000
467.000
344.000
2003
2004
2005
2006

The growth witnessed in the retail banking segment in 2006 was also to be seen in alternative delivery channels as well. There were increases both in the number of customers making use of these channels and in the number of transactions performed by them. The number of online branch users rose 37% to 186,339 while the number of Alo Asya telephone banking callers more than doubled with 120% to reach 140,472.

In the second half of 2006, a telemarketing team was set up in the Bank's call center and began selling products aimed at increasing cross-sales and product ownership among customers. As a result of these efforts, 9,000 new credit cards*** and 1,200 Işık Sigorta "Education Assurance" insurance policies were sold between July and December.

Total utility bill payments made through the Bank increased 99% year-on in 2006 and reached YTL 217 million in value. A breakdown by delivery channel shows that 51% of these payments were made through branches, 29% were automatic payments, and 20% were made through the Bank's alternative delivery channels.

Bank Asya's school tuition and fee payment system that its expert operational team has been successfully running for years continued strongly in 2006 as well. Last year the Bank handled a total of YTL 200 million in such payments for 52,584 students enrolled in 282 institutions.

In the area of salary payments, visits were made to employers in areas where our Bank has branches and a review was also made of the Bank's corporate customer portfolio to identify those to which salary payment services were not being provided. As a result of these efforts, the number of people whose salaries are paid through Bank Asya rose 75% to 47,224 in 2006.

During 2006, two types of social security premium payments (SSK and Bağ-Kur) were added to the online system as were payments of customs duties. With the addition of SSK premiums to the online branch, there was a 180% year-on rise in such payments through the Bank while tax payments of all kinds were up 103%.

Having surpassed all the performance targets that it had set for 2006, Bank Asya will be undertaking new ventures in 2007, putting its knowledge, experience, and superior human resources to work in its efforts to further advance its position in the Turkish banking industry.

*) *Interbank Card Center statistics (December 2006)*

**) *This ranking is based on January to December 2006 credit card turnovers reported by Interbank Card Center for banks with 10,000 or more credit card accounts.*

***) *Includes sales of both main and supplementary cards.*

Breakdown of Utility Collections by Delivery Channel (%)


Alternative Delivery Channels
20
Branches
51
Automatic Payment Instructions
29

Number of Merchant Businesses


30.000
20.000
10.000
0
6.000
8.000
19.000
26.000
2003
2004
2005
2006

Number of Credit Cards


400.000
300.000
200.000
100.000
0
105.000
146.000
216.000
365.000
2003
2004
2005
2006

International Banking

Volume of Imports and Exports (USD million)


%35
3121
2319
%57
1599
1020
Import
Export
2005
2006

Volume of L/C's (USD million)


%50
1406
939
2005
2006

Foreign Trade

Bank Asya is fully authorized to provide a complete range of foreign trade and foreign exchange products and services just like any other bank in accordance with international banking principles and practices. Bank Asya employs expert personnel who make use of all the means made available by banking today and who are fully committed to customer satisfaction to provide the complete range of foreign trade financing products including letters of credit, cash against goods, prepaid, and acceptance credit import/export transactions; transit trade, local guarantee/counter-guarantee, stand-by letters of credit; export credit agency credit; and international loans and murabaha loans.

Demonstrating its expertise in foreign exchange transactions on major large-volume projects by delivering solutions that demand a high degree of knowledge and experience, Bank Asya became the first participation bank in Turkey to receive the "Perfection in Straight Through Processing" award from Bank of New York, one of the oldest and most highly respected banking institutions in the United States.

During 2006, Bank Asya handled imports worth USD 3,121 thousand and exports worth USD 1,599 thousand, which corresponded to 2.23% of Turkey's total imports and 1.83% of its total exports.

Export Credit Agency covered transactions

Designed to provide exporters with insurance against their importers' country risk, ECA loans provide importers with medium and long-term financing for their purchases. These loans are guaranteed by Bank Asya and have terms ranging from two to seven years. During 2005, our Bank negotiated USD 75 million worth of ECA loans.

Financial Institutions

Bank Asya has an important place in the conduct of foreign trade transactions in Turkey and it has access to a network of correspondent banks in more than 100 countries around the world. During 2006, Bank Asya entered into new correspondent agreements with many foreign banks while continuing to increase the volume of business it did with the support of its existing correspondents.

During 2006, Bank Asya surpassed its previous years' performance in terms of the number and volume of the letters of credit and letters of guarantee that it negotiated. It also increased the volume of its ECA business and cooperated

with many export insurance organizations including Euler Hermes, OEKB, SERV, OND, SACE, Slovak EXIM, US-EXIM, and GSM-102. In the years ahead, Bank Asya will continue to pursue growth in its international trade financing activities and plans to raise its share of this business line from its current 2% to the 5% level.

Cross-border Loans

During 2006, Bank Asya secured a total of USD 80 million in murabaha loans from international banks on terms of one and two years. These loans were used in foreign trade finance and to meet the needs of its customers for medium-term financing.

Bank Asya Ratings

Fitch Ratings, one of the world's leading credit rating agencies, confirmed Bank Asya's "B" credit rating, thereby demonstrating the Bank's reputation and trustworthiness in international markets.

Volume of L/G's Abroad (USD million)


%116
500
400
300
200
100
0
457
212
2005
2006

Quality Management System

Because quality management at Bank Asya is recognized as being an approach to management in which every banking-related process and action is taken into account, quality development activities continued without letup in 2006.

The Bank's ISO 9001-2000 Quality Management System audits were completed in 2006 with zero errors.

In light of the results of the business and process analysis project undertaken in previous years and the existing quality documentation system, work has begun to formulate business processes on an ARIS process modeling and management system.

Bank Asya continued to systematically determine the ideas and opinions of its customers and employees within the framework of its customer-focused management approach. In line with this, the "internal customer satisfaction" surveys that were conducted in 2004 and 2005 were repeated last year to methodically determine changes in employee satisfaction and the results were reported to senior management.

Customer satisfaction surveys have also been launched in different parts of the country for the purpose of identifying customers' expectations.

Employee suggestions that are received via the Asya Suggestion System, which is successfully being used as an element of a participatory management system, are assessed twice a year. In 2006, 20 employees were rewarded for suggestions that were deemed to have merit.

In keeping with the guidelines of effective quality management, work has begun on revising the disaster recovery and business continuity plans so as to encompass all units of the Bank and to ensure that service continues to be provided in the event of an emergency.

Research and Development

In 2006 the Bank reached the highest level since its founding in the conduct of research and development activities in terms of both investments made and time spent. The Bank's infrastructure and technology investments were accelerated. Some of the R&D activities carried out in this area last year are summarized below.

- Development of the first online/offline cryptographic device used in the Turkish banking industry.
- Development of another ground-breaking device that allows users to securely and conveniently make utility bill and credit card payments and accepts and dispenses change.
- Introduction of another Bank Asya first: the first system that allows branches to print cards directly.
- Continued improvements in the uninterrupted service provided to cardholders and merchant partners.
- Data warehousing and business intelligence projects.
- Definition of all of the Bank's processes, organizations, and job descriptions as a Business Process Reengineering product and the identification of Key Performance Indicator parameters.
- Installation of scoring and rating infrastructures and preparations for Basel II.
- SMS banking and mobile phone banking to enable our customers to make use of mobile technologies in the course of their banking activities.

Information Technologies

Our Bank keeps a close watch on developments in information technologies and makes effective and productive use of them. The information technology activities undertaken by the Bank last year are summarized below.

- Work has begun on bringing the credit card and POS services that are currently being outsourced to other firms into Bank Asya, where they will be provided on newly-purchased infrastructure and systems that will significantly increase the Bank's competitive and cost advantages.
- The first phase of the Business Intelligence Project that was launched to examine our customers and the transactions they perform and to report the findings and use them in making strategic decisions was completed and is now in use.
- The SAP program was identified as the one to be used in order to more productively keep track of our non-banking processes (procurements, stock control, help desk, fixtures management, etc). Work is currently in progress to have this program commissioned.
- System and communication infrastructure has been installed at the Bank Asya Disaster Recovery Center located outside İstanbul. Work has begun on backing up all data and programs.
- We continued our project to upgrade banking programs to make use of new technology. Under this heading, work continued on changing banking screens to the microsoft.net environment.

- Government agencies in provinces where our newly opened branches are located have been added to our utility bill payment system, making it possible for those new branches to provide customers with our complete line of retail products.
- Systems were installed to make it possible to actively monitor all system, communication, and operation infrastructure 24*7 and to correct any malfunctions immediately.
- Wireless GPRS connections via Turkcell have been made for vendors with fewer than 5 POS devices and for ATMs in non-branch locations.
- The performance and capacity of our central data warehousing systems have been increased through the use of new technologies.
- Blackberry PDA devices have started to be used to provide access to e-mail and the internet away from bank premises.
- 512 Kb ADSL lines have been installed in all branches as backup data lines.
- Headquarters network infrastructure was renewed.

Corporate Communication and Publicity

In 2006 Bank Asya passed a number of important milestones such as its tenth anniversary and its initial public offering. Aware of the necessity and importance of being in continuous communication with customers, personnel, and media organizations, the Bank carried out its advertising and public relations activities accordingly.

During the year, Bank Asya made its name heard by means of two major advertising campaigns. In addition, the change in the Bank's name was publicized from January to the end of March and associated corporate identity renewal activities were carried out in full and on time. A rather comprehensive communication campaign was undertaken to ensure that both the name change and the public offering that immediately followed it were made known effectively and to the right audiences. The main theme of this campaign was summed up in the slogan "Some things change/But some things don't" which emphasized the message that while Bank Asya had grown and made progress in terms of quantity, amidst all these changes the principles that had existed since the Bank's inception had not changed and never would.

The "We channel your savings into production" campaign that was undertaken during the summer months focused on the advantages of participation accounts

and it informed customers about how and where the funds collected by the Bank in this way were used.

The Bank's "Bank Asya" credit card was re-launched under its new name "Asya Card" in another campaign in September 2006. This two-month campaign, which was conducted throughout all media outlets with the primary focus on television, successfully made the Asya Card name known and increased public awareness of it. The cheerful music and humorous style of the TV ad, which showed Asya Card's advantages by comparing its cardholders with other credit cardholders, was popular with viewers.

Our quarterly corporate magazine Biz Asya continued to appeal to customers while also strengthening in-house communication.

Public relations activities aimed at ensuring that corporate messages were delivered in a timely manner and via the right media continued without letup all year long during 2006. Paralleling its development during the year, Bank Asya's latest growth figures were regularly announced to customers and to the public through the media. The Bank sponsored a variety of activities to emphasize its environmental, artistic, socially sensitive, and sports-loving aspects in addition to its identity as a banking specialist. A variety of events along these lines were organized and publicized during the year.

For the purpose of sharing the exuberance of its 10th anniversary and achieving the highest possible level of in-house communication, a "10th Year Celebration" was organized on 4-5 November at the Bank's headquarters and branches in which more than 2,100 people took part. This event significantly enhanced employee morale and motivation.

Bank Asya Cultural Services

As a consequence of its social responsibility policy, Bank Asya continued to engage in cultural services during 2006 for the purposes of taking responsibility for our historical and cultural values and supporting and promoting our rich cultural heritage. In May the Bank published Sanat Eserine Vurulan Kur'an Mührü, a book by the researcher and Koranic interpreter Dr Murat Sülün in which he explains the relationship between works of art and Koranic verses and hadiths. In October, the Bank published II. Abdülhamid Dönemi Osmanlı Coğrafyası, a book and album of documentary photographs from the 19th century on the geography of the Ottoman Empire during the reign of Abdülhamid II accompanied with explanatory texts by Mehmet Bahadır Dördüncü for today's readers. An exhibition of a selection of photographs used in the book was also held at the Yıldız Sarayı armory.

In 2006 Bank Asya passed a number of important milestones such as its tenth anniversary and its initial public offering.

Bank Asya's Position in the Sector

Participation Banks as of December 2006

Number of Branches



%26
92
%74
264

Number of Employees



%33
2.365
%67
4.742

Deposits (YTL million)



%28
3.201
%72
8.036

Loans (YTL million)



%29
3.060
%71
7.432

Shareholders' Equity (YTL million)



%41
633
%59
927

Total Assets (YTL million)



%30
4.179
%70
9.551

Net Profit (YTL million)



%37
146
%63
245

BANK ASYA

OTHER PARTICIPATION BANKS

Bank Asya and the Turkish Banking Sector: A Comparison

The following tables compare the year-on developments at Bank Asya and in the Turkish banking sector in 2006 on the basis of selected ratios.

Total Assets (%)


70
60
50
40
30
20
10
0
22.81
60.10
Banking Sector Average
Bank Asya

Loans (%)


50
40
30
20
10
0
39.50
46.38
Banking Sector Average
Bank Asya

Deposits (%)


50
40
30
20
10
0
22.33
48.97
Banking Sector Average
Bank Asya

Shareholders' Equity (%)


120
100
80
60
40
20
0
8.89
113.57
Banking Sector Average
Bank Asya

Subsidiaries

Subsidiaries and affiliates (YTL thousand)*	31 December 2006 Value of Stake	%
Asyafin Sigorta Aracılık Hizmetleri Ltd.Şti.	34	95,00
Asya Fin İnşaat Dış Ticaret Pazarlama San. A.Ş.	41.091	99,90
Asya Bilişim Tekn.Tur.İnş. San.ve Dış.Tic. A.Ş.	15.303	99,97
Işık Sigorta A.Ş.	22.855	65,28
Vira Deniz.Nak.Tur.San.A.Ş	58	99,99
Total	**79.341**	

Bank Asya has a number of subsidiaries that are active in insurance and insurance brokerage services, construction and marketing, information technologies, and tourism.

** On 9 February 2007, our Bank's subsidiaries Asya Bilişim Teknolojileri Turizm İnşaat Sanayi ve Dış Ticaret AŞ and Vira Denizcilik Nakliyat Turizm Sanayi ve Ticaret AŞ were merged into Asyafin İnşaat Sanayi Dış Ticaret ve Pazarlama AŞ together with all of their assets and liabilities.*

Işık Sigorta

Celebrating its 10th anniversary in 2006, Işık Sigorta AŞ further strengthened the position in the Turkish insurance industry with its new logo and Bank Asya's 65% controlling stake in the company. The author of many firsts in its sector, Işık Sigorta was the first insurer in Turkey to issue online policies. The company adheres to a customer-focused approach in which it acts as a guide and solution partner, employing expert personnel and a network of more than 300 experienced agents located all over the country to inform customers about insurance, increase insurance awareness, and offer the right products to satisfy completely according to specifically defined needs. Regional offices in Ankara, İzmir, Adana, and Antalya, regional representatives in Bursa and Trabzon, Bank Asya branches, and an extensive network of contractual automobile service points all work to maximize customer satisfaction. Işık Sigorta cooperates with our country's other participation bank in addition to its parent Bank Asya. The company's growth in 2006 was four times the year's posted rate of inflation and the company continues to grow day by day with the strong support of Bank Asya.

Asya Spa and Holiday Village

Asyafin Turizm, the operator of the Asya Spa and Holiday Village, is a joint venture of two Bank Asya subsidiaries, Asyafin İnşaat Dış Tic. ve Paz. San. AŞ and Asya Bilişim Tekn. Tur. İnş. San. ve Dış Tic. AŞ, in which the Bank controls 99% of the stakes. Asya Kızılcahamam Spa and Holiday Village is located 76 kms from Ankara and 379 kms from İstanbul in Kızılcahamam county, famous for its curative waters. Located on approximately 100,000 m_ of grounds, Asya Spa and Holiday Village has a 5-star hotel with a 200 bed capacity, 494 deluxe time-sharing houses (11,856 bookings a year), social facilities, indoor and outdoor swimming pools, health units, a shopping center, and a cultural center. Due to its features, Asya Spa and Holiday Village quickly became known as a venue for recreational, health, and conference tourism. Since the day it opened its doors it has hosted numerous esteemed Turkish and foreign guests as well as major meetings and other events.

Work is currently in progress on the construction of a new convention center at Asya Spa and Holiday Village that will be equipped with state-of-the-art technology in every respect. This center will include a reception and exhibition space capable of accommodating 1,000 people as well as restaurants and private halls. Asya Spa and Holiday Village's health and beauty treatment units will gain new impetus with the opening of this convention center. In view of the tremendous progress that Asya Spa and Holiday Village has already made in such a short time, there appears to be a huge demand for its services.

IŞIKSİGORTA

ASYA
Kızılcahamam Termal Tatil Köyü

Compliance Opinion on the Annual Report

Deloitte.

DRT Bağımsız Denetim ve
Serbest Muhasebeci
Mali Müşavirlik A.Ş.
Sun Plaza
No: 24
34398 Maslak
İstanbul, Türkiye

Tel : (212) 366 60 00
Fax : (212) 366 60 10
www.deloitte.com.tr

ASYA KATILIM BANKASI A.Ş.
ANNUAL REPORT

Compliance Opinion

To the Board of Directors of Asya Katılım Bankası A.Ş.

We have been appointed to audit the annual report of Asya Katılım Bankası A.Ş. as of 31 December, 2006. The Board of Directors of the Bank is responsible for the annual report. As an independent auditors, our responsibility is to express an opinion on the audited annual report based on the compliance of information provided in the annual report with the audited financial statements and explanatory notes.

Our audit was performed in accordance with the accounting standards and principles and procedures of preparing and issuing annual reports set out by the Banking Act No: 5411. Those standards require that we planned and performed our audit to obtain reasonable assurance whether the compliance of information provided in the annual report with the audited financial statements and explanatory notes is free from material misstatement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, information provided in the accompanying annual report presents fairly, in all material respects, the financial position of Asya Katılım Bankası A.Ş. as of 31 December 2006 in accordance with the prevailing accounting principles and standards set out as per Article 40 of the Banking Act No: 5411. Information provided in the annual report is in compliance with the audited financial statements and explanatory notes and it includes the Management's summary report given and our audit opinion on these financial statements.

İstanbul, 14 March, 2007

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.
Member of **DELOITTE TOUCHE TOHMATSU**

Sibel Türker
Partner

MANAGEMENT AND CORPORATE GOVERNANCE PRACTICES

BANK ASYA

Board of Directors



Tahsin TEKOĞLU
Chairman



M. Şevki KAVURMACI
Vice Chairman



A. Selçuk BERKSAN
Board Member

Tahsin Tekoğlu

Chairman

Industrialist, businessman. Born in 1937 in Giresun, Tahsin Tekoğlu graduated from the Faculty of Architecture at İstanbul Technical University and the İstanbul School of Trade and Economics. Beginning his career in 1955 in fabric production and trading, Mr. Tekoğlu has been known for his involvement in partnerships, the companies he founded, and the innovative improvements he brought into the textiles sector. Between 1973 and 1980, he served as an instructor in the Textiles Department of the Fine Arts Academy. He began trading in international textiles with the TEKMEN Group of Companies, which he founded in 1980. Güven Boya, where he served as chairman, was granted the Golden Plaque award by the İstanbul Chamber of Commerce.

As one of the founding partners of Bank Asya, Mr. Tekoğlu served as a board member and vice chairman from 1996 until July of 2004, at which time he was elected chairman. Currently, he is also serving as chairman of Işık Sigorta, Asyafin Turizm and Vira Denizcilik Nakliyat, as well as a board member for Asyafin İnşaat.

Mustafa Şevki Kavurmacı

Vice Chairman

Textiles businessman. Born in 1941, Mustafa Şevki Kavurmacı graduated in 1965 from the University of İstanbul's Faculty of Economics. He went on to become a founding partner in the Aydınlı Group of Companies, achieving great success in the textiles sector by gaining the rights of international licensing agreements to produce and market such worldwide brands. One of Bank Asya's founding partners; Mr. Kavurmacı served as a board member from 1996 to 1997 and as auditor between 1997 and 2004. In July of 2004, he was appointed as vice chairman. Presently, he is also serving as chairman of the Board at the Aydınlı Group of companies and as board member in Asyafin İnşaat, Asyafin Turizm and Asya Bilişim.

A. Selçuk BERKSAN

Board Member

Businessman. A. Selçuk Berksan was born in 1942 in İstanbul and graduated from İstanbul Technical University in 1965 with a degree in mechanical engineering. He assumed several vital responsibilities in the development of Ülker Gıda, a family company, serving as both a partner and manager, during which time many new products were introduced which are still widely popular. The company that he established with his partners in 1987, has achieved many "firsts" in Turkey, which include pioneering the introduction of foreign capital into the country.

Mr. Berksan was responsible for the establishment and development of Turkey's largest crisps and snacks factories, thus bringing foreign investment into the country. The group companies were later sold to one of the world's largest food conglomerates.

As one of the founding partners of Bank Asya, Mr. Berksan has served as a board member on several occasions, a position he currently holds. He is also presently serving as chairman of Resport, Asyafin İnşaat, Asya Bilişim, Doygun Gıda and Kar Yatırım, as a board member at Atlas Havacılık, Emin Garantı, Kar Paket, Birim, Vira Denizcilik Nakliyat and as the managing director of Asyafin Turizm and as a board of trustees member at the Çamlıca Culture and Charity Foundation.



Tacettin NEGİŞ
Board Member



Ünal KABACA
Board Member -
President & CEO



Salih SARIGÜL
Board Member



Cemil ÖZDEMİR
Board Member

Tacettin Negiş

Board Member

Businessman. Born in 1948 in Bayburt, Tacettin Negiş is a primary school graduate. After working in the field of textiles, he founded Negiş Triko in 1971 and began his trading career. In 1978, he founded Negiş Kollektif Şirketi and in 1988 he established Negiş Giyim İmalat ve İhracat, working mainly in importing and exporting textiles. Over his past 34-year business career, he has been honored on many occasions, receiving numerous awards, certificates, and commendations. Mr. Negiş began serving as a board member of Bank Asya in July of 2004. Additionally, he is currently serving as chairman of Negiş Giyim, Neta Tekstil, MRT Tekstil, and Ufuk Eğitim İşletmeleri, as vice chairman at Asyafin Turizm and Sema Video, and as a board member of Asya Bilişim and Vira Denizcilik Nakliyat.

Ünal Kabaca

Board Member - President & CEO

Born in Gebze in 1962, Ünal Kabaca graduated from the School of Economics at the University of Ankara. He also holds a master's degree in international economics from Virginia Radford University. He served for 12 years at the Treasury Department as a sworn bank auditor. Mr. Kabaca began his career at Bank Asya as the managing director in 1997. Since 2000, he has been serving as the CEO and as a board member. He is also currently serving as a board member at Işık Sigorta.

Salih Sarıgül

Board Member

Businessman. Born in Van in 1955, Salih Sarıgül is a 1981 graduate from the School of Finance at Ege University. He has worked occasionally as Auditor at Bank Asya since 2000. In 2006 he left his position as an auditor and was appointed as a board member. Mr. Sarıgül is also the chairman of Baran Gıda, a board member at Asya Bilişim, Işık Sigorta and Vira Denizcilik Nakliyat and auditor at Asyafin Turizm.

Cemil Özdemir

Board Member

Born in 1960 in Sivas, Cemil Özdemir is a 1984 graduate of the University of Ankara's Faculty of Business Administration. Upon graduation, he started his career as an assistant sworn bank auditor, during which time he also managed to study and research the topics of investment banking and risk capitalization in the United States for one year. In December of 1995, he left his job as a sworn bank auditor.

He has served as general manager at Yurtbank, senior assistant general manager at Family Finans Kurumu, as well as an executive board member for Halkbank. Mr. Özdemir joined the Bank Asya family in 2005 as a board member responsible for internal control and risk management.

Terms of Office of Members of the Board of Directors

The composition of our Bank's board of directors and the terms of office of its members are set forth in detail in article 32 of our articles of incorporation. Members of the board are elected to three-year terms of office and they may be reelected when their terms expire.

Bank Asya Board of Directors	Position	Position held since
Tahsin Tekoğlu	Chairman	1996
Mustafa Şevki Kavurmacı	Vice Chairman	1996
Abdurrahman Selçuk Berksan	Board member	1996
Salih Sangül	Board member	2006
Tacettin Negiş	Board member	2004
Ünal Kabaca	President & CEO	1997
Cemil Özdemir	Board member	2005

Bank Asya Statutory Auditors	Position	Position held since
Ali Akbulut	Statutory Auditor	2000
Ahmet Çelik	Statutory Auditor	2004
Atıf Bilgin	Statutory Auditor	2006

Meetings of the Board of Directors

Under article 38 of our articles of incorporation, the board of directors must convene at least four times during a fiscal year. The board may also convene whenever the company's affairs dictate and/or upon an invitation by its chairman.

Accordingly our Bank's board of directors convenes four times a year and all members attend meetings unless they have a valid reason for not doing so. Board members are paid an honorarium for attending meetings in accordance with article 44 of our articles of incorporation.

Internal Systems and Unit Heads

Name	Position held for	Responsible for	Educational standing	Professional experience
Ahmet KARABINAR	14 months	Internal Control	BA in banking	21 years
Hilali YILDIRIM	13 months	Board of Inspectors	BA in banking and MA in business administration	13 years
Mehmet Kamil TÜMER	14 months	Risk Management	BA in business administration	27 years

Audit Board



Ali AKBULUT
Auditor



Atıf BİLGİN
Auditor



Ahmet ÇELİK
Auditor

Ali Akbulut
Auditor
Textiles businessman. Ali Akbulut was born in 1956 in Malatya and graduated from İnönü University's Faculty of Administrative Sciences in 1982. He is one of the partners in Feza Gazetecilik, that was listed among the top 500 corporations in Turkey in 2004. Since 1996, Mr. Akbulut has occasionally served as an auditor at Bank Asya. He is also the chairman of BJ Tekstil, Akbulut Tekstil, Akbulut Tekstil Ltd., Global Denim Tekstil, Sürat Bilişim, and Feza Gazetecilik. Moreover, he is also the vice chairman and general manager at Ortadoğu Tekstil and board of trustees member at the Fatih University.

Atıf Bilgin
Auditor
Atıf Bilgin was born in 1952 in Elbistan and graduated from Gazi Faculty of Education in 1979. Mr. Bilgin was appointed as an auditor at Bank Asya in December 2006. He is also a board member at Galaksi Dış Ticaret and auditor at Asyafin ve Asya Bilişim.

Ahmet Çelik
Auditor
Businessman. Ahmet Çelik was born in 1955 in Erzurum and graduated in 1984 from the Faculty of Economics at İstanbul University. He began his career in a family firm, Çelikeller, which has been ranked number one in the Marmara region and Turkey for four times. He also entered the construction sector and founded Yapı Yatırım ve Gayrimenkul in Turkey, Tajikistan, and Kyrgyzstan.

Mr. Çelik has been serving as an auditor at Bank Asya since 2004. Besides this, he is the chairman of Çelikeller and Sema Video and the vice chairman of Yapı, Hamle Oto Kiralama, and Zambak Mimarlık. Furthermore, he is a board member at Asyafin İnşaat, Burç Özel Güvenlik, Hisar Güvenlik Sistemleri and Sema Sağlık Hizmetleri, as well as an auditor at Işık Sigorta.

Senior Management



Ünal KABACA
Board Member -
President & CEO



Ünsal SÖZBİR
Executive Vice President



Ayhan KESER
Executive Vice President

Ünal Kabaca
Board Member - President & CEO

Born in Gebze in 1962, Ünal Kabaca graduated from the School of Economics at the University of Ankara. He also holds a master's degree in international economics from Virginia Radford University. He served for 12 years at the Treasury Department as a sworn bank auditor. Mr. Kabaca began his career at Bank Asya as the managing director in 1997. Since 2000, he has been serving as the CEO and as a board member. He is also currently serving as a board member at Işık Sigorta.

Ünsal Sözbir
Executive Vice President

Ünsal Sözbir was born in 1966 in Çıldır and graduated from the Faculty of Political Sciences at İstanbul University. He entered the Treasury as an assistant bank auditor and later served as a bank auditor from 1991 to 1996. Mr. Sözbir joined Bank Asya in 1996 as an executive vice president.

Ayhan Keser
Executive Vice President

Born in 1970 in Kalecik-Ankara, Ayhan Keser is a 1987 graduate of Ankara Anadolu Commercial High School, as well as a 1991 graduate of the School of Economics at Middle East Technical University. After a short career at Ziraat Bank, he served in the Treasury in the positions of assistant bank auditor and bank auditor. In September of 1997, Mr. Keser came to Bank Asya as an executive vice president. He is also an auditor at Işık Sigorta, a subsidiary of Bank Asya.



Yusuf İzzettin İMRE
Executive Vice President



Mustafa BÜYÜKATEŞ
Executive Vice President



Dr. Mahmut DEMİRKAN
Head of Information Technology & Management Systems

Yusuf İzzettin İmre
Executive Vice President
Yusuf İzzettin İmre was born in Doğanhisar- Konya, and graduated in 1978 from the Tarsus School of Foreign Languages and in 1984 from the Faculty of Economic Sciences at Uludağ University. In 1985, he embarked on his banking career as an assistant inspector on the Egebank Inspection Board. From 1990 to 1994, he served as accounting, budget, and financial control manager at Egebank and from 1994 to 1996 at Arab Turkish Bank. Mr. İmre began his service at Bank Asya in October of 1996 as accounting, budget, and financial control manager. He has been an executive vice president since 2004.

Mustafa Büyükateş
Executive Vice President
Born in Konya in 1957, Mustafa Büyükateş graduated from the Faculty of Management at Atatürk University. From 1985 until 1995, he served as an inspector at Garanti Bank, and then as the project application assistant manager between 1995 and 1996. In 1996, Mr. Büyükateş joined Bank Asya as the senior vice president of corporate banking and, since 2004, has served as an executive vice president.

Dr. Mahmut Demirkan
Head of Information Technologies and Management Systems
Dr. Mahmut Demirkan was born in 1964 in Kayseri and is a 1987 graduate of the Political Sciences Department of İstanbul University. He went on to earn his master's degree in 1991, majoring in management and organization at the Institute of Social Sciences at the same institution, and later completed his doctorate in social politics. From 1990 to 1993, he served as a project specialist in the United Nations Development Program. Dr. Demirkan began his academic career at the University of Sakarya in 1993, teaching work economy and industrial relations. Beginning in 1997, he served as a teacher of human resources management. After joining Bank Asya in 2003 and working as the quality and systems development manager, Dr. Demirkan began serving as the head of information technologies and management systems in July of 2005.

Organization Chart


BOARD OF DIRECTORS
Audit Committee
CEMİL ÖZDEMİR
M. ŞEVKİ KAVURMACI
Internal Audit Director
President & CEO
ÜNAL KABACA
Internal Control
Risk Management
Legal Department
Investor Relations
Executive Vice President
ÜNSAL SÖZBİR
Executive Vice President
AYHAN KESER
Executive Vice President
YUSUF İZZETTİN İMRE
Executive Vice President
MUSTAFA BÜYÜKATEŞ
Head of Information Technology & Management Systems
MAHMUT DEMİRKAN
Corporate Banking-1
Corporate Banking-2
SME Banking
Retail Banking
Financial Institutions
Human Resources
Credit Allocations
Financial Analysis & Information
Corporate Credits Control
Public Relations & Advertising
Corporate Credits Operations
International Banking Operations
Accounting, Budgeting & Financial Control
Fund Management & Treasury
Administration
Development & Real Estate
Payment Systems
Alternate Distribution Channels
İSRAFİL AYDIN
Retail Credit Allocation & Control
Banking Services
Organization, Quality Management & System Development
System Operations
BEKİR BAŞKURT
Software Development

Committees

Audit Committee

Duty	Name	Company Position
Member	Mustafa Şevki Kavurmacı	Vice Chairman
Member	Cemil Özdemir	Member of the Board of Directors

The Audit Committee submits to the Board of Directors an "Audit Committee Activities Report" which it prepares at regular intervals and in which it describes the results of auditing and risk management activities conducted to ensure that an effective internal audit and risk management system is in place and functioning throughout the Bank. The committee met twelve times during the year and both members were present at all meetings.

Credit Committee

Duty	Name	Company Position
Chairman	Tahsin Tekoğlu	Chairman of the Board of Directors
Member	A. Selçuk Berksan	Member of the Board of Directors
Member	Ünal Kabaca	Member of the Board of Directors and President & CEO

The Credit Committee is responsible for assessing all of the Bank's commercial, corporate, and enterprise lending proposals and meets regularly once a week. The committee may also be convened whenever necessary upon the chairman's invitation. The Credit Committee approves or rejects lendings within the limits of its authority as provided for by banking laws and regulations. Lending proposals that exceed that authority are submitted to the Board of Directors for its consideration. In 2006 the Credit Committee met regularly every week and committee members were present at the meetings.

Assets and Liabilities Committee

Duty	Name	Company Position
Chairman	Ünal Kabaca	President & CEO
Member	Ünsal Sözbir	Executive Vice President
Member	Ayhan Keser	Executive Vice President
Member	Yusuf İ. İmre	Executive Vice President
Member	Mustafa Büyükateş	Executive Vice President
Member	Mahmut Demirkan	Head of Information Technology and Management Systems
Member	Kamil Yılmaz	Accounting, Budget, and Financial Control Manager
Member	Ali Şenel	1st Corporate Marketing Manager
Member	İbrahim Öğüdücü	2nd Corporate Marketing Manager
Member	Ender Gürer	Commercial Marketing Manager
Member	Cenk Yavuz	Treasury Manager
Member	Semih Alşar	Retail Marketing Manager
Member	*	Financial Institutions

** Representatives of this unit attend meetings on a rotational basis.*

The Assets and Liabilities Committee convenes every week chaired by the CEO and attended by executive vice presidents and by the managers of units whose activities may have an impact on the Bank's balance sheet. The issues discussed at these meetings include the Bank's balance sheet, the activities of its different business lines, general economic data, and current political and economic developments and a weekly strategy is identified accordingly. The Assets and Liabilities Committee met regularly every week during 2006 and a majority of committee members were in attendance at these meetings.

Discipline Committee

Duty	**Name**	**Company Position**
Chairman	Ünal Kabaca	President & CEO
Member	Ayhan Keser	Executive Vice President
Member	Osman Nuri Ersen	Chief Legal Adviser
Member	Ömer Faruk Şenel	Human Resources Manager

The Discipline Committee is responsible for determining the existence of transactions and acts that make disciplinary action necessary under the Bank's internal regulations and section 14 ("Disciplinary Action") of its human resources regulations and for determining the perpetrators, the degrees of their culpability, and the possible losses caused. The Discipline Committee is chaired by the CEO and convenes when necessary and with the participation of members of management as may be concerned to discuss and come to a decision on the items on its agenda.

Summarized Board of Directors Report

On the basis of the summarized financial indicators, 2006 was an extremely successful year. Our assets grew 65% compared with 2005. The 49% year-on rise in funds taken in contributed significantly to this growth. In addition, the Bank's public offering in May generated record-breaking demand both from within the country and from abroad. As a result, the Bank's paid-in capital increased from YTL 240 million to YTL 300 million and YTL 150 million in stock issue premiums was secured. These resources were invested primarily in liquid assets, which contributed most favorably to the Bank's overall liquidity.

At the same time, resources were directed into effective and productive areas paralleling the increase in total assets, which resulted in a 95% year-on rise in our pretax profit, which went from YTL 100 million to YTL 196 million. Bank Asya's total assets made it the country's biggest participation bank in 2006 while its net profit for the year also made it the most profitable participation bank.

Human Resources Practices

Hiring and Promotion Practices

Recognizing that investment in people means investment in the future, competent candidates are recruited, trained to high standards, and provided with the knowledge and experience needed for their jobs so as to provide the greatest benefit for the Bank.

The realization of this strategy is contingent upon providing our employees with suitable opportunities and a high level of job satisfaction. Our goal in the area of human resources is to be the best in the sector by implementing human resources policies that employees identify with and conform to internationally recognized standards and to formulate human resources plans and programs taking the fact that people are our most important resource as our point of departure. The basic purpose of the Bank's human resources management is to employ qualified, trained manpower, develop employees' competencies, increase their productivity, and make it possible for employees to develop themselves.

Career paths at Bank Asya are open to everyone, even up to the most senior positions. Under our promotion system, an employee who has demonstrated success in his current position and who has satisfied at least the minimum period of time stipulated for that position is entitled to be promoted to a vacancy to which he may ascend.

In line with its strategic plans and objectives and with its policy of "the right person for the right job", Bank Asya develops and implements its human resources plan so as to ensure that its existing human resources are placed in the most effective, productive, and balanced way and to determine its human resources needs in such a way as to keep its organization dynamic and maintain a consistent level of quality. During 2006, 563 people were added to the Bank's staff, increasing the number of personnel 32% from 1,797 at end-2005 to 2,365 at end-2006. The Bank's employees' average age is 30 and 76% of them hold at least one university degree.

Training at Bank Asya

The goal of training at Bank Asya is to prepare Bank Asya employees in line with the Bank's mission, vision, and objectives for higher positions as the multidimensional, modern bankers that they must be in an environment in which banking is continuously developing and to provide them with all the knowledge and skills they will need at the different stages of their careers. Within the framework of our Bank's human resources policies, our strategically important training system seeks to support our employees' development and to create motivation and job satisfaction.

People newly recruited into the Bank take part in Orientation, Basic Banking, and Management Trainee training programs according to the positions they will be filling. Afterwards their ongoing development is supported by means of their participation in training programs that provide them with technical knowledge and skills and foster their personal development. During 2006, 5,413 people took part in a total of 1,657 days of training time. Average training time per person was 10 days.

Number of Training Employees


%32
4.095
5.413
2005
2006

Number of Employees


%32
2500
2000
1.797
2.365
2005
2006

Bank Asya's Risk Group

The volume of business the Bank does with the risk group of which it is a member, outstanding loans and deposit transactions at the end of the reporting period, income and expenditures during the reporting period

Current Period (31.12.2006) **(YTL thousand)**

Bank Asya's Risk Group	Subsidiaries and Affiliates		Bank Asya's Direct and Indirect Shareholders		Other Real Persons and Corporate Entities of the Risk Group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and Other Receivables	-	132	-	-	45.060	60.382
Balance at beginning of the year	7.851	8	-	-	171.321	124.636
Balance at year-end	-	132	-	-	45.060	60.382
Profits shares and fees and commissions	1.908	-	-	-	7.989	-

Previous Period (31.12.2005) **(YTL thousand)**

The Group's Risk Group	Subsidiaries and Affiliates		The Group's Direct and Indirect Shareholders		Other Real Persons and Corporate Entities of the Risk Group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and Other Receivables	7.851	8	-	-	37.297	158
Balance at beginning of the year	31.875	270	-	-	118.438	70.299
Balance at year-end	7.851	8	-	-	171.321	124.636
Profits shares and fees and commissions	529	-	-	-	-	-

Deposits belonging to the risk group of which the Bank is member (YTL thousand)

Bank Asya's Risk Group	Subsidiaries and Affiliates	Bank Asya's Direct and Indirect Shareholders	Other Real Persons and Corporate Entities of the Risk Group
Deposits	Current Period	Current Period	Current Period
Balance at beginning of the year	[illegible]1.740	-	42.983
Balance at year-end	21.859	-	22.720
Profits share expenses	178	-	-

Corporate Governance Principles Compliance Report

INTRODUCTION

STATEMENT OF COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

Bank Asya complies with the structures, processes and principles relating to Corporate Governance subject to the Banking Law, in particular, and the requirements of other applicable legislation governing its operations in general, and discloses the rules and practices determining the relations among the Bank's Board of Directors, Shareholders and stakeholders in line with its approach to social responsibility, provided that the provisions of the Banking Law are reserved.

1. SHAREHOLDERS

1.1. Investor Relations Unit

In order to provide accurate and timely answers to the queries of shareholders, the Investor Relations Group has been set up under our Bank's Accounting, Budgeting and Financial Control Department in December 2005, and was subsequently transformed into an independent department in October 2006. The Bank's Investor Relations Group reports to the Board of Directors.

The principal tasks of the Investor Relations Group are presented below:

- Ensuring maintenance of the records about Shareholders in a healthy, secure and up-to-date manner,
- Responding to the Shareholders' written information requests about the Company, apart from those that are not publicly disclosed, are of a confidential and/or trade secret nature,
- Ensuring that the General Assembly meetings are convened in accordance with the applicable legislation, the articles of association and other internal regulations;
- Preparing the documents the Shareholders could make use of in the General Assembly,
- Ensuring that the results of the voting are recorded and the reports thereon are conveyed to the Shareholders,
- Observing and complying with all considerations related to public disclosure, including the legislation and the Company's disclosure policy,
- Creating a section on the Bank's website in order to inform the shareholders on matters closely concerning them such as material events that have an impact on financial structure including the Bank's shareholding structure, members of the Board of Directors, annual reports, capital structure, quarterly income-loss statements, branches and key personnel data, and General Assembly resolutions, and keeping the information in this section up-to-date;
- Reporting the operations carried out in the relevant period to relevant authorities via predefined channels.

Contact information for our employees working in Investor Relations Group is as follows:

Name & Surname	Position/Title	Phone	Email
A. Rifat Çağlayan	Investor Relations / Manager	0216 554 57 10	rifat@bankasya.com.tr
Uğur Güney	Investor Relations / Assistant Manager	0216 554 57 11	ugur@bankasya.com.tr
Özlem Coşkun	Investor Relations / Assistant Manager	0216 554 57 12	ozlem@bankasya.com.tr
Alpay Güneralp	Investor Relations / Specialist	0216 554 57 13	alpay@bankasya.com.tr

1.2. Shareholders' Exercise of Their Right to Obtain Information

An Investor Relations section is made available in Turkish and English languages on our Bank's website accessible at www.bankasya.com.tr and information about the Bank is disclosed to shareholders and the public simultaneously. The website contains share certificate information, an informative corporate profile, periodic financial statements and annual reports, presentations, and the corporate management structure of Bank Asya.

Information as stipulated by the law is disclosed as "public disclosure of material events" in accordance with the provisions of the Banking Law, Turkish Commercial Code, Capital Market Law and applicable legislation.

All queries of shareholders, which are not of trade secret nature, are responded to by the Investor Relations Group with keen observation of the principle of equality. The Investor Relations Group responds to 300 queries in average every month which are received by phone and email. In addition, all questions about Bank Asya are answered in one-on-one or group meetings held with 10 existing or potential investors and/or bank analysts in average per month, who visit our Bank. Within the scope of the Investor Relations Group's activities, 18 foreign investment conferences in total were participated in and individual meetings were held with 187 investors in 2006.

1.3. Information on General Assembly Meetings
Announcements concerning General Assembly Meetings are published within legally prescribed times in the Trade Registry Gazette and in the press, including the agenda items and a specimen of the proxy form. Additionally, our Shareholders are also sent invitations by post.

Our Bank's Ordinary General Assembly meeting was convened on 31 March 2006 in the reporting period.

In the General Assembly, the Shareholders exercise their right to direct questions, all of which are answered. During the meetings held in the reporting period, the Shareholders presented no proposals in addition to the agenda items.

The Bank's articles of association allow proxy voting.

1.4. Voting Rights and Minority Rights
The Shareholders are entitled to one vote in the General Assembly for each share of YTL 1 (one New Turkish Lira) they own. The Shareholders may cast their votes in person or by proxy.

Votes are cast by raise of hands. However, upon demand by one twentieth of the shares represented in the General Assembly, secret voting will be carried out.

Matters related to proxy voting are determined in accordance with applicable legislation.

This matter is covered in Article 24 of our Bank's articles of association.

1.5. Dividend Distribution Policy and Timing
The principles of dividend distribution in place at Asya Katılım Bankası A.Ş. are covered in detail in our Bank's articles of association, which are also posted on the website, and the Bank's dividend distribution policy is shared with the Shareholders as such. Dividend distribution is carried out within the legally prescribed times.

The proposal of the Board of Directors regarding dividend distribution takes place among the agenda items of the General Assembly, which is presented for comments by the Shareholders and resolved by the General Assembly.

This matter is covered in Article 24 of our Bank's articles of association.

1.6. Transfer of Shares
Transfer of shares is set forth as follows in Article 11 of our Bank's articles of association:

Transfer of Class A shares, all of which are registered, is subject to the approval of the Board of Directors. The Board of Directors may, at its sole discretion and without giving any reason, reject share transfers, or accept and approve

such transfers on such terms and conditions as it deems fit. Any share transfer shall be valid before the Company only upon registration thereof in the stock register.

Class B shares, all of which are registered, may be transferred pursuant to the provisions of the Turkish Commercial Code, Capital Market Law and the Central Registry Agency, without necessitating the approval of the Board of Directors.

Any share transfer, which requires the prior approval of the Banking Regulation and Supervision Agency pursuant to the Banking Law, can be made only upon obtaining such approval. No share transfer made without obtaining the necessary approval may be registered in the stock register. Any shareholder acquiring shares without such approval of the said Agency, despite the requirement thereof, shall be entitled to no shareholding rights other than dividends.

2. PUBLIC DISCLOSURE AND TRANSPARENCY

2.1. Company Disclosure Policy

In order to ensure obtaining of accurate, complete, intelligible and simultaneously accessible information by the Shareholders and all stakeholders including the public, a disclosure policy has been drawn up by our Board of Directors in accordance with Corporate Governance Principles and approved in our Ordinary General Assembly held on 31 March 2006.

To guarantee accurate and timely information flow, presentations are prepared in relation to financial statements announced quarterly, and made available to investors on the website, while the Investor Relations Group participates in investor meetings, during which they inform the attendants on Bank Asya. In addition, all queries and requests of our investors and Shareholders are fulfilled by phone and email.

2.2. Disclosure of Material Events

Within the framework of Capital Markets Board of Turkey (CMB) regulations, Bank Asya made fifty seven (57) material information disclosures in 2006.

2.3. Company Internet Site and its Content

Asya Katılım Bankası A.Ş. website is accessible at www.bankasya.com.tr.

Our Bank's website covers general information about the Bank, as well as detailed description of products offered. The website also offers the facility to carry out banking transactions.

The Investor Relations Group section, made available in Turkish and English languages in our website, covers the latest management structure, the most recent version of the articles of association, the invitation, agenda and minutes for the general assembly, annual reports, periodic financial statements and reports, and presentations, as well as material information disclosures. Utmost care is paid to keep the contents updated.

2.4. Disclosure of Non-corporate Ultimate Shareholder(s) Who Have a Controlling Interest

Our Bank has an ownership structure consisting of many shareholders. None of our Shareholders has a shareholding interest in the Bank in excess of 10%. Related information is publicly disclosed on our website.

2.5. Public Disclosure of Those Who May Have Access to Insider Information

A separate list is not disclosed about the individuals who are in a position to have access to insider information. Members of the Board of Directors and senior executives who may be in this position are named in annual reports and on the corporate website.

3. STAKEHOLDERS

3.1. Informing Stakeholders

Stakeholders are regularly informed on matters deemed necessary and relevant organizational setup has been established for responding to information requests of our Shareholders, employees and customers. Owing to this organizational setup, the Shareholders, customers, employees and regulatory agencies are kept informed efficiently.

3.2. Stakeholder Participation in Management

Our Bank has always encouraged participation of our employees in management. Our employees are able to freely express all their comments and proposals relating to our Bank's activities, without being subjected to any approval mechanism, via the Asya Suggestion System (ASS) established within this framework. These comments and suggestions are communicated to the relevant managerial levels by the Organization, Quality Management and System Development Department, and those deemed appropriate are put into life. All suggestions are responded to, and part of those suggestions put into life is rewarded on a biannual basis as a result of the assessments made.

A total of 1156 suggestions were received from our employees in 2006, and 20 employees were rewarded for their respective suggestions.

3.3. Human Resources Policy

The basic principles of our human resources policy are stated below.

- Drawing up quantitative and qualitative plans with regard to the personnel, hiring employees that meet job and corporate culture requirements,
- Maintaining maximum employee efficiency and productivity,
- Offering personal (career) development opportunities to the entire staff by way of an effective training plan;
- Keeping employees at all levels highly motivated;
- Protecting and further improving employees' material and moral rights;
- Creating a work environment that will enhance the desire in all employees to keep working with their respective managers, and striving to further improve interpersonal relations;
- Providing an environment for open communication;
- Supporting the employees' professional, personal and social development by offering equal opportunities to all in career planning.

360 degrees performance management system is implemented at our Bank. In this system, our employees' performances for a given period are appraised and the results are shared with them.

The annual "internal customer satisfaction survey" is aimed to measure employee and job satisfaction levels. The "internal customer satisfaction" survey was carried out also in 2006 and the results were taken into due consideration by the senior management to be used in staff-related decisions.

No complaints about discrimination were received from our employees. This matter takes place among the topics for which our Bank possesses utmost sensitivity.

Our Human Resources Department is responsible for carrying out the relations with employees.

3.4. Relations with Customers and Suppliers

Our Bank's employees;

- communicate information accurately, completely and timely in every stage of the service relation and in every matter related to all the products and services they provide to their customers;
- are obliged to keep in confidence, and ensure safekeeping of, any and all information and documents related to

the customers, save for disclosures to persons and agencies that are legally and explicitly authorized to require information and documents;

- regard quality in service as the prerequisite of fulfilling customer needs and expectations by the high quality service to be offered. They pay attention to utilize technological infrastructure and qualified human resources, which make up the two key constituents of this concept, so as to achieve constant enhancement of service quality;
- do not discriminate on the basis of nationality, religion, financial and social status, sex etc. in providing service to their customers; and
- identification of the target market and diversification of the organizational structure and the product array in accordance with the target audience, or adopting different approaches to customers in different risk groups cannot be interpreted as discrimination against, or categorization among customers.

Our Bank explores the reasons for customer complaints received via the systems established (Customer Demands Web Module, Asya Call Center and Satisfied Customer Line). The Bank adopts necessary measures for preventing the recurrence of complaints, and informs its employees as necessary in order to remedy and avoid repetition of faulty practices that lead to complaints.

In total 11060 requests, suggestions, complaints and thank you messages received from the customers via the above mentioned channels have been responded to in 2006.

3.5. Social Responsibility

In principle, Our Bank grants donations and aid to benevolent foundations and associations, supports cultural publications, and sponsors congresses and conferences related to the general economy and banking, based on its commitment to social responsibility and subject to the requirements of applicable legislation.

In 2006, projects were carried out in relation to such activities within the scope of the allocated budget.

Our Bank nurtures a deep respect for human rights, civil rights and liberties, as well as the environment. The requirements arising from this respect are taken into consideration in each work process, while best efforts are spent to take necessary action materially and morally.

No lawsuits have been lodged against the Bank on account of any environmental damage.

4. BOARD OF DIRECTORS

4.1. Structure and Formation of the Board of Directors and Independent Board Members

The members of our Bank's Board of Directors are listed below:

Name & Surname	Position/Title
Tahsin Tekoğlu	Chairman of the Board of Directors (Member of Corporate Governance Committee)
Mustafa Şevki Kavurmacı	Vice-Chairman of the Board of Directors (Member of Audit Committee)
Abdurrahman Selçuk Berksan	Member of the Board of Directors
Salih Sarıgül	Member of the Board of Directors
Tacettin Negiş	Member of the Board of Directors
Ünal Kabaca	Member of the Board of Directors - President & CEO
Cemil Özdemir	Member of the Board of Directors (Member of Audit and Corporate Governance Committees)

Election to the seats on our Bank's Board of Directors is governed by Article 32 of our articles of association and the provisions of the Banking Law.

4.2. Qualifications of Board Members
The qualifications required to be possessed by the members of banks' board of directors are set forth in the Banking Law, and our Bank conforms to these regulations in the election of its Board members.

4.3. Mission, Vision and Strategic Goals of the Company
The Board of Directors explicitly and intelligibly formulated and publicly disclosed our Bank's vision and mission, which are covered in the Annual Report and corporate website.

Our Bank's mission and vision are stated below:

Our Mission: To develop and provide modern banking services with interest free banking principles, and meet our customers needs and expectations with our "different expectations require different solutions" approach, and to provide return for our shareholders and benefit the Turkish Economy.

Our Vision: To be an active, respectful, and trustworthy bank that provides customer service in line with worldwide standards.

The Board of Directors sets the strategies that will guide our Bank's ongoing activities, and regularly monitors and steers the Bank's performance in achieving its strategic goals. In this context, the Board constantly monitored the Bank's activities in 2006 in terms of their compliance with the Law, regulations enforced based thereupon and other applicable legislation, as well as with the articles of association and internal regulations and policies.

4.4. Risk Management and Internal Control Mechanism
Our Bank has created an efficient internal audit, internal control and risk management system within the framework of the Banking Law in particular, and the provisions of applicable legislation governing our Bank's activities, in general.

The Internal Control Department, Internal Audit Department and Risk Management Department established within this scope report to the Board of Directors.

The work undertaken by the Bank's inspectors and internal control staff and by the independent auditors who worked at our Bank within the scope of independent auditing activities carried out in 2006 was efficiently made use of in the reporting period.

4.5. Authorities and Responsibilities of the Members of the Board of Directors and Executives
Authorities and responsibilities of our Bank's members of the Board of Directors, CEO and auditors are explicitly set forth by the Banking Law, applicable legislation, the Turkish Commercial Code and our Bank's articles of association.

4.6. Operating Principles of the Board of Directors
The Board of Directors meets as and when needed and/or upon the invitation of the Chairman. Any member is entitled to call for a Board meeting by submitting a written request to the Chairman. The Board of Directors holds at least four meetings in one fiscal year. The Board of Directors meetings are held at the Company's head office. However, the meetings can also be held in any place, city and/or country upon the approval of the majority of members.

The Board of Directors meetings are carried out in line with the agenda that is distributed to the members in advance. The members and auditors may request the Chairman to include the topics they demand to be discussed.

The Board of Directors convenes on the basis of absolute majority of the total number of members and makes decisions with the majority of members present in the meeting. Decisions concerning a proposal brought by a member may be made with the written consents of the members, unless negotiation is required by any other member. A unanimous vote is required for decisions made as such without holding a meeting. Each Board member is entitled to one vote. Neither the Chairman nor the members may vote in proxy for other members who are not present in the meeting.

If the consenting and dissenting votes for the matter that is being negotiated are equal, the relevant matter is set aside to be revisited in the following meeting. If the equality of votes remains unchanged in such following meeting, the matter being negotiated will be deemed rejected.

Board of Directors resolutions are recorded on a daily basis in chronological and numerical order in a book bearing consecutive page numbers and certified pursuant to the provisions of the Turkish Commercial Code relating to books. The signatures of the members are executed underneath each resolution.

4.7. Prohibition on Doing Business or Competing with the Company
The Chairman and the members of the Board of Directors may neither do business, nor compete with the Company, pursuant to Articles 334 and 335 of the Turkish Commercial Code.

However, the General Assembly of Shareholders may grant permission to the Chairman and all or any one of the members of the Board of Directors for such business and competition with the Company.

The matter in question is set forth in Article 42 of our Bank's articles of association.

4.8. Code of Ethics
Our Board of Directors resolved to observe in our Bank's activities the "Participation Banks Association of Turkey Code of Banking Ethics" drawn up by the Participation Banks Association of Turkey of which we are a member.

4.9. Numbers, Structures and Independence of Committees within the Board of Directors
Pursuant to Article 24 of the Banking Law concerning the establishment of an audit committee and in accord with other applicable legislation, our Bank set up an "Audit Committee" and "Corporate Governance Committee" based on the Board of Directors resolution dated 02 February 2006. Board members Mustafa Şevki Kavurmacı and Cemil Özdemir have been elected as members of the Audit Committee, and Tahsin Tekoğlu and Cemil Özdemir have been elected as members of the Corporate Governance Committee.

The Audit Committee consists of two members elected from amongst non-executive Board members, with the objective of assisting the Board of Directors in the performance of its auditing and supervision activities. The Committee holds at least quarterly meetings and reports the auditing and risk management activities carried out within the framework of the relevant regulation to the Board of Directors.

The committees which are set up and operating at our Bank in line with the stipulations of applicable legislation and which are constituted by the members of the Board of Directors are presented below:

1. Audit Committee
2. Corporate Governance Committee
3. Credits Committee
4. Assets & Liabilities Management Committee
5. Disciplinary Committee

4.10. Remuneration of the Board of Directors
The Chairman and the members of the Board of Directors are paid an attendance fee for each meeting they participate in; the amount and form of remuneration are determined in the General Assembly.

Activities for which Support Services are Outsourced

Activities for which support services are outsourced in accordance with the "Regulations concerning the Outsourcing of Support Services by Banks and the Authorization of Organizations Providing Such Services"

Bank Asya procures support services from outside parties in such areas as the maintenance of ATM, POS, and similar devices, the maintenance and support of their software, and courier and cargo delivery. The Bank is currently engaged in work to determine whether or not these services should be regarded as falling within the scope of "services that are extensions of or complementary to banking activities" as defined in the "Regulations concerning the outsourcing of support services by banks and the authorization of organizations providing such services".

Our Bank's Profit Distribution Policy

At a meeting held on 8 March 2007, the Bank Asya Board of Directors passed a resolution to "refrain from distributing the amount of net profit accrued according to our balance sheet dated 31 December 2006 remaining after the amounts that must be set aside according to law and our articles of incorporation have been set aside and instead retain it as an extraordinary reserve and to present this decision for the approval of the next ordinary general meeting."

Matters related to the General Assembly

AGENDA OF THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

1. Opening and Election of the Chair,
2. Authorising the Chair to sign the Minutes of the Meeting,
3. Reading and Discussing the 2006 Operating Report, Auditors Report and the Report of the Independent Auditing Organisation,
4. Examining and discussing the balance sheet and statement of loss and profit and resolving to distribute or not to distribute the profit.
5. Approval of the appointment of Mr. Salih SARIGÜL appointed as a Director instead of Mr. Turgut AYDIN who has resigned,
6. Approval of the appointment of Mr. Atıf BİLGİN appointed as an Auditor instead of Mr. Salih SARIGÜL who has resigned,
7. Acquittal of the Directors and Auditors,
8. Determining the remunerations and rights of the Directors and Auditors,
9. Authorising the Board of Directors to elect the High Advisory Board and to determine their remuneration.
10. Discussing and resolving on the amendment to the following provisions of the Articles of Association of the Company: Article 1. FOUNDATION, Article 2. COMPANY NAME, Article 3. FOUNDING SHAREHOLDERS, Article 4. SCOPE AND OBJECTIVES, Article 5. BUSINESS OF THE COMPANY, Article 7. DURATION, Article 11. TRANSFER OF SHARES, Article 17. AUTHORISED CORPORATE BODIES, Article 18. ORDINARY AND EXTRAORDINARY GENERALASSEMBLY, Article 21. AGENDA, Article 22. VENUE OF GENERAL ASSEMBLY, Article 35. DUTIES AND POWERS OF BOARD OF DIRECTORS, Article 40. RESOLUTION BOOK, Article 46. LOAN COMMITTEE, Article 47. GENERAL MANAGEMENT, Article 49. AUDITING BOARD, Article 54. DISTRIBUTION OF PROFIT, Article 61. ANNOUNCEMENTS.
11. Providing our shareholders with information about the aids and donations made in 2006,
12. Authorising the Board of Directors as required by the Articles 334 and 335 of the Turkish Commercial Code,
13. Presenting the establishment of the Independent Auditing Board elected by the Board of Directors for the independent audit of 2006,
14. Authorising the Board of Directors for election of the Independent Auditing Board to be audited in 2007,
15. Wishes and recommendations.

AGENDA OF THE GENERAL MEETING OF THE A GROUP PREFERRED SHAREHOLDERS

1. Opening and Election of the Chair,
2. Authorising the Chair to sign the Minutes of the Meeting,
3. Discussing and resolving on the amendment to the following provisions of the Articles of Association of the Company: Article 1. FOUNDATION, Article 2. COMPANY NAME, Article 3. FOUNDING SHAREHOLDERS, Article 4. SCOPE AND OBJECTIVES, Article 5. BUSINESS OF THE COMPANY, Article 7. DURATION, Article 11. TRANSFER OF SHARES, Article 17. AUTHORISED CORPORATE BODIES, Article 18. ORDINARY AND EXTRAORDINARY GENERALASSEMBLY, Article 21. AGENDA, Article 22. VENUE OF GENERAL ASSEMBLY, Article 35. DUTIES AND POWERS OF BOARD OF DIRECTORS, Article 40. RESOLUTION BOOK, Article 46. LOAN COMMITTEE, Article 47. GENERAL MANAGEMENT, Article 49. AUDITING BOARD, Article 54. DISTRIBUTION OF PROFIT, Article 61. ANNOUNCEMENTS.
4. Wishes and recommendations.

FINANCIAL INFORMATION

BANK ASYA

Summarized Statutory Auditors' Report

To the General Assembly of Asya Katılım Bankası AŞ
Summarized Statutory Auditors' Report

Company name : Asya Katılım Bankası AŞ
Headquarters : İstanbul
Capital : YTL 300,000,000
Principal business activity : Activities that participation banks are allowed to engage in

Name, term of office, partnership/employee status of statutory auditors	: Ahmet Çelik, Atıf Bilgin, Ali Akbulut
Term of office	: 3 years
Partnership/employee status	: Company partners
Number of Board of Directors meetings attended and number of auditors' meetings held	: Statutory auditors took part in at least two of the board meetings held each month and they held a meeting of their own the same day.
Scope, dates, and results of examinations performed on the company's accounts, books, and documents	: The company's books of account were examined and cash counts were performed on 16 June 2006 and 22 November 2006 and it was ascertained that the cash on hand conformed to the books.
Number of cash counts performed at the company cashier's office in accordance with the requirements of subparagraph 3 of paragraph 1 of article 353 of the Turkish Commercial Law and the conclusions reached	: Examinations and cash counts were performed once every three months and it was ascertained that entries were all in order.
Dates on which examinations were performed in accordance with the requirements of subparagraph 1 of paragraph 4 of article 353 of the Turkish Commercial Law and the conclusions that were reached	: Examinations were conducted at the end of each month and it was ascertained that all security instruments and negotiable instruments were present and conformed to records.
Charges or complaints of improprieties received and the action taken	: No charges or complaints of improprieties were referred to us in 2006.

We have examined the accounts and transactions of the firm of Asya Katılım Bankası AŞ for the period 1 January 2006 to 31 December 2006 for compliance with the requirements of the Turkish Commercial Law, the company's articles of incorporation, relevant laws and regulations, and generally accepted accounting principles and standards.

In our opinion: the enclosed balance sheet for the period 1 January 2006-31 December 2006, the contents of which we certify, accurately reflects the true financial standing of the company on the latter date; the income statement for the period 1 January 2006-31 December 2006 accurately and truly reflects the results of business activities during the same period; the proposed distribution of profits is in compliance with the requirements of law and with the company's articles of incorporation.

We hereby recommend that the balance sheet and income statement be approved and that the members of the Board of Directors be acquitted of their fiduciary responsibilities.

Board of Statutory Auditors

Ali AKBULUT **Ahmet ÇELİK** **Atıf BİLGİN**

5-Year Summary Financial Highlights

5-Year Summary Financial Highlights Including the Reporting Period

Selected Assets

YTL thousand	2002	2003	2004	2005	2006
Liquid assets	186,032	236,751	442,566	382,656	939,645
Loans	459,911	725,210	1,286,336	2,090,521	3,060,181
Fixed assets*	100,259	154,881	32,143	61,499	75,027
Total assets	791,107	1,166,546	1,861,905	2,610,406	4,179,189

*Held-for-sale securities are included in the 2005 and 2006 figures

Selected Liabilities

YTL thousand	2002	2003	2004	2005	2006
Deposits	658,921	974,654	1,561,475	2,148,595	3,200,655
Borrowings	0	877	27,278	14,307	126,696
Shareholders' equity	65,465	100,511	150,717	296,168	632,519
-Paid-in capital	40,000	60,000	120,000	240,000	300,000
-Net period profit	14,024	28,258	36,749	92,682	146,351
Total liabilities	791,107	1,166,546	1,861,905	2,610,406	4,179,189

* excluding rediscounts for 2002, 2003 and 2004

Income Statement

YTL thousand	2002	2003	2004	2005	2006
Profit share income	82,232	170,010	219,897	311,603	481,553
Profit share expenses	25,828	58,033	145,710	168,479	224,016
Net profit share income	56,404	111,977	74,187	143,124	257,537
Net income from fees and commissions	9,624	26,799	55,242	87,863	135,492
Dividend income	-	23	-	-	-
Net commercial income/loss	3,437	8,244	22,638	16,257	-26,314
Other operational income	8,583	17,598	8,074	20,180	112,393
Provisions for value loss on loans and other receivables (-)	4,743	7,727	31,115	41,767	75,687
Other operational expenses (-)	58,570	124,685	92,103	124,914	207,171
Net operational income/loss	14,735	32,229	40,677	100,743	196,250
Profit/loss before taxation	14,735	32,229	36,923	100,743	196,250
Tax provisions (-)	711	3,971	174	8,061	49,899
Profit/loss after taxation	14,024	28,258	36,749	92,682	146,351
Net period profit/loss	14,024	28,258	36,749	92,682	146,351

Assessment of Financial Standing, Profitability, and Debt Serviceability

As a result of the resources secured in the public offering conducted during the year and due to its high level of profitability, Bank Asya increased its equity 114% from YTL 296,168 thousand to YTL 632,519 thousand. Paralleling this strong increase in equity, the Bank's capital adequacy ratio rose by 44% from 12.54% to 18.09%, a figure that is well above the sector's average.

The additional resources derived from a 49% increase in deposits taken in as well as the equity gained in the public offering were channeled into productive and profitable areas. Another indication of the Bank's strong profitability is to be seen in the commission income earned on its non-cash loans.

A portion of the resources secured were invested in liquid assets, which were up 146% year-on-year and contributed quite favorably to the Bank's debt serviceability.

The additional resources derived from a 49% increase in deposits taken in as well as the equity gained in the public offering were channeled into productive and profitable areas.

Audit Committee's Assessment of the Operation of Internal Control Systems

In 2006 the Audit Committee met regularly with the officers of the Board of Inspectors, the Department of Internal Control, and the Risk Management Department who report directly to the committee and it kept a close watch on the activities of those units. The results of internal audit and risk management activities undertaken to establish an effective internal audit and risk management system throughout the Bank are reported in an "Audit Committee Activity Report" that is periodically submitted to the Board of Directors.

Internal audit and risk management findings derived from the activities of internal control system units are shared with the Bank's senior management and discussed with appropriate senior managers and guidance is provided as necessary to prevent risks and to correct and improve processes and practices.

As required by the "Regulations concerning the internal audit of banks and their risk management systems", the Audit Committee met with officers of the independent auditing organization and assessed the organization's independence in its relationships with the Bank, the adequacy of the resources being allocated for the Bank's audit, and the audit results.

The Department of Internal Control is responsible for protecting the Bank's assets; for ensuring that the Bank's activities are conducted effectively, productively, and in accordance with the requirements of banking laws and regulations, the Bank's own policies and rules, and established banking practices; and for the reliability and integrity of the accounting and financial reporting systems and for the timeliness of the information secured from them.

The Board of Inspectors is responsible for performing risk-focused audits of the Bank's headquarters units, branches, and subsidiaries subject to consolidation with the Bank and for giving senior management assurances as necessary that the Bank's activities are being conducted in accordance with the requirements of relevant laws, regulations, and administrative provisions and in line with the Bank's own strategies, policies, principles, and objectives and that internal control and risk management systems are operating effectively and adequately. In addition to these duties, the Board of Inspectors is also responsible for conducting examinations and investigations in bank subsidiaries that are subject to consolidation with it.

The Risk Management Department has defined policies, practices, and procedures for the establishment of a suitable and adequate risk management system within the Bank and for the management of risks arising from the Bank's activities. Such risks continue to be measured using advanced measurement models, controlled, and reported.

The staffing of internal control system units at the Bank have been expanded with the addition of qualified personnel to ensure that the internal audit and risk management system functions effectively.

The objective of these units' activities is to measure and manage risk at the Bank and to discover undefined risks through internal audits and prevent the possible losses they may cause.

The staffing of internal control system units at the Bank have been expanded with the addition of qualified personnel to ensure that the internal audit and risk management system functions effectively.

Risk Management Policies

Bank Asya has set forth written policies for the purpose of managing its primary credit, market, liquidity, and operational risks as well as its "other risks", which are defined as strategic risk and reputation risk and it conducts its activities in accordance with the provisions of those policies.

Information about risk management policies implemented according to risk type:

Bank Asya's risk management policies are prepared in line with the consensual opinion of the Bank's senior management and are approved by the Board of Directors. The policies provide the framework for the definition of the risks that the Bank faces and for their assessment, measurement, monitoring, control, mitigation, and reporting and they are intended to ensure that Bank Asya conducts its activities in accordance with the requirements of banking laws, regulations, and administrative provisions and that it monitors and controls risks that it may face for a variety of reasons. Bank Asya has set forth written policies for the purpose of managing its primary credit, market, liquidity, and operational risks as well as its "other risks", which are defined as strategic risk and reputation risk and it conducts its activities in accordance with the provisions of those policies.

In the management of credit risk, the basic strategy is to maximize the Bank's risk-adjusted return by managing the credit risk to which the Bank may be exposed within suitable parameters through an approach that takes precautions before the adverse impact of risks is realized. For this purpose, the Bank sets credit limits for credit customers and counterparties based on a constellation of criteria in line with policies concerned with extending credit and managing credit risk. The Bank's credit risks are monitored periodically to determine the features, compositions, developmental trends, and risk concentrations of the entire credit portfolio, whether on or off balance sheet. Sufficient provisions are set aside accordingly and scenario analyses are performed to determine the possible impact on the Bank's capital adequacy ratio and legal retained capital requirement. Limits are not allowed to be exceeded or deviated from and attention is given at the time and after lending takes place to risk/return and guarantee balances and to the adequacy of guarantees. By means of an internal rating system used at the Bank, credit risks are continuously measured using statistical models. The financial standings of credit customers whose loans are renewed and for whom new payment plans are made and their business activities and the payments that must be made under the new plan are closely monitored by the units concerned. Non-cash loan forfeitures are subject to risk weighting in the same way that non-performing loans are.

In the quantification of market risk and in its inclusion in the calculation of the Bank's capital adequacy ratio, standard methods are used as required by law. The quantification results arrived at in this way are included in the Bank's legal reporting requirements and are also reported to the Bank's senior management. Bank Asya also determines its exposure to market risk using advanced quantification methods that it has developed in-house and tests them against statistical models that it has set up. Our Bank complies with the limits defined for the "Foreign Currency Net General Position/Equity Standard Ratio" as required by law. These

obligations are also carefully monitored by the Assets and Liabilities Committee and decisions are made and implemented to protect the Bank against exchange rate and parity risks.

Bank Asya manages its liquidity risk within the framework of defined policies and the ratios set by the "Regulations concerning the measurement and assessment of banks' liquidity adequacy" published by the Banking Regulation and Supervision Agency on 1 November 2006. In addition, market conditions and the compositions, maturity structures, costs, and changes in total amounts of participation funds are all monitored on a day-to-day basis and are checked for limit compliance. An effort is made to anticipate the liquidity that might be needed in extraordinary circumstances, analyses are performed in accordance with the Bank's "Emergency Liquidity Plan", and measures are taken accordingly.

Beginning on 1 June 2007, Bank Asya will calculate the capital it will need in the face of its operational risks using the methods specified in the "Regulations concerning the measurement and assessment of banks' capital adequacy" published on 1 November 2006 and include that in the calculation of its capital adequacy. Bank Asya has set out its classification of instances of operational risk losses in Asya Katılım Bankası AŞ Risk Kataloğu, a risk catalogue that is in compliance with Basel II. The collection of data about losses sustained by the Bank and their assessment, monitoring, control, and reporting are performed periodically with the coordination of the Risk Management Department and the Department of Internal Control. In line with policies aimed at monitoring and managing operational risks, transactions, processes, and events that could create operational risk have been defined and internal control and audit activities have been increased in terms of their quality and quantity to minimize such risks as much as possible. By intensifying control activities, it has been possible to reduce risks arising from errors, irregularities, and abnormal transactions. Bank Asya seeks to prevent operational risks and minimize their potential impact within the framework of its human resources, network security, backup, and disaster recovery and business continuity policies.

Bank Asya monitors the risks to which it is exposed on account of the companies in which it controls a stake by directly taking part in their management. The Bank also deploys the same internal control system functions in its subsidiaries as well. Risk assessments and standard ratio calculations arising from legal obligations are also performed on a consolidated basis.

Bank Asya is engaged in the activities required by the "Basel II Transition Roadmap" published by the Banking Regulation and Supervision Agency and it is undertaking its compliance with the new capital adequacy regulations in such a way as to include all of the Bank's units and its credit customers as well.

Bank Asya is engaged in the activities required by the "Basel II Transition Roadmap" published by the BRSA and it is undertaking its compliance with the new capital adequacy regulations in such a way as to include all of the Bank's units and its credit customers as well.

Bank Asya's Credit Ratings

Fitch Ratings	18 Sep 2003	24 Sep 2004	17 Jun 2005	3 Oct 2006
Long-term foreign currency	B-	B-	B	B
Long-term Turkish lira	B-	B-	B	B
Short-term foreign currency	B	B	B	B
Short-term Turkish lira	B	B	B	B
Long-term national	BBB	BBB	BBB	BBB
Company	D/E	D/E	D	D
Support	5	5	5	5

Fitch Ratings, one of the world's leading rating agencies, confirmed Bank Asya's "B" credit rating, thereby demonstrating the Bank's reputation and trustworthiness in international markets.

Fitch Ratings, one of the world's leading rating agencies, confirmed Bank Asya's "B" credit rating, thereby demonstrating the Bank's reputation and trustworthiness in international markets.

FINAL OFFERING CIRCULAR

BANK ASYA

ASYA KATILIM BANKASI A.Ş.

Offering of 35,400,000 Class B Shares

This Offering Circular contains information regarding the international offering of 35,400,000 Class B common shares, each with a nominal value NTL 1 (the "Class B Shares"), of Asya Katılım Bankası A.Ş. ("Bank Asya"), a joint stock company organised under the laws of the Republic of Turkey. We are also offering 24,600,000 Class B Shares in a domestic initial public offering in the Republic of Turkey. The international offering and the domestic offering together comprise a global offering of 60,000,000 Class B Shares. The Selling Shareholders (as defined below) have granted to the Managers (as defined below), an option which is exercisable only by, in whole or in part, EkspresYatırım Menkul Değerler A.Ş. ("EkspresInvest") and DenizYatırım Menkul Kıymetler A.Ş. ("DenizYatırım"), in the period commencing on the date of determination of the offer price and ending 30 days after the commencement of trading on the Istanbul Stock Exchange (the "ISE") of the Class B Shares offered hereby, to purchase up to an aggregate of 9,000,000 additional Class B Shares solely for the purpose of covering over-allotments in the global offering, if any. The Class B Shares being offered in the global offering, including the 9,000,000 Class B Shares subject to the over-allotment option, are referred to herein collectively as the "Shares."

Immediately prior to the global offering, we will have 240,000,000 shares outstanding (comprised of 120,000,000 Class B Shares and 120,000,000 Class A common shares, each with a nominal value NTL 1 (the "Class A Shares"). The Shares offered in the global offering will represent 20% of our total issued share capital after the completion of the global offering (assuming the over-allotment option is not exercised). Following the completion of the global offering, we will have 300,000,000 shares outstanding (comprised of 180,000,000 Class B Shares and 120,000,000 Class A Shares). The Class A Shares and Class B Shares are identical in all respects except that only the holders of 51% of our Class A Shares are entitled to nominate our directors and statutory auditors.

No public trading market currently exists for any of our securities. We have applied for listing of the Shares on the ISE under the symbol "ASYAB." We expect trading to commence on or about May 12, 2006.

Investing in our securities involves risks. See "Risk Factors" beginning on page 11.

Offering Price: NTL 3.50 per Share

THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT TO QUALIFIED INSTITUTIONAL BUYERS ("QIBs") IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") AND TO INSTITUTIONAL INVESTORS IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT ("REGULATION S"). PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT THE SELLERS OF THE SHARES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A. FOR A DISCUSSION OF CERTAIN RESTRICTIONS ON TRANSFERS OF THE SHARES, SEE "TRANSFER RESTRICTIONS."

The Shares in the international offering are offered by EkspresInvest and DenizYatırım (collectively, the "Managers"), when, as and if delivered to and accepted by the Managers, and subject to their right to reject orders in whole or in part. The Managers expect to deliver the Shares by means of book-entry registration with accounts maintained by Merkezi Kayıt Kuruluşu A.Ş. (the "Central Registry"), the custody centre for the ISE, against payment in Istanbul, Turkey on or about May 10, 2006.

Domestic Lead Manager and Bookrunner
DenizYatırım

International Lead Manager and Bookrunner
EkspresInvest

International Co-Lead Manager
Raymond James

The date of this Offering Circular is May 8, 2006.

NOTICE TO INVESTORS

In this Offering Circular, "we," "our" and "us" refer to Bank Asya and its consolidated subsidiaries. References to the Selling Shareholders in this Offering Circular are to: Ortadoğu Tekstil Tic. San. A.Ş.; Birim Birleşik İnşaatçılık Mümessillik San. ve Tic. A.Ş.; Negiş Giyim İmalat ve İhracat A.Ş.; Forum İnşaat Dekorasyon Turizm San. ve Tic. A.Ş.; Hasan Sayın; Teksen Tekstil End. A.Ş.; Mustafa Şevki Kavurmacı; Zehra Aydın; Gülsüm Betül Karagöz; and Salih Sarıgül.

This Offering Circular is being furnished by us in connection with an offering exempt from registration under the Securities Act and applicable state securities laws in the United States solely for the purpose of enabling an investor to consider the purchase of the Shares offered hereby. Delivery of this Offering Circular to any other person or any reproduction of this Offering Circular, in whole or in part, without our consent and the consent of the Managers, is prohibited.

The information contained herein under the headings "Risk Factors—Risks Relating to an Investment in the Shares—The ISE is smaller and thus less liquid than other major exchanges and may be more volatile, which may adversely affect your ability to trade the Shares," "Exchange Rates," "The Turkish Banking Sector and Regulation," and "The Turkish Securities Market" includes extracts from summaries of information and data publicly released by official sources in the Republic of Turkey. We believe such information to be reliable but we cannot independently verify it.

The information contained in this Offering Circular has been provided by us and other sources identified herein. The international offering is being made solely on the basis of this Offering Circular. Any decision to purchase the Shares in the international offering must be based solely on the information contained in this Offering Circular. In making an investment decision, you should rely on your own examination of us and the terms of the international offering, including the merits and risks involved. See "Risk Factors." We have not authorised any person to give any information or make any representation not contained in this Offering Circular in connection with the international offering and, if given or made, such information or representation must not be relied upon as having been authorised by us, the Selling Shareholders or any of the Managers. No representation or warranty, express or implied, is being made by the Managers as to the accuracy or completeness of information contained herein, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation by us, the Managers or any of their respective affiliates or advisers as to the past, present or future. You should not assume that the information contained in this Offering Circular is accurate as at any date other than the date on the front of this Offering Circular.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to purchase Shares by any person in any jurisdiction where it is unlawful to make such an offer or solicitation. The distribution of this Offering Circular and the offering or sale of the Shares in certain jurisdictions is restricted by law. This Offering Circular may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such offer or solicitation is not authorised or is unlawful. Persons into whose possession this Offering Circular may come are required by us, the Selling Shareholders and the Managers to inform themselves about and to observe such restrictions. Further information with regard to restrictions on offers and sales of the Shares and the distribution of this Offering Circular is set out under "Transfer Restrictions."

Neither we, the Selling Shareholders nor the Managers are making any representation to any offeree or purchaser of the Shares regarding the legality of an investment therein by such offeree or purchaser. The Shares have not been and will not be registered under the Securities Act, and are being offered and sold outside the United States in accordance with Regulation S, and within the United States in accordance with Rule 144A. See "Transfer Restrictions."

The Managers will be acting for us and the Selling Shareholders and no one else in connection with the global offering and will not regard any other person as their respective clients in relation to the global offering and will not be responsible to anyone other than us and the Selling Shareholders for providing the protections afforded to their respective clients or for providing advice in relation to the global offering or any transaction or arrangement referred to in this document.

Prospective investors should not construe anything in this Offering Circular as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the Shares offered hereby under applicable legal investment or similar laws or regulations. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

The Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority nor have any of the foregoing authorities passed upon or endorsed the merits of the international offering of the Shares or the accuracy or the adequacy of this Offering Circular. Any representation to the contrary is a criminal offence in the United States.

The Shares will be registered with the Turkish Capital Markets Board, which we refer to as the CMB, pursuant to the provisions of Law No. 2499, as amended, of the Republic of Turkey which we refer to as the Capital Markets Law. Such registration does not constitute a guarantee by the CMB or any other public authority with respect to the Shares or us. Neither this Offering Circular nor any other offering material related to the international offering of Shares may be utilised in connection with any general offering to the public within the Republic of Turkey of Shares without the prior approval of the CMB.

In connection with the global offering, the Selling Shareholders have granted the Managers an over-allotment option, which is exercisable only by, in whole or in part, the Managers, in the period commencing with the date of determination of the offer price and ending 30 days after commencement of trading of the Shares on the ISE, to purchase up to an aggregate of 9,000,000 additional Shares solely for the purposes of covering over-allotments in the global offering, if any. Pursuant to the over-allotment option, any existing Shares sold by the Selling Shareholders pursuant to the exercise of the over-allotment option will be sold on the same terms and conditions as the Shares being sold in the global offering.

In connection with the global offering, EkspresInvest and DenizYatırım, to the extent permitted by applicable laws and regulations, may over-allot or effect transactions with a view to supporting the market prices of the Shares in Turkey at levels higher than those which might otherwise prevail for a limited period after the offer price is announced. However, there is no obligation on EkspresInvest and DenizYatırım to do this and any such activities or transactions would not constitute a guarantee of any share price. Such transactions may be effected on the ISE. Such transactions, if commenced, may be discontinued at any time and must be brought to an end 30 days after the commencement of trading of the Shares on the ISE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We maintain our books of account and prepare our statutory financial statements in New Turkish Lira in accordance with the Accounting Application Regulation as promulgated by the Banking Regulation and Supervision Agency of Turkey (the "BRSA") and with the requirements of the CMB, the Turkish Commercial Code (the "TCC"), Turkish tax legislation and the Uniform Charter of Accounts issued by the Ministry of Finance of Turkey. For Turkish entities, the statutory financial statements are prepared on a historical cost basis as adjusted for the effects of inflation on New Turkish Lira based upon the conversion factors derived from the Turkish countrywide wholesale index published by the State Institute of Statistics (*Devlet Istatistik Enstitüsü*) at the balance sheet date except for derivative financial instruments, trading securities, available for sale financial assets and investment properties, which are presented on a fair value basis at the balance sheet date if reliable measures are available.

Though we are not legally required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") as promulgated by the International Accounting Standards Board ("IASB") and the interpretations issued by the International Accounting Standards Committee and Standing Interpretations Committee of the IASB ("SIC"), our audited annual consolidated financial statements as at and for the three years ended December 31, 2003, 2004 and 2005 (the "IFRS Financial Statements"), have been prepared and presented in accordance with IFRS.

The IFRS Financial Statements have been restated in accordance with IAS 29 (*Financial Reporting in Hyperinflationary Economies*) ("IAS 29"), which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the most recent balance sheet date included in the financial statements and previous periods be restated in the same terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Application of IAS 29 (*Financial Reporting in Hyperinflationary Economies).*"

The audited annual consolidated financial statements as of and for the year ended December 31, 2005, including the financial data as of and for the year ended December 31, 2004 presented therein, included in this Offering Memorandum have been set forth in constant New Turkish Lira as at December 31, 2005. The audited annual consolidated financial statements as of and for the years ended December 31, 2004 and 2003 included in this Offering Memorandum have been set forth in constant Turkish Lira as at December 31, 2004, expressed in each case as New Turkish Lira by eliminating six digits. Throughout this Offering Memorandum, unless otherwise indicated and except as indicated in the preceding sentence, any references to New Turkish Lira are made to, and all amounts presented in Turkish currency are presented in, constant New Turkish Lira as at December 31, 2005. See "Currency Presentation".

Except as noted as being prepared in accordance with BRSA reporting standards, and except as otherwise indicated, the financial and statistical information presented in this Offering Circular was extracted or derived from our book of accounts and adjusted to conform with IFRS. The IFRS Financial Statements as at and for the year ended December 31, 2005 were audited by, Denetim Serbest Mali Müşavirlik A.Ş. ("Deloitte"), a member of Deloitte Touche Tohmatsu our independent auditors. IFRS differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See "Summary of Significant Differences between IFRS and U.S. GAAP."

The IFRS Financial Statements as at and for each of two years ended December 31, 2004 and 2003 were audited by Saygın Yeminli Mali Müşavirlik ve Denetim A.Ş., a member of HLB International ("HLB").

In addition, our audited consolidated financial statements as at and for the years ended December 31, 2003, 2004 and 2005, which have been prepared and presented in accordance with BRSA requirements (the "BRSA Financial Statements"), were presented in connection with the domestic offering in accordance with CMB requirements. The accounting principles underlying the preparation of our BRSA Financial Statements differ in certain significant respects from the accounting principles underlying the preparation of our IFRS Financial Statements. The BRSA Financial Statements are available on our website at www.bankasya.com.tr.

In this Offering Circular, certain income statement data presented in "Summary Consolidated Financial and Other Data" and "Selected Consolidated Financial and Other Data" with respect to the year 2004 are restated from the audited data included in our IFRS financial statements for such period. The purpose of such restatements is to allow for comparability across all periods presented. A change in classification methodology in 2005 would otherwise make such data difficult to compare.

In the tables included herein the amounts listed and the totals thereof may not add-up due to rounding.

References to "Turkey" or the "Republic" are to the Republic of Turkey, references to the "Government" are to the Government of Turkey and references to the "Treasury" are to the Treasury Department of the Government. References to the "Central Bank" are to the Central Bank of the Republic of Turkey. References to the "Banking Law" are to the most recent Banking Law No. 5411 enacted on November 1, 2005. References to the "Banks Act" are to the Turkish banking law which preceded the Banking Law.

CURRENCY PRESENTATION

In this Offering Circular, references to "Turkish Lira," "Lira" and "TL" are to Turkish Lira. References to "New Turkish Lira" and "NTL" are to New Turkish Lira, references to "U.S. dollars" and "$" are to United States dollars and references to "euro" and "€" are to the euro, the currency of 12 European Union countries (Belgium, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Austria, Portugal and Finland). As of January 1, 2005, the currency of Turkey was redenominated. New Turkish Lira is the new currency of Turkey. NTL 1 equals TL1,000,000. At a date to be determined by the Central Bank of Turkey, the word "New" will be eliminated from the name "New Turkish Lira" and the currency will again be called "Turkish Lira." Both currencies were valid until December 31, 2005 and beginning on January 1, 2006 only the New Turkish Lira is valid. Unless otherwise indicated, all amounts in this Offering Circular are in New Turkish Lira.

AVAILABLE INFORMATION

For so long as any of our Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, if at any time we are neither subject to the reporting requirements of Section 13 or 15 of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, nor exempt from the reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder, we will provide upon request to the registered holder of any Shares and to each prospective purchaser designated by any such registered holder, information required by Rule 144A(d)(4) to facilitate resales of the Shares pursuant to Rule 144A.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES, OR RSA, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

MARKET AND INDUSTRY INFORMATION

This Offering Circular includes information regarding the markets in which we operate and regarding our relative size and market share of various products within these markets. We obtained this information from various third-party sources as well as our own internal estimates. We have obtained market and industry data relating to our business from providers of industry and market data, including the Turkish Banks Association.

Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We believe that these industry publications, surveys and forecasts are reliable but have not independently verified them and we cannot guarantee their accuracy or completeness.

In addition, in many cases, we have made statements in this Offering Circular regarding the Turkish banking industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure prospective investors that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information has been verified by any independent sources.

Certain of the information contained herein under the headings "Risk Factors," "Exchange Rates," "The Turkish Banking Sector and Regulation" and "The Turkish Securities Market" is extracted from summaries of information and data publicly released by official sources in the Republic of Turkey. We have not independently verified this information.

CUSTOMER RELATIONSHIP DATA

Many of our customers maintain relationships with multiple banking institutions. For this reason, customers that we count as our own may also be counted by other financial institutions as their customers. As a result, calculations of customer share percentages based on the number of customers may involve the counting of a single customer multiple times, each time by a different institution. For corporate groups, we count each separate legal entity that has a banking relationship with us as a separate customer.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements, including but not limited to:

- expectations about the adequacy of funding sources and liquidity;
- statements as to our ability to improve our market position in Turkey;
- estimates of how we intend to use the net proceeds of the global offering;
- expectations regarding our ability to take advantage of market opportunities and to expand our customer base;
- the nature and level of future capital expenditures;
- expectations regarding our financial performance for 2006 and thereafter;
- estimates of the impact of inflation on our results of operations; and
- estimates of the impact of currency exchange rates on our results of operations.

These statements may be found in "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Risk Management" and elsewhere in this Offering Circular. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "would," "expect," "intend," "estimate," "should," "anticipate," "could," "believe" or "continue."

The forward-looking statements contained in this Offering Circular are based on the beliefs of management, as well as the assumptions made by and information currently available to management. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we cannot assure you that such expectations will prove to be correct. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Offering Circular, including, without limitation, in conjunction with the forward-looking statements included in this Offering Circular and specifically under "Risk Factors." If any of these risks and uncertainties materialise, or if any of our underlying assumptions prove to be incorrect, our actual results of operations or financial condition could differ materially from that described herein as anticipated, believed, estimated or expected.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. Subject to the requirements of the ISE or as required by applicable law, we do not intend, and we do not assume any obligation, to update any forward-looking statement contained in this Offering Circular.

ENFORCEABILITY OF CIVIL JUDGMENTS

We are a joint stock company organised under the laws of the Republic of Turkey. All of our directors, principal shareholders and officers reside outside the United States, and all or a significant portion of the assets of such persons may be, and all of our assets are, located outside the United States. As a result, it may not be possible for a shareholder to effect service of process within the United States upon us or such persons.

The courts of the Republic of Turkey will not enforce a judgment obtained in a court established in a country other than the Republic of Turkey unless:

- there is in effect a treaty between such country and the Republic of Turkey providing for reciprocal enforcement of court judgments;
- there is a provision in the laws of such country that provides for the enforcement of judgments of the Turkish courts; or
- there is "de facto" enforcement in such country of judgments rendered by Turkish courts.

There is no treaty between the United States and Turkey providing for reciprocal enforcement of judgments. Accordingly, there is uncertainty as to the enforceability in Turkish courts of judgments obtained in U.S. courts. Moreover, there is uncertainty as to the ability of a shareholder to bring an original action in Turkey based on the U.S. federal securities laws.

In addition, the courts of Turkey will not enforce any judgment obtained in a court established in a country other than Turkey if:

- the court rendering the judgment did not have jurisdiction to render such judgment;
- the defendant was not duly summoned or represented or the defendant's fundamental procedural rights were not observed;
- the judgment in question was rendered with respect to a matter within the exclusive jurisdiction of the courts of Turkey;
- the judgment is clearly against public policy rules of Turkey;
- the judgment is not final and binding with no further recourse for appeal under the laws of the country where the judgment has been rendered; or
- the judgment is not of a civil nature.

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TABLE OF CONTENTS

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SUMMARY

Overview

We are a leading Turkish participation bank that provides a wide range of banking products and services to our commercial and retail customers. We provide our services through our network of 72 Bank Asya branches located primarily in western and southern Turkey, including 30 branches in İstanbul. We also offer our services through alternative distribution channels such as our 80 ATMs and over 2,500 additional ATMs available through the Ortak Nokta network, and a telephone call centre and internet banking which together served over 165,000 customers in 2005. Our assets have grown from NTL 1,398,638 thousand at the end of 2003 to NTL 2,641,933 thousand at the end of 2005. As a participation bank, the principal feature distinguishing us from conventional banks is that our products, services and sources of funding are structured so as not to charge or incur interest. We believe that there is significant demand in Turkey for additional interest-free financial products and we intend to continue to grow by developing new participation banking products and services and by modifying products offered by conventional banks so that they can be offered on an interest-free basis. For an explanation of what participation banks are and how they differ from conventional banks, please see "Business—Participation Banks" below.

Our commercial customers comprise large corporations and small-to-medium sized enterprises, which we refer to as SMEs. Our commercial customers include Turkish companies in, among others, the textile, construction and development, food and soft drink, and paper industries. At December 31, 2005, we had approximately 6,900 corporate customers and 49,900 SME customers. As at December 31, 2005, our commercial customers had total loans outstanding with us of approximately NTL 1,793,000 thousand. Our principal commercial products and services include general corporate finance, project finance, letters of credit, trade finance, including pre-export loans, bills of collection drawn on foreign banks, acceptance letters of credit and the issuance of letters of guarantee for advance payments and performance, and other short term credit facilities denominated in New Turkish Lira and all major foreign currencies, deposit taking (through current and profit-sharing accounts denominated in New Turkish Lira and all major foreign currencies), electronic banking services and cash management services. We also provide our commercial customers with a full range of financial leasing services and, through a subsidiary, a full range of non-life insurance products.

At December 31, 2005, we had approximately 650,000 retail customers with approximately NTL 241,000 thousand in retail loans and had issued approximately 216,000 credit cards. Our retail products and services include deposit-taking (through current and profit-sharing accounts denominated in New Turkish Lira and all major foreign currencies), direct debiting and bill payment and consumer loans such as credit cards, automobile loans and home loans. In addition, through a subsidiary, we offer a full range of non-life insurance services to our retail customers, including automobile, home and property insurance.

Strengths

We have a number of key strengths that we believe enable us to compete effectively in the Turkish banking sector. Recognising and focusing on our strengths, we have achieved strong financial results and a solid financial position. This is reflected in our consistent organic growth, increasing profitability and solid ranking in the Turkish banking industry. We see our key strengths as being:

Well established relationship marketing culture.

From our beginning, we have cultivated a focused, "relationship marketing" approach to our commercial and retail marketing strategy. Our relatively large marketing force of over 500 employees is focused on developing and maintaining close relationships with our customers. Whether they are corporate, SME or retail customers, we require our marketers to periodically visit with each of our customers face-to-face to ensure that they are getting the service they need and expect. We believe that our customers appreciate this level of commitment, and that this has led to a strong and loyal customer base.

Ability to identify and pursue cross-selling revenues and opportunities.

Due to the central coordination of our retail, corporate and SME marketing divisions, we are able to quickly identify and pursue cross-selling opportunities across these customer groups. Additionally, because participation banks such as us utilise a lending structure whereby we are effectively interposed between our customers and their suppliers, we are frequently introduced to new commercial banking prospects. Finally, leveraging our

relationship marketing approach discussed above, our highly personalised interaction with each of our commercial and retail customers allows us to better determine their needs and provide them with the broadest possible suite of products. Our information technology and client data organisation systems are designed to support these cross-selling activities.

Ability to quickly analyse and adapt to changing conditions.

We closely analyse market trends in order to identify the most profitable opportunities for us to exploit. For example, in recent years, we have identified as funding opportunities: the rapid growth in the construction sector; the needs of both homeowners and construction firms in connection with the increasing prevalence of large-scale residential real estate developments in Turkey; and the area of privatisation financing. We have effectively mobilised our resources to become a strong participant in servicing these areas. In the midst of the economic crisis in 2001, we were able to turn a disadvantageous environment to our advantage by recruiting skilled employees from the ranks of Turkish financial institutions less resilient than us. We believe that this ability to identify market opportunities and to effectively pursue them will keep us competitive in the rapidly growing and changing Turkish market.

Diversified credit portfolio and efficient credit allocation procedures.

Our credit control policies are designed to develop and monitor a well diversified credit portfolio. For example, our commercial marketing approach pre-screens potential customers for compatibility and credit strength and later analyses them through multiple layers of review and approval. All of this helps to ensure that our loan portfolios continue to have a high credit quality. In addition, the frequent and direct communication with our customers resulting from our relationship marketing approach helps us to monitor the credit status of our customers and to quickly identify possible credit problems.

Lower risk exposure.

As a participation bank, we benefit from many advantages with respect to risk management not generally experienced by conventional banks. First, because of the profit-sharing principles underlying our customer accounts, there is no promised rate of return to our account holders. Instead, the performance of the return on the accounts is linked to the performance of our loan portfolio. Second, we have less foreign currency risk since our foreign currency participation accounts are matched to our foreign currency loans. Finally, because of the monthly amortisation of the repayment of our commercial loans, we generally enjoy greater month-to-month liquidity than conventional banks. This access to funds gives us greater flexibility in fixing our mark-up rates to the market and channelling our resources into better performing sectors.

Committed and broad shareholder base.

Unlike many Turkish banks, we have had a broad-based shareholder structure from our establishment. Our broad ownership base means that we do not rely on a strategic investor or family and our outlook is thus not narrowed to the view of a small group of shareholders or of a particular industry. In addition, our management has typically been able to operate with a significant degree of autonomy from a single shareholder group. Our shareholders have also consistently demonstrated a strong commitment to and confidence in us, even during the 2001 financial crisis, through their continued support in providing equity capital.

Strategy

Our overall strategy is to continue to compete with the Turkish banking industry as a whole (and not just with participation banks) by introducing interest-free banking products to the broadest possible customer base. Our objective is to become one of the top three banks preferred by our commercial customers, as commercial customers will frequently use multiple banks in Turkey. It is also common in Turkey for retail customers to use more than one bank, and our objective is to become the primary bank of choice for our retail customers. The key elements of our strategy are set out below:

Continue Organic Growth.

Since our establishment, we have grown significantly both in terms of number of branches and asset size. We attribute this growth to our emphasis on strategic branch openings. We will continue to expand our branch network and alternative distribution channels into areas that indicate high growth opportunities. We are currently

in the process of adding 20 new branches by the end of 2006, with plans to continue growth at the rate of 20 new branches a year for at least the next several years. By increasing our reach in this manner, we believe we will be able to acquire new customers and to deepen our relationship with existing customers.

Continue Focus on Customer-Oriented Marketing.

We will continue to focus on our "relationship marketing" approach. We believe that doing so not only enhances and maintains our already strong customer relationships, but also provides us with cross-selling opportunities, insight into market trends, as well as the ability to better monitor our customers' credit status. At the heart of this approach is the simple concept that listening to our customers is the best way to identify and satisfy their needs. By continuing our practice of face-to-face meetings and frequent interactions with customers, we believe we will maintain a loyal customer base as well as attract and acquire new customers.

Continue Expanding Our Products and Services.

We believe that the ability to develop new banking products is a key to our continued growth in today's increasingly competitive environment. This involves not only adapting conventional banking products for our use as a participation bank, such as we have done with credit cards, but also developing completely new participation banking products. We have launched a number of new products over the years. For example, we were the first Turkish bank to provide retail home loan financing for homes under construction (a practice not previously available in the Turkish banking sector). As we continue to capitalise on our strength in analysing and identifying market opportunities, we will continue to develop new products and seek to exploit opportunities in new areas so as to maximise our revenues.

Expand in Targeted Areas.

In anticipation of the present interest rate environment, our strategy has been, and will continue to be, to expand our business in more profitable segments such as commercial banking and to increase our fee and commission income to offset lower mark-up margins. While we seek to grow our business in all areas, we also pursue a strategy of focusing on targeted areas, including international trade activity, project financing and privatisation financing. Economic growth in Turkey has led to significant increases in international trade activity. While we already have a relatively strong market share in Turkey's international trade activity (approximately 2%), we maintain a strategy that focuses on continuing to increase our market share. We also aim to continue growing in the area of project finance to become a leading provider of financing for energy infrastructure projects, and plan to continue our active role in providing privatisation financing. Since 2003, we have taken an important role in the privatisation activity taking place in Turkey. These privatisations include, among others, Türk Telekom (telecommunications), Telsim (mobile phone operator) and Tüpras (oil refinery). We foresee our active role in the privatisation sector continuing as new projects arise.

The Offering

Company	Asya Katılım Bankası A.Ş.
Selling Shareholders	Ortadoğu Tekstil Tic. San. A.Ş.; Birim Birleşik İnşaatçılık Mümessillik San. ve Tic. A.Ş.; Negiş Giyim İmalat ve İhracat A.Ş.; Forum İnşaat Dekorasyon Turizm San. ve Tic. A.Ş.; Hasan Sayın; Teksen Tekstil End. A.Ş.; Mustafa Şevki Kavurmacı; Zehra Aydın; Gülsüm Betül Karagöz; and Salih Sarıgül.
The International Offering	35,400,000 Shares are being offered in the international offering. The Shares are being offered and sold to institutional investors: • in the United States only to QIBs in reliance on Rule 144A; and • outside the United States to institutional investors in reliance on Regulation S.
The Domestic Offering	24,600,000 Shares are being offered in the domestic offering. The domestic offering will be open from May 3, 2006 to May 5, 2006 (inclusive) and is being offered and sold pursuant to an underwriting and consortium agreement with a syndicate of Turkish financial institutions led by DenizYatırım.
Shares Outstanding	Our share capital has been increased to NTL 300 million, divided into 300,000,000 shares comprised of 180,000,000 Class B shares and 120,000,000 Class A shares, each share having a nominal value of NTL 1. All of the 60,000,000 Shares offered in the global offering will be newly issued Class B shares. The capital increase will occur prior to completion of the global offering.
Over-Allotment Option	In connection with the global offering, the Selling Shareholders have granted to the Managers an over-allotment option, which is exercisable only by, in whole or in part, the Managers, in the period commencing on the date of determination of the offer price and ending 30 days after the commencement of trading of Shares on the ISE, to purchase up to an aggregate of 9,000,000 additional Shares, solely for the purpose of covering over-allotments in the global offering, if any.
Offer Price	The offer price of the Shares is NTL 3.50 per Share.
Stabilisation	In connection with the global offering, the Managers may engage in transactions with the objective of stabilising, maintaining or otherwise affecting the market price of the Shares. In accordance with the regulations of the CMB, stabilising activities may only be carried on for a maximum period of 30 days following the commencement of trading of the Shares on the ISE and orders can be given only to stop a decline in the share price. In connection with such stabilisation activities and during the stabilisation period the Managers may not purchase Shares at prices above the offer price and may not sell Shares so purchased below the offer price during the stabilisation period. The Managers are not obligated to engage in these activities and may discontinue any of these activities at any time and any such activities or transactions would not constitute a guarantee of any share price.
Use of Proceeds	We expect the net proceeds from the sale of Shares by us in the global offering to be approximately NTL 200.0 million, after deducting

	discounts, commissions and estimated expenses related to the global offering. We intend to use the net proceeds we receive from the global offering primarily to fund our overall growth strategy and for general corporate purposes. If the over-allotment option is exercised, we will not receive any proceeds from the sale of the Shares subject to such over-allotment option by the Selling Shareholders. See "Use of Proceeds."
Lock-up Agreements	We, the Selling Shareholders and the majority of our other shareholders have agreed, subject to certain exceptions and, save as provided below, not to offer or sell any Class B shares, substantially similar securities or securities convertible or exchangeable into Class B shares, for a period of 180 days following the date of this Offering Circular without the prior written consent of the Managers. See "Plan of Distribution."
Transfer Restrictions Under U.S. and Certain other Securities Laws	The Shares will be subject to certain restrictions on transfer as described under "Transfer Restrictions."
Other Transfer Restrictions	The acquisition by one person, directly or indirectly of shares representing 10% or more of the share capital of any bank or the acquisition or disposition by one person, directly or indirectly, of any such shares, if the total number of shares held by such shareholder increases above or falls below 10%, 20%, 33 1/3% or 50% of the share capital of a bank shall require the permission of the BRSA. In addition, irrespective of the aforementioned thresholds, the creation, transfer or issuance of privileged shares entitling their owners to nominate board members or statutory auditors all require the permission of the BRSA. In the absence of such authorization, holders of shares exceeding such thresholds can not be registered in the share book which effectively deprives such shareholder of the ability to participate in shareholders meetings or to exercise voting or other shareholders' rights with respect to the shares but not of the right to collect dividends declared on such shares.
Disclosure of Beneficial Interests in Shares	Persons (including any depositary holding deposited securities) becoming direct or indirect holders of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3% or 75% or more of the issued share capital or voting rights of a public company in Turkey are required to notify the CMB, the ISE and the public company of such acquisition and, thereafter, to notify the ISE and the public company of their transactions in the shares or voting rights of such public company when the total number of the shares or voting rights traded falls below or exceeds such thresholds. The names, domiciles and the numbers of shares or voting rights purchased or sold by such persons should be included in a notice sent to CMB and the ISE. Although CMB regulations require that only persons who purchase 5% or more of the shares in a public offering be disclosed to the CMB and the ISE by the Managers, as a matter of market practice, the Managers will disclose the following information regarding all such persons to the CMB and the ISE: • name, • field of activity, • nationality, and

	• whether the person has purchased or holds the Shares on behalf of a client or as depositary. See "Voting Rights" below and "Description of Our Share Capital."
Dividends	The CMB generally requires public companies to distribute a specified amount of its net profits to its shareholders as a dividend (the "CMB Requirement"). By virtue of being a bank, we will be exempt from the CMB Requirement. We have, however, voluntarily adopted the CMB Requirement in our articles of association (the "Voluntary Adoption") and distribute a dividend calculated in accordance with the CMB Requirement. Currently, the CMB Requirement is set at 30% of an issuer's paid-in capital. Our management is currently considering the possibility of amending our articles of association to remove this Voluntary Adoption. If the Voluntary Adoption is removed from our articles of association, we do not expect to pay dividends to the holders of our securities, including the Shares, in the foreseeable future. See "Dividends and Dividend Policy," "Description of Our Share Capital," and "Taxation."
Voting Rights	Holders of Shares are entitled to one vote per Share. See "Description of Our Share Capital—Voting Rights."
Taxation	For discussion of certain tax considerations relevant to an investment in our Shares, see "Taxation."
Proposed Listing and Trading	We have applied for listing of our Shares on the ISE under the symbol "ASYAB." Prior to the global offering, there has been no public market for any of our securities. Trading of the Shares on the ISE is expected to commence on or about May 12, 2006.
Settlement and Delivery of the Shares	Payment for the Shares is expected to be in New Turkish Lira in same-day funds. If you do not maintain a custody account in Turkey, you are required to open a custody account with a recognised Turkish depositary in order to make payments of New Turkish Lira and receive Shares. You must provide details of such custody accounts to EkspresInvest no later than May 8, 2006. The Shares will be delivered to your Turkish custody account on or about the closing date, subject to timely provision of account details. See "Plan of Distribution."
Identification Numbers for the Shares	ISIN: TREAYKB00014
Risk Factors	You should read "Risk Factors" for a discussion of factors that you should consider carefully before deciding to invest in the Shares.

Summary Consolidated Financial and Other Data

The following table sets out our summary consolidated financial and operating information as at and for the three years ended December 31, 2003, 2004 and 2005. This consolidated information has been extracted or derived from the IFRS Financial Statements and should be read in conjunction with, and is qualified in its entirety by reference to, the IFRS Financial Statements and the notes thereto included elsewhere in this Offering Circular. The IFRS Financial Statements have been prepared in accordance with IFRS, including IAS 29. Accordingly, all historical TL figures are restated at the equivalent purchasing power as at December 31, 2005. Pursuant to Law No. 5083 on the Currency of the Republic of Turkey, with effect from January 1, 2005, the currency of Turkey was redenominated, with one million Turkish Lira being converted into a new unit of currency known as the "New Turkish Lira." See "Exchange Rates." The IFRS Financial Statements have been restated in New Turkish Lira.

Certain income statement data presented in 2004 are restated from the audited data included in our IFRS financial statements. The purpose of such restatements is to allow for comparability across all periods presented. A change in classification methodology in 2005 would otherwise make such data difficult to compare. For convenience, we have described in footnotes the data that have been subject to such restatements.

Our IFRS Financial Statements as at and for the year ended December 31, 2005 have been audited by Deloitte and our IFRS Financial statements as at and for the two years ended December 31, 2003 and 2004 have been audited by HLB. See "Presentation of Financial and Other Information."

Balance Sheet Data

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
ASSETS			
Cash and cash equivalents	186,888	348,618	299,579
Reserve deposits at the Central Bank	94,903	115,955	94,053
Loans, leasing receivables and advances to customers (net)	928,915	1,280,650	2,033,470
Trade receivables (net)	874	2,813	2,714
Insurance receivables	—	—	25,934
Inventories (net)	2,022	49,759	45,512
Available for sale investments (net)	—	—	95
Investments in associates (net)	4,490	5,633	—
Goodwill (net)	—	—	4,366
Premises and equipment (net)	113,924	68,614	67,201
Investment properties (net)	—	—	1,839
Intangible assets (net)	1,257	1,412	2,331
Other assets	41,439	42,761	46,149
Deferred tax asset (net)	23,926	26,053	18,690
Total assets	1,398,638	1,942,268	2,641,933
LIABILITIES			
Customers' current and profit-sharing accounts	1,150,835	1,641,231	2,135,849
Borrowings	—	23,755	14,307
Obligations under finance leases	—	—	1,595
Taxation on income, net	4,753	—	—
Trade payables	1,926	3,547	1,745
Provisions	6,133	13,120	56,890
Other liabilities	120,727	100,102	129,646
Total liabilities	1,284,374	1,781,755	2,340,032

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
EQUITY			
Share capital			
Nominal capital	60,000	120,000	240,000
Inflation adjustment to capital	84,702	54,933	7,870
Total paid-in capital	144,702	174,933	247,870
Retained earnings/ (accumulated losses)	(30,461)	(16,290)	48,585
Equity attributable to equity holders of the parent	114,241	158,643	296,455
Minority interest	23	1,870	5,446
Total equity	114,264	160,513	301,901
Total liabilities and shareholders' equity	1,398,638	1,942,268	2,641,933

Income Statement Data

	For the year ended December 31,		
	2003	2004	2005
	(NTL in thousands)		
Income from loans	102,518	198,961	270,816
Income from finance leases	2,436	6,663	20,887
Income from deposits at bank	953	3,980	11,703
Income from reserve deposit at the Central Bank	—	5,967	8,079
	105,907	215,571	311,485
Expense on deposits	(56,918)	(151,304)	(169,600)
Expense on borrowings	—	—	(258)
	(56,918)	(151,304)	(169,858)
Net profit-sharing & similar income	48,989	64,267	141,627
Fee and commission income	42,865	68,521	105,854
Fee and commission expense	(11,177)	(10,804)	(17,946)
Net fee and commission income	31,689	57,717	87,908
Income from insurance operations	—	—	9,554
Income from time shares and rental operations	983	39,696	17,537
Other operating income	22,287	10,025	22,854
Cost of insurance operations	—	—	(5,978)
Cost of time shares and rental operations	(3,210)	(26,769)	(16,899)
Impairment losses on loans and advances(1)	(8,710)	(24,633)	(27,362)
Impairment losses	—	(2,462)	(9,327)
General administrative and other operating expenses(2)	(80,691)	(108,549)	(142,681)
Foreign exchange gains (net)	11,736	22,921	16,984
Operating profit before taxation and monetary gain/loss	23,073	32,213	94,217
Share of loss of associated company	—	(34)	(24)
Monetary gain/loss	(4,141)	579	(2,843)
PROFIT BEFORE TAXATION	18,932	32,758	91,350
Taxation	(1,374)	4,859	(8,448)
NET PROFIT	17,558	37,617	82,902
NET PROFIT attributable to Equity Holders of the Parent	**17,556**	**35,253**	**84,804**
NET PROFIT attributable to Minority Interest	2	2,364	(1,902)

(1) Impairment losses on loans and advances for the year ended December 31, 2004 includes an amount of NTL 4,857 thousand that is not reflected in the audited financial statements for the same period. This amount represents an adjustment for "other provisions" that would have been classified as impairment losses on loans and advances under the methodology used in the audited financial statements for the year ended December 31, 2005.

(2) Other operating expenses for the year ended December 31, 2004 excludes an amount of NTL 4,857 thousand that is not reflected in the audited financial statements for the same period. This amount represents an adjustment for "other provisions" that would have been classified as impairment losses on loans and advances under the methodology used in the audited financial statements for the year ended December 31, 2005.

Financial Ratios and Other Information

	2003	2004	2005
Profitability Ratios			
Return on average shareholders' equity(1)(5)	16.53%	25.84%	37.27%
Return on average total assets(2)(5)	1.41%	2.11%	3.70%
Cost to income(3)(13)	77.76%	75.79%	57.95%
Net profit sharing and similar income as a percentage of average assets-earning mark-up(4)(5)(13)	5.47%	4.96%	7.15%
General and administrative and other expenses as a percentage of total average assets(5)	6.50%	6.50%	6.22%
Balance Sheet Ratios			
Deposits to total assets(6)	82.28%	84.50%	80.84%
Loans to total assets(7)	66.42%	65.94%	76.97%
Loans to deposits(6)(7)	80.72%	78.03%	95.21%
Credit Quality			
Non-performing loans to total loans(7)	8.68%	5.08%	5.24%
Non-performing loans to total cash and non-cash loan(7)	4.26%	1.88%	1.70%
Allowance for loan losses to non-performing loans(7)	47.76%	69.81%	70.56%
Capital Adequacy (bank-only)			
Net available capital/risk weighted assets and off balance sheet items(8)(13)	11.73%	10.78%	12.54%
Other Information			
Employees (bank-only)	993	1,333	1,797
Branches (bank-only)	48	62	72
Wholesale price index (percentage change)	13.94	13.84	4.54
Performance Indicators			
Total assets per employee (NTL in thousands)	1,256	1,322	1,374
Total assets per branch (NTL in thousands)	29,138	31,327	36,694
Deposits per employee (NTL in thousands)(6)	1,033	1,117	1,111
Deposits per branch (NTL in thousands)(6)	23,976	26,471	29,665
Loans per employee (NTL in thousands)(7)	834	872	1,057
Loans per branch (NTL in thousands)(7)	19,352	20,656	28,243
Employees	1,114	1,469	1,923
Information Regarding Dividends and Shares			
Number of shares outstanding (in thousands)(9)	47,500	180,000	182,466
Earnings per share (NTL)(10)	.35	.20	.46
Net operating profit per share (NTL)(11)	.49	.18	.51
Dividends declared per share (NTL)(12)	.089	.11	.060

(1) Net profit attributable to equity holders for the period divided by average equity attributable to equity holders.

(2) Net profit attributable to equity holders for the period divided by average total assets.

(3) General and administrative expenses and other operating expenses divided by the sum of operating profit before taxation and monetary gain, impairment losses and general and administrative and other operating expenses.

(4) For a breakdown of assets earning mark-up, see "Selected Statistical and Other Information."

(5) Averages are calculated as the average of the opening and closing balances for each period presented.

(6) Deposits consist of customers' current and profit sharing accounts.

(7) Loans consist of loans, leasing receivables and advances to customers (net).

(8) Calculated on an unconsolidated, nominal Turkish Lira basis.

(9) Based on a weighted average for the periods presented.

(10) Net profit attributable to equity holders divided by the weighted average of shares outstanding during the periods presented.

(11) Operating profit before taxation and monetary gain/loss divided by the weighted average of shares outstanding during the periods presented.

(12) Dividends declared in respect of net profit for the periods presented.

(13) These items are presented because we believe that they are commonly reported and widely used by securities analysts, investors and other interested parties in the evaluation of companies in the banking sector. However, other companies in the banking sector may calculate these items differently than we do. These items are not a measurement of financial performance, liquidity or capital adequacy under IFRS, and should not be considered as alternatives to other indicators of our financial performance, liquidity or capital adequacy or any other measures of performance derived on the basis of IFRS.

RISK FACTORS

Prior to making an investment decision, you should carefully consider all information in this Offering Circular including the risks described below. The risks and uncertainties described below are those that we currently believe could materially affect us and any investment you make in our company. If any of these events occur, the trading price of the Shares could decline. Additional risks and uncertainties that do not currently exist or that we are unaware of may also become important factors that adversely affect us and your investment.

You should also refer to the other information set out in this Offering Circular, including our IFRS Financial Statements and the related notes thereto. For additional information concerning Turkey, its economy and other related matters, see "Exchange Rates," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Affecting Our Results of Operations and Trends," "Business," "Selected Statistical and Other Information," "The Turkish Banking Sector and Regulation" and "The Turkish Securities Market."

Risk Factors Relating to the Bank

Our loan portfolio has increased rapidly in recent years and will require us to continue to develop more sophisticated monitoring systems to manage credit exposure.

Our loan portfolio has increased rapidly in recent years, growing by 58.8% to NTL 2,033,470 thousand as at December 31, 2005 from NTL 1,280,650 thousand as at December 31, 2004 and NTL 928,915 thousand as at December 31, 2003. The growth in our loan portfolio is attributable to an overall increase in the growth of our lending activity, particularly to corporate customers and small and medium-sized enterprises, which we refer to as SMEs, which we will continue to target as part of our strategy.

As at December 31, 2005, our ratio of non-performing loans to total loans was 1.7%, compared to 1.9% as at December 31, 2004. While, as a participation bank, the monthly amortisation structure of our commercial loan repayments helps to reduce our credit risks as compared to conventional banks, the significant increase in the size of our loan portfolio has increased our credit exposure and will require continued monitoring of our credit quality and the adequacy of provisioning levels, as well as continued credit risk management. In common with all other Turkish banks, the growth rates recently experienced have required us to seek to attract and retain a significant number of qualified personnel to monitor asset quality. While we have established credit quality analysis systems for retail and commercial lending, any failure to manage the growth and quality of our loan portfolio could have a material adverse effect on our business, financial condition and results of operations.

Any failure or interruption in or breach of our information systems, and any failure to update such systems, may result in lost business and other losses.

We rely heavily on information systems to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our risk management, general ledger, account servicing and/or loan organisation systems. Although we have developed back-up systems, and may continue some of our operations through branches in case of emergency, if our information systems failed, even for a short period of time, we could be unable to serve some customers' needs on a timely basis and could thus lose their business. Likewise, a temporary shutdown of our information systems could result in significant costs being incurred in connection with information retrieval and verification. While we maintain multiple off-site data backup systems, we do not currently maintain an off-site disaster recovery centre from which we can continue our operations in the event of a disaster. Plans have been finalised for such a disaster recovery centre to be located in Izmir, Turkey, and we expect it to be fully operational by the end of 2006. In the event of natural disaster or other effects affecting the İstanbul area, our ability to recover data and continue operations may not be possible or may be limited or delayed. No assurance can be given that such failures or interruptions will not occur or that we will be able to address them if they do occur. Accordingly, the occurrence of any failure, interruptions or breach of our information systems could have a material adverse effect on our business, financial condition and results of operations.

Volatility in interest rates may adversely affect our net income attributable to mark-ups and have other adverse consequences.

The interest rates that a conventional bank earns on its interest-earning assets and the interest rates it pays on its interest-bearing liabilities are affected differently by changes in market interest rates. The difference could result in an increase in interest expense relative to interest income, which would reduce a conventional bank's net

interest income. As a participation bank, we are an interest-free financial institution and our customers' profit-sharing accounts are paid a return or suffer losses based on the performance of our loan portfolio rather than being paid a rate of interest. While this type of risk is therefore reduced for us because our products are structured this way, changes in the interest rates in the banking sector still have an effect on us. In addition, many of the same economic factors having an effect on interest rates may have a similar effect on the determination of our mark-ups. An increase in interest rates may reduce the demand for our loans and our ability to originate loans. A decrease in the general level of interest rates may affect us through, among other things, increased pre-payments on our retail loan portfolio and increased competition for deposits. For more information on the structure of our participation banking products, see "Business—Participation Banks." Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions.

If, as a result of economic or other reasons, interest rates rise and the demand for our loans or our ability to generate new loans is reduced, our business may be negatively affected. If interest rates fall causing an increase in prepayments on our loans or competition for deposits, our income from these activities may be decreased. As such, in either case, a rise or fall in interest rates could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition in the Turkish banking sector, which may result in reduced margins and volume growth.

Although we are a participation bank dealing in financial products that differ in many ways from the products of conventional banks, we face significant competition from the other participants in the Turkish banking sector. As at September 30, 2005, there were a total of 52 banks, excluding the Central Bank, licensed to operate in Turkey, 13 of which were banks with foreign ownership, including the subsidiaries and branches of foreign banks and joint ventures between Turkish and foreign shareholders, and 5 of which were participation banks. A small number of banks in the Turkish banking sector dominate the banking industry in Turkey. According to the BRSA, as at September 30, 2005, the top five banks in Turkey (in terms of asset size) held approximately 51% of the banking sector's total loan portfolio and approximately 61% of total bank assets in Turkey.

In addition, foreign banks have shown an increased interest in the banking sector in Turkey in recent years. For example, HSBC acquired, through Demirbank A.Ş., a broad network of branches in 2002, UniCredito Italiano acquired 50% of the holding company of Koçbank in 2002 and, in February 2005, BNP Paribas acquired 50% of the shares of TEB Mali Yatırımlar A.Ş., which owns 84.3% of the shares of Türk Ekonomi Bankası A.Ş. In September 2005, Koç Finansal Hizmetler A.Ş., 50% of which is owned by UniCredito Italiano, acquired 57.4% of Yapı ve Kredi Bankası A.Ş. shares. Also in the same month, Bank Hapoalim of Israel acquired 58% of Kredi ve Kalkınma Bankası A.Ş. In July 2005, Fortis Bank acquired 89.3% of the share capital of Türk Dış Ticaret Bankası A.Ş. In August 2005, General Electric Financial Services agreed to purchase a 25.5% stake in Türkiye Garanti Bankası A.Ş. Further entries into the sector by foreign competitors either directly or in collaboration with existing Turkish banks is likely to increase competition in the market, especially given that some have significantly greater resources and cheaper funding sources than Turkish banks. While we have so far been successful in adapting to these changing conditions to limit effects on our operations, this increased competition in conjunction with a lower interest rate environment may have a negative impact on the margins we have achieved on our products in the past. There can be no assurance that further competition pressures may not result in margin compression, which may have a material adverse effect on our business, financial condition and results of operations.

Currency translation risks may have a negative impact on our reported income.

A significant portion of our assets and liabilities is denominated in foreign currencies, and in particular the U.S. dollar and the euro. We translate such assets and liabilities, as well as premium earned or paid on such assets and liabilities, and gains/(losses) realised upon the sale of such assets, to New Turkish Lira in preparing our financial statements. As a result, and in common with all Turkish banks dealing with foreign currencies, our reported income is affected by changes in the value of the New Turkish Lira with respect to foreign currencies. The overall effect of exchange rate movements on our results of operations depends on the rate of depreciation or appreciation of the New Turkish Lira against the foreign currencies and the currencies of our assets and liabilities.

There can be no assurance that significant fluctuations in exchange rates, particularly as a result of any significant devaluation of New Turkish Lira in circumstances where our relevant foreign currency denominated operating and financial costs were to exceed our foreign currency earnings, would not have a material adverse effect on our business, financial condition and results of operations.

We experience from time to time net short positions in foreign currencies, which may require us to convert New Turkish Lira at times of unfavorable exchange rates.

From time to time our foreign currency liabilities have exceeded our foreign currency assets, thus creating a "net short position." A net short position exposes us to the possibility that we may not be able to satisfy all of our foreign currency denominated obligations with our foreign currency denominated assets or reserves. As at December 31, 2005, we had a net long position of approximately NTL 53,039 thousand, representing approximately 17.89% of our shareholders' equity. Given our liquidity position (which comprised NTL 393,632 thousand in cash and bank deposits (including reserve deposits) as at December 31, 2005), our management believes that it would be possible to close any net short position within one day under most foreseeable circumstances. See "Risk Management." Although we manage our exposure to the risk of fluctuations between foreign currencies and New Turkish Lira by monitoring the level of foreign currency denominated current liabilities and foreign currency denominated current assets and by seeking to maintain parity between these, we do not currently enter into hedging instruments and thus remain exposed to foreign exchange risk to some extent. If we were required to convert New Turkish Lira at a time of unfavorable exchange rates to cover any net short position, this may have a material adverse effect on our business, financial condition and results of operations.

Our liabilities to customers may exceed our liquid assets, which could lead us to seek alternative and more expensive sources of funding to meet our liabilities.

Our assets have grown rapidly over the past several years, driven by a desire to expand our business and by demand from customers for interest-free participation bank products. Historically, our predominant source of funds has been customer deposits, which represented 80.8% of our total liabilities and shareholders' equity as at December 31, 2005. While, as a participation bank, the monthly amortisation structure of our commercial loan repayments helps to reduce our liquidity risks, in the event of a sudden or unexpected shortage of funds in the banking system or otherwise, we may not be able to maintain our levels of funding without adversely affecting liquidity or increasing our cost of funding.

In the past, when growth in loans and advances to customers has been greater than our growth in customer deposits we have bridged most of this gap through use of our liquid assets, through capital increases, and by retaining earnings. In the future, we may apply these same methods in order to bridge funding gaps or may seek to develop new sources of funding. In some cases these alternative sources of funding may be more expensive or in other ways less advantageous than customer deposits or may conflict with the interests of our shareholders. In addition, because we are a participation bank, certain alternative sources of funding typically utilised by conventional banks are not available to us (such as interest-bearing facilities) and our ability to develop new sources may be limited or slowed by the approval process to which we subject our funding and banking products. For more information on the structure of participation banking products and the process by which they are developed, please see "Business—Overview—Participation Banks." Currently, we do not regularly experience a significant gap in our funding requirements. However, if a significant gap in funding were to arise, our reliance on such alternative funding sources may have a material adverse effect on our business, financial condition and results of operations.

We have implemented a growth strategy, which could adversely affect our asset quality, profitability and capital ratios.

We plan to engage in a program of expansion through organic growth while continuing to focus on our financial strength and performance. We intend to open a number of additional branches throughout Turkey where growth opportunities exist in order to attract more corporate and SME customers as well as increase our retail deposit base. There are risks associated with expansion, including encountering greater-than-anticipated costs of opening new branches, facing resistance from customers or employees and being unable to profitably deploy assets acquired or developed through expansion. Any failure to manage this growth while at the same time failing to maintain adequate focus on existing operations could have a material adverse effect on our asset quality, profitability and capital ratios, and in turn on our business, financial condition and results of operations.

Our risk management strategies and techniques, if ineffectively executed, may leave us exposed to unidentified or unanticipated risks.

Although we invest substantial time and effort in risk management strategies and techniques, we may nevertheless fail to adequately manage risk under some circumstances, particularly when we are confronted with risks that we have not identified or anticipated. If circumstances arise that we have not identified or anticipated in

developing our risk management strategies and techniques, our losses could be greater than expected. If our measures to assess and mitigate risk prove insufficient, we may experience unexpected losses which, in turn, may have a material adverse effect on our business, financial condition and results of operations. See also "Risk Management."

The financial and operating data contained in this Offering Circular is not as detailed as data that would be required to be contained herein if the Shares were being registered under the Securities Act.

The financial and operating data that we make public, including the information contained in this Offering Circular, is not as extensive as that which would be required by the laws and regulations applicable to banks that are or become publicly listed in certain other jurisdictions, including the United States. For example, we do not maintain average daily, weekly, or monthly balances for loans and deposits on a consolidated basis in accordance with IFRS, as we are not required to do so under Turkish laws and regulations. Consequently, we have not been able to provide annual loan and deposit balances prepared on the basis of daily, weekly, or end-of-month balances in this Offering Circular, as would be required under the laws and regulations applicable to banks that are offering securities in a public offering in the United States.

Risks Relating to the Turkish Banking Industry

The Turkish banking system could experience further financial crises, which could result in further bank failures, reduce liquidity and weaken public confidence in the Turkish banking system

The significant volatility in Turkish Lira and foreign exchange markets experienced in 1994, 1998 and in 2001, combined with the short foreign exchange positions held by many Turkish banks at those times, affected the profitability and liquidity of certain Turkish banks. In 2001, this resulted in the collapse of several institutions. The banking sector also experienced a sharp reduction in shareholders' equity in 2001, with the capital for 22 private sector banks declining to $7,383 million at year-end 2001 from $8,302 million (28 banks) at year-end 2000. The Turkish money markets and foreign exchange markets generally have stabilised since 2001, although we believe the economy may be vulnerable to volatility and changes in investor sentiment, as demonstrated by the financial instability that arose in May 2004, during which time the Turkish Lira depreciated, share prices fell sharply and interest rates rose. In order to enhance disclosure and require management to maintain adequate capital, the BRSA required banks to undergo a three-part audit at the end of 2001 and the first half of 2002. Following the audit, all private commercial banks were either in compliance with the 8% minimum capital adequacy requirement or had been transferred to the Savings Deposit Insurance Fund (the "SDIF").

Since 1997, a total of 21 banks have been transferred to SDIF due to, among other things, weakened financial stability and liquidity. In 2003, İmar Bankası and Adabank were banned from conducting banking operations and collecting deposits and entered into liquidation. If the general macroeconomic conditions in Turkey, and the Turkish banking sector in particular, were to suffer another crisis, no assurance can be given that this would not result in further bank failures, reduced liquidity and weaker public confidence in the Turkish banking system, which could have a material adverse effect on our business, financial condition and results of operations.

We are a highly regulated entity and are exposed to frequent changes in the regulatory framework, with recent changes making the effect of such regulation difficult to ascertain.

We are subject to a number of banking regulations designed to maintain the safety and soundness of banks, ensure their compliance with economic and other obligations and limit their exposure to risk including those of the BRSA. These regulations may increase the cost of doing business or limit our activities. In addition, a breach of regulatory guidelines could expose us to potential liabilities or sanctions. Changes in these regulations may have a material adverse effect on our business and operations. As the new Banking Law only came into force in November of 2005, the manner in which the new law and related regulations, some yet to be issued, are applied to the operations of financial institutions is still evolving. Laws or regulations might be adopted, enforced or interpreted in a manner that could have a material adverse effect on our business, financial condition and results of operations. Moreover, any failure to adopt adequate responses to such changes in the regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

Changes in the international capital adequacy guidelines may have an adverse effect on the Turkish banking sector.

The Basel Committee on Banking Supervision has issued a proposal for a new capital adequacy framework to replace the previous Capital Accord issued in 1988. The details of the New Basel Capital Accord, or Basel II as the new guidelines are being referred to, are still being developed and are expected to be implemented by 2007. With regard to risk weightings to be applied to exposures to sovereign states, the Basel Committee has proposed replacing the existing approach with a system that would use external credit assessments for determining risk weightings. Sovereign risk will be risk-weighted at up to 100%, compared to the current zero weighting for Turkish sovereign risk. Central banks will have discretion in assigning risk-weighting to their own government securities. It is intended that such an approach will also apply, either directly or indirectly and to varying degrees, to the risk weighting of exposures to banks, securities firms and corporations. While, as a participation bank, we do not currently look to the international lending markets for funding, the general effect of these measures on the Turkish banking system as a whole may have an effect on our operations. If and when we do develop new products through which we may access the international lending markets for funding these measures will have a greater effect on our operations. If these measures are adopted, the new framework could require financial institutions lending to Turkish banks to be subject to higher capital requirements as a result of the credit risk rating of Turkey, possibly resulting in a higher cost of borrowing for Turkish banks or unavailability of funds from these sources. In addition, given that many other banks in the Turkish market have significant assets in foreign currency denominated Government securities, assignment of high risk weightings could also have a material adverse effect on the banking system, and indirectly on our business, financial condition and results of operations, as a result of declining risk-based capital ratios.

Risk Factors Relating to Turkey

Even though in recent years Turkey has undergone significant political and economic transformation which has increased stability and led to economic growth, Turkey is generally considered by international investors to be an emerging market. In general, investing in the securities of issuers such as us that have operations primarily in emerging markets like Turkey involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States, the countries of the European Union or other similar jurisdictions. Summarised below are a number of risks relating to operating in Turkey and other emerging markets.

Economic developments in Turkey may have a material adverse effect on our business, financial condition and results of operations in the future

Over the past two decades, the Turkish economy has undergone a transformation from a highly protected and regulated system to a free market system. Although the Turkish economy has responded well to this transformation, it has continued to experience severe macro-economic imbalances, including significant balance of payment deficits, and a considerable level of unemployment. After 15 years of such increases and adverse shocks, such as the Russian financial crisis of 1998, Turkey entered into a stand-by agreement with the International Monetary Fund, which we refer to as IMF, at the end of 1999, to stabilise its financial condition. However, liquidity crises in the banking sector in November 2000 and February 2001 triggered a steep decline in the Turkish capital markets and led to increased interest rates on Government borrowings. These factors contributed to a decline of 7.5% in Turkey's real GDP in 2001 compared to 2000. Following the almost 50% devaluation of the Turkish Lira on average in 2001, average inflation based on the Turkish wholesale price index rose to 62%, and year-end inflation was 88.6%. The combination of the significant depreciation of the Turkish Lira, high real interest rates and the high cost of the bank restructurings caused the ratio of net public debt to GDP to increase from 57% at the end of 2000 to 91% at the end of 2001.

In 2001, Turkey implemented a macroeconomic program, backed by a $19 billion stand-by agreement with the IMF. The goal of this programme was to improve the Turkish economy's resilience and reduce its volatility in the short term, as well as to achieve sustainable growth through fundamental structural reforms in the medium to long term. GDP grew by 7.8% in 2002, 5.8% in 2003 and 8.9% in 2004. In spite of the recovery and economic growth, Turkey remains vulnerable to both external and internal shocks, including escalating oil prices and terrorist activity, as well as potential domestic political uncertainty. High government debt levels and a high current account deficit ($22.9 billion in 2005 up from $15.5 billion recorded in 2004) may also contribute to economic vulnerability.

The Government signed a three-year stand-by agreement with the IMF in 2005. The programme sets macroeconomic targets such as an annual economic growth rate of 5% during the three-year period, decreasing the ratio of net public debt stock to GDP to 52% in 2007 (which has been already decreased to 55.8% at the end

of 2005) and decreasing the CPI to 4% by the end of 2007. However, there can be no assurance that Turkey will continue its current fiscal policy and remain economically stable after the completion of the IMF-monitored program. Any downturn in Turkey's economy in the future could have a material adverse effect on our business, financial condition and results of operations.

Future negative developments in the Turkish economy could impair our business strategies and have a material adverse effect on our business, financial condition and results of operations.

Political developments in Turkey may have a material adverse effect on our business, financial condition and results of operations in the future

Turkey has been a parliamentary democracy since 1923, although the military has in the past played a significant role in politics and the Government, intervening in the political process through coups in 1960, 1971 and 1980. Unstable coalition Governments have been common, and in the 82 years since its formation, the Republic of Turkey has had 59 Governments with political controversies frequently resulting in early elections. The most recent national elections held on November 3, 2002, resulted in the victory of the Justice and Development Party, which we refer to as AKP. AKP, led by Recep Tayyip Erdoğan, received 34.2% of the votes cast and formed a single party Government in the Grand National Assembly, which we refer to as the GNA. In the local elections held on March 28, 2004, AKP strengthened its mandate and won in 58 out of 82 provinces (including 12 major municipalities out of 16), and, in the recent municipal elections, the AKP received more votes than the next three parties combined. The next national election is expected to be held by the end of 2007. After the November 2002 elections, AKP declared that it would continue to implement the current IMF program and the economic policies introduced by the former Government with minor revisions. To date, AKP's economic policies have complied with the IMF program and have been successful in bringing relative stability to the Turkish economy, as discussed above.

The head of state in Turkey is the President of the Republic of Turkey, who is elected by the GNA. The current President, Ahmet Necdet Sezer, the former head of the Constitutional Court, was elected in May 2000 for a seven-year term which will expire in May 2007. Pursuant to the Constitution, a President cannot be elected for two consecutive terms. The President has had a volatile relationship with the governments formed by the AKP and has vetoed several pieces of legislation passed by the GNA.

Any negative changes in the Government and political environment, including additional conflicts among senior politicians in Turkey, the failure of the Government to devise or implement appropriate economic programs, or the failure of the IMF to complete periodic reviews of the economic programme introduced by it, may all adversely affect the Turkish economy and, in turn, our business, financial condition and results of operations.

Terrorism within Turkey or conflicts in neighboring countries may have a material adverse effect on our business, financial condition and results of operations in the future

As an ally of the United States and a close neighbor of Iraq, Turkey has become a potential target for terrorist attacks. The four bombings which targeted British and other interests in İstanbul in November and December 2003 are believed to have had a limited impact on the Turkish economy. However, if similar attacks occur in the future, Turkey's capital markets, as well as the levels of tourism and foreign investment in Turkey, may suffer. It is possible that further acts of terrorism may be conducted within Turkey, having a direct or indirect impact on us or our properties which could have a material adverse effect on our business, financial condition and results of operations and the market price of the Shares.

Turkey has also had problems with terrorist and ethnic separatist groups in recent years and these problems are continuing. The current situation in Iraq and the uncertainty surrounding whether an independent Kurdish state or federation will be formed may contribute to further tension and may result in terrorist activities by such groups.

Uncertainties relating to European Union membership may adversely affect the Turkish financial markets and result in greater volatility

Turkey has had a long-term relationship with the European Union (the "EU"). In 1963, it signed an association agreement with the EU and in 1970 a supplementary agreement was signed providing for a transitional second stage of Turkey's integration into the EU. On December 17, 2004, the European Council

agreed to commence negotiations with Turkey and affirmed that Turkey's candidacy will be judged on the same criteria applied to other candidates. Negotiations for Turkey's accession to the EU commenced on October 4, 2005. However, there can be no assurance that Turkey will be able to meet the criteria applicable to become a member state of the EU, or that the EU will maintain its current approach regarding the candidacy of Turkey.

The level of inflation in Turkey could adversely affect our business, results of operations and financial condition

The Turkish economy has experienced significant inflationary pressures. Over the five-year period ended December 31, 2000, the Turkish economy experienced annual inflation averaging approximately 65.1% per year as measured by the Turkish wholesale price index. In response, the Government implemented policies intended to combat these persistently high levels of inflation. However, as a result of the financial crises experienced in Turkey in November 2000 and February 2001, the wholesale price index increased to 88.6% at the end of 2001. In line with the stand-by agreements with the IMF in 2000, 2002 and 2005, the Government implemented certain measures to reduce public sector debt and to control inflation. The inflation rate based on the wholesale price index declined from 30.8% at the end of 2002 to 13.9% at the end of 2003, to 13.8% at the end of 2004 and to 4.5% at the end of 2005. The official target for the end of 2006 stands at 5%. Although recent Central Bank policies have had some success in reducing inflation, we cannot assure you that they will continue to be successful in the future, especially given the substantial current account deficit Turkey is now experiencing, the high level of global oil prices, global liquidity conditions and the prevailing rigidity in the services sector prices. The high current account deficit, which stood at $22.9 billion at the end of 2005, is being financed by higher levels of foreign direct investment than have been experienced in the past. The level of foreign investment in Turkey, however, is strongly linked to Turkey's prospects of entering the EU and any setback in the EU accession prospects could lead to certain economic problems typically associated with a high current account deficit.

If the level of inflation in Turkey were to fluctuate significantly, it is possible that our business, results of operations and financial condition as well as the market price of the Shares would be adversely affected.

The state of the current account deficit in Turkey could lead to exchange rate adjustments and inflation which could have a material adverse effect on our business, financial conditions and results of operations

The Turkish Lira has appreciated by almost 47% since the end of 2001 according to the Central Bank's consumer price index based Real Effective Exchange Rate Index. However, given the widening current account deficit and the resulting surge in external financing needs, some economists are concerned about currency stabilisation. Following the current account deficit of $7.9 billion in 2003 (3.3% of GNP), in 2004 the current account deficit increased to $15.6 billion accounting for 5.2% of GNP, and in 2005 reached $22.9 billion, or 6.3% of GNP. In a period of uncertainty, the persistent widening of the current account deficit may lead to a sudden adjustment in the Turkish Lira with inflationary consequences which in turn may have a material adverse effect on our business, financial condition or results of operations.

Future earthquakes could damage the Turkish economy

On August 17, 1999, an earthquake measuring 7.4 on the Richter scale struck the area surrounding İzmit. On November 12, 1999, another earthquake occurred in the city of Düzce, between Ankara and İstanbul, resulting in further financial costs to Turkey. Almost all of Turkey is classified by seismologists as being in a high risk earthquake zone. Almost 45% of Turkey's population and most of its economic resources are located in a first degree earthquake risk zone (the zone with the highest level of risk of damage from earthquakes). The occurrence of a severe earthquake could affect our head office and any number of our branches and cause an interruption in our business, which would have an adverse effect on our business. In addition, a severe earthquake could harm the Turkish economy in general, which could adversely affect our business.

Risks Relating to an Investment in the Shares

Under a new law, non-Turkish holders of the Shares are subject to withholding tax on any dividends and capital gains derived from the Shares.

Under an amendment to the Turkish Income Tax Law implemented by Law number 5281 ("Amendment 5281") the taxation and declaration methods for dividend income and capital gains derived from securities were changed significantly, effective January 1, 2006 through December 31, 2015. One effect of Amendment 5281 is that Turkish and non-Turkish holders of the Shares acquired after December 31, 2005 will be subject to 15%

withholding tax for any gains derived from the sale, exchange or other disposition of the Shares (such gains "capital gains") unless held for longer than one year, and an unchanged rate of 10% for dividends paid on the Shares.

Under the previous tax regime, capital gains by a non-Turkish holder were subject to tax in Turkey through a declaration by the holder if (i) the sale, exchange or other disposition takes place in Turkey; (ii) payment is made in Turkey; or (iii) payment is made outside of Turkey and transferred (A) to the payor's account in Turkey or (B) to the payee's account in Turkey. Pursuant to Amendment 5281, such capital gains will be subject to withholding tax, which will generally be withheld by the broker or bank through which the relevant disposition is made. See "Taxation—The Republic of Turkey."

The pre-emption rights granted to holders of our Shares may be unavailable to United States holders of our Shares

In the case of an increase of our capital, holders of Shares are entitled to subscribe for new Shares in proportion to their respective holdings even though such pre-emption rights may be restricted by our shareholders. See "Description of Our Share Capital—Pre-emption Rights." To the extent that pre-emption rights are granted, U.S. holders of Shares may not be able to exercise such pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available.

If our articles of association are amended to remove the requirement to pay dividends, we expect not to pay dividends in the foreseeable future to holders of our Shares

We are currently considering the possibility of amending our articles of association to remove the provision that requires us to pay an annual dividend. If this provision is removed from our articles of association, we expect not to pay dividends to the holders of our capital stock, including the Shares, in the foreseeable future. In addition, in accordance with the Banking Law, under certain circumstances the board of the BRSA is entitled to stop dividend distributions of a bank and require allocation of such dividends as reserves. See "Dividends and Dividends Policy."

Turkish financial disclosure standards differ in certain significant respects from those in more developed markets leading to a relatively limited amount of information being available.

The reporting, accounting and financial practices applicable to Turkish companies may differ in certain respects from those applicable to similar companies in more developed markets such as the United States. There may also be less publicly available information regarding the securities of listed Turkish companies than the securities of public companies in the United States and other more developed markets.

There has been no prior public market for the Shares and the Shares may experience price and volume fluctuations

Prior to the global offering, there has been no public market for any of our Shares and we cannot assure you that an active market will emerge or can be sustained after the global offering. If an active trading market is not developed or maintained, the liquidity and trading prices of the Shares could be adversely affected.

The offering price of the Shares will be determined by us, the Selling Shareholders and the Managers and may not be indicative of the market price for the Shares after the listing. The trading price of the Shares could also be subject to significant fluctuations in response to variations in our and our competitors' financial performance, general market conditions and other factors. In addition, international financial markets have from time to time experienced price and volume fluctuations, which have been unrelated to the operating performance or prospects of individual companies. Consequently, the general decline in the market or any declines in the market for similar securities may have a material adverse effect on the trading market for, and the liquidity of, the Shares.

The ISE is smaller and thus less liquid than other major exchanges and may be more volatile, which may adversely affect your ability to trade the Shares

The only trading market for the Shares will be the ISE and we have no plans to list the Shares on any other stock exchange in the near future. The ISE is considerably smaller and thus less liquid than more developed

securities markets such as in the United States. As at December 31, 2005, the total market capitalisation of all the companies listed on the ISE was approximately NTL 216,524 million and a disproportionately large percentage of the market capitalisation and trading volume of the ISE is represented by a small number of listed companies. As at December 31, 2005, the shares of 304 companies were traded on the ISE and the combined market capitalisation of the ten companies with the greatest market capitalisations was approximately 48% of the market capitalisation of all companies trading on the ISE.

The ISE is also a highly volatile market, which is illustrated by its yearly trading volumes and ISE—100 index figures. Year-on-year changes in trading volumes range from an increase of 1,700% in 1990 to a 20% decrease in 2001, with no demonstrable trend throughout the intervening period. Year-on-year changes in ISE—100 index figures are similarly volatile, ranging from an increase of 357% in 1989 to a decrease of 57% in 2000, with no demonstrable trend throughout the intervening period.

Trading on the ISE has traditionally been characterised by a high degree of short-term speculative trading, which is at least partially attributable to the relatively underdeveloped institutional investor base in Turkey and to the relatively small size of the retail investor base. The average daily trading volume in 2005 was approximately NTL 1,045 million. The average daily trading volume in the shares of the ten most traded companies on the ISE was approximately NTL 324 million during 2003, NTL 410 million during 2004 and NTL 438 million during 2005. The total average daily trading value in the shares of the five most traded companies on the ISE in 2005 was NTL 278 million, which represented approximately 27% of the average daily trading value of all stocks traded on the ISE in 2005.

The relatively small size and low liquidity of the ISE in general and the limited public market for the Shares in particular may impair the ability of holders of the Shares to sell them in the amount and at the price and time such holder may wish to do so, and may increase the volatility of the price of the Shares.

As is the case for the equity securities of many emerging market issuers, the market value of the Shares may be subject to significant fluctuation, which may not necessarily be related to our consolidated financial performance. The quoted price of the Shares is in New Turkish Lira. In addition, dividends, if any, that we pay in respect of the Shares will be paid in New Turkish Lira. Fluctuations in the value of the New Turkish Lira can be expected to affect significantly the value of the Shares and dividend payments upon conversion into other currencies, including the U.S. dollar.

Future sales of substantial amounts of the Shares, or the perception that such sales could occur, could adversely affect the market value of the Shares

We, the Selling Shareholders and certain others have agreed with the Managers that we will not and they will not sell any of their or our shares for a period of 180 days following the sale of Shares in connection with the international offering. See "Plan of Distribution." After the end of this period, we, the Selling Shareholders and such other shareholders may freely sell shares. Sales of substantial amounts of our shares whether by us, the Selling Shareholders or such other Shareholders, or the perception that such sales could occur, could adversely affect the market value of the Shares and could adversely affect our ability to raise capital through future capital increases.

There is only a limited free float of the Shares; this may have a negative impact on the liquidity of and market price for the Shares

After completion of the global offering, up to 60,000,000 Shares or 20% of our outstanding share capital (69,000,000 Shares or 23% of our outstanding share capital if the over-allotment option is exercised in full) will be publicly held. The limited free float may have a negative impact on the liquidity of the Shares and result in a low trading volume of our Shares, which could adversely affect the then prevailing market prices for the Shares.

CAPITALISATION

The following table sets forth, as of December 31, 2005, (i) our actual capitalisation and (ii) our capitalisation as at December 31, 2005, as adjusted to reflect the capital increase approved by our shareholders on December 29, 2005 and receipt of the estimated net proceeds from the sale of Shares in the global offering, after deducting the underwriting commissions and expenses and other offering expenses (including out-of-pocket expenses and legal, financial advisory and other fees). This table should be read in conjunction with the financial statements and notes thereto included elsewhere in this Offering Circular.

	As at December 31, 2005	
	Actual	As adjusted for sale of Shares in global offering
	NTL in thousands	
Long and short-term debt	14,307	14,307
Shareholders' equity:		
Nominal capital	240,000	300,000
Share premium	—	140,075
Inflation adjusted to capital	7,870	7,870
Total paid in capital	247,870	447,945
Retained earnings	48,585	48,585
Equity attributable to equity holders of parent	296,455	496,530
Minority interest	5,446	5,446
Total Shareholders' equity	301,901	501,976
Total Capitalisation	316,208	516,283

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the Shares by us in the global offering will be approximately NTL 200.0 million, after deduction of management, selling and underwriting commissions and estimated expenses of the global offering payable by us.

We intend to use the net proceeds we receive primarily to fund our overall growth strategy and for general corporate purposes.

To the extent the over-allotment option is exercised, we will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

DIVIDENDS AND DIVIDEND POLICY

The following is a description of certain information relating to dividends, including requirements under the Turkish Commercial Code ("TCC"), the Capital Markets Law, the CMB regulations and our articles of association, and to our dividend policy.

Regulatory and Legal Framework

In accordance with Turkish law, the distribution of profits and the payment of any annual dividend in respect of the preceding financial year will be recommended by our board of directors each year for approval by the shareholders at the annual shareholders' meeting, which must be held within three months following the end of the preceding financial year. Dividends are payable on a date determined at the annual shareholders' meeting. Each share of our capital stock entitles its holder to the same amount of dividend.

Net profits are calculated and distributed in accordance with our articles of association after setting aside legally required reserves, taxes and the previous year's losses, if any, from the revenues determined at the end of the fiscal period, in the following required order:

- 5% of the net profit is allocated to a first legal reserve until the first legal reserve reaches 20% of our paid-in capital.
- From the remaining amount, our articles of association require us to distribute to our shareholders an amount determined by reference to the CMB's requirement of publicly traded companies to pay a specified amount to shareholders as a first dividend (the "First Dividend").
- At our option, a portion of the remaining amount may be allocated as a dividend to our directors and employees or allocated for social donation as allowed by the TCC.
- All or part of the remaining net profit may be distributed to our shareholders as a second dividend or retained by us as end-of-period profit, legal and voluntary reserves or extraordinary company reserves, all at the discretion of the general meeting of shareholders.
- After deducting an amount equal to 5% of our paid-in capital from the amount to be distributed to shareholders and persons participating in profit, we allocate 10% of the remaining amount as a second reserve and add it to the statutory reserve.

Unless and until the statutory funds and other financial obligations, which are required by law, are set aside, and the first dividend is distributed, we cannot resolve (i) to set aside any other reserve, (ii) to transfer a dividend to the next year or (iii) to make distributions to the members of our board of directors, managers, employees and foundations or similar institutions established for various purposes.

Dividends are distributed equally to all shares of our capital stock. The date and form of distribution of dividends are determined by our shareholders within the framework of the CMB regulations.

Pursuant to the Turkish Capital Markets Law, public companies may distribute interim dividends in accordance with the following criteria:

- interim dividends must be based on quarterly audited financial statements prepared in accordance with the Turkish Taxation Code;
- interim dividends cannot exceed 50% of the net profits for the relevant interim period;
- the aggregate amount of interim dividends in one fiscal year cannot exceed the lesser of (x) 50% of distributable profits for the previous fiscal year, or (y) the extraordinary reserves approved by the general assembly of shareholders;
- any interim dividends previously paid must be deducted from any subsequent interim dividend payments within the same fiscal year;
- the articles of association of the company must permit the distribution of interim dividends and the general meeting of shareholders must authorise the board of directors to declare such distributions for each year that they wish to have interim dividend distributions; and
- holders of privileged classes of shares and any non-shareholders entitled to receive dividends are not allowed to receive interim dividends.

Currently, our articles of association do not allow us to distribute interim dividend payments to our shareholders. If our articles of association are amended and the required permission is obtained from the BRSA, our board of directors may distribute interim dividends provided that it is empowered by the general assembly of shareholders and subject to the provisions of the Capital Markets Law and Capital Markets regulations. Such power given to our board is limited to the year in which such power is granted. No dividends or additional interim dividends may be distributed until the interim dividends of the previous year are completely set-off.

After a period of five years following the date of the shareholders meeting that approved the dividend, any such uncollected dividend is transferred to the Government.

Distribution of dividends can be made in the form of cash or bonus shares. Turkish companies may only increase their capital through the issuance of new shares, which may be in the form of a rights issue or a bonus issue. Bonus issues may be undertaken in order to convert all or a portion of the revaluation fund and reserves of a company into share capital. We periodically adjust the value of our fixed assets in accordance with Law No. 5024, a tax regulation relating to inflation accounting issued by the Ministry of Finance, in accordance with IFRS. The reserve resulting from the application of inflation accounting is included in the balance sheet under shareholders' equity, which is subsequently transferred to paid-in capital through a bonus issue to our shareholders.

Dividends Policy

We have voluntarily adopted the CMB Requirement in our articles of association and accordingly we currently pay a First Dividend calculated in accordance with the CMB Requirement. Currently, the CMB Requirement is set at an amount equal to 30% of an issuer's paid-in capital. We are currently considering the possibility of amending our articles of association to remove this Voluntary Adoption. If the Voluntary Adoption is removed from our articles of association, we expect not to pay dividends to the holders of our capital stock, including the Shares, in the foreseeable future. In addition, in accordance with the Banking Law, under certain circumstances the board of the BRSA is entitled to stop dividend distributions of a bank and require allocation of such dividends as reserves.

To the extent we declare any dividends in the future, we will pay those dividends solely in New Turkish Lira. Dividends received by a holder of Shares will, under current law and practice, be subject to certain withholding taxes. See "Taxation" for a summary of certain Turkish, United Kingdom and U.S. federal tax consequences to holders of Shares. As a result of the continuous fluctuation of rates of exchange between the New Turkish Lira and other currencies, a holder of Shares will be subject to currency fluctuations generally and particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, any dividends or other distributions paid in respect of the Shares will be subject to withholding taxes. See "Taxation—The Republic of Turkey."

The following table shows the dividends we paid in respect of the periods indicated:

	For the year ended December 31,		
	2003	2004	2005
Dividends per share	0.089	0.11	0.060

In April 2006, we paid a dividend to our shareholders on their Class A and Class B shares equal to NTL 0.083 per share.

EXCHANGE RATES

The Turkish Lira has historically been a highly volatile currency. Although until February 2001 it was a stated policy of the Turkish Central Bank to devalue the Turkish Lira in line with the domestic inflation rate, the Turkish Central Bank has since adopted a floating exchange rate policy, resulting in increased volatility in the value of the Turkish Lira.

The following table sets forth the high, low, period average and period end exchange rates for euro announced by the Turkish Central Bank, expressed as the number of Turkish Lira per euro, for the period indicated.

Year ended December 31,	High	Low	Period Average(1)	Period End(2)
2001	1,496,482	622,059	1,093,697	1,268,115
2002	1,717,823	1,121,588	1,429,766	1,703,477
2003	1,857,985	1,496,686	1,685,301	1,745,072
2004	1,892,890	1,576,029	1,767,686	1,826,800
2005(3)	1.8460	1.5804	1.6695	1.5904
2006 (through May 8, 2006)(3)	1.6658	1.5495	1.6061	1.6658

Source: Turkish Central Bank

(1) Represents the average of the daily Central Bank exchange rates for the relevant period.

(2) Represents the Central Bank's euro ask rate on the last business day for the relevant period.

(3) New Turkish Lira.

The following table sets forth the high and low exchange rates for euro announced by the Turkish Central Bank, expressed as the number of New Turkish Lira per euro (based on the NTL amounts per euro prevailing therein), for the periods indicated:

	High	Low
2005		
October	1.6381	1.5943
November	1.6175	1.5804
December	1.6123	1.5834
2006		
January	1.6199	1.5875
February	1.5983	1.5541
March	1.6284	1.5495
April	1.6410	1.6141
May (through May 8, 2006)	1.6658	1.6506

The Central Bank exchange rate on May 8, 2006 was NTL 1.6658 = EUR 1.00.

The following table sets out the high, low, period average and period end exchange rates for U.S. dollars announced by the Turkish Central Bank, expressed as the number of Turkish Lira per U.S. dollar, for the periods indicated.

Year ended December 31,	High	Low	Period Average(1)	Period End(2)
2001	1,636,942	663,739	1,225,412	1,439,567
2002	1,688,410	1,286,543	1,505,840	1,634,501
2003	1,746,390	1,348,023	1,493,068	1,395,835
2004	1,550,710	1,301,340	1,422,341	1,342,100
2005(3)	1.4000	1.2541	1.3408	1.3430
2006 (through May 8, 2006)(3)	1.3562	1.2964	1.3261	1.3132

Source: Turkish Central Bank

(1) Represents the average of the daily Central Bank exchange rates for the relevant period.

(2) Represents the Central Bank's U.S. dollar ask rate on the last business day for the relevant period.

(3) New Turkish Lira.

The following table sets out the high and low exchange rates for U.S. dollars announced by the Turkish Central Bank, expressed as the number of New Turkish Lira per U.S. dollar (based on the NTL amounts per U.S. dollar prevailing therein), for the periods indicated.

	High	Low
2005		
October	1.3649	1.3368
November	1.3644	1.3417
December	1.3527	1.3370
2006		
January	1.3441	1.3156
February	1.3322	1.3093
March	1.3562	1.2964
April	1.3440	1.3168
May (through May 8, 2006)	1.3178	1.3104

The Central Bank exchange rate for U.S. dollars on May 8, 2006 was NTL 1.3132 = $1.00.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets out our selected consolidated financial and operating information as at and for the three years ended December 31, 2003, 2004 and 2005. This consolidated information has been extracted or derived from the IFRS Financial Statements and should be read in conjunction with, and is qualified in its entirety by reference to, the IFRS Financial Statements and the notes thereto included elsewhere in this Offering Circular. The IFRS Financial Statements have been prepared in accordance with IFRS, including IAS 29. Accordingly, all historical TL figures are restated at the equivalent purchasing power as at December 31, 2005. Pursuant to Law No. 5083 on the Currency of the Republic of Turkey, with effect from January 1, 2005, the currency of Turkey was redenominated, with one million Turkish Lira being converted into a new unit of currency known as the "New Turkish Lira." See "Exchange Rates." The IFRS Financial Statements have been restated in New Turkish Lira.

Certain income statement data presented in 2004 are restated from the audited data included in our IFRS financial statements. The purpose of such restatements is to allow for comparability across all periods presented. A change in classification methodology in 2005 would otherwise make such data difficult to compare. For convenience, we have described in footnotes the data that have been subject to such restatements.

Our IFRS Financial Statements as at and for the year ended December 31, 2005 have been audited by Deloitte and our IFRS Financial statements as at and for the two years ended December 31, 2003 and 2004 have been audited by HLB. See "Presentation of Financial and Other Information."

Balance Sheet Data

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
ASSETS			
Cash and cash equivalents	186,888	348,618	299,579
Reserve deposits at the Central Bank	94,903	115,955	94,053
Loans, leasing receivables and advances to customers (net)	928,915	1,280,650	2,033,470
Trade receivables (net)	874	2,813	2,714
Insurance receivables	—	—	25,934
Inventories (net)	2,022	49,759	45,512
Available for sale investments (net)	—	—	95
Investments in associates (net)	4,490	5,633	—
Goodwill (net)	—	—	4,366
Premises and equipment (net)	113,924	68,614	67,201
Investment properties (net)	—	—	1,839
Intangible assets (net)	1,257	1,412	2,331
Other assets	41,439	42,761	46,149
Deferred tax asset (net)	23,926	26,053	18,690
Total assets	1,398,638	1,942,268	2,641,933
LIABILITIES			
Customers' current and profit-sharing accounts	1,150,835	1,641,231	2,135,849
Borrowings	—	23,755	14,307
Obligations under finance leases	—	—	1,595
Taxation on income, net	4,753	—	—
Trade payables	1,926	3,547	1,745
Provisions	6,133	13,120	56,890
Other liabilities	120,727	100,102	129,646
Total liabilities	1,284,374	1,781,755	2,340,032
EQUITY			
Share capital			
Nominal capital	60,000	120,000	240,000
Inflation adjustment to capital	84,702	54,933	7,870
Total paid-in capital	144,702	174,933	247,870
Retained earnings/ (accumulated losses)	(30,461)	(16,290)	48,585
Equity attributable to equity holders of the parent	114,241	158,643	296,455
Minority interest	23	1,870	5,446
Total equity	114,264	160,513	301,901
Total liabilities and shareholders' equity	1,398,638	1,942,268	2,641,933

Income Statement Data

	For the year ended		
	2003	2004	2005
	(NTL in thousands)		
Income from loans	102,518	198,961	270,816
Income from finance leases	2,436	6,663	20,887
Income from deposits at bank	953	3,980	11,703
Income from reserve deposit at the Central Bank	—	5,967	8,079
	105,907	215,571	311,485
Expense on deposits	(56,918)	(151,304)	(169,600)
Expense on borrowings	—	—	(258)
	(56,918)	(151,304)	(169,858)
Net profit-sharing and similar income	48,989	64,267	141,627
Fee and commission income	42,865	68,521	105,854
Fee and commission expense	(11,177)	(10,804)	(17,946)
Net fee and commission income	31,689	57,717	87,908
Income from insurance operations	—	—	9,554
Income from time shares and rental operations	983	39,696	17,537
Other operating income	22,287	10,025	22,854
Cost of insurance operations	—	—	(5,978)
Cost of time shares and rental operations	(3,210)	(26,769)	(16,899)
Impairment losses on loans and advances(1)	(8,710)	(24,633)	(27,362)
Impairment losses	—	(2,462)	(9,327)
General administrative and other operating expenses(2)	(80,691)	(108,549)	(142,681)
Foreign exchange gains (net)	11,736	22,921	16,989
Operating profit before taxation and monetary gain/loss	23,073	32,213	94,217
Share of loss of associated company	—	(34)	(24)
Monetary gain/loss	(4,141)	579	(2,843)
PROFIT BEFORE TAXATION	18,932	32,758	91,350
Taxation	(1,374)	4,859	(8,448)
NET PROFIT	17,558	37,617	82,902
NET PROFIT attributable to Equity Holders of the Parent	**17,556**	**35,253**	**84,804**
NET PROFIT attributable to Minority Interest	2	2,364	(1,902)

(1) Impairment losses on loans and advances for the year ended December 31, 2004 includes an amount of NTL 4,857 thousand that is not reflected in the audited financial statements for the same period. This amount represents an adjustment for "other provisions" that would have been classified as impairment losses on loans and advances under the methodology used in the audited financial statements for the year ended December 31, 2005.

(2) Other operating expenses for the year ended December 31, 2004 excludes an amount of NTL 4,857 thousand that is not reflected in the audited financial statements for the same period. This amount represents an adjustment for "other provisions" that would have been classified as impairment losses on loans and advances under the methodology used in the audited financial statements for the year ended December 31, 2005.

Financial Ratios and Other Information

	2003	2004	2005
Profitability Ratios			
Return on average shareholders' equity(1)(5)	16.53%	25.84%	37.27%
Return on average total assets(2)(5)	1.41%	2.11%	3.70%
Cost to income(3)(13)	77.76%	75.79%	57.95%
Net profit sharing and similar income as a percentage of average assets-earning mark-up(4)(5)(13)	5.47%	4.96%	7.15%
General and administrative and other expenses as a percentage of total average assets(5)	6.50%	6.50%	6.22%
Balance Sheet Ratios			
Deposits to total assets(6)	82.28%	84.50%	80.84%
Loans to total assets(7)	66.42%	65.94%	76.97%
Loans to deposits(6)(7)	80.72%	78.03%	95.21%
Credit Quality			
Non-performing loans to total loans(7)	8.68%	5.08%	5.24%
Non-performing loans to total cash and non-cash loan(7)	4.26%	1.88%	1.70%
Allowance for loan losses to non-performing loans(7)	47.76%	69.81%	70.56%
Capital Adequacy (bank-only)			
Net available capital/risk weighted assets and off balance sheet items(8)(13)	11.73%	10.78%	12.54%
Other Information			
Employees (bank-only)	993	1,333	1,797
Branches (bank-only)	48	62	72
Wholesale price index (percentage change)	13.94	13.84	4.54
Performance Indicators			
Total assets per employee (NTL in thousands)	1,256	1,322	1,374
Total assets per branch (NTL in thousands)	29,138	31,327	36,694
Deposits per employee (NTL in thousands)(6)	1,033	1,117	1,111
Deposits per branch (NTL in thousands)(6)	23,976	26,471	29,665
Loans per employee (NTL in thousands)(7)	834	872	1,057
Loans per branch (NTL in thousands)(7)	19,352	20,656	28,243
Employees	1,114	1,469	1,923
Information Regarding Dividends and Shares			
Number of shares outstanding (in thousands)(9)	47,500	180,000	182,466
Earnings per share (in NTL)(10)	.35	.20	.46
Net operating profit per share (in NTL)(11)	.49	.18	.51
Dividends declared per share (in NTL)(12)	.089	.11	.060

(1) Net profit attributable to equity holders for the period divided by average equity attributable to equity holders.
(2) Net profit attributable to equity holders for the period divided by average total assets.
(3) General and administrative expenses and other operating expenses divided by the sum of operating profit before taxation and monetary gain, impairment losses and general and administrative and other operating expenses.
(4) For a breakdown of assets earning mark-up, see "Selected Statistical and Other Information."
(5) Averages are calculated as the average of the opening and closing balances for each period presented.
(6) Deposits consist of customers' current and profit sharing accounts.
(7) Loans consist of loans, leasing receivables and advances to customers (net).
(8) Calculated on an unconsolidated, nominal Turkish Lira basis.
(9) Based on a weighted average for the periods presented.
(10) Net profit attributable to equity holders divided by the weighted average of shares outstanding during the periods presented.
(11) Operating profit before taxation and monetary gain/loss divided by the weighted average of shares outstanding during the periods presented.
(12) Dividends declared in respect of net profit for the periods presented.
(13) These items are presented because we believe that they are commonly reported and widely used by securities analysts, investors and other interested parties in the evaluation of companies in the banking sector. However, other companies in the banking sector may calculate these items differently than we do. These items are not a measurement of financial performance, liquidity or capital adequacy under IFRS, and should not be considered as alternatives to other indicators of our financial performance, liquidity or capital adequacy or any other measures of performance derived on the basis of IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our IFRS Financial Statements, including the notes thereto, prepared in accordance with IFRS and included elsewhere in this Offering Circular. IFRS differs in certain significant respects from U.S. GAAP. For a description of the highlights of certain differences between IFRS and U.S. GAAP, see "Summary of Significant Differences Between IFRS and U.S. GAAP." Our IFRS Financial Statements have been restated in accordance with IAS 29 (Financial Reporting in Hyper-Inflationary Economies) to account for the effects of changes in the WPI. Pursuant to IAS 29, our IFRS Financial Statements have been set out in constant New Turkish Lira as at December 31, 2005 (the date of the most recent financial statements included in this Offering Circular).

This discussion includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in "Risk Factors" appearing elsewhere in this Offering Circular.

Unless otherwise provided, all New Turkish Lira amounts in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are in thousands.

Overview of Our Business

We are a leading Turkish participation bank that provides a wide range of banking products and services to our commercial and retail customers. We provide our services through our network of 72 Bank Asya branches located primarily in western and southern Turkey, including 30 branches in İstanbul. We also offer our services through alternative distribution channels such as our 80 ATMs and over 2,500 additional ATMs available through the Ortak Nokta network, and a telephone call centre and internet banking which together served over 165,000 customers in 2005. Our assets have grown from NTL 1,398,638 thousand at the end of 2003 to NTL 2,641,933 thousand at the end of 2005.

Significant Factors Affecting our Results of Operations and Trends

We generate revenue primarily from commercial banking activities (servicing our corporate and SME customers) and retail banking and to a lesser extent from the operation of a time-share holiday resort located at Kızılcahamam, Turkey. Since December 1, 2005 we have also derived revenue from our insurance operations.

Revenue from our commercial banking activities is primarily derived from mark-up paid on commercial customer loans and finance leases and fee and commission income from letters of credit, guarantees and other international and domestic trade finance products. Expenses related to our commercial banking activities primarily reflect profit share paid on profit sharing accounts from commercial customers and mark-up expense on any borrowed funds.

Revenue from our retail banking activities is primarily derived from mark-up income from loans to our retail customers and fees and commissions from credit and debit card-related services, settlements and cash-related transactions with or for our retail customers. Expenses from retail banking activities consist primarily of profit share paid on our retail profit sharing accounts.

Revenue from our time-share holiday operations is principally derived from the sale of time shares and the rental of hotel rooms at our holiday resort located at Kizilcahamam, Turkey.

Since December 1, 2005 we have recognized revenue and expenses from our insurance operations. Insurance revenues consist principally of premiums received and insurance expenses consist principally of claims paid.

Set forth below is a discussion of the significant micro and macro-economic factors affecting, as well as the impact of the Application of IAS 29 on, our results of operations.

Micro-Economic Factors

Revenue

Our principal source of operating revenue is profit sharing and similar income, which, for any financial period, is a direct function of the (i) mark-up rates on our loans and finance leases and the interest we receive on our deposits with certain foreign banks in connection with our international trade activities and interest on certain deposits with the Central Bank of Turkey (the "Central Bank"), (ii) balances on loans and finance leases we make available to our customers, and (iii) currency mix in our loan and finance lease portfolio.

Markup rates on loans and finance leases and interest rates on deposits with other banks, including the Central Bank. The markup rates we charge our customers on loans and finance leases is a significant factor in our ability to generate revenue. We also, to a lesser extent, derive revenue from deposits we have with other banks, including the Central Bank. The markup rates we charge our customers and the interest rates we receive from other banks, including the Central Bank, are, to a large extent, a function of the overall interest rate environment in Turkey. The markup rates we charge our customers and the interest rates we receive from other banks, including the Central Bank, have, on average, declined in the last three years, mainly as a result of a favorable inflationary environment in Turkey, which has had the impact of lowering interest rates. See "—Macro-Economic Factors—Interest Rates" below.

The following table sets forth our average annual markup rates on our retail and commercial loans and finance leases, and interest rates earned on deposits with other banks (including the Central Bank), for each of the years in the three-year period ended December 31, 2005, based on the end-of-month mark-up rates and interest rates, respectively.

	Year ended December 31,		
	2003	2004	2005
New Turkish Lira loans to customers (commercial)	43.8%	28.2%	22.0%
Foreign currency loans to customers (commercial)	9.6%	8.9%	8.6%
New Turkish Lira loans to customers (retail)	43.4%	27.6%	20.4%
Foreign currency loans to customers (retail)	10.3%	10.1%	9.5%
New Turkish Lira denominated finance leases	43.0%	28.2%	23.4%
Foreign currency denominated finance leases	9.6%	9.1%	8.8%
Turkish lira accounts with other banks	—	20.4%	14.4%
Foreign currency accounts with other banks	1.1%	1.9%	2.8%
Income from reserve deposit at the Central Bank	—	14.2%	11.0%

Balances on loans and finance leases. Loan and finance lease balances are driven by macro-economic factors such as GDP growth, inflation and interest rates, and growth in the industries of our commercial banking customers, and also by our own operational growth and marketing efforts. See"—Macro-Economic Factors" below. Our loan and finance lease balances have increased in the last three years, mainly as a result of improved economic conditions in Turkey and our own operational expansion and marketing efforts. The following table sets forth our average annual balances for loans and finance leases, and the percentage that each of them constitutes of the aggregate annual balances for loans and finance leases, in each of the years in the three-year period ended December 31, 2005. The average balances are based on the opening and closing balances for the periods presented.

	Year ended December 31,					
	2003		2004		2005	
	(NTL in thousands, except percentages)					
Commercial loans (NTL)	209,109	25.3%	383,942	34.8%	761,807	46.0%
Commercial loans (foreign currency)	426,332	51.6%	426,477	38.6%	507,168	30.6%
Total commercial loans	**674,059**	**76.9%**	**892,803**	**73.4%**	**1,268,975**	**76.6%**
Finance leases (NTL)	3,618	0.4%	11,679	1.1%	37,866	2.3%
Finance leases (foreign currency)	121,945	14.8%	137,075	12.4%	182,041	11.0%
Total finance leases	**125,563**	**15.2%**	**148,754**	**13.5%**	**219,907**	**13.3%**
Retail loans (NTL)	55,635	6.8%	133,123	12.0%	152,345	9.2%
Retail loans (foreign currency)	9,421	1.1%	12,488	1.1%	15,833	1.0%
Total retail loans	**26,440**	**7.9%**	**63,227**	**13.1%**	**168,178**	**10.1%**
Total loans (commercial and retail) and finance leases	**826,062**	**100.0%**	**1,104,784**	**100%**	**1,657,060**	**100.0%**

Currency mix in loan and finance lease portfolio. Because we offer different mark-up rates on our New Turkish Lira and foreign-currency loans and finance leases, our net profit sharing and similar income is affected by the mix of Turkish lira and foreign-currency denominated loans and finance leases. Over the last three years, we have received higher mark-up rates on New Turkish Lira loans and finance leases.

Expenses

Our principal source of operating expense is expenses on deposits and, to a lesser extent, expenses on borrowing. Expenses on deposits, for any financial period, are a direct function of the (i) profit sharing rates we

pay on our profit sharing customer accounts, (ii) balances on deposit in our profit sharing accounts, and (iii) the currency mix on deposit in our profit sharing accounts.

Profit sharing rates. The profit sharing rates we pay on our profit sharing accounts are based on the percentage of earnings made from deposits into profit sharing accounts that we promise to pay to our customers. As a participation bank, we do not guarantee our customers a fixed return on their profit sharing deposits, but we are obliged to pay our customers a fixed percentage of profits made on the deposited amounts. For each of the three years ended December 31, 2005 we have generally agreed to pay our customers 80% of the profits we realized on their profit sharing deposits. As a result of an overall decrease in mark-up rates during this period, even though the percentage of profits we have agreed to pay our customers has generally remained constant at 80%, our profit sharing rates have, on average, decreased mainly as a result of a favorable inflationary environment in Turkey, which has had the impact of lowering interest rates. See "—Macro-Economic Factors—Interest Rates" below. The following table sets forth our average profit sharing rates paid (based on month-end profit sharing rates) on our profit sharing accounts for each of the years in the three-year period ended December 31, 2005.

	Year ended December 31,		
	2003	2004	2005
New Turkish Lira profit sharing accounts	26.6%	16.7%	13.8%
Foreign currency profit sharing accounts	4.3%	4.2%	4.0%

Balances on deposits in our profit sharing accounts. Balances on deposits in our profit sharing accounts are driven by macro-economic factors such as GDP growth, inflation, interest and savings rates, and also by the success of our marketing efforts and the general growth in our operating activities. See"—Macro-Economic Factors" below. Balances on deposit in our profit sharing accounts have increased in the last three years, mainly as a result of improved economic conditions in Turkey, the success of our marketing efforts and the general growth in our operating activities. The following table sets forth our annual average balances on customer profit sharing accounts in each of the years in the three-year period ended December 31, 2005. The average balances are based on the opening and closing balances for the periods presented.

	As at December 31,					
	2003	%	2004	%	2005	%
	(NTL in thousands, except percentages)					
Profit sharing accounts (NTL)	196,691	25.6%	479,681	44.5%	820,856	57.4%
Profit sharing accounts (foreign currency)	572,377	74.4%	598,199	55.5%	608,991	42.6%
Total profit sharing accounts	**769,068**	**100.0%**	**1,077,880**	**100.0%**	**1,429,847**	**100.0%**

Currency mix on deposit in our profit sharing accounts. Because we offer different profit sharing rates on New Turkish Lira and foreign-currency denominated profit sharing accounts, our net profit sharing and similar income is affected by the mix of New Turkish Lira and foreign-currency denominated deposits. Over the last three years, we have paid significantly higher profit sharing rates on New Turkish Lira-denominated profit sharing accounts.

Macro-Economic Factors

We operate primarily in Turkey. Accordingly, our results of operations are and will continue to be significantly affected by the Turkish economic growth rate, the rates of inflation and interest in Turkey, the exchange rate between the New Turkish Lira and the euro and the US dollar, and the Turkish corporate tax rate. For a description of macro-economic developments in Turkey in the last three years, see "Risk Factors—Risks Relating to Turkey."

Turkish economic growth rate. The growing GDP per capita in Turkey over the last three years, which has increased from approximately $3,413 in 2003 to approximately $5,016 in 2005, generally has the effect of encouraging further domestic investment, including in the industries of our commercial customers, which in turn results in greater demand for our loans and finance leases, and also has the effect of promoting interest in our retail loans for homes and automobiles and in our time share products.

Inflation rate. Inflation has an impact on the mark-up rate we charge on loans and finance leases and the profit sharing rates we pay on deposits in our profit sharing accounts. These rates tend to increase during periods of higher inflation and decrease during periods of lower inflation. See "Interest Rates."

The lower rates of inflation that Turkey has experienced in the last three years have also had a significant beneficial effect on the Turkish economy which has positively affected our average New Turkish Lira loan and finance lease balances.

Our monetary gain/loss is also affected by inflation. In periods of lower inflation, our monetary gain/loss tends to be lower than in periods of higher inflation.

Interest rates. One of the primary factors influencing our profitability is the level of short-term interest rates in Turkey, which in turn influences our mark-up rates on loans and profit sharing rates paid on deposits in our profit sharing accounts. The weighted average interest rates on Turkish Lira-denominated discounted bonds issued by the Turkish Treasury and sold through public auction were 46.3%, 24.7% and 16.3% in 2003, 2004 and 2005, respectively, and the weighted average annual compound rates on U.S. dollar-denominated bonds issued by the Turkish Treasury were 5.5%, 4.5% and 4.77% in 2003, 2004 and 2005, respectively. The Turkish Treasury has not regularly conducted public auctions on euro denominated securities.

Mark-up rates earned on our assets and profit-share rates paid on our liabilities reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank and movements in long-term real interest rates. As a participation bank, we are an interest-free financial institution and while we pay our profit sharing account holders a fixed percentage of the return on our loan and finance lease portfolio, we do not promise or otherwise guarantee that any profit-sharing deposits will yield a minimum return.

Given declining interest rates in the periods under discussion, our strategy has been, and continues to be, to expand our business, particularly in more profitable segments such as commercial banking and to increase our fee and commission income to offset lower mark-up margins.

Exchange rates. A significant portion of our assets and liabilities are denominated in foreign currencies, particularly the U.S. dollar and the euro. Historically, we have maintained and may continue to maintain gaps between the balances of such assets and liabilities. We translate such assets and liabilities, as well as mark-up earned on such assets or profit share paid on such liabilities, and gains or losses realized upon the sale of such assets, to New Turkish Lira in preparing our financial statements. As a result, our reported income is affected by changes in the value of the New Turkish Lira relative to foreign currencies primarily the U.S. Dollar. The overall effect of exchange rate movements on our results of operations depends on the rate of depreciation or appreciation of the New Turkish Lira against our principal trading and financing currencies. In 2003, 2004 and 2005 we recorded net, foreign exchange gains, of NTL 11,736, NTL 22,921 and NTL 16,856 respectively.

We attempt to mitigate exchange rate risk by loaning funds in the same currency as the funds held in our profit-sharing accounts.

In 2004, the New Turkish Lira appreciated by 3.8% against the U.S. dollar and depreciated by 4.7% against the euro relative to 2003. In 2005, the New Turkish Lira was generally unchanged against the U.S. dollar and appreciated by 12.8% against the euro relative to 2004.

Taxation. We are subject to taxation in accordance with the tax procedures and the legislation effective in Turkey. Corporate taxes paid in Turkey are based on taxable income. Corporation tax is computed on the statutory income tax base determined in accordance with the Turkish tax code.

For the year ended December 31, 2003, the effective corporation tax rate was 30%. For 2004 the rate applicable to us was 33% and for 2005 the rate was 30%. The tax legislation provides for a quarterly accrual tax system based on the current quarter's accrued income. Such interim payments are deductible from the year end tax bill of a company.

Based on our IFRS Financial Statements, our effective tax rate (calculated based on our reported income tax payable (including deferred taxes) divided by our income before tax) was a charge of 7.3%, a credit of 14.8% and a charge of 9.3% for the years ended December 31, 2003, 2004 and 2005, respectively. The differences in the effective tax rate calculated based on our IFRS Financial Statements and the statutory tax rate are principally due to temporary differences arising from restatement of premises and equipment as a result of the application of IAS 29, leasing adjustments and certain disallowable expenses, as discussed in note 21 to our IFRS Financial Statements.

Impact of the Acquisition of Işik Sigorta A.Ş.

In December 2005 we acquired an additional 42.71% interest in Işık Sigorta A.Ş. for cash consideration of NTL 14,533. This transaction was accounted for under the purchase method of accounting. We recognized an impairment loss of NTL 7,784 in the year ended December 31, 2005 as a result of this acquisition. Prior to this acquisition we owned 22.49% of Işık Sigorta A.Ş. Because of the foregoing, we began consolidating Işık Sigorta A.Ş. on December 1, 2005. Prior to December 1, 2005 we accounted for Işık Sigorta A.Ş. under the equity method.

Impact of Application of IAS 29 **(Financial Reporting in Hyperinflationary Economies)**

We use New Turkish Lira as our measurement currency. Pursuant to IAS 29, non-monetary items in the IFRS Financial Statements, including income and expense items attributable thereto, are restated on a monthly basis pursuant to the WPI. In accordance with IAS 29, all fixed-asset investments, other investments, intangible assets, shareholders' equity and related income and expense items in our IFRS Financial Statements have been restated on the basis of changes in the WPI from the WPI published in respect of the month of the relevant transactions until the WPI published in respect of the restatement date, December 31, 2005.

IAS 29 requires that the loss or gain on our net monetary position be included in our restated net profit/(loss). Net monetary position equals our monetary assets less monetary liabilities and is defined as "monetary gain/loss" in our IFRS Financial Statements. Since the amounts included in the net monetary position are stated in nominal money units, they need not be restated, whereas the other financial statement items are restated as described above.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that we could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that we could return or settle the same values of equity to our shareholders.

From January 1, 2006, we have ceased to apply IAS 29 because Turkey has ceased to be considered a hyperinflationary economy.

For a more detailed discussion of the application of IAS 29 in our consolidated financial statements, see "Note 2" to our IFRS Financial Statements.

The following table sets out the period-end percentage change in the WPI for the periods presented:

	For the year ended December 31,		
	2003	2004	2005
Period-end percentage change in Turkish WPI	13.9%	13.8%	4.5%

Source: SIS

Critical Accounting Policies

Our accounting policies are integral to understanding our results of operations and financial condition presented in our IFRS Financial Statements and the notes thereto. Our significant accounting policies are described in note 3 to our IFRS Financial Statements appearing elsewhere in this Offering Circular. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported period. On an ongoing basis, management evaluates its estimates and judgments, including those related to allowance for losses, investments, income taxes, financing operations and contingencies, litigation and arbitration. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from estimates under different assumptions or conditions.

Our management believes that the following critical significant accounting policies, which affect our financial condition and results of operations, require more critical judgments or estimates or involve a greater degree of complexity in application of accounting policies.

Allowance for Possible Loan Losses

Based upon its evaluation of credits granted, management estimates the total credit risk provision that it believes is adequate to cover uncollectible amounts in our loan and lease portfolio and losses under guarantees and commitments. We review our financial assets at each balance sheet date to determine whether there is objective evidence of impairment. If there is objective evidence that we will not be able to collect all amounts due (principal and mark-up) according to the original contractual term of the loan or lease, such loans or leases are considered impaired and classified as "overdue loans." The allowance is measured as the difference between the carrying amount of the loan or lease and the present value of expected future cash flows discounted at the original effective mark-up rate of the loan or lease, as the case may be, or as the difference between the carrying value of the loan and the fair value of collateral, if the loan or lease is collateralized and foreclosure is probable. Impairment and uncollectability are measured and recognized individually for loans and leases that are individually significant, and on a portfolio basis for a group of similar loans and leases that are not individually identified as impaired. Losses on loans and leases which are financed by our equity or current accounts are recognized in our income statement as a provision expense. Losses on loans and leases which are financed through our profit sharing accounts are recognized in our income statement to the extent of our participation shares. The remaining portion of the allowance is reflected in the customers' accounts as a loss incurred in the respective profit sharing account.

These allowances involve significant estimates and are regularly evaluated by us for adequacy. The allowances are based on our own loss experience and management's judgment of the level of losses that will most likely be recognized from assets in each credit risk category by reference to the debt service capability and repayment history of the borrower. The allowances for possible loan losses in our IFRS Financial Statements have been determined on the basis of existing economic and political conditions. We are not in a position to predict what changes in conditions will take place in Turkey and what effect such changes might have on the adequacy of the allowances for possible loan losses in future periods. See "Selected Statistical and Other Information—Non-Performing Loans and Provisioning Policy."

Deferred tax

We recognise deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. As of December 31, 2005, we had approximately NTL 18,690 thousand of net deferred tax assets on its consolidated balance sheet. A significant amount of our deferred tax assets relates to finance leases. For more details associated with this net balance, see note 21 to the accompanying audited annual consolidated financial statements for the year ended December 31, 2005.

Realisation of the net deferred tax assets is dependent on our ability to generate future taxable income. Management believes that it is more likely than not that the assets will be realised, based on forecasted income. However, there can be no assurance that we will meet our expectations of future income. Management will evaluate the realisability of the deferred tax assets on a quarterly basis and assess the need for additional write downs of the deferred tax asset balances.

Turkish tax legislation does not permit a parent institution and its subsidiary to file a consolidated tax return. As of December 31, 2005, certain of our subsidiaries had unused tax loss carry forwards of NTL 1,269 thousand available for offset against the future profits. We did not recognise the related deferred tax asset as of December 31, 2005, due to uncertainty about whether future operating performance of the related subsidiaries will be sufficiently profitable.

Among other things, should tax statutes, the timing of deductibility of expenses or expectations for future performance change, we could decide to adjust our balances for deferred tax assets, which would increase or decrease tax expense, possibly materially.

Business Combinations and Impairment of Goodwill

Our business combinations are accounted for in accordance with the provisions set forth in IFRS 3, *Business Combinations,* whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognised at their estimated fair market values at the acquisition date. The portion of the purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to our business combinations involves estimates and judgments by our management that may be adjusted during the allocation period, but in no case beyond one year from the acquisition date. These allocations are made on the basis of appraisals prepared by independent third-party appraisers.

In December 2005, we recorded goodwill as a result of our acquisition of Işık Şigorta A.Ş. We performed an impairment test with respect to goodwill as of December 31, 2005 and determined that it was impaired. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the balance sheet date was NTL 4,366 thousand after an impairment loss of NTL 7,784 thousand. Details of the impairment loss calculation are provided in note 13 to the audited annual consolidated financial statements as at and for the year ended December 31, 2005.

Key Components of Our Results of Operations

Set forth below is a description of our more important income statement line items.

Profit Sharing and Similar Income. Profit sharing and similar income is an aggregation of income from loans (commercial and retail), income from finance leases, income from deposits at bank and income from reserve deposits and cash balances at the Central Bank.

Expense on Deposits. Expense on deposits consists principally of profit share allocable to our profit sharing accounts.

Net Profit Sharing and Similar Income. Net profit sharing and similar income is the difference between our profit sharing and similar income and expense on deposits and expense on borrowings.

Fee and Commission Income. We earn fee and commission income on cash and non-cash loans. After November 30, 2005 fee and commision income also includes commissions received from reinsurers in respect of insurance contracts assigned to them. We also earn fee and commission income from our credit card operations and member merchants. Credit card commissions consist principally of the annual fee we receive from our credit card holders and settlement commissions when our credit card holders make a purchase using our credit cards. Member merchant commissions consist principally of commissions we receive from merchants for early settlement of purchases from such merchants made with credit cards issued by us. Other commissions include commissions received from credit support in connection with certain export/import transactions, domestic and international money transfers and real estate valuations.

Fee and Commission Expense. Fee and commission expenses consist mainly of payments to MasterCard and Visa for use of their brands, settlement charges for credit card transactions paid by us to other credit card network participating banks, and other related fees. After November 30, 2005 fee and commission expense also includes fee and commission expense related to our insurance business.

Income from Time Share and Rental Operations. Income from time share and rental operations consists principally of revenue from the sale of vacation time shares at our holiday resort at Kızılcahamam, Turkey, as well as rental income from hotel rooms at the resort.

Other Operating Income. Other operating income principally includes the reversal of provisions for bad loans and for assets held for sale.

Cost of Time Share and Rental Operations. Cost of time share and rental operations consists principally of cost of goods sold for our time share properties.

Impairment Losses on Loans and Advances. Our impairment losses on loans and advances, comprises our provisions for problem cash loans, net of collections.

Impairment Losses. Impairment losses is comprised of impairment losses on fixed assets held for sale, impairment losses on investment property and impairment losses on goodwill.

General, Administrative and Other Operating Expenses. Our general, administrative and other operating expenses consist principally of salaries and employee benefits, rent expenses, depreciation expense, taxes other than on income, advertisement expenses, credit card expense and other expenses. Other expenses consist principally of printing and stationary expenses, other provisions, loss on fixed assets sales, information technology, cleaning, heating, electricity and transportation expenses.

Results of Operations for Years ended December 31, 2004 and 2005

Profit Sharing and Similar Income

The following table sets out the principal components of our profit sharing and similar income for the periods indicated.

	For the year ended December 31,			
	2004		2005	
	(NTL in thousands, except percentages)			
Income from loans (commercial)	170,347	79.0%	227,129	72.9%
Income from loans (retail)	28,614	13.3%	43,687	14.0%
Income from finance leases	6,663	3.1%	20,887	6.7%
Income from deposits at bank	3,980	1.9%	11,703	3.8%
Income from reserve deposit and cash balances at the Central Bank	5,967	2.8%	8,079	2.6%
Total	**215,571**	**100.0%**	**311,485**	**100.0%**

Our profit sharing and similar income increased by 44.5% in 2005 to NTL 311,485 from NTL 215,571 in 2004. The increase in our profit sharing and similar income principally reflected an increase in income from loans and finance leases.

Income from Loans and Finance Leases

Income on loans increased by 36.1% to NTL 270,816 in 2005 from NTL 198,961 in 2004. Income on finance leases increased by 213.5% to NTL 20,887 in 2005 from NTL 6,663 in 2004. The increase in income on loans and finance leases was principally due to an increase in average balances on loans (particularly loans to commercial customers) and finance leases, and the increase in the percentage of New Turkish Lira loans and finance leases, which pay higher mark-up rates than foreign currency loans and finance leases, relative to our total loan and finance lease portfolio. These increases were partially offset by a decrease in mark-up rates on our loans and finance leases (particularly with regards to New Turkish Lira loans and finance leases).

We were able to make more loans and finance leases in 2005 because of an increase in average balances of deposits. The increase in the average balances in deposits was mainly the result of increased current and profit sharing deposits from existing and new customers due to improving economic conditions in Turkey, our marketing efforts and branch expansion.

Average commercial and retail loans and finance leases in New Turkish Lira accounted for 57.5% of our average loans and finance leases in 2005, as compared to 47.9% in 2004, principally because of lower inflation in Turkey and the continued stability of the New Turkish Lira. We also aggressively promoted New Turkish Lira loans in 2005 in order to keep our net currency position to equity ratio within the limits set by the BRSA.

The average mark-up rate on New Turkish Lira denominated commercial loans and foreign currency denominated commercial loans to customers decreased to 22.0% and 8.6% in 2005, respectively from 28.2% and 8.9% in 2004, respectively. The average mark-up rate on New Turkish Lira denominated finance leases and foreign currency denominated finance leases decreased to 23.4% and 8.8% in 2005, respectively from 28.2% and 9.1% in 2004, respectively. The decrease in mark-up rates resulted from a decline in interest rates generally which affected New Turkish Lira loans and finance leases more significantly than foreign currency loans and finance leases.

Income from Deposits at Banks

Income from deposits at banks increased by 194.0% to NTL 11,703 in 2005 from NTL 3,980 in 2004. This increase resulted principally from a shift in deposits from foreign currency deposits, which have lower profit-sharing rates to New Turkish Lira deposits, which have higher profit-sharing rates and as a result of an increased volume of short term commodity murabaha transactions, partially offset by a decrease in aggregate funds held in deposits at other banks and a decrease in overall interest rates. The portion of our deposits held in New Turkish Lira increased principally as a result of decreasing inflation in Turkey, the appreciation of the New Turkish Lira and an overall renewed confidence in the Turkish economy.

Income from Reserve Deposits and Cash Balances at the Central Bank

Although the aggregate amount we had in reserve deposits and cash balances with the Central Bank increased by only 3.9% to NTL 190,547 at December 31, 2005 compared to NTL 183,333 at December 31 2004, the amount of income from reserve deposits and cash balances at the Central Bank increased by 35.4% to NTL 8,079 in 2005 from NTL 5,967 in 2004. This is because of a change in Central Bank regulations which resulted in us earning interest on certain of our cash balances and reserve deposits beginning only on April 1, 2004 and thereafter.

Expense on Deposits

Our expenses on deposits increased 12.1% to NTL 169,600 in 2005 from NTL 151,304 in 2004. The increase in expenses on deposits resulted from an increase in the average balance of profit sharing accounts (particularly New Turkish Lira profit sharing accounts), which was partially offset by a decrease in profit share rates paid on the deposits.

Net Profit Sharing and Similar Income

As a result of the foregoing, our net profit sharing and similar income increased by 120.4% to NTL 141,627 in 2005 from NTL 64,267 in 2004.

Fee and Commission Income

Our fee and commission income increased by 54.5% to NTL 105,854 in 2005 from NTL 68,521 in 2004. The increase was primarily due to the increase in our commissions received from non-cash loans which increased by 105.1% to NTL 54,217 in 2005 from NTL 26,432 in 2004 and, to a lesser extent, an increase of 63.1% to NTL 16,057 in 2005 from NTL 9,842 in 2004, with respect to commissions received from cash loans. These increases reflect the increased balances of our loans, particularly non-cash loans. We had no insurance commissions in 2004 because we did not consolidate our insurance operations until December 1, 2005. Our 2005 fee and commission income was also positively effected by a 37.8% increase in member merchants commission as a result of increased credit card transactions. These increases were partially offset by a NTL 3,290 decrease in other fee and commission income.

The following table sets forth our fees and commission income for the periods indicated.

	Year ended December 31,			
	2004		2005	
	(NTL in thousands, except percentages)			
Commissions received from cash loans	9,842	14.4%	16,057	15.2%
Commissions received from non-cash loans	26,432	38.6%	54,217	51.2%
Insurance commissions received	—	—	871	0.8%
Credit card commission	10,874	15.8%	11,980	11.3%
Member merchants commissions	8,709	12.7%	13,661	12.9%
Other	12,664	18.5%	9,068	8.6%
Total	**68,521**	**100.0%**	**105,854**	**100.0%**

Fees and Commission Expense

Fee and commission expense increased by 66.1% to NTL 17,946 in 2005 from NTL 10,804 in 2004 principally as a result of an NTL 7,164 increase in fees and commissions payable to third parties for credit card services.

Income from Time Share and Rental Operations

Our income from time share and rental operations decreased by 55.8% to NTL 17,537 in 2005 from NTL 39,696 in 2004. We experienced particularly strong sales of time share units in 2004 when we completed construction of our resort village since there was significant unmet demand at such time. In addition, we promoted time share sales less aggressively in 2005 because of our plans to form a real-estate investment trust.

The following table sets forth our income from time share and rental operation for the periods indicated.

	Year ended December 31,			
	2004		2005	
	(NTL in thousands, except percentages)			
Time share sales	34,073	85.8%	11,054	63.0%
Rental income	5,623	14.2%	6,483	37.0%
Total	**39,696**	**100.0%**	**17,537**	**100.0%**

Other Operating Income

Other operating income increased by 128.0% to NTL 22,854 in 2005 from NTL 10,025 in 2004 principally as a result of a NTL 6,715 increase in reversal provisions for bad loans and, to a lesser extent, a NTL 2,341 increase in reversal of provisions for assets held for sale.

Cost of Time Share and Rental Operations

Cost of time share and rental operations decreased 36.87% to NTL 16,899 in 2005 from NTL 26,769 in 2004. This decrease resulted principally from the drop in time share sales as explained above.

Impairment Losses on Loans and Advances

Impairment losses on loans and advances increased by 11.1% to NTL 27,362 in 2005 from NTL 24,633 in 2004. This increase principally reflected the overall increase in loan balances and, to a lesser extent, the application of our conservative approach to provisioning. Our allowance for possible loan losses to non-performing loans increased to 70.6% in 2005 from 69.8% in 2004. See "Selected Statistical and Other Information—Lending Policies and Procedures."

Impairment Losses

Impairment losses increased by 278.80% to NTL 9,327 in 2005 from NTL 2,462 in 2004. This increase resulted principally from impairment losses on goodwill of NTL 7,784 associated with the purchase of additional interests in our insurance subsidiary, Işık Sigorta A.Ş., partially offset by a decrease in impairment losses on fixed assets held for resale of NTL 1,551.

General, Administrative and Other Operating Expenses

General, Administrative and other operating expenses increased by 31.4% to NTL 142,681 in 2005 from NTL 108,549 in 2004. The increase was primarily attributable to a 42.9% increase in salaries and employee benefits to NTL 61,155 in 2005 resulting principally from our branch expansion and to a lesser extent the consolidation of our insurance company after November 30, 2005 and a 58.6% increase in other expenses which also resulted principally from our branch expansion and to a lesser extent the consolidation of our insurance company after November 30, 2005. Our cost to income ratio (general, administrative and other operating expenses divided by the sum of operating profit before taxation and monetary gain/loss, impairment losses and foreign exchange gain/(loss), net) increased to 57.95% in 2005 from 75.8% in 2004.

Foreign Exchange Gains (net)

Foreign exchange gains (net) decreased by 25.9% to NTL 16,984 in 2005 from NTL 22,921, in 2004. The significant decrease over the period was primarily due to the effect of the appreciation of the New Turkish Lira against the euro in 2005. See "—Significant Factors Affecting our Results of Operations."

Monetary Gain/Loss

Loss on monetary position, net, which comprises the loss incurred on our monetary position as a result of inflation, increased to NTL 2,843 for 2005, compared to a monetary gain, net of NTL 579 in 2004. This resulted from an increase in monetary assets, net.

Taxation

We had a tax charge of NTL 8,448 in 2005 compared to a tax credit of NTL 4,859 in 2004. This resulted principally from the fact that we had a deferred tax expense in 2005 with respect to the deferred tax asset we recognised in 2004. Our effective tax rate (calculated based on our reported income tax payable including deferred taxes divided by our income before tax) as reported under IFRS was a charge of 9.2% for 2005 compared to a credit of 14.8% for 2004.

Results of Operations for Years ended December 31, 2003 and 2004

Profit Sharing and Similar Income

The following table sets out the principal components of our profit sharing and similar income for the periods indicated.

	Year ended December 31,			
	2003		2004	
	(NTL in thousands, except percentages)			
Income from loans (commercial)	91,130	86.0%	170,347	79.0%
Income from loans (retail)	11,388	10.8%	28,614	13.3%
Income from finance leases	2,436	2.3%	6,663	3.1%
Income from deposit at bank	953	0.9%	3,980	1.9%
Income from reserve deposit and cash balances at the Central Bank	—	—	5,967	2.8%
Total	**105,907**	**100.0%**	**215,571**	**100.0%**

Our profit sharing and similar income increased by 104% in 2004 to NTL 215,571 from NTL 105,907 in 2003. The increase in our profit sharing and similar income principally reflected an increase in income from loans and finance leases.

Income on Loans and Finance Leases

Income on loans increased by 94.1% to NTL 198,961 in 2004 from NTL 102,518 in 2003. Income on finance leases increased by 173.5% to NTL 6,663 in 2004 from NTL 2,436 in 2003. The increase in income on loans and finance leases was principally due to an increase in the average balances on loans (particularly loans to commercial customers), and the increase in the percentage of Turkish Lira loans and finance leases, which pay higher mark-up rates than foreign currency loans and finance leases, relative to our total loan and finance lease portfolio. These increases were partially offset by a decrease in mark-up rates on our loans and finance leases (particularly with regards to Turkish Lira loans and finance leases) and a slight decrease in average balances on finance leases.

We were able to make more loans and finance leases in 2004 because of an increase in average balances of deposits. The increase in the average balances in deposits was mainly the result of increased current and profit sharing deposits from existing and new customers due to improving economic conditions in Turkey, our marketing efforts and branch expansion.

Average commercial and retail loans and finance leases in Turkish Lira accounted for 47.9% of our average loans and finance leases in 2004, as compared to 32.5% in 2003, principally because of lower inflation in Turkey and the continued stability of the Turkish Lira.

The average mark-up rate on Turkish Lira denominated commercial loans and foreign currency denominated commercial loans to customers decreased to 28.2% and 8.9% in 2004, respectively from 43.8% and 9.6% in 2003, respectively. The average mark-up rate on Turkish Lira denominated finance leases and foreign currency denominated finance leases decreased to 28.2% and 9.1% in 2004, respectively from 43.0% and 9.6% in 2003, respectively. The decrease in mark-up rates resulted from a decline in interest rates generally which affected Turkish Lira loans and finance leases more significantly than foreign currency loans and finance leases.

Income from Deposits at Banks

Income from deposits at banks increased by 317.6% to NTL 3,980 in 2004 from NTL 953 in 2003. This increase resulted principally from an increase in aggregate funds held in deposits at other banks and an increased volume of short term commodity murabaha transactions partially offset by a shift in deposits from Turkish Lira deposits, which have higher profit-sharing rates, to foreign currency deposits, which have lower profit-sharing rates, and a decrease in overall interest rates.

Income from Reserve Deposits and Cash Balances at the Central Bank

The amount of income from reserve deposits and cash balances at the Central Bank was NTL 5,967 in 2004 and nil in 2003. This is because of a change in Central Bank regulations which resulted in us earning interest on certain of our cash balances and reserve deposits only on April 1, 2004 and thereafter.

Expense on Deposits

Our expenses on deposits increased 165.8% to NTL 151,304 in 2004 from NTL 56,918 in 2003. The increase in expense on deposits resulted from an increase in the average balance of profit sharing accounts, which was partially offset by a decrease in profit share rates paid on the deposits. The increase in profit-sharing accounts is attributable to new branch openings, as well as the improved economy in Turkey, including an improving inflationary environment.

Net Profit Sharing and Similar Income

As a result of the foregoing our net profit sharing and similar income increased by 31.2% to NTL 64,267 in 2004 from NTL 48,989 in 2003.

Fee and Commission Income

Our fee and commission income increased by 59.9% in 2004 to NTL 68,521 from NTL 42,865 in 2003. The increase was primarily due to the increase in our commissions received from non-cash loans which increased by 86.8% to NTL 26,432 in 2004 from NTL 14,153 in 2003 and an increase in other commissions which increased by 120.4 % to NTL 12,664 in 2004 from NTL 5,745 in 2003 principally as a result of the increase in the volume of import letter of credit transactions as well as commissions received from money transfers and, to a lesser extent, an increase of 46.9 % to NTL 9,842 from NTL 6,702 in 2003 with respect to commissions received from cash loans.

The following table sets forth our fees and commission income for the periods indicated:

	Year ended December 31,			
	2003		2004	
	(NTL in thousands, except percentages)			
Commissions received from cash loans	6,702	15.6%	9,842	14.4%
Commissions received from non-cash loans	14,153	33.0%	26,432	38.6%
Credit card commissions	9,869	23.1%	10,874	15.8%
Member merchants commissions	6,396	14.9%	8,709	12.7%
Other	5,745	13.4%	12,664	18.5%
Total	**42,865**	**100.0%**	**68,521**	**100.0%**

Fee and Commission Expense

Fee and commission expense decreased by 3.3% to NTL 10,804 in 2004 from NTL 11,177 in 2003 principally as a result of our being able to negotiate lower commission rates with one of our domestic correspondent banks.

Income from Time Share and Rental Operations

Income from time share and rental operations increased to NTL 39,696 compared to NTL 983 in 2003. We experienced particularly strong sales of time share units in 2004 when we completed construction of the resort since there was significant unmet demand at such time.

The following table sets forth our income from time share and rental operation for the period indicated.

	For the year ended December 31,			
	2003		2004	
	(NTL in thousands, except percentages)			
Time share sales	—	—	34,073	85.8%
Rental income	983	100.0%	5,623	14.2%
Total	**983**	**100.0%**	**39,696**	**100.0%**

Other Operating Income

Other operating income decreased by 55.0% to NTL 10,025 in 2004 from NTL 22,287 in 2003. This was because in 2004 we were not obligated to collect stamp tax from our customers with respect to certain financial transactions.

Cost of Time Share and Rental Operations

Cost of time share and rental operations increased 733.9% to NTL 26,769 in 2004 from NTL 3,210 in 2003. This increase resulted principally from the significant increase in time share sales as explained above.

Impairment Losses on Loans and Advances

Impairment losses on loans and advances increased by 182.9 % to NTL 24,633 in 2004 from NTL 8,710 in 2003. This increase reflected an increase in annual balances on loans and financial leases as well as the application of our conservative approach to provisioning. Our allowance for possible loan losses to non-performing loans increased to 69.8% in 2004 from 47.8% in 2003.

Impairment Losses

Impairment losses were NTL 2,462 in 2004 and 0 in 2003. This increase resulted from impairment losses on assets held for resale of NTL 2,462.

General, Administrative and Other Operating Expenses

General, administrative and other operating expenses increased by 34.5% to NTL 108,549 in 2004 from NTL 80,691 in 2003. The increase was primarily attributable to a 37.8% increase in salaries and employee benefits to NTL 42,783 in 2004 from NTL 31,054 in 2003 as a result of our branch expansion and a 268.3% increase in other expenses to NTL 20,215 in 2004 from 5,464 in 2003 also in relation to our branch expansion. Our cost to income ratio (general, administrative and other operating expenses divided by the sum of operating profit before taxation and monetary gain/loss, impairment losses and foreign exchange gain/(loss), net) increased to 75.8% in 2004 from 77.8 % in 2003.

Foreign Exchange Gains (net)

Foreign exchange gains (net) increased by 95.3 % to NTL 22,921 in 2004 from NTL 11,736 in 2003. The significant increase over the period was primarily due to the effect of the appreciation in 2004 of the Turkish Lira against the U.S. dollar relative to 2003 and the depreciation in 2004 of the Turkish Lira against the euro relative to 2003. See "—Significant Factors Affecting our Results of Operations."

Monetary Gain/Loss

We recorded a monetary gain, net of NTL 579 for 2004, compared to a monetary loss, net of NTL 4,141 in 2003. This resulted from an increase in monetary liabilities, net.

Taxation

We had a tax credit of NTL 4,859 in 2004 compared to a tax charge of NTL 1,374 in 2003. This resulted principally from the fact that we recorded a significant deferred tax asset in 2004 in connection with the adoption of IAS 17 (*Leases*). Our effective tax rate (calculated based on our reported income tax payable including deferred taxes divided by our income before tax) as reported under IFRS was a credit of 14.8% for 2004, compared to a charge of 7.3% in 2003.

Analysis of Financial Condition as at December 31, 2003, 2004 and 2005

The following sets out a summary of our financial position as at December 31, 2003, 2003 and 2004. This financial information should be read in conjunction with our IFRS Financial Statements included elsewhere in this Offering Circular.

Total Assets

At December 31, 2005, we had total assets of NTL 2,641,933, an increase of 36.0% from NTL 1,942,268 at December 31, 2004, which in turn represented an increase of 38.9% from NTL 1,398,638 at December 31, 2003. Our increase in total assets at December 31, 2005 compared to December 31, 2004 resulted principally from a 58.78% increase in loans, leasing receivables and advances to customers, net partially offset by a 14.1% decrease in cash and cash equivalents and 18.9% decrease in reserve deposit at the Central Bank. The decrease in reserve deposits at the Central Bank resulted principally from regulatory changes. Our increase in total assets at December 31, 2004 compared to December 31, 2003 resulted principally from a 37.9% increase in loans, leasing receivables and advances to customers, net, a 86.5% increase in cash and cash equivalents and a 22.2% increase in reserve deposits at the Central Bank. Because we completed the construction of our time shares in 2004, we also had a substantial increase in inventories net, and a 39.8% decrease in premises and equipment, net at December 31, 2004 compared to December 31, 2003. The overall increase in our total assets during the periods presented resulted principally from the significant increase in our customer deposits which resulted from increased branch openings and general economic growth in Turkey over the periods presented.

Total Liabilities

As at December 31, 2005, we had total liabilities of NTL 2,340,032, an increase of 31.3% from NTL 1,781,755 as at December 31, 2004, which in turn represented an increase of 38.7% from NTL 1,284,374 as at December 31, 2003. The increases were primarily attributable to the increase in the amount of deposits. Our customer deposits increased to NTL 2,135,849 at December 31, 2005 from NTL 1,641,231 at December 31, 2004. At December 31, 2003 we had total customer deposits of NTL 1,150,835. The increase in customer deposits during the periods presented resulted principally from increased branch openings and general economic growth in Turkey over the periods in question.

Total Shareholders' Equity

As at December 31, 2005, our total shareholders' equity excluding minority interests amounted to NTL 296,455 thousand or 11.2% of our total assets compared to NTL 158,643 or 8.2% of our total assets as at December 31, 2004, and NTL 114,241 or 8.2% of our total assets as at December 31, 2003. We paid dividends on our shares amounting NTL 3,579 in 2003, NTL 6,534 in 2004 and NTL 7,249 in 2005. In addition in April 2006, we distributed a dividend of NTL 20,000 to our shareholders.

Capital Expenditures

Our capital expenditures decreased by 58.2% to NTL 12,163 in 2005 from NTL 29,123 in 2004, which represented a decrease of NTL 47,803 from NTL 76,926 in 2003. In 2005 our capital expenditures consisted principally of leased assets and leasehold improvements and to a lesser extent machinery and equipment and intangible assets. In 2004 and 2003 we had significant capital expenditures associated with construction in progress relating to our time share resort. In 2004 and 2003 we also had capital expenditures of NTL 6,319 and NTL 5,044, respectively, for leasehold improvements and capital expenditures of NTL 4,383 and NTL 5,884, respectively, for furniture and fixtures. The decrease in capital expenditures since 2003 is a result of the completion of our timeshare resort in 2004.

For 2006, we have budgeted NTL 16,703 for capital expenditures, which principally relates to leasehold improvements, furniture and fixtures. Of this amount 24.1% is expected to consist of maintenance capital expenses and 75.9% is expected to consist of expansion capital expenses, principally in connection with our branch expansion.

Funding of Operations

See "Selected Statistical and Other Information—Sources of Funding" for a discussion of the funding of our operations.

Changes in Accounting Policy

Adoption of New and Revised IFRSs

In the current year, we adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (the "IASB") and International Financial Reporting Interpretations Committee (the "IFRIC") of the IASB that are relevant to our operations and effective for periods beginning January 1, 2005. The adoption of these new and revised standards and interpretations has resulted in changes to our accounting policies in the following areas that have affected the amounts reported for the current or prior years:

- goodwill (IFRS 3);
- excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3);
- insurance contracts (IFRS 4); and
- initial direct costs incurred in relation to operating lease receivables (IAS 17 (Revised)).

Off-Balance Sheet Items

We enter into certain financial instruments with off-balance sheet risk in the normal course of business in order to meet the needs of our customers and not for speculative purposes. The aggregate amount was NTL 4,397,796 as at December 31, 2005. These instruments include guarantees and letters of credit, involve varying degrees of credit risk and are not reflected in our balance sheet. As at December 31, 2005, we had issued letters of credit amounting to NTL 530,818, guarantees amounting to NTL 3,271,482, acceptance credits amounting to NTL 70,820 and commitments and other endorsements amounting to NTL 524,676. We issue letters of credit and guarantees in connection with the export and trade finance related activities of our clients. At December 31, 2004 we had aggregate off balance sheet liabilities of NTL 2,261,830 which consisted principally of NTL 1,584,696 in letters of guarantee, NTL 351,019 of commitments and NTL 320,276 of letters of credit loans and commitments. The significant increase between off-balance sheet liabilities as at December 31, 2005 compared to December 31, 2004 principally reflects the significant increase in our non-cash loan business in 2005.

Capital Adequacy

We are required to comply with capital adequacy guidelines promulgated by the BRSA, which are based on the standards established by the Bank of International Settlements, which we refer to as BIS. These guidelines require banks to maintain adequate levels of regulatory capital against risk bearing assets and off-balance sheet exposure. Our total capital ratio is calculated by dividing our Tier I capital, which comprises our share capital, legal reserves, retained earnings and other reserves, plus our Tier II capital, which consists of general provisions for credit losses and general provisions and reserves (minus certain adjustments) by the aggregate of our risk-weighted assets and risk-weighted off-balance sheet exposures. In accordance with these guidelines, we must maintain a consolidated and non consolidated total capital ratio in excess of 8%.

Under the Basel II proposals, which we expect will be implemented by 2007, a higher risk weighting may be applied at the discretion of the national regulators to our exposures to domestic currency denominated sovereign (or central bank) securities, which are funded in that currency. This risk weighting is currently 0%. For foreign currency denominated government securities, regulators may recognize the country risk scores assigned to sovereigns by Export Credit Agencies, which we refer to as ECAs. Banks may choose to use the risk scores published by those ECAs that are recognized by their regulators. While this option will be available under Basel II proposals, we do not expect this option to have any impact on us as we do not hold any government securities.

We are currently investigating the potential impact the adoption of Basel II will have on us. We have completed various internal audits to estimate the effect of the Basel II proposals on our capital adequacy and we intend to conduct further investigations to implement advanced internal measurement techniques in preparation for the adoption of the Basel II proposals.

The following table sets out our unconsolidated capital ratios calculated in accordance with the requirements of BRSA as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Tier 1			
Share capital	60,000	120,000	240,000
Legal reserves	1,981	3,694	5,577
Retained earnings	28,258	(36,883)	22,618
Other reserves	709	63,531	30,338
Total Tier I capital	90,948	150,342	298,533
Tier II			
General provision for credit losses	4,160	9,070	10,032
Other general provisions and reserves	10,191	375	—
Total Tier II capital	14,351	9,445	10,032
Gross available capital	105,299	159,787	308,565
Prepaid expenses	(1,302)	(1,214)	(786)
Leasehold improvements	(4,045)	(11,293)	(8,869)
Investments in financial subsidiaries	(3,114)	(1,869)	(16,569)
Net available capital	96,838	145,411	282,359
Risk weighted assets			
Asset weighted at 0%	172,575	310,372	400,566
Asset weighted at 20%	510,503	1,033,219	1,826,679
Asset weighted at 50%	416,862	912,554	1,658,903
Asset weighted at 100%	502,932	672,489	1,006,563
Total risk weighted assets	1,615,052	2,942,628	4,943,574
Adjusted risk weighted assets(1)	813,444	1,335,410	2,201,350
Market risk	12,180	13,994	50,863
Ratios			
Net available capital/risk weighted assets and off-balance sheet accounts and market risk ratio(2)	11.73%	10.78%	12.54%
Tier I capital ratio(2)	11.02%	11.14%	13.26%
Tier II/Tier I capital ratio(2)	15.78%	6.28%	3.36%

(1) Comprising the aggregate of risk weighted assets multiplied by their respective weighting.

(2) In 2005 our consolidated net available capital/risk weighted assets and off-balance sheet accounts ratio, Tier I capital ratio and Tier I/Tier II capital ratio were 12.97%, 13.09% and 3.36%, respectively. In 2003 and 2004 our consolidated capital ratios were the same as our unconsolidated capital ratios set forth in the table above.

BUSINESS

Overview

We are a leading Turkish participation bank that provides a wide range of banking products and services to our commercial and retail customers. We provide our services through our network of 72 Bank Asya branches located primarily in western and southern Turkey, including 30 branches in İstanbul. We also offer our services through alternative distribution channels such as our 80 ATMs and over 2,500 additional ATMs available through the Ortak Nokta network, and a telephone call centre and internet banking which together served over 165,000 customers in 2005. Our assets have grown from NTL 1,398,638 thousand at the end of 2003 to NTL 2,641,933 thousand at the end of 2005. As a participation bank, the principal feature distinguishing us from conventional banks is that our products, services and sources of funding are structured so as not to charge or incur interest. We believe that there is significant demand in Turkey for additional interest-free financial products and we intend to continue to grow by developing new participation banking products and services and by modifying products offered by conventional banks so that they can be offered on an interest-free basis. For an explanation of what participation banks are and how they differ from conventional banks, please see "Business—Participation Banks".

Our commercial customers comprise large corporations and small-to-medium sized enterprises, which we refer to as SMEs. Our commercial customers include Turkish companies in, among others, the textile, construction and development, food and soft drink, and paper industries. At December 31, 2005, we had approximately 6,900 corporate customers and 49,900 SME customers. As at December 31, 2005, our commercial customers had total loans outstanding with us of approximately NTL 1,793,000 thousand. Our principal commercial products and services include general corporate finance, project finance, letters of credit, trade finance, including pre-export loans, bills of collection drawn on foreign banks, acceptance letters of credit and the issuance of letters of guarantee for advance payments and performance, and other short term credit facilities denominated in New Turkish Lira and all major foreign currencies, deposit taking (through current and profit-sharing accounts denominated in New Turkish Lira and all major foreign currencies), electronic banking services and cash management services. We also provide our commercial customers with a full range of financial leasing services and, through a subsidiary, a full range of non-life insurance products.

At December 31, 2005, we had approximately 650,000 retail customers with approximately NTL 241,000 thousand in retail loans and had issued approximately 216,000 credit cards. Our retail products and services include current and profit-sharing accounts in New Turkish Lira and all major foreign currencies, loans, credit cards, debit cards, utility and other payment services, housing loans, money transfers, collection services (including cheque collection, foreign currency cheque collection and negotiable instruments), safe deposit box rental and non-life insurance products and services. In addition, through a subsidiary, we offer a full range of non-life insurance services to our retail customers, including automobile, home and property insurance.

Participation Banks

We are a participation bank. The term "participation bank" is used in Turkey to describe those financial institutions whose products and services are structured in such a manner as to be compliant with Shariah (or Islamic) law. These institutions are known in other parts of the world as special finance houses (as they formerly were in Turkey), Islamic banks and interest-free banks.

Participation banks are subject to all of the regulations governing the Turkish banking sector and are fully authorised to perform all banking activities except collecting deposits. Instead of deposits, participation banks are authorised to collect funds in two ways, namely through "current accounts" and "participation accounts," each described in greater detail below. While the regulations governing participation banks prohibit them from collecting deposits we note that we may use the term "deposits" in this Offering Circular (as an analogous term with which many of our readers will be most familiar) to refer to the amounts placed in our current and participation accounts. Participation banks are also subject to the oversight and deposit insurance protection of the Savings Deposit Insurance Fund ("SDIF"), the Turkish organisation established to, among other things, insure deposits and manage and/or liquidate distressed or insolvent banks. In 2005, the Turkish banking regulation relating to financial institutions such as us provided that the term previously used to identify them, "special finance houses," be changed to the current term, participation bank. For more on the laws applicable to and regulation of participation banks and banks generally, please see "The Turkish Banking Sector and Regulation—Regulatory Environment for Participation Banks."

The principal feature distinguishing participation banks from conventional banks is that they generally do not pay or receive interest as part of their activities. Because of this, participation banks do not maintain government securities portfolios and their revenues are derived primarily from earnings from investments made with customers' deposited funds and service charges plus premiums, which are referred to as "mark-ups" in the participation banking sector, charged to borrowers in respect of funds loaned to them. Participation banks fund their loan portfolios primarily with their customers' current accounts and participation accounts which we refer to in this Offering Circular as profit-sharing accounts. Current accounts are virtually the same as in conventional banks and the principal of these accounts will be repaid in full. Funds placed in current accounts may be partially or fully withdrawn upon request by the account owner at any time but no return is paid to the customer. With profit-sharing accounts, customers place their funds in such accounts for a specified term and agree to a predetermined percentage of the profit or loss derived from the use of all such funds. Participation banks share the profits or losses with their customers in accordance with a sharing ratio that is quoted when customers open their accounts. The legal limits on the range of sharing ratios is between 60% and 90%. Our sharing ratio is linked to general market rates for competitive purposes, but a typical profit-sharing ratio is approximately 80% of the profit or loss for the customer and 20% of the profit or loss for us. However, there is no guarantee of return given to the customers of participation banks on their profit-sharing accounts, and there is no guaranteed return of principal with respect to profit-sharing accounts. These aspects of our accounts make participation banks less sensitive to interest rate risks during periods of market fluctuations and we believe give us a competitive advantage over conventional banks. For more on participation banks' current and participation accounts, please see "The Turkish Banking Sector and Regulation—Regulatory Environment for Participation Banks."

Loans from participation banks also differ in certain ways to loans from conventional banks. In the case of our loans, instead of paying interest, our borrowers repay the principal plus a set mark-up charge. How participation banks and other Shariah-compliant financial institutions distinguish mark-up from interest is a complicated topic, but two underlying principles of the distinction are: first, given the nature of the funds underlying participation bank loans (i.e. profit-sharing accounts rather than deposit accounts that promise an interest rate of return) and other factors, the mark-up we charge, we believe, more accurately reflects the actual cost to the bank of extending the credit (but acknowledging that economic factors affecting interest rates may have a similar effect on such costs); second, when the mark-up rate is set, it cannot change, either during the term of the loan, as a penalty for late or non-payment, or as a premium for extending the term of the loan. As an added feature of our lending practices, our commercial borrowers repay their loans based on a pre-set, monthly amortisation schedule that incorporates the established mark-up charge. The greater turnover generated by this monthly amortisation aspect of our commercial loans increases the amount of funds available for lending and helps to reduce our liquidity risk as compared to conventional banks.

The principles underlying our participation banking products also largely dictate the purposes for which our loans (or extension of credit) can be given and the procedure by which loan proceeds are extended. Generally, under Shariah principles, loan proceeds may not be used for purposes or products deemed to be unethical, including, for example, expenditures for or related to alcohol, tobacco and gambling. As noted above, for loans to our commercial customers, the loan proceeds may only be used for purposes of production support (which generally means for products used in a customer's business operations) and for paying certain service providers, so long as such services (such as installation services) were rendered in connection with the acquisition of such tangible products. As a participation bank, we do not extend loans for purposes of funding general working capital. Similarly, our retail loans are made for the purchase of goods, and for services in connection with the acquisition of such goods. Our retail loans are primarily for the finance of home and vehicle purchases and are secured by such property. Our credit cards may only be used for the purchase of goods and services and not for cash advances. With respect to our loans, funds are essentially disbursed directly to the provider of the products and services. Typically, a borrower will submit to us the invoice for the goods or services for which the funds will be borrowed. When the loan is made, the money is transferred to the borrower's account but then automatically debited and transferred to the vendor.

More detailed descriptions of our deposit and lending products are contained in the sections under the heading "Operations," below.

Like all participation banks, we maintain an independent advisory board to ensure that all of our products and services are fully compliant with Shariah law. Each of our products and services is reviewed and approved by this independent advisory board before it is made available to our customers. This not only assures uniformity of our products and services, but also underlies our legitimacy and standing as a participation bank with our core customers who seek a Shariah-compliant bank. This advisory committee relates solely to the development, approval and implementation of our particular products and services and does not participate in our corporate governance or credit decisions.

The members of our current advisory board were appointed by our board of directors upon our establishment and consist of three members who are renowned experts in the field of participation banking activities and Shariah law. We have had no changes in the composition of the advisory board since our founding, and no changes are expected in the foreseeable future. Our advisory board meets with us as necessary and principally in connection with the development of new products.

Competition and Market Trends

Although the banking industry in Turkey is highly competitive, our management believes that we are well positioned to compete in this environment due to our expanding branch network and strong customer deposit base. We face competition from large and medium-sized Turkish banks, and from foreign banks operating in Turkey. The principal bases for such competition are in the areas of SME and retail banking activities.

As at September 30, 2005, there were 52 banks operating in Turkey, including five participation banks. The private commercial banks in Turkey can be divided into four groups: large private banks (with a bank-only asset size in excess of NTL 20,000 million), medium-sized private banks, such as us (with a bank-only asset size between NTL 1,000 million and NTL 20,000 million), small private banks (with a bank-only asset size less than NTL 1,000 million), and banks under foreign control.

As at September 30, 2005, among the 22 private and participation banks operating in Turkey (excluding development and investment banks), we ranked 13th and 14th, respectively, in terms of bank-only asset size (with NTL 2,452 million), and bank-only 'total shareholders' equity (with NTL 212 million), according to bank-only BRSA figures. At September 30, 2005 we ranked first among the five participation banks operating in Turkey in terms of, among other areas, asset size and shareholders' equity. However, at the end of 2005, two of the smaller participation banks, Family Finans Kurumu A.Ş. ("Family Finans") and Anadolu Finans Kurumu A.Ş. ("Anadolu Finans") merged to form Türkiye Finans Katılım Bankası A.Ş. ("Türkiye Finans"), decreasing the number of participation banks in Turkey to four. As at December 31, 2005 following the merger, we ranked first among the participation banks in terms of shareholders' equity and second in terms of asset size and number of branches.

We consider our main competitors to be the medium-sized banks in terms of asset size, and specifically Finans Bank A.Ş. ("Finansbank") (asset size NTL 10,846 million), Denizbank A.Ş. ("Denizbank") (asset size NTL 8,609 million), Fortis Bank A.Ş. (formerly Türk Dış Ticaret Bankası A.Ş.) ("Fortis") (asset size NTL 6,646 million), and Türk Ekonomi Bankası A.Ş. ("TEB") (asset size NTL 4,524 million). We consider these banks to be our main competitors due to the level of their activities in certain areas of the Turkish banking sector, and in particular commercial banking and import/export trade finance. The principal measures of our performance compared to these four other banks comprise, return on average equity ratio, return on average assets ratio, fee and commission income to average total assets ratio and loan to total assets ratio. As of December 31, 2005, according to consolidated BRSA financials, we had the highest loan to total asset ratio of any of these four competitors, which indicates efficient allocation of our assets and hence explains our top ranking among these competitors in terms of higher return on average equity, return on average asset ratio and fee and commission income to average total assets ratio.

The Turkish banking system has made a strong recovery since the economic crisis of 2001. We believe the key factors behind this recovery have been the strengthened economic environment and the restructuring of the banking sector. The sector restructuring included a strengthened regulatory framework, recapitalisation and the closure of financially weak banks. Banks underwent triple audits to assess their real capitalisation and financial performance. The Turkish banking sector is now characterised by improved asset quality, stronger capitalisation, better reporting and disclosure standards and a healthier competitive environment.

We believe that growth in the Turkish banking sector is likely to outpace general economic growth in Turkey. Based on the BRSA data, loans as a percentage of GDP increased from 17% in 2002 to 31% in 2005. Consumer loans (excluding credit card cash advances) accounted for 5.9% of GDP in 2005, up from 0.8% in 2002.

Growth potential is particularly high in the SME and retail banking sectors. Approximately 99% of business enterprises in Turkey are SMEs, employing approximately 77% of the Turkish workforce. However, SMEs are estimated to constitute only 6 to 8 percent of loans in Turkey. The significant growth potential in retail banking can be evidenced in statistics relating to housing loans, where total housing loans in Turkey as a percentage of

GDP is only approximately 2.5%. Since 2002, the retail banking sector has experienced strong total loan growth, with an approximate CAGR of 57.6% during 2002 to 2005. Continued retail loan growth can be expected given Turkey's young population and steady increases in real wages.

History

We began operations on October 24th, 1996 under the name Asya Finans Kurumu A.Ş. We were the sixth participation bank established in Turkey, and remain today the most recent bank to receive a banking license in Turkey. Establishment capital consisted of TL 2 trillion, currently NTL 2 million, which at the time corresponded to $26 million.

The year and a half following our establishment were formative years for us during which our fundamental banking principles were developed. Growing within this framework, we opened 15 branches by the end of 1999. At the same time, we gained the benefit of added consumer confidence as a result of new banking legislation providing that private finance houses were to be subject to the Turkish Banks Act, the same regulatory regime covering conventional banks.

In line with our growing customer base and the increase in demand for alternative distribution channels, we began offering internet banking services in 2000. During 2000 and 2001, we opened 10 new branches. We made a strategic decision to focus on marketing and relationship banking in 2001 and reorganised our resources to support these efforts. To that end, in the midst of the economic crisis, we recruited highly experienced professionals from other Turkish banks. Furthermore, and in line with our principles as a participation bank, we did not change our mark-up rates for existing customers or profit sharing ratios in reaction to the deteriorating economic conditions. We believe that by doing this, our reputation with existing and prospective customers was significantly enhanced. Another positive development during the same time period was the establishment of the Association of Private Finance Houses (now known as the Participation Banks Association of Turkey) a cooperative organisation of Turkish participation banks.

The years 2002 and 2003 brought with them many positive developments both in terms of our growth as well as the range of products that we began to offer. In 2003, our credit card operations were enhanced when we became a principal member of Visa International. During the same year, we became the first participation bank authorised to conduct transactions under the coverage of GSM and other export credit agencies throughout the world, and remain as the only participation bank in Turkey to hold this distinction.

Our growing customer base confirmed to us the public's interest in participation banking products and services and our aim to bring such products and services to an even broader range of customers. In 2004 we opened 19 new branches at strategic locations throughout Turkey. Further expanding our distribution channels, in 2004 we developed our telephone call centre to offer a convenient telephone banking option for our rapidly growing customer base.

Near the end of 2005, legislation was passed requiring all private finance houses in Turkey to be known as participation banks. In addition to this, deposits at participation banks were now to be under the coverage of the SDIF. By the end of 2005, we operated 72 branches throughout Turkey. Earlier this year, we also began issuing credit cards with the MasterCard logo.

We attribute our rapid growth to our proactive marketing efforts and in particular to marketing our products and services to the population as a whole, rather than just targeting a niche market which we already know is interested in our participation banking products and services.

Strengths

We have a number of key strengths that we believe enable us to compete effectively in the Turkish banking sector. Recognising and focusing on our strengths, we have achieved strong financial results and a solid financial position. This is reflected in our consistent organic growth, increasing profitability and solid ranking in the Turkish banking industry. We see our key strengths as being:

Well established relationship marketing culture.

From our beginning, we have cultivated a focused, "relationship marketing" approach to our commercial and retail marketing strategy. Our relatively large marketing force of over 500 employees is focused on developing and maintaining close relationships with our customers. Whether they are corporate, SME or retail

customers, we require our marketers to periodically visit with each of our customers face-to-face to ensure that they are getting the service they need and expect. We believe that our customers appreciate this level of commitment, and that this has led to a strong and loyal customer base.

Ability to identify and pursue cross-selling revenues and opportunities.

Due to the central coordination of our retail, corporate and SME marketing divisions, we are able to quickly identify and pursue cross-selling opportunities across these customer groups. Additionally, because participation banks such as us utilise a lending structure whereby we are effectively interposed between our customers and their suppliers, we are frequently introduced to new commercial banking prospects. Finally, leveraging our relationship marketing approach discussed above, our highly personalised interaction with each of our commercial and retail customers allows us to better determine their needs and provide them with the broadest possible suite of products. Our information technology and client data organisation systems are designed to support these cross-selling activities.

Ability to quickly analyse and adapt to changing conditions.

We closely analyse market trends in order to identify the most profitable opportunities for us to exploit. For example, in recent years, we have identified as funding opportunities: the rapid growth in the construction sector; the needs of both homeowners and construction firms in connection with the increasing prevalence of large-scale residential real estate developments in Turkey; and the area of privatisation financing. We have effectively mobilised our resources to become a strong participant in servicing these areas. In the midst of the economic crisis in 2001, we were able to turn a disadvantageous environment to our advantage by recruiting skilled employees from the ranks of Turkish financial institutions less resilient than us. We believe that this ability to identify market opportunities and to effectively pursue them will keep us competitive in the rapidly growing and changing Turkish market.

Diversified credit portfolio and efficient credit allocation procedures.

Our credit control policies are designed to develop and monitor a well diversified credit portfolio. For example, our commercial marketing approach pre-screens potential customers for compatibility and credit strength and later analyses them through multiple layers of review and approval. All of this helps to ensure that our loan portfolios continue to have a high credit quality. In addition, the frequent and direct communication with our customers resulting from our relationship marketing approach helps us to monitor the credit status of our customers and to quickly identify possible credit problems.

Lower risk exposure.

As a participation bank, we benefit from many advantages with respect to risk management not generally experienced by conventional banks. First, because of the profit-sharing principles underlying our customer accounts, there is no promised rate of return to our account holders. Instead, the performance of the return on the accounts is linked to the performance of our loan portfolio. Second, we have less foreign currency risk since our foreign currency participation accounts are matched to our foreign currency loans. Finally, because of the monthly amortisation of the repayment of our commercial loans, we generally enjoy greater month-to-month liquidity than conventional banks. This access to funds gives us greater flexibility in fixing our mark-up rates to the market and channelling our resources into better performing sectors.

Committed and broad shareholder base.

Unlike many Turkish banks, we have had a broad-based shareholder structure from our establishment. Our broad ownership base means that we do not rely on a strategic investor or family and our outlook is thus not narrowed to the view of a small group of shareholders or of a particular industry. In addition, our management has typically been able to operate with a significant degree of autonomy from a single shareholder group. Our shareholders have also consistently demonstrated a strong commitment to and confidence in us, even during the 2001 financial crisis, through their continued support in providing equity capital.

Strategy

Our overall strategy is to continue to compete with the Turkish banking industry as a whole (and not just with participation banks) by introducing interest-free banking products to the broadest possible customer base. Our objective is to become one of the top three banks preferred by our commercial customers, as commercial

customers will frequently use multiple banks in Turkey. It is also common in Turkey for retail customers to use more than one bank, and our objective is to become the primary bank of choice for our retail customers. The key elements of our strategy are set out below:

Continue Organic Growth.

Since our establishment, we have grown significantly both in terms of number of branches and asset size. We attribute this growth to our emphasis on strategic branch openings. We will continue to expand our branch network and alternative distribution channels into areas that indicate high growth opportunities. We are currently in the process of adding 20 new branches by the end of 2006, with plans to continue growth at the rate of 20 new branches a year for at least the next several years. By increasing our reach in this manner, we believe we will be able to acquire new customers and to deepen our relationship with existing customers.

Continue Focus on Customer-Oriented Marketing.

We will continue to focus on our "relationship marketing" approach. We believe that doing so not only enhances and maintains our already strong customer relationships, but also provides us with cross-selling opportunities, insight into market trends, as well as the ability to better monitor our customers' credit status. At the heart of this approach is the simple concept that listening to our customers is the best way to identify and satisfy their needs. By continuing our practice of face-to-face meetings and frequent interactions with customers, we believe we will maintain a loyal customer base as well as attract and acquire new customers.

Continue Expanding Our Products and Services.

We believe that the ability to develop new banking products is a key to our continued growth in today's increasingly competitive environment. This involves not only adapting conventional banking products for our use as a participation bank, such as we have done with credit cards, but also developing completely new participation banking products. We have launched a number of new products over the years. For example, we were the first Turkish bank to provide retail home loan financing for homes under construction (a practice not previously available in the Turkish banking sector). As we continue to capitalise on our strength in analysing and identifying market opportunities, we will continue to develop new products and seek to exploit opportunities in new areas so as to maximise our revenues.

Expand in Targeted Areas.

In anticipation of the present interest rate environment, our strategy has been, and will continue to be, to expand our business in more profitable segments such as commercial banking and to increase our fee and commission income to offset lower mark-up margins. While we seek to grow our business in all areas, we also pursue a strategy of focusing on targeted areas, including international trade activity, project financing and privatisation financing. Economic growth in Turkey has led to significant increases in international trade activity. While we already have a relatively strong market share in Turkey's international trade activity (approximately 2%), we maintain a strategy that focuses on continuing to increase our market share. We also aim to continue growing in the area of project finance to become a leading provider of financing for energy infrastructure projects, and plan to continue our active role in providing privatisation financing. Since 2003, we have taken an important role in the privatisation activity taking place in Turkey. These privatisations include, among others, Türk Telekom (telecommunications), Telsim (mobile phone operator) and Tüpras (oil refinery). We foresee our active role in the privatisation sector continuing as new projects arise.

Operations

We have two principal business divisions, namely commercial banking (servicing our corporate and SME customers) and retail banking. In addition to lending products and services, elements of our commercial banking activities include our international banking and leasing services. In addition, through a subsidiary, we provide non-life insurance products and services in connection with our commercial and retail banking activities. Because of our status as an interest-free participation bank, we do not maintain a government securities portfolio.

The following table sets out a breakdown of our income for the periods indicated.

	For the year ended December 31,		
	2003	2004	2005
	(NTL in thousands)		
Income from Commercial Loans (excluding Leasing)	91,130	171,591	227,497
Income from Retail Loans (excluding Credit Cards)	5,511	17,773	29,857
Income from Credit Cards	5,877	9,597	13,462
Income from Finance Leases	2,436	6,663	20,887
Income from Insurance Operations	—	—	9,554
Fee and Commission Income	42,865	68,521	105,854
Total	147,819	247,145	407,111

Commercial Banking

As at December 31, 2005, the total amount of our outstanding cash loans to our commercial customers, consisting of our corporate and SME customers, represented approximately 88% of our total cash loan portfolio, amounting to approximately NTL 1,793 million, compared to approximately 86% as at December 31, 2004, and 88% as at December 31, 2003. Non-cash loans (primarily letters of credit and letters of guarantee) to our commercial customers represented 68% of our total loan and finance lease portfolio as at December 31, 2005, amounting to approximately NTL 4,398 million, compared to approximately 63%, or NTL 2,262 thousand as at December 31, 2004 and 48%, or NTL 1,004 thousand as at December 31, 2003. As at December 31, 2005, our largest 100 risk exposures comprised 35.9% of our commercial loan book. Our primary commercial customers come from the textile, construction and development, food and soft drink, construction, and paper products industries. However, we are constantly monitoring market trends to identify high growth opportunities. For example, in recent years we have provided financing for privatisations and created new lending products in connection with the rise of large-scale residential real estate developments in Turkey.

Our principal commercial products and services include general corporate finance, project finance, letters of credit, trade finance, including pre-export loans, bills of collection drawn on foreign banks, acceptance letters of credit and the issuance of letters of guarantee for advance payments and performance, and other short term credit facilities denominated in New Turkish Lira and all major foreign currencies, deposit taking (through current and profit-sharing accounts denominated in New Turkish Lira and all major foreign currencies), electronic banking services and cash management services. We also provide our commercial customers with a full range of financial leasing services and, through a subsidiary, a full range of non-life insurance products. We take advantage of cross-selling opportunities between our commercial and retail banking businesses by offering our retail products and services, such as credit cards and payment services, to our commercial customers and their employees. As at December 31, 2005, we held over 56,000 commercial customer accounts, amounting to approximately 24% of our total deposits.

We classify our SME customers as firms with an annual turnover of up to NTL 5,000,000, and our corporate customers as firms with an annual turnover above that amount. The following table sets out a comparison of our corporate and SME customers with respect to their respective representation of our commercial deposits and loan portfolios as at December 31, 2005.

	Corporate	SME
Number of customers	6,896	49,906
Deposits		
Total Amount (NTL in thousands)	288,664	226,807
Percentage of commercial total deposits	56%	44%
Cash Loans (excluding Leasing)		
Number of borrowers	1,372	4,969
Total Amount borrowed (NTL in thousands)	1,297,282	495,257
Percentage of commercial cash borrowings	72.4%	27.6%
Non-Cash Loans		
Number of customers	1,805	6,151
Total Amount (NTL in thousands)	3,364,314	1,003,482
Percentage of total commercial non-cash loans	77.0%	23.0%

We provide a broad range of loan and leasing products, which we refer to as cash products, to our commercial customers to meet their short-term or long-term financing requirements. Our cash loan products are used to support the business activities of our commercial customers and consist principally of loans for production support (described below), which are offered in New Turkish Lira, U.S. dollars and euros. We also provide a broad range of leasing products to support our commercial customers' needs. Through our leasing services, our commercial customers are able to obtain machinery, equipment and various other goods from both domestic and international vendors. Since conventional banks are not allowed under Turkish law to engage directly in leasing activities, we, as a participation bank, can effect leasing transactions more efficiently for our customers than can conventional banks through their subsidiaries. We primarily finance the leasing of: manufacturing equipment, textile machinery, construction equipment, electronics and optical equipment. As at December 31, 2005, we had NTL 296,145 thousand in outstanding leases net representing a 98% increase from NTL 149,217 thousand in 2004 and a market share in Turkey of 3% based on figures published by the Turkish Leasing Association.

In accordance with the principles underlying our participation banking products, lending is made for the purposes of "production support," a term particular to participation banks. In this context, production support is used to describe tangible assets used by a business in its operations, including, among other things, raw materials, tools, vehicles and equipment and for paying certain service providers, so long as such services (such as installation services) were provided in connection with the acquisition of such tangible assets. As a participation bank, we do not make loans to firms for purposes of funding general working capital. When a loan is made, the proceeds are effectively given directly to the vendor or service provider, rather than to the borrower. In one of our typical loan transactions, a commercial customer will submit the invoice from the product vendor or service provider with its credit application. Based on the commercial customers' pre-established line of credit with us and other factors, the loan is either granted or denied. If granted, the funds are disbursed to the customers' account but then automatically transferred to the vendor or service provider. The customer repays the principal of the loan plus a fixed mark-up through installment payments made over time. Generally, our commercial borrowers are not permitted to prepay their loan obligations. Under certain circumstances, however, a commercial customer may be permitted to prepay such obligations subject to a pre-payment penalty.

With regard to non-cash facilities, we provide facilities denominated in all major foreign currencies to our customers, principally comprised of letters of guarantee, letters of credit acceptances and commitments. These non-cash facilities are extended in connection with a broad range of activities including, domestic and international trade finance, tenders in the construction sector, tenders in connection with privatisations and public sector tenders.

The following table sets out comparative information with respect to our non-cash facilities for the periods indicated.

	For the year ended December 31,		
	2003	2004	2005
	(NTL in thousands)		
Letters of Guarantee	811,211	1,584,696	3,271,482
Letters of Credit	184,682	289,946	530,818
Acceptances	7,957	30,330	70,820
Commitments	—	351,019	485,440
Other	—	5,839	39,236
Total	1,003,850	2,261,830	4,397,796

In order to increase our share of the commercial banking market, expand our existing corporate and SME customer portfolio and diversify risk within our portfolio, we have sought to attract more customers by developing new products and services including cash management, collection, utility payment services, and non-life insurance services. We believe that the strength of the Turkish commercial banking market will provide us continued opportunity to identify, develop and cross-sell traditional and new banking products and services to corporations and SMEs.

International Banking

Our International banking activities consist principally of establishing and maintaining business relationships with correspondent banks in foreign countries. We view our international operations as an important part of the services we provide our commercial customers. We have been actively expanding our

international operations in recent years, in line with the expansion of our loan book. We focus on international operations to increase our market share, expand our product and risk differentiation, gain a greater presence in global financial markets and to meet the changing needs of existing and potential customers. We maintain active business relationships with over 750 correspondent banks in 100 countries. Since 2003, we have been the only participation bank in Turkey authorised to act as an intermediary for programs of the Commodity Credit Corporation of the U.S. Department of Agriculture. Export credit agencies with whom we are currently approved include U.S. Exim, CCC (GSM-102 & GSM-103 programs), Hermes, ERG, SACE and OND. We are currently the only Turkish participation bank having approved status with these agencies. We believe that we can continue to obtain approval from additional agencies to meet our customers' needs in the future.

We continue to focus on gaining a larger market share in Turkey's growing international trade finance market. Import trading volume in Turkey increased by 19% in 2005 to $116,048 thousand from $97,540 thousand in 2004 and from $69,340 thousand in 2003. Based on figures available from the office of the undersecretariat of the Turkish Prime Ministry of Foreign Trade, export trading volume in Turkey increased by 16% in 2005 to $73,122 thousand from $63,167 thousand in 2004, and from $47,253 thousand in 2003. Over this same period of time, we have increased our market share of this growing market from approximately 0.8% as at December 31, 2003 to approximately 2% as at December 31, 2005. This has been achieved primarily through expanding our correspondent network.

The number of correspondent banks with whom we have established relationships has grown considerably in recent years. The number of correspondent banks that have allocated a line of credit to us has grown steadily over the years to 222 as at December 31, 2005, from 174 and 100 as at December 31, 2004 and 2003, respectively. Some of our more significant correspondent banks include: Bank of New York, Wachovia, HSBC, BNP Paribas, Standard Chartered Bank, Bayerische Hypo-und-Vereinsbank AG, Unicredito, Doha Bank and Dubai Islamic Bank.

Payroll Services

As a result of agreements made with approximately 155 organisations and institutions, we provided payroll services to approximately 27,000 people as at December 31, 2005 with these numbers expected to reach 100,000 by the end of 2006. The total payroll paid in the one-year period ending December 31, 2005 was NTL 121,079,000, compared to NTL 27,727,000 in 2004. The total average payroll paid per month, for the year ended December 31, 2005 was NTL 10,089,917 compared to NTL 2,310,583 for the year ended December 31, 2004.

Retail Banking

As at December 31, 2005, the total amount of our outstanding cash loans to retail customers represented approximately 12% of our total cash loan portfolio, amounting to approximately NTL 240,901 thousand, compared to approximately 13% as at December 31, 2004 and 10% as at December 31, 2003. Our retail customers include individuals, professionals and owners of businesses that use our services for their non-business related banking needs. As at December 31, 2005, we provided retail banking and related financial services to approximately 650,000 individual customers. Our retail deposits represented approximately 76% of our total deposits as at December 31, 2005 with total amounts of NTL 1,620,378 compared to 67% and NTL 1,093,940 at December 31, 2004.

We offer a broad range of retail banking and financial services to our retail customers including current and profit-sharing accounts in New Turkish Lira and all major foreign currencies, loans, credit cards, debit cards, utility and other payment services, housing loans, money transfers, collection services (including cheque collection, foreign currency cheque collection and negotiable instruments), safe deposit box rental and non-life insurance services. We conduct our retail banking operations through our 72 branches located in 32 cities in Turkey and alternative distribution channels including ATMs, internet banking, 24-hour telephone banking, domestic correspondent banks, limited services through PTT (post office) terminals throughout Turkey and point-of-sale (POS) terminal payment locations (through which customers may pay credit card bills in addition to making purchases).

We believe that the rapid economic development of Turkey will continue to present significant opportunities for growth and profitability for Turkish banks within the retail banking sector. Our primary target market for our retail lending activities is middle-to-upper-income individuals. We seek to provide a comprehensive range of banking products and to utilise our branch network and alternative distribution channels to attract and retain retail customers. As it is common in Turkey for retail banking customers to maintain accounts at more than one bank,

our aim is to become each retail customer's primary bank. Furthermore, by actively pursuing the considerable cross-selling opportunities available within our target retail customer base, we also aim to maximise revenue per customer.

We have the ability to reach and exploit a low cost funding base which enables us to support rapidly growing demand for our loan products. As at December 31, 2005, 26% of our total deposits were current accounts, and 74% were profit-sharing accounts. We have experienced strong growth in retail deposits, benefiting from the expansion of our distribution channels and product offerings. As at December 31, 2005, our total foreign currency deposits decreased by 1.73% over the total as at December 31, 2004.

Consumer Lending

As at December 31, 2005, we had NTL 150,560 thousand in outstanding consumer loans (excluding credit cards). Home loans accounted for approximately 71% of our total retail loan portfolio as at December 31, 2005 with a total amount of NTL 107,226 thousand, as compared to approximately 76% and NTL 84,884 as at December 31, 2004. Auto loans accounted for approximately 26% of our total retail loan portfolio as at December 31, 2005 with total amounts of NTL 39,486 thousand as compared to approximately 22% and NTL 25,136 as at December 31, 2004. All of our home and vehicle loans are collateralised by the property or vehicles purchased with the proceeds of such loans. The remaining 3% of our retail loan portfolio is comprised of retail loans for consumer products.

As with our commercial loans, the principles underlying our participation banking products determine the ways in which the proceeds from our retail loans may be used and how these proceeds are transferred. Generally, our retail loans must be used for products and for services used in connection with the acquisition of such products. As with commercial loans, the transfer of the funds is effected in such a manner that the proceeds are transferred directly to the vendor or service provider. Repayment of our retail loans is done in a similar way as at a conventional bank, with a larger portion of the earlier payments being applied to the mark-up portion and a greater portion applied to the principal near the end of the term. Unlike loans to commercial customers, Turkish law requires us to permit retail customers to prepay their loans without a prepayment penalty.

The downward trend in credit interest rates in the Turkish banking sector between 2003 and 2005 resulted in an increase in the demand for our retail loans. We see an opportunity to further our growth strategy by capitalising on increased loan demand caused by lower interest rates. We will continue to develop and promote new and existing loan products to take full advantage of these opportunities.

Credit Cards

We have been in the credit card business since 1998. As at December 31, 2005, we had issued a total of approximately 216,000 credit cards, as compared to approximately 145,000 and 105,000 credit cards issued as at December 31, 2004 and 2003 respectively. As reported by the Interbank Card Centre of Turkey ("BKM"), we rank 15th out of 29 in terms of number of credit cards issued and 12th in terms of number of credit card transactions during 2005. Using the credit-based option described below for repayment, cardholders are charged a monthly mark-up rate calculated on their remaining balances. The monthly mark-up rate was 4.9% as at December 31, 2005. Cardholders are subject to annual membership fees ranging from NTL 7.50 to NTL 15.00.

The number of our POS terminals through which transactions using our cards are effected, increased from 8,491 units as at December 31, 2004 to a total of 19,907 as at December 31, 2005. As at December 31, 2005, we had approximately 19,000 member merchants who used our POS terminals. Our outstanding credit card receivables increased by 28% to NTL 90,431 thousand as at December 31, 2005 from NTL 70,747 thousand as at December 31, 2004.

We have agreements with each of Visa and MasterCard to issue their respective Visa Classic, Visa Gold, Visa Business, MasterCard Gold and MasterCard Standard credit cards. We spent approximately NTL 820,000 on credit card advertising in 2005.

We maintain credit card security systems with multiple layers of protection to prevent fraud, including those offered to us by Visa and MasterCard, as well as our own internal systems. We monitor customers and merchant transactions according to Visa, and MasterCard and BKM standards, using in-house service systems. In accordance with requirements effective by as of April 2006 for all Turkish banks, we have implemented a system for, and issuing credit cards embedded with, specially coded information chips.

In accordance with the principles underlying our participation banking products, our credit cards contain some features not typical with conventional credit cards. Our credit cards may only be used for purchases and not for cash advances. In addition, our credit card holders have the option of automatically paying off their credit card balance completely on the payment due date (what we refer to as the cash option) or of paying at least a minimum amount and accruing a mark-up on the remaining balance (what we refer to as the credit-based option). Cardholders may change from the credit-based option to the cash option or pay off their balances in full at any time without penalty.

Under the cash option, a cardholder's total balance is paid off each month by having the cardholder's current account with us automatically debited on the payment due date in an amount equal to the total balance due on the cardholder's card. The cash option applies to all credit card accounts with us unless the customer affirmatively elects the credit-based option. Because of this, the amount of our credit card receivables that become subject to monthly mark-up (approximately 18%) is comparatively lower than the amount of credit card receivables that typically become interest-bearing with conventional banks' credit cards. This is in line with our aim of providing credit cards to our customers as a service to attract and retain customers for our other banking products and to earn commissions on credit card transactions. We have also found that the clientele that is attracted to participation banking products is, for many of the same reasons, averse to carrying large balances on their credit cards. As a result, we generally have fewer problems than conventional banks with customers getting into credit difficulties through their credit card usage.

Under the credit-based option, cardholders' cash accounts with us are automatically debited by only a minimum amount on the payment due date and the remainder is financed by extended payment options which are subject to set monthly mark-ups. We believe our credit-based option is more attractive to cardholders than traditional methods used by conventional banks because it offers a number of advantages over conventional credit cards. These advantages include: the mark-up rate is only applied to the remaining balance after the minimum payment is made; mark-ups accrue from the payment due date rather than the statement date; and a cardholder's principal balance from a prior period will not rollover into the current period, thus avoiding charging a mark-up upon mark-ups (what might otherwise be the equivalent of compound interest).

The Turkish government recently adopted legislation which increased regulation of the credit card market in Turkey. The Law on Bank Cards and Credit Cards, which became effective in March 2006, requires that banks issue credit cards only upon the request of a customer, and only by signing a contract. If a cardholder has not made a payment when due, within 60 days of such default, a non-performing cardholder may request a restructuring of this debt. Provided that such non-performing cardholder executes a restructuring agreement and pays the first installment, the debt will be collected in 18 equal installments together with an annual default interest rate of 18%. Credit limits are restricted to not more than two months average net income of the cardholder for the first year and not more than four months average net income of the cardholder for the second year. Minimum monthly repayments will be no less than 20% of the outstanding balance. We believe that the customer-friendly aspects of our credit card products and services and the way in which our customers tend to use our credit cards already put our credit card operations largely in line with the new law such that we expect there to be little effect on our credit card business. However, there can be no assurance as to the ultimate impact that the final new law will have on our credit card business.

Debit Cards

We have offered debit cards to our customers since 2003. At December 31, 2005, we had approximately 282,800 debit cards representing nearly a three-fold increase from December 31, 2004. Each card permits the holder to access his or her current account and conduct transactions including ATM withdrawals, fund transfers, account activity and balance enquiries, retail purchases and credit card, utility and other payments.

As Turkish ATM networks are not universally compatible with each other, maximising terminals is pivotal in attracting and retaining customers. As at December 31, 2005, we had 80 Bank Asya ATM facilities. We are a member of the Ortak Nokta ATM network, which is comprised of 18 banks. The Ortak Nokta network brings the total number of ATM facilities available for use by our customers to over 2,500.

Utility and Other Payments

Our payment services system enables customers who have current accounts with us to pay their utility invoices by standing-order direct debit at a set time and credit card invoices automatically. In addition, our customers are also able to pay other regular payments through this system, such as standing orders for school installment payments (discussed below) and certain tax payments. During the year ended December 31, 2005,

our customers executed approximately 1,855,000 transactions using our payment system, representing nearly a three-fold increase from 2004.

Our School Payment Service (SPS) refers to a payment service that is offered by us to certain private schools and tutoring services nationwide with whom we maintain relationships. SPS provides installment payment services for our customers who attend these institutions. On the due date of the payment we automatically debit the customer's current account or automatically charge the customer's Bank Asya credit card in the amount of the payment due. In addition, we will authorise payments to be made even when there are not sufficient funds in a customer's current account, based on a line of credit determined by the customer's credit history. Given the nature and potential of the customers using this service, we view SPS as a very important tool for developing our customer base and cross-selling our other products and services. As at December 31, 2005, over 49,000 students at over 250 schools used this service as compared to approximately 31,000 students and 155 schools and 25,000 students and 130 schools as at December 31, 2004 and 2003, respectively.

Insurance

Through our subsidiary, Işık Sigorta, we offer a broad range of non-life insurance products to our retail, and commercial customers. For our retail customers, our insurance products include automobile insurance, medical and personal assistance insurance, mandatory automobile liability insurance (or "traffic insurance" as it is more commonly known in Turkey), home casualty and theft insurance, workplace insurance, moving insurance, emergency assistance insurance and mandatory earthquake insurance. Many of the same insurance products and services that we offer our retail customers are tailored to meet the needs of our commercial customers. While insurance activities with our commercial customers may involve the same broad range of products offered to our retail customers, our activities here are focused primarily on engineering insurance (against damage to certain machinery and electrical devices) and workplace insurance. Işik Sigorta's insurance operations benefit greatly from the cross-selling and marketing advantages of using our branch network to reach their customers.

Distribution Networks

We offer our banking services through an extensive and growing distribution network which includes branches as well as alternative distribution channels such as ATMs, internet banking and telephone banking through our call centre. In addition, customers can access their accounts and conduct certain banking activities at over 700 branches of our correspondent banks and from terminals located at 685 PTT centres (Turkey's post office system) throughout Turkey that are linked to our network.

Branches

As at December 31, 2005, we maintained a branch network of 72 branches across 32 cities and towns in Turkey. One of our 6 branches in Ankara is exclusively dedicated to commercial activities. The remaining branches are full service branches, offering both retail and commercial customer services. Our international banking activities are undertaken at our head office in İstanbul and at 29 other authorised branches. Our current target rate of expansion is to add approximately 20 new branches per year over at least the next several years in areas that present strong growth possibilities.

Our upper management makes all determinations on branch openings. Our strategy for deciding where to open new branches is based on an analysis of economic activity in a given area to find the places with the highest level of activity and growth potential, rather than a strategy based strictly on geographic expansion. Targets for annual branch levels are set by upper management on a regular basis.

Alternative Distribution Channels

We use a variety of alternative distribution channels to reach our customers, including ATMs, internet banking and our 24-hour telephone call centre. As at December 31, 2005, our alternative distribution channels facilitated approximately 27.3% of our banking transactions (including cash withdrawals). Our alternative distribution channels rely significantly on our information technology and platform. See "Business—Information Technology."

We realise significant cost savings through the use of our alternative distribution channels as a result of reduced overhead. Branch transactions on a per transaction basis are significantly higher as compared to transaction costs for ATMs, call centre transactions and internet banking. For the year ended December 31, 2005,

we estimate our cost savings from using our alternative distribution channels to be nearly NTL 25million. Over time, we believe these savings will increase as alternative distribution channels are used more frequently and infrastructure startup costs are shared between a greater number of users.

As at December 31, 2005, we owned and operated 80 ATMs and shared over 2,500 ATMs with other banks through the Ortak Nokta ATM network, a domestic network comprised of 18 banks. For transactions made at Ortak Nokta ATMs (other than our ATMs) our customers are generally charged a fee equal to 1% plus 60 cents for cash withdrawals, and 15 cents for balance inquiries. Customers can effect a number of transactions using our ATMs, including, among other things, withdrawals and deposits of cash, balance inquiries, payments to firms that maintain accounts at our branches, transfers within customers' accounts, electronic funds transfers, foreign currency transactions, credit card payments and reviewing transaction activity, and paying bills to participating utilities and organisations.

We started providing internet banking services in 2000. As at December 31, 2005, our internet banking services were used by approximately 103,000 customers. Through our internet banking service, our retail and commercial customers are able to conduct many aspects of their banking activity, including among other things, viewing account balances and activity, credit card transactions, fund transfers and bill payments. In 2005, the total number of transactions through our internet banking services was approximately 1,737,000, as compared to approximately 730,000 in 2004 and 400,000 in 2003.

We started providing banking services through our telephone call centre in 2004. As at December 31, 2005, we had approximately 63,800 users of our telephone and call centre banking services, representing an almost four fold increase at December 31, 2004. Our call centre users have the option of conducting their transactions with the assistance of a customer service representative or by using our automated telephone services. Services available through our call centre include opening accounts and adding funds to accounts, fund transfers, bill payments, foreign currency transactions and information requests. Our call centre has the capacity to operate with 46 customer service representatives per shift. The call centre currently averages approximately 7,750 calls per day of which, on average, approximately 4,750 are handled by our automated service.

In cities and districts where there are no Bank Asya branches, our customers may conduct credit card payment and fund deposit transactions by utilising one of 685 online PTT centres located throughout Turkey and connected to our network. In addition, we maintain correspondent relationships with domestic banks so that those customers who may not have access to one of our branches will have the ability to conduct transactions at one of our correspondents' branch locations. As at December 31, 2005, we maintained correspondent relationships with Yapi Kredi Bankası (405 branches), Turk Ekonomi Bankası (201 branches) and Şekerbank (101 branches). As a result of these domestic correspondent relationships, our customers effectively have access to an additional 700 branches from which they can conduct their commercial and retail banking activities.

Subsidiaries

The following table sets out certain information with respect to our subsidiaries as at December 31, 2005, all of which were consolidated at such date.

Company Name	Type of Firm	% Ownership	Net Income (NTL in thousands)
Işık Sigorta A.Ş. (Işik Sigorta)	Insurance	65.20%	(108)
Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti. (Asyafin Sigorta)	Insurance Brokerage Services	95%	(157)
Asyafin İnşaat Sanayii Dış Ticaret ve Pazarlama A.Ş. (Asyafin Inşaat)	Marketing (Time Share)	99.90%	(964)
Asya Bilişim Teknolojileri Turizm İnşaat San. ve Dış Tic. A.Ş. (Asya Bilişim)	Holding company	99.99%	(479)
Asyafin Turizm Proje İnş. Taah Emlak San. ve Tic. A.Ş. (Asyafin Turizm)	Construction (Time Share)	55.34%(1)	(9,836)
Vira Deniz Nakliyat Tur.San. A.Ş. (Vira Deniz)	Dormant	99.99%	(6)

(1) With effect from January 25, 2006, we now own a 99.85% indirect interest in Asyafin Turizm.

Insurance Subsidiary

We conduct insurance activities for our customers through our subsidiary, Işık Sigorta. Established in 1996, this company offers a broad range of non-life insurance services, including auto insurance, traffic insurance, workplace and home fire insurance, and education non-payment insurance. As at December 31, 2005, Işık Sigorta had approximately NTL 61,850,000 of policy coverages. The company's premiums have experienced growth of approximately 20% from 2002 to 2003, 35% from 2003 to 2004 and 10% from 2004 to 2005. Currently, our branches perform insurance brokerage services by operating as an agent for Işık Sigorta. Individuals own the remaining 34.8% of Işık Sigorta, including certain of our shareholders. Members of our management own an approximate 3% by members of our management.

Kizilcahamam Resort Village—Real Estate Investment Trust

As at December 31, 2005, through our direct subsidiaries Asyafin İnşaat, Asya Bilişim and our indirect subsidiary Asyafin Turizm (which we own through Asyafin İnşaat and Asya Bilişim), we owned an approximate 55.34% interest in a time-share holiday resort village located in Kizilcahamam, Turkey. On January 25, 2006, we caused our subsidiaries Asya Bilişim and Asyafin İnşaat to acquire an additional 44.51% of Asyafin Turizm which was held by certain of our shareholders and management. The purchase price was determined on an arms-length basis and supported by an independent valuation. After the acquisitions, Asyafin İnşaat and Asya Bilişim increased their ownership in Asyafin Turizm to 63.6% and 36.25%, respectively. We currently market and operate the holiday resort village through Asyafin Turizm. As part of our plan to divest ourselves of our non-banking activities but also to maximise our revenues, we plan over the next year to convert our interest in the resort village through these companies into a real estate investment trust and to dispose of up to 100% of our interest in these assets. We have extended loans to Asyafin İnşaat and Asya Bilişim in the amounts of NTL 7,850 thousand and NTL 36,975 thousand, respectively. Our current plan is to convert these loans into equity at fair value.

Other Planned Subsidiary Divestitures

Asyafin Sigorta was established to act as a broker for Işık Sigorta at a time when BRSA regulations prohibited us from acting as an agent for an insurance company through our branch network. Vira Deniz was established for the sole purpose of operating a shipyard business that we acquired as security from a non-performing loan. Since BRSA regulations now allow us to use our branches as agents for Işık Sigorta, and we have recently liquidated the underlying assets of Vira Deniz, we currently plan to dissolve both of these companies as soon as practicable.

Marketing

Our management believes that our future growth is largely dependent upon the effective implementation of our marketing and sales strategies. The primary objective of our marketing strategy is to create a loyal customer base that will contribute to our long-term profitability. This strategy consists of focusing primarily on customer-oriented, rather than product-oriented, service to sustain customer satisfaction.

We have four marketing groups under the directorship of a single executive vice president. These groups are organised along the lines of corporate banking, SME banking, international banking and retail banking. Our retail marketing group is also responsible for the marketing of our credit cards. As at December 31, 2005, we employed approximately 500 marketing personnel. In 2005, our marketing personnel conducted approximately 104,000 face-to-face retail customer visits and 34,500 face-to-face commercial customer visits.

Generally, our marketing efforts in the corporate, SME and retail marketing groups are conducted through similar operational structures. We have approximately 15-20 marketing personnel per marketing group at the head office. Each of these three marketing groups at the head office is subdivided into four portfolios, each consisting of 15-20 branches under the direction of a portfolio manager. As our number of branches grows, we will need to add additional portfolios and management personnel at the head office. Marketing personnel in the head office in İstanbul are responsible for developing and establishing the overall marketing strategy and goals for the branch marketing personnel. In addition, marketing personnel in the head office are responsible for coaching and training the branch marketing personnel as well as monitoring their performance. At the branch level marketing personnel are subdivided into retail, corporate and SME groups consisting of 2-8 persons in each group and are charged with the duty of carrying out the marketing strategy given to them by our head office on a per customer basis. Every 3 months, branch marketing personnel visit our head office where they meet with the upper management for performance evaluations.

The Financial Institutions marketing group which handles marketing for our international banking operations, undertakes the marketing operations for our international banking operations. They are principally responsible for introducing Bank Asya to the international banking community in order to further expand our over 700-bank network of foreign correspondent banks. The 8 members of this group are divided 2-each among 4 geographic regional areas.

Employees

As at December 31, 2005, we had 1,797 employees employed at the bank, of which 64% were employed in our branches and 36% were employed in our head office. As at December 31, 2005, none of our employees were employed part-time. At December 31, 2005, the average age of our employees was approximately 31 years of age and approximately 66% of our professional staff are university graduates.

The following table shows the number of our employees as of the dates indicated.

	As of December 31,		
	2003	2004	2005
Head office	384	455	652
Branches	609	878	1,145
Non-bank subsidiaries	121	136	126
Total	1,114	1,469	1,923

We place particular importance on training and career development. We use a modern performance-based evaluation system (including employees' rating of their co-workers) to assess the strengths of our employees and develop their career plans. We believe that our interests are aligned with the interests of our employees in terms of training and career development. Education for our personnel is provided by both our in-house staff experts and by outside professional education firms. We evaluate employee feedback on these programmes and adjust future educational programs based on these responses. In 2005, attendance at in-house and external training programs totalled over 9,500.

Performance bonuses are awarded to our employees at the discretion of our board of directors and based on their individual performance in meeting yearly targets. In addition, employees who can speak English, French or German are eligible for additional remuneration commensurate with their proficiency in these languages.

Neither we nor any of our subsidiaries have employees who are members of a labor union. We have never experienced any industrial action or other work stoppages resulting from labor union disputes.

Properties

As at December 31, 2005, the total net book value of our fixed assets (comprising land, land improvements, buildings and computer assets among other fixed assets) was NTL 67,201 thousand, representing 2.5% of our total assets. We lease the premises of our head office and all but one of our branch offices from third parties. In 2005, we paid a total amount of approximately NTL 8,176 thousand under these leases. We maintain comprehensive insurance coverage on the properties that we do own.

Information Technology

We are committed to maintaining an information technology infrastructure that supports our increasing range of transactions, while minimising operational risk and business interruptions. Our Information Technology & Management Systems Group, which we refer to as our IT Group, has grown as we have grown. As at December 31, 2005, the group, including its director, had 82 employees. Our IT Group is subdivided into three separate divisions:

- Software Development Department (39 employees). This department is responsible for developing banking software and all other in-house information technology applications. In addition, this department supports and manages our database systems and application servers.
- Systems & Technical Support Department (25 employees). This department is responsible for the technical support of our third-party software and hardware programs and products. This department is also responsible for maintenance of our network systems backup, as well as administration of our EMC disk subsystems.
- Organisation & Quality Management Department (17 employees). This department is responsible for our information technology system and workflow improvements, software analysis and testing of in-house developed software.

Most of our IT Group is located in our head office in İstanbul and provides services to our head office, branches and customers, connecting them to outside institutions and merchants across various technology platforms.

Our data storage systems are backed-up daily with redundant disk subsystems located at different locations in İstanbul. By the end of 2006, we will have a disaster recovery centre supported by IBM located in Izmir, Turkey. In addition, we also undertake periodic backups of all servers and databases to tapes which are stored in safe cases. We have implemented comprehensive security controls systems to protect our information technology systems.

We have realised significant cost savings through our information technology resources, and specifically by developing software applications using our in-house Software Development Department. As of December 31, 2005, we employed 39 dedicated in-house software developers. We believe that maintaining a strong and fully dedicated in-house Software Development Department rather than outsourcing this function or relying solely on third-party or off-the-shelf applications has given us a number of advantages over our competitors. First, there are few third-party software developers in Turkey and their capabilities are often not sophisticated enough to handle requirements such as ours. Second, having these resources in-house gives us the ability to bid for the business of larger clients who require more sophisticated and personalised software solutions in connection with their banking needs. Finally, maintaining these resources enables us to efficiently and quickly develop software applications for our specific needs without having to wait for third-party providers.

In the future, we anticipate realising significant savings by bringing many of our credit card operations in-house and managing them under our IT Group. Our current plan is to bring all aspects of our credit card operations in-house except for actual card production, statement printing and POS terminal maintenance. As our credit card business grows, we estimate that we will realise cost savings from these measures of up to $0.32 per credit card (based on a volume of 500,000 cards), and up to $3.00 per POS terminal in costs associated with software for our POS terminals.

All of our branches, as well as over 700 correspondent branches and 685 PTT centres, are integrated with our central information technology network. In 2005, our information technology and management information capital expenditures amounted to approximately $6.5 million, as compared to approximately $3.8 million in 2004. Our projected expenditures for 2006 and 2007 are approximately $9.8 million and $13.6 million, respectively. These estimates include hardware costs associated with branch openings at our current projected rate of growth. Additional significant investment items include the development of in-house credit card service operations and completion and implementation of IT-related Basel II recommendations.

Information technology is an integral component of our operations and we believe that the implementation and continued development of our information technology systems is important to our success. We are committed to continued investment in information technology to support the efficient growth of our operations.

Insurance

Our fixed assets, buildings, decorations, windows and advertisement signs are covered by general insurance arrangements covering normal risks. We are covered against damages arising from possible breaches of trust by by our personnel of up to NTL 2,000,000. We may require real estate that secures loans made by us to be covered by fire insurance. Cash in transit and cash in hand are not covered by any insurance. We do not have any credit risk insurance in relation to defaults by our customers as this is generally not available in Turkey.

Legal Proceedings

We are not subject to any litigation, arbitration, regulatory actions or other disputes which would involve, individually or in the aggregate, potential liabilities which we believe would have a material adverse effect on our business, financial condition or results of operations, nor are we aware that any such disputes are pending or threatened.

Anti-Money Laundering Policies

Turkey is a member country of the Financial Action Task Force and has enacted laws and regulations to combat money laundering, terrorist financing and other financial crimes. Minimum standards and duties include customer identification, record keeping, suspicious activity reporting, employee training, an audit function and designation of a compliance officer. Suspicious transactions must be reported to the Turkish Financial Intelligence Unit, Financial Crimes Investigation Board.

To help ensure that we are not unknowingly used as an intermediary in money laundering or similar criminal activities, we have implemented comprehensive anti-money laundering policies to be followed by all of our personnel.

RISK MANAGEMENT

We believe that our assessment and control of risk is critical to our success. We identify and closely measure, monitor and manage the risks arising from our operations. The principal risks inherent in our business are funding and liquidity, market, interest, foreign exchange rate, credit and operational risks. Additional risks we encounter include reputation and strategic risks. We monitor and manage mismatch of maturities, the size and degree of our exchange rate exposure and our counterparty credit quality in order to minimise the effect of these risks on our profitability. Our system of risk control and risk management is reviewed frequently and modified as necessary, and it is integrated into our internal systems for planning management and control. We continue to maintain and further develop our risk management system, which has been established to meet our internal risk management needs, as well as to comply with all legal and regulatory requirements applicable to us, including the BRSA's regulations and the Basel II criteria.

Our board of directors oversees all risk management functions and develops our risk management policies. Our risk management policy guidelines were approved by our board of directors on August 5, 2003. These guidelines lay out the structure and scope of our overall risk management organisation and activities.

Risk Management Department

The risk policies and management functions are executed by our Risk Management Department, which is comprised of six employees with expertise in risk management. The Risk Management Department reports directly to the member of our board of directors responsible for risk management. The duties of the Risk Management Department include: coordinating the activities of the risk committees that comprise the Risk Management Group (described below); conducting research and analysis and generating the reports for the Risk Management Group; and putting into effect recommendations and policies relating to risk management as our board determines. We believe the number of personnel within our Risk Management Department is relatively sufficient as compared to banks operating on the same scale as us.

Risk Management Organisation

Our Risk Management Group is made up of five committees: the Executive Risk Committee; the Bank-wide Risk Committee; the Credit Risk Committee; the Market & Liquidity Risk Committee; and the Operational Risk Committee. These committees are comprised of members of the Risk Management Department and personnel from various related departments within our operations.

The following diagram gives on overview of the structure and composition of our risk management structure:


BOARD OF DIRECTORS
Provides coordination of implementing risk strategies on each business line by Executive Risk Committee
Monitoring & Auditing of Risk Policies and Strategies
Board Member in charge of Internal Audit & Control And Risk Management
BANK MANAGEMENT
Sharing of Strategies & Policies related to Risk Management
EXECUTIVE RISK COMMITTEE
Delegation & monitoring
Reporting
BANK-WIDE RISK COMMITTEE
Delegation & monitoring
Reporting
COMMITTEES
Sharing of Data & Information
MARKET & LIQUIDITY RISK COMMITTEE
CREDIT RISK COMMITTEE
OPERATIONAL RISK COMMITTEE

Executive Risk Committee

Our Executive Risk Committee operates as a sub-committee of our board of directors and is headed by the member of our board of directors who is in charge of internal audit and control and risk management and is further comprised of the chairman of our Credit Committee, the chairman of our Assets and Liabilities Committee, and the chairman of our Bank-wide Risk Committee. The Executive Risk Committee meets at least

monthly, and more frequently as needed. Its primary function is to monitor and evaluate the activities of the Risk Management Department. The Executive Risk Committee reviews the Risk Management Department's reports on our banking risks and takes the lead in developing our overall strategies relating to risk management.

Bank-wide Risk Committee

Our Bank-wide Risk Committee consists of the head of the Risk Management Department and the chairmen of each of the Credit Risk Committee, the Market and Liquidity Risk Committee and the Operational Risk Committee. The Bank-wide Risk Committee meets at least monthly but typically meets more frequently as needed, and reports directly to the Executive Risk Committee. The Bank-wide Risk Committee is concerned with the overall definition, measurement, monitoring and management of each of the risks that emerge during the normal course of our operations. The Bank-wide Risk Committee makes the specific proposals to the Executive Risk Committee with respect to the determination and adjustment of our risk policies and strategies.

Credit Risk Committee

Our Credit Risk Committee has seven members and reports to our Bank-wide Risk Committee. It meets at least monthly but typically meets more frequently as needed. It is primarily concerned with the measurement and monitoring of counter-party risk encountered in our on-balance sheet and off-balance sheet transactions. The Credit Risk Committee analyses our risk against both the legal requirements applicable to us as well as against our own in-house established credit limits. The Credit Risk Committee analyses market trends and our risk concentrations and their impact on our capital adequacy ratios. Based on these analyses, the Credit Risk Committee develops recommendations to prevent unauthorised overdrafts and deviations from lending procedures. The Credit Risk Committee also monitors the balance between risk-return, and the adequacy and value of collateral securing our loans.

Market & Liquidity Risk Committee

Our Market & Liquidity Risk Committee has four members and reports to the Bank-wide Risk Committee. It meets at least monthly but typically meets more frequently as needed. From the market risk perspective, this committee measures and monitors the market risk exposure to the value of our financial instruments and our book that may result from any number of market pressures. From the perspective of liquidity risk, this committee applies our risk strategies and policies as it monitors compliance with our pre-determined liquidity policies. The committee develops forecasts of our likely liquidity requirements in the event of an emergency and, based on these forecasts, develops contingency plans.

Operational Risk Committee

Our Operational Risk Committee has eight members and reports to the Bank-wide Risk Committee. It meets at least monthly but typically meets more frequently as needed. It is involved with identifying non-financial, operational risks arising from banking activities and for monitoring and assessing the degree to which such risks are kept under control. In this connection, the Operational Risk Committee identifies possible transactions, processes and events which can cause operational risks and develops recommendations for efficient internal control and audit principles in order to decrease the negative results of such risks.

Funding and Liquidity Risk

Our funding and liquidity management policy seeks to ensure that, even in adverse conditions, we maintain sufficient funds available to meet our operational needs, including maturing liabilities, and to ensure compliance with BRSA regulations. Liquidity risk refers to the availability of sufficient funds to meet deposit withdrawals and other financial commitments associated with financial instruments and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The risk arises in the general funding of our financing and investment activities and in the management of our positions. To meet our funding needs in the past, we have historically principally relied on customer deposits, which accounted for approximately 80.8% of our total funding in 2005. In the past, when growth in loans and advances to customers has been greater than our growth in customer deposits, we have bridged most of this gap through use of our liquid assets and through capital increases and retaining earnings. For a detailed breakdown of our source of funds, see "Selected Statistical and Other Information—Sources of Funding."

In order to manage liquidity risk, our Market & Liquidity Risk Committee and Risk Management Department perform daily monitoring of our liquidity risk, market conditions, composition of participation funds

with respect to different currencies, maturity structures, costs and future expected cashflow commitments. Liquidity and gap analysis reports are generated on a weekly basis. The Market & Liquidity Risk Committee monitors the limits set by our board of directors on the minimum proportion of maturing funds available to meet deposit withdrawals and on the minimum level of funding that should be in place to cover withdrawals at unexpected levels of demand. The Risk Management Department uses various methods, including predictions of daily cash positions, to monitor and manage our liquidity risk to avoid undue concentration of funding requirements at any point in time or from any particular source.

The following table gives certain information as to our year end liquidity as at the dates indicated.

	As at December 31,		
	2003	2004	2005
		(%)	
Net loans[1]/assets	66.4%	65.9%	77.0%
Net loans[1]/deposits	80.7%	78.0%	95.2%
Net loans[1]/shareholders' equity[2]	813.1%	807.3%	685.9%
Liquid assets[3]/total assets	13.4%	17.9%	11.3%
Liquid assets[3]/deposits	16.2%	21.2%	14.0%

(1) Net loans are defined as loans, leasing receivables and advances to customers, less provisions made in respect thereof.

(2) Excluding minority interest.

(3) Liquid assets comprise cash and cash equivalents.

Maturity Analysis

The following table summarises our estimated maturity analysis for certain assets and liabilities as at December 31, 2005 and contains certain information regarding our liquidity risk.

	As at December 31, 2005				
	Up to 3 Months	3 to 12 Months	Over 1 Year	No Maturity	Total
	(NTL in thousands)				
ASSETS					
Cash and cash equivalents	393,632	—	—	—	**393,632**
Loans, leasing rec. and adv. to customers (Net)	479,557	849,574	704,339	—	**2,033,470**
Trade Receivables (Net)	2,660	—	54	—	**2,714**
Insurance Receivables	13,010	9,402	245	3,277	**25,934**
Inventories (Net)	—	—	—	45,512	**45,512**
Available for sale investments (Net)	—	—	—	95	**95**
Goodwill (Net)	—	—	—	4,366	**4,366**
Premises And Equipment (Net)	—	—	—	67,201	**67,201**
Investment Properties (Net)	—	—	—	1,839	**1,839**
Intangible Assets (Net)	—	—	—	2,331	**2,331**
Other Assets	10,721	244	215	34,969	**46,149**
Deferred Tax Asset (Net)	—	—	—	18,690	**18,690**
	899,580	859,220	704,853	178,280	**2,641,933**
LIABILITIES AND CAPITAL					
Customers' Current and Profit Sharing Accounts	1,961,712	170,042	4,095	—	**2,135,849**
Borrowings	—	2,436	11,871	—	**14,307**
Obligations Under Finance Leases	—	1,595	—	—	**1,595**
Trade Payables	1,745	—	—	—	**1,745**
Provisions	—	—	—	56,890	**56,890**
Other Liabilities	579	2,612	85	126,370	**129,646**
Total Liabilities	1,964,036	176,685	16,051	183,260	**2,340,032**
Equity Share Capital	—	—	—	—	**—**
Nominal Capital	—	—	—	240,000	**240,000**
Inflation Adjustment To Capital	—	—	—	7,870	**7,870**
Total Paid-In Capital	—	—	—	247,870	**247,870**
Retained Earnings/ (Accumulated Losses)	—	—	—	48,585	**48,585**
Equity Attributable To The Equity Holders Of The Parent	—	—	—	296,455	**296,455**
Minority Interest	—	—	—	5,446	**5,446**
Total Equity	—	—	—	301,901	**301,901**
	1,964,036	176,685	16,051	485,161	**2,641,933**

As a participation bank, we are less sensitive to many liquidity risks than are conventional banks. The performance and return on our customers' profit-sharing accounts are directly tied to the performance and return on our loan portfolio, thus limiting negative liquidity effects during periods of market fluctuations. Moreover, because of the monthly amortisation of our commercial loan repayments, we have greater month-to-month liquidity. This greater access to funds gives us enhanced flexibility in managing our liquidity risk exposure. We continually assess liquidity risk by identifying and monitoring changes in funding required to meet business goals and targets set in terms of the overall strategy. By continuously tracking short and long-term loan paybacks, we have been able to consistently maintain liquidity at or near the 10% level.

Market Risk

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in foreign currency exchange rates, interest rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments, including, in our case, loans, deposits and borrowings. Our primary market risks are interest rate and exchange rate risk.

To measure market risks (such as foreign exchange rate and interest rate risks) we develop and employ different approaches. If a market price does not exist for a particular product at a certain time, the value of this product is compared with similar traded products in the market and valued accordingly. The Risk Management Department adopts globally accepted and widely implemented risk management techniques to measure market risk. In particular, we rely on the BIS Standard Method. We are currently gathering historical and statistical data in order to develop advanced measurement models for our market risk management operations. After the advanced measurement models are developed (which we anticipate to occur by the end of the second quarter), we will be able to implement widely accepted stress test methods to measure and manage market risk.

The Risk Management Department performs the required studies for the adoption of the Basel II criteria set out by the BIS. It is anticipated that Basel II proposals will be implemented by 2007. For this purpose, the development of operational and credit risk management tools are currently in progress. The department also prepares the market risk analysis reports with regard to the standard approach, as required by BRSA regulations. A weekly report of our foreign currency position, a monthly market risk analysis report, and a quarterly report of our consolidated market risk are prepared and presented to BRSA.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of the financial instruments. Interest rate sensitivity is the relationship between market interest rates and net interest income (or in our case income from our mark-ups) resulting from the repricing characteristics of assets and liabilities. The principal objective of our interest rate risk management activities is to enhance profitability by limiting the effect of adverse interest rate movements in the banking sector and increasing mark-up income by managing mark-up rate exposure. We monitor our interest rate sensitivity by analysing the composition of our assets and liabilities and off-balance sheet financial instruments.

Foreign Exchange Rate Risk

As a participation bank, our foreign currency risks are somewhat less than conventional banks, since our foreign currency profit-sharing accounts are generally matched directly to our foreign currency loans. However, amounts from our shareholders' equity and from current accounts with us may from time to time be converted from New Turkish Lira to foreign currencies or from one foreign currency to another as may be required in our operations, thus exposing us to some foreign exchange risk. And, generally, we are subject to foreign exchange rate risk due to adverse movements in currency exchange rates in the currencies in which we maintain assets and liabilities. Changes in foreign exchange rates have an impact on our income and expenses in line with the magnitude of such changes and the current volume of our foreign exchange position. Our Risk Management Department monitors the foreign exchange rates closely and in accordance with BRSA requirements to ensure that our cash and non-cash foreign currency commitments can be covered by our foreign currency denominated assets to the extent possible.

Turkish banking authorities regulate and closely monitor the net open position that banks maintain. At present, Turkish banking regulations give banks discretion to maintain a ratio of net position to equity within the range of +20% and –20%. The BRSA defines the net foreign currency position as the difference between the

New Turkish Lira equivalent of all foreign currency assets and all foreign currency liabilities. Foreign currency assets include all foreign currency current and profit-sharing accounts and the total value of any forward currency purchases. Foreign currency liabilities include all foreign currency liability accounts and the total value of any forward foreign currency sales. This along with our capital base ratio is reported daily to BRSA.

The following table sets out our foreign currency position as at December 31, 2005.

	As at December 31, 2005			
	Euro	U.S. dollar	Other Foreign Currencies	Total
	(NTL in thousands)			
ASSETS				
Cash and cash equivalents	44,382	76,922	1,134	122,438
Due from Financing Activities (Net)	302,564	510,923	—	813,487
Other Assets	52	940	—	992
LIABILITIES				
Customers' Current and Profit Sharing Accounts	290,755	548,691	4,330	843,776
Borrowings	—	14,307	—	14,307
Obligations Under Finance Leases	—	1,595	—	1,595
Other Liabilities	8,995	14,296	909	24,200
Net Balance Sheet Position	47,248	9,896	(4,105)	53,039

Credit Risk

We are exposed to credit risk which is the risk that a counterparty will be unable to pay amounts in full when due. Like most banks, it is the largest single risk we face. The most important step in managing this risk is the initial decision whether or not to extend credit to a customer. We limit the levels of credit risk we undertake by placing limits on the amount of risk accepted in relation to one borrower or counterparty, or groups of borrowers, and to industry and geographical segments. We have developed an internal credit rating system and the testing phase of the system is expected to be completed by the end of the second quarter of 2006. This rating system will allow us to quickly assess statistical credit risk measurement, and also allow for the monitoring of risk with regard to industries, geographic locations and time, as well as assessing the risk of our overall credit portfolio. In addition, we place a strong emphasis on obtaining sufficient collateral from borrowers including, wherever possible, security over other assets. The control and management of our credit risk is based on a number of principles and policies, as well as a range of procedures, systems and processes, including our lending policy and procedures. See "Selected Statistical and Other Information—Lending Policies and Procedures."

In addition to the overall management by the Credit Risk Committee and the Risk Management Department, the day-to-day management of our credit risk is handled by the individual business units, which perform regular appraisals of counterparty credit quantitative information. Our credit portfolio is monitored according to various criteria including industry sector, geographical area and risk categories. In addition, our Credit Risk Committee monitors and assesses the maturities of our loan portfolio, maturity mismatches, large credit exposures, counter-risks, rating results and our internal rating programme.

Operational Risk

In line with the proposed Basel II banking regulatory reforms, we define operational risk as the risk of loss resulting from inadequate or ineffective internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputation risk.

Examples of events that are included under this definition of operational risk are losses from fraud, computer systems failures, settlement errors, model errors or natural disasters. An effective monitoring process is essential for adequately managing operational risk. Regular monitoring activities can offer the advantage of quickly detecting and correcting deficiencies in the policies, processes and procedures for managing operational risk. Promptly detecting and addressing these deficiencies can substantially reduce the potential frequency and/or severity of a loss event.

The Basel Committee wants to enhance operational risk assessment efforts by encouraging the banking industry to develop appropriate methodologies and collect data related to managing operational risk. The Basel Committee defines three sets of methodologies for managing operational risk: the basic indicator approach; the

standard approach; and the advanced required approach. We are currently collecting and categorising the necessary three-years of historical data required to implement the basic indicator approach. Thereafter, we will be in a position to develop the standard and advanced approaches defined by the Basel Committee and to implement historical and stress test analyses.

To guard against IT failure, we have established multiple, off-site data back-up systems in İstanbul. We will have a disaster recovery centre supported by IBM in Izmir, Turkey by the end of 2006. In January of 2006, we completed new emergency and contingency plans for our branch offices. New plans for our head office are under development and are expected to be completed by May of 2006. These plans are continually reviewed and revised by our Internal Control Department.

Internal Control Department

Our Internal Control Department, comprised of 15 members, performs an important function related to our risk management activities. Among other duties, it is responsible for investigating and analysing those of our customers who represent a credit exposure over NTL 30,000. Any discrepancies that arise from its investigations and monitoring of these customers are reported, together with detailed credit reports with respect to any deficiencies, to the related branch or department and our Internal Audit Department.

Internal Audit Department

Our Internal Audit Department is responsible for the auditing of our operations in accordance with the rules and regulations set forth by the BRSA. This department reports directly to our board of directors. Our Internal Audit Department consists of 16 personnel, one of whom is an acting director. There are 6 auditors, 5 senior auditors, and 4 assistant auditors. Audits are conducted on-site at all of our branch locations throughout Turkey. On average, each branch is subject to an audit at least once a year. Auditors inspect the branches' corporate and retail loans, accounting methods, international operations, banking services, payments systems, alternative distribution channels, and evaluate its personnel. Our departments at the head office are also subject to a yearly audit by the Internal Audit Department. In this regard, close attention is given to how each department coordinates its activities with the branches as well its operational procedures. In addition to these planned audits, spontaneous audits may arise when deemed necessary by the Internal Audit Department. Audit reports are prepared and presented to our board of directors for review. These reports may contain any discrepancies in figures that have been identified or any insufficiency in the figures that were obtained, as well as any risk factors that must be further analysed.

Subsidiaries Risk

Under BRSA regulations, we are responsible for identifying, measuring, monitoring, managing, and reporting the risk exposure of our subsidiaries in which we have a controlling interest. Our Risk Management Department undertakes these duties. We also directly monitor and manage such risks through the members of the boards of directors of these subsidiaries who are appointed by us. Internal auditing procedures and emergency and contingency plans are also in place for these subsidiaries.

SELECTED STATISTICAL AND OTHER INFORMATION

The following tables present certain of our selected statistical information as at the periods indicated. Except where noted that they are derived from our company data in line with BRSA reporting standards, the selected statistical information has been derived from our IFRS Financial Statements. Accordingly, the information below should be read in conjunction with our IFRS Financial Statements, including the notes thereto and included elsewhere in this Offering Circular and the information included in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Average Balances

The following tables set out our average balances of assets and liabilities for the years ended December 31, 2003, 2004 and 2005. For purposes of the following tables, except as otherwise indicated, the average is calculated on the basis of the opening balance and closing balance for each respective year. If these balances had been calculated on a "weighted average" or "daily" basis, differences may have resulted, which could be material. Average rates have been calculated using these average balances and dividing them into the corresponding item of mark-up income or profit-sharing expense.

	Years ended December 31,								
	2003			2004			2005		
	Average Balance	Mark-up	Average Rate	Average Balance	Mark-up	Average Rate	Average Balance	Mark-up	Average Rate
	(NTL in thousands, except percentages)								
ASSETS									
Assets Earning Mark-up									
Deposits in banks(1)									
New Turkish Lira	—	—	—	27,106	3,150	11.62%	150,982	17,112	11.33%
Foreign currency	70,121	953	1.36%	164,050	6,797	4.14%	173,908	2,670	1.54%
Investments(2)	—	—	—	—	—	—	—	—	—
Loans and advances to customers									
New Turkish Lira	268,364	80,308	29.93%	528,744	179,233	33.90%	952,018	264,012	27.73%
Foreign currency	557,698	24,646	4.42%	576,040	26,392	4.58%	705,042	27,691	3.93%
Total Assets Earning Mark-up	**896,183**	**106,039**		**1,282,387**	**215,571**		**1,981,950**	**311,485**	
Assets Not Earning Mark-up									
Cash and cash equivalents	183,116	N/A	N/A	155,052	N/A	N/A	89,301	N/A	N/A
Deposits in Central Bank other than reserve deposits	14,632	N/A	N/A	26,974	N/A	N/A	14,912	N/A	N/A
Tangibles	79,815	N/A	N/A	91,270	N/A	N/A	67,909	N/A	N/A
Equity participations	2,245	N/A	N/A	5,061	N/A	N/A	2,816	N/A	N/A
Other assets	65,144	N/A	N/A	96,156	N/A	N/A	135,212	N/A	N/A
Total Assets Not Earning Mark-up	**344,952**	N/A	N/A	**388,067**	N/A	N/A	**310,150**	N/A	N/A
Total Assets	**1,241,135**	N/A	N/A	**1,670,453**	N/A	N/A	**2,292,100**	N/A	N/A

(1) Comprises compulsory reserve deposits at the Central Bank that earn interest and balances with banks, return earned on short-term Commodity Murabaha transactions conducted with foreign correspondent banks and interest received from our deposits at foreign banks.

(2) As a participation bank, Bank Asya does not invest in bonds or treasury bills.

	Years ended December 31,								
	2003			2004			2005		
	Average Balance	Gain or Loss	Average Rate	Average Balance	Gain or Loss	Average Rate	Average Balance	Gain or Loss	Average Rate
	(NTL in thousands, except percentages)								
LIABILITIES									
Expense-Bearing Liabilities									
Deposits from customers									
New Turkish Lira	196,691	36,533	18.57%	479,681	131,704	27.46%	820,856	139,958	17.05%
Foreign currency	572,377	20,386	3.56%	598,199	19,601	3.28%	608,991	29,642	4.87%
Borrowings									
Borrowings New Turkish Lira[1]	—	—	0.0%	11,877	—	0.0%	11,877	0	0.0%
Foreign currency[2]	—	—	0.0%	—	—	0.0%	7,154	258	3.61%
Total Expense-Bearing Liabilities	**769,068**	**56,919**		**1,089,757**	**151,305**		**1,448,778**	**169,858**	
Non-Expense-Bearing Liabilities									
Deposits—demand	246,880	—	—	318,153	—	—	458,693	—	—
Equity	106,212	—	—	137,388	—	—	231,207	—	—
Other liabilities	118,975	—	—	125,155	—	—	153,322	—	—
Total Non-Expense-Bearing Liabilities	**472,067**	—	—	**580,696**	—	—	**843,222**	—	—
Total Liabilities	**1,241,135**	—	—	**1,670,453**	—	—	**2,292,100**	—	—

(1) Comprises social security premiums from customers collected for the purpose of transferring to the relevant correspondent bank.

(2) The balance consists of the amounts borrowed on behalf of the Bank's finance lease customers.

Analysis of Changes in Net Mark-up Income and Expense by Volume and Rate

The following table presents certain information regarding changes in our mark-up income and expense during the periods indicated. For each category of mark-up-earning assets and expense-bearing liabilities, information is provided on changes attributable to: changes in volume (changes in average outstanding balances multiplied by the prior period's average mark-up rate); and changes in mark-up rate (changes in average mark-up rate multiplied by the average outstanding balances at end of the period).

	Years Ended December 31,					
	2004/2003			2005/2004		
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in		
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(NTL in thousands)					
Mark-up income						
Deposits in banks[1]						
New Turkish Lira	—	3,150	3,150	14,396	(434)	13,962
Foreign Currency	1,277	4,567	5,844	408	(4,535)	(4,127)
Total	1,277	7,717	8,994	14,804	(4,969)	9,835
Loans and advances to customers						
New Turkish Lira	77,919	21,006	98,925	143,481	(58,701)	84,779
Foreign Currency	811	935	1,746	5,910	(4,611)	1,299
Total mark-up income	78,729	26,941	100,670	149,391	(63,312)	86,079
TOTAL	**80,006**	**29,658**	**109,664**	**164,195**	**(68,281)**	**95,914**
Mark-up Expense						
Deposits from customers						
New Turkish Lira	52,562	42,609	95,171	93,675	(85,421)	8,254
Foreign Currency	920	(1,705)	(785)	354	9,687	10,041
Total	53,482	40,904	94,386	94,029	(75,734)	18,295
Borrowings						
New Turkish Lira	—	—	—	—	—	—
Foreign Currency	—	—	—	—	258	258
Total	—	—	—	—	258	258
TOTAL	**53,482**	**40,904**	**94,386**	**94,029**	**(75,476)**	**18,553**

Average Mark-up-Earning Assets, Yields, Margins and Spreads

The following table shows our average mark-up-earning assets, mark-up income, net mark-up income, average yields, average margins and average spreads for the periods indicated.

	Year ended December 31,		
	2003	2004	2005
	(NTL in thousands, except percentages)		
Average mark-up-earning assets(1)			
NTL	268,364	555,850	1,103,000
Foreign currency	627,819	740,090	878,950
Total	896,183	1,295,940	1,981,950
Mark-up Income			
NTL	80,308	182,383	281,124
Foreign currency	25,599	33,188	30,361
Total	105,907	215,571	311,485
Net Mark-up Income			
NTL	43,775	50,679	141,166
Foreign currency	5,213	13,588	461
Total	48,988	64,267	141,627
Average Yield(2)			
NTL	29.93%	32.81%	25.49%
Foreign currency	4.08%	4.48%	3.45%
Total	11.82%	16.63%	15.72%
Average Margin(3)			
NTL	16.31%	9.12%	12.80%
Foreign currency	0.83%	1.84%	0.05%
Total	5.47%	4.96%	7.15%
Average Spread(4)			
NTL	11.35%	6.02%	8.68%
Foreign currency	0.52%	1.21%	(1.40)%
Total	4.42%	2.75%	3.99%

(1) Averages are based on opening and closing balances.
(2) Yield represents mark-up income as a percentage of average mark-up-earning assets.
(3) Margin represents net mark-up income as a percentage of average asset earning mark-up.
(4) Spread represents the difference between the average rate of mark-up earned on mark-up-earning assets and the average rate of mark-up accrued on mark-up-bearing liabilities.

Return on Assets and Equity

The following table sets out certain of our selected financial ratios and other data for the periods indicated.

	Year ended December 31,		
	2003	2004	2005
	(NTL in thousands, except percentages)		
Net income(1)	17,556	35,253	84,804
Average total assets(2)	1,241,135	1,670,453	2,292,101
Average shareholders' equity(3)	106,201	136,442	227,549
Net income as a percentage of:			
Average total assets	1.41%	2.11%	3.70%
Average shareholders' equity	16.53%	25.84%	37.27%
Average shareholders' equity as a percentage of average total assets	8.56%	8.17%	9.93%

(1) Attributable to parent company.
(2) Average total assets are based on opening and closing balances.
(3) The average shareholders' equity figures exclude the minority shares.

Our Maturity Analysis of Assets and Liabilities

While the average maturity of deposits is 67 days, the average loan maturity for NTL loans is six months and for foreign currency loans is nine months.

The following table sets out the maturities of our assets and liabilities as at December 31, 2005 and December 31, 2004.

	As at December 31, 2005				
	Current	1 to 3 Months	3 to 12 Months	Greater than 1 year	Total
	(NTL in thousands)				
ASSETS					
Liquid Assets	31,751	—	—	—	**31,751**
Bank (including Central Bank)	127,020	234,861	—	—	**361,881**
Loans	—	479,557	849,574	704,339	**2,033,470**
LIABILITIES					
Deposits	565,462	1,396,250	170,042	4,095	**2,135,849**
Borrowings	—	—	2,436	11,871	**14,307**

	As at December 31, 2004				
	Current	1 to 3 Months	3 to 12 Months	Greater than 1 year	Total
	(NTL in thousands)				
ASSETS					
Liquid Assets	28,652	—	—	—	**28,652**
Bank (including Central Bank)	155,052	275,163	5,706	—	**435,921**
Loans	—	505,482	480,077	295,091	**1,280,650**
LIABILITIES					
Deposits	351,923	1,023,415	265,893	—	**1,641,231**
Borrowings	—	23,755	—	—	**23,755**

Our Balance Sheet Currency Profile

The following table sets out our balance sheet currency profile as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Total foreign currency assets	774,299	942,606	936,917
Total foreign currency liabilities	(770,013)	(914,544)	(883,878)
Net foreign currency position	4,286	28,062	53,039

Our Loan Portfolio

Our loan portfolio (including net overdue loans) has increased substantially in recent years, growing by 59% to NTL 2,033,470 thousand as at December 31, 2005, on top of a 38% increase from December 31, 2003 to NTL 1,280,650 thousand as at December 31, 2004, compared to NTL 928,915 thousand as at December 31, 2003, respectively, as a result of a substantial increase in our lending activity. There are several important characteristics of our loan portfolio, including diversification based on sector, type of borrower, maturity, currency, geography and on size.

Loans and Advances to Customers

Loans and advances to customers represent the largest component of our assets. As at December 31, 2005, our total loans and advances to customers, less allowance for possible losses, amounted to NTL 2,033,470 thousand which represented 77.0% of our total assets, compared to NTL 1,280,650 thousand as at December 31, 2004 or 65.9% of total assets, and NTL 928,915 thousand or 66.4% of our total assets as at December 31, 2003.

Our loan portfolio increased by 58.8%, and 37.9% as at December 31, 2005 and 2004, respectively. The growth was attributable to an overall increase in the growth rate of our lending activity especially in SME and commercial loan portfolios. As at December 31, 2005, 2004 and 2003 all of our loans had been advanced through our branches.

Our net Finance Lease receivables accounted for 14.6% of our total loan portfolio as at December 31, 2005 with a total amount of NTL 296,145 thousand, as compared to 11.6% and NTL 149,218 thousand as at December 31, 2004.

Average monthly mark-up rates on the New Turkish Lira commercial loan portfolio decreased to 22.0% for the year 2005 from 28.2% in 2004 and 43.8% in 2003, whereas the foreign currency commercial loan portfolio decreased to 8.6% for 2005 from 8.9% for 2004 and 9.6% in 2003 in line with the accompanying decline in market interest rates. Average monthly mark-up rates on the New Turkish Lira retail loan portfolio decreased 20.4% for the year 2005 from 27.6% in 2004 and 43.4% in 2003, whereas the foreign currency retail loan portfolio decreased to 9.5% for 2005 from 10.1% for 2004 and 10.3% in 2003 in line with the accompanying decline in market interest rates.

We provide financing for various purposes, although the majority of loans are commercial loans with an average maturity of up to seven months.

Distribution of Loans and Advances by Sector

The following table sets out our performing loans and advances (excluding leasing receivables) by sector as at the dates indicated.

	As at December 31,					
	2003	**% of total**	**2004**	**% of total**	**2005**	**% of total**
	(NTL in thousands, expect percentages)					
Textile	133,983	18%	248,443	22%	278,261	16%
Food & Soft Drinks	66,199	4%	104,719	11%	191,489	11%
Construction	30,915	9%	116,466	9%	177,406	11%
Paper	1,066	0%	4,326	0%	77,889	5%
Retail Loans	108,232	15%	182,989	17%	240,901	14%
Other	392,130	54%	454,024	41%	738,805	43%
Total	**732,525**	**100%**	**1,110,967**	**100%**	**1,704,751**	**100%**

As part of our ongoing strategy, we intend to increase the lending to commercial customers. Commercial lending increased by 63.3% to NTL 1,792,569 thousand as at December 31, 2005 from NTL 1,097,661 thousand as at December 31, 2004, which represented a 33.7% increase from NTL 820,683 thousand as at December 31, 2003. Retail and consumer lending increased by 32% to NTL 240,901 thousand as at December 31, 2005 from NTL 182,989 thousand as at December 31, 2004, which represented a 69% increase from NTL 108,233 thousand as at December 31, 2003.

The following table sets out our retail and corporate loans by category as at the dates indicated.

	As at December 31			CAGR
	2003	**2004**	**2005**	**2003-2005**
	(NTL in thousands)			
Retail Loans				
Housing	46,380	84,884	108,302	53%
Credit cards	48,003	70,747	90,341	37%
Auto	11,450	25,136	39,923	87%
Other	2,399	2,222	2,335	(1)%
Total retail loans	108,232	182,989	240,901	49%
Commercial Loans				
Short term (less than 1 year)	641,590	854,244	1,261,642	40%
Long term (more than 1 year)	135,173	222,951	498,353	92%
Net Overdue Loans	43,920	20,466	32,574	-14%
Total commercial loans	820,683	1,097,661	1,792,569	48%
Total loans	**928,915**	**1,280,650**	**2,033,470**	**48%**

Composition by Maturity

The following table sets out certain information relating to the maturity profile of our loan portfolio based on the remaining term to maturity as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Less than 1 month	103,069	90,311	225,626
Between 1 and 3 months	287,237	415,171	253,931
Between 3 months and 1 year	283,076	480,077	849,574
Greater than 1 year	255,533	295,091	704,339
Total loans	**928,915**	**1,280,650**	**2,033,470**

In line with our lending strategy, typically we do not lend on terms with a maturity in excess of one-year for commercial loans, five-years for retail loans, and four years for leasing.

Composition of Loan Portfolio by Currency

As at December 31, 2005, foreign currency denominated loans comprised NTL 813,487 thousand of our loan portfolio, compared to NTL 596,596 thousand as at December 31, 2004 and NTL 555,481 thousand as at December 31, 2003.

The following table sets out an analysis of the exposure of our cash loan portfolio as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
NTL	373,434	684,054	1,219,983
U.S.$	406,056	374,515	510,923
Euro	149,425	222,081	302,564
Total	**928,915**	**1,280,650**	**2,033,470**

Lower inflation and reduced fluctuation in interest rates in the banking sector, together with a gradual decline in interest rates in the banking sector have led to greater confidence in the banking system and an increase in New Turkish Lira loans. Most retail loans are in New Turkish Lira. However, longer term loans are likely to remain denominated in foreign currencies as uncertainty still surrounds the inflation rate in the future.

Distribution of Loans by Size

The following table sets out certain information on our loan portfolio by size of loans as at the dates indicated.

	As at December 31,					
	2003		2004		2005	
	Amount	% of total	Amount	% of total	Amount	% of total
	(NTL in thousands, except percentages)					
Less than NTL 1 million	606,772	65%	628,183	49%	1,011,519	50%
Greater than NTL 1 million but less than NTL 3 million	120,703	13%	331,599	26%	429,069	21%
Greater than NTL 3 million but less than NTL 5 million	75,221	8%	118,505	9%	125,756	6%
Greater than NTL 5 million but less than NTL 15 million	126,219	14%	184,802	14%	266,952	13%
Greater than NTL 15 million	—	0%	17,561	2%	200,174	10%
Total	**928,915**	**100%**	**1,280,650**	**100%**	**2,033,470**	**100%**

In line with our lending strategy and the Banking Law and its regulations, we have no loans outstanding which are greater than NTL 30,360 thousand as of December 31, 2005. With the improvement in the credit quality of our loan portfolio, we anticipate that the average size of our loan portfolio will increase with customer demand.

As at December 31, 2005, gross cash loans to our 10 largest customers represented approximately 7.94% of our gross loan portfolio, compared to 6.39% as at December 31, 2004. As at December 31, 2005, our exposure to our single largest customer was NTL 30,360 thousand, constituting 1.44% of our total gross cash loans compared to NTL 17,249 thousand, constituting 1.30% of our total gross cash loans as at December 31, 2004.

Lending Policies and Procedures

General

Our credit approval process is based on the Banking Law and internal procedures established by our board of directors. The Banking Law limits the exposure to any single borrower or group of borrowers to 25% of a bank's total shareholders' equity. We have implemented a well-defined lending policy framework with a focus on sustained growth and optimum usage of resources without compromising on asset quality. The main objectives of our lending policy are:

- Ensuring our loans remain performing loans;
- Ensuring sound credit risk management by adopting efficient credit allocation procedures and a successful monitoring system;
- Ensuring profitable deployment of resources along with asset-to-liability matching; and
- Ensuring due compliance of various regulatory requirements.

Within the limits permissible by the Banking Law and in line with our policy, we have implemented a well-defined process of delegation of lending powers duly approved by our board of directors.

We maintain a strong credit culture that places the responsibility for any proposed extension of credit primarily on the branch manager and head office business unit exercising delegated authority or recommending credit to the next level of decision making. Credit exposure to individual counterparties or groups of counterparties is controlled through a tiered hierarchy of delegated approval authorities.

For our commercial customers, the credit approval process begins with a pre-screening whereby prospective customers are identified by and relationships established with our marketers. If the prospective customer is deemed to be compatible with us, a credit file is established containing financial and background information. The next stage involves the forming of the credit report and the analysis of the prospective borrower's financial statements and market information (such as business type, capital structure, managerial staff and market share). If a favourable opinion is formed, the credit proposal is forwarded to the applicable branch. These credit proposals are divided between "branch lending limits" and "authorised lending limits." For branch limit credits, favourable proposals are forwarded with the recommendation of the branch manager to our head office for approval by the corporate or SME marketing departments. For authorised limit credits, the favourable proposal is forwarded to the head office Financial Analysis and Information Department for analysis and approval, first, by the corporate or SME marketing departments, and then, if approved by corporate or SME marketing departments, by the credit allocation department. Depending on the amount involved with a credit proposal, groups of senior and executive vice presidents, our chief executive officer and/or our entire board of directors must authorise such allocations of credit. Upon such approval and authorisation from our head office of a branch limit or authorised limit credit proposal, the final credit demand is forwarded to the head office credit operation department or to the foreign transactions department for funding, depending on the loan's characteristics. The credit operations department has the final power to reject a credit proposal.

Our retail loan customers are typically middle and high income, salaried or self-employed individuals. For retail credit customers, all applications must be submitted to our branches on our standard forms along with supporting documentation. The application and supporting material is sent electronically to our head office where a detailed credit review and background check is performed. If approved, the branch is notified and funds are disbursed. Depending on the amount involved, various numbers of our senior vice presidents, heads of departments and/or our chief executive officer may be required for final authorisation. If the loan is collateralised, we may require an outside firm to make an independent assessment of the collateral being offered, including valuation, legality and enforceability.

All credit limits and conditions are established by our board of directors. Our chief executive officer is authorised to grant approval for extensions of credit up to NTL 1.5 million, however this power is delegated to a credit subcommittee. Extensions of credit above NTL 1.5 million up to NTL 5.0 million must be approved by our Credit Committee which consists of our chief executive officer and two board members. All extensions of credit

in excess of NTL 5.0 million must be approved by the full board of directors. The terms of mark-up rates on our loans are determined by management in our head office with the oversight and advice of our board of directors.

Collateralisation of Loan Portfolio

We seek to reduce substantially our credit risk by requiring collateral from borrowers. Collateral on loans includes real estate and other property, cheques, bills of exchange, cash collateral, assignment of receivables, personal guarantees and similar items. As of year-end 2005 all of our loan portfolio is backed by collateral.

Loan Classification and Provisioning Policy

General

Our management, under the oversight of our board of directors, is responsible for establishing allowances and provisions in relation to our loan portfolio. In order to establish adequate allowances and provisions, we classify loans by their perceived risk criteria in accordance with our policy and the requirements of IFRS taking into account classification and provisioning guidelines under the Banking Law.

Classification and Provisioning Guidelines

We classify our loan portfolio in accordance with current Turkish banking regulations. See "The Turkish Banking Sector and Regulation." In accordance with the applicable regulations, we make a general allowance for possible loan losses. This specific allowance must be increased proportionally every six months so that the allowance reaches a ceiling level of between 25% and 100% of the particular nonperforming loan, depending on the type of collateral securing such loan. A loan is categorized as nonperforming when mark-up, fees or principal remain unpaid 90 days after the due date. Although the legal requirement may be less, we generally aim to provide full provisioning within a year in respect of non-performing loans. Our specific allowance for possible loan losses was NTL 78,074 thousand as at December 31, 2005, NTL 47,119 thousand as at December 31, 2004 and NTL 40,156 thousand in 2003.

Currently, the BRSA requires a Turkish bank to provide a general reserve calculated as 0.5% of our cash loan portfolio plus 0.1% of the non-cash loan portfolio excluding loans in arrears.

The following table sets out an analysis of our consolidated provisions for losses on cash loans for the periods indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Balance at beginning of period	26,991	40,156	47,030[1]
Charge for the year	23,362	38,740	40,154
Provision released	(6,906)	(26,895)	(6,715)
Effect of indexation	(3,291)	(4,882)	(2,395)
Balance at the end of period	40,156	47,119	78,074

(1) The beginning balance of year 2005 does not include NTL 89 thousand provision from finance lease receivables.

The following table sets out certain information relating to our consolidated provisions for losses on cash and non-cash credit exposure as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Cash	40,156	47,119	78,074
Non-cash commitments and contingencies	—	1,802	4,378
Total	40,156	48,921	82,452

The following table sets out certain information relating to our unconsolidated non-performing loans and related provisions based on BRSA figures as at the dates indicated.

	As at December 31,								
	2003(1)			2004(1)			2005		
	NPLs	Total Provision	% Reserved	NPLs	Total Provision	% Reserved	NPLs	Total Provision	% Reserved
	(NTL in thousands, except percentages and ratios)								
Risk Category									
Provisioning rates:									
Doubtful	2,872	173	6.02%	5,017	424	8.45%	18,664	945	5.06%
Substantial	3,316	478	14.41%	5,342	2,414	45.19%	13,461	1,156	8.59%
Loss	55,428	18,416	33.23%	58,056	44,765	77.11%	78,523	75,973	96.75%
Total loans									
Classified	61,616	19,067	30.94%	68,415	47,604	69.58%	110,648	78,074	70.56%

(1) Non-inflation adjusted.

IFRS Provisioning

For the purposes of IFRS, we made specific allowances for possible loan losses on a case-by-case basis and actual allowances established take into account the value of any collateral or third party guarantees. Allowances for possible loan losses are defined as the difference between the carrying amounts and the present value of expected future cash flows, including amounts recoverable from guarantees and collateral, discounted at the original effective mark-up rate of the loan. The allowances are based on our own loss experience and our management's judgment as to the level of losses that will most likely be recognised from assets in each credit risk category by reference to the debt service capability and repayment history of the borrower. The allowances for possible loan losses in the IFRS Financial Statements are also determined on the basis of existing economic and political conditions. We are not in a position to predict what changes in conditions will take place in Turkey and what effect such changes might have on the adequacy of our allowances for possible loan losses in future periods. Provisions maintained by us under the regulations promulgated under the Banking Law are broadly consistent with IFRS.

Portfolio Supervision and Non-Performing Loans

The objective of our non-performing loan management is to bring about an improvement in our credit performance and to sustain our non-performing loan percentage below the industry level. Through the implementation of an effective non-performing loan recovery strategy, we have been largely successful in achieving this objective, as evidenced by relatively low levels of non-performing loans compared to the Turkish banking industry in general. We continue to take various steps to control the level of non-performing loans and ensure recovery of existing bad loans. We have a recovery policy which includes a mechanism for settling non-performing loans by compromise, and have established a credit monitoring department at our head office.

Our Credit Monitoring Department provides monthly reports to the board of directors detailing all aspects of our credit activity, including the number of non-performing loans, the status of existing non-performing loans and collections. Our senior management pays strict attention to the timeliness of debt repayments and the classified loans and contingent liabilities. Immediate action is taken by the appropriate departments having responsibility for supervising and monitoring loan repayments if any principal or accrued mark-up repayment problems arise. Our determination of whether a repayment problem has arisen is based on a number of objective and subjective criteria, including changes to the borrower's turnover in accounts held by us, changes to the borrower's economic and financial activity, applications to change credit terms, failure of the borrower to fulfill the terms and conditions of our loan agreement and refusal of a borrower to co-operate in supplying current information. Any overall deterioration in the quality of our loan portfolio or increased exposure relating to off-balance sheet contingent liabilities is brought to the attention of the board of directors.

Non-performing loans comprise loans where the payment of mark-ups, fees or principal is unpaid 90 days after the due date. The statutory required principal amount of non-performing loans is added to provisions with our aim of adding 100% of the principal amount to provisions within a year. We do not write-off non-performing loans, regardless of the amount of time they have been outstanding. When a loan is placed on non-performing

status, mark-up income ceases to accrue after legal follow-up. A non-performing loan is restored to accrual status when all arrears have been paid and it is considered likely that the customer will continue timely performance. A non-performing loan may also be restored to accrual status if it is determined that the repayment of principal and mark-up is reasonably assured on collection such as in the case when all amounts due under a loan are fully collateralised by cash or marketable securities and actions have commenced to foreclose on the collateral. However, more typically we seek to collect on non-performing loans and close our commitments.

The following table sets out certain information on our consolidated gross loan portfolio by credit quality classification.

	As at December 31,					
	2003		2004		2005	
	(NTL in thousands)	(% of gross loans)	(NTL in thousands)	(% of gross loans)	(NTL in thousands)	(% of gross loans)
Performing loans	884,997	44%	1,260,184	35%	2,000,896	31%
Non-performing loans (gross)	84,076	4%	67,496	2%	110,648	2%
Cash loans (gross)	969,073	—	1,327,680	—	2,111,544	—
Contingencies and commitments	1,033,850	52%	2,261,830	63%	4,397,796	67%
Cash loans and commitments and contingencies, gross	1,972,923	100%	3,589,510	100%	6,509,340	100%

If a loan payment is considered doubtful, or if a loan is otherwise classified as a non-performing loan, its mark-up is placed on a non-accrual status. As at December 31, 2005, the ratio of non-performing loans to total cash loans was 5.2%, as compared to 5.2% as at December 31, 2004 and 8.7% as at December 31, 2003. Although the legal requirement may be less, we generally aim to achieve provisioning levels within a year of approximately 100% for a loan classified as non-performing. For more information on the industry requirements for classification of non-performing loans, see "The Turkish Banking Sector and Regulation-Loan Loss Reserves."

Our loan portfolio is classified in accordance with Turkish banking regulations which require loans to be recognised as non-performing loans when they become 90 days over due, with respect to interest, fees or principal. Loans are returned to accrual status when all arrears have been paid and it is considered that the borrower will continue timely performance and payment. The BRSA requires that Turkish banks provide a general reserve of 0.5% against loan portfolios and 0.1% against non-cash contingencies, excluding loans in arrears.

The following tables set out our unconsolidated non-performing loans by sector as at the date indicated.

	As at December 31, 2005				
Sector	Cash	% in NPLs	% of total cash loans	Commitments and contingencies	% of NPLs
	(NTL in thousands, except percentages)				
Manufacturing industry	48,149	43.5%	2.3%	2,225	10.4%
Machine and equipment	13,032	11.8%	0.6%	60	0.3%
Textile and readywear	17,835	16.1%	0.8%	1,369	6.4%
Metal and mining	2,590	2.3%	0.1%	472	2.2%
Food, drinks	7,471	6.8%	0.4%	324	1.5%
Other	7,221	6.5%	0.4%	0	0.0%
Construction	15.620	14.1%	0.7%	15,489	72.1%
Transportation, warehousing, communication	3,403	3.1%	0.2%	103	0.4%
Wholesale and retail trade	400	0.4%	0.0%	0	0.0%
Other	32,720	29,6%	1.5%	3,664	17.1%
Retail loans	10,356	9.3%	0.5%	0	0.0%
Total	**110,648**	**100.0%**	**5.2%**	**21,481**	**100.0%**

Sector	Cash	% in NPLs	% of total cash loans	Commitments and contingencies	% of NPLs
	As at December 31, 2004				
	(NTL in thousands, except percentages)				
Manufacturing industry	31,930	47.3%	2.4%	2,329	52.7%
Machine and equipment	12,420	18.4%	0.9%	76	1.7%
Textile and readywear	8,312	12.3%	0.6%	94	2.1%
Metal and mining	1,793	2.7%	0.1%	1,719	38.9%
Food, drinks	5,580	8.3%	0.4%	268	6.1%
Other	3,824	5.7%	0.3%	171	3.9%
Construction	7,506	11.1%	0.6%	1,722	39.0%
Transportation, warehousing, communication	4,111	6.1%	0.3%	96	2.2%
Wholesale and retail trade	259	0.4%	0.0%	—	0.0%
Other	7,994	11.8%	0.6%	246	5.6%
Retail loans	15,697	23.3%	1.2%	24	0.5%
Total	**67,496**	**100.0%**	**5.1%**	**4,417**	**100.0%**

Cash and Balances with Other Banks

The following table sets out a breakdown of cash and balances with other banks as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Cash on hand	20,647	28,651	31,751
Balances with Central Bank other than reserve deposits	13,674	67,379	96,494
Due from other banks (with original maturity less than 90 days)	152,566	252,588	171,334
Reserve deposits at Central Bank	94,903	115,955	94,053
Total	**281,790**	**464,573**	**393,632**

The following table sets out a breakdown of balances with banks as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Due from banks-current(1)	78,230	87,673	30,526
Due from banks-time	74,333	164,896	140,443
Income accrual on balances with other banks	3	19	365
Total	**152,566**	**252,588**	**171,334**

(1) Current deposits with other financial institutions decreased to NTL 30,526 thousand as at December 31, 2005 compared with NTL 87,673 thousand as at December 31, 2004. In general, deposits with other financial institutions are made for liquidity management purposes.

Cash and balances with other banks represent a relatively small percentage of our total assets (6.5% as at December 31, 2005, 13.0% as at December 31, 2004 and 10.9% as at December 31, 2003, respectively).

Sources of Funding

As at December 31, 2005, substantially all of the funds for our lending activities came from deposits from customers.

The following table sets out our sources of funding as at the dates indicated.

	As at December 31,					
	2003	%	2004	%	2005	%
	(NTL in thousands, expect percentages)					
Deposits from customers	1,150,835	82.3%	1,641,231	84.5%	2,135,849	80.8%
Borrowings	—	—	23,755	1.2%	14,307	0.5%
Total Equity(1)	114,264	8.2%	160,513	8.3%	301,901	11.4%
Other Liabilities	133,539	9.5%	116,769	6.0%	189,876	7.3%
Total	**1,398,638**	**100.0%**	**1,942,268**	**100.0%**	**2,641,933**	**100.0%**

(1) Including minority interest

The availability of such funds is influenced by factors such as prevailing interest rates, market conditions and levels of competition.

Deposits from Customers

Our deposits consist of amounts placed by customers in their current and profit-sharing accounts. Customer current accounts bear no interest and can be withdrawn upon demand. For profit-sharing accounts, different mark-up rates are paid on the various types of profit-sharing accounts offered by us. Our deposits from customers comprise deposits in all major currencies.

The following table sets out a breakdown of our deposits from customers by composition as at the dates indicated.

	As at December 31,		
	2003	2004	2005
Savings and certificates of deposit[(1)]	**301,530**	**497,256**	**901,662**
Profit-sharing	260,843	441,840	806,918
Current	40,687	55,416	94,744
Public, commercial and other deposits[(2)]	**91,786**	**276,588**	**389,453**
Profit-sharing	44,374	204,629	184,390
Current	47,412	71,959	205,063
Interbank deposits	—	**338**	**2,059**
Profit-sharing	—	—	—
Current	—	338	2,059
Foreign currency deposits	**757,519**	**867,049**	**842,675**
Profit-sharing	561,236	642,839	579,079
Current	196,283	224,210	263,596
TOTAL	**1,150,835**	**1,641,231**	**2,135,849**

(1) Represents NTL deposits taken from retail customers.

(2) Represents NTL deposits taken from government related corporates, SMEs and other entities which are not individuals.

The following table sets out certain information relating to the deposits owed to customers and banks in New Turkish Lira and foreign currency as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL thousands)		
New Turkish Lira deposits	393,316	774,182	1,293,174
Foreign currency deposits	757,519	867,049	842,675
Total	**1,150,835**	**1,641,231**	**2,135,849**

The following table sets out a breakdown of amounts in our current and profit-sharing accounts as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL thousands)		
Current	284,382	351,923	565,462
Profit-sharing	866,453	1,289,308	1,570,387
Total	**1,150,835**	**1,641,231**	**2,135,849**

The following table sets out the maturity of deposits made with us by amount as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL thousands)		
Current	284,382	351,923	565,462
From 1 to 3 months	654,439	1,023,415	1,396,250
From 3 to 12 months	212,014	265,893	170,042
Over 12 months	—	—	4,095
Total	**1,150,835**	**1,641,231**	**2,135,849**

Deposits from Banks and Borrowings

Our deposits from banks placed in current and profit-sharing accounts constitute an insignificant percentage of our total deposits.

The following table sets out a breakdown of funds borrowed by source as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Borrowings from domestic banks and institutions	—	23,755	—
Borrowings from overseas banks and institutions	—	—	14,307
Total	—	**23,755**	**14,307**

Repurchase Obligations

We do not deal or trade in government or other securities. As such, we do not have obligations arising.from agreements for repurchase/resale of government or other securities.

Contingencies and Commitments

We enter into certain financial instruments with off-balance sheet risk in the normal course of business in order to meet the needs of our customers. These instruments, which include letters of guarantee, acceptance credit and import letters of credit and other commitments and liabilities, involve varying degrees of credit risk and are not reflected in our balance sheet. As at December 31, 2005, we had issued letters of guarantee amounting to NTL 3,271,482 thousand, acceptance credit and import letters of credit amounting to NTL 601,638 thousand and other commitments and liabilities of NTL 524,676 thousand, compared to NTL 1,584,698 thousand, NTL 320,276 thousand and NTL 356,858 thousand, respectively, as at December 31, 2004. Our maximum exposure to credit losses for letters of guarantee and acceptance credit and import letters of credit is represented by the contractual amount of these transactions. Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements.

The following table sets out certain details on our commitments and contingencies as at the dates indicated.

	As at December 31,		
	2003	2004	2005
	(NTL in thousands)		
Letters of Guarantee	811,211	1,584,696	3,271,482
Letters of Credit	184,682	289,946	530,818
Acceptances	7,957	30,330	70,820
Commitments	—	351,019	485,440
Other	—	5,839	39,236
Total	**1,003,850**	**2,261,830**	**4,397,796**

We mainly issue letters of guarantee to trade finance, contracting and construction companies to be used as performance bonds, bid bonds and advance payment guarantees.

MANAGEMENT

Board of Directors

Pursuant to our articles of association, our board of directors is responsible for our management. The articles provide for our board of directors to have seven members appointed for a term of three years. Each of our President & Chief Executive Officer and, in his absence, his deputy is also required to be a member of our board of directors. Members of our board of directors are nominated by at least 51% of the Class A shareholders and elected by a majority of the shareholders present at the general assembly of shareholders. Each director's current term expires in 2008.

Members of the Board of Directors

Tahsin Tekoğlu, Chairman

Mr. Tekoğlu graduated from Marmara University Faculty of Economics and Administrative Sciences in 1958. In 1980, he founded the Teksen textile group that owns one of the world's largest integrated wool facilities in Uzbekistan. Mr. Tekoğlu is one of the founding shareholders of Bank Asya. He was elected chairman of the board of directors in July 2004 after serving as board member and associate chairman from 1996 to 2004. He serves as the chairman of the board of the Teksen group of companies and of our subsidiaries Işik Sigorta and Asyafin Turizm, and is a board member of our subsidiary, Asyafin İnşaat.

Mustafa Şevki Kavurmacı, Associate Chairman

Mr. Kavurmacı graduated from İstanbul University, Faculty of Economy in 1965. Mr. Kavurmacı is founder of the Aydinli group of textile companies. Mr. Kavurmacı is one of the founding shareholders of Bank Asya. After serving as a board member between 1996 and 1997, and as an auditor between 1997 and 2004, he was elected associate chairman of the board of Bank Asya in July 2004. Mr. Kavurmacı also serves as a board member of our subsidiaries Asyafin Turizm A.Ş. and Asya Bilişim, and is chairman of the board of Aydınlı Hazır Giyim A.Ş.

Ünal Kabaca, Member

Mr. Kabaca graduated from Ankara University, Faculty of Political Sciences (Economics Department) in 1984 and earned a masters degree from Virginia Radford University in International Economics in 1996. Between 1985 and 1997, Mr. Kabaca worked as sworn bank auditor at the Turkish Treasury. In April 1997, he was elected as a delegate member of the board of directors. He has been serving as board member and President & CEO of Bank Asya since 2000. Mr. Kabaca also serves as board member of our subsidiaries, Işık Sigorta and Asyafin Turizm and as associate chairman of our subsidiary Asyafin İnşaat.

Turgut Aydın, Member

Mr. Aydın founded the Dömeks and Aydın Örme textile companies in 1976 and 1990, respectively. Mr. Aydın is one of the founding shareholders of Bank Asya and has been serving as a board member since 1997. In addition, he also serves as chairman of the board of Dömeks and the İstanbul Memorial Hospital, as vice chairman of the board of Aydın Örme A.Ş., and as a board member of our subsidiary Asyafin Turizm.

A. Selçuk Berksan, Member

Mr. Berksan graduated with a masters degree in mechanical engineering from İstanbul Technical University in 1965. He was among founding shareholders of the Kar group of companies. Mr. Berksan is one of the founding shareholders of Bank Asya and is currently serving as a board member, a position he has served with various intervals since 1996. In addition, he is also chairman of the board of our subsidiaries, Asyafin Inşaat and Asyafin Bilişim and is a deputy board member of our subsidiary Asyafin Turizm. He is also an executive board member of Fatih University and the general coordinator of the Kar Group of companies.

Tacettin Negiş, Member

Mr. Negiş founded the Negiş textile company in 1971. Since July 2004, he has been serving as a member of our board. In addition, he is an associate chairman of the board of our subsidiary, Asyafin Turizm and is chairman of the board of Negiş Giyim İmalat ve İhracat A.Ş. and various other companies. He is also a member of the board of our subsidiary, Vira Deniz.

Cemil Özdemir, Member

Mr. Özdemir graduated from Ankara University, Faculty of Political Sciences (Department of Business Administration) in 1984. From 1985 to 1995, Mr. Özdemir served as sworn bank auditor at the Turkish Treasury. He served as executive vice president of Yurtbank from 1995 until 1999, as executive vice president of Family Finans from 1999 until 2004, and as a deputy board member of Halk Bank from 2004 until August 2005. He has served on our board since August 2005.

Executive Management

Ünal Kabaca, President & CEO

Mr. Kabaca graduated from Ankara University, Faculty of Political Sciences (Economics Department) in 1984 and earned a masters degree from Virginia Radford University in International Economics in 1996. Between 1985 and 1997, Mr. Kabaca worked as sworn bank auditor at the Turkish Treasury. In April 1997, he was elected as a delegate member of the board of directors. He has been serving as board member and President & CEO of Bank Asya since 2000. Mr. Kabaca also serves as board member of our subsidiaries, Işık Sigorta and Asyafin Turizm and as associate chairman of our subsidiary Asyafin İnşaat.

Ünsal Sözbir, Executive Vice President

Mr. Sözbir graduated from İstanbul University's Faculty of Political Sciences, department of Public Administration in 1987. Mr. Sözbir worked as assistant sworn bank auditor at the Turkish Treasury between 1991 and 1996. He joined Bank Asya in 1996 as Executive Vice President. He is also a board member of our subsidiary, Asyafin İnşaat. He is currently in charge of our Corporate Banking, SME Banking, Retail Banking and Financial Institutions Departments.

Yusuf İzzettin İmre, Executive Vice President

Mr. İmre graduated from Uludağ University Faculty of Economics and Administrative Sciences in 1984. He worked as assistant inspector at Egebank until 1990, and as accounting, budgeting and financial control manager until 1994. He later worked as accounting, budgeting and financial control manager of Arab-Türk Bank until 1996. Mr. İmre joined us in October 1996 as accounting, budgeting and financial control manager and he has been serving as executive vice president since June 2004. Currently, he is in charge of our Corporate Credits Operations, International Banking Operations, Accounting, Budgeting & Financial Control, Fund Management & Treasury, Administration, and Construction & Development Departments.

Ayhan Keser, Executive Vice President

Mr. Keser graduated from the Middle East Technical University, Department of Economics in 1991. After working at Ziraat Bank, Mr. Keser worked at the Turkish Treasury as a sworn bank auditor until 1997. Since September 1997, he has been serving as an executive vice president at Bank Asya. He is also the assistant chairman of the board of our subsidiary, Asya Bilişim. He is currently in charge of our Human Resources, Credit Allocations, Financial Analysis & Information, Corporate Credits Control, and Public Relations & Advertising Departments.

Mustafa Büyükateş, Executive Vice President

Mr. Büyükateş graduated from Erzurum University Faculty of Business Administration in 1981. Between 1985 and 1995, Mr. Büyükateş worked as an Inspector at Garanti Bank, and as an assistant manager for project implementation between 1995 and 1996. Mr. Büyükateş joined Bank Asya as Retail Banking Manager in 1996, and was appointed as our Corporate Marketing manager in 2001. He has been acting as an Executive Vice President at Bank Asya since June 2004. Currently, he is in charge of our Payment Systems, Alternative Distribution Channels, Retail Credits Allocations & Control, Banking Services, and System Operations Departments.

Board Committees

We have a number of committees comprising various members of the board of directors and our relevant staff. These committees consider risk and credit matters and include the Executive Risk Committee and

Bank-wide Risk Committee, each of which are described in detail in "Risk Management." In addition, there are several other committees, including our Credit Committee, Audit Committee, Corporate Governance Committee and Assets and Liabilities Committee.

Service Contracts

We do not have any directors' service contracts providing for benefits upon lawful termination of employment.

Corporate Governance

In connection with the offering and in the furtherance of greater corporate transparency, our board of directors passed two separate resolutions during the month of February 2006 relating to our corporate governance. Under the first resolution, passed on February 9th, we formally adopted the Code of Ethics that was established by the Turkish Participation Banks Association. As one of the four participation banks in Turkey, we played a significant role in the development of the Code of Ethics. On February 15th, we formally established our Corporate Governance Compliance Guidelines which outline our corporate governance structure and establish certain committees to oversee compliance with these guidelines.

One of the main principles underlying our Corporate Governance Compliance Guidelines is public disclosure and transparency. Under the corporate governance heading on our website, we provide public access to our latest financial reports, rating reports, anti-money laundering policies and a wide range of other information relating to our operations. Social responsibility is another important principle underlying our Corporate Governance Compliance Guidelines. In this regard, we consider issues such as public social benefit, improvement of the banking sector, and the maintenance of trust within the banking sector, as well as our public image in these areas. We endeavour to abide by environmental, consumer, and public health regulations in all of our activities.

The Corporate Governance Compliance Guidelines call for, and we have established, an Investor Relations Department, a Corporate Governance Committee and an Audit Committee.

- The Investor Relations Department consists of four individuals and operates as a subdivision of our Accounting, Budgeting, and Financial Control Department. The Investor Relations Department is responsible for ensuring that all information regarding developments at Bank Asya that is required to be provided to our shareholders is so provided in a timely manner.
- Our Corporate Governance Committee is responsible for recommending general corporate governance guidelines applicable to us. Our Corporate Governance Committee consists of three members appointed by our board of directors and its chairman is selected from non-executive board members. In connection with its duties, our Corporate Governance Committee shall monitor and review our corporate governance policies and their implementation, thus helping to ensure that our corporate governance policies are in line with international standards.
- Our Audit Committee is appointed by our board of directors to assist it in monitoring: the internal control over our financial reporting and the audits of our financial statements; our independent auditor's qualifications and independence; the performance of our internal audit function and independent auditors; and our compliance with legal and regulatory requirements.

The CMB published in July 2003 a set of Corporate Governance Principles (which were revised in February 2005) primarily dealing with shareholders' rights, disclosure and transparency, interested parties (such as employees, lenders, customers and suppliers) and the board of directors. Implementation of these Corporate Governance Principles is voluntary for public and non-public companies. However, public companies are obligated to (i) disclose the level of implementation of these principles, (ii) explain the reasons for failure to implement these principles, and (iii) outline in their annual report and disclose to the public their plans for dealing with any conflicts that arise in future and the implementation of the principles. In order to support implementation of the new Corporate Governance Principles, the CMB issued a rating communiqué which enables rating agencies to rate companies on the basis of their compliance with the principles.

Compensation

We aim to provide compensation that allows us to attract and retain individuals with the skills necessary to manage successfully and grow our business. Our compensation policy seeks to provide total compensation that is competitive with other banks similar to us in terms of size and complexity of operations.

Remuneration of the board is determined and approved by the general assembly of shareholders. The board decide the remuneration of our President and CEO and our senior executives.

The total remuneration paid to our directors and senior management (including deferred or contingent compensation accrued for the year) during 2005 amounted to approximately NTL 2,225 thousand. Loans in the aggregate amount of NTL 204 thousand have been extended by us to certain of our directors and senior executives. These loans were entered into is the ordinary course of business and on an arm's length basis. No such outstanding loans exceed NTL 59 thousand. There are no pension, retirement or similar benefits for our directors and senior management.

Share Ownership

For details of the beneficial share ownership of the members of our board of directors and senior management, please see "Ownership."

OWNERSHIP

The following table sets forth certain information with respect to the beneficial ownership of our Class A and Class B shares prior to the global offering, following the global offering and following a full exercise of the over-allotment option by those of our shareholders owning, directly or indirectly 5% or more of our Class A and Class B shares, by our directors and senior management and by Selling Shareholders.

	Capital stock owned prior to and after the global offering (assuming no exercise of the over-allotment option)				Capital stock owned after the global offering (assuming full exercise of the over-allotment option)		
	Number		%		Number		%
Name of beneficial owner	**Class A**	**Class B**	**Prior to Global Offering**	**After Global Offering**	**Class A**	**Class B**	
Mr. Ali Akbulut[1]*	360	640	††	††	360	640	††
Ortadoğu Tekstil Tic. San. A.Ş.[2]†	11,324,000	11,541,000	9.53	7.62	11,324,000	8,341,000	6.56
Mr. A. Selçuk Berksan[3]*	212,501	217,499	0.18	0.14	212,501	217,499	0.14
Mr. Hasan Sayın[4]†	4,277,000	4,359,000	3.60	2.88	4,277,000	3,359,000	2.55
Mr. Tacettin Negiş[5]*	1,875,000	1,910,0000	1.58	1.26	1,875,000	1,910,000	1.26
Mr. Abdülkadir Konukoğlu	6,696,000	6,696,000	5.58	4.46	6,696,000	6,696,000	4.46
Birim Birleşik İnşaatçılık Mümessillik San. ve Tic. A.Ş.[6]†	5,927,752	6,042,248	4.99	3.99	5,927,752	5,032,248	3.65
Negiş Giyim İmalat ve İhracat A.Ş.[7]†	5,714,000	5,823,000	4.81	3.85	5,714,000	4,423,000	3.38
Forum İnşaat Dekorasyon Turizm San. ve Tic. A.Ş.[8]†	4,948,980	5,041,020	4.16	3.33	4,948,980	4,231,020	3.06
BJ Tekstil Ticaret ve Sanayi A.Ş.[9]	6,000,000	6,115,000	5.05	4.04	6,000,000	6,115,000	4.03
Teksen Tekstil End. A.Ş.[10]†	1,846,134	1,881,866	1.55	1.24	1,846,134	1,551,866	1.13
Mrs. Zehra Aydın[11]†	1,314,000	1,339,000	1.11	0.88	1,314,000	889,000	0.73
Mr. Turgut Aydın[12]*	6,000	6,000	0.01	††	6,000	6,000	††
Mr. Mustafa Şevki Kavurmacı[13]*†	900,000	915,000	0.76	0.61	900,000	695,000	0.53
Mr. Salih Sarıgül†	1,275,200	1,299,800	1.07	0.86	1,275,200	899,800	0.73
Mrs. Gülsüm Betül Karagöz†	1,078,620	1,098,380	0.91	0.73	1,078,620	918,380	0.67
Mr. Ünal Kabaca*	162,312	162,688	0.14	0.11	162,312	162,688	0.11
Mr. Ayhan Keser*	5,000	5,000	††	††	5,000	5,000	††
Mr. Tahsin Tekoğlu[14]*	6	994	††	††	6	994	††
Mr. Cemil Özdemir*	12	988	††	††	12	988	††

(1) Mr. Akbulut owns shares in Ortadoğu Tekstil Tic. San. A.Ş. ("Ortadoğu Tekstil") and BJ Tekstil Ticaret ve Sanayi A.Ş. ("BJ Tekstil") and may therefore also be deemed to beneficially own some or all of the Class A and Class B shares of Bank Asya owned by these companies. The ownership of shares in Bank Asya by Ortadoğu Tekstil and BJ Tekstil is detailed in the table above. Mr. Akbulut is a member of Bank Asya's Audit Committee.

(2) Ortadoğu Tekstil's shareholders include among them Mr. Akbulut and Ahmet Çalık.

(3) Mr. Berksan owns shares in Birim Birleşik İnşaatçılık Mümessillik San. ve Tic A.Ş. and Forum Inşaat Dekorasyon Turizm San. ve Tic. A.Ş. and may therefore be deemed to also beneficially own some or all of the Class A and Class B shares of Bank Asya owned by these companies. The ownership of shares in Bank Asya by these companies is detailed in the table above.

(4) Mr. Sayın may be deemed to also beneficially own in the aggregate 4,724,200 Class A and 4,816,800 Class B shares of Bank Asya when the shares set forth in the table above are aggregated with those owned by members of his immediate family.

(5) Mr. Negiş owns shares in Negiş Giyim İmalat ve İhracat A.Ş. and may therefore be deemed to also beneficially own some or all of the Class A and Class B shares of Bank Asya owned by this company. The ownship of shares in Bank Asya by this company is detailed in the table above. Mr. Negiş may also be deemed to beneficially own 449,880 Class A and 224,940 Class B shares of BankAsya indirectly through members of his immediate family.

(6) Birim Birleşik's shareholders include among them A. Selçuk Berksan.

(7) Negiş Giyim's shareholders include among them Tacettin Negiş.

(8) Forum İnsaat's shareholders include among them A. Selçuk Berksan.

(9) BJ Tekstil Ticaret's shareholders include among them Mr. Akbulut and Ahmet Çalık.

(10) Teksen Tekstil's shareholders include among them Tahsin Tekoğlu.

(11) Mrs. Aydın is the spouse of Mr. Turgut Aydın.

(12) Mr. Aydın may also be deemed to beneficially own 2,316,000 Class A and 2,360,000 Class B shares of Bank Asya indirectly through members of his immediate family, including Mrs. Zehra Aydın, a Selling Shareholder.

(13) Mr. Kavurmacı owns shares in Aydınlı Hazır Giyim Sanayi ve Tic. A.Ş. and may therefore be deemed to also beneficially own some or all of the 290,760 Class A and 294,240 Class B shares of Bank Asya owned by this company.

(14) Mr. Tekoğlu holds a small number of shares of Teksen Tekstil.

* Officer or director.

† Selling Shareholder.

†† less than 0.01%.

RELATED PARTY TRANSACTIONS

We provide several banking services to our officers and directors and shareholders on the same terms that are available to our retail customers in the ordinary course of business. These services include our granting cash and non-cash loans, and accepting profit-sharing and current account deposits from these related parties. The aggregate outstanding amount of such cash loans and finance leases as of December 31, 2005 was NTL 8,470 thousand, with no single officer, director, or shareholder having any outstanding amount under such cash loans or finance leases in excess of NTL 6,511 thousand. As at December 31, 2005, the aggregate amount of such non-cash loans outstanding was NTL 10,792 thousand, with no non-cash loans to any single officer, director or shareholder in excess of NTL 9,077 thousand. The aggregate amount of all deposits in profit sharing accounts from such related persons as of December 31, 2005 was NTL 6,335 thousand, with no single officer, director or shareholder being the beneficiary of any such amounts deposited in excess of NTL 4,166 thousand. Pursuant to our Corporate Governance Guidelines, such transactions are subject to review by our Audit Committee and, if involving a member of our board of directors, our articles of association may require shareholder approval.

Through our branch network, we also act as a brokerage agent for the insurance products of our subsidiary, Işik Sigorta.

We have extended loans to our subsidiaries, Asyafin İnşaat and Asya Bilişim, in the amounts of NTL 7,850 thousand and NTL 36,975 thousand, respectively. Our current plan is to convert these loans into equity at fair value.

DESCRIPTION OF OUR SHARE CAPITAL

The following is a description of the rights attaching to our shares of capital stock, which rights are derived from the Turkish Commercial Code ("TCC"), the Capital Markets Law, the CMB regulations and our articles of association.

Paid-in Capital, Nominal Value, Form of Shares and Limit of Liability

In the most recent capital increase, our share capital was increased from NTL 240,000,000 to NTL 300,000,000 and is now composed of 120,000,000 Class A and 180,000,000 Class B shares each having a nominal value of NTL 1. This share capital increase was based on the resolution of the general meeting of shareholders dated March 31, 2006, which was announced in the Trade Registry Gazette on April 6th and 10th of 2006.

The following table sets out the changes in our share capital during the past three years:

Date of corporate resolution	Date of registration in the trade registry	Capital increase (NTL)*	Total number of shares outstanding	Share capital (NTL)*
August 10, 2003	August 21, 2003	20,000,000	60,000,000	60,000,000
August 26, 2004	January 4, 2005	60,000,000	120,000,000	120,000,000
July 20, 2005	November 10, 2005	120,000,000	240,000,000	240,000,000
December 29, 2005	in April 2006	60,000,000	300,000,000	300,000,000

* *All figures prior to January 1, 2005 have been converted from TL to NTL for convenience.*

Our Class A and Class B shares are issued in registered form except for bonus issue. Coupons may be issued in bearer form. Pursuant to our articles of association, all of our shares confer identical rights on each of the holders thereof, except that only the holders of 51% of our Class A shares are entitled to nominate our directors and statutory auditors. All of the shares issued in the global offering will be Class B shares.

Pre-emption Rights

We may only increase our capital through the issuance of new shares, which may take the form of a rights issue or a bonus issue. Existing shareholders have pre-emption rights and are entitled to subscribe for new shares in proportion to their respective shareholdings each time we increase our capital. Under Turkish law, pre-emption rights relate only to the issuance of shares.

Unless restricted by a resolution at a general meeting of shareholders, the exercise of pre-emption rights by our shareholders must be made within a subscription period of not less than 15 or more than 60 days following the issuance of an offering circular for the relevant capital increase. Our shareholders who do not wish to subscribe for new shares may sell their rights. Any shares not subscribed by the existing shareholders or purchasers of the rights coupons are sold on the ISE at the then current market price. Any difference between the rights issue price and the price realised for the shares on the ISE accrues to our surplus account.

Pre-emption rights of our shareholders related to a new issue may be restricted wholly or in part by an affirmative vote of the holders of a majority of our outstanding shares represented at an ordinary or extraordinary general meeting of shareholders. At present, in accordance with the TCC, increasing or decreasing our capital requires a simple majority of the outstanding shares to constitute the meeting quorum (if such quorum is not achieved in the first meeting, a quorum may be constituted by at least ⅓ of the outstanding shares at the second meeting) and a resolution approved by at least a majority of our shareholders represented in such general meeting. As per the general assembly meeting of shareholders dated March 31, 2006, pre-emption rights of our shareholders have been restricted in whole with respect to the global offering which is the subject of this Offering Circular.

To the extent that pre-emption rights are not restricted, United States holders of Shares may not be able to exercise these rights for Shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. We cannot assure you that any registration statements would be filed in such case. See "Risk Factors—Risks Relating to Investment in the Shares—The Pre-emption rights granted to holders of our Shares may be unavailable to United States holders of our Shares."

Dividend Distribution and Allocation of Profits

Annual dividend distributions can only be recommended by our board of directors and approved by our shareholders at the annual general meeting, which is required by law to be held within three months following the end of the preceding financial year.

Dividends are payable on a date proposed by our board of directors and approved at the annual general meeting. Our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Any distribution must be completed by the end of the fifth month following the end of the preceding financial year.

Our articles of association define our net profit as the amount remaining after deduction from our annual revenues of all expenses, depreciation, required reserves, taxes and any carried forward losses.

We calculate and distribute annual profits in accordance with our articles of association after setting aside legally required reserves in the following required order:

(a) 5 percent of the net profit is allocated to the first legal reserve until the first legal reserve reaches 20% of our paid-in capital.

(b) From the remaining amount, our articles of association require us to distribute to our shareholders an amount determined by reference to the CMB's requirement of publicly traded companies to pay a specified amount to shareholders as a first dividend (the "First Dividend").

(c) At our option, certain portion of the remaining amount may be:

(i) allocated as a dividend to our directors and employees; or

(ii) allocated for social donations pursuant to Article 468 of the TCC.

(d) Subsequent to subtraction of amounts stated in (a), (b) and (c), if any, the general assembly is authorised to:

(i) partially or fully distribute to shareholders as second dividend,

(ii) partially or fully retain in the balance sheet as the end-of-period profit,

(iii) partially or fully add up to legal and voluntary reserves or extraordinary company reserves,

Unless the legal reserves and the first dividend, if any, is put aside;

- Further reserves may not be put aside;
- Dividends may not be transferred to the following year;
- Dividends may not be distributed to directors and employees, founder shareholders, privileged shareholders, foundations or similar institutions established for various purposes;

(e) After deducting an amount equal to 5% of our paid-in capital from the amount to be distributed to shareholders and persons participating in profit, we allocate 10% of the remaining amount as a second reserve and add it to the statutory reserve.

The CMB generally requires public companies to distribute a specified amount of its net profits to its shareholders as a dividend (the "CMB Requirement"). By virtue of being a bank, we will be exempt from the CMB Requirement. We have, however, voluntarily adopted the CMB Requirement in our articles of association (the "Voluntary Adoption"). We are currently considering the possibility of amending our articles of association to remove this Voluntary Adoption. If the Voluntary Adoption is removed from our articles of association, we expect not to pay dividends to the holders of our capital stock, including the Shares, in the foreseeable future. In addition, in accordance with the Banking Law, under certain circumstances the board of the BRSA is entitled to stop dividend distributions of a bank and require allocation of such dividends as reserves. For additional information on dividend distribution and allocation of profits, see "Dividends and Dividend Policy."

Liquidation Rights

Pursuant to the TCC, shareholders of a joint stock company have the right to receive a pro-rata share of any proceeds arising from the liquidation of the company. The articles of association, however, may restrict this right. As at the date of this Offering Circular, our articles of association provide for all liquidation proceeds to be distributed to our shareholders on a pro-rata basis.

General Meetings

Pursuant to our articles of association, general meetings of our shareholders are to be held at our head office or at another location in the same city where our head office is located. Under the TCC our annual general meeting must be held within three months of our year end, which is December 31. Extraordinary general meetings may be convened by our board of directors or upon the request of shareholders representing at least 5% of our share capital, or upon the request of our internal auditors.

The following matters are required by the TCC to be included on the agenda of each of our annual general meetings:

- review of the annual reports of our board of directors and the auditors;
- approval, amendment or rejection of our financial statements for the preceding financial year, release of our board of directors from liability in respect of actions taken by them in that year and the proposals of our board of directors for the allocation and distribution of any of our net profits;
- approval of the remuneration of the directors and the auditors; and
- election of directors and auditors.

Holders of Shares representing at least 5% of our share capital may, by written notice, require any additional matters to be included on the agenda.

Notices convening general meetings must include the agenda for such meeting and be published in the Trade Registry Gazette and a newspaper that is distributed in the city where our headquarters is located, at least two weeks before the date fixed for the meeting. The TCC requires us to send notice of any general meeting by registered mail to each person registered in our books as a holder of Shares and to those shareholders who have deposited at least one share certificate representing Shares with us and have indicated a notice address. Similar notices are published in relation to adjourned or rescheduled meetings.

Any shareholder wishing to attend our general meetings in person must deposit its share certificates (or its receipt from the Central Registry evidencing such shares) not less than one week before the date of the meeting in order to obtain an entry permit for that meeting. Any shareholder not wishing to attend any such meeting in person may appoint another person as a proxy. Under Turkish law, proxies for representation in a general meeting can only be granted to individuals and cannot be granted to the board of directors of the company.

Our articles of association provide that the quorum required for general meetings of shareholders and for resolutions to be adopted at such meetings are those stipulated by the TCC. Pursuant to the TCC, and except for actions requiring greater amounts described below, the quorum requirement at any general meeting of shareholders is 25% of our share capital. If such quorum is not present when a general meeting is convened, the meeting shall be adjourned, in which event the meeting is re-convened within 15 days, regardless of the amount of share capital represented at such meeting. Resolutions of general meetings must be passed by a majority of the shareholders or their proxies present at such meeting.

Changing our jurisdiction of incorporation or increasing the financial obligations of shareholders towards us requires approval of shareholders representing 100% of our share capital. In addition, certain amendments to our articles of association, capital increases and decreases, mergers, the issuance of preferred securities, dissolution, or the transfer of all or substantially all of our assets require increased quorums and/or qualified majorities.

Voting Rights

Holders of our Class A and Class B shares are all entitled to one vote per share on all matters submitted to a vote of our holders of shares. Votes at general meetings are taken by a show of hands. However, a simple majority of our share capital represented at the general meeting may demand a secret ballot.

Transfer of Shares

Transfer of Class A shares, all of which are registered, is subject to the approval of our board of directors and the BRSA. The transfer of such shares shall be effective upon endorsement and delivery thereof from the transferor to the transferee and registration to the share ledger.

Holders of Shares may transfer all or any of their Shares by physical delivery or by means of book-entry registration with accounts maintained by the Central Registry. Shareholders have no pre-emption rights in respect of the transfer of Shares. Our articles of association do not contain any restrictions on the transfer of Shares.

Turkish law requires non-resident investors to trade Turkish equity securities through a licensed Turkish bank or a brokerage firm. In addition, the CMB regulations require banks or brokerage firms to trade shares of a company quoted on a Turkish stock exchange exclusively on such exchange. Accordingly, following the global offering, non-resident investors may transfer the Shares only on the ISE, through a licensed Turkish bank or a brokerage firm.

The acquisition by one person, directly or indirectly of shares representing 10% or more of the share capital of any bank or the acquisition or disposition by one person, directly or indirectly, of any such shares, if the total number of shares held by such shareholder increases above or falls below 10%, 20%, 33 1/3% or 50% of the share capital of a bank shall require the permission of the BRSA. In addition, irrespective of the aforementioned thresholds, the creation, transfer or issuance of privileged shares entitling their owners to nominate board members or statutory auditors require the permission of the BRSA. In the absence of such authorization, holders of such shares cannot be registered in the share book which effectively deprives such shareholders of the ability to participate in shareholders' meetings or to exercise voting or other shareholders' rights with respect to such shares but not of the right to collect dividends declared on such shares.

Mandatory Offer

If any party or parties acting together acquire, directly or indirectly, 25% or more of our share capital, voting rights or management control, such party or parties are required to make an offer to the other shareholders to buy their shares. Furthermore, if a party or parties acting together owning between 25% and 50% of our share capital or voting rights increases such holding by 10% or more in any given 12-month period, such party or parties are required to make an offer to the other shareholders to purchase their shares at the offered price. The CMB may grant an exemption from these requirements, when and if certain conditions are satisfied.

Protection of Minority Shareholders

Under Turkish law, a minority shareholder in a public company that holds, either as a single shareholder or as a group of shareholders, 5% or more of the company's outstanding share capital has certain rights, including, among others, to require our board of directors:

- to call an extraordinary shareholders' meeting;
- to include a particular matter on the agenda for an ordinary or extraordinary meeting of shareholders;
- to appoint special statutory auditors; and
- to take action against directors who have violated the TCC or the articles of association of the company or who have otherwise failed to perform their duties.

Board of Directors

Pursuant to our articles of association, our board of directors must consist of seven members. Members of our board of directors are nominated by at least 51% of the Class A shareholders and elected by a majority of shareholders present at the general assembly of shareholders. Holders of Shares offered hereby have no right to nominate members of our Board of Directors or our auditors.

Without prejudice to the power of the general meeting of shareholders to appoint any person who has been nominated by our Class A shareholders to be a director and subject to the TCC and our articles of association, our board of directors has the power at any time and from time to time to appoint any person to be a director to fill a vacancy in the existing board of directors, provided that the total number of directors may not at any time exceed any maximum number fixed by or in accordance with our articles of association. Any director so appointed by our board of directors may hold office only until the next following annual general meeting.

Except as noted above, each director holds office for a three-year term. Members of our board of directors whose term of office has expired must be re-elected at a general meeting of shareholders.

Directors receive remuneration (by way of monthly salary and a particular payment for each board of directors meeting attended) pursuant to our articles of association. The amount of remuneration and the method of payment are determined by the general meeting of shareholders.

The TCC requires all directors to inform the board of directors of any personal interest of the director or certain members of his family (including his parents, wife and children) in any contract or arrangement under consideration by the board of directors and prohibits such director from participating in such discussions or exercising his vote in relation thereto.

Directors may not enter into any transactions or compete with the company unless permitted by a majority of the general assembly of shareholders.

Auditors

Pursuant to our articles of association and the TCC, there are three statutory auditors. Statutory auditors are nominated by at least 51% of the Class A shareholders and elected by a majority of the general assembly of shareholders. They should have experience in finance, economy, law or accounting, and at least two of the statutory auditors should be Turkish citizens. The term of office of an auditor is three years.

As per CMB regulations our annual and interim financial statements are audited by independent auditors.

Committees

Pursuant to our articles of association, upon recommendation of our general manager, our board of directors is empowered to establish various specialised consultancy committees to operate in accordance with the instructions of our board of directors.

Reports to Shareholders

We produce an activity report in Turkish, including audited accounts prepared in accordance with the rules and regulations of the CMB. Copies of the latest such report may be obtained on request within 15 days preceding the date of each annual general shareholder's meeting as required by Turkish law. In addition, we will prepare an English translation of the foregoing following the global offering and we will make this available to any shareholder upon request.

We also prepare audited quarterly profit and loss accounts and balance sheets for the first and third quarters and an audited semi-annual profit and loss account and balance sheets for the first six months of each financial year, which will be available to shareholders in accordance with ISE regulations.

Disclosure of Beneficial Interests in Shares

Persons (including any depositary holding deposited securities) becoming direct or indirect holders of 5%, 10%, 15%, 20%, 25%, 33⅓%, 50%, 66⅔% or 75% or more of the issued share capital or voting rights of a public company in Turkey are required to notify the CMB, the ISE and the public company of such acquisition and, thereafter, to notify the ISE and the public company of their transactions in the shares or voting rights of such public company when the total number of the shares or voting rights traded falls below or exceeds such thresholds. The names, domiciles and the numbers of shares or voting rights purchased or sold by such persons should be included in a notice sent to CMB and the ISE.

All transactions related to the shares of a publicly traded company that are exercised by persons who, (i) directly or indirectly own 5% or more of the capital or voting rights, (ii) are chairmen or members of the board of directors, (iii) are general managers or assistant general managers, or (iv) are other important directors of such company and the persons who act with them are required to be disclosed to the ISE and/or the CMB.

THE TURKISH BANKING SECTOR AND REGULATION

The data provided in this section has been derived from information of The Banks Association of Turkey. As at the date of this offering circular, only data as at September 30, 2005 was available.

As at September 30, 2005, 47 banks were operating in Turkey (other than participation banks). Three of these banks are public sector commercial banks, 17 are private sector commercial banks, 13 are foreign banks (branches of foreign banks and joint ventures between Turkish and foreign shareholders), 13 are domestic development and investment banks, and one bank is held by the Savings Deposit Insurance Fund (the "SDIF"). Turkish banking legislation has changed substantially during the last five years and the former Banks Act No. 3182 was replaced by a new Banking Law No. 5411 on November 1, 2005 (the "Banking Law"). The Banking Law permits commercial banks to engage in all fields of financial activities including deposit-taking, corporate and consumer lending, foreign exchange transactions, capital market activities, securities trading and investment banking. At September 30, 2005, there were also five participation banks in Turkey. Participation banks also conduct their business under the Banking Law and the relevant legislation. The Banking Law permits participation banks to engage in all kinds of financial activities other than accepting deposits.

The Turkish banking system has become increasingly competitive over the last decade. The expansion of the Turkish banking sector was initially fuelled by economic growth and liberalisation of the economy and has gone through a rapid and significant consolidation as many banks with weaker financial standing were taken over by the SDIF and removed from the sector. The Government has also contributed to structural improvements in the banking system through various regulatory arrangements, including standardised accounting practices, external auditing, higher capital adequacy standards, stricter treatment of non-performing loans and the proposed phasing-out of deposit insurance. The objective of these regulatory changes has been to strengthen the banking sector and to increase the transparency and overall efficiency of the Turkish banking sector.

Following the financial crisis in 2001, the Banking Regulation and Supervision Agency (the "BRSA") started to intervene actively in the banking sector. The BRSA is an autonomous and independent body and is the sole regulatory and supervisory authority for the Turkish banking system. The BRSA required privately owned commercial banks that have the authority to accept deposits to undergo a three-tier audit process in 2001, which was strictly monitored by the BRSA. The three-tier audit process was by far the most comprehensive audit completed on Turkish banks, comprising a full audit by two independent auditors and the auditors of the BRSA. A detailed analysis of each banks' cash flows was undertaken, with a significant proportion of its loans being evaluated and an aggressive position taken on classifying loans as non-performing. The most conservative of the three audit reports was then delivered to the BRSA to enable it to evaluate the each bank's financial position. This process was completed by mid 2002. Moreover, in line with the regulations of the Banks Act, banks established risk management departments reporting directly to their respective board of directors. Accordingly, since 2002 risks taken by Turkish banks in terms of market, credit and operations are required to be calculated and monitored by these risk management departments.

The following table sets out certain statistical information for the Turkish banking sector as at September 30, 2005 under bank-only BRSA reporting standards:

	Public sector banks	Private sector banks	Foreign banks	Development and investment banks	SDIF banks	Total
	(NTL billions, except non-monetary figures)					
Total assets	114,534	215,008	20,449	12,371	1,893	364,255
Total loans	27,275	91,486	10,191	7,447	21	136,420
Total deposits	87,045	131,699	12,162	—	97	231,003
Total equity	10,711	26,161	3,210	5,829	1,510	47,421
Total net income	2,027	882	422	502	237	4,070
Branches (number)	2,040	3,721	383	19	1	6,164
Employees (number)	38,321	77,637	10,248	4,404	402	131,012
Number of banks	3	17	13	13	1	47

Source: The Banks Association of Turkey.

The public and private sector commercial banks form the majority of the Turkish banking sector in terms of assets and operations. The three public sector banks, which all have large branch networks, were originally

established with social rather than profit objectives, principally to provide services to certain sectors of the working population. Private sector commercial banks are comprised of full-service banks and corporate/trade finance-oriented banks. The four largest private commercial banks are Iş Bankası, Akbank, Garanti Bankası, and Yapı Kredi. These banks provide a large proportion of retail banking services and related financial products to the Turkish population in addition to providing large Turkish corporations and Turkish subsidiaries of large foreign companies with corporate and foreign trade related banking services.

In recent years, the liberalisation of the Turkish economy has resulted (and we believe will continue to result) in an increase in the number of foreign banks operating in Turkey, either as locally incorporated banks or as branches or joint ventures with domestic banks. For example, HSBC acquired, through Demirbank A.Ş., a broad network of branches in 2002, UniCredito Italiano acquired 50% of the holding company of Koçbank in 2002 and, in February 2005, BNP Paribas acquired 50% of the shares of TEB Mali Yatırımlar A.Ş., which owns 84.3% of the shares of Türk Ekonomi Bankası A.Ş. In September 2005, Koç Finansal Hizmetler A.Ş., 50% of which is owned by UniCredito Italiano, acquired 57.4% of Yapı ve Kredi Bankası A.Ş. shares. Also in the same month, Bank Hapoalim of Israel acquired 58% of Kredi ve Kalkınma Bankası A.Ş. In July 2005, Fortis Bank acquired 89.3% of the share capital of Türk Dış Ticaret Bankası A.Ş. In August 2005, General Electric Financial Services agreed to purchase a 25.5% stake in Türkiye Garanti Bankası A.Ş.

Development banks are funded by international banks and institutions such as the World Bank. Their objective is to provide medium and long-term financing to Turkish companies who cannot raise such funding easily through the market. These banks do not accept customer deposits.

Participation banks are those financial institutions in Turkey whose products and services are structured in such a manner as to be compliant with Shariah (or Islamic) law. Participation banks are subject to the same banking regulatory regime as conventional banks.

The Role of the BRSA

The BRSA was established in June 1999 under the Banks Act as an autonomous administrative and economic authority in order to implement the Banks Act, to guarantee the safety of national savings and to perform other duties set out in the Banks Act. The mission of the BRSA is to protect the rights and benefits of depositors and to establish a competitive, disciplined and efficient banking and financial institutions sector. Accordingly, the BRSA is authorised and obliged to take all steps to assure the effective functioning of the credit system in Turkey and to prevent all transactions and practices which could jeopardise the disciplined and safe functioning of the Turkish banking sector.

The Role of the Central Bank

The Central Bank (Türkiye Cumhuriyet Merkez Bankası) was founded in 1930 in order to provide financing mainly for the Government and public sector agencies. Following regulatory changes in 1971 and the early 1980s, the Central Bank assumed the full range of traditional functions of a central bank, including the issue of banknotes, implementation of Government fiscal and monetary policies, regulation of the money supply, management of official gold and foreign exchange reserves, management of the SDIF, supervision of the banking system and advising the Government on financial matters. The Central Bank exercises its powers independently and is responsible for its affairs within the bounds of the Government's defined policies.

Currently, the Central Bank is the sole regulator of the volume and circulation of the national currency. It has the responsibility of developing and implementing the Government's monetary policy, as well as managing and controlling official gold and foreign exchange reserves. The Central Bank also acts as the Government's treasurer, financial agent and economic adviser. The Central Bank continues its lending activities by extending short-term advances to the Treasury in accordance with limits provided by law. The Central Bank uses various monetary tools to implement its functions, including open market operations, setting reserve and liquidity ratios, determining discount rates and controlling interest rates. The Central Bank has also set up a centralised risk valuation system in an effort to better supervise the banking system in collaboration with the Treasury.

Public Sector Commercial Banks

There are three public sector commercial banks within Turkey, all or a majority of which are owned or controlled by state entities. They generally have large branch networks and were originally established for

development purposes, such as for agriculture, housing or foundations, rather than for profit motives. The following table sets out the three public sector commercial banks in Turkey, ranked by size of assets as at September 30, 2005 under bank-only BRSA reporting standards:

Bank	Specialisation	Total assets		Number of branches
		(NTL in millions)	($ in millions)	
T.C. Ziraat Bankası	Agriculture	59,893	44,515	1,146
Vakifbank	Retail	28,580	21,242	302
Halk Bankası	General	26,061	19,370	592

Source: The Banks Association of Turkey.

According to the Banks Association of Turkey, total loans provided by these banks as at September 30, 2005 were NTL 27,275 million. Through their broad branch networks and ownership structures, these banks have traditionally been able to collect deposits and thereby access cost-efficient funding sources.

T.C. Ziraat Bankası and Halk Bankası are jointly managed by a single board of directors and have been restructured with the intention of ultimately privatising these banks. In addition, Pamukbank, a bank under the supervision of the SDIF, was merged with Halk Bankası at the end of 2004.

Banks held by the SDIF

Following the financial crises in 2001 and 2002, 19 private commercial banks were taken under the control of the SDIF. These banks have either been liquidated or sold to other domestic and international banks.

As at September 30, 2005, Bayindirbank was the only bank under the supervision and administration of the SDIF with total assets of NTL 1,893 million and one branch. The share of the assets of this bank within the sector has decreased from 4.4% as at December 31, 2002 to 0.5% as at September 30, 2005. A continued environment of decreasing inflation, declines in yields on trading in government securities and a reduction in the coverage of the SDIF, could contribute to a higher level of calls on SDIF insurance and of further consolidation in the banking sector.

Private Sector Commercial Banks

Private sector commercial banks can be divided into large branch network commercial banks and small branch network commercial banks. The larger private sector banks emerged in the 1940s and their branch networks cover the entire country. Most private sector banks belong to large industrial groups, which provide additional support to the bank.

The following table ranks the larger branch network commercial private sector banks by asset size as at September 30, 2005 under bank-only BRSA reporting standards:

Bank	Ownership	Total assets	Number of branches
		(NTL in millions)	
Türkiye İş Bankası	Bank Pension Fund; Public; Cumhuriyet Halk Partisi	55,567	869
Akbank	Sabanci Group	48,636	654
Türkiye Garanti Bankası	Dogus Group	32,325	418
Yapı ve Kredi Bankası	Koç Financial Services	23,068	405
Finansbank	Hüsnü Özyeğin	10,846	194
DenizBank	Zorlu Group	8,609	219
Oyak Bank	OYAK	7,721	306
Şekerbank	Employee Pension Funds, public	3,185	201

Source: The Banks Association of Turkey.

The liberalisation of Turkey's economy and foreign trade in the 1980s led to profitable opportunities for banks in the field of trade finance. Most of the smaller banks concentrate on wholesale banking with limited retail services.

The following table ranks small branch network commercial private sector banks by assets and number of branches as at September 30, 2005:

Bank	Ownership	Total assets	Number of branches
		(NTL in millions)	
Koçbank	Koç Group; Uni Credito	14,058	172
Türk Ekonomi Bankası	Çolakoğlu Group; BNP	4,524	101
Anadolubank	HABAS	2,099	63
Tekstilbank	Akın Group	1,557	40
Alternatif Bank	Anadolu Endüstri Group	1,368	25
Tekfenbank	Tekfen Group	595	30
Turkish Bank	Özyol Group	367	13
MNG Bank	MNG Group	437	10
Adabank	Uzan Group	46	1

Source: The Banks Association of Turkey.

Despite significant growth in the number of small commercial banks, larger commercial banks (both private and public) continue to dominate the banking sector. Out of 17 privately owned commercial banks, apart from the four largest banks, there are nine medium sized commercial banks. The remaining four banks are smaller banks, which have negligible market share in all banking activities, each having less than $1 billion in total assets.

Foreign Commercial Banks

The strengthening of regulations and the transparency of the Turkish economy over the past decade have resulted in an increase in the number of foreign commercial banks operating in Turkey. As at September 30, 2005, there were 13 foreign banks in total, six of which were locally incorporated banks and seven of which were branches of foreign banks.

The table below presents certain information regarding foreign commercial banks in Turkey, together with their asset size and number of branches as at September 30, 2005:

Locally Incorporated Banks

Bank	Ownership	Total assets	Number of branches
		(NTL in millions)	
HSBC Bank	HSBC Financial Services	7,380	159
Dış Bank (now Fortis)	Fortis	6,646	175
Citibank	Public	2,387	24
Deutsche Bank A.Ş.	Deutsche Bank	764	1
Bank Europa	Banco Commerciale Portuguese	559	12
Arab Türk Bankası	iş Bankası; Emlak Bankası; Libyan Arab Foreign Bank	335	3

Source: The Banks Association of Turkey.

Branches of Foreign Banks

Bank	Ownership	Total assets	Number of branches
		(NTL in millions)	
ABN Amro Bank	The Netherlands	644	1
WestLB	Germany	629	1
JP Morgan Chase Bank	U.S.	485	1
Sociétè Generale	France	339	1
Bank Mellat	Iran	195	3
Banca di Roma	Italy	56	1
Habib Bank	Pakistan	30	1

Source: The Banks Association of Turkey.

Development and Investment Banks

There are three state-owned, eight privately-owned and two foreign development and investment banks in Turkey. The following table presents these banks and their assets and number of branches as at September 30, 2005:

State Owned Development Banks	Total assets (NTL in millions)	Number of branches
Türk Exim Bank	3,804	2
iler Bankası	3,509	1
Türkiye Kalkınma Bankası	654	1

Source: The Banks Association of Turkey.

Privately-Owned Development and Investment Banks	Total assets (NTL in millions)	Number of branches
Türkiye Sinayi Kalkınma Bankası	3,020	2
İMKB Takas ve Saklama Bankası	401	1
C Kredi ve Kalkınma Bankası	192	3
Nurol Yatırım Bankası	101	3
GSD Yatırım Bankası	74	1
Çalık Yatırım Bankası	66	1
Diler Yatırım Bankası	59	1
Tat Yatırım Bankası	3	1

Source: The Banks Association of Turkey.

Foreign Development and Investment Banks	Total assets (NTL in millions)	Number of branches
Calyon Bank Türk	482	1
Taib Yatırım Bank	6	1

Source: The Banks Association of Turkey.

The banks in this category provide medium and long term financings to large and medium sized companies on a project basis.

The major funding sources of these banks are the Central Bank, international banks and institutions such as the World Bank, the European Investment Bank and various export credit agencies. These banks do not accept deposits and grant credits only on a project basis. They are also active in foreign exchange and securities transactions.

Participation Banks

Participation banks are subject to the Banking Law and are permitted thereunder to engage in all kinds of financial activities other than accepting deposits. As at September 30, 2005, there were five participation banks. In December 2005, Anadolu Finans and Family Finans merged to form Türkiye Finans Katılım Bankası A.Ş. and the number of participation banks in the sector dropped to four. Each of these participation banks is a member of the Participation Banks Association Turkey, a cooperative organisation of Turkish participations banks.

The table below presents certain information regarding participation banks in Turkey as at the dates indicated (as adjusted to give effect to the merger of Family Finans and Anadolu Finans in December 2005):

Participation Banks:	Total assets	Total assets	Number of branches
	September 30, 2005 (NTL millions)	December 31, 2005 (NTL millions)	December 31, 2005
Türkiye Finans(1)	2,794	3,024	112(1)
Bank Asya	2,452	2,641	72
Kuveyt Türk	2,018	1,970	69
Albaraka Türk	1,744	2,340	39
Total	**9,007**	**9,975**	**292**

(1) Family Finans and Anadolu Finans merged at year-end 2005 to form Türkiye Finans.

Sources: Turkish Private Finance Houses Association and Bank Asya.

Asset Quality and Capital Adequacy

For privately-owned banks as a whole, the ratio of non-performing loans to gross loans decreased to 4.3% in September 2005 from 4.8% in December 2004 and 6.5% in December 2003.

As at September 30, 2005, gross past due loans for the overall Turkish banking sector accounted for 5.1% of total loans outstanding. The net amount, after the allocation of loss provisions, was 0.53% of total loans. As at December 31, 2003, such ratios were 11.1% and 1.27%, respectively.

With respect to capital adequacy, in September 2005, the banking sector capital adequacy ratio stood at 23.25%, while state public banks had a ratio of 34.31% on average and private banks had a ratio of 16.76% on average.

Regulatory Environment

The Banking Law was passed in Turkey on October 19, 2005 and published in the Turkish Official Gazette No. 25983 on November 1, 2005. All participation banks, deposit banks and development and investment banks in Turkey are subject to the provisions of the Banking Law.

The BRSA is the independent body authorised under Articles 82 to 101 of the Banking Law. The BRSA, having the status of a public legal entity with administrative and financial autonomy, has been established in order to ensure the application of the Banking Law and other relevant regulations, to ensure that savings are protected and to carry out other related activities within the limits of authority granted to it by the Banking Law. The BRSA is obliged and authorized to take and implement any decisions and measures in order to prevent any transaction or action which could jeopardize the rights of depositors and the regular and secure operation of banks or lead to substantial damage to the national economy, as well as to ensure efficient functioning of the credit system.

By law, the BRSA has responsibility for all banks operating in Turkey, including foreign banks and participation banks. The BRSA sets mandatory reserve levels and liquidity ratios. All banks must provide to the BRSA, on a regular and timely basis, information adequate to permit off-site analysis by the BRSA of such bank's financial performance, including balance sheets, profit and loss amounts, board of directors' reports and auditors' reports. Under current practice, such reporting is required on a daily, weekly, monthly, quarterly and semi-annual basis, depending on the nature of the information to be reported. In addition, the BRSA conducts on-site and off-site supervision of banks' internal controls, internal audit systems, risk management systems and banks' general financial integrity.

In order to support the BRSA's supervisory functions banks are required to report consolidated and non-consolidated financial and operating information to the BRSA on a periodic basis. The BRSA's on-site supervision is conducted through a team of sworn bank auditors and other experts who are part of the professional staff of the BRSA. In addition, the chairman of the BRSA has the authority to commission independent audit teams to examine specific matters that he or she deems appropriate.

In addition to the above-mentioned requirements, all banks are obliged to have at least two statutory auditors. The auditors prepare semi-annual reports with respect to a bank's compliance with the Banking Law

and other relevant legislation. Such reports are required to be presented to the board of directors of the bank as well as to the BRSA.

Regulatory Environment for Participation Banks

Participation banks have been subject to the Banking Law (formerly the Banks Act) since 1999. The "Regulation on the Establishment and Activities of the Special Finance Houses" ("Participation Bank Regulation") first published in the Turkish Official Gazette No. 24529 dated September 20, 2001 added provisions specific to participation banks that were not covered by the Banking Law. The most recent version of the Participation Bank Regulation was published in the Turkish Official Gazette No. 25861 dated June 30, 2005. In it, the term "special finance houses" was changed to "participation banks". The Participation Bank Regulation was initially published in connection with the previous Banks Law No. 4389. Since no new regulation to this effect has been published in connection with the current Banking Law, the provisions of the Participation Bank Regulation are still in force to the extent that they do not conflict with the provisions of the Banking Law.

Collection of Funds and Financing Activities

Participation banks may collect funds in 2 ways: (1) "special current accounts" and (2) "participation accounts." In their accounts and books, participation banks are obliged to distinguish special current accounts and participation accounts from their other accounts and to classify participation accounts by reference to their due dates.

Special current accounts and participation accounts are defined in the Banking Law as follows:

> A "Special Current Account" is an account opened at participation banks that consists of funds that can be partially or fully withdrawn upon request of a depositor at any time and for which no payment of interest, or income is made to the holder of the account.
>
> A "Participation Account" is an account opened at participation banks that consists of funds that yield a participation in the loss or profit arising from their use by these institutions. Such accounts do not require the payment of a pre-determined return to their owners and do not guarantee the repayment of the principal sum.

In summary, no guaranteed return is given to an account holder in return for special current accounts or participation accounts and no guarantee of the repayment of the principal sum is given with respect to participation accounts. These restrictions are required to be posted at branches of the participation banks in a way that can be easily seen.

The demand right of the account owners and the payment obligation of the participation banks on these accounts are equal to the amount deposited, in case of special current accounts, and the applicable "unit account value" as of the due date, in case of participation accounts. The "unit account value" is equal to an amount calculated at the due date of a participation account by subtracting or adding, as applicable, the account holder's share of the relevant account pool's loss or profit generated from the participation bank's use of the principal amount deposited.

Money can be withdrawn from participation accounts before its due date provided that, inter alia, the terms and conditions in relation to the due date and the notification periods agreed upon by the participation bank and the account holders are complied with.

Participation banks are obliged to set aside as cash in their safes, in other banks or in other participation banks, 25% of the funds collected in special current accounts that are remaining after all legal obligations are fulfilled. The amount remaining after fulfilling these obligations may be utilised in accordance with the provisions of the Participation Bank Regulation provided that any due date related to the utilisation of such funds is not longer than six months and the amount of the funds utilised through "loss-profit partnership investment" is not more than 20%.

Participation accounts are opened with due dates of one month, three months, six months, nine months, one year or longer than one year. One month, three month, six month or annual dividend payments may be made on the accounts having a maturity of one year or more. Participation banks may open "cumulative participation accounts" with a minimum five year maturity which provides the opportunity to deposit money into the account in one or three month intervals as determined by agreement between the bank and the customer.

Participation banks may apply a ratio of the sharing of loss and profit arising from the use of the funds in participation accounts by reference to due date-based pools of participation accounts. Participation banks have discretion in setting such profit and loss sharing ratios, but must keep such ratios in the range of 60%-90%, provided that the loss-sharing ratio is not less than 50% of the profit-sharing ratio. Such ratios are required to be clearly posted at the branches of participation banks. The applicable profit/loss-sharing ratio at the time of the opening of an account is noted in a deposit book and such ratio cannot be changed prior to maturity. Profits and losses arising from the utilisation of the funds in a participation account pool are distributed pro rata daily or weekly, based on the ratio of the pools' unit account value to the total participation accounts in the pool. If any loss occurs with respect to the utilisation of the participation accounts, no dividends can be distributed to the account holders.

Participation banks may constitute special fund pools exclusively for the finance of pre-determined projects. Participation accounts of such funds are utilised in separate pools as per their due dates and are distinguished from other pools of accounts. No transfers can be made from the special funds to other partipation account pools. The BRSA should be informed within 15 days of the formation of special fund pools and must be updated as to the status of such pools at three-month intervals. The BRSA's approval is required for pools of more than NTL 2 million to be formed. A feasibility report with regard to the project to be financed must be submitted to the BRSA together with the application. The BRSA may ask for additional documentation and information as it deems necessary. Any such pool will be liquidated at the end of the financing period.

Pursuant to the Banking Law, participation banks can engage in any kind of banking activity regulated under the Banking Law other than collecting customer deposits. Participation banks must not establish subsidiaries nor finance investments with the funds collected in the special current accounts and the participation accounts (except as provided by the Participation Bank Regulation).

Acquisition and Transfer of Shares

The acquisition by one person, directly or indirectly of shares representing 10% or more of the share capital of any bank or the acquisition or disposition by one person, directly or indirectly, of any such shares, if the total number of shares held by such shareholder increases above or falls below 10%, 20%, 33 ⅓% or 50% of the share capital of a bank requires the permission of the BRSA. In addition, irrespective of the aforementioned thresholds, the creation or transfer of privileged shares entitling their owners to nominate board members or statutory auditors requires the permission of the BRSA. In the absence of such authorization, holders who exceed these thresholds cannot be registered in the bank's share book which effectively deprives such shareholders of the ability to participate in shareholders' meetings or to exercise voting or other shareholders' rights with respect to the shares but not of the right to collect dividends declared on such shares. A transfer fee valued at one percent of the nominal value of the transferred shares of the bank is paid to the SDIF by the transferee.

Shareholders with qualified shares (defined in the Banking Law as "shares constituting 10% or more of the direct or indirect capital or voting rights or providing the right to nominate board of directors' members even if the shares are below such 10%") are required to meet the criteria applicable to founders. These criteria include that founders of banks should not: have been declared bankrupt; or own qualified shares or a controlling interest in banks transferred to the SDIF; and have been sentenced to a term of imprisonment of more than 5 years. In addition, founders should have the necessary financial ability as well as the integrity and competence required for the banking business. The shareholders with qualified shares who do not currently meet the conditions required for founders cannot benefit from the shareholder rights other than the right to collect dividends. In such cases, such shareholder rights are exercised by the SDIF, upon the notification of the BRSA. Such shareholders cannot use their preemptive rights until their direct or indirect shares fall below 10% of the capital.

Lending Limits

The following are considered as loans under the Banking Law irrespective of how they are booked by the bank: cash credits and non-cash credits such as letters of guarantee, counter-guarantees, sureties, avals, endorsements and acceptances extended by a bank, bonds and similar capital market instruments purchased by it, loans it will lend by depositing or otherwise, receivables arising from the future sale of assets, overdue cash credits, amounts of non-cash credits converted into cash and futures and options contracts and other similar contracts, partnership interests and shareholding interests. Credits directly or indirectly extended to, and avals and sureties accepted from, an individual or legal entity in excess of 10% of the bank's equity are treated as major credits and the total of such major credits, except for avals and sureties, cannot exceed eight times the bank's equity.

The Banking Law restricts the total financial exposure (including extension of credits, issuance of guarantees, etc.) that a bank may have to any one customer or risk group directly or indirectly to 25% of its equity. In calculating such limit, a credit extended to a partnership is deemed to be extended to the partners in proportion to their liabilities. Banks are obliged to regularly report to the BRSA the loans extended to persons who are in their risk groups. The banks are obliged to liquidate loans that are made in violation of applicable regulations by no later than six months after being so requested. Loans made available to a bank's shareholders, irrespective of whether they are controlling shareholders or whether they own qualified shares, holding more than 1% of the share capital of the bank, as well as individuals who would constitute risk groups together with such shareholders, may not exceed 50% of the bank's equity.

Risk groups include an individual, his or her spouse and children, and partnerships in which any one of such persons is a member of the board of directors or a general manager or partnerships that are directly or indirectly controlled by any one of such persons or a legal person either individually or jointly with third parties or partnerships in which any one of such persons participate with unlimited liability. A bank and its qualified shareholders, board of directors' members and general manager as well as the undertakings they control individually or jointly, directly or indirectly or in which they participate with unlimited responsibility, or where they are members of board of directors or general managers constitute a risk group including the bank. For this risk group, the lending limit applied is 20% but the Board has discretion to increase this rate up to 25%. Risk groups also include real and legal persons that have surety, guarantee or similar relationships where the insolvency of one will lead to the insolvency of the other.

Loans made available to jointly-controlled undertakings are considered to have been made available to the risk group including each jointly controlling shareholder, in the proportion which is equal to the proportion which the shares owned by such shareholder in the undertaking's capital bears to the total share capital of the undertaking. The loans made available to a real or legal person or a risk group that is equal to or exceeds ten per cent of the bank's equity are considered as significant loans and the total of such loans cannot exceed eight times the bank's equity. The avals, guarantees and suretyships of real and legal persons in a risk group for the guarantee of the loans extended to that risk group are not taken into account in calculating the loan limits applicable to that risk group.

The BRSA determines the permissible ratio of non-cash loans, futures and options, other similar transactions, avals, guarantees and sureties, transactions entered into with, or bills of exchange, bonds and other similar capital markets instruments issued or guaranteed by credit and other financial establishments, governments, central banks and banks of the countries accredited with the BRSA for the purpose of calculation of loan limits.

The following credits are exempt from the above-mentioned lending limits:

(a) transactions backed by cash, cash equivalents and precious metals.

(b) transactions made with the Treasury, the Privatization Agency and the Mass Housing Administration or against bonds and bills issued by or payment of which is guaranteed by these institutions;

(c) transactions carried out amongst banks on the basis set out by the BRSA;

(d) transactions carried out with the Central Bank;

(e) any increase in a credit resulting from an increase in the value of the respective currency and interests accrued and other charges on overdue credits provided that subsequently allocated credits in a foreign currency shall be taken into consideration at the exchange rate applied on the date of utilization thereof for calculation of lines of credit in the event a new credit is allocated to the same person;

(f) equity participations acquired at no cost and any increase in the value of equity participations not requiring any payment;

(g) transactions which are taken into account as deductibles in calculation of a bank's equity;

(h) transactions carried out in markets established by the Central Bank or pursuant to special laws; and

(i) equity participations acquired through underwriting commitments in public offerings provided that such participations are disposed of in a manner and at a time determined by the BRSA.

Loan Loss Reserves

Pursuant to Article 53 of the Banking Law, banks must formulate, implement and regularly review policies regarding: compensation for losses that have arisen or are likely to arise in connection with loans and other

receivables and to reserve adequate level of provisions against impairment in the value of other assets; the quality and classification of assets; receipt of guarantees and measurement of their value and reliability. In addition such policies must address issues such as monitoring the loans, follow-up procedures and the repayment of overdue loans.

However, since the Banking Law has recently been enacted, related detailed regulations have not been laid down by the BRSA. According to the Banking Law, the provisions of existing BRSA regulations which are not contrary to the provisions of the Banking law are still applicable. Accordingly the procedures relating to loan loss reserves for non-performing loans are still subject to the provisions of the Regulation on the "Principles and Procedures Related to the Determination of the Loans and Other Receivables for which Provisions Shall be Set Aside by Banks and to the Provisions to be Set Aside," which came into effect on June 30, 2001.

Pursuant to the Regulation dated June 30, 2001, banks are required to classify their loans and receivables in one of the following groups:

I. *Standard Loans and Other Receivables: This group involves loans and other receivables:*

(1) which have been disbursed to natural persons and legal entities with financial creditworthiness;

(2) the principal and interest payments of which have been structured according to the solvency and cash flow of the debtor;

(3) the reimbursement of which has been made within specified periods, for which no reimbursement problems are expected in the future and which can be fully collected; or

(4) for which no weakening of the creditworthiness of the debtor concerned has been found.

II. *Closely Monitored Loans and Other Receivables: This group involves loans and other receivables:*

(1) which have been disbursed to natural persons and legal entities with financial creditworthiness and for the principal and interest payments of which there is no problem at present, but which need to be monitored closely due to reasons such as negative changes in the solvency or cash flow of the debtor, probable materialisation of the latter or, significant financial risk carried by the person utilising the loan;

(2) whose principal and interest payments according to the conditions of the loan agreement are not likely to be repaid according to the terms of the loan agreement and where the persistence of such problems might result in partial or full non-reimbursement risk;

(3) which are, very likely to be repaid, but any delay not to exceed the due dates by more than 90 days in the collection of the principal and interest payments which are overdue for justifiable reasons; or

(4) although the standing of the debtor has not weakened, there is a high likelihood of weakening due to the debtor's irregular cash flow which is difficult to control.

III. *Loans and Other Receivables with Limited Collection Ability: This group involves loans and other receivables:*

(1) with limited collectibility due to the resources of, or the securities furnished by, the debtor, being found insufficient to meet the debt on the due date, and in case the problems observed are not eliminated, they are likely to give rise to loss;

(2) the creditworthiness of whose debtor has weakened and where the loan is deemed to have weakened;

(3) collection of whose principal and interest or both, has been delayed for more than 90 days but not more than 180 days from the due date; or

(4) in connection with which, the bank is of the opinion that collection by the bank of the principal or interest of the loan or both will be delayed for more than 90 days from the due date owing to reasons such as the debtor's difficulties in financing working capital or in creating additional liquidity.

IV. *Loans and Other Receivables with Remote Collection Ability: This group involves loans and other receivables:*

(1) which seem unlikely to be repaid or liquidated under existing conditions;

(2) in connection with which there is a strong likelihood that the bank will not be able to collect the full loan amount that has become due or payable, under the terms stated in the loan agreement;

(3) whose debtor's creditworthiness is deemed to have significantly weakened but which are not considered as an actual loss due to such other factors as merger, possibility of finding new financing or a capital increase; or

(4) there is a delay of more than 180 days but not more than one year from the due date in the collection of the principal or interest or both.

V. *Loans and Other Receivables Considered as Losses: This group involves loans and other receivables:*

(1) which are deemed to be uncollectible;

(2) collection of whose principal or interest or both has been delayed by one year or more from the due date; or

(3) for which, although carrying the characteristics stated in the third and fourth categories, the bank is of the opinion that they have become weakened and that the debtor has lost his creditworthiness, due to the strong possibility that it will not be possible to fully collect the amounts that have become due and payable within a period of over one year.

The regulation on the "Principles and Procedures Related to the Determination of the Loans and other Receivables for which Provisions shall be Set Aside by Banks and to the Provisions to be Set Aside", dated June 30, 2001 (the "Procedures Regulation") requires Turkish banks to provide a general reserve calculated at 0.5% of the loan cash portfolio plus 0.1% of the non-cash loan portfolio (letters of guarantee, acceptance credits, letters of credit undertakings and endorsements classified in groups I and II above). In addition, special provisions must be set aside for non-performing loans and receivables in groups III, IV and V described above, in the amounts of 20%, 50% and 100%, respectively, of the relevant loan or the receivable.

Pursuant to the Procedures Regulation all loans and receivables in groups III, IV and V described above and all receivables, principal and/or accrued interest on such receivables which are not paid within 90 days following its due date are defined as "frozen receivables." All amounts owed by a customer who has a frozen receivable are collectively classified as such by the banks.

Banks must also monitor the following types of security based on their classification:

Category I Collateral: Cash and deposits, promissory notes and debentures issued directly or guaranteed by the Treasury, Mass Housing Administration and the Privatisation Administration, securities issued directly or guaranteed by the central governments and central banks of countries which are members of the OECD, and securities to be issued directly or guaranteed by the European Central Bank.

Category II Collateral: Gold and other precious metals, stocks quoted on an exchange, asset-backed securities, private sector debentures, sureties and letters of guarantee issued by banks operating in Turkey in accordance with their maximum credit limits, guarantees of banks operating in OECD member countries, sureties of the central governments and central banks of OECD member countries, guarantees and sureties of the European Central Bank, credit derivatives providing protection against the credit risk, the assignment or pledge of receivables of companies against Turkish public authorities, liquid securities and negotiable instruments representing commodities, all kinds of commodities and movables pledged at market value, mortgages on real properties registered with the title deed registry and on real properties constructed on allocated lands provided that the appraised value is sufficient and client negotiable instruments.

Category III Collateral: Commercial enterprise pledges, export documents, vehicle pledges, mortgages on aircraft or ships, sureties of real or legal persons with high credibility and other client promissory notes.

Category IV Collateral: Any other security not otherwise included in Categories I, II or III.

While calculating the special provision requirements for non-performing loans, the value of collateral received from the borrower will be deducted from the frozen receivables in groups III, IV and V above in the following proportions in order to determine the amount that will be subject to special provisioning:

Category I Collateral	100%
Category II Collateral	75%
Category III Collateral	50%
Category IV Collateral	25%

Pursuant to the Procedures Regulation the assessment, accounting, reporting principles are determined in accordance with the Accounting Standards to be Used by the Banks, Uniform Accounting Plan and Prospectus.

Exchange Rate Exposure

On February 19, 2006, the regulation on the "Calculation of the Standard Ratio of the Net Short Foreign Currency Position to the Capital Base on a Consolidated and a Unconsolidated Basis by the Banks and its Implementation" was published in the Turkish Official Gazette No. 26085 (the "Calculation Regulation").

The "net position" is defined in the Calculation Regulation as the difference between the New Turkish Lira equivalent of foreign currency assets and the New Turkish Lira equivalent of foreign currency liabilities of a bank. Foreign currency assets are a bank's entire foreign currency asset accounts (including accounts held at branches outside Turkey), assets indexed to foreign currency and foreign exchange purchase undertakings fixed by a term. Foreign currency liabilities are a bank's entire foreign exchange liabilities accounts (including its accounts in its branches abroad), liabilities indexed to foreign exchange and foreign exchange sale undertakings fixed by a term.

According to the Calculation Regulation, banks are obliged to calculate the standard ratio of their net short foreign currency position to their capital base daily in accordance with the criteria on the declaration forms to be sent to the BRSA by the banks as provided by the Calculation Regulation. The weekly average of the absolute values of the standard ratios of a bank's net short foreign currency position to its capital base calculated over the working days in that week cannot exceed 20%. This upper limit applies to calculations based on both consolidated and non-consolidated financials.

If the standard ratios of a bank's short foreign currency position to its capital base exceed the upper limit, the bank is obliged to indicate the reasons for such excess in the declaration form to the BRSA. For unconsolidated financials, any excess on the weekly ratios should be eliminated in the following two weeks. The upper limit cannot be exceeded for more than six times in a calendar year irrespective of whether or not they have been previously eliminated. For consolidated financials, any excess on the ratios should be eliminated by the next accounting period. The upper limit cannot be exceeded more than once in a calendar year irrespective of whether or not any prior excess has been eliminated.

If it is discovered through investigations that fictitious transactions were made in order to maintain the legally required ratios, the values corresponding to such transactions are deducted retrospectively from assets and liabilities and the standard ratios are recalculated for the relevant period. Whether a transaction is fictitious or not depends on the client who is a party to the transaction and whether the transaction has a proper economic rationale.

Capital Adequacy

In October 1989, a weighted risk assets, non-cash credits and obligations/capital ratio was introduced in order to strengthen the capital structure of the banking system in accordance with international capital base standards established by BIS. The ratio was set at 5% in 1989 and reached 8% in 1992. In the event that this ratio is found to be under 8% for any bank, the amount of capital necessary to achieve such ratio must be committed within the period to be determined by the board of directors, which shall not exceed six months following the end of the financial year in which the finding is made. In the Regulation on "Measurement and Assessment of Capital Adequacy of Banks" published in the Official Gazette, No. 24657 (the "Capital Adequacy Regulation"), a standard ratio has been introduced to be applied and implemented in the capital increase of the banks and in the protection of banks' net worth against all possible losses which could arise due to existing and potential risks. Such ratio is called the "Capital Base Divided By Risk-Bearing Assets, Non-cash Credits and Obligations Standard Ratio."

Under the Capital Adequacy Regulation, as well as Article 45 of the Banking Law, banks are required to maintain and report a capital adequacy ratio set at 8% (both on a consolidated and unconsolidated basis). Subordinated loans are listed as one of the items that constitute supplementary capital (i.e., tier two capital). In the event that the aggregate tier two capital exceeds 100% of the capital of a bank or the aggregate subordinated loans exceed 50% of the capital of a bank, such excess is not taken into account in calculating the capital of such bank.

In compliance with the Basel Committee standards, the Capital Adequacy Regulation also introduced the concept of tier three capital that is defined to include loans that (i) are fully paid-up and unsecured, (ii) have an

original term of at least two years, (iii) do not permit set-off of the payments, waivers of the payment obligations or repayments before due dates without the prior consent of the BRSA, (iv) incorporate a lock-in clause to prevent payment of interest or principal in the event such payments may give rise to capital weakness of the bank (e.g., non-compliance with capital adequacy ratios, etc.) and (v) are in compliance with banking customs and rules.

The banks will be entitled to use tier three capital solely to support market risk. Tier three capital will be limited to 250% of a bank's capital that is used to support market risk, and not credit risk. Under the Capital Adequacy Regulation, the provision relating to tier three capital was only effective from July 1, 2002, in respect of calculations of tier three capital on a consolidated basis.

Reserves and Liquidity Reserve Requirement

Currently, the Central Bank requires Turkish banks to provide a general reserve calculated as 0.5% of their cash loan portfolios plus 0.1% of their non-cash loan portfolios excluding loans in arrears. Furthermore, Turkish banks are also required to maintain additional mandatory reserves for New Turkish Lira liabilities and foreign currency liabilities in the amount of 6% and 11%, respectively, with the Central Bank on specific accounts. The period for maintaining such reserves is 14 days.

According to the regulation on foreign exchange net position/capital base issued by the BRSA and published in the Official Gazette dated February 19, 2006 and numbered 26085, for both unconsolidated and consolidated financial statements, the weekly average of the absolute values of the standard ratio of a bank's net short foreign currency position to its capital base calculated over the working days in that week cannot exceed 20%. The "net position" is defined in the new Regulation as the difference between the New Turkish Lira equivalent of foreign currency assets and the New Turkish Lira equivalent of foreign currency liabilities of a bank. Foreign currency assets are a bank's entire foreign currency asset accounts (including its accounts in its branches abroad), assets indexed to foreign currency and foreign exchange purchase undertakings fixed by a term. Foreign currency liabilities are a bank's entire foreign exchange liabilities accounts (including its accounts in its branches abroad), liabilities indexed to foreign exchange and foreign exchange sale undertakings fixed by a term. In case the standard ratio of a bank's short foreign currency position to its capital base exceeds the upper limit, the bank is obliged to indicate the reasons for such excess in the declaration form to the BRSA. For unconsolidated financials, any excess on the weekly ratios should be eliminated in the following two weeks. The upper limit cannot be exceeded for more than six times in a calendar year irrespective of whether or not any prior excess has been previously eliminated. For consolidated financials, any excess on the ratios should be eliminated prior to the next accounting period. The upper limit cannot be exceeded more than once in a calendar year irrespective of whether or not they have been eliminated.

Auditing

Banks are required to provide consolidated financial statements on a semi-annual basis which must be prepared in accordance with consolidation principles promulgated by the BRSA. Year-end consolidated financial statements need to be audited whereas semi-annual consolidated financial statements are subject to limited review procedures by independent auditing firms.

The reports prepared by the independent auditing firms are also filed with the CMB if the bank's shares are quoted on the İstanbul Stock Exchange. The CMB has the right to inspect the accounts and transaction records of any publicly traded company. In addition, semi-annual reports that are subject to audit review must be filed with the CMB in respect of the first six months of each year.

All banks (public and private) also undergo an annual audit by certified bank auditors. These auditors are organised under the BRSA. These audits encompass all aspects of a bank's operations, its financial statements and also other matters affecting the bank's financial status, including its domestic banking activities, foreign exchange transactions and tax liabilities. Additionally, such audits seek to ensure compliance with applicable laws and with each bank's constitutional documents. The Central Bank has the right to monitor compliance by banks with the Central Bank's regulations through off-site examinations.

In the event that the results of such an audit shows that a bank's financial structure has or may become seriously weakened or that applicable banking regulations have been violated, the BRSA may demand that the board of directors of the bank takes a variety of remedial measures including measures to strengthen its financial position. For example, pursuant to the Banking Law, the BRSA may require a bank to increase its share capital or collect the unpaid portion of the share capital, not to distribute dividends, to provide for doubtful debts, to close down some of its branches, to cease offering employment, to implement similar cost savings measures, to sell

fixed assets or subsidiaries, wholly or partially, to avoid transactions which carry undue risk and/or to limit or stop making loans, to call a general assembly of shareholders; or to take such other necessary measures as may be applicable.

If there is no improvement, or in cases where it is not possible to strengthen the financial position of the bank, the BRSA may take a variety of measures including the dismissal of management, transfer all of the management and control and privileges of shareholders (except dividends), of the bank to the SDIF, or revoke the license of the bank to perform banking operations and/or to accept deposits, with an affirmative vote of at least five members of the BRSA.

Pursuant to the Banking Law, banks are required to establish and operate adequate and efficient internal control, risk management and internal audit systems that are in harmony with the scope and structure of their activities, that can respond to changing conditions and that cover all their branches and undertakings subject to consolidation in order to monitor and control the risks that they encounter. Pursuant to the Banking Law, internal control activities must be the responsibility of the internal control department, whose personnel are to be subject to the supervision of the board of directors. Risk management activities must be the responsibility of the risk management department, whose personnel are to be subject to the supervision of the board of directors. Internal audit activities shall be performed in an impartial and independent manner exercising due professional care by an adequate number of auditors.

The SDIF

Article 111 of the Banking Law relates to the SDIF and its principles. The SDIF has been established to develop trust and stability in the banking sector by strengthening the financial structures of Turkish banks, restructuring Turkish banks as needed and insuring the savings deposits of Turkish banks. The SDIF is a public legal entity, set up to insure savings deposits held with banks. The SDIF is responsible for and authorized to take measures for restructuring, transfers to third parties and strengthening the fiscal structures of banks, the shares of which and/or the management and control of which, have been transferred to the SDIF in accordance with Article 71 of the Banking Law, as well as other duties imposed on it.

(a) Insurance of Deposits and Participation Funds

Pursuant to Article 63 of the Banking Law, the savings deposit and participation funds belonging to real persons in credit institutions are insured by the SDIF. The coverage and amount of the savings deposit participation funds belonging to real persons which will be subject to insurance is set by the SDIF Board upon the approval of the Central Bank, the Board and the Treasury. The risk-based insurance premium rate cannot exceed twenty per thousand of the deposit and participation fund subject to insurance on an annual basis. The tariff, collection time, method and other conditions of the risk-based insurance premium is set by the SDIF Board upon consulting the Board. SDIF may borrow, upon an authorisation from the Treasury, or it might borrow government securities from the Treasury, where it is deemed necessary. The principles and procedures regarding government securities including their interest rates and terms and conditions of repayments to the Treasury shall be determined together by the Treasury and the SDIF. The provisions concerning indebtedness contained in financial year budget laws as well as the provisions of Articles 5 and 6 of the Law No. 4749 on the Regulation of Public Finances and Debt Management shall also be valid for these securities.

(b) Power to Require Advances from Banks

The SDIF Board (after consultation with BRSA) may decide that advance payments be collected from banks in the amount of up to the total insurance premium paid by them in the previous year, which will be deducted from their future premium obligations. Decisions regarding such advances should indicate the interest rate applicable.

(c) Contribution of the Central Bank

Where the resources of the Fund do not match its needs, the Central Bank may give advances to the SDIF upon the request of SDIF. The maturity, amounts, repayment conditions, interest rates and other conditions of the advance will be determined by the Central Bank upon consultation with the SDIF.

(d) Saving Deposits and Participation Funds that are not subject to Insurance

Deposits, participation funds and other accounts held by controlling shareholders of the relevant credit institution as well as their parents, spouses and children under their custody and by the Chairman, Board

members, general managers and deputy general managers as well as their spouses, parents and children under their custody and deposits; participation funds and other accounts covered by assets generated through the offenses mentioned in Article 282 of the Turkish Criminal Code No. 5237 and dated September 26, 2004 and other deposits; and participation funds and accounts determined by the Board are in each case not covered by insurance of the SDIF.

(e) Premiums as an Expense Item

The insurance premiums paid by credit institutions to the SDIF are considered as expenditure in determining the corporate tax base.

(f) Liquidation

In the event of bankruptcy of a bank whose management and control have been transferred to the SDIF, the SDIF shall participate in the committee of bankruptcy as a privileged creditor and shall liquidate the bank having the duties and powers of the bankruptcy office and creditors' meeting and the bankruptcy administration.

Accordingly, pursuant to resolutions adopted by the BRSA in July 2003, the practice of providing a full guarantee, which becomes effective upon a takeover of a bank's shares by the SDIF, against all liabilities including booked off-balance sheet liabilities, was terminated as of July 2004. Since then only up to NTL 50,000 of savings deposit accounts and participation funds in New Turkish Lira and foreign currency and gold deposit accounts held by natural persons with domestic branches of Turkish banks are covered by the guarantee.

Cancellation of Banking License

If the results of an audit show that a bank's financial structure has seriously weakened, the BRSA may require the board of directors of such bank to take measures to strengthen its financial position. Pursuant to the Banking Law:

In the event the BRSA in its sole discretion determines that

- the assets of a bank are insufficient or are likely to become insufficient to cover its obligations as they become due or
- the bank is not complying with liquidity requirements or
- the bank's profitability is such as to make it unable to conduct its business in a secure manner or
- the regulatory equity capital of such bank is not sufficient or is to likely to become insufficient or
- the assets of such the bank have been impaired in a manner weakening its financial structure or
- the by-laws and internal regulations of such bank are in breach of the Banking Law, relevant regulations or the decisions of the BRSA or
- such bank fails to establish internal control, risk management systems and internal audit systems or to effectively conduct such systems or any factor impedes the supervision of such systems or
- imprudent acts of such bank's managers, materially increase or weaken the bank's financial structure,

the BRSA may require such bank:

- to increase the amount of the bank's equity;
- to suspend the distribution of profits temporarily and transfer such to the reserves for a period to be determined by the BRSA;
- to increase the provisions set aside;
- to stop extending loans to shareholders;
- to dispose of its assets in order to strengthen its liquidity;
- to restrict or stop its new investments;
- to restrict payment of fees and other types of payments;
- to cease its long term investments;
- to comply with the relevant banking legislation;

- to review the loan policies and cease its risky transactions; and
- to take all actions to decrease the foreign exchange and interest risks.

In the event the aforementioned actions are not taken (in whole or in part) by that bank or its financial structure cannot be strengthened despite its having taken such actions or its financial structure has become so weak that it could not be strengthened, then the BRSA may require such bank:

- to correct the financial structure;
- to increase its liquidity and/or capital adequacy;
- to dispose of its fixed or long term assets within a reasonable period of time;
- to decrease its operational and management expenditures;
- to stop any payments to employees other than the regular payments;
- to restrict or prohibit the provision of any cash or non-cash loans to certain third persons, institutions, risk groups or sectors;
- to convene the extraordinary general assembly in order to change one or several or all of the board members or assign new member(s) to the board of directors, in the event any board member is responsible for the failure to apply the aforementioned actions;
- to remove from office the responsible employees and
- to carry out short, medium and long term plans and projections which will be approved by the BRSA and the members of the board of directors and the shareholders with qualified shares to turn this plan into a written commitment and to request results of the implementation of such plans periodically to decrease the risks incurred by the bank.

In the event the aforementioned actions are not (in whole or in part) taken by that bank or are not sufficient to cause such bank to continue its business in a secure manner, the BRSA may require such bank:

- to restrict or temporarily suspend its activities including all the organisation of the relevant activity, or the domestic or overseas branches to be deemed necessary or the relations with correspondent banks;
- to apply all kind of restrictions including the restrictions with respect to the collection and extension of funds, including interest rates and maturity limitations;
- to dismiss some or all of the general manager, deputy general managers, relevant unit and branch directors including board of directors and obtain the approval of the BRSA for persons to be appointed or selected in place of the persons removed from office;
- to provide long-term loans to an extent that is not more than the amount of deposit or participation funds that is subject to insurance, with adequate guarantee to be provided from the shares of dominant partners and other assets;
- to restrict or suspend the activities that are causing losses and liquidate the low-efficient and inefficient assets;
- to merge with another willing bank or banks;
- to provide new shareholders to be deemed appropriate, in order to increase its own equity; and
- to deduct the resulting loss from the equity.

In the event (i) the aforementioned actions are not (in whole or in part) taken by that bank within a period of time set forth by the BRSA or in any case within twelve months or (ii) the financial structure of such bank cannot be strengthened even if having taken such actions (in whole or in part) or the financial structure of the such has become so weak that it could not be strengthened even if the actions were taken or (iii) the continuation of the activities of such bank would jeopardise the rights of the depositors and the participation fund owners and the security and stability of the financial system or (iv) such bank cannot cover its liabilities as they become due or (v) the total amount of the liabilities of such bank exceeds the total amount of its assets or (v) the controlling shareholders or managers of such bank are found to have made use of that bank's resources for their own interests, directly or indirectly or fraudulently, in a manner that jeopardised the secure functioning of the bank or caused such bank to sustain a loss as a result of such misuse, then the BRSA, with the affirmative vote of at least five of its board members, may revoke the license of such bank or to transfer the shareholder rights except dividends and the management and supervision of the banks to the SDIF, for the purposes of transferring, selling or merging them partially or fully, on the condition that the loss will be deducted from the capital of the existing partners.

The controlling shareholders and managers of banks whose operating permissions have been revoked or which have been transferred to the SDIF shall return and compensate for the resources used as well as the damages arising from such misuse, within the period of time to be given by the SDIF, provided that the provisions of the Banking Law with regard to the personal liability are reserved.

In the event that the license of a bank to engage in banking operations and/or to accept deposits is revoked, such bank's management and audit will be taken over by the SDIF. Any and all execution and bankruptcy proceedings (including preliminary injunction) against such bank would be discontinued as from the date on which the BRSA's decision to revoke such bank's license is published in the Official Gazette and new execution and bankruptcy proceedings shall not be initiated.

The publication date shall be regarded as the date of notification to relevant parties. From the date of revocation of such bank's license, the creditors of such bank may not request the clearing of its debts through its receivables acquired through assignment or deduction of such. Clearing and deduction transactions to give rise to such consequence shall be deemed null and void for the bank. The SDIF must take extraordinary measures for the protection of the rights of depositors and other creditors of such bank whose management and audit has been taken over by the SDIF due to revocation of its banking license. The insured portions of the clearly proven savings deposit and participation funds at the credit institutions whose operating permission has been revoked are paid from the resources of the SDIF. In practice, the SDIF may designate another bank that is under its control. For example, in the case of insured depositors of Imarbank, the SDIF designated Pamukbank as the bank through which payments would be made. The SDIF is required to institute bankruptcy proceedings in the name of depositors against a bank whose banking license is revoked.

Annual Reporting

Pursuant to the Banking Law, banks are required to prepare an annual activity report that includes information about their status, management and organisation structures, human resources, activities, financial situations, assessment of the management and expectations from the future; together with financial statements, summary of board of directors' report and independent auditing report.

The Communiqué on Annual Reports published in the Official Gazette on September 8, 2005 regulates the procedures and principles regarding the annual reports of banks to be published at the end of each fiscal year. According to the Communiqué, a bank's financial performance and the risks that it faces need to be assessed in the annual report. The annual report is subject to the approval of the board of directors and must be submitted to shareholders at least 15 days before the ordinary general meeting of the bank. Each bank must submit a copy of its annual report to the BRSA by the end of April and keep a copy of it in its headquarters and branches.

THE TURKISH SECURITIES MARKET

The following information has been derived from publicly available information and has not been independently verified by us, the Selling Shareholders or the Managers.

Introduction

There has been an organised securities market in Turkey since 1866, although by the late 1970s the markets had been substantially dormant for many years. In 1981, the Capital Markets Law was enacted, which established the CMB as the main regulatory body with responsibility for supervision and regulation of the Turkish securities markets. The ISE was re-established in 1985 and recommenced operations in early 1986.

The Capital Markets Board

The principal function of the CMB is to assist the development of the securities markets in Turkey and thereby contribute to the efficient allocation of financial resources in the Turkish economy and to ensure adequate protection for investors. The CMB supervises and regulates, among others, public companies, banks and other financial intermediaries, mutual funds, investment corporations, investment consulting firms and rating firms that offer their services to institutions operating in the capital markets.

As the capital markets regulator, the CMB promulgates regulations relating to Turkish capital markets and the rules which participants in such markets are required to observe. CMB regulations require registration with the CMB of all securities to be publicly offered in Turkey, as well as certain private placements. A prospectus filed with the CMB for registration must include all information reasonably necessary to enable a prospective investor to assess the merits of the issuer and the proposed investment. The CMB may refuse registration in the event that it is not satisfied with the quality of the issuer or the level of disclosure in the prospectus. The type and scope of information required to be disclosed to the public under CMB regulations is considerably less detailed than disclosure requirements in more developed markets such as the United States or the United Kingdom.

The Istanbul Stock Exchange

Governance

The ISE is governed by an Executive Council composed of five members. After nomination by the CMB, the President, who also acts as the chief executive officer, of the Executive Council is appointed by the Government. Four other members of the Executive Council represent the three categories of the ISE members: the investment and the development banks, the corporate banks, and the brokerage houses. The ISE is the only stock exchange in Turkey.

Trading and Settlement

In December 1993, the ISE launched a computerised trading system known as Electronic Purchase and Sale System. Although this trading system was used initially for 50 stocks that were not the subject of heavy trading, in December 1994 the ISE converted fully to this trading system. The ISE operates two computer dealing rooms at its new premises and approximately 150 brokers are eligible to trade through the auspices of the ISE. The brokers, after receiving orders by telephone, enter positions and transact sales by computer, just as would be done in the treasury departments of most investment banks. Since December 2001, ISE members have also been able to route their orders directly to the ISE automated trading system through an interface software, called Ex-API. Through Ex-API, members route the orders (either collected or derived by their own back office systems) directly to the ISE automated trading system and instantaneously receive order and trade confirmations. The electronic communication acts as a sales contract. At the end of each trading session the ISE gives all brokers a breakdown of all the transactions that they have completed.

Updated trading prices for stocks traded on the ISE are conveyed in real time to data vendors such as Bloomberg and Reuters for international dissemination. After each trading session, the ISE publishes a daily bulletin, which sets out for each security, amongst other information, the high and low sales price, the closing sales price, trading volume and weighted average sales price. The information contained in the bulletin is customarily extracted and published on the following day in major newspapers in Turkey. All transactions are on a cash basis and settlement must take place on the second business day after the execution of a trade. Most equity securities traded on the ISE are in bearer form. In practice, shares in registered form, which are traded on the ISE are represented by share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form.

Trading on the ISE is conducted on each business day in Turkey, with the morning session taking place from 9:30 a.m. to noon, and the afternoon session taking place from 2:00 p.m. to 4:30 p.m. İstanbul time. In 1996, the ISE introduced four new markets, the first for trading in less liquid shares or in shares not eligible for listing on the national stock exchange (Second National Market), the second for telecommunication, information technologies, electronic, internet, computer manufacturing, software and hardware, media or technology companies with growth potential (New Economy Market), the third for companies under special surveillance and investigation due to extraordinary situations with respect to stock transactions of companies traded on the ISE (Watch List Companies Market). The final market is the Wholesale Market, permitting the sale of stocks which are traded on the National Market and the Second National Market as well as those which are not traded on the İstanbul Stock Exchange, through capital increase or sale of stocks of existing shareholders to predetermined and/or unidentified buyers. In the Wholesale Market, the session takes place on each business day between 11:00 a.m. and noon.

The ISE was closed on December 30, 2004 and December 31, 2004 in order to enable its members to carry out necessary preparations relating to the introduction of the New Turkish Lira. Based on an ISE decision, in line with the implementation of the New Turkish Lira, all arrangements based on TL1,000,000 (nominal) = 1,000 shares = 1 lot were amended to NTL 1.00 (nominal) = 1 share = 1 lot.

Turkish capital markets legislation requires shares of a company listed on a Turkish securities exchange to be traded exclusively on that exchange. The CMB has announced that this requirement applies only to brokerage firms licensed to trade on the stock exchange and to orders placed with them by investors; transfers between principals that do not involve a public offering may be transacted outside a stock exchange. However, as Turkish foreign exchange legislation requires non-resident investors to execute their trades in listed securities through a duly licensed brokerage firm or a bank, the exemption may be limited in scope as a practical matter.

Dematerialisation of Shares and the Central Registry

The Capital Markets Law was amended at the end of 1999 to require share certificates of public companies to be replaced by an electronic book-entry registration system maintained by a central registry institution incorporated as a private legal entity. Further to its communiqué on the procedure and principles for the registration of dematerialised securities and the regulation on procedure and principles for the establishment, operation and supervision of the Central Registry, the CMB determined to proceed with the dematerialisation of the shares traded on the ISE. Since September 2005, shares traded on the ISE and physically held by Takasbank have been dematerialised in their entirety and may only be held through the Central Registry, a private company owned by various market participants and regulated by the CMB. Investors have until the end of 2007 to submit any printed share certificates held elsewhere. However, newly issued shares are no longer printed but entered into the book-entry system of the Central Registry.

Trading Prices and Fluctuations

Trading prices for securities listed on the ISE are generally limited to a daily range established by the ISE. Accordingly, traders are not permitted to place orders at prices which are 10% higher or 10% lower than the base price of the relevant security for the preceding trading session. The base price is the price which is taken as the basis for determining the highest and lowest price limits within which the stock may be traded in one trading session. The base price is determined by rounding to the nearest price step the average weighted price at which trades were realised and recorded in the immediately preceding trading session. The stock market director, however, may double, and the Chairman of the ISE may lift, the limits for a particular trading session either ex officio or upon application by a certain number of exchange members. In the absence of such actions by ISE officials, price fluctuations of stocks traded on the ISE must be within the range established for each session. If required by extraordinary adverse circumstances, the Chairman of the ISE may suspend trading in any listed security for up to five business days and suspend operations of the ISE entirely for a period of up to three days. The CMB may suspend the operations of the ISE for a period of up to 15 days upon the request of the Executive Council, and the relevant Minister of State may order a suspension of up to one month upon the request of the CMB. Only the Council of Ministers of Turkey may suspend the operations of the ISE for a period exceeding one month. Since the ISE recommenced operations in 1986, its operations have been suspended four times: first, due to the 1999 earthquake for six working days (August 17, 1999 to August 24, 1999); second, after the terrorist attacks of September 11, 2001, for one day; third, following the terrorist attacks in İstanbul on November 11, 2003, for two days; and forth, for preparations relating to the introduction of the New Turkish Lira on December 30, 2004, for two days.

Listing Requirements

The ISE requires that a company meet certain profitability and minimum shareholding standards as a condition to listing securities on the ISE. Certain important listing requirements for securities are set out below:

- Three calendar year annual and the latest quarterly financial statements must have been independently audited and, for group companies, consolidated financial statements must have been prepared.
- A minimum of three calendar years must have elapsed since the company's incorporation and the financial statements for the last three calendar years should be available.
- The company must have earned profits before taxes in the last two consecutive years (in the previous year if the market value of the offered shares is at least NTL 35 million or the free float rate is at least 35%) (this amount is increased by the Executive Council of the Istanbul Stock Exchange in accordance with the revaluation rate that is announced annually).
- The company's minimum net equity must be NTL 12 million as shown in its latest independently audited balance sheet (this amount is increased by the Executive Council of the İstanbul Stock Exchange in accordance with the revaluation rate that is announced annually).
- The free float rate must be a minimum of 25% (the free float rate can be less than 25% if the market value of the offered shares amounts to a minimum of NTL 35 million) and the market value of the offered shares must amount to a minimum of NTL 18 million (this amount is increased by the Executive Council of the Istanbul Stock Exchange in accordance with the revaluation rate that is announced annually).
- The Executive Council must have had the company's financial situation examined and accepted its ability to continue as a going concern.
- The articles of association should not include any provision limiting the transfer and trading of the security or any provision preventing a shareholder from exercising his or her rights.
- There should not be any material legal dispute which will affect the production and activity of the corporation.
- The company should not have stopped production for more than three months within the last year for reasons other than those that are acceptable by the Executive Council of the ISE and there should not be any requests or proceedings for the liquidation or arrangements in bankruptcy of the corporation or any other related process identified by the ISE.
- The securities must comply with the ISE Executive Council's criteria of current and possible trading volume in the market.
- It must be documented that the establishment and activities of the corporation and the legal status of the share certificates comply with the legislation to which they are subject.

Disclosure Requirements

In addition to the reporting requirements of the CMB, companies whose shares are listed on the ISE are required to comply with the information and disclosure requirements of the ISE. There are two types of disclosure requirements, one relating to financial statements and the other relating to special situations. Disclosure requirements regarding financial statements are set out below:

- Financial statements must be presented on a quarterly basis according to CMB standards.
- Audited year-end financial statements and reports prepared in accordance with CMB accounting standards must be submitted to the ISE within a period of ten weeks following the end of the accounting period (if companies are required to submit consolidated financial statements, the period extends to 14 weeks following the end of the accounting period).
- Audited six-month results must be submitted to the ISE within six weeks (eight weeks for banks) following the end of the accounting period (if companies are required to submit consolidated financial statements, the period is extended to 8 weeks following the end of the accounting period).
- Unaudited first quarter and third quarter financial statements must be submitted within four weeks (six weeks for banks) following the end of the accounting period (if companies are required to submit consolidated financial statements, the period is extended to 8 weeks following the end of the accounting period).

The CMB has issued Communiqué no. XI-25 "Communiqué on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communiqué, the CMB stated that, as an alternative, application of accounting standards prescribed by the International Accounting Standards Board and the International Accounting Standards and Standing Interpretations Committee will also be considered to be compliant with CMB accounting standards. However, on March 17, 2005, the CMB issued a resolution and declared that the application of inflation accounting is no longer required for companies operating in Turkey. Reporting in accordance with CMB accounting standards became effective from January 1, 2005.

The "disclosure communiqué" of the CMB requires the following conditions, amongst others, to be disclosed to the public:

- any direct or indirect change of control of the company;
- any direct or indirect acquisition of 5%, 10%, 15%, 20%, 25%, 33⅓%, 50%, 66⅔% or 75% or more of the issued share capital or voting rights of such public company by a person or persons acting together, and thereafter of their transactions in the shares or voting rights of such company when the total number of shares or voting rights traded falls below or exceeds such thresholds, and of acquisition or divestment of 10% or more of the capital of or voting power in another company;
- acknowledgement of voting agreements by the company;
- any direct or indirect acquisition of 5%, 10%, 15%, 20%, 25%, 33⅓%, 50%, 66⅔% or 75% or more of the issued share capital or voting rights of such public company by investment funds belonging to the same sponsor, and thereafter of their transactions in the shares or voting rights of such company when the total number of shares or voting rights traded falls below or exceeds such thresholds;
- any purchase or sale of the shares of the company by the directors, senior managers, any other employees with the authority to make material decisions with respect to the company and direct or indirect holders of 5% of the share capital or voting rights of such company;
- when large amounts of shares are sold on the ISE; and
- any information that may affect investors' investment decisions or the value of securities.

Disclosure of Beneficial Interests in Shares

Persons becoming direct or indirect holders of 5%, 10%, 15%, 20%, 25%, 33⅓%, 50%, 66⅔% or 75% or more of the issued share capital or voting rights of a public company in Turkey are required to notify the CMB, the ISE and the public company of the acquisition and, thereafter, to notify the ISE and the public company of their transactions in the shares or voting rights of the public company when the total number of the shares or voting rights traded falls below or exceeds these thresholds. The names, domiciles and the numbers of shares or voting rights purchased by such persons should be included in a notice sent to the CMB and the ISE. The identity of such persons is publicly disclosed by the ISE.

Insider Trading

Insider trading is defined in the Capital Markets Law as benefiting from, or permitting others to benefit from, or avoiding losses through, or enabling others to avoid losses through, the use of non-public information which may affect the value of securities. Insider trading violations are punishable by prison terms of two to five years and by fines ranging from NTL 50,000 to NTL 125,000. For an act to constitute an insider trading violation, the information must be utilised in a manner which provides an unfair advantage over other investors. Activities such as market manipulation, disseminating misleading information and engaging in activities unauthorised by the CMB are also punishable by the same penalties applicable to insider trading. The minimum fine imposed as a result of any of the above listed acts is three times the monetary gain obtained through such actions. Notwithstanding these sanctions, the effectiveness of this legislation depends largely on the extent to which its provisions are observed by intermediaries and investors and enforced by the CMB. To the extent these provisions are not observed or enforced, prices of securities traded on the ISE may be affected by trading based on material non-public information. Recently, a number of court decisions have imposed insider trading sanctions.

Market Volatility

The ISE is also a highly volatile market, and the ISE-100 has fluctuated between US cent 0.46 to US cent 3.55 since 2001 (as of April 12, 2006). Trading on the ISE has traditionally been characterised by a high degree of short-term speculative trading, which is at least partially attributable to the relatively underdeveloped institutional investor

base in Turkey and to the relatively small (but growing) size of the retail investor base, which is composed of mainly high net worth individuals. The average daily trading volume in the shares of the ten most traded companies on the ISE was NTL 193,887 thousand during 2001, NTL 214,437 thousand during 2002, NTL 338,100 thousand during 2003, NTL 427,562 thousand during 2004, and NTL 437,760 thousand during 2005.

As at December 31, 2005, 304 Turkish companies were listed on the ISE (12 companies were suspended from trading). As at December 31, 2005, the total market capitalisation of all companies with equity securities regularly traded on the ISE was approximately NTL 216,524 million. The average daily trading value of the stocks of all companies whose shares were listed on the ISE was approximately NTL 837,040 thousand in 2004 and was approximately NTL 1,045 million in 2005. The free float of shares listed on the ISE is approximately NTL 66,594 million, with approximately 66% of this amount held by persons not resident in Turkey.

A disproportionately large percentage of the market capitalisation and trading value of the ISE is represented by a small number of listed companies that are mainly listed on the ISE-30 Index. The total market capitalisation of the companies trading on the ISE-30 Index as at December 31, 2005 was NTL 143,497 million, representing approximately 66% of the market capitalisation of all companies trading on the ISE as of such date. As of December 31, 2005, the combined market capitalisation of the ten companies with the greatest market capitalisations whose shares regularly trade on the ISE was approximately NTL 110,914 million, which represented approximately 51% of the market capitalisation of all companies regularly trading on the ISE as of such date.

In 1997, the ISE began to calculate a new series of stock market indices. Today, there are eleven indices:

- the ISE National-All Shares Index, which is composed of all National Market companies except investment trusts;
- the ISE National-30, which is composed of the 30 largest National Market companies based, in part, on market and trading values;
- the ISE National-50, which is composed of the 50 largest National Market companies based, in part, on market and trading values;
- the ISE National-100, which has been calculated since the inception of the ISE and is composed of the 100 largest National Market companies in terms of market and trading values;
- the ISE National-Industrials Index, which is a sectorial index composed of food, beverage, textile, leather, wood, paper, printing, chemical, petroleum, plastic, non-metal mineral products, basic metals, metal products and machinery manufacturers;
- the ISE National-Services Index, which is a sectorial index composed of electricity, transportation, tourism, wholesale and retail trade, telecommunications and sports companies;
- the ISE National-Financials Index, which is a sectorial index composed of banks, insurance, leasing, factoring, holding and investment, and real estate investment trust companies;
- the ISE National-Technology Index, which is a sectorial index composed of information technology and defense companies;
- the ISE Investment Trusts Index, which is a sectorial index composed of investment trust companies;
- the ISE Second National Index, which comprises of companies trading on the Second National Market;
- the ISE New Economy Index, which is a sectorial index composed of companies trading in the new economy market;
- the Corporate Governance Index, which is composed of companies complying with the Corporate Governance Principles of the CMB (the index was established on February 23, 2005).

All of the indices are weighted by the publicly-held portion of each constituent company and, for the convenience of foreign investors, are also computed and maintained in U.S. dollar terms. The composition of the ISE National-30 and ISE National-100 are adjusted quarterly, on the first trading day of January, April, July and October. In order to be included in the ISE National-30, at the end of the evaluation period, the market value of a stock must be greater than the median market value of all stocks traded in the National Market (among the top 75% in the case of the ISE National-100), and the daily average traded value of the stock, excluding primary, special and block sales, must be greater than the median daily average traded value of the National Market (among the top 75% in the case of the ISE National-100). The ISE indices are displayed on the screens of various domestic and international data vendors.

The total trading value of the ISE between 2001 and 2005 was an average of $120,168 million per year and ranged from $80,400 million in 2001 to $201,763 million in 2005. The average daily trading value between 2001 and 2005 was an average of $482 million per quarter and ranged from $186 million in 2001 to $920 million in 2005.

The following table sets forth, for each period indicated, the number of trading days on the ISE during such period, the total trading value during such period and the average daily trading value during such period, in both nominal New Turkish Lira and U.S. dollars.

		Number of Trading Days	Total Trading Value	Average Daily Trading Value[(1)]	
			(in millions of dollars)	(in nominal NTL)	(in millions of dollars)
2000	1st quarter	58	62,647	603,507,084	1,080
	2nd quarter	64	50,881	481,369,487	795
	3rd quarter	64	31,058	312,889,366	485
	4th quarter	60	37,347	422,156,984	622
2001	1st quarter	59	24,208	306,960,209	410
	2nd quarter	64	24,246	443,225,336	379
	3rd quarter	63	11,737	256,532,949	186
	4th quarter	62	20,209	491,615,874	326
2002	1st quarter	60	18,670	421,388,660	311
	2nd quarter	64	13,432	289,081,644	210
	3rd quarter	65	12,436	314,713,025	191
	4th quarter	63	26,219	667,642,086	416
2003	1st quarter	58	13,487	382,011,381	233
	2nd quarter	63	20,926	502,601,213	332
	3rd quarter	66	21,878	457,656,581	331
	4th quarter	59	43,875	1,061,340,604	744
2004	1st quarter	60	45,436	1,003,955,937	757
	2nd quarter	63	28,814	654,305,579	457
	3rd quarter	65	33,648	763,787,015	518
	4th quarter	61	39,857	939,642,324	653
2005	1st quarter	62	54,910	1,168,591,716	886
	2nd quarter	64	35,376	749,257,673	553
	3rd quarter	65	53,530	1,097,846,225	824
	4th quarter	63	57,947	1,240,731,915	920
2006	1st quarter	60	73,801	1,637,257,730	1,230
	2nd quarter (through April 20)	14	14,551	1,281,283,450	968

(1) Translated for each day using daily historical exchange rates.

The following table sets forth, for each of the quarters indicated, the ISE National-100 Index on the first business day of each quarter, the lowest and highest levels of the ISE National-100 Index during such quarter, the ISE National-Industrial Index on the first business day of such quarter and the lowest and highest levels of the ISE National-Industrial Index during such quarter, in both nominal New Turkish Lira and U.S. cents.

	ISE National-100 Index						ISE National-Industrials Index					
	On 1st Business Day of Quarter		Low During Quarter		High During Quarter		On 1st Business Day of Quarter		Low During Quarter		High During Quarter	
	(NTL)	(cents)	(NTL)	(cents)	(NTL)	(cents)	(NTL)	(cents)	(NTL)	(cents)	(NTL)	(cents)
2002 .... 1st quarter	14,078	0.98	10,594	0.78	15,000	1.08	11,578	0.80	8,985	0.66	12,409	0.89
2nd quarter	11,622	0.87	8,627	0.53	12,606	0.97	9,385	0.70	8,234	0.51	9,960	0.77
3rd quarter	9,565	0.61	8,748	0.53	10,782	0.65	9,017	0.57	8,532	0.52	10,242	0.62
4th quarter	9,057	0.55	8,809	0.54	14,058	0.89	8,736	0.53	8,644	0.53	13,183	0.84
2003 .... 1st quarter	10,599	0.64	8,893	0.51	11,775	0.73	10,100	0.61	9,055	0.52	11,394	0.70
2nd quarter	9,774	0.58	9,774	0.58	11,579	0.82	10,018	0.59	10,018	0.59	12,062	0.77
3rd quarter	10,750	0.77	10,352	0.74	14,031	1.04	10,803	0.77	10,405	0.74	13,372	0.99
4th quarter	13,444	0.97	13,444	0.97	18,625	1.34	12,800	0.92	12,800	0.92	16,299	1.17
2004 .... 1st quarter	19,148	1.38	16,966	1.27	20,887	1.59	16,651	1.20	15,207	1.15	18,376	1.40
2nd quarter	20,322	1.56	15,922	1.04	20,485	1.57	18,193	1.39	14,586	0.96	18,401	1.41
3rd quarter	18,290	1.25	18,077	1.26	22,307	1.50	15,807	1.08	15,690	1.09	19,900	1.33
4th quarter	21,723	1.45	21,613	1.44	24,972	1.85	19,626	1.31	19,589	1.31	21,375	1.46
2005 .... 1st quarter	25,445	1.90	24,423	1.77	28,396	2.22	21,046	1.57	20,399	1.48	23,385	1.83
2nd quarter	25,741	1.92	23,286	1.70	27,136	2.02	21,586	1.61	18,820	1.37	22,129	1.65
3rd quarter	27,617	2.08	27,378	2.04	33,864	2.54	22,195	1.67	22,108	1.65	27,489	2.06
4th quarter	34,301	2.53	30,767	2.25	39,837	2.96	26,915	1.99	24,740	1.84	31,290	2.33
2006 .... 1st quarter	39,791	2.95	39,791	2.95	47,729	3.63	30,938	2.29	30,938	2.29	35,245	2.68
2nd quarter (through to April 20)	44,028	3.27	41,861	3.11	44,284	3.31	33,289	2.47	32,753	2.44	34,351	2.57

FOREIGN INVESTMENT AND EXCHANGE CONTROLS

Until the promulgation of Decrees 28 and 30 on the Protection of the Value of the Turkish Currency in 1983, which granted Turkish citizens limited rights to hold and trade foreign currencies, Turkish exchange regulations strictly controlled exchange movements. After the establishment of a foreign exchange market in August 1988, the exchange rate of the Turkish Lira began to be determined by market forces, and today, banks in Turkey set their own foreign exchange rates independently of those announced by the Central Bank. Pursuant to Decree 32, issued in August 1988 and amended in June 1991, the Government abolished restrictions on the convertibility of the Turkish Lira by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, enabling Turkish citizens to purchase securities on foreign securities exchanges, permitting residents and non-residents to buy foreign exchange without limitation and to transfer such foreign exchange abroad, and permitting Turkish companies to invest abroad, without ministerial approval, up to $5 million.

Decree 32 provides that persons not resident in Turkey may purchase and sell shares of Turkish companies provided that such transactions are effected through a bank or broker authorised by Turkish capital markets legislation. Decree 32 further provides that a non-resident person may freely repatriate dividends received and proceeds of their sale in respect of such shares. Decree 32 requires that the dividends received and the proceeds of sale of the shares be transferred through Turkish banks or participation banks.

Law No. 4875 on Direct Foreign Investments, which replaced the Law No. 6224 on June 17, 2003, defines foreign direct investment as, among other things, share acquisitions, outside a stock exchange or through a stock exchange, where the foreign investor owns 10% or more of the shares or voting power. Pursuant to Law No. 4875 foreign investment in Turkey is no longer subject to prior approval. As a result of the adoption of Law No. 4875, and subject to the provisions of Decree 32, foreign investors are now subject to the same requirements as a domestic investor when investing in a Turkish company.

Law No. 4875 requires a public Turkish company to notify the Foreign Investment Directorate, in the event non-resident holders acquires 10% or more of the share capital or voting rights of such public company. Also, the Capital Markets Law requires shareholders that become direct or indirect holders of 5%, 10%, 15%, 20%, 25%, 33 ⅓%, 50%, 66⅔% or 75% or more of the issued share capital or voting rights of a public company in Turkey to notify the CMB and the ISE of such acquisition and of their subsequent transactions in the shares or voting rights of such company until the total number of shares or voting rights of such public company traded falls below such thresholds. The names, domiciles and the number of shares or voting rights purchased by such investors must be provided to the CMB and ISE. The identity of such investors is publicly disclosed by the ISE.

Under Turkish law, Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign exchange in corporate banks. Capital transfers outside of Turkey of more than $5 million for the purpose of setting up a representative office, branch or subsidiary or participating in an existing company, however, continue to require permission from the Ministry with which the Undersecretariat of Treasury is affiliated.

TAXATION

The following discussion is a summary of certain Turkish tax, United Kingdom tax and U.S. federal income tax considerations relating to an investment in our Shares. The discussion is based on current law and is for general information only. The discussion below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership or disposition of our Shares. You should consult your own tax advisors concerning the tax considerations applicable to your particular situation. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Offering Circular, all of which are subject to change, possibly with a retroactive effect.

The Republic of Turkey

The following summary of the certain Turkish tax matters which are in force on the date of this Offering Circular was reviewed by Eratalar Yönetim Danışmanlığı A.Ş. and describes the principal tax consequences of the purchase, ownership and disposition of Shares. It is not a complete description of all the possible tax consequences and you should consult your own tax advisors concerning the Turkish laws and other tax considerations applicable to your particular situation.

Corporate Taxation

A corporation which has been incorporated in Turkey or has its principal place of management in Turkey, which we refer to as a resident corporation, is subject to a corporate tax which is levied at a rate of 30% of the corporation's taxable income. As noted below, dividends distributed to resident and non-resident individuals and to non-resident corporations acting without creating a permanent establishment in Turkey are subject to 10% income withholding tax while the dividends distributed to resident corporations and non-resident corporations acting through a permanent establishment in Turkey are not subject to an income withholding tax. The transfer of earnings and of reserves to capital is not deemed to be a distribution of dividends and thus, no withholding tax applies in case of such a transfer. Furthermore, the following is not subject to any withholding: (a) dividends distributed with respect to 1998 and previous years' corporate profits, (b) dividends distributed with respect to corporate tax exempted income between 1999 and 2002 and (c) dividends distributed under the scope of Temporary Article 61 of the Income Tax Law.

Under the Draft Corporate Tax Code that is currently under discussion and is expected to become effective retroactively from January 1, 2006, the corporate tax rate will decrease to 20%. Furthermore, under the Draft Corporate Tax Code, dividends distributed to non resident corporations acting without a permanent establishment or permanent representative in Turkey will be subject to a 15% withholding tax. However, notwithstanding the withholding tax rate set forth in the Draft Corporate Tax Code, the Council of Ministers has the discretion to reset the withholding tax rate. If the Council of Ministers chooses not to exercise this power, the rate will remain at the 10% rate previously determined by the Council of Ministers.

Furthermore, under the Law No. 5478 related to the Amendments to the Income Tax Code, the regulation related to investment allowances is abolished effective from January 1, 2006. These investment allowances allow taxpayers to deduct a part of their investment expenditures from their tax base. After January 1, 2006, only the following investment expenditures would be entitled to allowances:

1. Investment expenditures that began before January 1, 2006 and continued after January 1, 2006 under investment incentive certificates issued before April 24, 2003;

2. Investment expenditures realised after January 1, 2006 that are unified with an economic or technical standpoint with investments started before January 1, 2006; and

3. Investment allowance amounts as of December 31, 2005 that have not been deducted from the previous years' income because of insufficient taxable profits.

The foregoing investment allowances must be used prior to December 31, 2008. In the event the taxpayer benefits from such investment allowances in 2006, 2007 and 2008, the profits of these years will become subject to taxation at a rate of 30%.

Taxation of Dividends

Dividends paid to non-resident individuals and corporations

Dividends paid on our Shares to an individual who is not resident in Turkey or to a non-resident corporation which does not have a permanent representative or permanent establishment in Turkey are subject to income withholding tax at a rate of 10%. As described above, under Draft Corporate Tax Code such rate will be increased to 15% (however the rate will remain 10% if the Council of Ministers does not issue a new decree). However, the provisions of bilateral tax treaties will continue to apply.

Dividends distributed to non-resident corporations acting through a permanent establishment or permanent representative in Turkey are not subject to income withholding tax. However, a 10% withholding tax will be imposed if and when dividends are transferred by the permanent establishment or permanent representative to its headquarters outside Turkey. As noted above, under the Draft Corporate Tax Code this withholding rate is 15% (however the rate will remain 10% if the Council of Ministers does not issue a new decree).

Non-cash dividends (including bonus shares) are not subject to withholding tax.

Dividends paid to resident individuals and corporations

Dividends distributed to resident individuals are subject to income withholding tax at a rate of 10%. In addition, half of the gross amount of the dividend paid to resident individuals is exempt from income tax. The rest will be subject to declaration in the event the amount, when combined with certain other income, exceeds a specified amount (expected to be NTL 18,000 for 2006). The amount subject to declaration will become subject to tax at a rate between 20% and 40% (expected to be 15% and 35% under the Draft Code related to the Amendments to the Income Tax Code). The withholding tax calculated on the dividend distribution is offset against the income tax.

Income tax declarations are required to be filed annually in March of the year following the year of the payment of the dividend. The payment shall be made in two installments, in March and in July.

Non-cash dividends (stock dividend) gained through the addition of profits into capital are not subject to the declaration requirement.

Dividends distributed to resident corporations are not subject to income withholding tax. Furthermore, dividends paid to resident corporations by the resident corporations are exempt from the corporate tax.

Tax Treaty Effect

If a double taxation treaty is in effect between Turkey and the country of the holder of the Shares (in some cases, for example, within the treaties with the United Kingdom and the United States, the term "beneficial owner" is used), which provides for the application of a lower income withholding tax rate than the rate otherwise paid, then either the lower rate will be applied on the dividend or the holder of the Shares may, in certain circumstances, recover a portion of the income withholding tax paid. In order to receive benefits under an applicable double taxation treaty, purchasers of Shares will be required to present to the custodian of the Shares in Turkey an original copy of a certificate of residence drawn up and signed by the competent authority referred to in Article 3 of the treaty (including a copy translated by the translation office) verifying that the purchaser is subject to taxation over its worldwide income in its country on the basis of full liable taxpayer status.

Taxation of Capital Gains

According to an amendment made to the Income Tax Law by Law No. 5281 published in the Official Gazette dated December 31, 2004, the taxation and declaration methods for capital gains derived from disposal of shares through authorised intermediary banks and brokerage houses in Turkey have been changed significantly. These changes have become effective on January 1, 2006, and will be valid for a ten year period between January 1, 2006 and December 31, 2015.

In this respect banks and intermediary institutions in Turkey are obliged to withhold a 15% tax on the capital gains derived by any kind of investors from the trading of shares excluding any shares quoted on the ISE that are held for longer than one year. Furthermore, the Ministry of Finance is authorised to give responsibility to the parties or the intermediaries of the transactions for withholding the tax. Pursuant to this authority, the Ministry of Finance authorised the custody banks to withhold the tax on transactions consummated by non-resident investors.

Withholding taxation for capital gains is applied on a quarterly basis. Therefore, the capital gains of an investor derived from the sale of shares for a three-month period shall be calculated and shall become subject to a 15% withholding tax. The tax base shall be calculated as the difference between the sale price and the purchase price including the commissions and Banking and Insurance Transaction Taxes paid. The "First in First Out" method of accounting is required to be applied for calculating the tax base. However, for same day transactions, the weighted average method may be used. Profits and losses relating to the same type of securities may be offset but losses may not be carried forward to the next calendar year. The aggregate amount withheld for the first three quarters of the same calendar year will be adjusted based on the aggregate net gain (or loss) for the full calendar year. This is effected through a voluntary tax declaration and refund of any excess tax payments.

The provisions of any applicable bilateral tax treaties are not affected by the foregoing. Under the Communiqué No. 257 related to the application of the new withholding tax regime it is stipulated that the benefits of bilateral tax treaties should be applied at the source. Accordingly, the resident of a contracting State that demands the exemption of withholding tax or the application of withholding tax at a reduced rate to benefit from the provisions of the bilateral tax treaty concluded between Turkey and the concerned State, is required to present a certificate of residence drawn up and signed by the competent authority referred to in Article 3 of the Treaty, verifying that the concerned party is subject to taxation over its worldwide gains in that State on the basis of fully liable taxpayer status, as a resident of the concerned State. The Certificate of Residence should then be translated into Turkish and delivered to the custody bank in Turkey that is responsible for applying the withholding tax.

This withholding tax will be the final tax on the capital gains derived by resident individuals and non-resident individuals and non-resident corporations.

Resident corporations are required to include such capital gains in their annual profit; the withholding tax may be offset against the corporate tax calculated on the capital gain. Resident entities may benefit from a corporate tax exemption with respect to shares that they hold at least two years provided that certain conditions are met.

Taxation of Non-Resident Investment and Mutual Funds

As of January 1, 2006, non-resident investment funds will be subject to the same taxation principles as other non-resident entities with respect to shares purchased after January 1, 2006.

Tax Treaties

The Republic of Turkey has concluded bilateral tax treaties with certain countries. The existence of the treaties may affect the application of the general tax law.

A list of countries with which the Republic of Turkey currently has bilateral tax treaties is provided below:

Albania	Israel	Slovakian Republic
Algeria	Italy	Slovenia
Austria	Japan	South Korea
Azerbaijan	Jordan	Spain
Bangladesh	Kazakhstan	Sudan
Belarus	Kyrgyz Republic	Sweden
Belgium	Kuwait	Syria
Bulgaria	Latvia	Tajikistan
China	Lithuania	Thailand
Croatia	Luxembourg	Tunisia
Czech Republic	Macedonia	Turkmenistan
Denmark	Malaysia	Ukraine
Egypt	Moldova	Uzbekistan
Estonia	Mongolia	United Arab Emirates
Finland	Morocco	United Kingdom
France	Netherlands	United States of America
Germany	The Turkish Republic of Northern Cyprus	—
Greece	Norway	—
Hungary	Pakistan	—
India	Poland	—
Indonesia	Romania	—
Iran	Singapore	—

United Kingdom Taxation

The comments below are of a general nature and are based on the current United Kingdom law, and HM Revenue and Customs practice as at the date of this Offering Circular and the provisions of the double taxation treaty between the United Kingdom and Turkey in force as at the date of this Offering Circular; (which we refer to as the Turkey-U.K. Treaty). This summary covers the principal United Kingdom tax consequences of holding Shares for holders who:

- are resident in the United Kingdom for tax purposes;
- are not resident in Turkey; and
- who do not have a permanent establishment or fixed base in Turkey with which the holding of Shares is connected. Such persons are referred to as "U.K. Holders".

In addition, this summary:

- only addresses the tax consequences for U.K. Holders who hold the Shares as capital assets and does not address the tax consequences which may be relevant to certain other categories of U.K. Holders, for example, dealers;

- assumes that the U.K. Holder is not a company which either directly or indirectly controls 10% or more of the share capital or the voting power or the profits of the company; and
- assumes that the U.K. Holder does not hold the Shares on trust.

The principal United Kingdom tax consequences for certain non-U.K. Holders are also covered in this summary. The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular U.K. Holder or non-U.K. Holder. Accordingly, potential investors should satisfy themselves as to the overall tax consequences, including the consequences under United Kingdom law and practice, of the acquisition, ownership and disposition of Shares in their own particular circumstances, by consulting their own tax advisers.

Dividends

A dividend paid by us may, depending on the circumstances of the person entitled to it, be subject to Turkish tax. Under the Turkey-U.K Treaty, Turkish withholding tax on dividends paid to a U.K. Holder will be limited to 20% of the gross dividend, however, as this rate exceeds the rate of Turkish withholding tax currently imposed under Turkish law (10%), the Turkey-U.K. Treaty will not act to reduce the rate of Turkish tax on dividends. See "The Republic of Turkey—Taxation of Dividends."

A U.K. Holder or a holder which is not resident in the United Kingdom but which carries on a trade, profession or vocation in the United Kingdom through a branch or agency (in the case of an individual) or a permanent establishment (in the case of a company) in connection with which the Shares are held will generally be subject to United Kingdom income tax or corporation tax, as the case may be, on the gross amount of any dividend paid by us. A credit for Turkish withholding tax should be given against any United Kingdom tax liability in respect of the dividend.

Capital Gains

Under the provisions of the Turkey-U.K. Treaty and Turkish local tax law, a gain arising to a United Kingdom resident holder of Shares will not normally be subject to tax in Turkey, provided the gain does not arise in Turkey within a period of one year from the date of the acquisition of the Shares. A disposal or deemed disposal of Shares by:

- a U.K. holder;
- an individual holder who is ordinarily resident in the United Kingdom; or
- a holder who is not resident in the United Kingdom but who carries on a trade in the United Kingdom through a branch or agency (in the case of an individual) or a permanent establishment (in the case of a company) in connection with which the Shares are held, may give rise to a chargeable gain or allowable loss for the purposes of United Kingdom taxation of capital gains depending on the individual circumstances of the holder. In the case of a U.K. Holder, which is a company, an indexation allowance can be used to reduce or eliminate a chargeable gain but not to create or increase an allowable loss. If the U.K. Holder is an individual, taper relief (if available) can be used to reduce a chargeable gain. A U.K. Holder who is an individual is entitled to an annual exemption from U.K. tax on chargeable gains, currently of up to £8,800.

A U.K. Holder, who is subject to capital gains tax in Turkey on a disposal or deemed disposal of Shares, may be entitled to a credit for such Turkish taxation against his or her liability for United Kingdom tax.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty reserve tax will be payable on an agreement to transfer Shares provided that the Shares are not registered in a register kept in the United Kingdom by us or on our behalf. No United Kingdom stamp duty will be payable on a transfer of the Shares by delivery and no United Kingdom stamp duty will be payable on any written document for transfer provided that the document is executed and kept outside the United Kingdom, the Shares are located outside the United Kingdom and that written document does not relate to anything done or to be done in the United Kingdom (including payment).

United States Federal Income Taxation

The following is a description of certain material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our Shares. This description addresses only the U.S.

federal income tax considerations of holders that are initial purchasers of our Shares pursuant to the international offering and that will hold such Shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

- banks, financial institutions or insurance companies;
- real estate investment trusts, regulated investment companies or grantor trusts;
- dealers or traders in securities, commodities or currencies;
- tax-exempt entities;
- persons that received our Shares as compensation for the performance of services;
- persons that will hold our Shares as part of a "hedging," "conversion" or constructive sale transaction or as a position in a "straddle" for United States federal income tax purposes;
- certain former citizens or residents of the United States;
- persons that have a "functional currency" other than the United States dollar; or
- holders that own or are deemed to own 10% or more, by voting power or value, of our Shares.

Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our Shares.

This description is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, United States Treasury Regulations and judicial and administrative interpretations thereof, as well as on the tax treaty between the United States and Turkey, which we refer to as the Treaty, in each case as in effect and available on the date of this Offering Circular.

All the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a "U.S. Holder" is a beneficial owner of our Shares, that for U.S. federal income tax purposes, is:

- an individual citizen or resident of the United States;
- a partnership or corporation (or other entity treated as a partnership or corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof, including the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A "Non-U.S. Holder" is a beneficial owner of our Shares that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the U.S. federal income tax consequences of acquiring, holding, retirement or other disposition of our Shares.

You should consult your own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of our Shares.

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Distributions

Subject to the discussion below under "—Passive Foreign Investment Company Considerations," if you are a U.S. Holder, for U.S. federal income tax purposes, the gross amount of any distribution made to you of cash or property, other than certain distributions, if any, of our Shares distributed pro rata to all our shareholders, with respect to your Shares, before reduction for any Turkish taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," so long as we are eligible for benefits under the Treaty, non-corporate U.S. Holders generally will be taxed on such dividends received before January 1, 2009 at the lower rates applicable to long-term capital gains. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Further, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your Shares and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

If you are a U.S. Holder, and we pay a dividend in New Turkish Lira, any such dividend will be included in your gross income in an amount equal to the U.S. dollar value of New Turkish Lira on the date of receipt. The amount of any distribution of property other than cash will be fair market value of such property on the date of distribution.

If you are a U.S. Holder, dividends paid to you with respect to your Shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. If you are a U.S. Holder, you may not be eligible for a foreign tax credit against your U.S. federal income tax liability for any Turkish dividend withholding tax imposed due to the nature of such tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income." U.S. Holders should note that, under recently enacted legislation, the foreign tax credit limitation categories would be limited to "passive category income" and "general category income" with respect to taxable years beginning after December 31, 2006. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion below under "—Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your Shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or Exchange of Shares

Subject to the discussion below under "—Passive Foreign Investment Company Considerations," if you are a U.S. Holder, you generally will recognise gain or loss on the sale or exchange of your Shares equal to the difference between the amount realised on such sale or exchange and your adjusted tax basis in your Shares. Such gain or loss will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for our Shares exceeds one year. For non-corporate U.S. Holders, the U.S. income tax rate applicable to net long-term capital gain currently will not exceed 15 percent. The deductibility of capital losses is subject to significant limitations. As described under "—The Republic of Turkey—Taxation of Capital Gains," under current law a holder of Shares may be subject to Turkish tax upon the disposition of such Shares under certain circumstances. Although gain or loss, if any, generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes, U.S. shareholders who are eligible for benefits under the Treaty may treat such gain or loss as foreign source (subject to certain limitations under the U.S. rules regarding foreign tax credits applicable to foreign source capital gains). If you are not eligible for Treaty benefits, you may have insufficient foreign source income to utilise foreign tax credit attributable to any such Turkish tax imposed on a sale or disposition.

If you are a U.S. Holder, the initial tax basis of your Shares will be the U.S. dollar value of the New Turkish Lira denominated purchase price determined on the date of purchase. If our Shares are treated as traded on an "established securities market," a cash basis U.S. Holder or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If you convert U.S. dollars to New Turkish Lira and immediately use that currency to purchase Shares, such conversion generally will not result in taxable gain or loss to you.

With respect to the sale or exchange of Shares, the amount realised generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If our Shares are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects an accrual basis taxpayer, will determine the U.S. dollar value of the amount realised by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under "—Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realised on the sale or exchange of such Shares, unless:

- such gain is effectively connected with your conduct of a trade or business in the United States; or
- you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

- at least 75% of its gross income is "passive income;" or
- at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from the sale of stock (including gains from the sale of stock of certain subsidiaries), partnership interests, securities or commodities.

Based on certain estimates of our gross income and gross assets and the nature of our business, we were not classified as a PFIC in 2005 and we believe that we will not be classified as a PFIC in 2006. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we were classified as a PFIC, certain distributions by us to U.S. Holders, as well as gain recognised on the disposition of our Shares by U.S. Holders, would be treated as received in prior tax years. Such distributions or gain generally would be subject to the highest rates of tax on ordinary income in effect for such tax years and tax owed would be subject to an interest charge. In addition, if you are an individual beneficial holder of our Shares, you will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are classified as a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. If the Company were a PFIC in any year during a U.S. Holder's holding period for our Shares, it would generally be treated as a PFIC for each subsequent year. You will be required to file Internal Revenue Service Form 8621 if the Shares are held in any year in which we are classified as a PFIC.

If we were classified as a PFIC, you could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our Shares. You should consult your own tax advisor regarding the tax consequences that would arise if we were classified as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Shares made within the United States, or by a U.S. payor or U.S.

middleman, to a holder of Shares, other than an exempt recipient (including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28%.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of trade or business in the United States) the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that it is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certification is incorrect.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

General

EkspresYatırım Menkul Değerler A.Ş. ("EkspresInvest") is acting as International Lead Manager of the international offering and as the representative of the managers (the "Managers") named below. Under the terms of, and subject to, the conditions contained in an International Underwriting Agreement (the "International Underwriting Agreement") entered into between the Company, the Selling Shareholders and the managers, the Managers have severally agreed to procure purchasers, failing which to purchase, and the Company and the Selling Shareholders have agreed to sell, the number of shares indicated below:

Name	*Shares*
EkspresYatırım Menkul Değerler A.Ş.	35,400,000
DenizYatırım Menkul Kıymetler A.Ş.(1)	—

(1) This Manager has separately agreed to procure purchasers for the 24,600,000 shares being offered in the domestic offering pursuant in a Turkish underwriting agreement.

The International Underwriting Agreement provides that the obligations of the managers to purchase the shares are subject to receipt by them of opinions of counsel as to certain legal matters and to other conditions.

The Managers may elect to take delivery of all, or a portion, of the shares to be purchased by them under the International Underwriting Agreement. The Managers propose to offer the shares directly to institutional investors at an offer price per share of NTL 3.50 per share. Such offering will be made within the United States to qualified institutional buyers (as defined in Rule 144A) in reliance on Rule 144A and outside the United States in reliance on Regulation S. The offer price may be changed at any time without notice.

The Selling Shareholders have granted to the Managers an over-allotment option, exercisable for 30 days from the date of this offering memorandum, to purchase up to 9,000,000 additional shares, at the offering price. EkspresInvest, on behalf of the Managers, may exercise the over-allotment option solely for the purpose of covering over-allotments.

We, the Selling Shareholders and the majority of our other shareholders have agreed that, for a period of 180 days from the date of this offering memorandum, neither we nor such Selling Shareholders nor such other shareholders will, without the prior written consent of the EkspresInvest, dispose of or hedge any institutional shares or any securities convertible into or exchangeable for shares, subject to limited exceptions. EkspresInvest, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

The shares have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of shares within the United States by a dealer that is not participating in this offering may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

Settlement

Purchasers of the Shares in the international offering who do not maintain a custody account in Turkey should open a custody account with a recognized Turkish depository. Prospective purchasers will need to provide details of their custody accounts to EkspresInvest no later than May 8, 2006. The Shares will be delivered to the Turkish depository accounts of the purchasers on or about the Closing Date, subject to timely and satisfactory provision to EkspresInvest of account details.

Selling Restrictions

General

Except in connection with offers and sales of Shares in Turkey, no action has been taken or will be taken in any jurisdiction by the Managers or the Bank that would permit a public offering of the Shares, or possession or distribution of any offering document or any amendment or supplement thereto issued in connection with the

proposed sale of the Shares or any other offering or publicity material relating to the Shares, in any country or jurisdiction where action for such purpose is required. Each Manager has agreed that it will comply with such requirements, practices and guidelines in any jurisdictions relevant to the Offering (other than, save as set out below, the United States, the United Kingdom, the European Economic Area and Canada) as are customarily complied with by an international bank soliciting investors or undertaking an offering in such jurisdiction in all material respects.

Turkey

The Offering has been registered with the CMB pursuant to the provisions of the Capital Markets Law. Neither this offering circular nor any other offering material related to the international offering or the domestic offering may be utilized in connection with any general offering to the public within Turkey for the purposes of the sale of the Shares without the prior approval of the CMB.

United States

Each Manager has acknowledged that (A) the Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act; (B) such Manager has not solicited and will not solicit offers for, or offer or sell, Shares by means of any general solicitation or advertising in the United States or otherwise in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act; (C) none of it, its affiliates or any person acting on its or their behalf, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Shares; (D) such Manager, or any person acting on its behalf, will offer or sell, or solicit offers for, the Shares, as part of their initial distribution, only (1) to persons whom it reasonably believes are "qualified institutional buyers" as defined in Rule 144A under the Securities Act (a "Qualified Institutional Buyer"), or if any such person is buying for one or more institutional accounts of which such person is acting as fiduciary or agent, only when such Manager reasonably believes that each such account is a Qualified Institutional Buyer or (2) in offshore transactions within the meaning and meeting the requirements of Rule 903 under the Securities Act.

United Kingdom

Each Manager has represented and warranted that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state, (the "relevant implementation date") no Shares have been offered or will be offered to the public pursuant to the Offering in that relevant member state prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Shares may be made to the public in that relevant member state at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Managers; or

(d) in any other circumstances which do not require the publication by the Bank of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Share or to whom any offer is made under the Offering will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression an "offer of any Shares to the public" in relation to any Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the Joint Global Coordinators has been obtained to each such proposed offer or resale. The Company, the Managers and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Global Coordinators of such fact in writing may, with the consent of the Managers, be permitted to subscribe for or purchase Shares in the Offering.

Canada

Each Manager has represented and agreed that the Shares will only be offered or sold, directly or indirectly, in Canada only in the Canadian provinces of British Columbia, Ontario and Quebec and in compliance with applicable Canadian securities laws and accordingly, any sales of Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

The Managers and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for the bank and its affiliates. In addition, the Managers and their affiliates may in the future provide investment banking or other financial services to us, for which they will receive customary fees.

Japan

Each Manager has agreed that the Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended) and that, in connection with the offering of the Shares, it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Shares in Japan or to, or for the benefit of, any resident of Japan or to others for offering or sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

TRANSFER RESTRICTIONS

As a result of the following restrictions, we advise you to contact legal counsel prior to making any resale, pledge or transfer of the Shares.

The global offering is being made in reliance on Rule 144A and Regulation S, the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction and, accordingly, may not be offered or sold within the United States, except to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and outside the United States in accordance with Regulation S. Terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as so defined.

Regulation S

Each purchaser of the Shares outside the United States, by accepting delivery of this Offering Circular and the Shares, will be deemed to have represented and agreed as follows:

(1) It is aware that the sale of the Shares to it is being made pursuant to and in accordance with Rule 903 or 904 of Regulation S and it is, or at the time such Shares are purchased will be, the beneficial owner of those Shares, and it is located outside the United States (within the meaning of Regulation S) and it is purchasing the Shares in an offshore transaction meeting the requirements of Regulation S.

(2) It is not our affiliate or a person acting on behalf of such an affiliate.

(3) It understands that the Shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred except (a) in an offshore transaction in accordance with Rule 903 or 904 of Regulation S or (b) to a person whom the seller and any person acting on its behalf reasonably believe is a qualified institutional buyer purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, in each case in accordance with any applicable securities laws of any state of the United States.

(4) It acknowledges that we, the Selling Shareholders, the Managers and their respective affiliates will rely upon the truth and accuracy of the acknowledgements, representations and agreements in the foregoing paragraphs.

We will not recognise any resale or other transfer, or attempted resale or other transfer, in respect of the Shares made other than in compliance with the above-stated restrictions.

Rule 144A

Each purchaser of the Shares within the United States, by accepting delivery of this Offering Circular and the Shares, will be deemed to have represented and agreed as follows:

(1) It acknowledges that the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer.

(2) It is (i) a qualified institutional buyer, (ii) aware, and each beneficial owner of such Shares has been advised, that the sale to it is being made in reliance on Rule 144A and (iii) acquiring such Shares for its own account or for the account of a qualified institutional buyer.

(3) It agrees (or, if it is acting for the account of another person, such person has confirmed to it that such person agrees) that it (or such person) will not offer, resell, pledge or otherwise transfer those Shares except: (a) to a person whom it and any person acting on its behalf reasonably believe is a qualified institutional buyer purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (b) in an offshore transaction in accordance with Rule 903 or 904 of Regulation S or (c) in accordance with Rule 144A under the Securities Act (if available), in each case in accordance with any applicable securities laws of any state of the United States. The purchaser will, and each subsequent holder is required to, notify any subsequent purchaser from it of those Shares of the resale restrictions referred to in (a), (b) and (c) above. No representation can be made as to the availability of the exemption provided by Rule 144 for resale of the Shares.

(4) Notwithstanding anything to the contrary in the foregoing paragraphs, the Shares may not be deposited into any unrestricted depositary facility established or maintained by a depositary bank, unless and until such time as those Shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

(5) If it is acquiring Shares for the account of one or more qualified institutional buyers, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(6) It acknowledges that we, the Selling Shareholders, the Managers and their respective affiliates will reply upon the truth and accuracy of the acknowledgements, representations and agreements in the foregoing paragraphs.

Prospective purchasers are hereby notified that sellers of our Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Shares

Subject to the limitations described below, the Shares may be sold and transferred by delivery or by means of book-entry registration with accounts maintained with the Central Registry.

Turkish law requires non-resident investors to trade Turkish equity securities through a licensed Turkish bank or a brokerage firm. In addition, the CMB regulations require banks or brokerage firms to trade shares of a company quoted on a Turkish stock exchange exclusively on such exchange. Accordingly, following the global offering, non-resident investors may transfer the Shares only on the ISE, through a bank or a brokerage firm.

The global offering will be registered with the CMB under the provisions of the Capital Markets Law. This registration does not constitute a guarantee by the CMB or any other public authority with respect to the Shares or us. Neither this Offering Circular nor any other offering material related to the international offering may be utilised in connection with any general offering of Shares to the public within the Republic of Turkey without prior approval of the CMB.

LEGAL MATTERS

Certain legal matters will be passed upon for us and the Selling Shareholders by Chadbourne & Parke LLP, United States counsel and Chadbourne & Parke, English legal advisors to us and the Selling Shareholders. Certain legal matters relating to Turkish law will be passed upon for us and the Selling Shareholders by Pekin & Bayar, our Turkish legal advisors. Chadbourne & Parke LLP and Chadbourne & Parke may rely upon the opinion of Pekin & Bayar as to matters of Turkish law. Certain legal matters will be passed upon for the Managers by Baker & McKenzie LLP, United States counsel and English legal advisors to the Managers. Certain legal matters relating to Turkish law will be passed upon for the Managers by Cerrahoğlu Law Offices. Baker & McKenzie LLP may rely upon the opinion of Cerrahoğlu Law Offices as to matters of Turkish law.

INDEPENDENT AUDITORS

Our IFRS financial statements as at and for the year ended December 31, 2005 were audited by Deloitte and our IFRS Financial Statements as at and for the years ended December 31, 2003 and 2004 were audited by HLB, each of whose reports thereon is included in this Offering Circular.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

We maintain our books of accounts and prepare our statutory financial statements in New Turkish Lira in accordance with accounting principles required by the TCC, Turkish tax legislation, the Capital Markets Law and Turkish GAAP. Our annual and interim financial statements included in this Offering Circular are presented in New Turkish Lira and have been prepared and presented in accordance with IFRS, which comprise standards and interpretations approved by the International Accounting Standards Board and the International Accounting Standards and Standing Interpretations Committee.

IFRS differs from U.S. GAAP in certain respects that may be material to the financial information included in this Offering Circular. In making an investment decision, investors must rely upon their own examination of us, the terms of the international offering and the financial information contained herein. Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP and how those differences might affect the financial information included in this Offering Circular.

We have summarised below certain significant differences between IFRS and U.S. GAAP relevant to our IFRS Financial Statements. However, this summary does not purport to provide a comprehensive analysis, including quantification, of such differences but rather a list of potential differences in accounting principles related to our IFRS Financial Statements. We have not quantified these differences, nor have we undertaken a reconciliation of our IFRS Financial Statements to U.S. GAAP. Had we undertaken any such quantification or reconciliation, other potentially significant accounting and disclosure differences may have come to our attention that are not identified below. Accordingly, we cannot assure you that the identified differences in the summary below represent all of the principal differences relating to our IFRS Financial Statements.

The regulatory bodies that promulgate IFRS and U.S. GAAP have significant on-going projects that could affect a future comparison such as this. We have not attempted to identify future differences between IFRS and U.S. GAAP resulting from prescribed changes in accounting standards. Neither have we attempted to identify all future differences between IFRS and U.S. GAAP that may affect our IFRS Financial Statements as a result of transactions or events that may occur in the future.

General

U.S. GAAP is detailed and rule-based, giving very specific rules on particular topics, whereas IFRS normally address the principles that underlie an accounting issue. U.S. GAAP is more prescriptive with respect to disclosure requirements and the detail of disclosures with respect to substantially similar accounting policies may vary between U.S. GAAP and IFRS.

Revaluation and Impairment of Property

Under IFRS, there are two possible approaches to the revaluation of fixed assets. The benchmark treatment requires an asset to be carried at cost less its accumulated depreciation and impairment. Under the alternative treatment, the revaluation of fixed assets at fair value is permitted. An increase in the carrying amount of an asset as a result of a revaluation must be credited directly to equity under the revaluation surplus, unless such credit reverses a revaluation decrease for the same asset that was previously recognised as an expense. In such a case, the increase must be recognised in the income statement. A revaluation decrease must be charged directly against any related revaluation surplus for the same asset, with any excess being recognised as an expense. An entity must assess annually whether there are any indications that an asset may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss must be recognised in the income statement when an asset's carrying amount exceeds its recoverable amount.

Under U.S. GAAP, revaluations of fixed assets are not permitted, while recognition of an impairment is required if certain conditions are met. An impairment will be indicated if the undiscounted expected future cash flows from an asset are determined to be lower than the carrying value of such asset. Once it is determined that a fixed asset is impaired, the amount of the impairment, as under Turkish GAAP, is calculated as the difference between the carrying value of the fixed asset and the expected future cash flows from that asset on a discounted basis. Furthermore, impairments under U.S. GAAP cannot be reversed.

Business Combinations

A business combination involves the bringing together of separate entities into one economic entity. In practice, there are three types of business combination: acquisitions (one of the combining entities obtains control

over the other, enabling an acquirer to be identified); a uniting of interests or pooling (where it is not possible to identify an acquirer and the shareholders of the combining entities join in substantially equal arrangements to share control); and a group reorganisation (transactions among entities which operate under common control).

Under IFRS, business combinations are almost always accounted for as acquisitions and they require use of the purchase method of accounting to portray the financial effect of an acquisition. IFRS severely restricts the circumstances in which transactions can be recognised as a uniting of interests. Moreover, specific IFRS guidance about business combinations excludes from its scope transactions among entities under common control.

U.S. GAAP requires the use of the purchase method of accounting for all business combinations.

Under IAS 22 there is less prescriptive guidance with respect to recognition of intangible assets other than goodwill than is contained in U.S. GAAP (FAS 141).

IAS 22 allows alternative measurement of minority interest at historical or fair value.

U.S. GAAP provides more descriptive guidance with respect to identification of whether an acquisition represents a business which may result in identification of a goodwill intangible asset or whether acquired activities are less than a business and therefore would not result in recognition of goodwill.

Amortisation of Goodwill (Business Combination)

Under IFRS, all acquired identifiable intangibles and goodwill are capitalised and amortised. Negative goodwill is recognised in the income statements, first to match any identified expected costs, and then over the lives of the acquired depreciable assets.

Under U.S. GAAP, positive goodwill and certain identifiable intangibles (with indefinite lives) are capitalised, but not amortised. Negative goodwill is deducted proportionally from the purchase price allocated to certain acquired assets, but the carrying amounts of these assets cannot be reduced below zero. Any remaining negative goodwill is recognised as an extraordinary gain. Recognition is deferred if contingent consideration exists.

Under IFRS, there is a rebuttable presumption that the useful life of goodwill does not exceed 20 years. In certain limited cases, goodwill may be demonstrated to have a useful life in excess of 20 years. If the useful life does exceed 20 years, amortisation is still mandatory and the reasons for rebutting the 20-year maximum useful life presumption must be disclosed.

Under U.S. GAAP, following the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortised. Existing goodwill is required to be tested annually for impairment.

Under IFRS, in determining the cost of acquisition, the fair value of equity securities issued by the acquirer is determined at the date control is obtained. Contingent consideration is recognised when it is probable and reliably measurable.

Under U.S. GAAP, in determining the cost of acquisition, the fair value of listed equity securities issued by the acquirer generally is determined by reference to their market price for a reasonable period before and after the terms of the acquisition are agreed to and announced.

Under IFRS, contingent consideration is recognised when it is probable and reliably measurable. Under U.S. GAAP, contingent consideration is recognised when the contingency is resolved and the consideration becomes payable/issuable.

Consolidation and Investment in Subsidiaries

Under IFRS, subsidiaries must be excluded from consolidation if there are severe long-term restrictions on the exercise of the parent's rights to obtain cash flows or if the parent acquires the subsidiary and holds it exclusively for subsequent re-sale in the near future. Dissimilar activities between a parent and subsidiary are not grounds for excluding the subsidiary from consolidation. Under IFRS, entities that are excluded from consolidation may be classified as either available-for-sale or held for trading financial assets and measured at fair value.

Under U.S. GAAP, all investments in which a parent company has a controlling financial interest represented by the direct or indirect ownership of a majority voting interest (more than 50%) are required to be consolidated, except those in which control of the entity is not deemed to rest with the majority owner as a result of limitations in the rights of shareholders incorporated in the formation of the entity, or as a result of external actions that remove the control from the majority owner such as bankruptcy or nationalisation. Subsidiaries excluded from consolidation will be accounted for under the cost or equity method depending on the nature of equity interest and external restrictions.

Investments in Debt and Equity Securities

Upon acquisition or origination of a financial asset, IFRS requires that a company designate and subsequently account for the asset in one of the following four classifications:

- financial assets at fair value through profit or loss;
- held-to-maturity investments;
- loans and receivables; or
- available-for-sale financial assets.

IFRS allows that non-derivative financial instruments and non-securitised financial assets, including loans, may be designated as a financial asset at fair value, or as available-for sale financial asset, with fair value changes reported through equity. After initial recognition, an entity shall measure financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets:

- loans and receivables, not initially designated as financial assets at fair value or as available-for-sale financial assets, which shall be measured at amortised cost using the effective interest method;
- held-to-maturity investments, which shall be measured at amortised cost using the effective interest method; and
- investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, which shall be measured at cost.

An entity shall not reclassify a financial instrument into or out of the fair value through profit or loss category while it is held or issued.

U.S. GAAP requires that all derivative transactions be accounted for at fair value and provides for elective fair value accounting for select debt and equity investment securities. With respect to investment securities that have readily determinable fair values, and for all investments in debt securities, U.S. GAAP requires that upon acquisition those investments are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortised cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealised gains and losses included in earnings.
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealised gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

In limited circumstances an entity may transfer securities into or out of a trading category.

Under IFRS, a held-to-maturity asset or an originated loan or receivable is impaired if it is probable that the enterprise will not be able to collect all amounts due (principal and interest) according to the contractual terms. The impairment loss recognised in the income statement is the difference between the carrying amount and the recoverable amount, which is calculated by discounting the expected future cash flows at the original effective interest rate (i.e. the rate that is used to accrete interest). If the recoverable amount later increases due to an event subsequent to the write-down, then the impairment is reversed, but the reversal is limited to an amount that does not state the asset at more than what its amortised original cost would have been in the absence of an impairment.

Under U.S. GAAP, for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortised cost basis is other than temporary. For example, if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary impairment shall be considered to have occurred. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realised loss). The new cost basis shall not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities shall be included in the separate component of equity. Subsequent decreases in fair value, if not an other-than-temporary impairment, also shall be included in the separate component of equity.

Hedging Contracts and Derivatives

IFRS allows for initial designation of financial assets and liabilities as fair value instruments and allows companies to designate economically matched assets and liabilities as fair value instruments with current income statement recognition of changes in fair value. IFRS also allows for special hedge accounting for the fair value changes of recognised assets, liabilities, unrecognised firm commitments, highly probable forecasted transactions and net investments in foreign operations. Where such positions are appropriately identified along with derivative instruments in qualifying hedge relationship, IFRS requires that the current period impact on earnings of the change in fair value of the derivative instrument be offset by adjustment to the carrying value of recognised hedged assets or liabilities, or with respect to net investments and unrecognised hedged positions as an adjustment within the equity accounts. Where specified conditions are met, IFRS permits fair value hedge accounting to be used for a portfolio hedge of interest rate risk where the hedged item to be designated is an amount of a currency rather than as individual assets (or liabilities).

U.S. GAAP does not allow for designation of non-derivative or non-securitised financial assets as fair value instruments, nor does it allow for designation of financial liabilities as fair value instruments. U.S. GAAP allows for special hedge accounting for the fair value changes of recognised assets, liabilities, unrecognised firm commitments, highly probable forecasted transactions and net investments in foreign operations. Similar to IFRS, where such positions are appropriately identified along with derivative instruments in qualifying hedge relationships, U.S. GAAP requires that the current period impact on earnings of the change in fair value of the derivative instrument be offset by adjustment to the carrying value of recognised hedged assets or liabilities, or with respect to net investments and unrecognised hedged positions as an adjustment within the equity accounts. U.S. GAAP does not however allow for fair value hedge accounting to be used for a portfolio of interest rate risk but requires that hedge designation and accounting be applied at the individual transaction level.

Foreign Currency Transactions

Under IFRS, at the balance sheet date, foreign currency monetary balances are reported using the closing exchange rate. All differences that arise are recorded in the income statement.

Under U.S. GAAP, all receivables and payables outstanding at the balance sheet date are to be translated at the year-end exchange rate and all differences that arise are recorded in the income statement as unrealised foreign exchange gain/(loss).

Under IFRS, when financial statements are translated into a presentation currency other than the measurement currency, equity (excluding the current year's profit or loss) is retranslated at the closing rate at each balance sheet date. Under U.S. GAAP, when financial statements are translated into a reporting currency other than the functional currency, equity is not retranslated at the closing rate at each balance sheet date.

Under IFRS, fair value adjustments and goodwill arising on the acquisition of a foreign entity need not be retranslated at the closing rate at each balance sheet date. Under U.S. GAAP, fair value adjustments and goodwill arising on the acquisition of a foreign entity must be retranslated at the closing rate at each balance sheet date.

Under IFRS, fair value changes of financial assets designated as available-for-sale which are attributable to changes in currency exchange rates are reported in current earnings. Under U.S. GAAP, the fair value changes in investment securities classified as available-for-sale are reported as a component of accumulated other comprehensive income within the shareholder's equity accounts.

Provision for Risks and Charges

Under IFRS, a provision should only be made when (i) an enterprise has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable (more likely than not) that a future outflow of economic benefits will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. The entity must discount the anticipated cash flows expected to be required to settle the obligation if the impact is material.

The treatment of loss contingencies under U.S. GAAP is similar to IFRS. However, if a range of estimates for the obligation is determined and no amount in the range is more likely than any other amount in the range, the "minimum" (rather than the mid-point) amount must be used to measure the liability. The entity must discount the anticipated cash flows expected to he required to settle the obligation if the impact is material.

Sale and Leaseback

Under IFRS, capital gains from property sold are recognised at the time of sale when an operating lease is signed with the new owner under certain conditions. Under U.S. GAAP, any gain realised is deferred over the duration of the lease contract.

Fixed Assets

Under IFRS, a company has the alternative to account for certain fixed assets at amortised historical cost or re-value to fair value. Useful lives and methods of depreciation are reviewed periodically.

Under U.S. GAAP, historical cost is the only alternative, and thus fixed asset re-valuations would not be allowed. A periodic review of the method of depreciation is not required.

Deferred Taxes

IFRS measures deferred taxes using the tax rate enacted, or substantially enacted, where U.S. GAAP measures deferred taxes only on the enacted tax rate.

Under IFRS, deferred taxes are calculated on the temporary differences that arise on the measurement of assets and liabilities of a hyperinflationary country into the reporting currency. U.S. GAAP prohibits the recognition of such deferred tax liabilities or assets.

Under IFRS, deferred tax assets are recognised when recovery is probable. Under U.S. GAAP, deferred tax assets are recognised (i.e. no valuation allowance) to the extent that they are more likely than not to be recovered.

Under IFRS, deferred tax in respect of temporary differences on subsidiaries, associates and joint ventures is not recognised in some circumstances. Under U.S. GAAP, such differences on equity method investments, other than certain foreign corporate joint ventures, is recognised in full.

Under IFRS, deferred tax is classified as non-current on the balance sheet. Under U.S. GAAP, deferred tax is split into current and non-current components on the balance sheet.

Under U.S. GAAP, an entity would look to currently enacted tax laws in providing for deferred taxes. In the case of available for sale securities if the current law allowed an exemption from income taxes that expired in the current year and the entity did not expect to sell such securities in the current year, deferred taxes would be provided on related unrealised gains based on the enacted rates for periods in which the temporary differences were expected to reverse.

Under IFRS, current tax expense is based on enacted or substantively enacted tax rates while under U.S. GAAP, current tax expense is based on enacted tax rates.

Earnings Per Share (EPS)

Under IFRS, there is no requirement to disclose separate EPS data for continuing operations, discontinuing operations, extraordinary items and the cumulative effect of accounting changes.

Under U.S. GAAP, EPS data for continuing operations, discontinuing operations, extraordinary items and the cumulative effect of accounting changes are disclosed. There is more detailed guidance than under IFRS.

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INDEX TO FINANCIAL STATEMENTS

ASYA KATILIM BANKASI A.Ş.

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2005

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

	Note	2005 NTL'000	2004 NTL'000
ASSETS			
Cash and Cash Equivalents	5	299,579	348,618
Reserve Deposits at the Central Bank	6	94,053	115,955
Loans, Leasing Receivables and Advances to Customers (Net)	7	2,033,470	1,280,650
Trade Receivables (Net)	8	2,714	2,813
Insurance Receivables	9	25,934	—
Inventories	10	45,512	49,759
Available for Sale Investments	11	95	—
Investments in Associates (Net)	12	—	5,633
Goodwill	13	4,366	—
Premises And Equipment (Net)	14	67,201	68,614
Investment Properties (Net)	15	1,839	—
Intangible Assets (Net)	16	2,331	1,412
Other Assets	17	46,149	42,761
Deferred Tax Asset	21	18,690	26,053
Total Assets		**2,641,933**	**1,942,268**

The accompanying notes form an integral part of these financial statements.

INDEX TO FINANCIAL STATEMENTS

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ASYA KATILIM BANKASI A.Ş.

To the Board of Directors of
Asya Katılım Bankası A.Ş.
İstanbul

AUDITOR'S REPORT

1. We have audited the accompanying consolidated balance sheet of Asya Katılım Bankası A.Ş. (the "Institution") and its subsidiaries (together the "Group") as of 31 December 2005 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended, all expressed in the equivalent purchasing power of New Turkish Lira as at 31 December 2005. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Institution for the year ended 31 December 2004 have been audited by other auditors whose report, dated 9 March 2006, expressed an unqualified opinion on those statements.

2. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2005 and the consolidated results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards.

DENETİM SERBEST MALİ MÜŞAVİRLİK A.Ş.

Member of DELOITTE TOUCHE TOHMATSU

İstanbul, 21 March 2006

ASYA KATILIM BANKASI A.Ş.

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2005

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

	Note	2005 NTL'000	2004 NTL'000
ASSETS			
Cash and Cash Equivalents	5	299,579	348,618
Reserve Deposits at the Central Bank	6	94,053	115,955
Loans, Leasing Receivables and Advances to Customers (Net)	7	2,033,470	1,280,650
Trade Receivables (Net)	8	2,714	2,813
Insurance Receivables	9	25,934	—
Inventories	10	45,512	49,759
Available for Sale Investments	11	95	—
Investments in Associates (Net)	12	—	5,633
Goodwill	13	4,366	—
Premises And Equipment (Net)	14	67,201	68,614
Investment Properties (Net)	15	1,839	—
Intangible Assets (Net)	16	2,331	1,412
Other Assets	17	46,149	42,761
Deferred Tax Asset	21	18,690	26,053
Total Assets		**2,641,933**	**1,942,268**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş.

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2005

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

	Note	2005 NTL'000	2004 NTL'000
LIABILITIES			
Customers' Current and Profit Sharing Accounts	18	2,135,849	1,641,231
Borrowings	19	14,307	23,755
Obligations Under Finance Leases	20	1,595	—
Trade Payables		1,745	3,547
Provisions	22	56,890	13,120
Other Liabilities	23	129,646	100,102
Total Liabilities		**2,340,032**	**1,781,755**
Equity			
Share Capital			
Nominal Capital		240,000	120,000
Inflation Adjustment to Capital		7,870	61,033
Total Paid-In Capital	24	247,870	181,033
Retained Earnings/ (Accumulated Losses)		48,585	(22,390)
Equity Attributable to Equity Holders of the Parent		296,455	158,643
Minority Interest	24	5,446	1,870
Total Equity		**301,901**	**160,513**
Total Liabilities and Shareholders' Equity		**2,641,933**	**1,942,268**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED 31 DECEMBER 2005

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

	Note	2005 NTL'000	2004 NTL'000
Income from Loans		270,816	198,961
Income from Finance Leases		20,887	6,663
Income from Deposit at Bank		11,703	3,980
Income from Reserve Deposit at the Central Bank		8,079	5,967
		311,485	215,571
Expense on Deposits		(169,600)	(151,304)
Expense on Borrowings		(258)	—
		(169,858)	(151,304)
Net Profit Sharing & Similar Income		141,627	64,267
Fee and Commission Income		105,854	68,521
Fee and Commission Expense		(17,946)	(10,804)
Net Fee and Commission Income	27	87,908	57,717
Income from Insurance Operations	25	9,554	—
Income from Time Shares and Rental Operations	25	17,537	39,696
Other Operating Income		22,854	10,025
Cost of Insurance Operations	26	(5,978)	—
Cost of Time Shares and Rental Operations	26	(16,899)	(26,769)
Impairment Losses on Loans and Advances		(27,362)	(24,633)
Impairment Losses	29	(9,327)	(2,462)
General Administrative and Other Operating Expenses	28	(142,681)	(108,549)
Foreign Exchange Gains (net)		16,984	22,921
OPERATING PROFIT BEFORE TAXATION AND MONETARY GAIN/ LOSS		94,217	32,213
Share of Loss of Associated Company		(24)	(34)
Monetary Gain/Loss		(2,843)	579
PROFIT BEFORE TAXATION		91,350	32,758
Taxation	21	(8,448)	4,859
NET PROFIT		82,902	37,617
Net Profit Attributable to:			
Equity Holders of the Parent		84,804	35,253
Minority Interest		(1,902)	2,364
Weighted Number of Shares With NTL 1 Face Value Each	35	182,465,753	180,000,000
Basic & Diluted Earnings Per Share (In Full New Turkish Lira)		0.46	0.20

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2005

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

	Share Capital NTL'000	Inflation Adjustment To Capital NTL'000	Accumulated Profit /(Loss) NTL'000	Minority Interest NTL'000	Total NTL'000
At 1 January 2004	60,000	90,803	(36,561)	23	114,265
Issues of shares	15,682			—	15,682
Ownership change in subsidiaries	—	—	—	(517)	(517)
Dividends paid	—	—	(6,534)	—	(6,534)
Profit for the year	—	—	35,253	2,364	37,617
Bonus shares	44,318	(29,770)	(14,548)		—
At 31 December 2004	120,000	61,033	(22,390)	1,870	160,513
Issues of shares	60,000		—	—	60,000
Ownership change in subsidiaries	—	—		5,478	5,478
Dividends paid	—	—	(7,249)	—	(7,249)
Profit for the year	—	—	85,061	(1,902)	83,159
Bonus shares	60,000	(53,163)	(6,837)	—	—
At 31 December 2005	240,000	7,870	48,585	5,446	301,901

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2005

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

	Note	2005 NTL'000	2004 NTL'000
Cash Flows from Operating Activities:			
Net Profit for the Year		82,902	37,617
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation of property and equipment booked in operating expenses	14	8,163	7,735
Depreciation of property and equipment booked in COGS	14	3,808	2,414
Amortisation of intangible assets	16	457	525
Provision for losses on loan, leasing receivables and advances to customers	7	27,362	24,633
Provision for trade receivables	8	112	1
Impairment of investment property	29	632	—
Impairment of assets held for sale	29	911	2,462
Impairment of goodwill	29	7,784	—
Employment termination benefits	22	1,598	1,840
Other provision expenses		12,811	11,190
Gains /losses on sale of property, plant & equipment		(1,220)	(6)
Accrued income, net		(11,884)	(6,752)
Minority interest		5,478	(517)
Inflation and unrealized gains/losses effect on non-operating activities		11,671	25,864
Operating profits before changes in operating assets/liabilities		150,585	107,006
Changes in operating assets and liabilities:			
(Increase)/decrease loans, leasing receivables and advances to customers		(747,855)	(358,100)
(Increase)/decrease in trade receivables		(13)	(1,980)
(Increase)/decrease in inventories		4,247	15,550
(Increase)/decrease in other assets		(2,546)	(5,907)
Insurance receivables		(14,858)	—
Increase/(decrease) in customers' current and profit sharing accounts		474,690	473,986
Increase/(decrease) in trade payables		301	1,735
Increase/(decrease) in other creditors, taxes & liabilities		52,708	(21,812)
		(233,326)	103,472
Income taxes paid		(4,832)	(4,753)
Net Cash (Used In) Operating Activities		(87,573)	205,725
Cash Flows From Investing Activities:			
(Increase) in reserve requirements with the CBRT	6	21,902	(21,052)
(Increase) in available for sale investments		(55)	(1,176)
Purchase of premises and equipment		(7,330)	(28,443)
Sale of premises and equipment		2,265	318
Additions to investment property		(1,054)	—
Purchase of intangible assets	16	(1,376)	(680)
Net acquisition of a subsidiary	12	(5,350)	—
Net cash (used in)/provided by investing activities		9,002	(51,033)
Cash flow from financing activities:			
Increase in capital		60,000	15,682
New borrowings		14,162	23,755
Repayment of borrowings		(23,755)	—
Repayment of obligations under finance lease		(1,861)	—
Dividends paid		(7,135)	(6,534)
Net cash (used in)/provided by financing activities		41,411	32,903
Net Increase in Cash and Cash Equivalents		(37,160)	187,595
Effect of inflation on cash and cash equivalents		(11,879)	(25,865)
Cash And Cash Equivalents at the Beginning of the Year	5	348,618	186,888
Cash And Cash Equivalents at the End of the Year	5	299,579	348,618

The accompanying notes form an integral part of these financial statements.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

1. ACTIVITIES OF THE INSTITUTION AND THE GROUP

Asya Katılım Bankası A.Ş. (the "Institution" or "Asya Katılım") was incorporated on 24 October 1996 as a private finance house in Turkey. As of 31 December 2005, the Institution has 72 branches (31 December 2004: 62) and 1,797 employees (31 December 2004: 1,333). The Institution was established in accordance with the principles of interest-free banking and with an emphasis on product development based on this idea. The Institution's main activity is to collect and provide funds in the form of current accounts and profit/loss sharing accounts. The registered Head Office of the Institution is at the following address:

Address : Altunizade Kuşbakışı Caddesi No:2 34662 Üsküdar/İSTANBUL
Phone : +90 216 554 50 00
Web site: *www.asyafinans.com.tr*

2. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS"). The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

Basis of Presentation of Financial Statements

The Institution maintains its books of account and prepares its financial statements in New Turkish Lira, which is the currency of the primary economic environment in which the Institution operates, in accordance with the Banking Act, based on accounting principles regulated by the Banking Regulation and Supervision Agency ("BRSA"), the other relevant rules and regulations regulated by the Turkish Commercial Code and Turkish tax legislation and relevant accounting rules and regulations.

The accompanying financial statements are based on the statutory records which are maintained under the historical cost convention, except for those items measured at fair value, with adjustments and reclassifications for the purposes of fair presentation in accordance with IFRS. These financial statements are presented in New Turkish Lira since that is the currency in which the majority of the Institution's transactions are denominated.

The accompanying IFRS financial statements adopt the accounting principles and policies applied by the BRSA in the Institution's statutory financial statements wherever those do not conflict with IFRS.

New Turkish Lira

A new law number 5083 was enacted with effect from 1 January 2005, which deletes six zeroes from the former currency of the Turkish Republic, the Turkish Lira ("TL"), to form a new currency the New Turkish Lira ("NTL" or "YTL"). Thus 1 NTL = 1,000,000 TL. The New Turkish Lira is divided into 100 New Turkish cents ("YKr"). The accompanying financial statements including comparatives are presented in New Turkish Lira ("NTL") since it is the official currency as at the balance sheet date.

Inflation Accounting

In the accompanying consolidated financial statements, restatement adjustments have been made to compensate for the effect of changes in the general purchasing power of the New Turkish Lira, as of the balance sheet date, in accordance with International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29").

Major characteristics that necessitate the application of IAS 29 are:

a. The general population prefers to keep its wealth in nonmonetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

b. The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

c. Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

d. Cumulative three-year inflation rate approaching or exceeding 100%.

Although the cumulative rate in Turkey is 35.61%, below 100%, for the three years ended 31 December 2005, other characteristics are still valid and improvements in the economic indicators do not yet lead to an assured conclusion that the economy is no longer hyperinflationary. Consequently, the accompanying financial statements are adjusted for the effect of changes in the general purchasing power of NTL.

Unless adverse signs are encountered in the economy and markets, Turkey is expected to move out of hyperinflationary economy commencing from January 1, 2006.

IAS 29 requires that financial statements to be stated in terms of the measuring unit current at the balance sheet date and corresponding figures for previous periods to be restated in the same terms by applying a general price index. The restatement adjustments are based on the nationwide wholesale price index ("WPI") published by Turkish State Institute of Statistics (1994=100).

The index and corresponding conversion factors for recent year ends to reach balance sheet date money values are as follows:

	Index	Conversion Factor
31 December 2002	6,478.8	1.3560
31 December 2003	7,382.1	1.1901
31 December 2004	8,403.8	1.0454
31 December 2005	8,785.7	1.0000

The comparative rates of currency devaluation of the New Turkish Lira against the US Dollar, compared with the rates of general price inflation in Turkey according to the WPI are set out below:

	2005	2004	2003	2002
Currency Devaluation US $	(0.022)%	(3.9)%	14.6%	13.5%
WPI Inflation	4.5%	13.8%	13.9%	30.8%

The principal adjustments related with inflation accounting are as follows:

- All amounts not already expressed in terms of the measuring unit current at the balance sheet date are restated by applying a general price index (the WPI). Corresponding figures for previous periods are similarly restated.
- Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Monetary items are money held and items to be received or paid in money.
- Non-monetary assets and liabilities are restated by applying, to the initial acquisition cost and any accumulated depreciation, the change in the general price index from the date of acquisition or initial recording to the balance sheet date. Hence, property, plant and equipment, investments and similar assets are restated from the date of their purchase, not to exceed their market value. Depreciation is similarly restated. The components of shareholders' equity are restated by applying the applicable general price index from the dates when components were contributed or otherwise arose.
- All items in the statement of income are restated by applying the relevant conversion factors, except for restatement of certain specific income statement items which arise from the restatement of non-monetary assets and liabilities like amortization and gain or loss on sale of fixed assets.
- The gain or loss on the net monetary position is the result of the effect of general inflation and is the difference resulting from the restatement of non-monetary assets, liabilities, shareholders' equity and income statement items. The gain or loss on the net monetary position is included in the statement of income.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

Adoption of New and Revised IFRSs

In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (the IASB) and International Financial Reporting Interpretations Committee (the IFRIC) of the IASB that are relevant to its operations and effective for periods beginning 1 January 2005. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current or prior years:

- goodwill (IFRS 3);
- excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3);
- insurance contracts (IFRS 4)
- initial direct costs incurred in relation to operating lease receivables (IAS 17 (Revised)).

At the date of authorization of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

IFRS 6: Exploration for and Evaluation of Mineral Resources

IFRIC 4: Determining whether an Arrangement contains a Lease

IFRIC 5: Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

IFRS 3, Business Combinations

IFRS 3 has been adopted for business combinations for which the agreement date is on or after 31 March 2004. The option of limited retrospective application of the Standard has not been taken up, thus avoiding the need to restate past business combinations.

After initial recognition, IFRS 3 requires goodwill acquired in a business combination to be carried at cost less any accumulated impairment losses. Under IAS 36 *Impairment of Assets* (as revised in 2004), impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. IFRS 3 prohibits the amortization of goodwill. Previously, under IAS 22, the Group carried goodwill in its balance sheet at cost less accumulated amortization and accumulated impairment losses. Amortization was charged over the estimated useful life of the goodwill, subject to the rebuttable presumption that the maximum useful life of goodwill was 20 years.

In accordance with the transitional rules of IFRS 3, the revised accounting policy for goodwill should be applied prospectively from the beginning of its first annual period beginning on or after 31 March 2004, i.e. 1 January 2005, to goodwill acquired in business combinations for which the agreement date was before 31 March 2004. Alternatively, the Group has applied the requirements of this standard before the effective dates specified above in accordance with the paragraph 140 of IAS 36 which encourages early adoption of the requirements of this standard. Therefore, the Group has not amortized such goodwill and has tested the goodwill for impairment in accordance with IAS 36 in the previous years' financial statements.

An impairment loss of NTL 7,784 thousand has been recognized in the current period in accordance with IAS 36.

IFRS 3 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in profit or loss. IFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

Previously, under IAS 22 (superseded by IFRS 3), any negative goodwill was to be charged to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet.

In accordance with the transitional rules of IFRS 3, the revised accounting policy has been applied prospectively from 1 January 2005. Therefore, the change has had no impact on amounts reported for 2004 or prior periods. The Group has not recognized any negative goodwill in previous financial statements as a result of any subsidiary acquisition. Therefore, no adjustment has been to the opening retained earnings at 1 January 2005.

IFRS 4, Insurance Contracts

Effective January 1, 2005, the Group adopted IFRS 4, Insurance Contracts. IFRS 4 represents the completion of phase I and is a transitional standard until the IASB has more fully addressed the recognition and measurement of insurance contracts. IFRS 4 requires that all contracts issued by insurance companies be classified as either insurance contracts or investment contracts. Contracts with significant insurance risk are considered insurance contracts. IFRS 4 permits a company to continue with it's previously adopted accounting policies with regard to recognition and measurement of insurance contracts. Only in case of presentation of more reliable figures a change in accounting policy shall be carried out. Contracts issued by insurance companies without significant insurance risk are considered investment contracts. Investment contracts are accounted for in accordance with IAS 39 revised. This change did not have a material effect on the Group's shareholders' equity as of December 31, 2004.

IAS 17 (Revised), Leases

IAS 17 (as revised in 2003) requires initial direct costs incurred by a lessor in negotiating and arranging a finance lease to be added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income. Prior to the adoption of the revised Standard, the Group was deferring these initial direct costs over the lease term of the properties as the Group's accounting policy. Therefore, no retrospective change has been applied in the accompanying financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the accompanying financial statements are as follows:

3.1 Accounting Convention

The accompanying financial statements have been prepared in accordance with IFRS. Effect has been given in the financial statements to adjustments and reclassifications, which have not been entered in the general books of account of the Institution maintained in conformity with accounting practices prevailing in Turkey as set out in note 2.

3.2 Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Institution and entities controlled by the Institution (its subsidiaries). Control is achieved where the Institution has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

The financial statements of the entities below have been consolidated with those of the Institution in the accompanying financial statements. The ownership percentages stated below comprise the total of the Institution's direct and indirect holdings:

Entity	The Institution's Sector	2005 Ownership (%)	2004 Ownership (%)
Işık Sigorta A.Ş. (*)	Insurance	65.20%	22.49%
Asyafin Turizm Proje İnş. Taah. Emlak San. ve Tic. A.Ş. (Asyafin Turizm)	Construction (Time Share)	55.34%	55.34%
Asyafin İnş. San. Dış Tic. ve Paz. A.Ş. (Asyafin İnşaat)	Marketing (Time Share)	99.90%	99.90%
Asya Bilişim Tekn. Tur. İnş. San. Dış Tic. A.Ş. (Asya Bilişim)	Technology	99.99%	99.99%
Asyafin Sigorta Aracılık Hizm. Ltd. Şti. (Asyafin Sigorta)	Insurance/ Brokerage	95.00%	95.00%
Vira Denizcilik Nak. A.Ş. (Vira)	Shipping	99.99%	99.99%

(*) The Institution owns 22.49% of Işık Sigorta A.Ş. as of 31 December 2004; therefore, the financial statements of Işık Sigorta A.Ş. is accounted for under the equity method as of 31 December 2004.

3.3 Business Combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

3.4 Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group's policy for goodwill arising on the acquisition of an associate is described under 'Investments in associates' above.

3.5 Income and Expense Recognition

Profit share income and expense

Income from funds invested from current accounts and equity is recognized on a weighted time apportionment basis.

Fees and commissions are generally recognized on an accrual basis when the service has been rendered. All income and expense items are restated in equivalent purchasing power at the balance sheet date. Income from funds invested from profit/loss sharing accounts is also recognized on a weighted time apportionment basis and accrued income from funds invested from profit/loss sharing accounts is recognized in full and a certain percentage of the accrued income is recognized as expense for the profit shares to be distributed in the accompanying financial statements

Revenue recognized from time share sales and marketing

Asyafin Turizm and Asyafin İnşaat sell and market vacation ownership interests and provides short term consumer financing to individuals purchasing vacation ownership interests. These companies recognize revenue from the sale of vacation ownership interests on a full accrual basis for fully constructed inventory after a binding sales contract has been executed, a minimum down payment has been received and receivables are deemed collectible.

3.6 Foreign Currency Items

Transactions in foreign currencies are translated at the rates of exchange prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated at period end exchange rates.

All exchange gains and losses arising on settlement and translation of foreign currency items are included in the statement of income.

3.7 Financial instruments

The term financial instruments include both financial assets and financial liabilities. Financial assets and financial liabilities are recognized on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial instruments are fundamental to the Group's business and constitute the core element of its operations. The risks associated with financial instruments are a significant component of the risks faced by the Group. Financial instruments create, modify or reduce the liquidity, credit and market risks of the Group's balance sheet. The Group does not have a securities portfolio as of December 31, 2005.

Cash and cash equivalents

Cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including: cash and balances with central banks, amounts due from other banks and cheques received.

Receivables

Receivables are measured at initial recognition at fair value, and are subsequently measured at amortized cost. Appropriate allowances for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows at initial recognition.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities are set out below.

Due to other financial institutions and banks

Bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognized over the term of the borrowings in accordance with the Group's accounting policy for borrowing costs.

Off balance sheet commitments and contingencies

The Group deals with off-balance sheet risk in the normal course of business such as letters of guarantee, letters of credit, prefinancing loans, etc. The Group's exposure to credit losses arising from these instruments is represented by the contractual amount of those instruments.

Fair value considerations

Fair value is the amount for which an asset could be exchanged or a liability settled, between knowledgeable willing parties in an arms length transaction. Fair value is best evidenced by a market price, being the amount obtainable from the sale, or payable on the acquisition, of a financial instrument in an active market, if one exists.

Various financial instruments are accounted at amortised cost but disclosure is required of fair value for comparison purposes, wherever practicable.

For the financial assets and liabilities carried at amortised cost, the fair values are assumed not to differ significantly from cost as the profit shares applicable to those receivables are in line with the market rates due to the short-term nature of the items involved.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Central Bank accounts and balances with banks: The carrying amount is a reasonable estimate of fair value.

Loans, leasing receivables and advances to the customers: The major portion of the due from financing activities is short-term and has pre-determined profit share rates that are not subject to fluctuation at short notice in accordance with the prevailing interest rates in the market. Therefore, the management believes that the fair values of due from financing activities do not materially differ from their respective book values.

Customers' current and profit sharing accounts: Estimated fair value of customers' current and profit sharing accounts is the amount payable on demand at the reporting date.

Due to other financial institutions and banks: Borrowings are initially recognized at cost. After initial recognition, all liabilities are subsequently measured at amortized cost.

3.8 Loans, Leasing Receivables, Advances to Customers and Allowance for Credit Losses

Loans, leasing receivables, advances to customers are financial instruments extended by the Institution and accounted for at amortized cost by using weighted time apportionment basis except for some loans where the straight line accrual basis does not materially differ from amortized cost method.

Based on its evaluation of the current status of the loans, the Institution makes specific allowances which it considers are adequate to cover estimated uncollectible amounts in the Institution's fund portfolio and losses under guarantees and commitments. The estimates are reviewed periodically and, as adjustments become necessary, they are reflected in the statement of income in the periods in which they become known.

The Institution classifies any credit which is not adequately collateralized or the management believing borrowers lost their creditworthiness into overdue credits. The Institution ceases to recognize income on overdue credits and receivables.

The Institution recognizes the allowance for credit losses depending on the source of the credit. The allowances of the credits which are financed by the Institution's equity or the current accounts are recognized in the income statement of the Institution as a provision expense whereas the credits which are financed through profit/loss partnerships are recognized in the income statement to the extent the Institution's participation rate in profit/loss sharing accounts. The remaining portion of the allowance is reflected to the customers' accounts as a loss incurred from the respective profit/loss partnership.

3.9 Customers' Current and Profit Sharing Accounts

Customers' current and profit sharing accounts are initially recognized at cost. Subsequent to the initial recognition, all profit share accounts are recognized considering the attributable profits or any losses incurred on the credits granted. In all cases, profit/loss sharing accounts receive a proportion of of the profit or bear a share of loss based on the results of the respective credit projects.

3.10 Premises and Equipment

Premises and equipment are carried at restated cost less restated accumulated depreciation and any accumulated impairment losses at the equivalent purchasing power as at the reporting date. Premises and equipment, except land that is deemed to have indefinite life, are depreciated on a straight-line basis using the following main rates which write off the assets over their expected useful lives:

Buildings	2%
Vehicles	20%
Machinery and Equipment	4-20%
Furniture and Fittings	6-25%
Computer Equipment and Software	20%
Leasehold and Leasehold Improvements	lease term or 20%

Leasehold improvements are depreciated based on the shorter of the rental period or useful life of the assets.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of income.

3.11 Investment Property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at its fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

3.12 Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as Lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Profit share income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases. Initial direct costs are deferred over the lease term of the properties as the Group's accounting policy.

The Group as Lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of return on the remaining balance of the liability. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs (see below).

3.13 Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.14 Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

3.15 Retirement Benefits

Under Turkish legislation as supplemented by union agreements, lump sum payments are made to all employees who retire or whose employment is terminated without due cause. Such payments are based on number of years' service and final salary at the date of retirement or leaving.

International Accounting Standard No. 19 "Employee Benefits" ("IAS 19") has been applied in the accompanying financial statements. A provision is maintained for the present value of the defined benefit obligation, in respect of service up to the balance sheet date, based on the projected unit credit method. The charge in the income statement comprises current service cost and interest on the obligation.

3.16 Related Parties

For the purpose of the accompanying financial statements shareholders of the Group and related companies, consolidated and non consolidated equity participations and related companies, directors and key management personnel together with their families and related companies and other companies in the Group are referred to as "Related Parties" in this report.

3.17 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

3.18 Business and Geographical Segments

Business Segments

For management purposes, the Group is currently organised into three operating divisions – banking, insurance, and others. These divisions are the basis on which the Group reports its primary segment information.

Principal activities of the Group are as follows:

Banking: all corporate, commercial and retail banking activities including accepting customer deposits.

Insurance: providing general property and casualty insurance transactions.

Others: selling and marketing vacation ownership interests, shipping and insurance brokerage

Geographical Segments

The Group's operations are mainly located in Turkey. The results of the members of the Group outside Turkey are not material in the accompanying consolidated financial statements and accordingly, geographical segment information is not presented.

3.19 Use of Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3.20 Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

3.21 Borrowing Costs

Borrowing costs in respect to qualifying assets are expenses rather than capitalized into the value of assets.

3.22 Insurance Contracts

The Group enters into contracts that transfer insurance risk.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. The Group has not entered into any contracts that transfer financial risk.

3.23 Premium Revenue

For all insurance contracts, premiums are recognized as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium reserve.

Premiums comprise total premiums earned under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums earned in respect of business written in previous financial years.

3.24 Reinsurance contracts held

The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognized as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counterparties belonging to the same insurance groups.

3.25 Deferred acquisition costs ("DAC")

Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortized over the period of contract, consistent with the earning of premium. They are capitalized as an intangible asset.

3.26 Insurance claims and loss adjustment expenses

Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are made on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

3.27 Liability adequacy test ("LAT")

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision).

Any DAC written off as a result of this test cannot subsequently be reinstated.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

4. SEGMENT INFORMATION

STATEMENT OF INCOME	Banking NTL'000	Insurance NTL'000	Others NTL'000	Combined NTL'000	Eliminations NTL'000	Total NTL'000
Year ending 31 December 2005						
Profit Sharing & Similar Income from external customers	311,464	—	21	311,485		311,485
Profit Sharing & Similar Income from other segments	3,020	—	—	3,020	(3,020)	—
	314,484	—	21	314,505	(3,020)	311,485
Profit Sharing & Similar Expense	(170,517)	—	(11,665)	(182,182)	12,324	(169,858)
Net Profit Sharing and Similar Income	143,967	—	(11,644)	132,323	9,304	141,627
Fees and Commission Income	106,729	2,862	—	109,591	(3,737)	105,854
Fees and Commission Expense	(17,804)	(6,207)	—	(24,011)	6,065	(17,946)
Net Fees and Commission Income	88,925	(3,345)	—	85,580	2,328	87,908
Income from Insurance Operations	—	32,050	—	32,050	(22,496)	9,554
Income from Time Shares and Rental Operations	—	—	17,639	17,639	(102)	17,537
Other Operating Income	20,424	320	177	20,921	1,933	22,854
Cost of Insurance Operations	—	(20,616)	—	(20,616)	14,638	(5,978)
Cost of Time Shares and Rental Operations	—	—	(16,899)	(16,899)	—	(16,899)
Impairment Losses on Loans and Advances	(27,362)	—	—	(27,362)	—	(27,362)
Impairment Losses	(911)	(1,104)	—	(2,015)	(7,312)	(9,327)
General Administrative and Other Operating Expenses	(137,128)	(6,997)	(3,003)	(147,128)	4,447	(142,681)
Foreign Exchange Gains (net)	16,799	(189)	239	16,849	135	16,984
OPERATING REVENUES	104,714	119	(13,491)	91,342	2,875	94,217
Share of Loss of Associated Company	—	—	—	—	(24)	(24)
Monetary Gain/Loss	(6,215)	(203)	3,603	(2,815)	(28)	(2,843)
Taxation	(6,894)	—	(1,554)	(8,448)	—	(8,448)
NET PROFIT	91,605	(84)	(11,442)	80,079	2,823	82,902
Net Profit Attributable to Equity Holders of the Parent	91,605	(84)	(11,442)	80,079	4,725	84,804
Minority interest	—	—	—	—	(1,902)	(1,902)

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

4. SEGMENT INFORMATION (cont'd)

STATEMENT OF INCOME	Banking NTL'000	Insurance NTL'000	Others NTL'000	Combined NTL'000	Eliminations NTL'000	Total NTL'000
Year ending 31 December 2005						
Profit Sharing & Similar Income from external customers	215,571	—	—	215,571	—	215,571
Profit Sharing & Similar Income from other segments	13,249	—	—	13,249	(13,249)	—
	228,820	—	—	228,820	(13,249)	215,571
Profit Sharing & Similar Expense	(151,304)	—	(17,427)	(168,731)	17,427	(151,304)
Net Profit Sharing and Similar Income	77,516	—	(17,427)	60,089	4,178	64,267
Fees and Commission Income	68,521	—	—	68,521	—	68,521
Fees and Commission Expense	(10,804)	—	—	(10,804)	—	(10,804)
Net Fees and Commission Income	57,717	—	—	57,717	—	57,717
Income from Insurance Operations	—	—	—	—	—	—
Income from Time Shares and Rental Operations	—	—	41,042	41,042	(1,346)	39,696
Operating Income	10,012	—	24	10,036	(11)	10,025
Cost of Insurance Operations	—	—	—	—	—	—
Cost of Time Shares and Rental Operations	—	—	(26,715)	(26,715)	(54)	(26,769)
Impairment Losses on Loans and Advances	(24,633)	—	—	(24,633)	—	(24,633)
Impairment Losses	(2,462)	—	—	(2,462)	—	(2,462)
General Administrative and Other Operating Expenses	(99,156)	—	(11,206)	(110,362)	1,813	(108,549)
Foreign Exchange Gains (net)	21,282	—	1,494	22,776	145	22,921
OPERATING REVENUES	40,276	—	(12,788)	27,488	4,725	32,213
Share of Loss of Associated Company	—	—	—	—	(34)	(34)
Monetary Gain/Loss	(12,358)	—	11,819	(539)	1,118	579
Taxation	6,794	—	(1,935)	4,859	—	4,859
NET PROFIT	34,712	—	(2,904)	31,808	5,809	37,617
Net Profit Attributable to Equity Holders of the Parent	34,712	—	(2,904)	31,808	3,445	35,253
Minority interest	—	—	—	—	2,364	2,364

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

BALANCE SHEET	Banking NTL'000	Insurance NTL'000	Other NTL'000	Combined NTL'000	Eliminations NTL'000	Consolidated NTL'000
At 31 December 2005						
Total Assets	2,624,628	53,709	119,880	2,798,217	(156,284)	2,641,933
Liabilities	2,314,523	38,139	101,668	2,454,330	(114,298)	2,340,032
Equity Before Net Profit	218,500	15,678	29,654	263,832	(44,833)	218,999
Net Profit	91,605	(108)	(11,442)	80,055	2,847	82,902
Total Shareholders' Equity	310,105	15,570	18,212	343,887	(41,986)	301,901
Total Liabilities and Shareholders' Equity	2,624,628	53,709	119,880	2,798,217	(156,284)	2,641,933
At 31 December 2004						
Total Assets	1,943,393	—	103,241	2,046,634	(104,366)	1,942,268
Liabilities	1,777,901	—	104,727	1,882,628	(100,873)	1,781,755
Shareholders' Equity Before Net Income	130,780	—	1,418	132,198	(9,302)	122,896
Net Income	34,712	—	(2,904)	31,808	5,809	37,617
Total Shareholders' Equity	165,492	—	(1,486)	164,006	(3,493)	160,513
Total Liabilities and Shareholders' Equity	1,943,393	—	103,241	2,046,634	(104,366)	1,942,268

OTHER INFORMATION	Banking NTL'000	Insurance NTL'000	Other NTL'000	Combined NTL'000	Eliminations NTL'000	Consolidated NTL'000
At 31 December 2005						
Capital additions	11,406	252	505	12,163	—	12,163
Depreciation & amortization	8,066	386	3,976	12,428	—	12,428
Impairment losses recognized in profit or loss	911	1,104	—	2,015	7,312	9,327
At 31 December 2004						
Capital additions	12,799	—	16,324	29,123	—	29,123
Depreciation & amortization	7,992	—	2,682	10,674	—	10,674
Impairment losses recognized in profit or loss	2,462	—	—	2,462	—	2,462

5. CASH AND CASH EQUIVALENTS

	2005 NTL'000	2004 NTL'000
Cash balances—New Turkish Lira ("NTL")	18,596	11,280
Cash balances—Foreign currencies ("FC")	12,715	17,346
Cheques received	440	25
Balances with the Central Bank (other than reserve requirements)	96,494	67,379
Due from other banks (with original maturity/less than 90 days)	171,334	252,588
	299,579	348,618

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

a) Balances with the Central Bank

	2005 NTL'000	2004 NTL'000
Demand deposits—NTL	96,212	67,169
Demand deposits—FC	282	210
	96,494	67,379

b) Due from other banks (with original maturity/less than 90 days)

	2005 NTL'000	2004 NTL'000
Domestic Banks		
Demand deposits—New Turkish Lira	120	13,265
Time deposits—New Turkish Lira	10,443	—
Demand deposits—Foreign currency	24,308	45,178
Time deposits—Foreign currency	—	—
	34,871	58,443
Banks Abroad		
Demand deposits—New Turkish Lira	—	—
Time deposits—New Turkish Lira (*)	130,365	—
Demand deposits—Foreign currency	6,098	29,230
Time deposits—Foreign currency	—	164,915
	136,463	194,145
Total	171,334	252,588

(*) Time deposit balance includes NTL 365 thousand income accrual. (31.12.2004: NTL 19 thousand.)

The time deposits above mature within a week and earn profit share ranging from 13.42% to 13.70% per annum.

The fair value of cash and cash equivalents do not differ from their respective book values

6. RESERVE DEPOSITS AT THE CENTRAL BANK

	2005 NTL'000	2004 NTL'000
New Turkish Lira reserves	—	27,106
Foreign currency reserves	94,053	88,849
	94,053	115,955

Under the regulations of the Central Bank Turkish Republic ("Central Bank"), banks are required to deposit with the Central Bank a proportion of all deposits taken from customers, other than domestic interbank deposits. These reserves are not available funds to finance the operations of the Bank. Such Turkish Lira and foreign currency reserves maintained with the Central Bank might earn interest at the interest rates determined by the Central Bank.

As at 31 December 2005 under the prevailing regulation the Bank has to maintain the following requirements:

Reserve deposits with the Central Bank of Turkey:

Reserve deposits represent the minimum deposits maintained with the Central Bank of Turkey calculated on the basis of the customer deposits taken, at the rates determined by the Central Bank of Turkey. Such rates are 6%

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

for New Turkish Lira deposits and 11% for foreign currency deposits. Reserve deposits earn approximately interest at 10.25% for NTL deposits and 2.03% and 1.14% for US$ and Euro, respectively (2004: 12.5%, 1.4% and 0.99% for NTL, US$ and Euro, respectively).

7. LOANS, LEASING RECEIVABLES AND ADVANCES TO CUSTOMERS (NET)

	2005 NTL'000	2004 NTL'000
Loans	1,704,751	1,110,967
Leasing receivables (net)	296,145	149,217
Overdue loans (net)	32,574	20,466
	2,033,470	1,280,650

	2005 NTL'000	2004 NTL'000
Short term loans	1,371,121	962,727
Medium and long term loans	629,775	297,457
	2,000,896	1,260,184
Overdue loans	110,648	67,496
Less: Allowance for loan losses	(78,074)	(47,030)
	32,574	20,466
	2,033,470	1,280,650

SHORT TERM LOANS

	2005 NTL'000	2004 NTL'000
Collateralized export loans	154,391	26,400
Other loans	1,213,620	934,934
Rescheduled loans	149	852
Non-cash loans cashed	2,961	541
	1,371,121	962,727

MEDIUM AND LONG TERM LOANS

	2005 NTL'000	2004 NTL'000
Other investment and operating loans	333,630	148,240
Finance lease receivables	296,145	149,217
	629,775	297,457

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

Movements in the allowance for loan losses are as follows:

	2005 NTL'000	2004 NTL'000
Provision for cash loans:		
As at 1 January	47,030	19,067
Charge for the year	40,154	31,697
Charge to the profit and loss	27,362	24,633
Charge to the profit/loss sharing accounts	12,792	7,064
Provision released	(6,715)	(842)
Monetary effect	(2,395)	(2,892)
As at 31 December	78,074	47,030

Loans and finance lease receivables can be further analyzed by customer groups, currency and sector as follows:

	2005 NTL'000	2004 NTL'000
Customer Group (*)		
Corporate customers	1,166,035	641,044
Commercial customers	569,517	353,629
Consumer loans	150,560	112,222
Credit cards	90,341	70,747
Others	24,443	82,542
	2,000,896	1,260,184

	2005 NTL'000	2004 NTL'000
Currency (*)		
New Turkish Lira	1,191,186	710,232
US Dollars	197,248	382,459
Euros	189,340	154,019
Foreign currency indexed NTL loans	423,122	13,474
	2,000,896	1,260,184

(*) Excluding net overdue loans.

Finance lease receivables are as follows:

	2005 NTL'000	2004 NTL'000
Minimum lease payments receivable	343,395	173,193
Less: Unearned finance income	(47,250)	(23,887)
Minimum lease payments receivable (net)	296,145	149,306
Less: Allowance for doubtful minimum lease	—	(89)
	296,145	149,217

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

The maturity and currency analysis of minimum lease receivables are as follows:

Years	NTL'000	Usd amount	Euro amount	31 December 2005 NTL'000 Total
2006	4,362	10,086,013	7,478,264	29,691
2007	10,902	9,477,936	7,550,243	35,532
2008	20,543	16,531,788	19,969,819	74,274
2009	40,471	30,011,967	56,259,353	169,700
2010	—	863,126	3,274,424	6,340
2011	—	824,233	—	1,102
2012	—	20,011,967	—	26,756
	76,278	87,807,030	94,532,103	343,395

Years	NTL'000	Usd amount	Euro amount	31 December 2004 NTL'000 Total
2005	17,441	24,439,032	21,325,287	92,235
2006	10,667	15,381,923	15,743,129	62,164
2007	1,861	4,808,937	4,373,442	16,915
2008	95	323,220	619,770	1,728
2009	—	58,348	180	82
2010	—	48,976	—	69
	30,064	45,060,436	42,061,808	173,193

The fair value of loans and lease receivables do not differ from their respective book values.

8. TRADE RECEIVABLES (NET)

	2005 NTL'000	2004 NTL'000
Trade receivables	2,771	2,772
Deposits and guarantees given	55	47
Less: Allowance for doubtful receivables	(112)	(6)
	2,714	2,813

Trade receivables mainly consist of receivables from sale of vacation ownership interests. Sales are recognized on a full accrual basis after a binding sales contract has been executed, a minimum down payment has been received and receivables are deemed collectible. The fair values of receivables do not differ from their respective book values.

9. INSURANCE RECEIVABLES (*)

	2005 NTL'000	2004 NTL'000
Agencies	20,015	—
Policy holders	1,066	—
Receivables from insurers and reinsurers	1,974	—
Receivables from recourse transactions	2,695	—
Overdue insurance receivables	5,215	—
Allowance for overdue insurance receivables	(5,031)	—
	25,934	—

(*) The Group has accounted Işık Sigorta A.Ş. for under the equity method as of 31 December 2004.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

10. INVENTORIES

	2005 NTL'000	2004 NTL'000
Merchandises	45,156	48,726
Order advances given	1	820
Raw materials	355	213
	45,512	49,759

The subsidiaries of the Institution, Asyafin Turizm and Asyafin İnşaat sell and market vacation ownership interests and provides short term consumer financing to individuals purchasing vacation ownership interests. The merchandise balance consists of these unsold ownership interests on the time share flats as of year end. Inventories are accounted at cost or net realisable value if lower.

11. AVAILABLE FOR SALE INVESTMENTS (NET)

Name	2005 NTL'000	2004 NTL'000
Tarım Sigortaları Havuz İşletmesi A.Ş.	95	—
	95	—

The Institution's subsidiary Işık Sigorta A.Ş. has acquired 6.25% of the shares of Tarım Sigortaları Havuz İşletmesi A.Ş. in 2005. In the accompanying financial statements, the associate is accounted at fair value.

12. INVESTMENTS IN ASSOCIATES (NET) AND ACQUISITION OF SUBSIDIARIES

In December 2005, the Group acquired 42.71% of the issued share capital of Işık Sigorta A.Ş. for cash consideration of NTL 14,553 thousand. This transaction has been accounted for by the purchase method of accounting. As of 31 December 2004, our participation rate at Işık Sigorta A.Ş. was 22.49% which was accounted as investment in associates.

The net assets acquired in the transaction, and the goodwill arising, are as follows:

Net assets acquired:	2005 Acquiree's Carrying Value Before Acquisition NTL'000	2005 Fair Value Adjustments NTL'000	2005 Fair Value NTL'000
Property and equipment	700	351	1,051
Other assets	327	—	327
Insurance receivables	11,077	—	11,077
Cash and bank balances	9,203	—	9,203
Trade payables	(3,077)		(3,077)
Provisions & other liabilities	(13,212)	—	(13,212)
			5,369
Goodwill			9,184
Total consideration satisfied by cash			14,553
Net cash outflow arising on acquisition:			
Cash consideration paid			(14,553)
Cash and cash equivalents acquired			9,203
			(5,350)

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

13. GOODWILL (NET)

	NTL'000
Cost	
At 1 January 2005	—
Arising on acquisition of subsidiaries	12,150
Eliminated on disposal of subsidiaries	—
Reclassified as held for sale	—
Other	—
At 31 December 2005	12,150
Impairment	
Impairment loss recognised in the year ended 31 December 2005	(7,784)
Carrying Amount	
At 31 December 2005	4,366
At 31 December 2004	—

The above goodwill is attributable to the following equity investment:

	2005 NTL'000	2004 NTL'000
Investee		
Işık Sigorta A.Ş.	4,366	—
	4,366	—

The goodwill amounting to NTL 12,150 thousand occurred during two different purchases of Işık Sigorta A.Ş.; first acquisition created the initial goodwill amounting NTL 2,966 thousand which was booked in investment in associates in prior years and transferred to goodwill account with the realization of the second acquisition. The remaining goodwill amounting to NTL 9,184 thousand occurred during the second purchase of Işık Sigorta A.Ş. in December 2005.

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. The recoverable amount of the investee is determined from the independent valuer's report. The independent valuer estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the investees. Free cash flows for the period between 2005 and 2009 have been calculated based on the projections for the corresponding periods. The terminal value for the period after 2009 has been also taken into consideration. The growth rates are based on industry growth forecasts and estimated as 3% for the five years. This rate does not exceed the average long-term growth rate for the relevant investees and their respective markets. The rate used to discount the forecast cash flows from Işık Sigorta A.Ş. is 11.45%.

The acquisition decision and the purchase price were based on the statutory financial statements of Işık Sigorta A.Ş. The independent valuer's report has been obtained subsequent to the acquisition. On the basis of the result of the valuation report, the Group booked an impairment loss to the current year income statement pursuant to IAS 36 Impairment of Assets.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

14. PREMISES AND EQUIPMENT (NET)

	Land	Leasehold Improvement	Buildings	Machinery and Equipment	Vehicles	Furniture and Fixture	Other Fixed Assets	Total
Acquisition Cost								
Opening balance, 1 January 2005	179	17,836	32,307	16,635	4,348	12,665	12,749	96,719
Acquired on acquisition of Işık Sigorta	—	—	—	—	672	2,416	—	3,088
Additions		3,649	22	1,430	501	4,337	848	10,787
Disposals	(179)	(406)	—	(3,230)	(1,723)	(20)	(153)	(5,711)
Impairment	—	—	—	—	—	—	—	—
Transfers from CIP	—	—	—	—	—	—	—	—
Closing balance, 31 December 2005	—	21,079	32,329	14,835	3,798	19,398	13,444	104,883
Accumulated Depreciation								
Opening balance, 1 January 2005	—	(7,873)	(1,203)	(7,229)	(1,836)	(3,914)	(6,050)	(28,105)
Acquired on acquisition of Işık Sigorta	—	—	—	—	(365)	(1,907)	—	(2,272)
Charge for the year	—	(2,799)	(601)	(2,643)	(728)	(2,974)	(2,226)	(11,971)
Disposals	—	243	—	3,104	1,157	17	145	4,666
Closing balance, 31 December 2005		(10,429)	(1,804)	(6,768)	(1,772)	(8,778)	(8,131)	(37,682)
Net book value at 31 December 2004	179	9,963	31,104	9,406	2,512	8,751	6,699	68,614
Net book value at 31 December 2005	—	10,650	30,525	8,067	2,026	10,620	5,313	67,201

During the period, the Group carried out a review of the recoverable amount of its premises and equipment. These assets are used in the Group's "others" segment. The recoverable amount is the higher of fair value less cost to sell or value in use.

The carrying amount of the Group's premises and equipment includes an amount of NTL 4,578 thousand (2004: NTL 1,841 thousand) in respect of assets held under finance leases.

Buildings were revalued at 31 December 2005 by independent valuers not connected with the Group, by reference to market evidence of recent transactions for similar properties.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

	Land	Leasehold Improvements	Buildings	Machinery and Equipment	Vehicles	Furniture and Fixture	Other Fixed Assets	Construction in progress and advances given	Total
Acquisition Cost									
Opening balance, 1 January 2004	1,104	11,786	18,421	13,683	3,560	8,282	9,785	65,824	132,445
Additions		6,319	47	3,052	1,003	4,383	3,214	10,425	28,443
Disposals	—	(269)	—	(146)	(215)	—	(250)	—	(880)
Transfer to "time shares"	(925)	—	—	—	—	—	—	(62,364)	(63,289)
Transfers from CIP	—	—	13,839	46				(13,885)	—
Closing balance, 31 December 2004	179	17,836	32,307	16,635	4,348	12,665	12,749	—	96,719
Accumulated Depreciation									
Opening balance, 1 January 2004	—	(5,624)	(792)	(4,825)	(1,318)	(2,080)	(3,887)	—	(18,526)
Charge for the year	—	(2,518)	(411)	(2,491)	(651)	(1,835)	(2,243)	—	(10,149)
Disposals	—	269		87	134	—	80	—	570
Closing balance, 31 December 2004	—	(7,873)	(1,203)	(7,229)	(1,835)	(3,915)	(6,050)	—	(28,105)
Net book value at 31 December 2004	179	9,963	31,104	9,406	2,513	8,750	6,699	—	68,614

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

15. INVESTMENT PROPERTIES (NET)

	2005 NTL'000	2004 NTL'000
Fair value of investment property	1,839	—
Deferred initial direct costs	—	—
	1,839	—

All of the Group's investment properties are held under freehold interests.

The fair value of Işık Sigorta A.Ş.'s investment properties at 31 December 2005 has been arrived at on the basis of an appraisal carried out at that date by an independent appraisers not connected with the Group. The valuation was arrived at by reference to market evidence of transaction prices for similar properties.

The properties are vacant as of December 31, 2005. Therefore, there is no rental income earned by the Group from this investment property. The management states that there is no material operating expense arising on this investment as of year end.

16. INTANGIBLE ASSETS (NET)

	2005 Software Programs NTL'000	2004 Software Programs NTL'000
Acquisition cost		
Opening balance, 1 January	2,747	2,067
Additions	1,376	680
Disposals		
Closing balance, 31 December	4,123	2,747
Accumulated depreciation		
Opening balance, 1 January	(1,335)	(810)
Charge for the year	(457)	(525)
Disposals	—	
Closing balance, 31 December	(1,792)	(1,335)
Net Book Value, as of 31 December	2,331	1,412

17. OTHER ASSETS

	2005 NTL'000	2004 NTL'000
Fixed assets held for resale	27,029	23,541
VAT receivable (*)	10,088	13,299
Prepaid taxes	2,614	176
Receivables from credit card POS machineries	2,379	—
Stationery	1,296	—
Prepaid expenses	976	3,463
Other	1,767	2,282
	46,149	42,761

(*) Asyafin Turizm has paid value added tax (VAT) with the rate 18% for the expenditures of the "Project" (timeshare flats) and booked the amount as VAT carry forward. Asyafin Turizm issues invoices for the timeshare flat incurring 1% VAT and nets off the aggregate amount with the VAT receivable on a timely manner.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

18. CUSTOMERS' CURRENT AND PROFIT SHARING ACCOUNTS

	Demand NTL'000	Time NTL'000	2005 Total NTL'000	2004 Total NTL'000
NTL savings accounts	94,744	806,918	901,662	497,257
Foreign currency saving accounts	260,206	458,510	718,716	596,683
NTL public, commercial and other enterprises	205,063	184,390	389,453	276,588
Foreign currency public, commercial and other enterprises	—	120,569	120,569	264,368
NTL interbank accounts	2,059	—	2,059	338
Foreign currency interbank accounts	3,390	—	3,390	5,997
	565,462	1,570,387	2,135,849	1,641,231

The time deposits have maturity periods of less than one year.

Customer accounts are mainly short term and adjusted in accordance with the profit at repricing dates reflecting approximately market rates, fair values do not materially differ from their carrying values.

19. BORROWINGS

	2005 NTL'000	2004 NTL'000
Domestic Banks—New Turkish Lira	—	23,755
Domestic Banks—Foreign currency	—	—
Banks Abroad—Foreign currency	14,307	—
Banks Abroad—New Turkish Lira	—	—
	14,307	23,755

Borrowing from foreign banks consists of funds used for financing leasing transactions.

Borrowings from banks abroad include the following:

Currency	Amount US$	Amount NTL'000	Maturity	Interest rate (%)
US$	1,770,000	2,366	21.06.2006	5.38%
US$	8,739,000	11,684	27.08.2012	4.59%
Accrual		257		
		14,307		

Currency	Amount NTL'000	Maturity	Interest rate (%)
NTL	23,755	05.01.2005	—

The borrowing balance amounting to NTL 23,755 thousand represents the collected social security premiums from the Institution's customers for the purpose of transferring the amount to the relevant correspondent bank on behalf of them. The transaction is free of interest and matures on 5 January 2005.

	31 December 2005 NTL'000	31 December 2004 NTL'000
Borrowings will be repayable as follows:		
Within one year	2,436	23,755
Over 1 year	11,871	—
	14,307	23,755

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

20. OBLIGATIONS UNDER FINANCE LEASES

Amounts payable under finance leases are as follows:

	2005 NTL'000	2004 NTL'000
Within one year	1,629	—
One year and above	—	—
	1,629	—
Less: Future finance charges	(34)	—
	1,595	—

The Group leased certain of its machinery and equipment under finance leases. The average lease term is to 4 years. For the year ended 31 December 2005, the average effective borrowing rate was 3.61 %. Interest rates are fixed at the contract date, and thus expose the Group to fair value interest rate risk. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Lease obligations denominated in NTL and other currencies are as follows:

	2005 NTL'000	2004 NTL'000
New Turkish Lira	—	—
Foreign currencies	1,595	—
	1,595	—

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' title to the leased assets.

21. TAXATION

Corporate Tax

The Group is subject to Turkish corporation taxes. Provision is made in the accompanying financial statements for the estimated charge based on the Group's results for the year. Tax legislation in Turkey does not allow companies file their tax returns on a consolidated basis but on a stand alone basis. Accordingly, the corporation tax in the accompanying financial statements is calculated on the results of each consolidated entity separately.

Corporation tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting dividends received from resident companies, other exempt income and investment incentives utilized.

The effective rates of tax are as follows:

- In 2003: 30%
- In 2004: 33%
- In 2005: 30%

In Turkey, advance tax returns are filed on a quarterly basis at 30%.

Losses can be carried forward for offset against future taxable income for up to 5 years. Losses cannot be carried back for offset against profits from previous periods.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

In Turkey there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns by 15 April in the next year following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years.

Income Withholding Tax

In addition to corporate taxes, companies should also calculate income withholding taxes and funds surcharge on any dividends distributed, except for companies receiving dividends who are resident companies in Turkey and Turkish branches of foreign companies. The rate of income withholding tax is 10% starting from 24 April 2004. Undistributed dividends incorporated in share capital are not subject to income withholding taxes.

Income withholding tax was also calculated in 2003 and prior years on various types of income and gains exempt from corporation tax, whether distributed or not. Such withholding tax has been removed in general. However, 19.8% withholding tax is still applied to investment allowances relating to investment incentive certificates obtained prior to 24 April 2004. Such allowances may be used to relieve corporation tax liability until the profits reach the calculated level of exemption. If companies fail to make a profit or incur losses, any allowance outstanding may be carried forward to following years so as to be deducted from taxable income of subsequent profitable years.

Inflation Adjusted Tax Calculation

For 2004 and previous years, taxable profits were calculated without any inflation adjustment to the statutory records, except that fixed assets and the related depreciation were revalued annually. Law No. 5024 published in the Official Gazette No. 25332 on 30 December 2004 requires the application of inflation accounting in Turkey in 2004 and future years for tax purposes, if the actual rate of inflation meets certain thresholds, using principles which do not differ substantially from the principles in IAS 29 "Financial Reporting in Hyperinflationary Economies". Since the actual rate of inflation as at the balance sheet date did not exceed the thresholds specified in the taxation legislation, the statutory financial statements have not been inflation adjusted.

Deferred Tax

The Group recognizes deferred tax assets and liabilities based upon temporary differences arising between its financial statements as reported for IFRS purposes and its statutory tax financial statements. These differences usually result in the recognition of revenue and expenses in different reporting periods for IFRS and tax purposes.

In the accompanying financial statements corporate tax and deferred tax asset/liability are comprised of the following:

a) Balance sheet:

	2005 NTL'000	2004 NTL'000
Corporate tax	2,218	176
Prepaid taxes	(4,832)	(176)
	(2,614)	—
Deferred tax asset	28,283	32,343
Deferred tax liability (-)	(9,593)	(6,290)
	18,690	26,053

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

b) Income statement

Corporate tax charge	2,218	176
Deferred tax charge (benefit)	6,230	(5,035)
	8,448	(4,859)

	2005 NTL'000	2004 NTL'000
Deferred tax movement		
Opening	26,053	23,926
Monetary gain	(1,133)	(2,908)
Charge for the year	(6,230)	5,035
	18,690	26,053

For calculation of deferred tax asset and liabilities, the rate of 30 per cent (2004: 30 per cent) is used.

	2005 NTL'000	2004 NTL'000
Difference between carrying value and tax base of time share flats	(3,588)	(3,309)
Investment incentive	—	289
Leasing adjustment	22,036	28,882
Fixed assets useful life differences	(5,046)	(2,981)
Retirement pay provision	757	545
Impairment losses	295	738
Other timing differences	4,236	1,889
Deferred tax asset/(liability)	18,690	26,053

Taxation can be reconciled to the profit per the statement of income as follows:

	2005 NTL'000	2004 NTL'000
Income Before Tax	91,350	32,758
Effective tax rate	30%	33%
Tax at the statutory income tax rate	30,145	9,827
Tax effect of change in income tax rate	(2,740)	983
Tax effect of restatement of non monetary items	2,166	(174)
Tax effect of adjustments	(5,138)	2,835
Tax effect of loss making companies	2,371	—
Tax effect of undeductible expenses	8,304	612
Tax effect of investment incentives	(30,130)	(13,908)
Tax effect of dividend income	—	—
Tax effect of gains / (losses) on sale of assets	—	—
Tax effect of other deductions	(2,760)	—
Deferred tax charge	6,230	(5,034)
Net tax expense / (benefit)	8,448	(4,859)

At the balance sheet date, the Group's subsidiary Asyafin Turizm has unused carryforward statutory tax losses of NTL 1,269 thousand (2004: NTL 1,269 thousand) available for offset against future profits. No deferred tax asset has been recognised in respect of this amount due to the unpredictability of future profit streams. The statutory tax loss will expire in 2008. Other losses may be carried forward indefinitely.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

22. PROVISIONS

	2005 NTL'000	2004 NTL'000
Provision for retirement pay	2,770	1,835
Insurance reserves	30,611	—
Provision for other liabilities	23,509	11,285
	56,890	13,120

	2005 NTL'000	2004 NTL'000
Changes in the present value of retirement pay obligation		
At 1 January	2,039	1,181
Service cost	1,486	1,776
Interest cost	112	64
Benefits paid	(780)	(1,043)
Monetary gain	(87)	(143)
At 31 December	2,770	1,835
Insurance Reserves		
Reserves for Unearned Premiums	19,337	—
Loss Adjustment Expenses (*)	11,274	—
	30,611	—
Provision For Other Liabilities		
Provision for other costs and liabilities	23,509	11,285

(*) Loss adjustment expenses include NTL 1,304 thousand of IBNR reserve.

Retirement Pay Provision:

Lump sum payments are made to all employees who retire from the Group or whose employment is terminated for reasons other than misconduct. The amount payable is 30 days' gross pay for each year of eligible service. The eligible gross pay is subject to a ceiling as at 31 December 2005 of NTL 1,727.15 (in full NTL) per month. The ceiling was raised to NTL 1,770.62 (in full NTL) per month on 1 January 2006. There is no separate pension fund and there are no plan assets: the payments are made directly by the Group and are unfunded.

A provision is recognized in the balance sheet for the present value of the defined benefit obligation. The provision is calculated based on the amount that would have been payable had all employees been terminated at the balance sheet date, discounted to reflect the time period until the expected retirement date of each employee and reduced by a factor to reflect the fact that some employees will resign from the Group and will therefore forfeit their right to such payments.

The principal assumptions used for the purpose of the present value of the obligation are as follows:

	2005	2004
Discount rate	12%	16%
Expected rate of increase in salaries and eligible ceiling	6.175%	10%
Real discount rate	5.49%	5.45%

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

23. OTHER LIABILITIES

	2005 NTL'000	2004 NTL'000
Taxes and dues other than on income	7,535	6,568
Import transfer orders	11,912	6,301
POS machineries payables (*)	42,046	40,257
Payable to cheque clearance system	33,872	35,627
Cash guarantees taken	5,052	—
Due to reinsurers	5,180	—
Funds collected on behalf of third parties	7,704	1,297
Other	16,345	10,052
	129,646	100,102

(*) The balance represents total credit card payable to various institutions as a result of expenditures of the credit card holders of the Institution.

24. EQUITY

Share Capital

The authorized share capital of the Group consists of 240 million shares of NTL 1,000 each.

	%	2005 Authorised Capital NTL'000	2005 Paid-Up Capital NTL'000
Shareholders			
Ortadoğu Tekstil Tic.San. A.Ş.	9.53	22,865	22,865
BJ Tekstil Tic. San. A.Ş.	5.05	12,115	12,115
Birim Birleşik İnş.Müm. San ve Tic. A.Ş.	4.99	11,970	11,970
Negiş Giyim İmalat ve İhr. A.Ş.	4.81	11,537	11,537
Forum İnşaat Dekorasyon Turizm San.ve Tic. A.Ş.	4.16	9,990	9,990
Verim Plastik İth.Mad. A.Ş.	1.80	4,320	4,320
Teksen Tekstil End.A.Ş.	1.55	3,728	3,728
Graniser Granit Seramik San. ve Tic. A.Ş.	0.66	1,574	1,574
Galaksi İnşaat Tek. San. A.Ş.	0.50	1,210	1,210
	66.95	160,691	160,691
	100.00	240,000	240,000

	2005 NTL'000	2004 NTL'000
Components of Capital:		
Nominal capital	240,000	120,000
Effect of inflation	7,870	61,033
	247,870	181,033

The Group's nominal share capital was increased from NTL 120,000 thousand to NTL 240,000 thousand on December 15, 2005 through appropriation of available for sale participations' sale income of NTL 632 Thousand, extraordinary reserves of NTL 6,205 thousand, capital reserve from inflation adjustment to the paid in capital of NTL 53,163 thousand and cash payment of NTL 60,000 thousand.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

25. INCOME FROM INSURANCE AND OTHER OPERATIONS

	2005 NTL'000	2004 NTL'000
INSURANCE		
Premiums written	8,169	—
Change in unearned premium	(302)	—
Other technical income	1,687	—
	9,554	—
OTHER		
Income from time shares and rental operations	17,537	39,696
	17,537	39,696

26. COST OF INSURANCE AND OTHER OPERATIONS

	2005 NTL'000	2004 NTL'000
INSURANCE		
Claims paid	5,509	—
Change in outstanding claim provision	457	—
Other technical expenses	12	—
	5,978	—
OTHER		
Cost of time shares and rental operations	16,899	26,769
	16,899	26,769

27. NET FEES AND COMMISSIONS INCOME

	2005 NTL'000	2004 NTL'000
BANKING		
Commissions received from cash loans	16,057	9,842
Commissions received from non-cash loans	54,217	26,432
Other	34,709	32,247
Commissions paid	(17,804)	(10,804)
INSURANCE		
Insurance commissions received	871.	—
Commissions paid	(142)	—
	87,908	57,717

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

28. GENERAL ADMINISTRATIVE AND OTHER OPERATING EXPENSES

	2005 NTL'000	2004 NTL'000
Salaries and employee benefits	57,429	42,783
Depreciation expense	8,620	8,259
Taxes other than on income	3,614	6,554
Rent expense	8,770	7,310
Advertisement expenses	9,537	4,884
Communication expenses	3,748	3,084
Credit card expenses	2,170	5,161
Other	48,793	30,514
	142,681	108,549

29. IMPAIRMENT LOSSES

	2005 NTL'000	2004 NTL'000
Impairment losses on fixed assets held for resale	911	2,462
Impairment losses on investment properties	632	—
Impairment losses on goodwill	7,784	—
	9,327	2,462

Impairment losses on fixed assets held for resale and on investment properties are occurred as a result of the difference of the fair value and carrying value of related assets. Fair values are produced by independent appraisals.

Impairment losses on goodwill explained in Note 13.

30. RELATED PARTY TRANSACTIONS AND BALANCES

Banking transactions were entered into with the related parties in the normal course of the banking business including cash and non cash loans, finance leases and deposit. The related parties mainly consist of shareholders, related companies, directors and key management personnel.

Balances with the related parties	2005 NTL'000	2004 NTL'000
Loans	8,468	6,536
Finance leases	2	1,071
Non-cash loans	10,792	11,464
Deposits	6,335	4,872
	25,597	23,943

Transaction with the related parties	2005 NTL'000	2004 NTL'000
Profit share income	819	2,443
Profit share expense	191	179
	1,010	2,622

Balances with related parties generally earn or incur profit share at the similar rates at normal commercial terms applied to third parties.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

In addition to the transactions and balances explained in the note above, the total remuneration of directors and other key members of key management during the year are as follows:

	2005 NTL'000	2004 NTL'000
Short-term compensation of key management personnel	2,225	1,493

31. COMMITMENTS AND CONTINGENCIES

	2005 NTL'000	2004 NTL'000
Letters of guarantee	3,271,482	1,584,696
Letters of credit loans and commitments	530,818	289,946
Acceptances	70,820	30,330
Commitments	485,440	351,019
Other	39,236	5,839
	4,397,796	2,261,830

At the balance sheet date, the Group has given guarantees within the context of GSM programs of the Commodity Credit Corporation of the US Department amounting to NTL 6,527 thousand. (31 December 2004: NTL 4,763 thousand)

32. DIVIDENDS

In May 2005, a dividend of in full NTL 0.060 per share (total dividend NTL 7,249 thousand) was paid to shareholders. In May 2004, the dividend paid was in full NTL 0.11 per share (total dividend NTL 6,534 thousand).

33. RISK MANAGEMENT

Through its normal operations, the Group is exposed to a number of risks, the most significant of which are liquidity, credit, operational and market risk. The risk management department exercises its functions according to the Internal Risk Management Policies of the Group, and directly reports to the Board of Directors. Responsibility for the management of these risks rests with the Board of Directors, which delegates the operational responsibility to the Group's general management and appropriate sub-committees.

Liquidity risk

Liquidity risk is a substantial risk in Turkish markets, which exhibit significant volatility. The Group is exposed to a certain degree of mismatch between the maturities of its assets and liabilities.

In order to manage this risk, the Group measures and manages its cashflow commitments on a daily basis, and maintains liquid assets which it judges sufficient to meet its commitments.

The Group uses various methods, including predictions of daily cash positions, to monitor and manage its liquidity risk to avoid undue concentration of funding requirements at any point in time or from any particular source.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

As at 31 December 2005 the estimated maturity analysis for certain assets and liabilities

The maturity analysis for certain asset and liability items is estimated.

	Up to 3 Months NTL'000	3 to 12 Months NTL'000	Over 1 Year NTL'000	No Maturity NTL'000	Total NTL'000
ASSETS					
Cash and cash equivalents	393,632	—	—	—	393,632
Loans, leasing rec. and adv. to customers (Net)	479,557	849,574	704,339	—	2,033,470
Trade Receivables (Net)	2,660	—	54	—	2,714
Insurance Receivables	13,010	9,402	245	3,277	25,934
Inventories (Net)	—	—	—	45,512	45,512
Available for sale investments (Net)	—	—	—	95	95
Investment in Associates (Net)	—	—	—	—	—
Goodwill (Net)	—	—	—	4,366	4,366
Premises And Equipment (Net)				67,201	67,201
Investment Properties (Net)				1,839	1,839
Intangible Assets (Net)				2,331	2,331
Other Assets	10,721	244	215	34,969	46,149
Deferred Tax Asset (Net)	—	—	—	18,690	18,690
	899,580	859,220	704,853	178,280	2,641,933
LIABILITIES					
Customers' Current and Profit Sharing Accounts	1,961,712	170,042	4,095	—	2,135,849
Borrowings	—	2,436	11,871	—	14,307
Obligations Under Finance Leases	—	1,595	—	—	1,595
Trade Payables	1,745	—	—	—	1,745
Corporate Tax	—	—	—	—	—
Provisions	—	—	—	56,890	56,890
Other Liabilities	579	2,612	85	126,370	129,646
Total Liabilities	1,964,036	176,685	16,051	183,260	2,340,032
EQUITY					
Share Capital	—	—	—	—	—
Nominal Capital	—	—	—	240,000	240,000
Inflation Adjustment To Capital	—	—	—	7,870	7,870
Total Paid-In Capital	—	—	—	247,870	247,870
Retained Earnings/ (Accumulated Losses)	—	—	—	48,585	48,585
Equity Attributable To The Equity Holders Of The Parent	—	—	—	296,455	296,455
Minority Interest	—	—	—	5,446	5,446
Total Equity	—	—	—	301,901	301,901
	1,964,036	176,685	16,051	485,161	2,641,933

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

As at 31 December 2004 the estimated maturity analysis for certain assets and liabilities is as follows:

	Up to 3 Months NTL'000	3 to 12 Months NTL'000	Over 1 Year NTL'000	No Maturity NTL'000	Total NTL'000
ASSETS					
Cash and cash equivalents	458,866	5,707	—	—	464,573
Loans, leasing rec. and adv. to customers (Net)	505,482	480,077	295,091	—	1,280,650
Trade Receivables (Net)	2,707	—	106	—	2,813
Insurance Receivables	—	—	—	—	—
Inventories (Net)	—	—	—	49,759	49,759
Investment in Associates (Net)	—	—	—	—	—
Equity Investments (Net)	—	—	—	5,633	5,633
Goodwill (Net)	—	—	—	—	—
Premises And Equipment (Net)	—	—	—	68,614	68,614
Investment Properties (Net)	—	—	—	—	—
Intangible Assets (Net)	—	—	—	1,412	1,412
Other Assets	3,219	15,997	—	23,545	42,761
Deferred Tax Asset (Net)	—	—	—	26,053	26,053
	970,274	501,781	295,197	175,016	1,942,268
LIABILITIES					
Customers' Current and Profit Sharing Accounts	351,699	1,230,591	58,941	—	1,641,231
Borrowings	23,755	—	—	—	23,755
Obligations Under Finance Leases	—	—	—	—	—
Trade Payables	3,547	—	—	—	3,547
Due to Insurers and Reinsurers	—	—	—	—	—
Corporate Tax	—	—	—	—	—
Provisions				13,120	13,120
Other Liabilities				100,102	100,102
Total Liabilities	379,001	1,230,591	58,941	113,222	1,781,755
EQUITY					
Share Capital					
Nominal Capital	—	—	—	120,000	120,000
Inflation Adjustment To Capital	—	—	—	61,033	61,033
Total Paid-In Capital	—	—	—	181,033	181,033
Retained Earnings/ (Accumulated Losses)	—	—	—	(22,390)	(22,390)
Equity Attributable To The Equity Holders Of The Parent	—	—	—	158,643	158,643
Minority Interest	—	—	—	1,870	1,870
Total Equity	—	—	—	160,513	160,513
	379,001	1,230,591	58,941	273,735	1,942,268

Credit risk

Credit risk arises where the possibility exists of a counterparty defaulting on its obligations. The most important step in managing this risk is the initial decision whether or not to extend credit. The granting of credit is authorised at the Board level or at appropriate levels of management depending on the size of the proposed commitment, and in accordance with banking regulations in Turkey. The Group places strong emphasis on obtaining sufficient collateral from borrowers including, wherever possible, mortgages or security over other assets.

The day-to day management of credit risk is devolved to individual business units, which perform regular appraisals of counterparty credit quantitative information.

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

The credit portfolio is monitored according to various criteria including industry sector, geographical area and risk categories.

Market risk

Market risk is the risk that changes in the level of interest rates, currency exchange rates or the price of financial assets and other financial contracts, will have an adverse financial impact. The primary risks within the Group's activities are interest rate and exchange rate risk. Turkish interest rates can be volatile, and a substantial part of the Group's balance sheet is denominated in currencies other than the New Turkish Lira (principally the US dollar and Euro-zone currencies).

The Group's management of its exposure to market risk is performed through the Asset and Liability Committee, comprising members of senior management, and through limits on the positions which can be taken by the Group's treasury and financial assets trading divisions.

Currency risk

Assets and liabilities denominated in foreign currencies together with purchase and sale commitments give rise to foreign currency exposure. The Group is closely controlling its exposure to foreign exchange risk, short or long position because of uncertainties and volatility of the markets.

The below tables summarize the foreign currency position of the Group as at 31 December 2005:

	NTL'000			
	EURO	USD	Other Foreign Currencies	Total
ASSETS				
Cash and cash equivalents	44,382	76,922	1,134	122,438
Due from Financing Activities (Net)	302,564	510,923	—	813,487
Other Assets	52	940	—	992
LIABILITIES				
Customers' Current and Profit Sharing Accounts	290,755	548,691	4,330	843,776
Borrowings	—	14,307	—	14,307
Obligations Under Finance Leases	—	1,595	—	1,595
Other Liabilities	8,995	14,296	909	24,200
Net Balance Sheet Position	47,248	9,896	(4,105)	53,039
Off Balance Sheet Position	—	—	—	—
Forwards to sell agreements	—	—	—	—
Forwards to buy agreements	—	—	—	—
Net Off Balance Sheet position	—	—	—	—
	47,248	9,896	(4,105)	53,039

Amounts expressed in thousands of New Turkish Lira (NTL) in terms of the purchasing power of the NTL at 31 December 2005 (note 2)

The below tables summarize the foreign currency position of the Group as at 31 December 2004:

	NTL'000			
	EURO	USD	Other Foreign Currencies	Total
ASSETS				
Cash and cash equivalents	95,580	229,930	19,614	345,124
Due from Financing Activities (Net)	220,954	374,516	1,128	596,598
Other Assets	14	872	—	886
LIABILITIES				
Customers' Current and Profit Sharing Accounts	260,186	596,576	1,894	858,656
Borrowings	—	—	—	—
Obligations Under Finance Leases	—	—	—	—
Other Liabilities	25,354	21,172	4,599	51,125
Net Balance Sheet Position	31,008	(12,430)	14,249	32,827
Off Balance Sheet Position	—	—	—	—
Forwards to sell agreements	—	—	—	
Forwards to buy agreements	—	—	—	—
Net Off Balance Sheet position	—	—	—	—
	31,008	(12,430)	14,249	32,827

34. EARNINGS PER SHARE

Earnings per share disclosed in the accompanying consolidated statements of operations are calculated by dividing the net earnings (loss) attribute to ordinary shareholders by the weighted average number of shares outstanding during the period concerned.

On December 15, 2005, the Institution issued ordinary shares to their existing shareholders ("Bonus Shares") as a stock dividend. The number of ordinary shares outstanding and related per share amounts were adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented.

A summary of the weighted average number of shares outstanding for the years ended 31 December 2005 and 2004 and the basic earnings per share calculation is as follows:

	2005	2004
Number of shares outstanding at 1 January	180,000,000	180,000,000
New shares issued	60,000,000	—
Number of shares outstanding at the year end	240,000,000	180,000,000
Weighted average number of shares during the year	182,465,753	180,000,000
Net profit (NTL Thousand)	82,902	37,617
Basic and diluted earnings per share (in full NTL)	0.46	0.20

35. SUBSEQUENT EVENTS

The Group's management has decided to purchase the remaining 5,340 shares of Asyafin Turizm, which were previously held by the main shareholder of the Group, with the total price of NTL 12,031 thousand on 25 January 2006. Therefore, the Group's share in Asyafin Turizm increased to 99.99 % from 55.34% subsequent to the balance sheet date.

36. APPROVAL OF FINANCIAL STATEMENTS

The statutory financial statements of the Institution have been approved and authorized for issue by the Board of Directors as at 17 March 2006.

Report N°: SYMM/116/ 986-049

ASYA KATILIM BANKASI A.Ş. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Asya Katılım Bankası Anonim Şirketi,

We have audited the accompanying consolidated balance sheet of Asya Katılım Bankası Anonim Şirketi ("the Finance House") and its subsidiaries as of December 31, 2004, and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the respective years then ended. These financial statements, which are all expressed in the equivalent purchasing power of Turkish Lira as of December 31, 2004, are the responsibility of the Finance House's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asya Katılım Bankası Anonim Şirketi and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the respective years then ended in accordance with International Financial Reporting Standards.

İstanbul—March 09, 2006

SAYGIN **YEMİNLİ MALİ MÜŞAVİRLİK**
VE DENETİM A.Ş.

A member of HLB International

Servet Eyüpgiller
Chartered Accountant
Partner—Auditor in Charge

ASYA KATILIM BANKASI A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2004 AND 2003
(NTL'000)

	Notes	31 December 2004	31 December 2003
Assets			
Cash and cash equivalents	6	444.376	269.540
Funds granted, net & investments in direct financing and sale-leaseback leases, net	7	1.224.977	888.533
Trade receivables, net	8	2.691	836
Inventories, net	9	47.598	1.934
Other receivables and other assets, net	10	40.899	39.638
Investments in equity participations	11	5.387	4.295
Premises, equipment and leasehold improvements, net	12	65.634	108.971
Intangibles assets, net	13	1.351	1.202
Deferred tax asset, net	16	24.920	22.886
Total Assets		**1.857.833**	**1.337.835**
Liabilities			
Funds borrowed from other financial institutions	14	22.722	—
Customers' current and profit sharing accounts	15	1.569.883	1.100.805
Trade payable, net	17	3.394	1.842
Taxation on income, net	16	—	4.546
Provisions	18	12.549	5.866
Other liabilities	19	95.751	115.480
Total Liabilities		**1.704.299**	**1.228.539**
Minority Interest	3	**1.789**	**22**
Shareholders' Equity			
Share capital	20	167.327	138.411
Legal reserves	21	6.049	4.265
Accumulated deficit	21	(55.352)	(50.195)
Unappropriated profit		33.721	16.793
Total Shareholders' Equity		**151.745**	**109.274**
Total Liabilities, Minority Interest and Shareholders' Equity		**1.857.833**	**1.337.835**
Commitments and contingencies	22		

(The accompanying notes are an integral part of these financial statements.)

ASYA KATILIM BANKASI A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME (OPERATIONS)

FOR THE PERIODS ENDING DECEMBER 31, 2004 AND 2003
(NTL'000)

	Notes	31 December 2004	31 December 2003
Trading Income			
Banking	23	271.742	142.305
Other	23	37.970	940
Total Trading Income		**309.712**	**143.245**
Trading Expense			
Banking	24	(155.061)	(65.135)
Other	24	(25.605)	(3.070)
Total Trading Expense		**(180.666)**	**(68.205)**
Net Trading Income		**129.046**	**75.040**
Foreign exchange income/(loss), net		21.925	11.226
Non-trading income		9.589	21.318
Non-trading expense	25	(129.747)	(85.514)
Income before taxation, net monetary position and equity in net loss of associated company		**30.813**	**22.070**
Taxation benefit/(charge)	16	4.648	(1.314)
Net income before monetary gain on net monetary position and equity in net loss of associated company		**35.461**	**20.756**
Equity in net loss of associated company	11	(33)	—
Gain on net monetary position		554	(3.961)
Net income after monetary gain on net monetary position and equity in net loss of associated company		**35.982**	**16.795**
Minority interest	3	(2.261)	(2)
Net income		**33.721**	**16.793**

(The accompanying notes are an integral part of these financial statements)

ASYA KATILIM BANKASI A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIODS ENDING DECEMBER 31, 2004 AND 2003

(NTL'000)

	Share Capital	Legal Reserves	General Reserve	Total Shareholders' Equity
Balances, December 31, 2002	**123.149**	**3.359**	**(32.621)**	**93.887**
Appropriations:				
Dividends paid	—	—	(3.423)	(3.423)
Transfer to legal reserves	—	906	(906)	—
Transfer to share capital	13.245	—	(13.245)	—
Share capital increase—cash injection	2.017	—	—	2.017
Current period income	—	—	16.793	16.793
Balances, December 31, 2003	**138.411**	**4.265**	**(33.402)**	**109.274**
Appropriations:				
Dividends paid	—	—	(6.250)	(6.250)
Transfer to legal reserves	—	1.784	(1.784)	—
Transfer to share capital	13.916	—	(13.916)	—
Share capital increase—cash injection	15.000	—	—	15.000
Current period income	—	—	33.721	33.721
Balances, December 31, 2004	**167.327**	**6.049**	**(21.631)**	**151.745**

(The accompanying notes are an integral part of these financial statements)

ASYA KATILIM BANKASI A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDING DECEMBER 31, 2004 AND 2003

(NTL'000)

	31 December 2004	31 December 2003
Operating Activities		
Net income	**33.721**	**16.793**
Provision for possible losses on funds granted & min. lease payment receivables	28.208	8.331
Expense accruals on current and profit sharing accounts	15.698	8.520
Profit sharing accruals of funds granted	(22.120)	(14.748)
Depreciation and amortization	10.209	5.761
Provision for retirement pay liability, net	625	556
Deferred tax benefit, net	(2.034)	(521)
Current tax, net	—	4.546
Discount on notes and trade receivables, net	38	3
Unearned interest on notes and trade payables, net	(108)	(55)
Equity in net loss of associated company	33	—
Impairment loss	2.355	—
Minority interest	1.767	3
Adjustments to reconcile net income to net cash provided by operating activities	**34.671**	**12.396**
Operating profit before changes in net operating assets	68.392	29.189
Net increase in other receivables and other assets	(3.616)	(6.582)
(Decrease)/increase in provisions and other liabilities	(13.671)	22.073
Taxation on income	(4.546)	(941)
Net Cash Provided from Operating Activities	**46.559**	**43.739**
Investing Activities		
Funds granted & investments in direct financing and sale-leaseback leases, net	(342.532)	(190.609)
Additions to premises, equipment, leasehold improvements and intangibles	(27.856)	(73.582)
Sale of premises, equipment, net	297	1.365
Increase in investments in equity participations	(1.125)	(4.295)
Net increase in trade receivables	(1.893)	(265)
Net increase in inventories	14.874	174
Net increase in trade payables	1.660	1.760
Net Cash Used in Investing Activities	**(356.575)**	**(265.452)**
Financing Activities		
Net increase in customers' profit sharing and current accounts	453.380	249.843
Net increase in funds borrowed from other financial institutions	22.722	—
Share capital increase cash injection	15.000	2.017
Dividends paid	(6.250)	(3.423)
Net Cash Provided from Financing Activities	**484.852**	**248.437**
Increase in cash and cash equivalents	**174.836**	**26.724**
Cash and cash equivalents at beginning of period	269.540	242.816
Cash and cash equivalents at end of period	**444.376**	**269.540**

(The accompanying notes are an integral part of these financial statements)

Index for the notes
to consolidated financial statements

Note	Description
1	Organization and nature of activities
2	Basis of presentation
3	Basis of consolidation
4	Summary of significant accounting policies
5	Related party transactions
6	Cash and cash equivalents
7	Funds granted, net & investments in direct financing and sale-leaseback leases, net
8	Trade receivables, net
9	Inventories, net
10	Other receivables and other assets, net
11	Investments in equity participations
12	Premises, Equipment, Leasehold Improvements, net
13	Intangibles, net
14	Funds borrowed from other financial institutions
15	Customers' current and profit sharing accounts
16	Taxation on income
17	Trade payable, net
18	Provisions
19	Other liabilities
20	Share capital
21	Legal and general reserves
22	Commitments and contingencies
23	Trading income, net
24	Trading expense, net
25	Non trading expense
26	Credit risk
27	Liquidity risk
28	Currency risk
29	Capital adequacy
30	Financial instruments
31	Subsidiaries and associates
32	Segmental information
33	Subsequent events

(NTL figures are in thousand)

Note 1—Organisation and nature of activities

Asya Katılım Bankası A.Ş. (Finance House) was incorporated on October 24, 1996. As of December 31, 2004, the Finance House has 62 branches (December 31, 2003 – 43) and 1.333 employees (December 31, 2003—993). The Finance House's main activity is to collect and provide funds in the form of current and profit sharing accounts.

The Finance House's title, which was previously named as Asya Finans Kurumu A.Ş. was amended as Asya Katılım Bankası A.Ş. on 29 December 2005.

The Finance House's registered office is at Kuşbakışı Caddesi No:2, 34662 Altunizade, İstanbul.

Note 2—Basis of presentation

The Finance House and its subsidiaries maintains its books of account in accordance with Turkish commercial practice and tax regulations (Turkish GAAP) and principles and regulations issued by the Banking Regulatory and Supervisory Agency "BRSA" (the subsidiaries are not subjected to the regulations of BRSA). The accompanying financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standards (IFRS) which comprise standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards (IAS) and Standing Interpretations Committee interpretations approved by the IASC that remain in effect.

The significant differences between accounting policies applicable to finance houses in Turkey and IFRS relate to the following :

- Inflation accounting (*Note 4/a*)
- IAS 17-Accounting for leases
- Recognition of deferred tax effects of taxable temporary differences

Effective January 01, 2001, the Finance House adopted IAS 39 Financial Instruments Recognition and Measurement. Further information is presented in accounting policies for assets available for sale and in respective notes.

As a result of a change in Turkish tax legislation, the Finance House adopted IAS 17 for the new contracts effective July 1, 2003.

Note 3—Basis of consolidation

The accompanying consolidated financial statements include the accounts of the parent company, the Finance House, its subsidiaries and associate on the basis set out in sections below. The financial statements of the companies included in the consolidation have been prepared as of the date of the consolidated financial statements.

Subsidiaries: Subsidiaries are those enterprises controlled by the Finance House. Control exists when the Finance House has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account.

Associates: Associates are all entities over which the Finance House has significant influence but not control, usually accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment write-off) determined at the

acquisition date. The Finance House share of its associates' post-acquisition profits or losses is recognized in the income statement.

The financial statements include the Finance House's share of the total recognized gains or losses of associates on an equity accounted basis.

Elimination: Intercompany balances and transactions are eliminated in preparing the consolidated financial statements by adjustments.

Minority interest: Non-controlling, outside ownership interest in a subsidiaries' shareholders' equity is presented as minority interest. Income (loss) attributable to minority interest is presented as deduction from consolidated net income.

Subsidiaries and associates ("other"):

The breakdown of subsidiaries and associates are as follows:

Name of the company	Sector	Subsidiary / Associate
Işık Sigorta A.Ş. (*)	Insurance	Associate
Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti.	Insurance Intermediary Services	Subsidiary
Asyafin İnşaat Sanayi Dış Ticaret ve Paz. A.Ş.	Construction and Project Development	Subsidiary
Asya Bilişim Tekno. Tur. İnş. San. ve Dış Tic. A.Ş.	Information Technology	Subsidiary
Vira Deniz Nakliyat Tur. San. A.Ş.	Shipping	Subsidiary
Asyafin Turizm Proje İnş.Taah. Em San. ve Tic. A.Ş.	Hotel accommodation and marketing of time shares	(**)

(*) Işık Sigorta A.Ş. has been consolidated according to the equity method.

(**) The Finance House has the controlling power on the operations and the financial policies of the company at the end of 2004 and 2003 through its subsidiaries Asyafin İnşaat Sanayi Dış Ticaret ve Pazarlama A.Ş. (Asyafin İnşaat) and Asya Bilişim Teknolojileri Tur. İnş. San. ve Dış Tic. A.Ş. (Asya Bilişim). Asyafin İnşaat and Asya Bilişim are the shareholders of the company at the percentage rate of 46,1 % and 9,25% (31 December 2003: 4,64% and 9,25%) respectively.

Note 4—Summary of significant accounting policies

The major accounting policies followed in the preparation of the accompanying financial statements, are set out below ;

a) *Accounting Convention:* The accompanying financial statements originally prepared under the historical cost convention (except for the revaluation of premises and equipment in accordance with the Turkish Procedural Tax Code effective before 2004) are restated in accordance with IAS 29. IAS 29 is applicable for accounting periods beginning from January 1, 1990 and deals with the effect of inflation on financial statements prepared in highly inflationary economies. There are certain criteria prescribed by IAS 29 in order to define an economy as highly inflationary, one of which is the cumulative inflation rate over three years approaching, or exceeding 100%. As of December 31, 2004, the three-year cumulative rate in Turkey has been 69,7 % (December 31, 2003—181,1 %), based on the wholesale price index as published by the Turkish State Institute of Statistics.

IAS 29 requires that financial statements prepared in accordance with IAS in highly inflationary economies be stated in terms of the measuring units current at the balance sheet date and corresponding figures for previous periods be restated in the same units.

The main guidelines for the restatement are as follows :

- Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at the balance sheet dates.
- Non-monetary assets and liabilities and components of shareholders' equity (except for revaluation adjustment which is eliminated) which are not expressed in terms of the measuring unit current at the balance sheet dates are restated by applying a general price index.
- All items in the statement of operations are restated by applying the relevant conversion factors.
- The gain or loss on net monetary position is included in the statement of income (operations) as loss on net monetary position.
- Indices and conversion factors used to restate the accompanying financial statements are as follows :

Date	Index	Conversion Factor
December 31, 2004	8.403,8	1,000
December 31, 2003	7.382,1	1,138
December 31, 2002	6.478,8	1,297

- Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Finance House could realize or settle the same values of assets and liabilities as indicated in the accompanying balance sheets. Similarly, it does not necessarily mean that the Finance House could return or settle the same values of shareholders' equity to its shareholders.

According to the new tax law, published in the Official Gazette on December 30, 2003 and effective from January 1, 2004, that requires amendment in Tax Procedures Law numbered 5024, Income and Corporate Tax Law; taxpayers which are obliged to keep their books according to the base of balance sheet should restate their non-monetary assets, non-monetary liabilities and shareholders' equity in order to eliminate the effects of inflation. The Finance House and its subsidiaries restated its statutory financial statements according to the new law.

Financial statements are adjusted according to necessary amendments and classifications in accordance with IFRS.

b) *Assets Available for Sale:* All investments are initially recognized at cost, being the fair value of the consideration given including acquisition charges associated with the investment. After initial recognition, investments, which are classified as available for sale, are measured at fair value, unless fair value cannot be reliably measured.

For investments traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date, adjusted for transaction costs necessary to realise the asset. Any gain or loss arising from a change in fair value of assets available for sale is included in the statement of income (operations) in the period in which it arises.

c) *Funds granted, allowance for possible losses and income recognition:* Funds directly granted to customers by the Finance House are carried at gross principal amount less any allowance for possible losses. Funds granted are reflected in the financial statements upon the delivery of cash to customers.

Allowance for possible losses is the estimated amount that management believes to be adequate to absorb possible future losses on existing funds granted (including lease receivables) that may become uncollectible. The Finance House reviews the impairment of funds granted at each balance sheet date. An impairment loss provision is created to reduce the impaired funds granted to their net realizable value. Net realizable value is calculated as the amount of estimated future cash flows, including any guarantees and collaterals, discounted at the current balance sheet date. In case of a possible decrease in the impairment amount, the impairment loss provision is reduced by crediting the provision for possible losses.

Since the depositors bare the risk of funds granted to third parties, when the funds granted turn out to be doubtful, 20% of the risk is recorded as an expense while 80% is deducted from the profit share to be distributed to the depositor. In case of funds granted form the shareholders' equity the provision is directly charged to statement of income.

The Finance House ceases to evaluate the foreign exchange funds granted that become doubtful as stipulated by the local regulations. Yet, the foreign exchange deposits that constitute the source of these funds are still evaluated. By considering that the profit sharing basis is valid—except from funds provided via equity—in the operations of finance houses, 80% of doubtful funds granted which were provided using depositor accounts have been booked as income. Since there isn't any adjustment subject to the Finance House profitability, the deferred tax effect has not been calculated.

d) *Assets Held for Resale*: Assets held for resale are stated at cost less impairment losses. Impairment losses for all material properties acquired against funds granted are determined based on the valuation reports obtained from independent appraisers.

e) *Premises, Equipment, Leasehold Improvements and Intangibles*: Premises, equipment, leasehold improvements and intangibles are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method to write-off the cost of each asset over its estimated useful life at the following rates :

Buildings	2%
Furniture and fixtures	20%
Office equipment	20%
Vehicles	20%
Leasehold improvements	20%
Intangibles	20%
Other	20%

Expenses for repairs and maintenance are charged to expenses as incurred.

f) *Trade receivables:* Trade receivables that are created by the "subsidiaries" by way of providing goods or services directly to a debtor are carried at amortized cost. Short duration receivables with no stated interest rate are measured at original invoice amount unless the effect of imputing interest is significant. A credit risk provision for trade receivables is established if there is objective evidence that the "subsidiary" will not be able to collect all amounts due.

The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of all cash flows, including amounts recoverable from guarantees and collateral, discounted based on the original effective interest rate of the originated receivables at inception.

If the amount of the impairment subsequently decreases due to an event occurring after the write-down, the release of the provision is credited to non-trading income.

g) *Investment in Direct Financing and Sale-Leaseback Leases*: Leasing contracts under Turkish regulations are for a minimum 2 or 4 years. The sum of the minimum lease payments is recorded as gross investment in the leases. The difference between the gross investment and the cost of leased assets is recorded as unearned income and is deducted from the gross investment in the leases to arrive at the net investment in the lease. Lease income is recognized over the term of the lease using the net investment method. Per lease agreements made with the lessees, there is no residual value guaranteed to the lessor and the ownership of the items leased will be transferred to the lessees at the end of the lease terms.

h) *Inventories:* Inventories are stated at the lower of cost or net realizable value. Net realizable value is the net amount found after deducting expenses that are required for preparing products for sale from selling price

i) *Reserve for Retirement Pay*: In accordance with Turkish Social Security Legislations, companies are required to make certain lump-sum payments to employees in the event of their retirement or

termination other than by resignation or for misconduct, based on their accumulated periods of service at the balance sheet date on the basis of 30 days' pay per year of service limited to a maximum of NTL 1,5 (December 31, 2003—NTL 1,3).

International Financial Reporting Standards require actuarial valuation methods to be developed to estimate the enterprise's obligation under defined benefit plans. The principal actuarial assumptions used in the calculation of the total liability in the accompanying consolidated financial statements at 31 December 2004 and 2003 are as follows:

	2004	2003
Discount rate	16%	25%
Inflation rate	10%	18%

j) *Deferred Taxes*: Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date. Such temporary differences are the differences between the tax base of an asset or liability and its carrying amount in the balance sheet.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

k) *Foreign Currency Items*: Gains and losses arising from foreign currency transactions are reflected in the statements of income as realized during the course of the period. Foreign currency assets and liabilities have been translated into Turkish Lira equivalents at period-end foreign exchange rates, the effects of which are also classified within foreign exchange (loss) income, net, in the accompanying financial statements.

Period-end foreign exchange rates used by the Finance House as of December 31, 2004 and 2003 are as follows (TL):

	USD	EUR
December 31, 2004	1.337.500	1.822.028
December 31, 2003	1.395.000	1.747.342

l) *Related Parties*: Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions. For the purpose of these financial statements, subsidiaries and shareholders are referred to as related parties.

m) *Revenue and Expense Recognition*: All income and expense items are recognized on an accrual basis except service fee, commission income and dividends from equity participations which are recorded as income when collected.

n) *Impairment of Assets*: An assessment is made at each balance sheet date to determine whether there is objective evidence that premises, equipment, leasehold improvements and intangibles, assets held for resale and unconsolidated subsidiaries may be impaired. If such evidence exists, the estimated recoverable amounts of related assets are determined and any impairment loss recognized for the difference between the recoverable amounts and the carrying amounts are accounted for as an allowance on the balance sheet and the amount of the loss is included in the net profit and loss for the period.

o) *Goodwill*: Goodwill is an excess of the cost of the acquisition over the fair value of the Finance House's interest in the identifiable net assets of the acquired subsidiary /associate as at the acquisition date. Goodwill on acquisition of subsidiaries is recognized in intangible assets. Goodwill on acquisition of associates is recognized in investments in associates. Goodwill is not amortized and instead it is tested for impairment annually and presented in the balance sheet net of accumulated impairment

write-offs. Gains or losses on disposal of any entity take into account the carrying amount of goodwill attributable to the sold entity.

p) *Provisions*: Provisions are recognised when the Finance House and its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

q) *Other revenue*: Revenues are recognized on an accrual basis.

r) *Offsetting*: Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

s) *Trade and Settlement Date Accounting*: All "regular way" purchases and sales of financial assets are recognised on the trade date, in other words the date that the Finance House commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

t) *Uses of Estimates*: Preparation of the accompanying financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Note 5—Related party transactions

In the course of conducting its business, the Finance House conducted various business transactions with related parties. These transactions were carried out on commercial terms and at market rates. The related party transactions and outstanding balances are as follows:

Related party outstanding balances:

	31 December 2004	31 December (*) 2003
Funds granted	6.251.504	7.643.256
Investments in direct financing and sale leaseback leases	1.024.542	265
Current & profit sharing accounts	4.660.037	10.054.547
Commitments	10.966.021	1.775

(*) restated.

Related party transactions:

	31 December 2004	31 December (*) 2003
Income from funds granted	2.538.352	2.292.875
Distributions to depositors	(201.647)	(176.976)

(*) restated.

Note 6—Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	31 December 2004	31 December 2003
Liquid assets	27.406	19.749
Balances with banks	241.606	145.934
Balances with the Central Bank	64.450	13.080
Reserve deposits at the Central Bank	110.914	90.777
Total	**444.376**	**269.540**

Liquid assets:

Liquid assets are comprised of the following:

	31 December 2004	31 December 2003
Cash balances—NTL	10.789	7.168
Cash balances—FX	16.592	12.571
Other liquid assets	25	10
Total	**27.406**	**19.749**

Liquid assets by foreign currency type are as follows:

	31 December 2004	31 December 2003
NTL	10.814	7.178
Usd	9.838	7.404
Eur	6.401	5.155
Other	353	12
Total	**27.406**	**19.749**

Balances with banks:

Balances with banks by foreign currency type are as follows:

	31 December 2004	31 December 2003
Demand deposits—NTL	13.265	29.680
Demand deposits—FX	70.596	45.150
Time deposits—FX	157.745	71.104
Total	**241.606**	**145.934**

	31 December 2004	31 December 2003
Domestic banks—demand deposits	55.902	66.248
Foreign banks—demand deposits	27.959	8.582
Foreign banks—time deposits	157.745	71.104
Total	**241.606**	**145.934**

Balances with the Central Bank:

	31 December 2004	31 December 2003
Demand deposits—NTL	64.249	12.820
Demand deposits—FX	201	260
Total	**64.450**	**13.080**

The balance includes blocked accounts at the amount of NTL 55.906 (31 December 2003: NTL 12.808)

Reserve deposits at the Central Bank:

According to Communiqué No.7 for Private Finance Houses, issued at the Official Gazette dated November 6, 1998 and numbered 23515, the Finance House is obliged to place a certain percentage of its customers' current and profit sharing accounts with the Central Bank. Such blocked accounts may be in the form of cash or other liquid assets which are approved by the Central Bank. The percentages prevailing at December 31, 2004 and December 31, 2003, are as follows:

	Reserve Requirement			
	31 December 2004		31 December 2003	
	Foreign Currency	NT Lira	Foreign Currency	NT Lira
Current Accounts (*)	11%	6%	11%	5,7%
Profit Sharing Accounts(*)	11%	6%	11%	5,7%

(*) Excluding the placements of local banks and other finance houses.

Reserve deposits by currency type is as follows:

	31 December 2004	31 December 2003
Reserves—NTL	25.928	10.788
Reserves—FX	84.986	79.989
Total	**110.914**	**90.777**

Note 7—Funds granted and investments in direct financing and sale-leaseback leases, net

	31 December 2004	31 December 2003
Funds granted, net	1.082.246	742.690
Investments in direct leases and sale-leaseback leases, net	142.731	145.843
Total	**1.224.977**	**888.533**

Funds Granted, net:

Funds granted are comprised of the following:

	31 December 2004	31 December 2003
Performing		
Funds granted from profit sharing accounts	740.438	458.332
Funds granted from current accounts and equity	300.112	227.600
	1.040.550	**685.932**
Profit sharing accruals of funds granted	22.120	14.748
Non-performing		
Funds granted from profit sharing accounts	39.021	52.271
Funds granted from current accounts and equity	25.540	28.053
Total funds granted	**1.127.231**	**781.004**
Allowance for doubtful receivables		
Funds granted from profit sharing accounts	(23.357)	(29.976)
Funds granted from current accounts and equity	(21.628)	(8.338)
Total funds granted, net	**1.082.246**	**742.690**

The concentration of the funds granted to industry groups is as follows :

Industry Group	31 December 2004	31 December 2003
Textile industry	237.642	128.158
Construction industry	111.403	29.571
Food, soft drinks and tobacco industry	100.166	63.245
Paper industry	57.338	20.154
Education	11.350	4.211
Machinery and equipment industry	45.546	9.144
Transportation & communication industry	39.244	10.848
Chemicals industry	38.323	21.365
Metal industry	37.392	20.808
Electrical and optical industry	24.306	14.135
Agriculture, hunting & forestry	22.894	11.389
Wood and wooden products industry	22.738	16.181
Health and social services	20.846	5.637
Rubber and plastic industry	17.213	13.201
Other non-metals industry	17.110	8.005
Nuclear fuel, refinery and petroleum	13.505	6.856
Tourism	11.720	—
Industry of mines that do not produce energy	11.686	4.324
Wholesale and retail commercial services	8.561	4.901
Production industry	6.687	2.869
Other social services	6.179	11.109
Financial intermediation, advertisement & insurance industry	6.096	4.638
Electrical, gas and water sources	3.061	944
Other (*)	169.544	274.239
Total	**1.040.550**	**685.932**

(*) Includes small and medium sized enterprises operating in various sectors.

Investments in direct leases and sale-leaseback leases, net:

Minimum lease payments receivable consists of rentals receivable over the term of the leases.

	31 December 2004	31 December 2003
Minimum lease payments receivable	165.664	170.221
Unearned interest income (-)	(22.848)	(24.280)
Minimum lease payments receivable, net	**142.816**	**145.941**
Allowance for doubtful minimum lease payments receivable (-)	(85)	(98)
Investments in direct leases and sale-leaseback leases, net	**142.731**	**145.843**

Minimum lease payments receivable to be collected are as follows:

Years	NTL	Usd	Euro	Other	31 December 2004 NTL Total
2005	16.683	24.439.032	19.884.488	2.818.004	88.225
2006	10.203	15.381.923	14.341.073	2.742.228	59.461
2007	1.780	4.808.937	4.318.691	107.086	16.180
2008	91	323.220	619.770	—	1.653
2009	—	58.348	180	—	79
2010	—	48.976	—	—	66
Total	**28.757**	**45.060.436**	**39.164.202**	**5.667.318**	**165.664**

Years	NTL	Usd	Euro	Other	31 December 2003 NTL Equivalent
2004	8.322	27.007.577	25.456.935	4.044.657	105.964
2005	2.080	12.780.971	11.693.300	2.209.912	47.884
2006	216	4.031.273	2.169.864	2.079.208	13.049
2007	1	1.864.306	182.093	—	3.324
Total	**10.619**	**45.684.127**	**39.502.192**	**8.333.777**	**170.221**

The concentration of minimum lease payments receivables to industry groups is as follows:

Industry Group	31 December 2004	31 December 2003
Textile industry	75.027	99.524
Construction industry	13.265	56
Health and social services	9.542	2.960
Machinery and equipment industry	9.280	3.462
Education	9.050	14.548
Food, soft drinks and tobacco industry	6.539	4.140
Paper industry	4.138	1.020
Production industry	3.038	152
Rubber and plastic industry	2.708	3.946
Wood and wooden products industry	2.446	1.554
Other non-metals industry	1.680	687
Metal industry	1.669	2.117
Chemicals industry	1.330	1.839
Other social services	1.266	613
Electrical and optical industry	1.217	1.089
Transportation and communication industry	1.165	599
Agriculture, hunting and forestry	1.118	674
Nuclear fuel, refinery and petroleum	359	104
Electrical, gas and water sources	303	2.182
Industry of mines that do not produce energy	265	289
Wholesale and retail commercial services	175	51
Tourism	77	—
Financial intermediation, advertisement and insurance industry	21	—
Other	19.986	28.615
Total	**165.664**	**170.221**

Note 8—Trade receivables, net

	31 December 2004	31 December 2003
Trade receivables	2.624	739
Notes receivables	65	55
Deposits and guaranties given	46	52
Less: Discount on notes and trade receivables	(38)	(3)
Less: Allowances for doubtful receivables	(6)	(7)
Total	**2.691**	**836**

Notes and trade receivables are discounted at 42% (31 December 2003: 48%)

Note 9—Inventories, net

	31 December 2004	31 December 2003
Merchandises	46.608	1.841
Order advances given	784	—
Raw materials	206	93
Total	**47.598**	**1.934**

The subsidiaries of the Finance House, Asyafin Turizm and Asyafin İnşaat sell and market vacation ownership interests and provides short term consumer financing to individuals purchasing vacation ownership interests. The merchandise balance consists of these unsold ownership interests on the time share flats as of year end.

Note 10—Other receivables and other assets, net

The breakdown of other receivables and other assets is as follows :

	31 December 2004	31 December 2003
Assets held for resale	24.873	24.983
Value added tax carried forward (*)	12.721	8.689
Prepaid expenses	3.353	3.132
Business advances given	11	225
Advances given to personnel	11	—
Other receivables	2.285	2.609
Less: Impairment of assets held for resale	(2.355)	—
Total	**40.899**	**39.638**

(*) One of the subsidiary of the Finance House (Asyafin Turizm) paid value added tax (VAT) with the rate 18% for the expenditures of the "Project" (timeshare flats) and booked as VAT carry forward under the current assets. Asyafin Turizm issued invoices for the timeshare flat with the VAT rate 1% and deducted from the VAT receivable. The VAT receivable amount occurred due to the difference between VAT rates for the purchasing and selling invoices. The Company received VAT amounting to NTL 2.197 from tax authorities in 2005.

Note 11—Investments in equity participations

In November 2003, the Finance House has acquired 22,49% of shareholding in Işık Sigorta A.Ş. an associated company at an amount of NTL 3.750 (historical). As of December 31, 2004 and 2003 historical carrying value of the Finance House's investment in Işık Sigorta A.Ş. included the share capital increase in 2004 is NTL 4.818 and

NTL 3.750 respectively. As of December 31, 2004 and 2003, Işık Sigorta A.Ş. has been consolidated according to profit taking from the equity method.

As of December 31,2004 and 2003, the equity amounts to NTL 11.341 and NTL 6.485 respectively as stated in its financial statements, which have been audited by an other auditing firm and indexed under inflation effect. In accordance with share taking from equity method, NTL (33) (2003—NTL 1.459), which corresponds to 22,49% of the said amount has been reflected on the Finance House's financial statements included the goodwill.

The movement of investment is as follows:

	31 December 2003
Additions (22,49% of the shareholders' equity)	1.459
Goodwill	2.836
Acquisition Cost—net carrying amount	**4.295**

	31 December 2004
Opening balance	4.295
Additions (share capital increase—cash)	1.125
Current year loss	(33)
Net carrying amount	**5.387**

Note 12—Premises, Equipment, Leasehold Improvements, net

The movement of premises, equipment and leasehold improvements is as follows:

	01 January 2004	Additions/ Charge	Disposals	Transfers from CIP	Transfer to time share flats	31 December 2004
Acquisition cost						
Land	1.056	—	—	—	(885)	171
Buildings	17.621	45	—	13.237	—	30.903
Leasehold improvements	11.275	6.044	(257)	—	—	17.062
Machinery & equipment	13.089	2.919	(140)	44	—	15.912
Vehicles	3.406	959	(206)	—	—	4.159
Furniture & fittings	7.923	4.192	—	—	—	12.115
Other fixed assets	9.360	3.074	(239)	—	—	12.195
CIP & advances given	62.962	9.972	—	(13.281)	(59.653)	—
Total	**126.692**	**27.205**	**(842)**	**—**	**(60.538)**	**92.517**

	01 January 2004	Additions/ Charge	Disposals	Transfers from CIP	Transfer to time share flats	31 December 2004
Accumulated depreciation						
Buildings	(758)	(393)	—	—	—	(1.151)
Leasehold improvements	(5.379)	(2.408)	257	—	—	(7.530)
Machinery & equipment	(4.616)	(2.382)	83	—	—	(6.915)
Vehicles	(1.260)	(623)	127	—	—	(1.756)
Furniture & fittings	(1.990)	(1.755)	—	—	—	(3.745)
Other fixed assets	(3.718)	(2.146)	78	—	—	(5.786)
Total	**(17.721)**	**(9.707)**	**545**	**—**	**—**	**(26.883)**
Net carrying amount	**108.971**					**65.634**

	01 January 2003	Additions/ Charge	Disposals	Transfers	31 December 2003
Acquisition cost					
Land	1.171	—	—	(115)	1.056
Buildings	9.007	1.143	—	7.471	17.621
Leasehold improvements	7.007	4.825	(557)	—	11.275
Machinery & equipment	6.997	7.188	(1.096)	—	13.089
Vehicles	2.175	1.492	(261)	—	3.406
Furniture & fittings	3.652	5.628	(1.357)	—	7.923
Other fixed assets	6.880	2.516	(36)	—	9.360
CIP & advances given	20.239	50.079	—	(7.356)	62.962
Total	**57.128**	**72.871**	**(3.307)**	**—**	**126.692**
Accumulated depreciation					
Buildings	(517)	(241)	—	—	(758)
Leasehold improvements	(4.628)	(1.295)	544	—	(5.379)
Machinery & equipment	(3.689)	(1.108)	181	—	(4.616)
Vehicles	(945)	(554)	239	—	(1.260)
Furniture & fittings	(2.193)	(750)	953	—	(1.990)
Other fixed assets	(2.235)	(1.508)	25	—	(3.718)
Total	**(14.207)**	**(5.456)**	**1.942**	**—**	**(17.721)**
Net carrying amount	**42.921**				**108.971**

Note 13—Intangibles, net

The movement of intangibles is as follows:

	2004	2003
Acquisition cost		
Opening balance	1.977	1.266
Additions	651	711
Balance at the end of year	**2.628**	**1.977**
Accumulated Depreciation (-)		
Opening balance (-)	(775)	(470)
Charge for the year (-)	(502)	(305)
Balance at the end of year (-)	**(1.277)**	**(775)**
Net carrying amount	**1.351**	**1.202**

Note 14—Funds borrowed from other financial institutions

Opening Date	Date of Maturity	Interest Rate	NTL
31.12.2004	05.01.2005	Interest-Free	22.722

The Finance House has been collecting social security premiums in the name of its local correspondent banks and then transfer to its correspondents. The Finance House takes this short-term liability into its credit account throughout this time. Similar type of credits are usually free of interest.

Note 15—Customers' current and profit sharing accounts

The breakdown of customers' current and profit sharing accounts is as follows:

	31 December 2004	31 December 2003
NTL	127.898	84.270
FX	208.726	187.750
Current accounts	**336.624**	**272.020**
NTL	606.431	287.007
FX	611.130	533.258
Profit sharing accounts	**1.217.561**	**820.265**
Customers' current and profit sharing accounts	**1.554.185**	**1.092.285**
Expense accruals on current and profit sharing accounts	15.698	8.520
Total Customers' current and profit sharing accounts	**1.569.883**	**1.100.805**

The breakdown of customers' current & profit sharing accounts by their maturities including the expense accruals is as follows:

	31 December 2004		31 December 2003	
	NTL	FX	NTL	FX
Up to 1 month	127.869	208.540	86.835	185.817
1-3 months	532.114	447.025	253.017	372.338
3-6 months	47.071	120.391	26.343	106.200
6-9 months	11.251	19.243	6.056	19.049
9-12 months	23.657	32.722	3.966	41.184
TOTAL	**741.962**	**827.921**	**376.217**	**724.588**

Customers' current and profit sharing accounts by foreign currency type are as follows:

	31 December 2004		31 December 2003	
	FX	NTL Equivalent	FX	NTL Equivalent
US $	107.255.314	143.454	89.271.543	141.769
Euro	34.829.467	63.460	21.962.294	43.687
Other	22.197.747	1.812	1.444.587	2.294
Current accounts		**208.726**		**187.750**
US $	318.868.180	426.486	242.315.427	384.813
Euro	101.339.941	184.644	74.626.300	148.445
Profit sharing accounts		**611.130**		**533.258**

The breakdown of customers' current & profit sharing accounts by customer types including the expense accruals is as follows:

	31 December 2004		
	Demand	Time	Total
NTL saving deposits	53.005	419.813	472.818
Foreign currency saving deposits	111.674	552.407	664.081
Public, commercial and other enterprises	165.883	261.039	426.922
Interbank deposits	6.062	—	6.062
Total	**336.624**	**1.233.259**	**1.569.883**

	31 December 2003		
	Demand	Time	Total
NTL saving deposits	38.919	248.677	287.596
Foreign currency saving deposits	103.071	507.235	610.306
Public, commercial and other enterprises	130.030	72.873	202.903
Interbank deposits	—	—	—
Total	**272.020**	**828.785**	**1.100.805**

Note 16—Taxation on income

According to the new tax legislation numbered 5035 and published in the Official Gazette dated January 2, 2004, the corporate tax rate on taxable income of 2004 will be applied as 33% (December 31, 2003: 30%) and the forthcoming years will again be 30%. The corporation tax will be paid in one instalment within the period of the declaration. The Company will not pay withholding tax other than the above mentioned 33% corporation tax if the net income of 2004 is not distributed as dividend.

Items exempted from corporation tax were subject to income tax at the effective rate of 19.8% before the effective date (April 24, 2003) of tax legislation numbered 4842. This legislation eliminates the current 19.8% withholding tax over the investment allowance. The investment allowances related with the investment incentive certificates obtained before the effective date mentioned above is subject to former legislation.

Advance corporate tax rate paid on corporate income quarterly has been increased from 30% to 33% and will be paid until the 15th day of the second month following the period which will be offset from the final tax liability computed on the current year's operating results.

With introduction of inflation accounting in Turkish tax practice beginning from January 1 2004, all restatement differences from inception date to 31 December 2003 were not subject to income tax and they became permanent differences.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxation charge, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

Balance sheet:

Current tax payable	31 December 2004	31 December 2003
Current income tax	168	4.563
Less: prepaid taxes (-)	(168)	(17)
Current tax payable, net	—	**4.546**

Deferred tax	31 December 2004	31 December 2003
Deferred tax asset	30.937	28.882
Less: deferred tax liability	(6.017)	(5.996)
Deferred tax asset, net	**24.920**	**22.886**

Income statement:

Taxation	31 December 2004	31 December 2003
Current income tax	(168)	(4.563)
Deferred tax benefit	4.816	3.249
Taxation, net	**4.648**	**(1.314)**

Components of deferred tax assets/(liabilities):

	31 December 2004	31 December 2003
Effective rate 30%		
Leasing adjustment	27.626	26.740
Remaining portion of investment allowances, net (eff. rate 10,2%)	277	—
Impairment losses	706	—
Retirement pay provision	521	336
Provision for minimum lease payment receivables	26	29
Difference between carrying value and tax base of property and equipment including leased assets included effect of depreciation rates	(2.851)	(5.983)
Difference between carrying value and tax base of time share flats	(2.035)	—
Advances received from time share flats	—	828
Adjustment of time share sales realised in 2004	(1.131)	
Other, net	1.781	936
Total	**24.920**	**22.886**

The movement of deferred tax asset, net is as follows:

	2004	2003
Opening balance at 01 January	22.886	22.365
Monetary loss	(2.782)	(2.728)
Charge	4.816	3.249
Closing balance at 31 December	**24.920**	**22.886**

In Turkey, there is no procedure for the final agreement of tax assessment. Tax returns are filed within four months following the end of the year to which they relate and the tax authorities may examine the accounting records and may revise assessments within five years.

Note 17—Trade payable, net

	31 December 2004	31 December 2003
Trade payables	3.430	1.850
Notes payable	72	47
Less: Unearned interest on notes and trade payables	(108)	(55)
Total	**3.394**	**1.842**

Notes and trade payables are discounted at 42% (31 December 2003: 48%)

Note 18—Provisions

	2004	2003
Provision for retirement pay liability and movement		
Opening balance at 01 January	1.130	575
Monetary gain	(137)	(71)
Charge for the year, net	1.760	1.029
Amount paid (-)	(998)	(403)
Closing balance at 31 December	**1.755**	**1.130**
Provision for other liabilities	10.794	4.736
Total	**12.549**	**5.866**

Note 19—Other Liabilities

The breakdown of other liabilities is as follows :

	31 December 2004	31 December 2003
Credit card payables	38.507	30.428
Clearing account	34.078	24.077
Taxes and duties payable	6.282	6.709
Import transfer orders	6.027	—
Blocked accounts	1.241	4.231
Advances received from timeshare sales	—	24.857
Miscellaneous liabilities	9.616	25.178
TOTAL	**95.751**	**115.480**

Note 20—Share capital

Nominal share capital consists of 120.000.000 shares issued, authorized and fully paid (December 31, 2003—60.000.000 shares) having par value of TL 1 million each.

The shareholders of the Finance House and their percentages of ownership are as follows :

	31 December 2004	
Shareholders	**Participation**	**Amount**
Ortadoğu Tekstil Tic. San. A.Ş.	9,44%	11.328
Abdulkadir Konukoğlu	5,58%	6.696
BJ Tekstil Tic. San A.Ş.	5,00%	6.000
Others	79,98%	95.976
Historical capital	**100,00%**	**120.000**
Inflation adjustment		47.327
Restated capital		**167.327**

	31 December 2003	
Shareholders	**Participation**	**Amount**
Ali Akbulut	9,35%	5.610
M.İhsan Kalkavan	6,46%	3.876
Nebahat İşbilen	5,79%	3.474
Abdülkadir Konukoğlu	5,58%	3.348
Others	72,82%	43.692
Historical capital	**100,00%**	**60.000**
Inflation adjustment		78.411
Restated capital		**138.411**

Note 21—Legal and general reserves

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Finance House's share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Finance House's share capital. The first and second legal reserves are not available for distribution unless they exceed 50% of the share capital, but may be used to absorb losses in the event that the general reserve is exhausted.

Note 22—Commitments and contingencies

The outstanding balances of commitments and contingencies are as follows:

	31 December 2004	31 December 2003
Letters of guarantee	1.515.805	775.944
Import letters of credit	277.341	176.654
Acceptance credits	29.011	7.611
Other	341.344	—
Total	**2.163.501**	**960.209**

The maturities of acceptance credits and import letters of credit are less than one year. Letters of guarantee on the other hand are generally issued for an indefinite term.

The concentration of the commitments to industry group is as follows:

Industry Group	31 December 2004	31 December 2003
Construction industry	552.993	249.797
Electrical & optical industry	173.084	7.434
Textile industry	172.304	87.609
Food, soft drinks & tobacco industry	171.771	125.872
Metal industry	66.316	39.761
Industry of mines that produce energy	57.487	14.670
Paper industry	43.903	5.808
Machinery & equipment industry	37.422	25.183
Agriculture, hunting & forestry	37.014	7.201
Chemicals industry	33.772	21.341
Tourism	21.807	10.521
Rubber & plastic industry	19.039	11.392
Health & social services	18.664	8.844
Nuclear fuel, refinery & petroleum	16.588	10.362
Industry of mines that do not produce energy	13.474	4.291
Electrical, gas & water sources	13.362	2.118
Other non-metals industry	12.850	7.597
Transportation & communication industry	12.360	11.448
Automotive selling & marketing industry	11.868	8.264
Financial intermediation, advertisement & insurance industry	11.031	4.162
Wholesale & retail commercial services	10.879	4.724
Wood & wooden products industry	10.426	6.711
Production industry	8.821	2.052
Other social services	8.485	7.271
Leather industry	6.058	3.508
Education	4.981	3.005
Other (*)	280.984	269.263
Total	**1.827.743**	**960.209**
Credit card limits and cheque books	335.758	—
Grand Total	**2.163.501**	**960.209**

(*) Includes small and medium sized enterprises operating in various sectors and retail customers.

The Group has given guarantees within the context of GSM programs of the Commodity Credit Corporation of the US Department amounting to NTL 4.556 (31 December 2003: NTL 998).

The Management does not anticipate any material losses as a result of these commitments and contingencies.

Note 23—Trading income, net

	31 December 2004	31 December 2003
Banking		
Income from funds granted	190.312	98.061
Income from financial leasing	6.373	2.330
Income from deposits at banks	3.807	912
Income from reserve deposits at the central bank	5.708	—
Fees and commissions received	65.542	41.002
	271.742	**142.305**
Other		
Net sales	37.919	854
Other income	51	86
	37.970	**940**
Total trading income	**309.712**	**143.245**

The breakdown of fees and commission received is as follows:

	31 December 2004	31 December 2003
Letters of guarantee	25.283	13.538
Credit cards	10.401	9.440
Cash loans	9.414	6.411
Member merchants	8.330	6.118
Import operations	4.478	2.562
Commissions from correspondents	417	—
Other	7.219	2.933
Total	**65.542**	**41.002**

Note 24—Trading expense, net

	31 December 2004	31 December 2003
Banking		
Distributions to depositors	(144.727)	(54.444)
Fees and commissions paid	(10.334)	(10.691)
	(155.061)	**(65.135)**
Other		
Cost of sales	(25.555)	(2.301)
Other expenses	(50)	(769)
	(25.605)	**(3.070)**
Total trading expense	**(180.666)**	**(68.205)**

Note 25—Non trading expense

	31 December 2004	31 December 2003
Salaries and employee benefits	(40.923)	(29.704)
Provision for possible losses on funds granted and minimum lease payment receivables	(28.208)	(8.331)
Depreciation expense (*)	(7.900)	(5.227)
Rent expense	(6.992)	(6.152)
Taxes other than on income	(6.269)	(15.989)
Credit card expenses	(4.937)	(2.040)
Advertisement expenses	(4.672)	(4.227)
Communication expenses	(2.950)	(1.915)
Impairment losses	(2.355)	—
Disallowable charges	(1.928)	(466)
Marketing, sales and distribution expenses	(1.772)	(881)
Insurance fund	(1.588)	(1.497)
Stationery expenses	(1.398)	(886)
Heating, illuminating and water expenses	(939)	(1.188)
Expenses of motor vehicles	(853)	(557)
Maintenance and repair expenses	(812)	(439)
Representation and accommodation expenses	(477)	(389)
Insurance expenses	(170)	(400)
Other expenses	(14.604)	(5.226)
Total non trading expense	**(129.747)**	**(85.514)**

(*) At the amount of NTL 2.309 depreciation expense was charged to the cost of sales of other services (31 December 2003: NTL 534).

Note 26—Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Finance House attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties, and continually assessing the creditworthiness of counterparties. In addition to monitoring credit limits, the Finance House manages the credit exposure relating to its trading activities by limiting the duration of exposure .

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the Finance House's performance to developments affecting a particular industry or geographic location.

The Finance House seeks to manage its credit risk exposure through diversification of lending activities to avoid undue concentrations of risks with individuals or groups of customers in specific locations or businesses. It also obtains security when appropriate.

Note 27—Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. Liquidity risk can be caused by market disruptions or credit downgrades which may cause certain sources of funding to become unavailable. To mitigate liquidity risk, the Group diversifies funding sources and assets are managed with liquidity in mind, maintaining a balance of cash and cash equivalents.

The table below summarizes the maturity profile of the Group's assets and liabilities. The contractual maturities of assets and liabilities have been determined on the basis of the remaining period at the balance sheet date to the

contractual maturity date. The maturity profile is monitored by the Group to ensure adequate liquidity is maintained.

31 December 2004

	Up to 3 month	3 to 6 months	6 to 9 months	9-12 months and over	Unallocated	Total
Cash and cash equivalents	438.918	1.965	2.511	982	—	444.376
Funds granted, net & investments in direct financing and sale-leaseback leases, net	483.507	211.239	247.968	282.263	—	1.224.977
Trade receivables, net	2.590	—	—	101	—	2.691
Inventories, net	—	—	—		47.598	47.598
Other receivables and other assets, net	3.079	3.347	1.433	10.522	22.518	40.899
Investments in equity participations	—	—	—	—	5.387	5.387
Premises, equipment and leasehold imp. net	—	—	—	—	65.634	65.634
Intangibles assets, net	—	—	—	—	1.351	1.351
Deferred tax asset, net	—	—	—	24.920	—	24.920
Total Assets	**928.094**	**216.551**	**251.912**	**318.788**	**142.488**	**1.857.833**
Funds borrowed from other fin. institutions	22.722	—	—	—	—	22.722
Customers' current and profit sharing accounts	1.315.548	167.462	30.494	56.379	—	1.569.883
Trade payable, net	3.394	—	—	—	—	3.394
Taxation on income	—	—	—	—	—	—
Provisions	1.724	—	—	10.825	—	12.549
Other liabilities	95.751	—	—	—	—	95.751
Minority Interest	—	—	—	—	1.789	1.789
Shareholders' equity	—	—	—	—	151.745	151.745
Total liabilities	**1.439.139**	**167.462**	**30.494**	**67.204**	**153.534**	**1.857.833**
Net maturity gap	**(511.045)**	**49.089**	**221.418**	**251.584**	**(11.046)**	**—**

31 December 2003

	Up to 3 month	3 to 6 months	6 to 9 months	9-12 months and over	Unallocated	Total
Cash and cash equivalents	269.540	—	—	—	—	269.540
Funds granted, net & investments in direct financing and sale-leaseback leases, net	373.339	163.927	106.843	192.842	51.582	888.533
Trade receivables, net	784	—	—	52	—	836
Inventories, net	93	—	—	—	1.841	1.934
Other receivables and other assets, net	2.834	3.132	—	8.689	24.983	39.638
Investments in equity participations	—	—	—	—	4.295	4.295
Premises, equipment and leasehold imp. net	—	—	—	—	108.971	108.971
Intangibles assets, net	—	—	—	—	1.202	1.202
Deferred tax asset, net	—	—	—	22.886	—	22.886
Total Assets	**646.590**	**167.059**	**106.843**	**224.469**	**192.874**	**1.337.835**
Funds borrowed from other fin. institutions	—	—	—	—	—	—
Customers' current and profit sharing accounts	898.007	132.543	25.105	45.150	—	1.100.805
Trade payable, net	1.842	—	—	—	—	1.842
Taxation on income	4.546	—	—	—	—	4.546
Provisions	—	—	—	5.866	—	5.866
Other liabilities	115.480	—	—	—	—	115.480
Minority Interest	—	—	—	—	22	22
Shareholders' equity	—	—	—	—	109.274	109.274
Total liabilities	**1.019.875**	**132.543**	**25.105**	**51.016**	**109.296**	**1.337.835**
Net maturity gap	**(373.285)**	**34.516**	**81.738**	**173.453**	**83.578**	**—**

Note 28—Currency risk

The breakdown of assets and liabilities by major currencies is as follows:

31 December 2004

	NTL	Usd	Eur	Other	Total
Cash and cash equivalents	114.256	219.934	91.425	18.761	444.376
Funds granted, net & investments in direct financing and sale-leaseback leases, net	654.316	358.234	211.348	1.079	1.224.977
Trade receivables, net	2.691	—	—	—	2.691
Inventories, net	47.598	—	—	—	47.598
Other receivables and other assets, net	40.052	834	13	—	40.899
Investments in equity participations	5.387	—	—	—	5.387
Premises, equipment and leasehold imp. net	65.634	—	—	—	65.634
Intangibles assets, net	1.351	—	—	—	1.351
Deferred tax asset, net	24920	—	—	—	24.920
Total Assets	**956.205**	**579.002**	**302.786**	**19.840**	**1.857.833**
Funds borrowed from other fin. institutions	22.722	—	—	—	22.722
Customers' current and profit sharing accounts*	750.027	569.940	248.104	1.812	1.569.883
Trade payable, net	3.394	—	—	—	3.394
Taxation on income	—	—	—	—	—
Provisions	12.449	19	—	81	12.549
Other liabilities	40.921	25.489	25.023	4.318	95.751
Minority Interest	1.789	—	—	—	1.789
Shareholders' equity	151.745	—	—	—	151.745
Total liabilities	**983.047**	**595.448**	**273.127**	**6.211**	**1.857.833**
Net exposure	**(26.842)**	**(16.446)**	**29.659**	**13.629**	**—**

* expense accruals are included in NTL

31 December 2003

	NTL	Usd	Eur	Other	Total
Cash and cash equivalents	60.466	152.128	53.677	3.269	269.540
Funds granted, net & investments in direct financing and sale-leaseback leases, net	357.200	388.404	133.384	9.545	888.533
Trade receivables, net	836	—	—	—	836
Inventories, net	1.934	—	—	—	1.934
Other receivables and other assets, net	39.407	117	43	71	39.638
Investments in equity participations	4.295	—	—	—	4.295
Premises, equipment and leasehold imp. net	108.971	—	—	—	108.971
Intangibles assets, net	1.202	—	—	—	1.202
Deferred tax asset, net	22.886	—	—	—	22.886
Total Assets	**597.197**	**540.649**	**187.104**	**12.885**	**1.337.835**
Funds borrowed from other fin. institutions	—	—	—	—	—
Customers' current and profit sharing accounts*	379.797	526.582	192.132	2.294	1.100.805
Trade payable, net	1.842	—	—	—	1.842
Taxation on income	4.546	—	—	—	4.546
Provisions	5.866	—	—	—	5.866
Other liabilities	99.950	9.360	5.474	696	115.480
Minority Interest	22	—	—	—	22
Shareholders' equity	109.274	—	—	—	109.274
Total liabilities	**601.297**	**535.942**	**197.606**	**2.990**	**1.337.835**
Net exposure	**(4.100)**	**4.707**	**(10.502)**	**9.895**	**—**

* expense accruals are included in NTL

Note 29—Capital adequacy

The capital adequacy rules require a minimum amount of capital to cover credit and market risk exposures. For the calculation of the capital required for credit risk, the balance sheet assets are weighted according to broad categories of notional credit risk, being assigned risk weighting according to the amount of capital deemed to be necessary to support them. As of December 31, 2004 and December 31, 2003, the Bank's Risk Based Capital Adequacy Ratio computed based on the unconsolidated financial statements which are prepared on the basis of Turkish GAAP and principles and regulations issued by the Banking Regulatory and Supervisory Agency are 11,73 % and 13,89 %, respectively.

Note 30—Financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm's length transaction.

Fair values of certain financial assets and liabilities carried at cost, including cash and balances with banks, blocked accounts with Central Bank, reserve deposits, funds granted, funds borrowed from other financial institutions, customers' current and profit sharing accounts are considered to approximate their respective carrying values due to their short-term nature.

Note 31—Subsidiaries and associates

The breakdown of subsidiaries and associates are as follows:

Name of the company	Sector	Subsidiary / Associate	31 December 2004 Shareholding interest	31 December 2003 Shareholding interest
Işık Sigorta A.Ş. (*)	Insurance	Associate	22,49%	22,49%
Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti.	Insurance Intermediary Services	Subsidiary	95,00%	95,00%
Asyafin İnşaat Sanayi Dış Ticaret ve Pazarlama A.Ş.	Construction and Project Development	Subsidiary	99,90%	99,90%
Asya Bilişim Teknolojileri Tur. İnş. San. ve Dış Tic. A.Ş.	Information Technology	Subsidiary	99,98%	99,98%
Vira Deniz Nakliyat Tur. San. A.Ş.	Shipping	Subsidiary	99,99%	99,99%
Asyafin Turizm Proje İnş. Taah. Emlak San. ve Tic. A.Ş.	Hotel accommodation and marketing of timeshares	(**)	(***)55,30%	(***)13,89%

(*) Işık Sigorta A.Ş. has been consolidated according to the equity method.

(**) The Finance House has the controlling power on the operations and the financial policies of the company at the end of 2004 and 2003 through its subsidiaries Asyafin İnşaat Sanayi Dış Ticaret ve Pazarlama A.Ş. (Asyafin İnşaat) and Asya Bilişim Teknolojileri Tur. İnş. San. ve Dış Tic. A.Ş. (Asya Bilişim). Asyafin İnşaat and Asya Bilişim are the shareholders of the company at the percentage rate of 46,1 % and 9,25% (31 December 2003: 4,64% and 9,25%) respectively.

(***) Effective rate.

Note 32—Segmental information

Business segments:

The main business segments are banking and other sectors (note-31):

31 December 2004

Balance Sheet	Banking	Other	Elimination	Consolidated
Cash and cash equivalents	444.326	826	(776)	444.376
Funds granted, net & investments in direct financing and sale-leaseback leases, net	1.315.712	—	(90.735)	1.224.977
Trade receivables, net	—	2.691	—	2.691
Due from related parties	—	43.585	(43.585)	—
Inventories, net	—	47.162	436	47.598
Other receivables and other assets, net	27.812	13.305	(218)	40.899
Investments in equity participations	8.845	655	(4.113)	5.387
Premises, equipment and leasehold improvements, net	31.705	33.929	—	65.634
Intangibles assets, net	1.170	181	—	1.351
Deferred tax asset, net	29.336	6	(4.422)	24.920
Total Assets	**1.858.906**	**142.340**	**(143.413)**	**1.857.833**
Funds borrowed from other financial institutions	22.722	91.070	(91.070)	22.722
Customers' current and profit sharing accounts	1.570.659	—	(776)	1.569.883
Trade payable, net	—	3.412	(18)	3.394
Due to related parties	—	43.785	(43.785)	—
Taxation on income	—	—	—	—
Provisions	12.451	98	—	12.549
Other liabilities	94.776	975	—	95.751
Deferred tax liability, net	—	4.422	(4.422)	—
Minority Interest	—	—	1.789	1.789
Share capital	167.327	4.787	(4.787)	167.327
Accumulated deficit	(42.231)	(3.432)	(3.640)	(49.303)
Unappropriated profit	33.202	(2.777)	3.296	33.721
Total liabilities	**1.858.906**	**142.340**	**(143.413)**	**1.857.833**

Income statement	Banking	Other	Elimination	Consolidated
Banking income	284.415	—	(12.673)	271.742
Other income	—	39.258	(1.288)	37.970
Banking cost	(155.061)	—	—	(155.061)
Other cost	—	(42.223)	16.618	(25.605)
Foreign exchange income/(loss), net	20.357	1.429	139	21.925
Non-trading income	9.577	23	(11)	9.589
Non-trading expense	(120.763)	(10.719)	1.735	(129.747)
Taxation benefit/(charge)	6.498	(1.850)	—	4.648
Equity in net loss of associated company	—	—	(33)	(33)
Gain on net monetary position	(11.821)	11.305	1.070	554
Minority interest	—	—	(2.261)	(2.261)
Net income	**33.202**	**(2.777)**	**3.296**	**33.721**

31 December 2003

Balance Sheet	Banking	Other	Elimination	Consolidated
Cash and cash equivalents	269.516	1.078	(1.054)	269.540
Funds granted, net & investments in direct financing and sale-leaseback leases, net	951.229	—	(62.696)	888.533
Trade receivables, net	—	825	11	836
Due from related parties	—	42.345	(42.345)	—
Inventories, net	—	1.934	—	1.934
Other receivables and other assets, net	30.242	9.396	—	39.638
Investments in equity participations	7.721	163	(3.589)	4.295
Premises, equipment and leasehold improvements, net	27.459	81.512	—	108.971
Intangibles assets, net	1.097	105	—	1.202
Deferred tax asset, net	25.817	—	(2.931)	22.886
Total Assets	**1.313.081**	**137.358**	**(112.604)**	**1.337.835**
Funds borrowed from other financial institutions	—	57.879	(57.879)	—
Customers' current and profit sharing accounts	1.101.859	—	(1.054)	1.100.805
Trade payable, net	—	12.303	(10.461)	1.842
Taxation on income	4.521	25	—	4.546
Provisions	5.816	50	—	5.866
Other liabilities	84.537	62.816	(31.873)	115.480
Deferred tax liability, net	—	2.931	(2.931)	—
Minority Interest	—	—	22	22
Share capital	138.411	4.788	(4.788)	138.411
Accumulated deficit	(48.473)	1.905	638	(45.930)
Unappropriated profit	26.410	(5.339)	(4.278)	16.793
Total liabilities	**1.313.081**	**137.358**	**(112.604)**	**1.337.835**

Income statement	Banking	Other	Elimination	Consolidated
Banking income	147.616	—	(5.311)	142.305
Other income	—	1.769	(829)	940
Banking cost	(65.135)	—	—	(65.135)
Other cost	—	(3.981)	911	(3.070)
Foreign exchange income/(loss), net	8.009	3.217	—	11.226
Non-trading income	20.801	525	(8)	21.318
Non-trading expense	(80.987)	(5.364)	837	(85.514)
Taxation benefit/(charge)	1.977	(3.291)	—	(1.314)
Equity in net loss of associated company	—	—	—	—
Gain on net monetary position	(5.871)	1.786	124	(3.961)
Minority interest	—	—	(2)	(2)
Net income	**26.410**	**(5.339)**	**(4.278)**	**16.793**

Geographical Segment

The Finance House and its subsidiaries and associates operate solely in Turkey and, as such, no geographical segment information is presented.

Note 33—Subsequent events

Law On the Currency Unit of The Republic Of Turkey

After 1 January 2005, the currency unit of the Republic of Turkey will be New Turkish Lira (NTL) and the conversion rate between the Turkish Lira (TL) and the New Turkish Lira will be; 1.000.000 TL = 1 NTL (In Turkey, the fractions are separated with commas, instead of dots. Consequently, separators for thousands are dots instead of commas). The hundredth part of the New Turkish Lira will be the New Kuruş and one New Turkish Lira will be equivalent to a hundred New Kuruş.

On the transaction results and at the payment stages of conversion transactions of the Turkish Lira values to the New Turkish Lira and the transactions to be conducted in terms of the New Turkish Lira, a half New Kuruş and the values higher than a half New Kuruş shall be rounded off to one New Kuruş. The values lower than a half New Kuruş shall not be taken into account.

According to the New Turkish Lira Law; "All references made to Turkish Lira or Lira in laws and other legislation, administrative procedures, court decisions, legal operations, commercial papers and other documents that produce legal effects as well as means of payment and instruments of exchange shall be considered as having been made to New Turkish Lira".

Go-public

The Finance House has applied to Capital Market Board for public offering to İstanbul Stock Exchange and other international markets.

[THIS PAGE INTENTIONALLY LEFT BLANK]

OUR HEAD OFFICE

Asya Katılım Bankasi A.Ş.
Kuşbakışı Sokak, No. 2
Altunizade 34662
İstanbul, Turkey

LEGAL ADVISORS TO US AND THE SELLING SHAREHOLDERS

As to U.S. Law

Chadbourne & Parke LLP

30 Rockefeller Plaza
New York, New York 10112
United States

As to English Law

Chadbourne & Parke

(a multinational partnership)
Regis House
45 King William Street
London EC4R 9AN
England

As to Turkish Law

Pekin & Bayar Ortak Avukat Bürosu
Ahular Sokak, No. 15
Etiler 34337
İstanbul, Turkey

LEGAL ADVISORS TO THE MANAGERS

As to U.S. and English Law

Baker & McKenzie LLP
100 New Bridge Street
London EC4V 6JA
England

As to Turkish Law

Cerrahoğlu Avukat Bürosu
Morbasan Sokak
Cerrahoğlu Binası
Balmumcu 34349
İstanbul, Turkey

AUDITORS

Serbest Mali Müşavirlik A.Ş. Denetim ve Yeminli Mali Müşavirlik A.Ş., a member of Deloitte Touche Tohmatsu
Yapi Kredi Plaza
Kat 5
Levent, 34330
Istanbul, Turkey

Saygın Yeminli Mali Müşavirlik ve Denetim A.Ş., a member of HLB International
Barbaros Bulvari 73/1
Beşiktaş
Istanbul, Turkey

BANK ASYA

END

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